Form 20-F
period 2021-12-31
Mynaric AG
filed 2022-05-06
CIK 1850453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission File No. 001-41045

MYNARIC AG

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Dornierstraße 19

82205 Gilching, Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Stefan Berndt-von Bülow

c/o Mynaric AG

Dornierstraße 19

82205 Gilching, Germany

+49 (0) 8105 79990

stefan.berndtvonbuelow@mynaric.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depository Shares	MYNA	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	—	The Nasdaq Stock Market LLC(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

5,242,948 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(1)	Not for trading, but only in connection with the listing on The Nasdaq Stock Market of American Depository Shares.

i

ii

INTRODUCTION

We conduct our business through Mynaric AG, a German stock corporation (Aktiengsellschaft). Unless otherwise indicated or the context otherwise requires or where otherwise indicated, the terms “Mynaric,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Mynaric AG together with its subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our results of operations and financial condition as reflected by our IFRS financial statements that are included in this Annual Report on Form 20-F (“Annual Report”) may differ substantially from the results of operations and financial condition that would be reflected by financial statements prepared in accordance with U.S. GAAP. We have not prepared a reconciliation of our financial information to U.S. GAAP or a summary of significant accounting differences between IFRS and U.S. GAAP, nor have we otherwise reviewed the impact the application of U.S. GAAP would have on our financial reporting.

Our consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Annual Report and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Annual Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars. For the convenience of the reader, we have translated some financial information into U.S. dollars. Unless otherwise indicated, these translations were made based on the Euro/U.S. dollar exchange rate published by the European Central Bank on December 31, 2021, which was €1.00 to $1.1326.

Financial information in thousands or millions, and percentage figures have been rounded. Rounded total and sub-total figures in tables in this Annual Report may differ marginally from unrounded figures indicated elsewhere in this Annual Report or in the financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and sub-totals indicated elsewhere in this Annual Report.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Annual Report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Air Force Magazine, ArkInvest, Breaking Defense, C4ISRNet, Congressional Research Service, Grand View Research, MarketsandMarkets, National Defense Magazine, ResearchandMarkets, Space News, the U.S. Air Force, the German Aerospace Center, and the Stockholm International Peace Research Institute.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item. 3 Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties. While we believe our internal estimates, surveys, and research are reliable, they have not been verified by any independent source.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Annual Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

i

This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FREQUENTLY USED TERMS

In this Annual Report:

“CJADC2” refers to Combined Joint All Domain Command and Control architecture.

“Coarse pointing assembly” refers to a two axis gimballed mirror for independent steering of optical communication terminals. It is a device that is mounted on a terminal telescope and allows the terminal to operate without constraining the satellite attitude. It is used in inter-satellite links in high- and low-earth orbits.

“DARPA” refers to the U.S. Defense Advanced Research Projects Agency.

“DLR” refers to the German Aerospace Center (Deutsches Zentrum für Luft- und Raumfahrt e.V.).

“Free space optic communication” is the wireless transmission of data via a modulated optical beam directed through free space, without fiber optics or other optical systems guiding the light.

“Inter-plane” refers to the communication between satellites in different orbital planes occurring through inter-plane inter-satellite lines.

“Intra-plane” refers to the communication between satellites in the same orbital plane occurring through intra-plane inter-satellite lines.

“LEO” refers to low Earth orbit, which is an orbit around Earth with an altitude above Earth’s surface from 160 kilometers to 2,000 kilometers.

“MEO” refers to medium Earth orbit, which is an orbit around Earth with a distance of 2,000 kilometers to 35,786 kilometers.

“Mesh Network” means a type of wireless network topology, where each network node participates in the distribution of data across the network by relaying data to other nodes that are in range. A mesh network has no centralized access points but uses wireless nodes to create a virtual wireless backbone. Mesh network nodes typically establish network links with neighboring nodes, enabling user traffic to be sent through the network by hopping between nodes on many different paths. At least some nodes must be connected to a core network for backhaul.

“NDSA” refers to the SDA’s National Defense Space Architecture.

“OISLs” refers to optical-intersatellite links, which are wireless communication links using optical signals to interconnect satellites.

“Quantum key distribution” refers to a technique that enables secure communications between devices using a cryptographic protocol that is partly based on quantum mechanics.

“RF” refers to radio frequency, which is a measurement representing the oscillation rate of electromagnetic radiation spectrum, or electromagnetic radio waves, from frequencies ranging from 300 gigahertz (GHz) to as low as 9 kilohertz (kHz).

“SDA” refers to the U.S. Space Development Agency.

“UAVs” refers to unmanned aerial vehicles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3 Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our future business and financial performance, including our revenue, operating expenses and our ability to achieve profitability and maintain our future business and operating results;

•	our strategies, plans, objectives and goals, including, for example, the planned completion of the development of our products and the intended expansion of our product portfolio or geographic reach;

•	the expected start of serial production of our products and terminal production output;

•	our planned monetization of our technology and products;

•	our expectations regarding the development of our industry, market size and the competitive environment in which we operate.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors,” the following:

•

we are a development-stage company with limited operating history and a history of significant losses and we may never be able to execute our business strategy, generate revenue or reach profitability;

•	our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication;

•	our potential customer base for the use of our products is limited;

•	we deploy innovative technologies and solutions in our products, which may not be fully functional, and the initial deployment of our products by customers could prove unsuccessful;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market positioning;

•	our business is affected by the implementation of industry standards guaranteeing interoperability between laser communication products of different vendors, which could be unsuccessful;

•	our sales cycle can be long and sophisticated as well as requiring considerable time and expense;

•	we have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders;

•

we depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers, including due to the COVID-19 pandemic, may subject us to external procurement risks that negatively affect our business;

•

defects or performance problems in our products could result in loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	we may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy;

•	we may not be able to obtain sufficient financing for the operations and ongoing growth of our business;

•

we are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;

•	our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security;

•	we may not be able to obtain, or agree on acceptable terms and conditions for, all or a significant portion of the government grants, loans and other incentives for which we may apply;

•	we are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties;

•

we are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs;

•

if we do not maintain required security clearances from, and comply with our security agreements with, the U.S. government, we may not be able to enter into future contracts with the U.S. government requiring such clearance;

•

our business is and could become subject to a wide variety of extensive and evolving government laws and regulations, and failure to comply with such laws and regulations could have a material adverse effect on our business;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business;

•	we may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology;

•

we may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs;

•

we have been and may become involved in litigation and administrative and regulatory proceedings, which require significant attention from our management and could result in significant expense to us and disruptions to our business;

•	we may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers; and

•	our risk management and internal control procedures may not prevent or detect violations of law.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report, including the uncertainties and factors discussed under “Item 3. Key Information—D. Risk Factors” and the documents that we have filed as exhibits to the registration statement, of which this Annual Report is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect. All forward-looking statements made in this Annual Report are qualified by these cautionary statements.

Comparison of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or operating results. For a more complete discussion of the material risks facing our business, see “Item 3. Key Information—D. Risk Factors”:

•

we are a development-stage company with limited operating history and a history of significant losses and we may never be able to execute our business strategy, generate revenue or reach profitability;

•	our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication;

•	our potential customer base for the use of our products is limited;

•	we deploy innovative technologies and solutions in our products, which may not be fully functional, and the initial deployment of our products by customers could prove unsuccessful;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market positioning;

•	our business is affected by the implementation of industry standards guaranteeing interoperability between laser communication products of different vendors, which could be unsuccessful;

•	our sales cycle can be long and sophisticated as well as requiring considerable time and expense;

•	we have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders;

•

we depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers, including due to the COVID-19 pandemic, may subject us to external procurement risks that negatively affect our business;

•

defects or performance problems in our products could result in loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	we may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy;

•	we may not be able to obtain sufficient financing for the operations and ongoing growth of our business;

•

we are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;

•	our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security;

•	we may not be able to obtain, or agree on acceptable terms and conditions, for all or a significant portion of the government grants, loans and other incentives for which we may apply;

•	we are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties;

•

we are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs;

•

if we do not maintain required security clearances from, and comply with our security agreements with, the U.S. government, we may not be able to enter into future contracts with the U.S. government requiring such clearance;

•

our business is and could become subject to a wide variety of extensive and evolving government laws and regulations, and failure to comply with such laws and regulations could have a material adverse effect on our business;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business;

v

•	we may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology;

•

we may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs;

•

we have been and may become involved in litigation and administrative and regulatory proceedings, which require significant attention from our management and could result in significant expense to us and disruptions to our business;

•	we may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers; and

•	our risk management and internal control procedures may not prevent or detect violations of law.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks may have material adverse effects on our business, financial condition and results of operations. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also materially affect our business operations and financial condition.

Risks Related to our Business

We are a development-stage company with limited operating history and a history of significant losses. We may never be able to execute our business strategy, generate revenue or reach profitability.

We are a development-stage company and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. Although we have developed, produced and tested prototypes of our products and are currently finalizing our products for serial production, we cannot assure you that our products will perform as expected under daily operating conditions or that we will be able to detect and fix any potential weaknesses in our technology or products prior to commencing serial production. Even if our products become commercially viable, we may not generate sufficient revenue necessary to support our business.

We have a history of net losses and negative net cash used in operating activities since inception and we expect losses and negative net cash used in operating activities to continue for the foreseeable future. For 2021, 2020 and 2019, we incurred net losses of approximately €45.5 million, €19.8 million and €9.9 million, respectively. As of December 31, 2021, 2020 and 2019, we had an accumulated deficit of approximately €92.8 million, €47.3 million and €27.5, respectively. For the years ended December 31, 2021, 2020 and 2019, we had negative net cash used in operating activities of €39.4 million, €16.9 million and €8.3 million, respectively. We expect that we will incur additional significant expenses as we continue to conduct research, expand and refine our technology, and further develop our products. We will also incur significant expenses related to preparations for the commercialization of our products, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. We will not be able to cover our expenses with revenues at least until such time at which we begin material deliveries of our products and significantly increase the scale of our operations and, therefore, intend to use the proceeds from future financings, to cover our ongoing and future expenses. Furthermore, the audit report covering our December 31, 2021 consolidated financial statements contains an explanatory paragraph relating to our ability to continue as a going concern. While we believe that we will be successful in obtaining additional financing in a timely manner to fund our operational and financial obligations, there are material uncertainties that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge its liabilities in the normal course of business.

Our business strategy is focused on growth and our decisions regarding capital expenditures and investments are made on this basis. Our projects and strategic decisions may fail to meet expectations and the anticipated return on investment from these projects may not be achieved. Our ability to generate revenue from our operations and, ultimately, achieve profitability will depend on, among other things, whether we can complete the development and commercialization of our technology, whether we can manufacture our products on a commercial scale in amounts and at costs consistent with our expectations, and whether we can achieve market acceptance of our products, services and business model. We may never operate on a profitable basis. If we are unable to reach profitability, we may need to reduce the scale of our operations, which may impact our business growth or adversely affect our financial condition and results of operations. Even if we reach profitability, we may not be able to sustain it.

Our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication, in particular for aerospace communications networks.

We are a developer and manufacturer of laser communication products for aerospace communications networks. Laser communication is designed to serve as a backbone technology, a key connectivity component of telecommunications networks featuring very high data transmission rates, creating data highways by connecting individual platforms such as airplanes and satellites. Our success and future growth, therefore, depend significantly on the development of a market for laser communication, in particular for aerospace communications networks.

Communication networks may comprise various platforms, including drones, airplanes, balloons and satellites, and may be located in the troposphere (i.e., at the height of commercial aviation), the stratosphere (i.e., at a height of 20 to 30 kilometers above ground), or in outer space. Communications networks consisting of a large volume of satellite or aircraft platforms are referred to as constellations. Each individual platform typically contains multiple laser communication units. Our ability to successfully develop and commercialize our laser communication products (e.g., flight terminals) depends on potential customers’ willingness to invest, on a global scale, in the development of such constellations. If such constellations are not developed on a global scale, there would be limited applications available for our ground stations and flight terminals, such as the connection of individual airplanes, drones or satellites with the ground.

Constellations in general, and the market for laser communication systems specifically, are still in early stages of development. To our knowledge, there is only one constellation operational at this time that partly utilizes laser communication for linking satellites. Other constellations utilizing laser communications are planned but not yet operationally deployed. The future implementation of constellations by potential customers remains subject to significant technological and financing risks. For example, many of the constellations currently being planned by potential customers envisage worldwide internet and network coverage. Establishing such extensive coverage through multiple laser communication units has not been tested in practice and could entail substantial technical difficulties. At the same time, the development of constellations with such coverage requires investment of billions of dollars, and accordingly depends on the ability to obtain related financing.

If laser communication remains a niche market, demand for our products would be significantly lower than we currently anticipate. Our approach of developing standardized products for a large number of customers could prove unsuccessful if certain customers demand widely varying product specifications and units in significantly lower quantities. This would require project-specific production instead of serial production, meaning that our anticipated economies of scale could fail to materialize. If this market does not develop as we anticipate, then we will not generate revenues as planned and may need to curtail our operations or seek financing earlier than anticipated.

Our potential customer base for the use of our products is limited.

Given the technological challenges and the high capital expenditures required for the development and deployment of our products, we believe that our potential customer base is limited. There is a small number of potential customers who represent potentially significant initial customers for the deployment of our laser communication equipment. Successful customer acquisition and retention of significant initial customers is therefore critical to generate follow-on business such as the implementation and maintenance of complementary products. As a result, our ability to sell laser communication products at scale is dependent on our ability to successfully acquire and retain significant initial customers by winning their business at an early stage.

Due to our limited potential customer base, we anticipate that sales to initial customers will be, individually, material to our future revenues, results of operations and cash flows. Accordingly, any change in the relationship with any customer, the strength of any customer’s business or their demand for our products could materially affect our results.

Any failure to acquire and retain customers and maintain relationships with key customers, as well as the loss of any potential customer, would have a highly adverse impact on our business, results of operations, financial position and prospects, and in particular on our revenue.

Orders included in our optical communications terminal backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

Our optical communications terminal backlog grew significantly year-over-year from three terminal deliverables in backlog as of December 31, 2020 to 40 terminal deliverables as of December 31, 2021. Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Optical communications terminals are defined as the individual devices responsible for pointing the laser beam and capable of establishing a singular optical link each. The optical communications terminal backlog particularly includes (i) optical communications terminal deliverables related to customer purchase orders; and (ii) optical communications terminal deliverables in the context of other signed agreements. Accordingly, backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled orders, changes in scope and adjustments. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions. We believe that optical communications terminal backlog will continue to increase significantly in 2022 and have already achieved an increase of more than five times resulting in an optical communications terminal backlog of 211 terminal deliverables as of April 28, 2022.

Our optical communications terminal backlog is comprised of executed purchase orders from high rated leading customers in the defense industries, customers with which we have had long-standing relationships and governmental agencies. The disclosure of backlog aids in the analysis of the demand for our products, as well as our ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. During periods of economic slowdown, or decreases and/or instability in commodity prices, the risk of backlog orders being suspended, delayed or canceled generally increases. Delays, suspensions, cancelations, and scope changes could materially reduce or eliminate profits that we actually realize from orders in optical communications terminal backlog. Finally, poor contract performance could also result in cancelations and reduce or eliminate profits realized from orders in backlog. Such developments could have a material adverse effect on our business and our profits. In addition, our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders subject to penalties. Should any cancelations or modifications occur, our optical communications terminal backlog and anticipated revenue would be reduced unless we were able to replace the canceled order. As a result, optical communications terminal backlog is not necessarily indicative of our revenues to be recognized in a specified future period and we cannot assure that we will recognize revenue with respect to each order included in our backlog.

We deploy innovative technologies and solutions in our products, which may not be fully functional. The initial deployment of our products by customers could prove unsuccessful.

The functionality, usability and availability of our technology and products in daily use and at scale is unproven. We cannot assure you that our technology will perform as expected under daily operating conditions or that we will be able to detect and fix weaknesses or flaws in our technology or products prior to commencing serial production. Any of the technologies we intend to use or solutions we expect to offer may not be available or fully functional at the time of the first delivery of our products or at all, and this could have an adverse effect on our ability to grow our business.

If our customers are unsuccessful in the initial deployment of our products, this could be considered as indicative of future performance of our products and could significantly harm our reputation in the market. Potential difficulties in connection with meeting obligations under contracts with initial customers, such as delivery delays, technical performance or quality, could lead to loss of the affected customer and other existing or potential customers. In such cases, it is unlikely that we would succeed in compensating for the related losses in revenues through new customers in the short to medium term. As a result, any failure in the initial deployment of our products by initial customers would have a highly adverse impact on our business, results of operations, financial position and prospects.

Positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market positioning.

In September 2020, SpaceX announced its first successful test of its Starlink satellite “space lasers” in orbit. On September 13, 2021, SpaceX launched its first whole batch of 51 laser-equipped Starlink satellites with the goal to enable future Starlink satellites to transmit information to one another while in orbit using the optical “space lasers.” Public announcements of successful test missions such as these have drawn significant public attention to the laser communication market. While we believe that there are currently only a few enterprises offering a viable solution for laser communication, we are subject to significant and intensifying competition within the satellite industry and from other providers of communication capacity, including large multinational enterprises. To compete successfully and to be able to establish and maintain a competitive position in current and future technologies, we will need to demonstrate the advantages of our technology over both new and well-established alternative solutions for communication networks. If our technology is not, or our future products or services are not, competitive, our business would be harmed.

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies and the promotion of their offerings, and they may be able to offer lower prices in order to establish or gain market share. In addition, certain companies that are potential customers (such as SpaceX or Amazon) may develop or advance their in-house laser communication capabilities and as a result compete with us or not require laser communication equipment from third parties, such as us. Competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings or may lobby potential governmental customers against us. Furthermore, it is possible that German or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources, may seek to provide products or services that compete directly or indirectly with ours. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures implemented by, its home country.

In the aerospace sector, our competitors include TESAT Spacecom (an Airbus subsidiary), Thales Alenia Space, SA Photonics (a CACI subsidiary), Ball Aerospace General Atomics and Space Micro, as well as a handful of other entities that possess the necessary technical know-how and resources to compete with us. Furthermore, large information technology enterprises such as Cisco, Huawei, Commscope, Infinera and Corning already have experience in wired laser communication for ground-based fiber networks and may potentially enter the market. In addition, aviation enterprises such as Boeing and large military equipment suppliers may enter the market. For example, Raytheon and Hensoldt are both actively promoting laser communication capabilities even though no public information is available regarding the maturity of their systems. These companies may employ aggressive strategies like subsidy-enabled dumping and lobbying of customers, partners, investors and the media in an attempt to force us out of the market (e.g., by delaying the deployment of our products in certain geographical areas). As the market expands, we expect the entry of additional competitors who may have longer operating histories, more extensive international operations, greater name recognition and/or substantially greater technical, marketing and financial resources.

Due to the significant increase in both government and commercial space activities in recent years, in particular the number of constellations that are expected to be deployed, industry experts are increasingly concerned that there is a potential for low Earth orbit (LEO) to become overcrowded and polluted with both active satellites and space debris such that future space endeavors could be more difficult, if not impossible. Outer space remains largely unregulated and there is little to no consensus on standards for space situational awareness, space traffic management, space debris mitigation or space sustainability. A new treaty-like mechanism will be difficult to achieve given the lack of political will and the inability to develop consensus among major governmental space powers. Equally challenging are definitional issues and the dual-use nature of outer space, which makes it difficult to frame appropriate rules. Without coherent international actions to address the risk of debris, it falls on private space companies to adopt responsible satellite design and operational practices to ensure a sustainable space environment. If the risk of increasing satellite collisions materializes, there could be a limit on the number of constellations than can actually be deployed, which would in turn significantly increase competition.

Our business is also subject to competition from ground-based forms of communications technology. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable and terrestrial wireless transmitters, often with funding and other incentives provided by governments. The ability of terrestrial companies to significantly increase the capacity, capability and/or the reach of their conventional or other competing networks or significantly lower prices for such networks could result in a decrease in the demand for laser-enabled aerospace communications networks and consequently for laser communication products, thereby having a material adverse impact on our earnings and business prospects.

In addition, new technologies could render laser communication-based services less competitive by satisfying connectivity demand in other ways. If competition intensifies, the resulting increase in supply could cause prices to fall, narrowing our margins. Heightened competition in the laser communication market could have a material adverse impact on our business, results of operations, financial position and prospects, particularly regarding costs.

Our business is affected by the implementation of industry standards guaranteeing interoperability between laser communication products of different vendors, which could be unsuccessful.

We believe that the establishment of a large-scale market for laser communication depends on the successful development and implementation industry standards guaranteeing interoperability between laser communication products of different vendors. As of today, the optical communications terminal standard issued by the U.S. Space Development Agency (“SDA”) is the leading industrial standard adapted by multiple companies involved in U.S. government programs. Even though we and others successfully conducted demonstrations of the implementation of the SDA standard in various test scenarios, we cannot assure you that efforts to ensure cross-vendor interoperability will ultimately be successful.

Furthermore, commercial constellations of sufficient size and scale may decide to create and implement their own standard to optimize their network. As a consequence, multiple competing industry standards may emerge in parallel, which would cause a fragmentation of the market, potentially hindering sustained growth of the laser communication market. The U.S. Defense Advanced Research Projects Agency’s (“DARPA”) Space Based Adaptive Communications Node (“Space-BACN”) program aims to establish a flexible optical communications terminal that can adapt to multiple future industry standards, and in December 2021 we were selected to contribute to phase 0 of the program. We cannot, however, assure you that efforts to ensure a terminal agnostic to a large variety of industry standards will ultimately be successful.

If a potential customer decides to purchase laser communication products from one of our competitors, our products currently can only be sold to that customer with significant operational and technical outlays or only if the competitor’s product is compliant to interoperability standards. Any failure to implement interoperability with products of other laser communication vendors could have an adverse effect on our business, results of operations, financial position and prospects.

Our sales cycle can be long and sophisticated as well as requiring considerable time and expense.

The timing of our sales is difficult to predict because of the length of our sales cycle, particularly with respect to sales of our products in the government market.

The typical sales cycle for our products in the government market includes a pre-sale process to define a potential customer’s needs and budget. Certain customers may choose, or be required, to conduct a request for information (“RfI”) or request for proposal (“RfP”) process, requiring us to openly bid for the project. In our response to these RfIs and RfPs, we offer potential customers specific commercial solutions covering detailed technical and commercial explanations as well as details on production capacities and ramp-up strategies. Proposals are evaluated based on various criteria, including technical requirements, reliability, associated risk and successful track-record of the manufacturer, and price. If we are selected, we enter into negotiations and, if successful, ultimately receive a purchase order from the customer. Many purchase orders allow for or require phased delivery of products over several months or years, with payments being made following order placement, achievement of other milestones and product delivery. The sales cycle for our products from initial contact with a potential customer in the government market varies widely, ranging from a few months to well over a year. The sales process for our products for commercial applications depends on the individual customer and the size and structure of a project. Our sales team often engages in detailed discussions with potential customers to define the customer’s needs and budget. Following these discussions, we sometimes either sign a memorandum of understanding (“MoU”) or a term sheet or directly negotiate long-form agreements but even then there is no guarantee that we will enter into final agreements. Accordingly, relationships and anticipated opportunities some of which we may invest considerable time in to win might not continue or be extended and may terminate entirely. From time to time, in particular with respect to large, established customers, we may also be required to participate in commercial RfI or RfP processes. As with sales in the government market, the entire commercial sales process may take from a few months to over a year.

There are many other factors specific to clients that contribute to the timing of their purchases, including budgetary constraints, funding authorization, changes in technical requirements and changes in their personnel. In addition, the significance and timing of our product enhancements, and the introduction of new products by our competitors, may also affect our customer’s purchases. As a result, even final purchase orders or definitive agreements relating to the development and delivery of laser communication products may be subject to change or cancelation. For all of these reasons, it is difficult to predict whether a sale will be completed or changed, the particular period in which a sale will be completed or the period in which revenue from a sale will be recognized. It is possible that in the future we may experience even longer sales cycles, more complex customer needs, higher upfront sales costs, and less predictability in completing some of our sales. Moreover, we may in the future enter into agreements under which we will not receive any payments or recognize any revenue until we complete a lengthy implementation cycle.

We have entered into and may in the future enter into strategic partnership agreements with key customers, which may include exclusivity arrangements and provisions that allow either party to terminate the relationship under certain specified circumstances. For example, on October 31, 2021, we entered into a strategic agreement (the “Strategic Agreement”) with Northrop Grumman (“NG”) pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We have agreed to exclusively develop and sell such jointly developed and customized products for this specific market segment to NG. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. In return, NG has agreed to provide us with an annual minimum awards opportunity to sell and provide to NG our jointly developed products or our off-the-shelf products and/or related services. However, there is no guarantee that NG will in fact present us with such opportunities in the anticipated annual amount. Even if they do, there is no guarantee that NG will be awarded the contracts. Furthermore, during the term of the agreement, we will not be able to develop and sell customized products to any third party in the space sector where the ultimate customer is a U.S. government customer. In addition, we entered into MoUs with Cloud Constellation, a constellation builder, and JR Aerospace, an Indian investment and technology company, in 2021. While we are in the process of negotiating definitive agreements with both companies, there is no guarantee that we will enter into final agreements. Accordingly, these relationships might not continue or be extended and may terminate entirely. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our revenue could be lower than expected and it could have a material adverse effect on our business, financial condition, or results of operations.

We have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders.

We develop, manufacture and assemble our laser communication products in-house. As part of our order processing management, we will need to implement adequate internal logistical and technical production processes to minimize project-based risks. Once a customer orders our products, we must deliver such products to the customer on a mutually agreed date. Since we have only limited experience with order processing, serial production and delivery logistics, there is a risk that unexpected or spontaneous demand for our products could lead to delays in our internal logistical and technical production processes as well as delays in delivery. This is especially true in the space domain, in which potential customers may demand a steep production increase of laser communication equipment for the rapid deployment of constellations in order to minimize the time during which the constellation is only partially deployed and therefore of limited use. Unanticipated developments with respect to component assembly, or inability to handle customer orders due to a lack of appropriate processes, structures or other factors, could materially impact our ability to process orders. Issues related to order processing could also damage our reputation and render the sourcing of future orders more difficult, thereby having an adverse effect on our business, results of operations, financial position and prospects.

We depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers, including due to the COVID-19 pandemic, may subject us to external procurement risks that negatively affect our business.

We depend on third-party suppliers to provide individual components such as optical components, special electronics and structural components for our products and we expect to continue to do so for future products. While some key components are manufactured to our specifications, many components are “off-the-shelf” and available commercially.

We typically do not maintain long-term supply contracts, but instead rely on informal arrangements and off-the-shelf purchases based on purchase orders. We do not carry a significant inventory of necessary components and our suppliers could discontinue the manufacture or supply of these components at any time. Establishing additional or replacement suppliers for any of these components, if required, or any supply interruption from our suppliers, could limit our ability to manufacture our products, result in production delays and increased costs and adversely affect our ability to deliver products to our customers on a timely basis, which could result in our failure to perform under customer contracts. If we are not able to identify alternate sources of supply for the components, we may need to modify our product to use substitute components, which could cause delays in shipments, increase design and manufacturing costs and increase prices for our products. Any such modified product might not be as effective as the predecessor product or might not gain market acceptance. This could lead to customer dissatisfaction, reputational harm and loss of customer orders, which would have an adverse effect on our business, results of operations, financial position and prospects. In addition, some of our current suppliers are specialty suppliers providing components that are only available from a handful of suppliers worldwide (or in some cases a sole supplier), which means that off-the-shelf components may not be viable substitutes. It is therefore not always possible to adhere to our “second source strategy” (pursuant to which we always seek to have at least two qualified suppliers for every component). If these specialty suppliers become unable to deliver the required components, procuring these components from another supplier may only be possible at significant additional cost, if at all. As a result, there is a risk that we cannot obtain the components needed for manufacturing our products on a timely basis or at an economically viable cost, and, thus, become unable to deliver our products, resulting in reputational harm and loss of existing and future business.

Any disruptions to our supply chain, significant increase in component costs, or shortages of critical components, could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at our supplier’s plants or shipping delays due to efforts to limit the spread of COVID-19 or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, market shortages due to surge in demand for any particular part or component, increases in prices or impact of inflation, the imposition of regulations, quotas or embargoes on components, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the parts and components sourced through the supply chain, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities, trade embargos and other services. Further, the currently prevalent global supply chain disruptions have had, and may continue to have, adverse impacts on our supply chain, particularly for our HAWK product, that result in lower production volumes for the current HAWK product version and earlier introduction of the subsequent product version than initially planned. The broader inflationary environment could put pressure on our unit costs in the future and increased upfront payments to our suppliers and earlier phasing of those payments may put pressure on our non-recurring costs in future periods. In addition, any future updates or modifications to the anticipated design of our products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our results of operations, financial condition and prospects.

In addition, it is possible that certain components are ultimately not qualified for use, or may not function as intended. The particularly long development cycles in our business and lengthy qualification of individual components render quick replacement of individual suppliers difficult. Insourcing of certain components may require lengthy preparations, license negotiations or significant capital expenditures, or may not be possible at all.

If we are unable to keep up with demand for our products by obtaining the components needed to successfully manufacture and deliver our products in a timely manner, our business could be impaired, and market acceptance for our products could be adversely affected.

Defects or performance problems in our products could result in loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

To date, we have only delivered pre-serial and individual prototype versions of our products for demonstration purposes. Although we have implemented stringent quality controls, our products may contain undetected errors or defects, especially when first introduced, or may otherwise fail to meet our customers’ quality requirements. These errors, defects, product failures or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the performance of the product.

Any actual or perceived errors, defects or poor performance in our products could result in the replacement or rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts or increases in customer service and support costs. Furthermore, our customers may suffer consequential damages significantly exceeding the value of the products we sell to them if our products are defective or fail to meet their quality requirements. Defective components may give rise to warranty, indemnity or product liability claims against us that could significantly exceed any revenue or profit we receive from such products. Moreover, our insurance coverage may be inadequate to cover our liabilities related to such claims and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on the same terms as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

If one of our products causes bodily injury or property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply and manufacturing as well as accounting and administrative functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and we cannot assure you that we will be able to scale the business and the manufacture of products as currently planned or within the envisaged timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and we cannot assure you that we will be able to find suitable locations for the manufacture of our products.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring and training employees, finding manufacturing capacity to produce our products, and delays in production. We may have to invest significant additional resources and focus our attention on adapting our internal organization, function and processes which may cause distraction from our operations and negatively affect our business.

We may not be able to obtain sufficient financing for the operations and ongoing growth of our business.

The implementation of our business strategy requires significant capital outlays. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand. We have, since our inception, financed our business operations, and expect to continue to finance our business operations. While we primarily seek to finance our business by raising equity capital, we entered into a credit agreement with three lenders for a credit line of €25 million on May 2, 2022 (see also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Agreement 2022”). We anticipate that our future cash requirements will continue to be significant and that we will need to obtain additional financing to implement our business plan. The availability and cost of external financing depend on a number of factors, including our financial performance, general market conditions and, in the case of any debt financing, our credit rating. This financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business.

Our ability to raise equity financing largely depends on our ability to convince investors to fund our operations and growth, especially considering that we have not generated meaningful revenues to date and our market valuation is mostly based on our potential future financial performance rather than past or current financial performance. Our ability to raise financing will depend on the growth of the laser communication market, as well as our success in securing market share and implementing our business model. It is also dependent on our ability to position ourselves favorably to investors from different regions, with different investment focus and investment limitations. This is particularly relevant as our involvement in the government defense sector may make us unattractive to investors with certain environmental, social and corporate governance (ESG) requirements. Furthermore, our ability to raise equity financing depends on the general interest of investors in the aerospace sector and the sentiment of the financial markets at large, both of which are beyond our control.

Our ability to raise further debt financing, should we need or choose to do so, will largely depend on past financial results. Given that we and the industry in which we operate are still at a very early maturity stage and due to our intensive development activities over the last few years, we have consistently incurred significant losses, which have a negative impact on our creditworthiness to banks and lenders. We may fail to obtain debt financing due to a perceived low creditworthiness, a lack of credit ratings, our management’s ability to negotiate with existing or potential lenders, as well as external factors such as general market interest rates, banks’ and other lenders’ credit policies or changes in the legal environment. Furthermore, any debt financing, if available, may involve restrictive covenants that could reduce our operational flexibility or profitability.

In addition, long-term disruptions to the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology or products, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

We are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly qualified engineering, design, manufacturing and quality assurance, finance, marketing, sales and support personnel. Certain members of our senior management team have extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could adversely affect our business and competitiveness.

Competition for qualified employees is intense, and our ability to hire, attract and retain such employees depends, among other things, on our ability to provide competitive compensation. In addition, there is only a small pool of potential replacement employees with adequate competencies and knowledge. Any inability to hire, attract, train and develop qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. In addition, we may have to hire a significant additional number of employees in order to be able to finalize the development of our products and start serial production according to our currently envisaged timeline.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our IT systems, which support our operations. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among other things, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. Furthermore, foreign governments may target us given our involvement in government programs, including because we may be in possession of national security information and involved in the development of advanced technology systems. If we are unable to protect sensitive information, governmental authorities could question the adequacy of our security measures.

Our disaster recovery planning cannot account for all eventualities. Our business and operations could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shut down, confidential or proprietary information of ours, our employees, our customers or other third parties such as suppliers is stolen, lost or disclosed, we lose customers, we incur costs or are required to pay fines in connection with confidential or export-controlled information that is disclosed, we must dedicate significant resources to system repairs or increase cyber security protection or we otherwise incur significant litigation or other costs as a result of any such event. Furthermore, negative publicity arising from these types of events could damage our reputation. While our insurance coverage could offset losses relating to some of these types of events, to the extent any such losses are not covered by insurance, a serious disruption to our systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, our products can be exposed to cyber-security risks, such as the risk of being breached or failure to detect, prevent or combat attacks, which could result in losses to our customers and claims against us. A cybersecurity breach could also hurt our reputation by adversely affecting our customers’ perception of the security of their information.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.

We may apply for German and foreign federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy of the relevant jurisdiction or to support the development of aerospace related technologies. We anticipate that there may be new opportunities for us to apply for grants, loans and other incentives from the German federal or state government(s), the European Union (also the “EU”) or other governments or quasi-governmental organizations. Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.

We are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties.

Within the value chain for the government aerospace communication industry, we are a sub-system supplier for system primes such as aircraft and satellite manufacturers. We have entered into contracts as a sub-system supplier with counterparties that are prime contractors for the U.S. government who have development contracts directly with the U.S. government and may also do so with non-U.S. governments in the future. As a result, we are and may in the future be subject to statutes and regulations applicable to companies doing business with the relevant government. Government contracts may contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts with private sector counterparts and which are unfavorable to the contractors. For example, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination.

In addition, government contracts may contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized disclosure and accounting requirements unique to government contracts;

•

financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•	public disclosures of certain contract and company information; and

•	mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

If we fail to comply with government contracting laws, regulations and contract requirements, our government contracts may be subject to termination, and we may become subject to financial and/or other liability under our contracts or criminal law. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

Our operations could be adversely affected as a result of disasters or unpredictable events.

Our operations could be disrupted, among others, by natural disasters such as earthquakes, fires or explosions, pandemics and epidemics, power outages, terrorist attacks, cyberattacks, war or other critical events. This also applies to the operations of our suppliers and other business partners. Some of existing or future our production sites may be in regions that could be affected by natural disasters such as flooding or earthquakes. Disruptions may also result from possible regulatory or legislative changes in the relevant jurisdictions of our, our suppliers’ or our business partners’ operations.

In February 2022, Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on its liquidity and capital management. At the same time, we have taken actions to maintain operations and to secure our supply chain.

We are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies.

We conduct business transactions in foreign currencies. Accordingly, exchange rate movements can have an adverse effect on our financial position and results of operations. Exposure to foreign currency exchange risk arises, for example, from purchases and sales transacted by one of our operating units in currencies other than the unit’s functional currency. We operate primarily in Europe and the U.S. Some sales are thus transacted in foreign currency (U.S. dollars). U.S. dollar cash inflows are partially used to finance the Company’s U.S. subsidiary. As of December 31, 2021, we had U.S. dollar receivables and cash at banks of $37,130 thousand.

Regulatory, Legal and Tax Risks

We are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs.

We are subject to regulatory risks, in particular related to complex and evolving export control and economic sanctions laws in certain of the markets in which we operate, including the United States and the European Union. Export control laws impose controls, export license requirements and restrictions on the export of certain products and technology. Any changes to our products or changes in export regulations may limit our ability to export our products and provide our services (such as product maintenance or installation services) in certain countries, or may require export authorizations, including by license, license exception or other appropriate government authorizations.

Export control and economic sanctions laws may include prohibitions on the sale or supply of certain products to embargoed or sanctioned countries and regions, governments, persons and entities. For example, while spaceborne laser communication terminals initially did not qualify as a dual use item under applicable German or EU regulations, in July 2020, the German government issued a so-called single intervention (Einzeleingriff) banning the shipment of spaceborne laser communication terminals to customers in China, which included the shipment of our laser communication products to a Chinese customer. As a result of this decision, we decided to withdraw from the Chinese market. Subsequently, the German legislature amended the national export list (Ausfuhrliste) and specifically categorized spaceborne laser communication terminals as a dual-use item, requiring prior governmental approval before exportation. However, due to the further enhancement of our products, our CONDOR laser terminal now also qualifies as a dual-use item under the EU’s Dual-Use Regulation (as defined under “Item 4. Information on the Company—Regulatory Environment—Export Control Regime”), which supersedes the national dual-use regulations of the EU member states. Although the export of our CONDOR laser communication terminals is covered by the EU’s general export authorization (EU-Allgemeingenehmigung), we nevertheless will be required to obtain an (individual) export authorization if we export dual-use products to countries that are not covered by the EU’s general export authorization. In a number of other jurisdictions relevant to our operations, laser communication has not yet been specifically categorized as dual-use goods. If laser communication products were categorized as dual-use goods in other jurisdictions, our ability to sell products to certain markets could be adversely affected or we may be required to obtain export licenses. If we fail to obtain such licenses, our business and operations could be adversely affected.

In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. Since laser communication is a new technology, import regulations that govern the operation of terminals may be issued and change over time. As of today, we are required to obtain approval for imports to the United States (in the form of what is known as an accession number) under certain performance standards issued by the U.S. Food and Drug Administration, which we have obtained. In addition, while we are currently not subject to the regulation and license requirements of the U.S. Federal Aviation Administration (FAA) or the European Aviation Safety Agency (EASA), we may become subject to such regulations and license requirements in the future. Violations of applicable export control laws and related regulations could result in criminal or administrative penalties, including fines, denial of export privileges, and debarment, which could have a material adverse impact on our business, including our ability to enter into contracts or subcontracts with U.S. or other government customers.

Currently, our largest potential customer base is located in the United States and Canada. We believe that further potential markets may develop in certain Asian (except China) and Middle Eastern, as well as a number of European, countries. Our products could, therefore, become subject to international trade restrictions in these markets. For example, with respect to the United States, there is a risk that our products may become restricted under arms control provisions, such as the International Traffic in Arms Regulations (“ITAR”). To the best of our knowledge, none of the components we currently use in our products is subject to arms regulations and, thus, our products are not restricted under arms control provisions in the U.S., such as the ITAR. We have also implemented a strict non-ITAR procurement policy that requires us to procure components that are not subject to ITAR. However, we cannot assure you that in the future all required parts can be obtained under this strict policy. If our products become subject to the ITAR, we may experience lower customer demand for our products. To the extent that certain required parts can only be obtained in compliance with arms control regulations our products could also become subject to arms control regulations, which could have a significant negative effect on the marketability of our products. This would limit our potential customer base to a very limited number of potential customers who are able to import and purchase arms products in accordance with applicable regulations, which could have a material adverse effect on our commercialization plans.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We may be required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) to determine, disclose and report whether our products contain “conflict minerals” (tin, tungsten, tantalum and gold). Regulation (EU) 2017/821 of the European Parliament and of the Council of 17 May 2017, setting forth supply chain due diligence obligations for European Union importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas, contains similar obligations (“EU Conflict Minerals Regulation”). In addition, in June 2021, the German legislature passed the Supply Chain Act (Lieferkettensorgfaltspflichtengesetz), which will come into force on January 1, 2023. The Supply Chain Act imposes significant obligations on companies that source their products and services through supply chains from developing and emerging countries and sell them in Germany to comply with human rights and environmental standards, and exposes them to potentially serious liability in the event of violations.

Even though we do not import such minerals directly, the electronic components we use in our products may contain such minerals and, as a consequence, we may be required to comply with these requirements and procedures. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such verification activities. We may also face reputational challenges if we determine that certain of our products contain minerals that are not determined to be conflict-free.

If we do not maintain required security clearances from, and comply with our security agreements with, the U.S. government, we may not be able to enter into future contracts with the U.S. government requiring such clearance.

To participate in certain U.S. government programs, we expect to seek and obtain security clearances from the U.S. Department of Defense (the “DoD”), including by establishing a U.S. entity cleared for access to classified information. For example, certain contracts with the U.S. government may require us to be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). In anticipation of potential future U.S. government contracts, we have established a new U.S. subsidiary, Mynaric Government Solutions, Inc. and intend to commence the process of insulating the entity from FOCI. This process will include recruiting directors and employees dedicated to that entity and any U.S. governmental agency projects to be serviced by the entity. Failure to obtain and maintain a required FOCI mitigation agreement with the DoD and to comply with such agreement and applicable U.S. government industrial security regulations could result in invalidation or termination of the facility security clearances, which in turn would mean that we would not be able to enter into future contracts with the U.S. government requiring facility security clearances.

If we or our employees are unable to obtain or retain any necessary security clearances, we may not be able to win new business, bid on new contracts or effectively rebid on expiring contracts. As a result, our business could be materially adversely affected. Further, if we violate the terms of any special security agreement or if we are found to have materially violated U.S. law, we may be suspended or barred from participating in any government contracts, whether classified or unclassified, and we could be subject to civil or criminal penalties.

Our business is and could become subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our technology and products, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the German and foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact of, or the ultimate cost of compliance with, current or future regulatory or administrative changes. For example, the implementation of satellite internet via radio frequency generally requires a license, which will only allot a fraction of the available spectrum and requires a costly and time-consuming application process. Laser communication is currently not regulated by the International Telecommunication Union and can therefore be used without restrictions. However, we cannot assure you that comparable regulatory provisions applicable to laser communication will not be introduced. If laser communication becomes subject to extensive regulations, this could have a material adverse effect on our business and prospects.

Changes in law or the imposition of new or additional regulations that impact our business could negatively impact our performance in various ways, including by limiting our ability to collaborate with partners or customers or by increasing our costs and the time necessary to obtain required authorization. We monitor new developments and devote a significant amount of management’s time and external resources to compliance with these laws and regulations. We cannot assure you, however, that we are and will remain in compliance with all such requirements and, even when we believe we are in compliance, a regulatory agency may determine that we are not. Failure by us, our employees, affiliates, partners or others with whom we work to comply with applicable laws and regulations could result in administrative, civil, commercial or criminal liabilities, including suspension or debarment from government contracts or suspension of our export/import privileges.

Positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business.

The reliable provision and expansion of critical infrastructure such as communication networks is at the core of national interests. Constellations (i.e., communications networks consisting of a large volume of satellite or aircraft platforms) could, if successful, become a cornerstone of the communication landscape of the future and we believe that laser communication technology will play a key role in these constellations. A positive development in the constellations and laser communication market could, therefore, lead to increasing political interest and influence impacting our business including, but not limited to, influence from the United States, which we consider our most important market.

Changes in laws, regulations, political leadership and environment, and/or security risks may dramatically affect our ability to conduct business in international markets, including sales to customers and purchases from suppliers. In particular, our operations may be impacted by German, U.S. or other national policies and priorities, political decisions and geopolitical relationships, any of which may be influenced by changes in the threat environment, political leadership, geopolitical uncertainties, world events, bilateral and multi-lateral relationships and economic and political factors. This is particularly relevant in light of the decision by the German government in July 2020 to ban the shipment of spaceborne laser communication terminals to customers in China, which included the shipment of our laser communication products to a Chinese customer, as a result of which we decided to exit the Chinese market. Due to the German government’s export ban, we lost a potential major market for our products and, if we do not prevail in our lawsuit before the Administrative Court of Berlin challenging the export ban, we are at significant risk of not being adequately compensated for the loss of business or at all. See “Item 4. Information on the Company—B. Business—Legal Proceedings.” We have only limited options for containing these risks and the occurrence and impact of any of these factors is difficult to predict, but one or more of them could have a material adverse effect on our financial position, results of operations and/or cash flows.

We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.

Our success and competitiveness depends, in significant part, on our ability to protect our intellectual property rights, including our laser communication technology and certain other practices, tools, technologies and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in our products. To date, we have relied exclusively on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants, vendors, customers and other relevant persons and other measures to protect our intellectual property, and intend to continue to rely on these and other means.

For strategic reasons, we do not protect our intellectual property by filing patent applications related to our technology, inventions and improvements. Even if we filed patent applications and patents were granted, we cannot assure you we would be fully protected against third parties as those patents may not be sufficiently broad in their coverage, may not be economically significant, or may not provide us with any competitive advantage. Competitors may be able to design around any patents and develop products that provide outcomes comparable or superior to ours. Furthermore, the filing of a patent would entail the disclosure of our know-how, and breaches of patent rights related to a wrongful use of this know-how would be difficult to enforce in the international landscape. We believe that our intellectual property strategy differs significantly from the strategies of others involved in the laser communication market, many of whom have extensive patent portfolios and rely heavily on intellectual property registrations to enforce their intellectual property rights. As a result of this discrepancy in strategy, we may be at a competitive disadvantage with respect to the strength of our intellectual property protection. Unlike others involved in the laser communication market, who generally have patents providing exclusive control over their innovations, we have no recourse against any entity that independently creates the same technology as ours or legitimately reverse-engineer our technology.

We generally enter into non-disclosure agreements with our employees, consultants and other parties with whom we have strategic relationships and business alliances. We have also entered into license agreements with various collaboration partners. We cannot, however, assure you that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Since we do not protect our intellectual property by filing patent applications, we rely on our personnel to protect our trade secrets, know-how and other proprietary information to a greater degree than we would if we had patent protection for our intellectual property. In jurisdictions in which our research and development is not protected by similar agreements, there is no protection against the manufacture and marketing of identical or comparable research and development by third parties, who are generally free to use, independently develop, and sell our developments and technologies without paying license or royalty fees. Furthermore, our former employees may perform work for our competitors and use our know-how in performing this work. As we scale our business to support serial production of our laser communication products for new customers by hiring personnel and entering into contracts with third parties, the risks associated with breaches of non-disclosure agreements, confidentiality agreements and other agreements pertaining to our technology and proprietary information will increase, and such breaches could have an adverse effect on our business and competitive position.

We may come to believe that third parties are infringing on, or otherwise violating, our intellectual property or other proprietary rights. To prevent infringement or unauthorized use, we may need to file infringement and/or misappropriation suits, which are expensive and time-consuming, could result in meritorious counterclaims against us and would distract management’s attention. In addition, in an infringement or misappropriation proceeding, a court may decide that one or more of our intellectual property rights is invalid, unenforceable, or both, in which case third parties may be able to use our technology without paying license fees or royalties. If we are unable to protect our intellectual property and proprietary rights, we may be unable to prevent competitors from using our own inventions and intellectual property to compete against us, and our business may be harmed.

We may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and incur substantial costs.

Our industry is characterized by competing intellectual property. We may, therefore, be subject to legal actions for violating intellectual property rights of others, including claims that competitors, collaborators or former employees have an interest in our trade secrets or other intellectual property, and as a result could be subject to significant litigation or licensing costs or face obstacles to selling our products.

As the number of competitors in the market for laser communication grows, the possibility of infringement claims against us increases. Established market players may invest significant resources and capital to protect their intellectual property and scan the market for potential violations, and in many cases our competitors have well-developed patent and intellectual property rights strategies in place. There is generally a heightened risk that inquiries or legal proceedings based on the alleged violation of intellectual property rights are initiated by competitors that develop and test technologies similar to ours, particularly because our competitors may easily determine that we lack the ability to make counter-assertions because of our intellectual property strategy. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can, particularly if they have substantially greater resources. Defending against such litigation is costly and time consuming due to the complexity of our technology and the uncertainty of intellectual property litigation, and would distract our management from our business. Without the protection afforded by patents, the costs we incur defending against such litigation may be greater than the costs incurred by our competitors who have received patent protection for their technologies. Furthermore, we may be required to incur greater costs than our competitors who have received patent protection for their technologies, as we lack the ability to offer cross-licensing arrangements for patents of our own. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate those rights or the terms of a license to which we are a party, we could be prevented from selling any infringing products of ours unless we could obtain a license or were able to redesign the product to avoid infringement. If we are unable to obtain a license or successfully redesign, we might be prevented from selling our technology or products. If we are able to redesign, we may need to invest substantial resources in the redesign process. If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, a settlement or ongoing royalties, or we may be required to enter into cross-licenses with our competitors or we may be required to cease using certain technologies or abruptly change the focus of our development efforts so as to avoid infringing the rights of third parties. In any of these circumstances, we may be unable to sell our products at competitive prices or at all and our business, financial condition, results of operations, prospects and reputation could be harmed.

Furthermore, a licensor, collaborator, employee, consultant, adviser or other third party may dispute our or our licensor’s ownership of certain intellectual property rights. We seek to address these concerns in our contractual agreements; however, we may not have contractual arrangements with the party in question or these provisions may not be effective. If these provisions prove to be ineffective or if we or our licensors fail in defending any such claims, we may have to pay monetary damages and may lose valuable intellectual property rights, such as ownership of, or right to use, intellectual property, which could adversely impact our business, financial condition and results of operations.

In addition, we may be required to indemnify our customers against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, or may be required to obtain licenses for the products or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Due to the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during discovery. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a material adverse effect on the price of the American Depositary Shares (“ADSs”). If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs.

We have been and may become involved in litigation and administrative and regulatory proceedings, which require significant attention from our management and could result in significant expense to us and disruptions to our business.

We have been and may become involved in lawsuits and administrative and regulatory proceedings relating to our business, such as commercial contract claims, proceedings initiated by public authorities or other examinations and investigations. For example, in 2020 the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) initiated an investigation against us on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 of the European Market Abuse Regulation (“MAR”). On January 14, 2020, we had announced, by means of a press release published on our website, that we had entered into a new multi-million Euro contract with a space customer. BaFin argued that the conclusion of this contract would have fallen under the ad hoc disclosure obligation of Article 17 para. 1 MAR, and that the publication on our website did not satisfy this obligation. BaFin currently still upholds its view of an existing infringement of the ad hoc disclosure obligation. Should an administrative offence be found, the amount of any fine would depend on BaFin’s determination of the severity of the offence. Our best estimate is that a minimum fine of €225,000 will be imposed. The maximum possible amount of such fine is the highest of (i) €2.5 million, (ii) 2% of our total revenue in the financial year preceding the year in which BaFin imposes a fine, and (iii) three times the amount of any commercial advantage we may have had as a result of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR. In 2021, we received two additional notifications from the BaFin relating to the alleged delay of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Some of these proceedings may result in significant monetary damages or cause reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any proceeding. An unfavorable outcome could materially adversely affect our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation, administrative or regulatory proceeding, such proceedings may be expensive, time-consuming, disruptive to normal business operations and require significant attention from our management.

We may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers.

Some of our employees, consultants and advisers, including our senior management, were previously employed at other companies that are engaged in the development or production of laser communication technology or products. Some of these employees, consultants and advisers, including members of our senior management, may have executed proprietary rights, nondisclosure and/or non-competition agreements in connection with their previous employment. Although we try to ensure that these individuals do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such former employer. We are not aware of any such disclosures, or threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail in defending any such claims, we may lose valuable intellectual property rights or personnel, in addition to possibly paying monetary damages or being enjoined from conducting our business as contemplated. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Our risk management and internal control procedures may not prevent or detect violations of law.

Our business may or will be subject to various laws and regulations relating to, among other things, bribery and corruption, money laundering, antitrust and data protection, as well as export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities. Our existing risk management and compliance processes and controls may not be sufficient to effectively prevent or detect inadequate practices, fraud and violations of law or group-wide policies by our subsidiaries, intermediaries, sales agents, employees, directors and officers. As a result, we may be exposed to legal sanctions, penalties and loss of orders as well as material harm to our reputation.

While we have procedures in place designed to ensure compliance with sanctions and other trade controls, and while we monitor our product developments closely regarding any further regulatory implications, we cannot assure you that our sanctions compliance procedures and trade controls policies will effectively prevent us from violating such laws and regulations. Unanticipated developments such as Germany’s decision to categorize our spaceborne laser communication terminals as dual-use goods (i.e., products that may have both civil and military applications) may require us to obtain new governmental approvals or licenses, which we have not anticipated, for the export of our products to countries which are not covered by the EU’s general export authorization. In addition, we cannot assure you that our compliance processes will be efficiently implemented in the future or that our subsidiaries, intermediaries, sales agents, employees, directors and officers will effectively follow these processes.

Our failure to maintain adequate internal controls, including in relation to the handling of conflicts of interest, the prevention of bribery, corruption, violations of sanctions and other trade control laws and regulations, and the handling of confidential information and information technology security, as the applicable standards regulating such internal control requirements are modified or amended from time to time, could result in violations of applicable laws, rules or regulations and adversely affect our business, financial condition and results of operations, and in particular on costs.

We may become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. Although we do not expect to become a PFIC, our PFIC status is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value of the ADSs and ordinary shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of the ADSs and ordinary shares. If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences and burdensome reporting requirements to a holder of ADSs if such holder is a United States investor.

We may become exposed to unforeseen tax consequences as a result of operating across borders and in multiple jurisdictions.

The more markets in which we operate, the greater our exposure to unforeseen tax consequences. Any expansion internationally would increase the tax risks we face associated with international operations, including expanded compliance with potentially conflicting and changing laws of taxing jurisdictions where we do business, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws.

Risks Related to the ADSs

The market price of the ADSs has fluctuated significantly in the past and may continue to do so in the future and any such fluctuations could result in substantial losses for holders of the ADSs.

The market price of the ADSs is affected by the supply and demand for the ADSs, which may be influenced by numerous factors, many of which are beyond our control, including:

•	fluctuation in actual or projected results of operations;

•	changes in projected earnings or failure to meet securities analysts’ earnings expectations;

•	the absence of analyst coverage;

•	negative analyst recommendations;

•	changes in trading volumes in the ADSs (including by the sale of shares or ADSs granted to our employees under employee participation programs);

•	large-volume or targeted transactions by short-sellers;

•	changes in our shareholder structure;

•	changes in macroeconomic conditions;

•	the activities of competitors and sellers;

•	changes in the market valuations of comparable companies;

•	our ability to successfully finalize development of, market and commercialize our products;

•	the recruitment or departure of key management or scientific personnel or other key employees;

•	significant lawsuits, including patent, shareholder or customer litigation;

•	changes in investor and analyst perception with respect to our business or the industry in general; and

•	changes in the statutory framework applicable to our business.

As a result, the market price of the ADSs may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of the ADSs, even if there may not be a reason for this based on our business performance or earnings outlook. The stock market in general and the market for smaller technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. In addition, prices for companies with a limited operating history may be more volatile compared to share prices for established companies or companies from other industries.

If the market price of the ADSs declines as a result of the realization of any of these risks, investors could lose part or all of their investment in the ADSs.

Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

The acquisition of a 20% or more voting interest in us by foreign investors requires governmental approval, which may restrict certain investments in and limit demand for the ADSs.

Pursuant to the cross-sectoral examination in Section 55 et seq. of the German Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung, “AWV”), the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie, “BMWi”) may prohibit or restrict the acquisition of our shares or ADSs by a foreign acquirer (i.e., an investor that is resident or based outside the European Union (Unionsfremder)) if it endangers the public order or the security of Germany. According to an amendment to the AWV, which came into force on May 1, 2021, statutory notification requirements apply, inter alia, to any acquisition by a foreign acquirer of 20% or more of the voting rights of a company that develops or manufactures, among other things, goods intended for use in space or for use in space infrastructure systems as well as goods specifically required for the operation of laser communication networks, including the Company. If grounds for an objection exist, the BMWi may prohibit the direct acquirer of the ADSs from making such an acquisition within two months of the receipt of the approval request in writing or issue instructions in order to ensure the public order or security in Germany. See “Item 4. Information on the Company—B. Business Overview—Regulatory Environment—German Foreign Investment Regime.” As a result, any such requirement to obtain governmental approval or the issuance of an objection by the BMWi may restrict certain investments in the ADSs, limit demand for the ADSs, and have negative impact on the stock exchange price of the ADSs.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate these material weaknesses and to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act requires management of public companies to develop and implement internal control over financial reporting and to evaluate the effectiveness thereof.

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2021, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Two of the material weaknesses that were identified already existed at the time of our initial public offering in the U.S and continue to exist up until the date of this Annual Report. These material weaknesses relate to (i) a lack of sufficient resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within our finance and accounting functions, and (ii) a lack of design and operating effectiveness of information technology general controls for information systems that are relevant to the preparation of our consolidated financial statements. In addition, we identified two additional material weaknesses that relate to (i) a lack of effective communication and information flows which allows the accounting department to be aware of details of relevant material transactions/ agreements, and (ii) a lack of design and operating effectiveness of controls in accounting process which can prevent material misstatements in a timely manner.

While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. As part of this plan, we (i) completed the implementation of an enterprise resource planning (“ERP”) system from SAP AG for our German group companies and in early 2022 for Mynaric USA Inc. with corresponding documentation, including an approval process based on the double-signature rule (“four eyes principle” in Germany) and (ii) have hired and continue to hire additional staff accountants and controller with a view to significantly expanding the finance department (iii) established weekly meetings with the sales team to ensure effective communication and information flows regarding all commercial aspects of key customer contracts, (iv) acquired a contract management tool for structured contract management which is currently being implemented. In addition, we are in the process of updating our sales process with a view to involving all relevant departments at an early stage of negotiations with a potential customer. Moreover, it is planned to further expand the internal control system in order to better monitor the effectiveness of all processes. It is also planned to create a dedicated position for this purpose. In the interim, we will continue to engage third parties as required to assist with technical accounting and tax matters. While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time provide an estimate of the timeframe for implementing our plan to remediate these material weaknesses. These remediation measures may be time consuming and costly, and might place significant demands on our financial and operational resources. As we continue with the remediation of our material weaknesses, we may determine that additional or other measures may be necessary to address and remediate the material weaknesses, depending on the circumstances and our needs. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively.

While we are required to disclose material changes in internal control over financial reporting on an annual basis, we are not required to make our annual assessment of our internal control over financial reporting pursuant to Section 404 until the year of our second annual report required to be filed with the SEC. Furthermore, our independent registered public accounting firm was not required to attest to the effectiveness of our internal control over financial reporting and will not be so required for as long as we are an “emerging growth company” under the JOBS Act. We could be an “emerging growth company” until December 31, 2026 (the last day of our fiscal year following the fifth anniversary of our initial public offering in November 2021). The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a U.S. public company and an assessment of the effectiveness of our internal control over financial reporting by an independent registered public accounting firm in accordance with the provisions of Section 404 could detect additional significant deficiencies or material weaknesses that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements, require us to incur the expense of remediation and investors may lose confidence in the accuracy and completeness of our financial reports which could cause the market price of our ordinary shares to decline and also restrict our future access to the capital markets. We could be also subject to sanctions or investigations by The Nasdaq Stock Market LLC (“Nasdaq”), the SEC or other regulatory authorities.

Future offerings of debt or equity securities by us could adversely affect the market price of the ADSs, and future issuances of equity securities could lead to a substantial dilution of our shareholders.

We will require additional capital in the future to finance our business operations and growth. We may seek to raise such capital through the issuance of additional equity or debt securities with conversion rights (e.g., convertible bonds and option rights). An issuance of additional equity or debt securities with conversion rights could potentially reduce the market price of the ADSs. We currently cannot predict the amounts and terms of such future offerings.

If offerings of equity or debt securities with conversion rights are made without granting preemptive rights to our existing shareholders, these offerings will dilute the economic and voting rights of our existing shareholders. Preemptive rights may be restricted or excluded by a resolution of our shareholders’ meeting or by another corporate body designated by our shareholders’ meeting. Our management board is authorized until May 13, 2026 to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

In addition, dilution may arise from the acquisition or investment by us in companies in exchange, fully or in part, for newly issued ADSs or shares, share options or conversion rights granted to our business partners or our customers as well as from the exercise of share options or conversion rights granted to our employees in the context of existing or future share option programs or the issuance of ADSs or shares to employees in the context of existing or future employee participation programs. Any future issuance of ADSs or shares could reduce the market price of the ADSs and dilute the holdings of existing shareholders.

Future sales by major shareholders, or the perception of future sales, could materially adversely affect the market price of the ADSs.

For various reasons, shareholders may sell all or some of their shares or ADSs, including in order to diversify their investments, subject to certain restrictions described below. Certain of our existing shareholders hold a substantial number of our shares, and may acquire a substantial number of the ADSs in the future. In addition, we may explore a delisting of our ordinary shares from the Frankfurt Stock Exchange in the medium term taking into consideration future trading volumes, administrative costs and other factors. In case of a delisting of our ordinary shares from the Frankfurt Stock Exchange, our shareholders may seek to sell their ordinary shares on the Frankfurt Stock Exchange or deposit their ordinary shares with the depositary or the custodian for the depositary in exchange for ADSs. Sales of a substantial number of our shares or ADSs in the public market, or the perception that such sales or issuances might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and other reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our shares or ADSs or publishes inaccurate or unfavorable research about our business, the trading price of the ADSs may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for the ADSs could decrease, which might cause the ADS price and trading volume to decline.

We do not expect to pay any dividends in the foreseeable future.

We have not yet paid any dividends to our shareholders and do not currently intend to pay dividends for the foreseeable future. Under German law, dividends may only be distributed from our distributable profit (Bilanzgewinn) or distributable reserves reflected in our unconsolidated financial statements (as opposed to the consolidated financial statements for us and our subsidiaries) prepared in accordance with German generally accepted accounting principles of the German Commercial Code (Handelsgesetzbuch). Such accounting principles differ from IFRS as issued by the IASB in material respects.

Our ability to pay dividends therefore depends upon the availability of sufficient net retained profits. In addition, future financing arrangements may contain covenants that impose restrictions on our ability to pay dividends. Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions, including restrictions imposed by existing or future financing agreements, restrictions imposed by applicable laws and other factors management deems relevant.

Consequently, we do not expect to pay dividends in the foreseeable future, and as a result any return on an investment in the ADSs will be solely dependent upon the appreciation of the trading price of the ADSs, which may not occur. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends.”

Holders of the ADSs may be subject to limitations on transfer of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason. As a result, you may not be able to trade or otherwise transfer your ADSs in the manner or at the time you choose.

Holders of ADSs are not treated as shareholders of our company and the exercise of voting rights by holders of the ADSs is limited by the terms of the deposit agreement.

Holders of ADSs are not treated as our shareholders, unless they withdraw the shares underlying the ADSs from the depositary. The depositary and the custodian for the depositary are the holders of the ordinary shares underlying the ADSs. Holders of ADSs, therefore, do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

Holders of the ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the deposit agreement. If we ask the depositary to solicit your instructions, then upon receipt of voting instructions from a holder of the ADSs in the manner set forth in the deposit agreement, the depositary for the ADSs will endeavor to vote such holder’s underlying ordinary shares in accordance with those instructions. Under our articles of association, the minimum notice period required for convening a shareholders’ meeting corresponds to the statutory minimum period, which is currently 36 days. When a shareholders’ meeting is convened, a holder of the ADSs may not receive notice of a shareholders’ meeting sufficiently in advance of the meeting to permit such holder to withdraw the ordinary shares underlying its ADSs from the depositary to allow the holder to cast its vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to a holder of the ADSs or carry out such holder’s voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to a holder of the ADSs in a timely manner, but such holder may not receive the voting materials in time to ensure that such holder can instruct the depositary to vote the shares underlying its ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, a holder of the ADSs may not be able to exercise its right to vote and may lack recourse if the ordinary shares are not voted as requested by such holder.

The rights of shareholders in companies subject to German corporate law differ in material respects from the rights of shareholders of U.S. corporations.

We are a stock corporation (Aktiengesellschaft or AG) incorporated under German law. Our corporate affairs are governed by our articles of association and by the laws governing stock corporations incorporated in Germany. You should be aware that the rights of shareholders of a German stock corporation under German law differ in important respects from those of shareholders of a U.S. corporation. These differences include, in particular:

•

Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital represented at the relevant shareholders’ meeting (Hauptversammlung). Therefore, the holder or holders of a blocking minority of more than 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.

•

As a general rule under German law, a shareholder has no direct recourse against the members of the management board (Vorstand) or supervisory board (Aufsichtsrat) of a German stock corporation in the event that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of the management board or the supervisory board. A German stock corporation may waive or settle such damage claims only if at least three years have passed since the violation of a duty occurred and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the share capital represented at such meeting, unless a minority holding, in the aggregate, 10% or more of the German stock corporation’s share capital objects to the shareholder resolution approving the waiver or settlement and has its objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

For more information, we have provided summaries of relevant German corporate law and of our articles of association in Exhibit 2.3 to this Annual Report.

In addition, the responsibilities of members of our management board and supervisory board may be different from the management or directors of those corporations. In the performance of their duties, our management board and supervisory board are required by German law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as an ADS holder.

Holders of the ADSs may not be able to participate in any future preemptive subscription rights issues or elect to receive dividends in shares, which may cause additional dilution to their holdings.

Under German law, the existing shareholders of a stock corporation generally have a preemptive right to subscribe for shares, in proportion to the amount of shares they hold, in connection with any issuance of ordinary shares, convertible bonds, bonds with warrants, profit participation rights and participating bonds. However, a shareholders’ meeting may vote, by a majority representing at least three-quarters of the share capital represented at the meeting, to waive, or authorize the management of the company to waive (with the approval of the supervisory board), for a capital increase from authorized capital, this preemptive right provided that, from the company’s perspective, there exists good and objective cause for such waiver, especially for a capital increase of up to 10% of the share capital if the issue price of the new shares is not significantly lower than their market price.

Certain non-German shareholders may not be able to exercise their preemptive subscription rights in our future offerings due to the legislation and regulations of their home country. For example, ADS holders in the U.S. will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Investors may have difficulty enforcing civil liabilities against us, our management board members, our supervisory board members.

Certain members of our supervisory board and management board are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. With very narrow exceptions, proceedings in Germany would need to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action based upon the civil liability provisions of the U.S. federal securities laws against us, certain members of our supervisory board and management board in a German court. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

We are an emerging growth company, as defined in the Securities Act, and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors, given that we may rely on these exemptions.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and therefore we may take advantage of certain exemptions from reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, presenting only limited selected financial data in this Annual Report, not being required to comply with the auditor attestation requirements of Section 404 in this Annual Report or subsequent Annual Reports filed on Form 20-F and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements. As a result, our shareholders may not have access to certain information that they may deem important. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, which allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Such provisions are only applicable under U.S. GAAP. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company,” we may be able to take advantage of the benefits of this extended transition period. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of the ADSs held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. Investors may find the ADSs less attractive because we have relied on the reporting requirement exemptions described above. If some investors find the ADSs less attractive, there may be a less active trading market for the ADSs and the price of the ADSs may become more volatile.

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient than those of a U.S. domestic public company.

As of the date of this Annual Report, we report under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to German laws and regulations with regard to such matters and intend to furnish half year interim reports to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports with respect to their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of the ADSs may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.

In the future, we would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which would be required to include financial statements prepared under U.S. GAAP, and which would be more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, holders of the ADSs may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	have regularly scheduled executive sessions with only independent directors; or

•	adopt and disclose a code of ethics for directors, officers and employees.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of the ADSs may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Our ADSs and ordinary shares are listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in the price of the ADSs.

Our ordinary shares are listed and traded on the XETRA trading system of the Frankfurt Stock Exchange and our ADSs are listed and traded on Nasdaq. While our ordinary shares and ADSs are traded on these markets, respectively, price and volume levels for our ordinary shares or ADSs could fluctuate significantly, independent of the price of the ADSs or trading volume on either market. Investors could seek to sell or buy our ordinary shares or ADSs to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the price of the ADSs and in the volumes of ADSs available for trading. In addition, we may explore a delisting of our ordinary shares from the Frankfurt Stock Exchange in the medium term taking into consideration future trading volumes, administrative costs and other factors. In case of a delisting of our ordinary shares from the Frankfurt Stock Exchange, our shareholders may seek to sell their ordinary shares on the Frankfurt Stock Exchange or deposit their ordinary shares with the depositary or the custodian for the depositary in exchange for ADSs as the date for our delisting on the Frankfurt Stock Exchange draws near, which could result in volatility in the trading price of the ADSs. Furthermore, following such delisting, trading in our equity securities will be available only on Nasdaq in the form of trading in the ADSs. If we are unable to continue to meet the regulatory requirements for listing on Nasdaq, we may lose our listing on the exchange, which could further impair the liquidity of the ADSs.

If we were to pay dividends, holders of the ADSs may be unable to claim tax credits with respect to, or tax refunds to reduce German withholding tax applicable to, the payment of such dividends, or such dividends may effectively be taxed twice.

As a German tax resident company, if we were to pay dividends, such dividends will be subject to German withholding tax. Currently, the applicable aggregate German withholding tax rate is 26.375% of the gross dividend (25% income tax plus 5.5% solidarity surcharge thereon). This German tax can be reduced to the applicable rate under the Treaty (as defined in “E. Taxation—German Taxation of ADSs—Taxation of Non-German Resident U.S. Holders”), which is generally 15%, if the applicable taxpayer is eligible for such Treaty rate and files an application containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If such a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the ADSs may be unable to benefit from the double tax treaty relief (including “Eligible U.S. Holders” as defined under the Treaty) and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. There can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders. ADS holders should note that the applicable interpretation circular (Besteuerung von American Depositary Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen), dated May 24, 2013 (reference number IV C 1-S2204/12/10003), as amended by the circular dated December 18, 2018 (reference number IV C 1-S2204/12/10003), (the “ADR Tax Circular”), is not binding on German courts, and there is no certainty as to whether a German tax court will follow the ADR Tax Circular in determining the German tax treatment of the ADSs. In addition, the ADR Tax Circular does not include details on how an ADR program should be designed. If the ADSs were determined not to fall within the scope of application of the ADR Tax Circular, or a German tax court did not follow the ADR Tax Circular, and profit distributions made with respect to the ADSs were not treated as a dividend for German tax purposes, a holder of the ADSs would not be entitled to a refund of any taxes withheld on the dividends under German tax law and profit distributions made with respect to the ADSs may be effectively taxed twice.

The interpretation of the treatment of ADSs by the German tax authorities is subject to change.

The specific treatment of ADSs under German tax law is based on administrative provisions issued by the fiscal authorities, which are not codified law and are subject to change. Tax authorities may modify their interpretation and the current treatment of ADSs may change. According to the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 21, 2019, (reference number IV C 1 – S 1980-1/16/10010 :001), ADSs are not treated as capital participation (Kapitalbeteiligung) within the meaning of Section 2 para. 8 of the Investment Tax Code (Investmentsteuergesetz). This interpretation by the fiscal authorities may have adverse effects on the taxation of investors. For example, an investment fund may no longer be considered an equity fund or mixed fund within the meaning of Section 2 para. 6 and 7 of the Investment Tax Code if such fund acquires ADSs and, as result, has invested less than 50% or 25% of its assets, respectively, in capital participations.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in an action of that kind.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other ADS holders bring a claim against us or the depositary in connection with matters arising under the deposit agreement or relating to the ADSs, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in that action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.

No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any ADS holder or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

ITEM 4. INFORMATION ON THE COMPANY

A. Corporate History

We initially conducted our business through ViaLight Communications GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) under German law, which was incorporated on June 15, 2009. In preparation for our initial public offering on the Frankfurt Stock Exchange, the shareholders of ViaLight Communications GmbH decided to incorporate a new entity in the form of a German stock corporation

(Aktiengesellschaft) to serve as a holding company for the Mynaric group (formerly ViaLight Communications group). Accordingly, in August 2017, the initial shareholders of ViaLight Communications GmbH, through a series of transactions, contributed their equity interests in ViaLight Communications GmbH and its subsidiaries to Blitz 17-625 AG, a German stock corporation (Aktiengesellschaft), against the issuance of new ordinary shares in Blitz 17-625 AG. Subsequently, in August 2017, our general shareholders’ meeting resolved to change our legal name from Blitz 17-625 AG to Mynaric AG.

We are registered with the commercial register (Handelsregister) of the local court of Munich under docket number HRB 232763.l Our principal executive offices are located at Dornierstraße 19, 82205 Gilching, Federal Republic of Germany. Our telephone number is +49 (0) 8105 79990. Our website address is www.mynaric.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our ADSs.

On November 12, 2021, our ADSs commenced trading on the Nasdaq Global Select market under the symbol “MYNA.” We received approximately €58.2 million (US$66.04 million based on the spot exchange rate as of December 31, 2021 of US$1.00 = €0.88292) in net proceeds from our initial public offering in the U.S., after deducting underwriting commissions and discounts and the offering expenses payable by us. Our ordinary shares are listed on the Frankfurt Stock Exchange under the symbol “M0Y.”

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview

BUSINESS

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace communications networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, airborne- and space-based applications. Our technology and products are designed to provide the backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles, aircraft, ships, mobility platforms and fixed locations on the ground with secure wireless data transmission. We aim to industrialize laser communication by focusing on standardization and cost-efficiency. We believe that we are one of the first companies to develop laser communication technology at commercially attractive price points for use in both government and commercial markets. By leveraging our strong technical expertise and early mover advantage, we aim to become the go-to supplier for the “internet above the clouds.”

Laser communication offers significant technical and operational advantages for wireless data transmission compared to other wireless communication systems, which mostly use RF technologies to transmit information. RF-based communication is generally characterized by lower bandwidth, significant license requirements and a wide beam divergence, which makes it much more susceptible to interception. Laser communication, on the other hand, benefits from its higher bandwidth capacity, lower latency, improved security, lower power requirements and a license-free spectrum. Laser communication has achieved world record transmission rates of 13.16 terabits per second (according to the DLR), as compared to RF’s maximum transmission rate of 36 gigabits per second (according to the Facebook Connectivity Lab). Current demand for laser communication is predominantly driven by government applications in defense, surveillance, intelligence and border control, which seek to leverage the superior capabilities of laser communication. With its significant advantages and wide range of applications, laser communication is highly attractive for the development of next-generation communication networks, in particular for space and airborne applications.

We were founded in 2009 by former scientists of the DLR and have invested in developing and optimizing our laser communication technology, which we are now commercializing. We have developed pre-serial product versions of our CONDOR inter-satellite link terminal and our HAWK airborne terminal, and are currently ramping up serial production to enable customers to deploy our technology at scale. We believe that we are one of a few companies offering a commercially viable laser communication terminal solution combining light weight, robustness, high data rate and high-power efficiency at attractive prices. We aim to industrialize laser communication by focusing on developing standardized and modularized products suitable for a wide array of customers and applications. We have benefited from advancing on the learning curve with the development of the pre-serial product versions of our CONDOR and HAWK terminals, as we continuously seek to decrease the costs of deploying laser communication. By moving from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit for our CONDOR terminals by around 80%. We are currently ramping up serial production targeting a per year production rate capacity of up to 2,000 units in the medium term. We expect to continue to incur significant expenses related to the ramp-up of serial production, the further development of our technology and products as well as the expansion of our sales and marketing activities.

In 2020, we were awarded contracts by Telesat and another customer for our CONDOR terminals in connection with two separate U.S. governmental programs launched by DARPA and the SDA, respectively. On October 31, 2021, we entered into the Strategic Agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. In connection with the agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for the transport layer Tranche 1 of the SDA’s NDSA satellite constellation. The contract has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Furthermore, in late 2021 and early 2022, we were awarded two separate contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems.

With respect to our HAWK terminals, we received an order from a major U.S. aerospace and defense company, which allows us to introduce our HAWK terminals to the U.S. government market. In December 2020, we shipped two of our HAWK terminals to a U.S. aerospace and defense customer. In 2021 successful flight tests were conducted and further joint demonstrations and tests with increasing mission scope are planned for 2022. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market. Additionally, we see sizeable demand for laser communication capabilities by customers focusing on maritime applications and mobility platforms on the ground for which the HAWK terminal, while primarily developed for airborne applications, may function as a satisfactory demonstration system to evaluate our product’s performance and define upcoming product needs.

We believe that our existing customer relationships are significant for winning additional business in the context of current and future government and commercial programs. We also believe that the introduction of laser communication technology at commercially attractive price points has the potential to create a significant market for laser communication for years to come.

We are in the early phases of serial production and have only recently begun to monetize our technology. Our revenue amounted to €2,355 thousand for 2021 and €679 thousand for 2020. Our operating loss amounted to €42,364 thousand in 2021 and we reported a net loss of €45,477 thousand for the same period. In 2020, operating loss amounted to €19,257 thousand and we reported a net loss of €19,770 thousand. We manage our business based on our two operating segments, which are also our reportable segments in accordance with IFRS 8. Our two reportable segments include our Space segment, which currently comprises our CONDOR terminal, and our Air segment, which currently comprises our HAWK terminal. Our measure of segment profitability for each reportable segment is operating profit / (loss). We are headquartered in Gilching, near Munich, Germany, with additional offices in Los Angeles and the Washington D.C. area, and had more than 250 full-time equivalent employees (“FTE”) as of March 31, 2021.

Our Market Opportunity

Globally, the need for fast, secure and ubiquitous network connectivity is growing – a trend that has been reinforced by the COVID-19 pandemic. Existing data networks, like the internet, are largely based on terrestrial infrastructure such as fiber optic networks, which provide for excellent connectivity in urban, densely populated areas but cannot be expanded infinitely, resulting in rural and remote areas often lacking reliable or secure terrestrial infrastructure access. Current alternative connectivity solutions, such as RF-based network connectivity provided by satellites in geostationary orbit, are expensive and characterized by relatively low bandwidth and high latency connectivity, as well as limited security from hacking and spoofing. Even where broadband connectivity is available, many existing network technologies are reaching their capacity limits. Over the past decade, internet traffic has grown significantly, and this growth is expected to continue, driven largely by the increase in mobile internet usage and the internet of things (“IoT”), which are to be supported by high speed, high bandwidth networks.

The increased market demand for internet connectivity requires network operators to look beyond existing communication infrastructure, with a particular focus on aerospace communication networks. Aerospace communication networks will consist of a large number of interconnected network nodes established by various platforms in air and space (such as satellites, high-altitude platforms, unmanned aerial vehicles and aircraft). We believe that laser communication will play a key role in connecting these platforms, as it offers significant advantages over traditional wireless communication systems, such as higher bandwidth capacity, low latency, improved security, lower power requirements and license-free spectrum.

Over the past decade, the laser communication market has started to take shape, driven by rapid technological developments in the space industry. While government remains a critical driver for further expansion of global space activities, a number of well-funded technology companies have developed formidable commercial space-based communication capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years. We believe that the global space industry is at an inflection point today, transitioning from a phase of discovery to phases of deployment and commercialization. We consider these developments in the broader space economy as crucial for the market for our industrialized laser communication equipment to take shape and fully materialize.

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish LEO satellite-based space communication networks. The U.S. government has been the strongest proponent to date of aerospace network capabilities and has made the development of government space architectures using large-scale LEO constellations a priority. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity, intelligence, surveillance and reconnaissance (“ISR”) data distribution and teamed systems of systems. In the future, such government space architectures are expected to move to multi-orbit “proliferated” constellations (i.e., large constellations of small satellites), particularly those based in LEO.

Over the past years the number of active satellites in orbit increased significantly from around 950 in late 2010 to 1,900 satellites in late 2019 to around 4,800 satellites in late 2021 according to the Satellite Industry Association and the UCS Satellite Database. The number of communication constellation satellites increased by more than a factor of ten between late 2019 and late 2021 driven significantly by the start of satellite deployments as part of a number of commercial mega-constellations. Given these growth dynamics, we expect a continued rapid increase in active satellites in orbit. Going forward, Beyond Earth Institute estimates that by 2030 there could be as many as 100,000 satellites in orbit. We believe the vast majority of these satellites will be part of communication constellations with each satellite in the constellation potentially requiring multiple optical communications terminals. In terms of market size, Credit Suisse estimates the total addressable market for already announced satellite constellations to approach close to $30 billion volume annually.

Just as the internet was initially developed as a defense communication network before evolving into diversified, commercial applications, we believe aerospace communication networks will serve not just government but also industry and consumer needs over the medium-term, presenting a significant market opportunity. We believe that we are currently in the early phase of a multi-decade rollout of laser communication capabilities in aerospace communication networks, which will lead to more widespread use across commercial applications such as broadband satellite, data relay, Earth observation and in-orbit data processing services. As a result, we believe that the initial deployment of our products in the government market provides a foundation for our presence in the commercial market, and believe that validation from our government customers will help position our products for future large-scale deployment.

Our Value Proposition

Our laser communication technology and products are designed to overcome the current limitations of existing communication systems in air and space. By leveraging our strong technical expertise and first mover advantage, we believe that we are well-positioned to take advantage of the current market opportunity in government driven end-markets, by building key relationships which will position us for wider deployment as technologies are adopted at scale.

Our value proposition to customers comprises the following:

•

Serial Production: Our dedicated serial production facility in Oberpfaffenhofen (near Munich), Germany, allows us to test and optimize production processes and quickly scale up production. Its size, layout and processes have been set up with a specific focus on scalable production which is adaptable to the dynamic developments expected from the laser communications market and the demand across distinct market verticals. Lean manufacturing principles drove the design of the 1,600m² facility with component part flow, workstations, final assembly, and testing capabilities optimized for efficiency and high throughput production. It is designed to function as a sandbox to establish production capabilities and allow us to ramp up our production as dictated by market demand.

•

Cost-efficiency/Affordability: We aim to industrialize laser communication by focusing on cost-efficient solutions to decrease the costs of deploying laser communication for our customers and target markets. To this end, we seek to leverage proven industrialized processes and supply chain strategies from other industries, including the use of commercial off-the-shelf components originally developed and utilized by the automotive, medical device, telecommunication or other established industries. At the same time, we have decided to insource optics production such as our metal telescope. Telescopes are a key component of optical communication terminals but those qualified for operation in space and featuring the required performance typically come at significant costs. We utilize telescopes made from metal rather than the typical but more expensive materials used for space products and insourced the processing. We have already insourced most production steps, including diamond-turning and magnetorheological finishing and we are expanding our capabilities, further allowing us to go from raw material to finished optical telescope entirely inhouse at significantly reduced cost. In addition, we have developed an extensive parts qualification program to identify and select commercial off-the-shelf electronics components suitable for operation and withstanding the radiative environment in space. By advancing on the learning curve from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit for our CONDOR terminals by around 80%. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production.

•

Reliability / Simplicity: We conduct extensive testing of our products and components to eliminate faults early in the manufacturing process and to make the use of our products as reliable as possible. For example, we operate vibration tables to stress-test our products’ resilience in different vibration environments and a moving hexapod test platform to emulate satellite or aircraft movements. Multiple thermal chambers are used to simulate varying temperatures typically encountered by our products when in operation and we utilize a thermal vacuum chamber to test the combined effects of varying temperatures with different pressures. In addition, we believe that the ability to simply integrate our products in target platforms is a key differentiator, which is why we continuously conduct outdoor and flight campaigns to optimize and gain insights into the usability of our products in typical real-world scenarios. For example, we have established a remote-controlled outdoor testbed and routinely operate terrestrial outdoor links subject to the influence of atmospheric effects and we regularly conduct flight campaigns with different airframes such as ultra-lights and high-altitude long-endurance aircraft.

•

Standardization: Unlike traditional key suppliers to the air and space industries, which historically focused on developing bespoke solutions for individual customers, we seek to offer standardized and modularized products suitable for a wide array of customers and applications. Our technology is designed to serve multiple use cases and potential markets, extending beyond government to commercial and industrial use. As the market for laser communication develops over the medium- to long-term, we believe our technology will be extensible across applications, domains, and target platforms. We actively support cross-vendor interoperability of laser communication systems and were the first company to successfully demonstrate implementation of SDA’s OISL industry standard. Our own interoperability labs in Germany and the United States allow us to spearhead standardization efforts in the industry. These interoperability labs are equipped with link testbeds that allow data transmission testing over different (simulated) link distances while replicating various environmental effects typically encountered in air and space. Our labs allow for testing of various parameters including motion, micro-vibration, acquisition, and point-ahead and associated effects thereby creating an environment to verify interoperability and allow cross-testing with other vendors.

Key Investment Highlights

Significant growth potential for laser communication in government and commercial markets

We believe that the increasing need for fast, secure and ubiquitous network connectivity opens up significant growth potential for laser communication in the near- to medium-term. Current demand for laser communication is predominantly driven by government needs, with the U.S. government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity as well as ISR data distribution. The U.S. government has invested significantly in research and development as well as deployment of laser communication and other technologies. MarketsandMarkets estimates that the military communications market, one of the fastest growing defense segments, is expected to account for approximately $40.6 billion in spending by 2025 up from $33.4 million in 2020, with total global defense spending reaching more than $2.1 trillion by 2025 from $2 billion in 2020 (based on our assumption of a compound annual growth rate of 2%, based on historical growth rates published by the Stockholm International Peace Research Institute).

While government funding is currently driving laser communication demand, we see increasing activity in the commercial market. In particular, we expect the space segment to grow, as space-enabled broadband connectivity has become central to businesses and individuals and the need to stay connected has spread to locations that cannot readily access existing terrestrial networks. To keep pace with growing demand from underserved regions and an increasing number of applications, network operators will need to look beyond terrestrial infrastructure. The inherent capabilities of laser communication technology can help network operators address these key challenges. According to Grand View Research, the aggregate telecommunication services market is expected to increase to approximately $2.2 trillion by 2025 (based on a compound annual growth rate of 5.4%) up from $1.7 trillion in 2020 and, according to investment manager ArkInvest, the satellite broadband market is expected to reach $50 to $100 billion in the medium term. We believe that laser communication will enable aerospace constellations in the commercial market to serve cellular backhaul (e.g., 4G/5G), automotive, infrastructure, maritime and consumer applications. For example, by establishing laser-enabled optical mesh networks through satellites in LEO or MEO, laser communication may enable such satellites to perform as virtual cell towers connecting various devices, such as ships, aircraft, cars, satellites, trains and even terrestrial cell towers that may be too difficult or costly to connect via existing terrestrial network connections, providing hundreds of kilometers of coverage radius per network node compared to only a few kilometers provided by terrestrial cell towers.

We believe that laser communication will eventually be attractive to a wide range of diversified markets across a number of industries. For example, we believe that laser communication will offer significant advantages for high quantity IoT connectivity involving significant volumes of devices and for private optical mesh networks and backbone connectivity for industries such as aviation. In addition, laser-enabled quantum key distribution (QKD) from space to on premise optical ground stations may offer widely accessible data security. Laser communication may also play a key role for broadband connectivity through high-altitude platforms (including balloons and drones) functioning as semi-permanent telecommunication platforms in the stratosphere providing regionally limited and/or temporary broadband services comparable to Facebook’s Project Aquila or Google’s Project Loon.

Based on the ongoing and expected developments in the government, commercial and diversified markets and based on market data available to us, we believe that the market for air and space communications equipment (including laser communication) will reach more than $20 billion by 2030.

Multi-year government programs driving near-term adoption and technology validation

The government sector has historically been a first mover in deploying next generation technologies and has been an early adopter of laser communication in both the space and airborne markets. In the United States, recent government efforts to develop and deploy laser communication are driven by the U.S. government’s vision of a Combined Joint All-Domain Command and Control (“CJADC2”), the ultimate goal of which is to digitally connect all elements of the U.S. military across all five warfighting domains, consisting of air, land, sea, space and cyberspace.

The most prominent government projects currently deploying laser communication are the SDA’s NDSA, a proposed multi-layered network of small satellite constellations primarily in LEO, and DARPA’s Blackjack program, which aims to develop and validate the critical elements for a global high-speed network in LEO providing for highly connected and resilient coverage, both of which are part of the CJADC2:

•

SDA’s NDSA: The NDSA will be comprised of seven layers of satellite constellations each providing a unique capability. These layers will all be tied together by a so-called “transport layer,” a low-latency data and communications proliferated “mesh network” of satellites (i.e., a decentralized network comprising various wireless nodes with each node acting as a forwarding node to transfer the data) connected through OISLs. In addition to the transport layer, the NDSA will include a “tracking layer” comprised of sensor satellites to detect and track missiles, which also will use OISLs to connect to SDA’s transport layer satellites. Laser communication is one of the most critical technologies the SDA is evaluating in connection with the NDSA, as OISLs are key to making LEO communication satellites useful. The SDA is currently working on a “Tranche 0” constellation comprising 28 satellites equipped with OISLs. The Tranche 0 constellation is designed to serve as the prototype for a number of subsequent tranches, with current plans to launch a new tranche every two years. In March 2022, the SDA awarded Lockheed Martin, Northrop Grumman and York Space Systems with contracts for a total of 126 laser-linked satellites for the transport layer “Tranche 1” of its satellite constellation. Tranche 1, expected to launch in late 2024.

•

DARPA’s Blackjack program: Much of the technology that the SDA needs for its constellations is being co-developed under DARPA’s Blackjack program. Blackjack seeks to incorporate and capitalize on commercial sector advances in LEO, including the design of LEO constellations intended for broadband internet service that are designed and manufactured with previously unavailable economies of scale. DARPA has awarded more than a dozen contracts to large defense contractors and start-up companies, each working on a different technology set. As part of Phase 2 of the Blackjack program, which is currently ongoing, DARPA plans to launch several “risk reduction” flights to test laser communication with government payloads in orbit and to demonstrate OISL interoperability with different hardware.

There are numerous additional government programs in the airborne market focusing on the development of connected systems and shared networks based on different communication technologies, including laser communication. These programs include, most notably, the U.S. military’s ABMS, a military IoT being developed as one of the core elements of the CJADC2, which will enable the joint force to quickly collect, analyze and transmit data at machine speeds. The ABMS is designed to securely connect sensors, data, decision-makers and weapons across multiple domains and to enable ubiquitous connectivity and availability offering powerful capabilities for command and control. As another example, under Project Skyborg, the U.S. Air Force aims to develop a digital artificial intelligence architecture to support a family of low-cost, modular UAVs that can communicate via a network shared with manned aircraft, enabling MUM-T. In Europe, Airbus Defense and Space and its French partner Dassault Aviation are currently working on the Future Combat Air System (FCAS), a program aiming to develop a family of air systems connected by an advanced air combat cloud network. This cloud network will be designed to deliver common situational awareness by instantaneously capturing, sharing, merging and processing large amounts of data from all connected core air vehicles and unmanned platforms. New programs are regularly introduced as the importance of information supremacy in the defense context and the reliance on data for civil purposes continues to grow.

We believe that these government programs, most of which are driven by the U.S. government, are crucial for the ongoing development and implementation of aerospace communication networks in general, and laser communication systems specifically.

Well-positioned in the government market with significant program wins

While laser communication is in the early stages of development, we expect to benefit from our strong technical expertise and first mover advantage in industrializing laser communication technology, paving the way for large-scale deployment. We are deeply engaged with pioneering customers and well-positioned in the government market with respect to both of our products, our CONDOR inter-satellite link terminal and HAWK airborne terminal.

Most notably, in connection with the SDA’s NDSA, in September 2020, we were awarded the first part of a contract for the delivery of our CONDOR terminals to a customer for its work on Tranche 0. Initial delivery of equipment to this customer took place in first half of 2021. As part of our engagement in the NDSA, in May 2021, we successfully demonstrated the industry’s first over-the-air transmission using an OISL terminal communicating with an independently built testbed, both of which are compliant with the SDA’s OISL industry standard. The demonstration was composed of a set of optical and electronic tests characterizing our CONDOR optical inter-satellite link product. We believe that this demonstration marks a crucial milestone in the industrialization of laser communication and, as such, a first step in the technology’s widespread adoption within the satellite industry and beyond.

In October 2020, we were selected by Telesat to supply multiple units of our CONDOR terminals for Telesat’s work on DARPA’s Blackjack program. The terminals are scheduled to be delivered in 2022 to the system integrator and launched to space subsequently. As part of our engagement in the Blackjack program, we established the industry’s first laser communication interoperability laboratory in Los Angeles that simulates conditions in space to test interoperability between different vendors’ terminals. The interoperability laboratory is intended to help establish a common laser communication standard within the Blackjack program and potentially beyond, and assist our customers in de-risking their supply chains, which we believe can facilitate future large-volume deployment of laser communication.

In late October 2021, we entered into the Strategic Agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. In connection with the agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for Tranche 1 of the SDA’s NDSA satellite constellation. The contract has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Our ability to generate additional revenue from the agreement will depend on NG being awarded the relevant government contracts. For more information, see “Our Operations—Our Go-To-Market Strategy—Customer Awards—Strategic Agreement with Northrop Grumman.”

In 2021 and early 2022, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems:

•

In late December 2021, we were selected to work on the architectural design of a next-generation optical communications terminal as part of phase 0 of DARPA’s Space-BACN program. This program envisions an optical communications terminal that could be reconfigured to work with most of today’s optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites and satellite constellations.

•

Earlier in December 2021, our co-led consortium UN:IO was selected by the European Commission for initial work on an independent European satellite network, which includes the development of a detailed technical concept for their proposed constellation architecture.

•

Most recently, in February 2022, we were awarded a contract by the European Space Agency (ESA) to analyze, design, build and test on a laboratory model an end-to-end optical communication system that can achieve data transmission speeds of up to 1 Terabit per second (Tbps).

With respect to our HAWK terminals, we received an order for two terminals from a U.S. aerospace and defense customer in 2020, introducing our HAWK product to the U.S. government market. We delivered the pre-serial product versions of our HAWK terminals to this customer and, in 2021, successful flight tests were conducted and further joint demonstrations and tests with increasing mission scope are planned for 2022. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to other U.S. government programs. In addition, we signed MoUs with an Israeli aerospace company and a European industrial company with respect to the exploration, demonstration and utilization of laser communication equipment on airborne platforms for the government market.

In October 2021, we and H3 HATS announced the successful start of a joint demonstration campaign to showcase laser communication capabilities for high-altitude long endurance aircraft using industrialized optical communications terminals. Initial flights of the campaign demonstrated key performance criteria of our HAWK terminal in pre-series production onboard one of H3 HATS’ aircraft. Our partnership with H3 HATS provides for the expansion of HAWK’s suitable mission envelope in upcoming flights and joint customer demonstrations going forward.

We believe that by our early traction with these contract awards within initial government programs in both the space and airborne markets, we will be poised to take advantage of future government initiatives in the U.S. and the other geographies in which we operate.

Strong positioning in the commercial market, leveraging government track record

While the initial development and implementation of aerospace communication networks in general, and laser communication systems specifically, are driven by government programs, in recent years large commercial companies have emerged seeking to build satellite mega-constellations for establishing alternative communication networks. For example, well-funded aerospace companies such as SpaceX, OneWeb, Telesat and Kuiper (Amazon) have committed substantial resources to deploying satellite mega-constellations, which are expected to be connected with each other through OISLs. SpaceX already has hundreds of Starlink satellites equipped with OISLs in orbit and aims to expand deployment to all Starlink satellites beginning in 2022. OneWeb announced in March 2021 that its second generation of satellites will use OISLs for interconnection. SpaceX and OneWeb combined are responsible for over 70% of small satellites launched to orbit over the last two years creating significant momentum for satellite constellations. Canadian-based Telesat, an established satellite operator, and Kuiper (Amazon), have also announced that they are working on high-speed, low-latency broadband satellite networks in LEO. While a few of these companies may develop laser communication capabilities in-house, we believe that most will rely on third-party suppliers, such as us, capable of providing laser communication products that are affordable, scalable and interoperable. We regularly engage in discussions with key players in the market, whether or not they seek to rely on third-party suppliers, aiming to strengthen our network of potential industry partners. We believe that by establishing strong relationships with these market participants, we can develop significant potential for future partnerships or collaborations that will utilize our products or components.

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market. For example, in August 2021, we agreed with SpaceLink, a commercial constellation builder seeking to develop a MEO-based constellation that deploys OISLs to relay data for space systems in LEO, on the framework of a partnership to expand our product portfolio for use in SpaceLink’s data relay network. We also agreed with SpaceLink on the sale of laser communication products. The collaboration is ongoing with multiple milestones throughout 2022 and thereafter. In August 2021, we received a purchase order from Capella Space (which we previously announced as an undisclosed commercial customer), under which we will deliver up to 20 CONDOR terminals over a period of four years. Additionally, we signed an MoU in July 2021 with JR Aerospace, an Indian investment and technology company, to accelerate our entry into the Indian aerospace market. In May 2021, we also signed an MoU with Cloud Constellation, a constellation builder seeking to deploy OISLs in its planned LEO-based constellation.

Beyond communication, commercial constellation operators are targeting several additional applications, including Earth observation and IoT, which may result in a number of smaller companies seeking to provide data relay, secure storage or intelligence services in this market segment. We believe that laser communication is in the early phases of widespread use across commercial applications, and we believe we are well-positioned to serve this market.

Industry leading production capabilities with flexibility to scale

We believe that the ability to manufacture laser communication terminals at scale will be a key differentiator as laser communication proliferates. We have made significant investments in our manufacturing infrastructure and have demonstrated a proven ability to manufacture both our CONDOR and HAWK terminals. Our production facility in Oberpfaffenhofen, Germany, has state-of-the-art capabilities, which we believe provide an advantage versus our competitors. Our production facility is designed to function as a sandbox to establish production capabilities and allow us to ramp up our production as dictated by market demand. Going forward, we expect to be able to increase production output targeting a per year production rate capacity of up to 2,000 units in the medium term.

Learning curve benefits driving continued cost reductions over time

By realizing learning curve benefits as we have scaled from singular prototype production to pre-serial production, we have already reduced our material costs per unit for our CONDOR terminals by around 80%. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production. We believe that by focusing on cost-efficient solutions and by improving our superior production capabilities, we will be able to significantly decrease the costs of deploying laser communication for our customers and target markets.

Highly skilled management team with strong industry expertise and deep relationships

We are led by a dedicated and highly skilled senior management team with significant industry experience, including at SpaceX, Boeing, SES, Iridium, Siemens, Panasonic and, in the case of our co-founder and Chief Technology Officer, at the DLR. In addition, we have assembled a world-class team of engineers and manufacturing experts who comprise our industry leading research and development team. As of February 28, 2022, we had 261.8 FTEs from over 40 nationalities, of which 151.7 FTEs were qualified engineers dedicated to research and development. We believe that the technological expertise and talent of our team allows us to industrialize and commercialize our technology and products, and that this team will provide us with a sustainable competitive advantage over time.

Our Operations

Our laser communication technology and products are designed to provide the backbone for connectivity to link satellites, aircraft, UAVs and high-altitude platform stations to the ground. We have introduced two distinct product families for laser-enabled communication in air and space, our CONDOR inter-satellite link flight terminal and our HAWK airborne flight terminal. We have a highly qualified research and development team committed to enhancing our current product portfolio and to developing our pipeline of new and complementary products. We manufacture our own products in our customized facility in southern Germany, which boasts state-of-the-art production capabilities. While we sourced the majority of the components for our products from third-party suppliers in the past, we started in 2021, to insource important components such as the production of the metal telescope. Although some components are manufactured to our specifications, many of our components are commercial off-the-shelf and are available from multiple sources.

Our Products

We have two principal product families: CONDOR, an optical inter-satellite link flight terminal providing for satellite-to-satellite communications in space, and HAWK, an airborne flight terminal providing for air-to-air and air-to-ground links of airborne vehicles. We have developed and delivered pre-serial production versions of each of these products to initial customers and are currently ramping up initial serial production.

Product Roadmap

We have a strong track record of designing and manufacturing space and airborne laser communication terminals that deliver superior technological results and performance. In 2012, we developed an initial prototype of an airborne laser terminal. With this initial prototype, we successfully demonstrated, together with Airbus, the maturity and readiness of laser communication in an air-to-ground scenario in 2013, reaching a data rate of 1.25 Gbit/s—a world record in data transmission via laser communication technology. We continuously developed and tested a variety of components and specifications to further improve our technology and completed our second prototype in 2014, with which we conducted several internal test and demonstration missions. As a result of our continuous efforts, we developed our first demonstration prototype of our airborne laser terminal, of which we sold a number of units to initial customers, including Facebook. Following further refinement of our technology and components, we completed the development of pre-serial product versions of our CONDOR and HAWK terminals in 2021 and 2020, respectively.

In addition to our space- and airborne products, we developed demonstration prototypes of our ARMADILLO and RHINO ground stations in 2017 and 2018, respectively. Our ARMADILLO and RHINO ground stations are designed to offer high-speed access points for air-to-ground and space-to-ground communication scenarios, respectively. We sold both our ARMADILLO and RHINO prototypes to initial customers, including Facebook, for testing and demonstration purposes. In 2017, we tested, in collaboration with Facebook, our HAWK prototype in combination with our ARMADILLO prototype and reached a second world record by successfully demonstrating the viability of our technology through a series of tests culminating in a 10 Gbps air-to-ground transmission from a moving aircraft. We currently do not actively promote or market our ARMADILLO and RHINO ground stations as much as our CONDOR and HAWK products, as use cases and demand are still emerging. In certain cases, we use these prototypes for testing and demonstration scenarios with prospective customers. As the market evolves, we believe that ground stations will play a vital role in the further development and deployment of aerospace communication networks. In the future, we may, therefore, engage in further development activities with respect to our ground stations.

The following graphic illustrates the development roadmap of our products since inception:

Space Terminals

In our Space segment, we currently offer our CONDOR terminal which is designed to be attached to satellites in order to establish connections between satellites. Our CONDOR terminal provides the backbone for inter-satellite connectivity in LEO. It is capable of establishing links for inter-plane scenarios independent of satellite motion with coarse pointing assembly as well as intra-plane connections without coarse pointing assembly. Use cases for our CONDOR terminal include, among others, government and military secured communication, backbone connectivity for optical mesh networks for commercial satellite constellations and in-orbit optical relay links for surveillance and Earth observation satellites.

The following graphic illustrates the main characteristics of our CONDOR terminal:

We started pre-serial production of our CONDOR terminals for internal testing and qualification purposes in 2020. Initial delivery of equipment to a customer took place in first half of 2021.

By leveraging our SPACE technology, we agreed with SpaceLink, a commercial constellation builder seeking to develop a MEO-based constellation that deploys OISLs to relay data for space systems in LEO, on the framework of a partnership to expand our product portfolio for use in SpaceLink’s data relay network.

Air Terminals

In our Air segment, we currently offer our HAWK terminal for air operations, which is designed to be installed on airborne vehicles and provides high-speed laser connections between aircraft, balloons, drones and other UAVs. Our HAWK terminal is designed for air-to-air and air-to-ground scenarios by using advanced sensor technology. Use cases include, among others, ultra-secure connectivity for intelligence, surveillance, and reconnaissance (ISR) missions of UAVs in defense theaters, the establishment of temporary or regionally limited optical mesh networks to provide broadband connectivity and general high-speed UAV connectivity for government and commercial applications.

The following graphic illustrates the main characteristics of our HAWK terminal:

We started pre-serial production of our HAWK terminals in 2020 with initial production units used for internal testing and qualification purposes. In December 2020, we shipped two of our HAWK terminals to a U.S. aerospace and defense customer. In 2021, successful flight tests were conducted and further joint demonstrations and tests with increasing mission scope are planned for 2022. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market. Additionally, we see sizeable demand for laser communication capabilities by customers focusing on maritime applications and mobility platforms on the ground for which our HAWK terminal, while primarily developed for airborne applications, may function as a satisfactory demonstration system to evaluate our product’s performance and define upcoming product needs.

Our Go-To-Market Strategy

We are a sub-system supplier in the aerospace communication industry providing products to system primes, such as aircraft and satellite manufacturers, and in certain cases to system operators. We aim to influence both the system primes who build the satellite constellations and the system operators who make the ultimate decisions to deploy laser terminals.

The following graphic illustrates our position as sub-system supplier in the aerospace communication industry:

Currently, our largest market is North America, specifically the United States and Canada. We also focus on selling our products into select other countries such as Israel, Japan, Korea and India and Western European countries. Over time, we believe that additional potential markets may develop across the globe.

Due to the expected average lifetime of LEO and MEO satellites, we expect demand for space products to be subject to cyclical developments. For our air products, we are able to offer maintenance services, allowing us to generate recurring revenues from such services over the lifetime of the terminal.

Customer Acquisition

We seek to generate sales leads and acquire new customers through our established relationships in the industry, direct sales efforts, trade show attendance, general marketing efforts and public relations. We generally aim to establish relationships with potential customers early in their decision-making processes through our participation in test or demonstration missions, as we believe that this will provide us early insights into customer needs and market developments.

We have a diverse network across the government market, including relationships with a number of system primes who contract with government agencies for the installation and integration of large space- and airborne-based communication systems. To participate in certain U.S. government programs, we have established a new U.S. subsidiary, Mynaric Government Solutions, Inc., which we intend to insulate from foreign ownership, control or influence (FOCI) to be able to receive access to classified information. We believe that our recent government and commercial contract wins and the successful demonstration of OISL interoperability in accordance with the SDA’s industry standard will help us further deepen our network and enable us to engage in leading government projects aiming to develop and deploy laser communication networks.

We also seek to leverage our established government relationships to drive engagement with potential commercial customers. In the commercial market, we target companies aiming to establish smaller Earth observation and surveillance constellations for our CONDOR terminals. For our HAWK terminals, we focus on UAV and unmanned aircraft system builders who work with customers requiring significant data and increased bandwidth for their applications as well as on other markets for which the current HAWK terminal version serves as a satisfactory demonstration system of our product’s capabilities. As in the government market, we also seek to establish and advance our relationships with system primes, which focus on integrating new technologies and products into vehicles manufactured by third parties but also with system integrators, which focus on equipping existing platforms with novel capabilities.

In addition to our direct sales and marketing activities, we have developed a global network of distributors for our airborne laser-based communication products. For example, for our HAWK terminal, we have distribution relationships in Australia, Israel and Japan and we are actively working to establish additional partnerships in other jurisdictions, such as India and South America.

Sales Cycle

The typical sales cycle for our products in the government market includes a pre-sale process to define a potential customer’s needs and budget. While certain customers may choose, or be required, to conduct a RfI or RfP process, allowing several companies to openly bid for the project, we focus on developing relationships with potential customers early in their decision-making processes, positioning us to avoid RfP processes where possible. In case of government space programs, we typically engage with potential customers in the form of a customer-initiated RfI process, which may take up to six months. During this phase our business development and sales teams provide the potential customer with preliminary information about our products’ suitability in the context of the particular program. This phase is followed by an RfP campaign that includes further refinements of specific program requirements and explanations and generally results in an actual firm bid. Such bid is typically composed of, among others, unit volumes, prices, delivery times and payment milestones.

The sales process for our products for commercial applications depends on the individual customer and the size and structure of a project. Our sales team often engages in detailed discussions with potential customers to define the customer’s needs and budget. Following these discussions, we typically either sign an MoU or a term sheet or directly negotiate long-form agreements. From time to time, in particular with respect to large, established customers, we may also be required to participate in RfI or RfP processes. As with sales in the government market, the entire commercial sales process may take from a few months to over a year.

If we are selected, we enter into negotiations and, if successful, typically receive a purchase order from the customer. Many purchase orders allow for or require phased delivery of products over several months or years, with payments being made following delivery or achievement of other milestones. Following acceptance of our bid, we move to the integration phase. During the integration phase our team engages closely with the customer to prepare frictionless integration of our products onto the customer’s platform along a predefined milestone plan. This stage of the engagement may take up to a year. We often ship small quantities of our products to such customer for testing and demonstration campaigns that typically occur during this phase as the insights and documentation created during these milestones are critical for the program’s success. Finally, once integration work is mostly concluded, we move to the product delivery phase that may stretch from as little as a few months to years depending on the scale of the customer program. Through our participation in these processes, we have developed an extensive library of materials and processes for responding effectively and efficiently in a timely manner. The entire sales process can take anywhere from a few months to over a year.

Customer Awards

Government Market

In connection with the SDA’s NDSA, in September 2020, we were awarded the first part of a contract for the delivery of our CONDOR terminals to a customer for its work on Tranche 0. Initial delivery of equipment to this customer took place in first half of 2021. As part of our engagement in the NDSA, in May 2021, we successfully demonstrated the industry’s first over-the-air transmission using an OISL terminal communicating with an independently built testbed, both of which are compliant with the SDA’s OISL industry standard. The demonstration was composed of a set of optical and electronic tests characterizing our CONDOR optical inter-satellite link product. We believe that this demonstration marks a crucial milestone in the industrialization of laser communication and, as such, a first step in the technology’s widespread adoption within the satellite industry and beyond.

Additionally, in October 2020, we were selected by Telesat to supply multiple units of our CONDOR terminals for Telesat’s work (as system operator) on DARPA’s Blackjack Track B program. The terminals are scheduled to be delivered in 2022 to the system integrator and launched to space subsequently. Through this mission, Telesat aims to demonstrate the capabilities, as well as the interoperability, of laser communication products from different vendors. As part of this program, we have established the industry’s first interoperability laboratory in Los Angeles that simulates conditions in space to test interoperability between different laser communication terminals.

In October 2021, we entered into the Strategic Agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. In connection with the agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for Tranche 1 of the SDA’s NDSA satellite constellation (the “Tranche 1 Order”). The Tranche 1 Order has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Any milestone payments under the SDA Order will count towards the $35 million revenue opportunity under our Strategic Agreement with NG, subject to such milestone payments actually being made. Our ability to generate additional revenue from the agreement will depend on NG being awarded the relevant government contracts. For more information, see “—Strategic Agreement with Northrop Grumman.”

In 2021 and early 2022, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems:

•

In late December 2021, we were selected to work on the architectural design of a next-generation optical communications terminal as part of phase 0 of DARPA’s Space-BACN program. This program envisions an optical communications terminal that could be reconfigured to work with most of today’s optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites and satellite constellations.

•

Earlier in December 2021, our co-led consortium UN:IO was selected by the European Commission for initial work on an independent European satellite network, which includes the development of a detailed technical concept for their proposed constellation architecture.

•

Most recently, in February 2022, we were awarded a contract by the European Space Agency (ESA) to analyze, design, build and test on a laboratory model an end-to-end optical communication system that can achieve data transmission speeds of up to 1 Terabit per second (Tbps).

With respect to our HAWK terminals, in April 2020, we received an order for HAWK terminals from a U.S. aerospace and defense customer. We delivered pre-serial product versions of our HAWK terminals to this customer and, in 2021, successful flight tests were conducted and further joint demonstrations and tests with increasing mission scope are planned for 2022. We continue to work with this customer to expand the mission scope of our HAWK product in airborne scenarios. In addition, we signed MoUs with an Israeli aerospace company and a European industrial company with respect to the exploration, demonstration and utilization of laser communication equipment on airborne platforms.

In October 2021, we and H3 HATS announced the successful start of a joint demonstration campaign to showcase laser communication capabilities for high-altitude long endurance aircraft using industrialized optical communications terminals. Initial flights of the campaign demonstrated key performance criteria of our HAWK terminal in pre-series production onboard one of H3 HATS’ aircraft. Our partnership with H3 HATS provides for the expansion of HAWK’s suitable mission envelope in upcoming flights and joint customer demonstrations going forward.

Commercial Market

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market:

•	Cloud Constellation: In May 2021, we signed an MoU with Cloud Constellation, a constellation builder seeking to deploy OISLs in its planned LEO-based constellation.

•	JR Aerospace: In July 2021, we signed an MoU with JR Aerospace, an Indian investment and technology company, to accelerate our entry into the Indian aerospace market.

•

SpaceLink: In August 2021, we agreed with SpaceLink, a commercial constellation builder seeking to develop a MEO-based constellation that deploys OISLs to relay data for space systems in LEO, on the framework of a partnership to expand our product portfolio for use in SpaceLink’s data relay network. We also agreed with SpaceLink on the sale of laser communication products.

•

Capella Space: In August 2021, we received a purchase order from Capella Space (which we previously announced as an undisclosed commercial customer), under which we will deliver up to 20 CONDOR terminals over a period of four years.

Strategic Agreement with Northrop Grumman

On October 31, 2021, we entered into the Strategic Agreement with Northrop Grumman (NG) setting forth the terms for a strategic collaboration primarily in the space arena. We and NG signed the Strategic Agreement based upon a shared interest in accelerating the growth, development, adoption and innovation of laser communication solutions primarily for aerospace and defense applications, including air, space, ground, maritime, and undersea with a near-term emphasis on the space arena for the U.S. government’s needs and missions. Under the Strategic Agreement, we will serve as a strategic supplier to NG, granting NG assured and preferred access and pricing to our products and services.

As part of the agreement, we have agreed with NG to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. The agreement does not restrict our ability to jointly develop or sell products in any other market segment or to sell our off-the-shelf products to any customer.

Under the Strategic Agreement, NG has agreed to provide us with an annual minimum awards opportunity to sell and provide to NG our jointly developed products or our off-the-shelf products and/or related services. Over the term of the agreement, the cumulative annual awards opportunity shall amount to at least USD 35 million.

The Strategic Agreement has a term of five (5) years. We are entitled to terminate the agreement under certain circumstances, including if NG fails to offer us the relevant minimum annual awards opportunity in a given year. NG is entitled to terminate the Strategic Agreement if we fail to perform our obligations under the Strategic Agreement subject to a cure period or if there has occurred any material adverse change to our capabilities or other attributes that would impact our reputation or ability to perform under the agreement. We may not assign the agreement without NG’s prior consent. In case of a change of control, NG is entitled to terminate the agreement.

In connection with the Strategic Agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for Tranche 1 of the SDA’s NDSA satellite constellation. The contract has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Any milestone payments under the SDA Order will count towards the $35 million revenue opportunity under our Strategic Agreement with NG, subject to such milestone payments actually being made. Our ability to generate additional revenue from the agreement will depend on NG being awarded the relevant government contracts.

Our Technology

Laser communication is a highly attractive broadband technology providing for fast, secure and reliable data transmission. Due to the nature of the laser and the small divergence angle of the transmitter, detecting and intercepting laser beams is difficult, making laser communication more secure than existing RF-based wireless systems. In contrast, RF waves are characterized by a much wider beam divergence, and in certain cases even spread spherically, which opens up a broader area for the detection, interception, manipulation, theft and interruption of data. The secure nature of laser communication is key for governments and commercial players seeking to deploy laser communication as part of the next generation of satellite constellations.

The graphic below illustrates the advantages of laser communication versus existing RF-based communication technology in terms of security due to the nature of the laser’s beam size:

While a narrow laser beam is advantageous for thwarting detection, interception and exploitation, it requires higher precision in aligning sending and receiving stations compared to RF technologies. Accordingly, when used in connection with moving objects such as aircraft and satellites, the laser beam needs to be continuously retraced and repositioned between the moving platforms. The alignment mechanism we have developed for our CONDOR and HAWK terminals overcomes this challenge by utilizing two stages of steerable mirrors for the coarse and fine pointing mechanism, respectively. Our laser-based communication system utilizes an accurately steered infrared laser beam at a wavelength of approximately 1550 nanometers to transmit data wirelessly and allows for superior performance parameters compared to competing RF-based communication systems (i.e., systems utilizing radio frequencies in the electromagnetic spectrum bands).

The graphic below illustrates the technological benefits of laser communication compared to existing RF-based communication technologies in terms of distance, data and bandwidth:

Research & Development and Engineering

Research & development is critical to our business strategy. We have developed strong in-house capabilities in product design, engineering, testing and quality assurance, covering the entire research and development process from conception to completion. We are committed to investing in a robust research and development program to enhance our current product portfolio and to develop our pipeline of new and complementary products.

Our research & development activities were initially based on a license granted to us by the DLR under a cooperation and licensing agreement entered into in 2013. Under this agreement, the DLR granted us a non-exclusive, non-assignable and non-sublicensable limited license for two of DLR’s patents, a software program and know-how related to ground and flight terminals for optics-free communication. In a subsequent amendment, we were granted an exclusive license for certain applications, which include ground-based optical communications, air-based optical communications and ground-air communications. We pay annual license fees under our agreement with the DLR. The agreement will terminate on December 31, 2027. Given the rapid technological developments in our industry and the limited extent of our current reliance on this license, we do not expect that we will need this license for development of our products going forward and accordingly we currently do not intend to seek an extension of this agreement beyond its termination date.

We also collaborate with research institutes for the development and manufacture of certain optical components and products. For example, in cooperation with a German technology research institute, we have developed a metal telescope primarily for use in our CONDOR terminal that allows us to significantly reduce costs compared to alternative components. While we have already insourced most production steps for production of the metal telescope, including diamond-turning and magnetorheological finishing, we seek to expand our capabilities, further allowing us to go from raw material to finished optical telescope entirely in-house. For our HAWK terminals, we have been working on the development of an ultra-sensitive photo diode in cooperation with a French research institute, which is designed to convert fast optical pulses into corresponding electrical signals for optical measurement. Through its superior sensitivity capabilities, our photo diode will allow us to use more standardized versions of other optical components in our products, reducing overall system complexity and cost. We expect to be able to implement this ultra-sensitive photo diode into our HAWK terminals in the near term. Additionally, by leveraging “commercial off-the-shelf” components developed in the telecommunication industry, we seek to further develop techniques to increase optical bandwidth in a cost-efficient manner, which will allow us to significantly decrease the “cost per bit” over time.

As part of our research and development activities, we have developed significant in-house testing capabilities for our products. For example, we have established a micro-vibration link testbed, which simulates the operational use of our products in air and space (e.g., vibrations during satellite or aircraft operations) while also allowing us to conduct interoperability tests with other vendors. We installed our first micro-vibration link testbed in our research and development facility at our headquarters in Gilching, Germany, and have recently completed installation of a second testbed for our interoperability laboratory in Los Angeles. In addition to our micro-vibration testbed, we use a vibration and shock testbed that simulates heavy vibrations and shocks experienced during rocket launch and aircraft landing and turbulences. We also conduct data transmission tests, in which we simulate different (simulated) link distances, acquisition tests (which include far-field simulations of the laser beam) and scenario and full motion testing (which allows us to replicate certain flight conditions in our labs). Additionally, we have installed clean room facilities which include a thermal-vacuum chamber that simulates various temperature and pressure gradients and thermal chambers which are required for temperature shock simulations. We also perform radiation tests, including the exposure of our electronics to harmful radiation to be expected in space, which we do not conduct in-house.

Our research and development team consists of in-house staff, including engineers, machinists and researchers as well as quality and manufacturing personnel. Our research and development team conceptualizes technologies and then builds and tests prototypes before refining and/or redesigning as necessary. Our goal is to develop standardized, cost-effective laser communication products and to build tools and testbeds for handover to serial production. As of December 31, 2021, we had 135 FTEs dedicated to research and development.

We have made substantial investments in product and technology development since our inception. Research and development expenditure totaled €14.4 million in the year ended December 31, 2020 and €20.7 million in the year ended December 31, 2021, of which €8.2 million and €2.8 million, respectively, were capitalized. For more information on the capitalization of development costs under IFRS, see “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—Research & Development.” We conduct the majority of our research and development activities at our facility in Gilching, Germany. We believe that the close interaction between our research and development, marketing and manufacturing groups allows for timely and effective realization of our technology and products.

Manufacturing and Supply Chain

We have developed highly sophisticated and proprietary manufacturing capabilities in recent years. Initially, we manufactured the prototypes and pre-serial product versions of our CONDOR and HAWK terminals in our headquarters in Gilching, Germany. In 2020, we leased a larger, customized production facility in Oberpfaffenhofen, near Munich, to support ramping up serial production. Our facility in Oberpfaffenhofen has approximately 1,600 square meters (approximately 17,200 square feet) of production, assembly, testing, quality assurance and warehouse space and we currently employ around 55 FTEs in the production of our laser terminals in this facility. We are currently ramping up serial production targeting a per year production rate capacity of up to 2,000 units in the medium term. Going forward, we may be required to install additional production equipment as we further scale our business. We may also consider outsourcing production of our products to third parties or customers by means of a license or licensing certain components of our products to third parties.

We work with third-party suppliers to provide components used in our products and we expect to continue to do so for future products. Although some components are manufactured to our specifications (such as certain optical or electronic components), most components are available commercially-off-the-shelf. In order to mitigate the risks related to a single-source of supply, we always seek to have at least two qualified suppliers for every component. We forecast our component needs based on current utilization patterns and sales forecasts of future demand. We generally do not maintain long-term contracts with suppliers, but instead rely on informal arrangements and off-the-shelf purchases based on purchase orders. As we expand our business, we may seek to enter into master supply agreements with certain suppliers to ensure continuous supply of critical components for our products.

We believe that our manufacturing capabilities and know-how provide significant barriers to entry, and we have demonstrated an ability to manufacture efficient and effective laser communication products at attractive prices. We believe that customers view our manufacturing capabilities as differentiated in the market.

Our Competitive Landscape

To our knowledge, currently only a limited number of companies focus on the development of laser communication capabilities in the aerospace industry. As the market evolves, we expect to see additional competitors to enter the market or to attempt developing laser communication capabilities inhouse such as SpaceX or potentially Amazon. Positive market development notwithstanding we do not expect the number of competitors to grow significantly considering the technological complexity of our underlying technology.

Our main direct competitors include, among others:

•	TESAT Spacecom, an Airbus subsidiary headquartered in Germany, specializing in the production of payload equipment for communication satellites;

•	Thales Alenia Space, a joint venture between Thales and Leonardo headquartered in France, that designs, operates and delivers satellite-based systems that help customers position and connect;

•	SA Photonics, subsidiary of CACI International Inc. headquartered in California, USA, specializing in free space optical communications, fiber lasers and optical sensing systems; and

•	Ball Aerospace, a Ball Corporation subsidiary headquartered in Colorado, USA, specializing in the development and testing of terrestrial-based applications for laser technology;

•	General Atomics Electromagnetic Systems, an affiliate of General Atomics, that designs and builds complex payloads, optical communication terminals and integrated support systems; and

•	SpaceMicro: a San Diego-based supplier of space electronics and satellite components in which Voyager Space recently acquired a majority stake.

We believe that we are differentiated based on our know-how and expertise in ramping up serial production and supply chains, whereas our competitors have historically focused on developing bespoke, non-scalable solutions for individual projects. We believe that customers are seeking more standardized and industrialized solutions that provide the requisite technical capabilities without the additional costs associated with bespoke products and with the capability to ramp up production quickly. We also believe we are the only company offering laser communication terminal products for all altitudes of aerospace applications ranging from the ground, aviation airspace and the stratosphere up to LEO.

Information Technology

We use several commercially-available software programs for our business operations and our own proprietary software and applications in connection with operating our products. We seek to control costs and improve our ability to deliver our products by maintaining reliable systems.

We engage in a variety of measures designed to address potential cybersecurity risks. Our efforts include firewalls, antivirus software, patches, data encryption, log monitors, routine backups and routine password modifications. Notwithstanding these efforts, our internal information technology systems environment continues to evolve and our business policies and internal security controls may not keep pace as new threats emerge.

Intellectual Property

Protection of our intellectual property is fundamental to the long-term success of our business. We believe that our continued success depends in large part on our proprietary technology, the skills of our employees and the ability of our employees to continue to innovate and incorporate advances into our products. We rely exclusively on a combination of trade secret, copyright and trademark laws, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. While our expertise in laser communication technology is critical to our success, we typically keep our inventions as trade secrets to avoid public disclosure.

We do not own any patents and do not have any patent applications pending. We have non-exclusive licenses from third parties for the use of certain components in our products. For example, we entered into a license agreement with a German technology research institute in September 2020 under which we were granted a limited, non-exclusive license to manufacture certain optical components based on the know-how and the intellectual property of the institute. The license agreement has a term until December 31, 2034. We agreed to pay royalties based on costs of product sales. Upon expiry of the agreement, we will be permitted to use such know-how and intellectual property freely without any further obligation to pay royalties.

We own five trademarks and 37 internet domain names. We provide our products to customers pursuant to terms and conditions that impose restrictions on use and disclosure of our proprietary and confidential information. We also seek to avoid disclosure of our intellectual property using contractual obligations, by requiring employees, consultants and contractors with access to our proprietary information to execute nondisclosure, non-competition and intellectual property assignment agreements. In addition, we generally control access to our proprietary and confidential information through the use of internal and external controls. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.”

Facilities

As of the date of this Annual Report, we do not own any real estate property.

Our headquarters are located at Dornierstraße 19, 82205 Gilching, Germany. We lease approximately 4,500 square meters (approximately 48,400 square feet) of office space and development and pre-production facilities. The lease has a term of ten years, expiring in 2029. We have the option to extend our lease for an additional 10 years (two extension options, each for a five-year period). In 2020, we leased an additional production facility in Oberpfaffenhofen, Germany, with approximately 1,600 square meters (approximately 17,200 square feet) of production and warehouse space. Our lease for this facility has a term of five years, expiring in 2025. We have the option to extend our lease for this facility for 5 years. In preparation for future growth, we decided to further expand our facilities in 2023. To this end, we signed a lease agreement for a new location in Munich. Our lease for this facility has a term of 10 years following handover of the facility (which is expected to take place in July 2023). The new location offers approximately 11,000 square meters (approximately 120,000 square feet) and is planned to become the new global headquarter. For purposes of adapting the facility to our needs, we will pay to the landlord an additional fee of €1.1 million following payment of the first month’s rent.

We also maintain offices in California and the Washington D.C. area. Our office in California is located at 13100 Yukon Ave Unit A, Hawthorne, CA 90250. Our lease for this office covers approximately 1,800 square meters (approximately 20,000 square feet) of office space, production and development facilities (such as our interoperability laboratory) and has a term of 66 months, expiring in 2027. Our Washington D.C. area office is located at Arlington Tower, 1300 North 17th Street, Arlington, Virginia 22209. Our lease for this office covers approximately 260 square meters (approximately 2,800 square feet) of office space and has a term of four years, expiring in 2025. We have the option to extend our lease for an additional three years.

Legal Proceedings

From time to time, we may be involved in various claims and government, legal or arbitration proceedings arising out of our operations, including ordinary course litigation with former employees. As of the date of this Annual Report, we are involved in the following proceedings:

In July 2020, the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie) prohibited the export of laser communication terminals for installation on LEO satellites to customers in China based on Section 6 in conjunction with Section 4 para. 1 of the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz, “AWG”). The ban was issued on the grounds of essential security interests of the Federal Republic of Germany, in order to prevent a disturbance of the peaceful coexistence of nations and to prevent a substantial disturbance to the foreign relations of the Federal Republic of Germany (Section 4 para 1 no. 1, 2 and 3 AWG), as our laser communication terminals would have a potential use in the fields of military reconnaissance and communication. To comply with the ban, in 2020 we terminated all business relationships with customers in China. At the same time, we have challenged the export ban with a lawsuit before the Administrative Court of Berlin in connection with seeking compensation for losses we suffered as a result of the export ban. After an initial exchange of written pleadings, a date for a court hearing is to be set by the court.

On February 17, 2020, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) initiated an investigation against us on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR. On January 14, 2020, we had announced, by means of a press release published on our website, that we had entered into a new multi-million Euro contract with a space customer. During the ongoing investigation, BaFin argued that the conclusion of a contract of such dimensions would have fallen under the ad hoc disclosure obligation of Article 17 para. 1 MAR, and that the publication on our website did not satisfy this obligation. On March 16, 2020, as requested, we provided BaFin with additional information about the contract and the negotiations leading up to it as well as our explanation as to why we did not file an ad hoc disclosure in this case. On November 13, 2020, BaFin informed us that notwithstanding the additional information we provided, it still upholds its view of an existing infringement of the ad hoc disclosure obligation. BaFin has now entered the process of investigating the alleged omission of an ad hoc disclosure as an administrative offence (Ordnungswidrigkeit). Should an administrative offence be found, the amount of any fine would depend on BaFin’s determination of the severity of the offence. Our best estimate is that a minimum fine of €225,000 will be imposed. The maximum possible amount of such fine is the highest of (i) €2.5 million, (ii) 2% of our total revenue in the financial year preceding the year in which BaFin imposes a fine, or (iii) three times the amount of any commercial advantage we may have had as a result of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR.

On August 17, 2021, we received a notification of a hearing from the BaFin, which initiated an investigation against us on the grounds of the alleged delay of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR relating to the capital increase in connection with an accelerated book building transaction in February 2020. We submitted a written response to the BaFin on September 17, 2021. By letter dated March 1, 2022, the BaFin informed us that it does not follow our argumentation but that it decided to refrain from pursuing the matter further for reasons of expediency.

On November 25, 2021, we received a notification of a hearing from the BaFin, which initiated an investigation against us on the grounds of the alleged delay of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR relating to the announcement of our initial public offering in the U.S., which was published in April 2021. We submitted a written response to the BaFin on January 10, 2022.

In 2020, Airborne Wireless Network (“ABWN”), a former customer, filed a complaint in the Superior Court of the State of California against Mynaric Lasercom GmbH under a contract relating to the delivery of two prototype versions of laser terminals for airborne applications. In its complaint, ABWN alleged breach of contract due to alleged quality issues with respect to the two terminals delivered by us in 2018 and sought damages in an unspecified amount. The terminals were accidentally damaged in the course of delivery and we repaired one terminal and replaced the second terminal with a new one. On April 20, 2021, we participated in settlement negotiations with ABWN, which did not result in any resolution. Court proceedings were scheduled to begin in March 2022. On March 8, 2022, the competent court granted our motion for summary judgement against ABWN. On March 28, 2022, the court ordered that judgement shall be entered in our favor and dismissed ABWN’s claim with prejudice.

Apart from the proceedings described above, we are not and have not been party to any government, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the past twelve months, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Regulatory Environment

Overview

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our technology and products, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the non-U.S. and U.S. federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. For example, as of the date of this Annual Report, laser communication is not regulated by the United Nations’ International Telecommunication Union and can, thus, be used without restrictions such as license requirements. There is, however, no guarantee that relevant laws, rules and regulations remain unchanged and will not become more comprehensive and stringent in the future. If we fail to comply with any applicable laws, rules, or regulations, we may be subject to civil liability, administrative orders, fines or even criminal sanctions. See “Item 3. Key Information—D. Risk Factors—Regulatory, Legal and Tax Risks.”

The following provides a brief overview of certain selected areas of laws and regulations applicable to our business operations.

Laser Safety Provisions

We develop and test our technology and products in our headquarters in Gilching, Germany, and are currently ramping up serial production of our products in our production facility in Oberpfaffenhofen, Germany. In developing and manufacturing our products, we must comply with applicable German and EU laws and regulations on laser safety requirements. For example, Directive 2006/25/EC of the European Parliament and of the Council of 5 April 2006 sets forth minimum requirements for the protection of workers from risks to their health and safety arising or likely to arise from exposure to artificial optical radiation (including laser radiation) during their work in the European Union. In Germany, this directive was implemented by the Regulation for Employee Protection Against Artificial Optical Radiation Risks (Verordnung zum Schutz der Beschäftigten vor Gefährdungen durch künstliche optische Strahlung) and the Regulation on Preventive Occupational Medicine (Verordnung zur arbeitsmedizinischen Vorsorge). Among other things, these regulations provide for technical rules related to the assessment of laser radiation risks for employees, measurements and calculations related to laser radiation exposure, and risk protection measures that include the appointment of a laser safety officer (Laserschutzbeauftragter) and the use of laser protective glasses and screens.

In addition, the U.S. Food and Drug Administration (“FDA”) has issued performance standards (see 21 CFR 1040) regulating light-emitting electronic products, including all types of laser products. Laser products are defined as any manufactured product or assemblage of components which constitutes, incorporates, or is intended to incorporate a laser or laser system. A laser or laser system that is intended for use as a component of an electronic product shall itself be considered a laser product (see 21 CFR 1040.10(b)(21)). Prior to introducing a product in the United States, we provide notice to the FDA, in the form of a safety report, which provides identification information and operating characteristics of the product to demonstrate compliance with the respective U.S. safety level. Our CONDOR and HAWK laser terminals are both categorized as laser class IV. If the FDA finds that the report is complete, it provides us approval in the form of what is known as an accession number. We may not market a product until we have received an accession number. In addition, we submit an annual report to the FDA that includes, among other things, the radiation safety history of all products we sell in the United States. We have provided the FDA with all relevant documentation and obtained the necessary accession number for both of our laser terminals.

Regulation of Production Facilities and Storage Sites

Emissions

Specific laws and regulations govern the emission of air pollutants, such as noise, odors, and vibrations. Typically, the operation of industrial facilities is subject to governmental approval and operators of such facilities are required to prevent any form of impermissible emissions. Operators of facilities are required to maintain all installations in compliance with the respective governmental approval in terms of the reduction of certain emissions and the implementation of safety measures. In some cases, continuous improvement or retrofitting of installations to maintain facilities at state-of-the art safety level standards may be required. Compliance with these requirements is monitored by local authorities, and operators may be required to submit emission reports on a regular basis. Noncompliance with maximum emission levels or other requirements imposed by the relevant authority may result in administrative fines, subsequent orders or, in severe cases, the withdrawal of the approval by the relevant authority.

Regulation of Hazardous Incidents

Operators of facilities storing large quantities of hazardous goods, which include, among other things, certain glues, lubricants, varnishes, and nitrogen, are required to comply with safety standards set forth in Directive 2012/18/EU of the European Parliament and of the Council of 4 July 2012 on the control of major-accident hazards involving dangerous substances (the “Seveso III Directive”) and the respective national implementing laws. As the former Council Directive 96/82/EC of 9 December 1996 on the control of major-accident hazards involving dangerous substances, the provisions of the Seveso III Directive are designed to prevent major accidents involving dangerous substances, such as emissions, fires, and larger explosions and to limit detrimental consequences in the event of an accident. The degree of additional safety requirements depends on various categories as well as the amount of hazardous substances stored in the relevant facility.

In Germany, the Seveso III Directive was implemented on December 7, 2016, with the Seveso III Transposition Act (Seveso III Umsetzungsgesetz) which includes, among others, the amendment of certain provisions of the German Federal Immission Control Act (Bundesimmissionsschutzgesetz), the Environmental Impact Assessment Act (Umweltvertäglichkeitsprüfungsgesetz), and the Environmental Legal Remedies Act (Umweltrechtsbehelfgesetz). Additional legislative changes came into force on January 14, 2017 with the amendment of the twelfth ordinance under the German Federal Emissions Control Act (the so-called German Hazardous Incidents Ordinance, Störfall-Verordnung).

Production, Possession, and Handling of Waste

During our manufacturing process we generate different kinds of waste, including industrial waste. Applicable waste laws generally require us to reduce and/or avoid waste and to dispose of the different types of waste in a manner consistent with its properties so it does not endanger human health or harm the environment. In the European Union, Directive 2008/98/EC of the European Parliament and of the Council of November 19, 2008 on waste (as amended) (Waste Framework Directive) requires EU member states to take appropriate measures in this regard. In Germany, the Waste Management Act (Kreislaufwirtschaftsgesetz) transports these EU requirements into national law. Under the Waste Management Act, generators, owners, collectors, and transporters of waste have to demonstrate to the competent authority and to other parties that they have properly disposed of hazardous waste (gefährliche Abfälle) by waste disposal (Entsorgungsnachweis). Besides, the Waste Management Act contains regulations on, among other factors, permissible methods of, and responsibility for, the generation, handling, possession, and discharge as well as recycling methods of waste depending on the danger posed by the waste.

German Act on Environmental Liability

If damage is caused to persons or property by one of our facilities, we may be held strictly liable under the German Environmental Liability Act (Umwelthaftungsgesetz). Liability under the Environmental Liability Act may arise for damages caused by substances or gases that spread through soil, air, or water. Under the statute, there is a presumption that any damage has been caused by a facility if the facility is generally capable of causing such damage. Should any of our facilities be subject to the German Hazardous Incidents Ordinance (Störfall-Verordnung) in the future, we may be required to provide financial security (Deckungsvorsorge) for environmental damages.

German Occupational Health and Safety Requirements

In Germany, general health and safety requirements for employees are laid down by the Working Conditions Act (Arbeitsschutzgesetz), the Occupational Safety Act (Arbeitssicherheitsgesetz) and the Ordinance on Industrial Safety (Betriebssicherheitsverordnung). For the provision and use of working equipment, the Product Safety Act (Produktsicherheitsgesetz) applies, along with the Ordinance on Health and Safety at Work (Arbeitsstättenverordnung). As regards exposure to hazardous substances, the Ordinance on Hazardous

Substances (Gefahrstoffverordnung) and the Technical Rules for Hazardous Substances 900 (Technische Regel für Gefahrstoffe 900) set out limits for workplaces. All these requirements are further specified by German trade associations (Berufsgenossenschaften) in their accident prevention regulations (Unfallverhütungsvorschriften), which also address specific health and safety risks of our business.

Compliance with employment safety regulations is subject to regulatory supervision. The law enforcement authorities are provided with wide-ranging enforcement powers including the right to enter a company’s premises, to search for documents, and to examine work and personal health equipment. They are also authorized to impose fines.

Export Control Regime

EU, German and U.S. export control laws restrict the export of products, services, and technologies designed for non-military purposes, but which are utilized in military applications or can contribute to the proliferation of weapons of mass destruction (“Dual-Use Items”). Some of our products qualify as Dual-Use Items.

EU and German Dual-Use Export Control Regime

In the European Union, the export of dual-use items from EU member states is harmonized and mainly governed by European law, in particular by Council Regulation (EC) No 428/2009 of 5 May 2009, as amended by Commission Delegated Regulation (EU) 2020/1749 of 7 October 2020, which established a community regime for the control of exports and the transfer, brokering and transit of Dual-Use Items (the “Dual-Use Regulation”). The scope of the Dual-Use Regulation is defined in an annex to the Dual-Use Regulation (“Annex I”), which contains a detailed list of goods divided into different categories. For all listed Dual-Use Items, an export authorization is required (Art. 3 Dual-Use Regulation). Our spaceborne CONDOR laser communication terminal qualifies as a dual-use item under the Dual-Use Regulation. In May 2021, the European Parliament and the Council of the EU adopted an amendment to the Dual-Use Regulation, which came into effect on September 9, 2021. The amendment includes an export authorization requirement for the export of certain non-listed surveillance technology should the competent member states’ authorities consider that the items are or may be used in whole or in part in connection with internal repression and human rights and international humanitarian law violations.

The Dual-Use Regulation provides for four types of export authorizations: (i) EU general export authorizations (EU-Allgemeingenehmigungen; “EUGEAs”), which allow exports of dual-use items to certain destinations under certain conditions (see Annex II of the Regulation), (ii) national general export authorizations, which may be issued by EU member states if they are consistent with existing EUGEAs and do not refer to items listed in Annex IIg of the Dual-Use Regulation, (iii) individual export authorizations, which can be granted to one exporter and cover exports of one or more dual-use items to one end-user or consignee in a third country, and (iv) maximum amount authorizations, which can be granted to one exporter and may cover multiple items to multiple countries of destination or end users. Under the Dual-Use Regulation, the competent authorities of each member state are responsible for establishing their own administrative procedures for applying and obtaining such export authorizations.

General export authorizations (“GEA”) have the advantage that no authorization application needs to be filed; exports and intra-EU transfers that satisfy the requirements of a general export authorization are automatically authorized. Exporters or transferors wishing to make use of a general export authorization are, however, required to file a notification and registration with the competent authority of the respective member state, which can also be filed after the exportation. The scope of application of the general export authorization is primarily determined by the authorized group of items and the authorized destinations. For example, exports to Australia, Canada, Japan, New Zealand, Norway, Switzerland (including Liechtenstein), the United Kingdom, and the United States of America are covered by GEA EU001. The other five GEAs cover more specific circumstances such as exports of items according to the Wassenaar Agreement (EU002), exports after repair or replacement (EU003), temporary exports for exhibitions or fairs (EU004), exports of specific telecommunication goods (EU005), and exports of specific chemicals (EU006).

In Germany, the administrative procedure to obtain an export authorization is governed by the AWV, which also defines the German Federal Office for Economic Affairs and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle; “BAFA”) as the competent authority for issuing such authorization. In addition to control lists set out under the Dual-Use Regulation, EU member states may also set out their own lists of controlled dual-use items. Germany, for instance, has done so by including additional dual-use items on its national export list (Ausfuhrliste) that are not already covered by the Dual-Use Regulation (e.g., spaceborne laser communication terminals under no. 9A904), if they are to be exported to certain countries. Goods listed on Germany’s national export list are subject to the same license requirements as described above. Exports of our CONDOR terminals require a license from BAFA if the exportation is not covered by the EU’s general exportation authorization.

U.S. Export Regulations

The U.S. Export Administration Regulations (“EAR”) provide for specific rules governing exportations from the U.S., re-exportations from a foreign country to another foreign country, and transfers within a foreign country or to a foreign national if the respective item is located within U.S. territory, originate from the U.S., contains more than de minimis amounts of controlled U.S.-origin items or is the direct product of certain U.S.-origin technology or software. The EAR applies to physical goods as well as technology and software. The Commerce Control List (“CCL”) is an annex to the EAR and contains a list of Dual-Use Items and any controls associated with those items. Since the regulatory intention of the EAR is similar to that of the Dual-Use Regulation, the CCL and Annex I of the Dual-Use Regulation are congruent. Our CONDOR laser terminal and HAWK laser terminal are subject to the EAR and identified on the CCL. Items listed on the CCL may require an export license depending on the item, its reason for control, its end destination (both end user and end country) and end use. In some cases, a license exception may apply. The EAR’s rules regarding license requirements are subject to frequent change. Items that do not currently require a license for exportation, re-exportation or transfer may require such license in the future. Obtaining a license from the U.S. Department of Commerce may be time-consuming and may result in the delay or loss of sales opportunities. We cannot ensure that any such license applications will be granted. Violations of the EAR may result in criminal or civil penalties, the denial of export privileges and/or debarment from participation in U.S. government contracts.

U.S. International Traffic in Arms Regulations (ITAR)

The ITAR is a U.S. regulatory regime to restrict and control the export of defense- and military-related technologies, to safeguard U.S. national security, and further U.S. foreign policy objectives. Defense-related goods and services that are listed on the United States Munitions List (the “USML”) are covered by the regulations. The U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”) interprets and enforces the ITAR. Nearly every item subject to the ITAR requires a license from DDTC for exportation, re-exportation or transfer, unless an ITAR exemption applies.

Currently, our largest potential customer base is located in the United States. We believe that further potential markets may develop in Asia (except China) and a number of European countries. Therefore, our products could be subject to international trade restrictions in these markets in the future. To the best of our knowledge, none of the components currently used in our products is subject to arms regulations in the U.S., such as the ITAR; but, this may occur in the future. The related approval process could have a detrimental effect on our potential customers’ demand and could also limit our potential customer base to those entities that are allowed to import and purchase arms products under the relevant regulations.

For practical purposes, ITAR regulations dictate that information and material pertaining to defense- and military-related technologies (items listed on the USML) may not be shared with non-U.S. persons unless authorization from the U.S. Department of State is received or a special exemption is used. U.S. persons may face heavy fines if they, without authorization or the use of an exemption, provide foreign persons with access to ITAR-protected defense goods, services, or technical data.

Trade Sanctions

When selling and/or delivering our products to customers around the globe we must observe economic sanctions and embargoes. Such measures can be based on national legislation (like in Germany or the U.S.), but also on acts of international or supranational organizations like the United Nations and the European Union. They can take the form of comprehensive embargoes (total embargoes), partial embargoes, such as arms, sectoral or financial embargoes, and may be directed at countries, governments, organizations, groups, non-state entities and individuals. Sanctions against individuals or entities usually prohibit placing assets of any kind at the disposal of sanctioned parties or providing them with any economic resources. We are also subject to sourcing regulations such as the requirements under the Dodd-Frank Act and the EU Conflict Minerals Regulation that require us to carefully monitor our supply chain.

We may be required to comply with embargoes, trade sanctions and sourcing regulations for various reasons, including due to the location of our factories, the seat of our respective entity, the nationality of our responsible employees or the components we use.

U.S. Embargoes and Trade Sanctions

In the U.S., the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) is the primary agency responsible for implementing and enforcing embargoes and trade sanctions. Through the implementation of trade sanctions, the U.S. seeks to restrict certain business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities, in order to further U.S. national security and foreign policy objectives. The U.S.’s complex sanctions regime also encourages companies to implement compliance programs that address sanctions risks, which may increase compliance costs. Violations of U.S. sanctions may subject us to criminal or civil fines, penalties or other sanctions.

U.S. sanctions may take the form of country- or territory-based sanctions or list-based sanctions. Currently, country- or territory-based sanctions target, inter alia, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic” and “Luhansk People’s Republic”, Cuba, Iran, North Korea and Syria. OFAC maintains several sanctions lists that identify sanctions targets, and the scope of the sanction’s restrictions vary depending on the sanctions list. OFAC’s primary sanctions list is the List of Specially Designated Nationals and Blocked Persons, which identifies persons and entities subject to asset blocking restrictions. Certain other OFAC sanctions lists impose non-asset blocking sanctions, such as restrictions on the listed entity’s ability to raise debt or equity in the U.S. in the case of OFAC’s Sectoral Sanctions Identification List that targets certain sectors of the Russian economy.

U.S. sanctions apply primarily to U.S. persons, which include all companies and other legal entities organized under U.S. law and their foreign branches, as well as U.S. citizens and permanent residents. In the case of U.S. sanctions against Cuba and Iran, sanctions also apply to non-U.S. entities owned or controlled by U.S. persons. Our operations in the U.S. and any activities we have with U.S. persons must therefore comply with U.S. sanctions. In addition, we may also be subject to sanctions-related obligations through contracts with suppliers, credit facilities or loan agreements that require compliance with U.S. sanctions or screening against U.S. sanctions lists.

U.S. sanctions may also have an extraterritorial effect and impact the conduct of non-U.S. persons through so-called “secondary sanctions.” Under secondary sanctions, the United States may impose sanctions against non-U.S. persons for engaging in certain transactions or activities, depending on the sanctions program, even absent a U.S. nexus to the activity. For example, as a result of the Countering America’s Adversaries Through Sanctions Act of 2017, non-U.S. persons must comply with certain secondary sanctions against Russia, even if such activities have no connection to the United States. Among other things, non-U.S. persons may face penalties and/or asset-blocking sanctions for knowingly facilitating significant transactions or significant financial transactions for or on behalf of a party subject to the United States sanctions against Russia.

Further, non-U.S. persons and entities that cause a U.S. person to violate U.S. sanctions may violate OFAC’s prohibition on causing another person to violate sanctions, which may result in civil and criminal penalties under applicable U.S. law. Accordingly, transacting with customers in countries such as Cuba may be allowed under EU law but still violate U.S. sanctions. In case of such conflicts between EU law and U.S. sanctions, the Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extraterritorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom (as amended) prohibits EU companies from complying with certain listed U.S. sanctions and shields these entities from the effects of U.S. sanctions in the EU. Such anti-boycott rules apply, for example, to the 2018 U.S. sanctions targeting Iran. EU companies are, nonetheless, free to conduct their business as they see fit, i.e., not trade with countries sanctioned by the U.S.

EU Embargoes and Trade Sanctions

EU trade sanctions have a broad scope, applying (i) within the territory of the member states, (ii) to any person inside or outside the territory of the European Union who is a national of a member state, (iii) to any legal person, entity or body which is incorporated or constituted under the law of a member state whether acting inside or outside the European Union, and (iv) to any legal person, entity, or body in respect of any business done in whole or in part within the European Union.

Our commitments in terms of sanctions and embargoes mainly (but not exclusively) derive from Council Regulation (EC) No 2580/2001 of 27 December 2001 on specific restrictive measures directed against certain persons and entities with a view to combating terrorism. It aims to prevent and prohibit the financing of terrorist acts by prohibiting that funds, other financial assets, and economic resources are made available, directly or indirectly, to, or for the benefit of, a natural or legal person, group, or entity included in the list of restricted parties, or by prohibiting financial or other related services from being rendered for the benefit of restricted parties.

German Foreign Investment Regime

German foreign trade law may require foreign investors to obtain government approval for the acquisition of our shares if the acquirer directly or indirectly holds 20% or more of our voting rights following the acquisition. Pursuant to the cross-sectoral examination in Section 55 et seq. AWV, the BMWi may prohibit or restrict the acquisition of our shares by a foreign investor that is resident or based outside the European Union (Unionsfremder) if it endangers the public order or the security of Germany.

Additionally, statutory notification requirements apply, inter alia, to acquisitions by a foreign acquirer of 20% or more of the voting rights of a company that develops or manufactures, among other things, goods intended for use in space or for use in space infrastructure systems (Section 55a para. 1 no. 18 third alternative AWV) as well as goods specifically required for the operation of laser communication networks (Section 55a para. 1 no. 22 AWV), including the Company.

Accordingly, any such acquisition must be notified to the BMWi upon signing of a binding agreement if the relevant acquisition has likely effects to public security and order. However, only the signing of the binding agreement is subject to the notification requirement, not the subsequent acquisition itself. Nonetheless, clearance by the BMWi qualifies as a statutory closing condition for all transactions that are subject to the cross-sectoral investment control proceeding and to the mandatory notification requirement. Furthermore, prior to clearance by the BMWi, the regime prohibits the acquirer, among other things, from exercising any voting rights in the target, from receiving claims for profit distributions associated with the acquisition, and from receiving company related information (provided that such information relates to company divisions or corporate assets that are subject to the investment control proceeding).

In addition, the BMWi may initiate investigations within two months after becoming aware of the conclusion of a binding agreement, but not later than five years after the conclusion of the respective agreement (Section 55 para. 1 AWV in conjunction with Section 14a para. 3 AWG). If grounds for objections exist, the BMWi may prohibit the direct acquirer from making an acquisition within the meaning of Section 55 AWV within four months of the receipt of the complete application or issue instructions in order to ensure the public order or the security of Germany (Section 59 para. 1 AWV in conjunction with Section 14a para. 1 No. 2 AWG).

In each case, a foreign acquirer of a domestic target company applying for foreign investment control clearance under the cross-sectoral investment control regime is required to disclose its identity. For such purposes, not only the direct acquirer, but also the indirect acquirers (i.e., any entity upstream of a direct acquirer which holds at least 20% of the voting rights in the respective downstream investment vehicle) needs to be disclosed.

Anti-Bribery, Anti-Corruption, Antitrust and Competition

We are subject to various anti-corruption, anti-bribery, anti-money laundering, antitrust and competition laws. Any violation of these laws in any jurisdiction in which we operate may have serious consequences for entities and/or individuals participating in such misconduct. For example, under German criminal law we must comply with the rules against corruption and bribery of public officials (Sections 332, 334 of the German Criminal Code (Strafgesetzbuch)) or private sector employees or business representatives (Section 299 of the German Criminal Code) as well as rules against the taking and giving of bribes meant as an incentive to violating one’s official duties (Sections 331, 333 of the German Criminal Code). These provisions may under certain conditions also apply to circumstances that occur solely or partly on foreign territory. In the United States, the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) prohibits payments to foreign government officials in order to assist in obtaining or retaining business. The anti-bribery provisions of the FCPA also apply to foreign firms and persons who cause, directly or through agents, an act in furtherance of such a corrupt payment to take place within the territory of the United States.

We are also subject to various antitrust and competition laws. In a broader sense these laws include all legal provisions that concern the protection of a diverse and free competition. National and supranational authorities that monitor compliance with antitrust and competition laws may initiate investigations and proceedings into alleged infringements, such as abuse of a dominant market position, anti-competitive agreements between undertakings or similar agreements with restrictive effects on competition, in particular in terms of Article 101 para. 1 of the Treaty on the Functioning of the European Union and Section 1 of the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen), and unless covered by so-called block exemptions or individual exemptions. Violations of antitrust and competition laws can have various consequences including criminal sanctions, administrative fines, disgorgement of profits, exclusion from public tenders, nullity of agreements and civil claims for damages. Antitrust and competition laws in individual jurisdictions may also include rules requiring the approval by antitrust authorities regarding mergers and acquisitions or joint ventures and enable the authorities to impose certain conditions or obligations in these cases.

C. Organizational Structure

Our subsidiaries, each of which is wholly owned by Mynaric AG, are Mynaric Lasercom GmbH (a company organized under the laws of Germany), Mynaric Systems GmbH (a company organized under the laws of Germany), Mynaric USA, Inc. (a company organized under the laws of Delaware) and Mynaric Government Solutions, Inc. (a company organized under the laws of Virginia).

The following chart shows our organizational structure and our direct and indirect subsidiaries as of the date of this Annual Report.

D. Property, Plant and Equipment

See “B. Business Overview—Facilities” in this Item 4.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information included under “Item 4. Information on the Company” and “Item 18. Financial Statements”. The following discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information—D. Risk Factors.” Actual results could differ materially from those contained in any forward-looking statements.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace communications networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, airborne- and space-based applications. Our technology and products are designed to provide the backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles, aircraft, ships, mobility platforms and fixed locations on the ground with secure wireless data transmission. We aim to industrialize laser communication by focusing on standardization and cost-efficiency. We believe that we are one of the first companies to develop laser communication technology at commercially attractive price points for use in both government and commercial markets. By leveraging our strong technical expertise and early mover advantage, we aim to become the go-to supplier for the “internet above the clouds.”

Laser communication offers significant technical and operational advantages for wireless data transmission compared to other wireless communication systems, which mostly use RF technologies to transmit information. RF-based communication is generally characterized by lower bandwidth, significant license requirements and a wide beam divergence, which makes it much more susceptible to interception. Laser communication, on the other hand, benefits from its higher bandwidth capacity, lower latency, improved security, lower power requirements and a license-free spectrum. Laser communication has achieved world record transmission rates of 13.16 terabits per second (according to the DLR), as compared to RF’s maximum transmission rate of 36 gigabits per second (according to the Facebook Connectivity Lab). Current demand for laser communication is predominantly driven by government applications in defense, surveillance, intelligence and border control, which seek to leverage the superior capabilities of laser communication. With its significant advantages and wide range of applications, laser communication is highly attractive for the development of next-generation communication networks, in particular for space and airborne applications.

We were founded in 2009 by former scientists of the DLR and have invested in developing and optimizing our laser communication technology, which we are now commercializing. We have developed pre-serial product versions of our CONDOR inter-satellite link terminal and our HAWK airborne terminal and are currently ramping up serial production to enable customers to deploy our technology at scale. We believe that we are one of a few companies offering a commercially viable laser communication terminal solution combining light weight, robustness, high data rate and high-power efficiency at attractive prices. We aim to industrialize laser communication by focusing on developing standardized and modularized products suitable for a wide array of customers and applications. We have benefited from advancing on the learning curve with the development of the pre-serial product versions of our CONDOR and HAWK terminals, as we continuously seek to decrease the costs of deploying laser communication. By moving from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit for our CONDOR terminals by around 80%. We are currently ramping up serial production targeting a per year production rate capacity of up to 2,000 units in the medium term. We expect to continue to incur significant expenses related to the ramp-up of serial production, the further development of our technology and products as well as the expansion of our sales and marketing activities.

In 2020, we were awarded contracts by Telesat and another customer for our CONDOR terminals in connection with two separate U.S. governmental programs launched by DARPA and the SDA, respectively. On October 31, 2021, we entered into the Strategic Agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. In connection with the agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for the transport layer Tranche 1 of the SDA’s NDSA satellite constellation. The contract has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Furthermore, in late 2021 and early 2022, we were awarded two separate contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems.

With respect to our HAWK terminals, we received an order from a major U.S. aerospace and defense company, which allows us to introduce our HAWK terminals to the U.S. government market. In December 2020, we shipped two of our HAWK terminals to a U.S. aerospace and defense customer. In 2021 successful flight tests were conducted and further joint demonstrations and tests with increasing mission scope are planned for 2022. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market. Additionally, we see sizeable demand for laser communication capabilities by customers focusing on maritime applications and mobility platforms on the ground for which the HAWK terminal, while primarily developed for airborne applications, may function as a satisfactory demonstration system to evaluate our product’s performance and define upcoming product needs.

We believe that our existing customer relationships are significant for winning additional business in the context of current and future government and commercial programs. We also believe that the introduction of laser communication technology at commercially attractive price points has the potential to create a significant market for laser communication for years to come.

We are in the early phases of serial production and have only recently begun to monetize our technology. Our revenue amounted to €2,355 thousand for 2021 and €679 thousand for 2020. Our operating loss amounted to €42,364 thousand in 2021 and we reported a net loss of €45,477 thousand for the same period. In 2020, operating loss amounted to €19,257 thousand and we reported a net loss of €19,770 thousand. We manage our business based on our two operating segments, which are also our reportable segments in accordance with IFRS 8. Our two reportable segments include our Space segment, which currently comprises our CONDOR terminal, and our Air segment, which currently comprises our HAWK terminal. Our measure of segment profitability for each reportable segment is operating profit / (loss).

Key Factors Affecting Our Results of Operations

We believe that the factors discussed below have significantly affected our results of operations, financial position and cash flow in the historical periods for which financial information is presented in this Annual Report, and that these factors will continue to have a material effect on our results of operations, financial position and cash flow in the future.

Development of the Laser Communication Market

Our ability to successfully develop and commercialize our laser communication products depends on the willingness of potential customers to invest in the development of constellations in the context of aerospace communication networks. Over the past decade, the laser communication market has started to take shape, driven by rapid technological developments in the space industry, particularly the advent of smaller, lower-cost satellites. While government remains a critical driver for further expansion of global space activities, a number of well-funded technology companies have developed formidable commercial space-based communication capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years.

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish LEO satellite-based space communication networks. The U.S. government has been the strongest proponent to date of aerospace network capabilities and has made the development of government space architectures by using large-scale LEO constellations a priority. We believe that our business will benefit from the successful demonstration and deployment of laser communication technology primarily by the governmental sector, laying the foundation for large-scale deployment in commercial and diversified markets.

Regulatory Environment and Government Regulation

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including complex and evolving export control laws as well as economic sanctions laws promulgated by the United States, Germany and the European Union. Export control and economic sanctions laws may include prohibitions on the sale or supply of certain products to embargoed or sanctioned countries and regions, governments, persons and entities. For example, in July 2020, the German government prohibited a shipment of our CONDOR terminals to a customer in China based on the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz). The ban was issued on the grounds of essential security interests, in order to prevent a disturbance of the peaceful coexistence of nations and to prevent a substantial disturbance of Germany’s foreign relations, as the CONDOR terminals would have a potential use in the fields of military reconnaissance and communication. To comply with the ban, in 2020, we terminated all business relationships with customers in China, as a result of which we suffered significant losses in revenue. Following this decision, in 2020, the German government categorized laser communication network products as dual-use goods. See “Item 3. Key Information—D. Risk Factors—Regulatory, Legal and Tax Risks—We are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs.”

In addition to such export controls laws and regulations, various countries regulate the importation of certain products, through import permitting and licensing requirements. We are also subject to international trade restrictions in certain of our markets, which may impact the sale and delivery of our products going forward.

Commercialization of our Technology and Serial Production

To further drive commercialization of our technology and ramp-up serial production, we must complete the ongoing expansion of our production and development facilities, purchase and integrate related equipment, and achieve several research and development milestones. In 2020, we leased an additional production facility in Oberpfaffenhofen, Germany, which required substantial installation of manufacturing equipment that was completed in 2021. We also made investments in our laboratory and testing equipment, including our micro-vibration link testbed and clean room facilities. We also have incurred, and expect to continue to incur, significant costs in connection with the expansion of our facility in Los Angeles, which includes the industry’s first laser communication interoperability lab. We are currently ramping up serial production targeting a per year production rate capacity of up to 2,000 units in the medium term. We will require additional capital to modify our existing technology for use in related products. Until we can generate sufficient revenue from product deliveries, we expect to finance our operations through a combination of existing cash, possible additional public equity offerings, debt financings, collaborations, and licensing arrangements. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts.

Customer Demand

We have received significant interest in our technology and products from a wide array of different potential customers, including, among others, government agencies, aerospace companies and private satellite providers. Within the value chain for the government aerospace communication industry, we are a sub-system supplier for system primes such as aircraft and satellite manufacturers that are prime contractors for the U.S. government. In the commercial market, we primarily contract with companies aiming to establish smaller Earth observation and surveillance constellations for our CONDOR terminals. In this context, we also enter into strategic partnership agreements with certain key customers for the further development of our products.

In 2020, we received an order from a U.S. aerospace and defense company to introduce our HAWK terminal to the U.S. governmental market. We delivered two HAWK terminals to this customer in the fourth quarter of 2020, following which our customer conducted initial system testing and demonstrations in deployment scenarios. To a limited extent, we also provided development and training services with respect to our HAWK terminals to this customer. We also sold certain components used in our CONDOR terminal to a Canadian customer and conducted a feasibility analysis for a Belgian customer in 2020. As we typically do not enter into contracts directly with the U.S. or non-U.S. governments, we consider our customers that are prime contractors for the U.S. government as government customers. Accordingly, taking into account our Belgian customer for which we conducted a feasibility analysis, we had two commercial customers and one government customer in 2020. In 2021, we delivered equipment used in our CONDOR terminal to a U.S. customer under a contract entered into in connection with Tranche 0 of the SDA’s NDSA. Furthermore, we sold components used in our CONDOR terminal to NG (which we consider a government customer) and Capella Space (commercial customer). Accordingly, we had two government customers and one commercial customer in 2021.

In late October 2021, we entered into the Strategic Agreement with NG pursuant to which we will serve as a strategic supplier to NG and will exclusively develop and sell to NG jointly developed laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace and defense applications outside the space sector. Under the agreement, NG will provide us over the next five years with the opportunity to sell and provide products and/or related services to NG in the aggregate amount of $35 million. In connection with the agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for Tranche 1 of the SDA’s NDSA satellite constellation. The contract has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Operations—Our Go-To-Market Strategy—Customer Awards—Strategic Agreement with Northrop Grumman.”

Further in 2021 and early 2022, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems:

•

In late December 2021, we were selected to work on the architectural design of a next-generation optical communications terminal as part of phase 0 of DARPA’s Space-BACN program. This program envisions an optical communications terminal that could be reconfigured to work with most of today’s optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites and satellite constellations.

•

Earlier in December 2021, our co-led consortium UN:IO was selected by the European Commission for initial work on an independent European satellite network, which includes the development of a detailed technical concept for their proposed constellation architecture.

•

Most recently, in February 2022, we were awarded a contract by the European Space Agency (ESA) to analyze, design, build and test on a laboratory model an end-to-end optical communication system that can achieve data transmission speeds of up to 1 Terabit per second (Tbps).

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market. For example, in August 2021, we received a purchase order from Capella Space (which we previously announced as an undisclosed commercial customer), under which we will deliver up to 20 CONDOR terminals over a period of four years. In August 2021, we agreed with SpaceLink, a commercial constellation builder seeking to develop a MEO-based constellation that deploys OISLs to relay data for space systems in LEO, on the framework of a partnership to expand our product portfolio for use in SpaceLink’s data relay network. We also agreed with SpaceLink on the sale of laser communication products. The collaboration is ongoing with multiple milestones throughout 2022 and thereafter. Additionally, we signed an MoU in July 2021 with JR Aerospace, an Indian investment and technology company, to accelerate our entry into the Indian aerospace market. In May 2021, we also signed an MoU with Cloud Constellation, a constellation builder seeking to deploy OISLs in its planned LEO-based constellation.

Driven by these initial customer wins, our optical communications terminal backlog grew significantly year-over-year from three terminal deliverables in backlog as of December 31, 2020 to 40 terminal deliverables as of December 31, 2021. Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Optical communications terminals are defined as the individual devices responsible for pointing the laser beam and capable of establishing a singular optical link each. The optical communications terminal backlog particularly includes (i) optical communications terminal deliverables related to customer purchase orders; and (ii) optical communications terminal deliverables in the context of other signed agreements. Accordingly, backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled orders, changes in scope and adjustments. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions. We believe that optical communications terminal backlog will continue to increase significantly in 2022 and have already achieved an increase of more than five times resulting in an optical communications terminal backlog of 211 terminal deliverables as of April 28, 2022.

In light of the increase in optical communications terminal backlog, cash-in from customer contracts increased from €1.9 million in 2020 to €3.9 million in 2021. Cash-in from customer contracts includes payments from customers under purchase orders and other signed agreements, including accrued payment milestones under customer programs. We often accrue meaningful payment milestones already during the integration phase that precedes customer deliveries, and we believe cash-in from customer contracts is a meaningful indicator of upcoming revenues to be recognized during the product delivery phase of customer programs. Based on our current optical communications terminal backlog, expected shipments to customers and our sales pipeline, we expect cash-in from customer contracts to exceed €20 million in 2022.

We remain in active discussions with other potential customers and anticipate a considerable increase in customer demand as the constellation markets continue to develop. While initial customer orders are and will continue to be primarily used for pilot projects, we believe that following the successful initial deployment of our products, many of our customers will continue to use our products for the further rollout of their envisioned missions. The timing of receipt of revenues, if any, from projects with our customers is, however, uncertain and subject to change because many factors affect the scheduling of projects or missions. Adjustments to or cancellations of contracts may also occur.

Research & Development

Research and development activities are central to our business. In 2020, we started pre-serial production of both our CONDOR and HAWK terminals and continued to improve our products with a view to ramping up serial production. We have expanded our testing facilities for product qualification in order to be able to conduct almost all testing in-house except for radiation testing and special EMC measurements. We expect that this approach will significantly accelerate the development cycle, thereby shortening time to market for next product generations.

Under IFRS (as with U.S. GAAP), research costs are expensed. However, unlike U.S. GAAP, IFRS has broad-based guidance that requires companies to capitalize development costs, including internal costs, when certain criteria are met. In particular, under IFRS internally developed intangible assets (e.g., development expenses related to a prototype) are required to be capitalized and amortized if certain criteria are met, rather than expensed as incurred as they would be under U.S. GAAP. This difference requires companies that prepare their financial statements in accordance with IFRS as issued by IASB, like us, to distinguish development activities from research activities, and to analyze whether and when the criteria for capitalizing development costs are met.

Under our accounting policies, we generally capitalize costs for the development of a technology until the time that development of such technology is completed. For our recent development projects, “AIR technology” (the technological foundation for our HAWK terminal) and “SPACE technology” (the technological foundation for our CONDOR terminal), we defined such a point in time as the time of final development of a technology, followed by delivery of products based on such final technology to customers. Subsequently, all expenses incurred to maintain the value of the relevant technology are then expensed. With respect to the development of our AIR and SPACE technologies, development costs included costs for the development of certain components for use in our CONDOR and HAWK terminals, respectively. Since we completed the development of the technology for our HAWK terminal in mid-2020, all subsequent expenses incurred in connection with our AIR technology have been recognized as expenses. For our SPACE technology, we reached this milestone in March 2021. Future development costs relating to the AIR technology, SPACE technology or a new technology will only be capitalized if the requirements for capitalization under IFRS as issued by the IASB are fulfilled. The related capitalized costs of both our AIR and SPACE technologies are being amortized over their expected useful lives of 15 years. The expected useful lives of these technologies are estimated based on the experience of our laser experts and the expected product life, which is in turn determined on the basis of our own technical assessment and market studies.

In 2021, we invested a total of €20,675 thousand in research and development of our technology (2020: €14,449 thousand), of which €2,845 thousand was capitalized (2020: €8,248 thousand). We expect that our research and development expenses will continue to increase over the next several years as we continue to modify our existing technology for use in related products and to develop other laser communication-related technologies.

In addition, protection of our intellectual property is fundamental to the long-term success of our business. We believe that our continued success depends in large part on our proprietary technology, the skills of our employees and the ability of our employees to continue to innovate and incorporate advances into our products. We rely exclusively on a combination of trade secret, copyright and trademark laws and contractual provisions with employees and third parties, to establish and protect our intellectual property rights. While our expertise in laser communication technology is critical to our success, we typically keep our inventions as trade secrets to avoid public disclosure. We do not own any patents and do not have any patent applications pending. We may incur significant losses without the protection afforded by patents. See “Item 3. Key Information—D. Risk Factors—Regulatory, Legal and Tax Risks—We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.”

Personnel Costs

Personnel costs, which include salaries and wages as well as pensions and other social security contributions, account for a significant share of our costs. As we grow our business, we expect these costs to increase. We believe that our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly qualified personnel such as engineering, design, manufacturing and quality assurance, finance, marketing, sales and support personnel. We cannot guarantee that our efforts to retain and motivate management and key employees or attract and retain other highly qualified personnel in the future will be successful. Competition for qualified employees is intense, and our ability to hire, attract and retain such employees depends, among others things, on our ability to provide competitive compensation. This may require us to increase compensation for current and new employees over time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.”

Currency Fluctuations

Our reporting currency is the euro. Some of our current sales are, and we expect that a significant portion of our future sales will be, denominated in U.S. dollars. Fluctuations in foreign currency exchange rates and, in particular, the relative strength or weakness of the U.S. dollar and the euro can have a significant impact on our performance and results of operations. A weakening of the U.S. dollar against the euro could have a negative impact on results derived from sales made in U.S. dollars. Conversely, a strengthening of the U.S. dollar against the euro could have a positive impact, for example, to the extent that we use U.S. dollar revenue to pay euro denominated costs. Fluctuations in foreign currency rates could result in either a gain or a loss and could have a significant impact on our performance and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies.”

Russo-Ukrainian War

In February 2022, the government of Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on our liquidity and capital management.

Components of Our Results of Operations

Our consolidated statement of profit or loss and other comprehensive income or loss presents costs using the “nature of expense” method, which results in an (unnetted) gross presentation (i.e., before the deduction of any amounts capitalized) of the costs incurred broken down by type or nature of expenditure including cost of materials, personnel costs, depreciation and amortization, and other operating costs. All capitalized amounts relate to the development of intangible assets or the construction of property, plant and equipment, and are presented within the line item “Own work capitalized.” This approach is common in Germany. Outside of Germany, IFRS financial statements are more commonly prepared using the cost of sales method, under which expenses are broken down not by type of expense (materials, personnel, depreciation and amortization), but by function (production, administration, sales), and capitalized costs are not included in the income statement.

The components of our results of operations include the following:

Revenue: We generate revenue from contracts with customers for the delivery of goods or the provision of services. Our goods primarily include our CONDOR and HAWK terminals and the services rendered by us mainly consist of the provision of development and training services for our terminals.

Other operating income: Other operating income comprises income from government grants.

Cost of materials: Our cost of materials includes cost for raw materials and consumables used as well as costs for services purchased.

Personnel costs: Our personnel costs consist of wages and salaries as well as social security contributions, pensions and other employee benefits. Personnel expenses corresponds to personnel costs excluding own work capitalized.

Depreciation and amortization of other intangible assets and property, plant and equipment: Depreciation and amortization of other intangible assets and property, plant and equipment includes amortization of intangible assets and depreciation of property, plant and equipment and impairments of rights of use.

Other operating costs: Our other operating costs primarily consist of legal and consulting fees, office and IT costs, selling and travel costs, rent and maintenance, other office supplies, costs for preparation and audit of financial statements and accounting expenses, other staff costs as well as administrative offense proceedings. Other operating expenses corresponds to other operating costs excluding own work capitalized.

Change in inventories of finished goods and work in progress: Change in inventories of finished goods and work in progress relates to the ongoing production and write downs of finished and unfinished goods of space and air terminals.

Own work capitalized: Own work capitalized consists primarily of capitalized development costs shown under internally generated intangible assets. In addition, other own work capitalized includes own work for the construction of property, plant and equipment.

A. Operating Results

The following tables present the selected consolidated financial information for our company. The financial data as of and for the years ended December 31, 2019, 2020 and 2021 has been derived from our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this Annual Report and which have been prepared in accordance with IFRS as issued by the IASB.

The financial data presented below is not necessarily indicative of the financial results expected for any future periods. The financial data below does not contain all the information included in our financial statements.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the year ended December 31,
	2021				2020				2019
	Air	Space	Group		Air	Space	Group		Air	Space	Group

	(in € thousands)				(in € thousands)				(in € thousands)
Revenue	0	2,355	2,355		589	90	679		—	114	114
Other operating income	72	363	435		74	220	294		105	147	252
Cost of materials(1)	(2,846)	(7,778)	(10,624)		(2,290)	(3,931)	(6,221)		(926)	(1,864)	(2,790)
Personnel costs(1)	(6,120)	(17,245)	(23,365)		(4,923)	(11,911)	(16,834)		(3,781)	(4,585)	(9,407	)(2)
Depreciation, amortization and impairment of other intangible assets and property, plant, and equipment(1)	(1,221)	(3,297)	(4,518)		(666)	(1,177)	(1,843)		(501)	(616)	(1,117)
Other operating costs(1)	(1,923)	(8,418)	(11,830)		(1,320)	(3,581)	(5,344	)(4)	(1,078)	(1,556)	(2,813	)(5)
Change in inventories of finished goods and work in progress	626	(58)	568		11	626	637		230	42	272
Own work capitalized(1)	619	3,996	4,615		2,102	7,273	9,375		2,184	3,227	5,411
Operating profit / loss	(10,793)	(30,082)	(42,364	)(3)	(6,423)	(12,391)	(19,257	)(4)	(3,767)	(5,091)	(10,078	)(5)
Interest and similar income	n/a	n/a	0		n/a	n/a	18		n/a	n/a	73
Interest and similar expenses	n/a	n/a	(2,148)		n/a	n/a	0		n/a	n/a	—
Net foreign exchange gain / (loss)	n/a	n/a	826		n/a	n/a	(531)		n/a	n/a	109
Net finance costs	n/a	n/a	(1,322)		n/a	n/a	(513)		n/a	n/a	182
Profit / loss before taxes	n/a	n/a	(43,686)		n/a	n/a	(19,770)		n/a	n/a	(9,896)
Income tax expense	n/a	n/a	(1,791)		n/a	n/a	—		n/a	n/a	—
Consolidated net profit / loss	n/a	n/a	(45,477)		n/a	n/a	(19,770)		n/a	n/a	(9,896)
Other comprehensive income / loss
Items which may be subsequently reclassified to profit and loss	n/a	n/a	(498)		n/a	n/a	367		n/a	n/a	(43)
Other comprehensive income / loss after tax	n/a	n/a	(498)		n/a	n/a	367		n/a	n/a	(43)
Total comprehensive income / loss	n/a	n/a	(45,975)		n/a	n/a	(19,403)		n/a	n/a	(9,939)

(1)

Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included in other line items as follows:

	For the year ended December 31,
	2021			2020			2019
	Air	Space	Group	Air	Space	Group	Air	Space	Group

	(in € thousands)			(in € thousands)			(in € thousands)
Cost of materials	(487)	(1,507)	(1,995)	(1,263)	(2,810)	(4,073)	(570)	(1,519)	(2,089)
Personnel costs	(95)	(1,811)	(1,906)	(621)	(3,300)	(3,921)	(1,239)	(1,312)	(2,551)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	(15)	(273)	(287)	(126)	(676)	(802)	(240)	(254)	(494)
Other operating costs	(21)	(406)	(427)	(92)	(487)	(579)	(135)	(142)	(277)

(2)

Includes non-segment specific expenses in the amount of €1,041 thousand relating to a stock option agreement between a shareholder of Mynaric AG and Emin Bulent Altan, our Chief Executive Officer and a member of our management board, which are recognized in accordance with IFRS 2.

(3)	Includes non-segment specific expenses in the amount of €1,489 thousand relating to the audit of our financial statements as well as remuneration for the members of our supervisory board.
(4)

Includes non-segment specific expenses in the amount of €443 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

(5)

Includes non-segment specific expenses in the amount of €179 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

Revenue

Comparison of the Year ended December 31, 2020 and 2021

Revenue increased significantly from €679 thousand in 2020 to €2,355 thousand in 2021, due to a substantial increase in revenue in our Space segment driven by sales of our CONDOR terminals and the increase in development and training services relating to our CONDOR terminals. Our Air segment generated no revenue in 2021.

On a regional level, revenue in our Space segment in 2021 consisted exclusively of revenue from sales in the United States.

Comparison of the Year ended December 31, 2019 and 2020

Revenue increased significantly from €114 thousand in 2019 to €679 thousand in 2020, primarily due to a substantial increase in revenue in our Air segment driven by sales of our HAWK terminals from no revenues in 2019 to €589 thousand in 2020. This increase in our Air segment revenue was partially offset by a slight decrease in revenue by 21.1% in our Space segment from €114 thousand in 2019 to €90 thousand in 2020, mainly driven by lower customer orders that contributed to revenue in 2020.

On a regional level, revenue in our Air segment in 2020 consisted of revenue from sales in the United States and Canada. Revenue in our Space segment in 2019 and 2020 stemmed from sales in the U.K. and Belgium.

Other Operating Income

Comparison of the Year ended December 31, 2020 and 2021

Other operating income increased by 48.0% from €294 thousand in 2020 to €435 thousand in 2021, primarily due to income from the reversal of liabilities and income from government grants related to technology development programs.

Comparison of the Year ended December 31, 2019 and 2020

Other operating income increased by 16.7% from €252 thousand in 2019 to €294 thousand in 2020, primarily due to an increase in income from government grants, notwithstanding that there was no other operating income in 2020 for certain other items including late payment penalties claimed.

Cost of Materials

The following table provides our cost of materials for the periods presented:

	For the year ended December 31,
	2021	2020	2019

	(in € thousands)
Cost of materials	(10,624)	(6,221)	(2,790)
Of which own work capitalized	1,995	4,073	2,089

Cost of materials excluding own work capitalized	(8,629)	(2,148)	(701)

Comparison of the Year ended December 31, 2020 and 2021

Cost of materials increased by 70.8% from €6,221 thousand in 2020 to €10,624 thousand in 2021, primarily due to a substantial increase of raw materials and consumables used driven by our requirements for increased quantity of materials in connection with the production of our CONDOR terminals. The increase was further driven by higher costs for services purchased, which included costs for development services through external research institutes and costs for external processing of certain components used in the production process. In addition, cost of materials in 2021 included write-downs for raw materials and consumables for the first and second product versions of our CONDOR terminals in the amount of €2,039 thousand (2020: €0 thousand).

The portion of own work capitalized included in cost of materials decreased by 51.0% from €4,073 thousand in 2020 to €1,995 thousand in 2021, primarily due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Cost of materials excluding own work capitalized increased significantly from €2,148 thousand in 2020 to €8,629 thousand in 2021, primarily reflecting the substantial increase of raw materials and consumables used driven by the increased production of our CONDOR terminals.

Comparison of the Year ended December 31, 2019 and 2020

Cost of materials increased by 123.0% from €2,790 thousand in 2019 to €6,221 thousand in 2020, primarily due to a substantial increase of raw materials and consumables used from €1,208 thousand in 2019 to €4,715 thousand in 2020 driven by our requirements for increased quantity of materials in connection with the production of our CONDOR terminals and, more generally, ongoing preparations for the ramp-up of serial production of our HAWK terminals. The portion of own work capitalized included in cost of materials increased by 95.0% from €2,089 thousand in 2019 to €4,073 thousand in 2020, primarily due to an increase in capitalized development costs driven by further development of our space products. Cost of materials excluding own work capitalized increased by 206.4% from €701 thousand in 2019 to €2,148 thousand in 2020, primarily reflecting the substantial increase of raw materials and consumables used driven by the ramp-up of serial production of our HAWK terminals.

Personnel Costs

The following table provides our personnel costs for the periods presented:

	For the year ended December 31,
	2021	2020	2019

	(in € thousands)
Personnel costs	(23,365)	(16,834)	(9,407	)(1)
Of which own work capitalized	1,906	3,921	2,551

Personnel expenses (i.e., personnel costs excluding own work capitalized)	(21,459)	(12,913)	(6,856)

(1)

Includes non-segment specific expenses in the amount of €1,041 thousand relating to a stock option agreement between a shareholder of Mynaric AG and Emin Bulent Altan, our Chief Executive Officer and a member of our management board, which are recognized in accordance with IFRS 2.

Comparison of the Year ended December 31, 2020 and 2021

Personnel costs increased by 38.8% from €16,834 thousand in 2020 to €23,365 thousand in 2021, primarily due to the significant increase in our headcount to support the ramp-up of our serial production for our CONDOR and HAWK products and to support the increase in our research and development as well as marketing and sales activities. Wages and salaries increased from €13,585 thousand in 2020 to €18,185 thousand in 2021, primarily due to the significant increase in our headcount from 186.6 FTEs (as of December 31, 2020) to 248.9 FTEs (as of December 31, 2021). Included in personnel costs are share-based payments amounting to €1,942 thousand in 2021, the majority of which related to the grants made under the restricted stock units program implemented by the Company in 2021. In 2020, share-based payments amounted to €1,125 thousand, mainly relating to stock options granted under stock option program 2020 as well as the accelerated vesting of stock options due to the resignation of two (former) members of our management board. The portion of own work capitalized included in personnel costs decreased by 51.4% from €3,921 thousand in 2020 to €1,906 thousand in 2021, primarily due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Personnel expenses (i.e., personnel costs excluding own work capitalized) increased by 66.2% from €12,913 thousand in 2020 to €21,459 thousand in 2021.

Comparison of the Year ended December 31, 2019 and 2020

Personnel costs increased by 79.0% from €9,407 thousand in 2019 to €16,834 thousand in 2020, primarily due to the significant increase in our headcount to support the ramp-up of our research and development as well marketing and sales efforts and ramp-up of our serial production for our HAWK products. Wages and salaries increased from €8,306 thousand in 2019 to €14,710 thousand in 2020, primarily due to the significant increase in our headcount from 97.5 FTEs in 2019 to 186.6 FTEs in 2020. Included in personnel costs are share-based payments amounting to €1,125 thousand in 2020, which mainly related to the accelerated vesting of stock options due to the resignation of two (former) members of our management board. In 2019, share-based payments amounted to €1,146 thousand, primarily relating to the granting of stock options to Emin Bulent Altan, our Chief Executive Officer and a member of our management board, by one of our shareholders. The portion of own work capitalized included in personnel costs increased by 53.7% from €2,551 thousand in 2019 to €3,921 thousand in 2020, primarily due to an increase in capitalized development costs driven by further development of our space products. Outpacing the total increase in personnel costs, primarily reflecting the ramp-up of commercial production and the personnel expenses (i.e., personnel costs excluding own work capitalized) increased by 88.3% from €6,856 thousand in 2019 to €12,913 thousand in 2020.

Depreciation, Amortization and Impairment of Other Intangible Assets and Property, Plant and Equipment

The following table provides our depreciation, amortization and impairment of other intangible assets and property, plant and equipment for the periods presented:

	For the year ended December 31,
	2021	2020	2019

	(in € thousands)
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	(4,518)	(1,843)	(1,117)
Of which own work capitalized	287	802	494

Depreciation, amortization and impairment of other intangible assets and property, plant and equipment excluding own work capitalized	(4,231)	(1,041)	(623)

Comparison of the Year ended December 31, 2020 and 2021

Depreciation, amortization and impairment of other intangible assets and property, plant and equipment increased by 145.1% from €1,843 thousand in 2020 to €4,518 thousand in 2021, primarily due to higher investments in the expansion of our development and production infrastructure, which includes our customized production facility in Oberpfaffenhofen and additional production equipment. The increase was further driven by the initial amortization of our SPACE technology and the ongoing amortization of our AIR technology, which accounted for €1,174 thousand of amortization in 2021. In addition, the increase in depreciation of right-of-use assets further contributed to the increase due to the additional office space being leased in Washington D.C. and Los Angeles.

The portion of own work capitalized included in depreciation, amortization and impairment of other intangible assets and property, plant and equipment decreased by 64.2% from €802 thousand in 2020 to €287 thousand in 2021, due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Depreciation, amortization and impairment of other intangible assets and property, plant and equipment excluding own work capitalized increased significantly from €1,041 thousand in 2020 to €4,231 thousand in 2021, primarily due to higher investments in the expansion of our development and production infrastructure.

Comparison of the Year ended December 31, 2019 and 2020

Depreciation, amortization and impairment of other intangible assets and property, plant and equipment increased by 65.0% from €1,117 thousand in 2019 to €1,843 thousand in 2020, primarily due to depreciation on investments in laboratory, research and testing facilities and the initial amortization of our AIR technology, which accounted for €157 thousand of depreciation and amortization in 2020.

The portion of own work capitalized included in depreciation, amortization and impairment of other intangible assets and property, plant and equipment increased by 62.3% from €494 thousand in 2019 to

€802 thousand in 2020, primarily due to increased depreciation on investments in laboratory, research and testing facilities. Depreciation, amortization and impairment of other intangible assets and property, plant and equipment excluding own work capitalized increased by 67.1% from €623 thousand in 2019 to €1,041 thousand in 2020, primarily due to the depreciation on investments in laboratory, research and testing facilities.

Other Operating Costs

The following table provides our other operating costs for the periods presented:

	For the year ended December 31,
	2021	2020	2019

	(in € thousands)
Other operating costs(1)	(11,830)	(5,344)	(2,813)
Of which own work capitalized	427	579	277

Other operating expenses (i.e., other operating costs excluding own work capitalized)	(11,403)	(4,765)	(2,536)

(1)

Includes non-segment specific expenses of €179 thousand in 2019, €443 thousand in 2020 and €1,489 thousand in 2021, in each case relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

Comparison of the Year ended December 31, 2020 and 2021

Other operating costs increased by 121.4% from €5,344 thousand in 2020 to €11,830 thousand in 2021, primarily due to the increase in office and IT costs related to the implementation of a new SAP ERP system, which we completed in early 2022. We also incurred higher costs relating to selling and travel, other business supplies, equipment and services, as well as costs relating to IPO insurance required for our initial public offering in the U.S. in late 2021. The portion of own work capitalized included in other operating costs decreased by 26.3% from €579 thousand in 2020 to €427 thousand in 2021, primarily due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Other operating expenses (i.e., other operating costs excluding own work capitalized) increased by 139.3% from €4,765 thousand in 2020 to €11,403 thousand in 2021, primarily due to the increase in ongoing IT costs related to the implementation of a new SAP ERP system.

Comparison of the Year ended December 31, 2019 and 2020

Other operating costs increased by 90.0% from €2,813 thousand in 2019 to €5,344 thousand in 2020, primarily due to the increase in legal and consulting fees litigation costs, as well as reporting, auditing and accounting costs driven by reorganization considerations, preparations for our initial public offering in November 2021 and ongoing IT costs due to the introduction and implementation of a new SAP ERP system. We also incurred higher costs relating to the purchase of services as well as tools and devices in connection with the continued expansion of our development and production infrastructure. In addition, other personnel costs increased, driven by higher recruiting costs in connection with our increase in headcount. The portion of own work capitalized included in other operating costs increased by 109.0% from €277 thousand in 2019 to €579 thousand in 2020, due to an increase in capitalized development costs driven by further development of our AIR and SPACE technologies. Other operating expenses (i.e., other operating costs excluding own work capitalized) increased by 87.9% from €2,536 thousand in 2019 to €4,765 thousand in 2020, primarily due to legal and consulting fees, litigation costs, ongoing IT costs as well as costs for preparation and audit of financial statements, and accounting costs which accounted in the aggregate for approximately 88% of the increase.

Change in Inventories of Finished Goods and Work in Progress

Change in inventories of finished goods and work in progress for the periods presented is comprised as follows:

	For the year ended December 31,
	2021	2020	2019

	(in € thousands)
Increase in inventories of work in progress	414	757	272
Increase in inventories finished goods	616	—	—
Write-downs	(462)	(120)	0

Total changes in inventories	568	637	272

Comparison of the Year ended December 31, 2020 and 2021

Change in inventories of finished goods and work in progress decreased from €637 thousand in 2020 to €568 thousand in 2021, primarily driven by higher write-downs in the amount of €462 thousand with respect to the first and second product versions of our CONDOR terminals.

Comparison of the Year ended December 31, 2019 and 2020

Change in inventories of finished goods and work in progress increased by 134.2% from €272 thousand in 2019 to €637 thousand in 2020, primarily due to ramped up production of our HAWK terminals in connection with a contract we entered into with a U.S. customer to introduce our HAWK product to the U.S. governmental market. This increase was partially offset by impairments with respect to two HAWK terminals in 2020 in the amount of €120 thousand due to technological improvements in our products resulting in such terminals becoming obsolete.

Own Work Capitalized

Own work capitalized for the periods presented is comprised as follows:

	For the year ended December 31,
	2021	2020	2019

	(in € thousands)
Cost of materials	1,995	4,073	2,089
Personnel costs	1,906	3,921	2,551
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	287	802	494
Other operating costs	427	579	277

Total own work capitalized	4,615	9,375	5,411

Comparison of the Year ended December 31, 2020 and 2021

Own work capitalized decreased by 50.8% from €9,375 thousand in 2020 to €4,615 thousand in 2021, primarily due to the final development of our SPACE technology, followed by delivery of our products based on such final technology to customers in March 2021.

Comparison of the Year ended December 31, 2019 and 2020

Own work capitalized increased by 73.3% from €5,411 thousand in 2019 to €9,375 thousand in 2020, primarily due to an increase in capitalized development costs driven by further development of our space products. In addition, own work capitalized for the construction of property, plant and equipment increased from €87 thousand in 2019 to €1,127 thousand in 2020, mainly due to the ongoing expansion of our development and production infrastructure in 2020, which includes our link testbed and clean room facilities.

Operating Loss

Comparison of the Year ended December 31, 2020 and 2021

Operating loss increased by 120.0% from €19,257 thousand in 2020 to €42,364 thousand in 2021, primarily due to higher investments in our development and production infrastructure and higher personnel costs resulting from headcount growth. The substantial increase in operating loss was further driven by the completion of the development of our AIR technology in mid-2020 and of our SPACE technology in March 2021 following which all expenses incurred to maintain the value of our AIR and SPACE technology have been recognized as expenses, see “—Key Factors Affecting Our Results of Operations—Research and Development.” Broken down by segment, the increase in operating loss was primarily driven by our Space segment.

In our Space segment, operating loss increased by 142.8% from a loss of €12,391 thousand in 2020 to €30,082 thousand in 2021, which was mainly due to significantly higher personnel costs and cost of purchased material and services in connection with the initial development and ongoing improvements of our space products. Furthermore, as we completed the development of our SPACE technology in March 2021, all subsequent expenses incurred in connection with our SPACE technology have been recognized as expenses, which further contributed to the increase in operating loss in our Space segment in 2021.

In our Air segment, operating loss increased by 68.0% from a loss of €6,423 thousand in 2020 to €10,793 thousand in 2021, mainly due to the significantly higher personnel costs and cost of purchased material and services in connection with the initial development and ongoing improvements of our space products. The increase in operating loss was further impacted by the completion of the development of our AIR technology in mid-2020 following which all expenses incurred to maintain the value of our AIR technology have been recognized as expenses.

Comparison of the Year ended December 31, 2019 and 2020

Operating loss increased by 91.1% from €10,078 thousand in 2019 to €19,257 thousand in 2020, primarily driven by higher investments in our development and production infrastructure and higher personnel costs resulting from headcount growth. The substantial increase in operating loss was further driven by the completion of the development of our AIR technology in mid-2020 following which all expenses incurred to maintain the value of our AIR technology have been recognized as expenses, see “—Key Factors Affecting Our Results of Operations—Research and Development.” Broken down by segment, the increase in operating loss was primarily driven by our Space segment.

Operating loss in our Space segment increased by 143.4% from a loss of €5,091 thousand in 2019 to €12,391 thousand in 2020, mainly as a result of the significantly higher personnel costs and cost of purchased material and services in connection with the initial development and ongoing improvements of our space products.

In our Air segment, operating loss increased by 70.5% from a loss of €3,767 thousand in 2019 to €6,423 thousand in 2020 mainly due to the significantly higher personnel costs and cost of purchased material and services in connection with the initial development and ongoing improvements of our air products.

Net Finance Costs

Comparison of the Year ended December 31, 2020 and 2021

Net finance costs increased by 157.7% from negative €513 thousand in 2020 to negative €1,322 thousand in 2021 due to higher interest and similar expenses primarily relating to the credit agreement we entered into with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB on September 15, 2021.

Comparison of the Year ended December 31, 2019 and 2020

Net finance costs increased by 381.9% from €182 thousand in 2019 to negative €513 thousand in 2020, primarily due to a negative result from foreign currency effects relating to the U.S. dollar in connection with an intercompany loan granted by us to our U.S. subsidiary.

Loss before Taxes

Comparison of the Year ended December 31, 2020 and 2021

Loss before taxes increased by 121.0% from a loss of €19,770 thousand in 2020 to a loss of €43,686 thousand in 2021 due to the foregoing reasons.

Comparison of the Year ended December 31, 2019 and 2020

Loss before taxes increased by 99.8% from a loss of €9,896 thousand in 2019 to a loss of €19,770 thousand in 2020 due to the foregoing reasons.

B. Liquidity and Capital Resources

Since our inception, we have not generated any significant revenue from the sale of our technology or products and have incurred significant operating losses and negative cash flows from our operations. We are in the early phases of serial production and have only recently begun to monetize our technology. To date, we have primarily raised capital and funded our operations with proceeds from the sale of our ordinary shares and debt financing, and we have also received limited grants from government agencies and similar bodies like the European Union for participation in specific research and development projects. For the year ended December 31, 2021, we recognized a net loss of €45.5 million. As of December 31, 2021, our net current assets amounted to €48.3 million. In September 2021, we entered into a credit agreement for a credit line of approximately €25 million in September 2021 (see “—Credit Agreement” below), which we fully repaid with the proceeds from our U.S. initial public offering in November 2021. As of May 4, 2022, we had €31.7 million in available liquidity primarily consisting of cash and cash equivalents and unused credit lines available as well as other highly liquid assets. Most recently, on May 2, 2022, we entered into another credit agreement with the same lenders as under the initial credit agreement for a credit line of €25 million (see “—Credit Agreement 2022” below).

We have planned for significant increases in revenue and cash inflows by customers in 2022 and 2023 as we ramp up the commercial production of our CONDOR and HAWK terminals. While a portion of the revenue planned for 2022 is subject to firm contractual commitments, significant amounts are not contractually committed or are based on our expectations regarding the outcome of major public project tenders or negotiations with potential or existing customers. Based on our current optical communications terminal backlog, expected shipments to customers and our sales pipeline, we expect cash-in from customer contracts to exceed €20 million in 2022. We are actively pursuing multiple commercial opportunities to sell our CONDOR and HAWK terminals to a strongly expanding customer base. Additionally, we are planning to continue our strong growth with additional investments in property, plant and equipment and development and refinement of our products which will lead to further financing needs. Based on our liquidity position as at the date of this Annual Report, we estimate that we will need additional financing to meet our financial obligations in the first quarter 2023. We are currently in discussions with potential strategic investors as well as various providers of debt capital which are in varying stages. However, as of the date of this Annual Report, none of these have yet been firmly committed to. There can be no assurance that financing in the amounts needed to meet our current operational planning can be obtained in the first quarter 2023. If we are unable to obtain financing or take other actions in response to these circumstances within that time, such as significantly curtailing our current operational budget in 2022 and 2023, we may be unable to continue as a going concern. While we believe that we will be successful in obtaining additional financing in a timely manner to fund our operational and financial obligations, the factors described above represent material uncertainties that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Credit Agreement

On September 15, 2021, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of approximately €25 million until March 31, 2022. Loans can be drawn in a minimum amount of €5 million subject to a drawdown fee of 1% of the utilized amount. Outstanding loans under the credit agreement bear interest at a rate of 1% per beginning 30 days. The credit agreement also requires us to pay a commitment fee totaling 6% of the aggregate commitments of approximately €25 million. The commitment fee and interest on the drawn amount are due and payable together with the repayment of the loan amount(s). The loan agreement has a maturity date of March 31, 2022 subject to an option for a one-time extension for three months. If the credit agreement is extended an extension fee of 3% of the total credit line will be added to the loan amount. The availability of the credit line terminates and all amounts outstanding thereunder become due upon the completion of a financing transaction by the Company. Following the closing of our initial public offering in the United States, on December 3, 2021, we repaid the outstanding loan amount (plus outstanding interest) under the credit agreement with the proceeds from our offering.

Credit Agreement 2022

On May 2, 2022, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of €25 million until June 30, 2023. A loan in a nominal amount of €10 million is to be disbursed hereunder within five business days from the date of the agreement. The remaining credit line can be drawn in several tranches (each tranche not to exceed €5 million) from October 1, 2022 onwards, if and to the extent that the outstanding loan amount immediately following the requested utilization would not exceed 10% of the Company’s market capitalization (based on the volume-weighted average price (VWAP) of the Company’s share on the ten trading days preceding the delivery of the utilization request). We may therefore not be able to fully draw down the remaining loan amount under the credit agreement. Outstanding loans under the credit agreement bear interest at a rate of 1% per beginning 30-day period commencing in 2022 and 1.25% on any outstanding loan amount per beginning 30-day period commencing in 2023. The credit agreement also requires us to pay a commitment fee totaling 6% of the aggregate commitments of €25 million. The commitment fee and interest on the drawn amount are due and payable together with the repayment of the loan amount(s). The availability of the credit line terminates and all amounts outstanding thereunder become due on the earlier of the final maturity on June 30, 2023, or upon the completion of a capital increase by the Company of more than 10% of the currently outstanding registered capital (i.e., €5,242,948.00).

Cash Flow Statement

The following table shows selected information taken from our cash flow statement for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2021	2020	2019

	(in € thousands)
Net cash used in operating activities	(39,426)	(16,935)	(8,319)
Net cash used in investing activities	(10,958)	(14,927)	(7,159)
Net cash from financing activities	54,802	66,257	11,458
Net increase/(decrease) in cash and cash equivalents	4,418	34,395	(4,020)
Cash and cash equivalents at the beginning of the period	43,198	8,914	12,923
Cash and cash equivalents at end of period	48,143	43,198	8,914

Net Cash used in Operating Activities

Comparison of the Year ended December 31, 2020 and 2021

Net cash used in operating activities increased from a cash outflow of €16.9 million in 2020 to a cash outflow of €39.4 million in 2021, mainly driven by an increase in net loss for 2021. Changes in working capital further contributed to the higher cash outflow as inventories increased due to ongoing preparations for serial production. Adjustments for non-cash items, however, had a positive effect as they increased substantially in 2021 compared to 2020, mainly due to an increase in depreciation, amortization and impairments driven by the completion of the development of our AIR technology in mid-2020 and of our SPACE technology in March 2021.

Comparison of the Year ended December 31, 2019 and 2020

Net cash used in operating activities increased from a cash outflow of €8.3 million in 2019 to a cash outflow of €16.9 million in 2020, mainly driven by an increase in net loss for 2020. Adjustments for non-cash items increased substantially in 2020 compared to 2019, mainly due to an increase in depreciation, amortization and impairments driven by the completion of the development of our AIR technology as well as equity settled share-based payment transactions. Changes in working capital contributed to the higher cash outflow as inventories increased due to ongoing preparations for serial production.

Net Cash used in Investing Activities

Comparison of the Year ended December 31, 2020 and 2021

Net cash used in investing activities decreased from a cash outflow of €15.0 million in 2020 to a cash outflow of €11.0 million in 2021. This decrease was partially due to the final development of our AIR and SPACE technologies which resulted in a lower cash outflow of acquisition of intangible assets. Cash outflow relating to acquisition of property, plant and equipment increased from €6.7 million in 2020 to €7.6 million in 2021, primarily driven by the expansion of our development and production capacity at our production facilities.

Comparison of the Year ended December 31, 2019 and 2020

Net cash used in investing activities increased from a cash outflow of €7.2 million in 2019 to a cash outflow of €15.0 million in 2020, primarily due to an increase in cash outflow relating to acquisition of property, plant and equipment to expand development and production capacity at our production facilities, which amounted to €6.7 million in 2020 compared to €1.9 million in 2019. The increase in cash outflow was further driven by increased cash outflows for the acquisition of intangible assets to €8.3 million in 2020 compared to €5.3 million in 2019, most of which represents capitalized development costs associated with increased development and production activities in 2020.

Net Cash from Financing Activities

Comparison of the Year ended December 31, 2020 and 2021

Net cash used in financing activities decreased from a cash inflow of €66.3 million in 2020 to a cash inflow of €54.8 million in 2021. This was primarily due to the increase in proceeds from our initial public offering in the U.S. which significantly contributed to the high cash inflow in 2021. At the same time, cash inflow increased during the year driven by the increase in proceeds from the loan under the credit agreement entered into in September 2021, which we repaid in December 2021, resulting in a cash outflow in the same amount.

Comparison of the Year ended December 31, 2019 and 2020

Net cash from financing activities increased from a cash inflow of €11.5 million in 2019 to a cash inflow of €66.3 million in 2020, primarily driven by the receipt of proceeds in the aggregate amount of €66.7 million from our private placement of new shares in February 2020, a rights offering in October 2020, the issuance of a convertible bond, which was converted into stock in December 2020, as well as an interim loan taken out in 2020. The increase was partially offset by higher payments in respect of lease liabilities relating to our new facilities, an increase in interest expense (attributable to the convertible bond), repayment of the interim loan and increased interest under IFRS 16 lease accounting rules.

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2021:

	Carrying amount	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(in € thousands)
Trade and other payables	8,396	8,396	0	0	0	8,396
Lease liabilities	9,027	1,640	1,605	3,148	3,328	9,721
Current other financial liabilities	37	37	0	0	0	37

Total	17,460	10,073	1,605	3,148	3,328	18,154

C. Research and Development, Patents and Licenses

See “Item 4.B. Business Overview—Our Operations—Research & Development and Engineering” and “—Key Factors Affecting Our Results of Operations—Research & Development” in this Item 5.

D. Trend Information

For a discussion of trends, see “—Key Factors Affecting Our Results of Operations,” “A. Operating Results” and “—B. Liquidity and Capital Resources” in this Item 5. and “Item 4. Information on the Company—B. Business Overview.”

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our material judgments, estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our material judgments, estimates and assumptions. Our material judgments, estimates and assumptions are described in note 5 to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board Structure

We are a German stock corporation (Aktiengesellschaft or AG) with our registered seat in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz). In accordance with the German Stock Corporation Act, our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders’ meeting (Hauptversammlung). Our management board and supervisory board are entirely separate and, as a rule, no individual may simultaneously be a member of both the management board and the supervisory board.

Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board’s internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties and is responsible for implementing an internal monitoring system for risk management purposes.

The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board, representing us in connection with transactions between a current or former member of the management board and us, and granting approvals for certain significant matters.

Under German law, the management board and the supervisory board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that, pursuant to applicable law, our articles of association or our internal rules of procedure, are the responsibility of the other board. Members of both boards owe a duty of loyalty and care to us. In carrying out their duties, management board and supervisory board members are required to exercise the standard of care of a prudent and diligent businessperson or supervisory board member, as the case may be. If they fail to observe the appropriate standard of care, they may become liable to the company.

In carrying out their duties, members of the management board and the supervisory board may take into account a broad range of considerations when making decisions. These considerations include the company’s interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated equally.

Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board is in a position to carry out these functions properly, our management board must, among other duties, regularly report to our supervisory board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board is entitled to request special reports from the management board at any time.

Under German law, our shareholders have no direct recourse against the members of our management board or supervisory board if they have breached their duty of loyalty or care to us. Apart from insolvency or other special circumstances, only we have the ability to claim damages from the management board and supervisory board members. We may only waive these claims to damages or settle these claims if at least three years have passed since the violation of a duty occurred, and our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast at such meeting. However, a waiver or settlement is not permitted if shareholders who in the aggregate hold one-tenth or more of our share capital object to the waiver or settlement and have their objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.

The following description, as far as it relates to our articles of association, is based on our articles of association dated November 14, 2021.

Management Board

Overview

Under our articles of association, the management board must consist of one or several members. The supervisory board determines the exact number of members of our management board and appoints the chairperson and the deputy chairperson of the management board, if any. If only one member has been appointed, he or she represents our Company alone. If several management board members are appointed, we are represented by two management board members jointly or by one management board member together with an authorized representative (Prokurist). Currently, the management board consists of the following three members: Emin Bulent Altan (Chief Executive Officer), Stefan Berndt-von Bülow (Chief Financial Officer), and Joachim Horwath (Chief Technology Officer).

The members of our management board conduct the day-to-day business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board adopted by our supervisory board. The management board is generally responsible for the management of our company and for handling our day-to-day business with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board is responsible for:

•	preparing our annual financial statements;

•	making a proposal to be submitted to our shareholders’ meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and

•

regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance in relation thereto, and on future business planning (including strategic, financial, investment and personnel planning).

The members of our management board are appointed by our supervisory board for a maximum term of five years. According to the recommendations of the German Corporate Governance Code, the first-time appointment of management board members shall be for a period not more than three years. Reappointment or extension, including a repeated reappointment or extension, of the term for up to five years is permissible. The supervisory board may only revoke the appointment of a management board member prior to the expiration of his or her term for good cause, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes involving the management board irrespective of whether in or out of the court. Our supervisory board may delegate any of these tasks to one of its committees, subject to certain exceptions where resolutions must be taken by the supervisory board as a whole.

In addition to matters for which a resolution adopted by all members of the management board is required by law or our articles of association, the rules of procedure for our management board provide that certain matters require a resolution adopted by all members of the management board (Gesamtzuständigkeit). In particular, the entire management board shall decide on, among others:

•

the strategy of Mynaric group, fundamental issues of the business policy and any other matters, especially national or international business relations, which are of special importance and scope for the Company and/or its group companies;

•	the annual and multi-year business planning for Mynaric group and in particular the related investment and financial planning;

•

the preparation of the annual financial statements and the management report, the consolidated financial statements and the group management report, as well as semi-annual and quarterly financial reports, interim announcements and other comparable reports;

•	the convocation of the general meeting and the management board’s proposals for resolutions to be passed by the general meeting;

•	the periodical reporting to the supervisory board;

•	measures and legal transactions requiring the approval of the supervisory board or of the general meeting pursuant to relevant laws, the articles of association or these rules of procedure;

•	fundamental issues relating to personnel matters;

•

(i) setting up or amending of the compensation principles for second level executives and (ii) entering into or amending the terms of employment of any second level executive (including with respect to salary or other compensation);

•	adoption, amendment and rescission of the business responsibility plan for the management board;

•	the issuance of the declaration relating to the German Corporate Governance Code pursuant to Section 161 German Stock Corporation Act (if applicable);

•	all matters which are not allocated to the business area of an individual member of the management board under the business responsibility plan;

•

all matters which have been presented for resolution to the management board by a member of the management board or with respect to which a member of the management board has requested a resolution by the entire management board.

Members of our Management Board

The following table sets forth the names of the current members of our management board, their ages, the year of expiration of their term as management board members and position:

Name	Age	Year in which term expires	Position

Emin Bulent Altan	44	2025	Chief Executive Officer
Stefan Berndt-von Bülow	47	2023	Chief Financial Officer
Joachim Horwath	48	2024	Chief Technology Officer

Unless otherwise indicated, the current business address for each management board member is the same as our business address: Dornierstraße 19, 82205 Gilching, Germany.

The contract with Emin Bulent Altan was extended with effect from March 29, 2022 for an additional three years until March 31, 2025.

The following is a brief summary of the business experience of the members of our management board:

Emin Bulent Altan has been our Chief Executive Officer (CEO) since March 2019. Mr. Altan has been active in the aerospace industry since 2004, when he started his professional career at Space Exploration Technologies Corp. (SpaceX), a private U.S. aerospace manufacturer and space transportation services company headquartered in Hawthorne, California. He remained with SpaceX until 2014, first serving as an avionics engineer and then as a senior director of avionics from 2004 to 2010, where he was responsible for growing the company’s avionics department, and from 2010 to 2014, as vice president of avionics, where he was responsible for the avionics, software and guidance, navigation and control of the Falcon rockets as well as the Dragon capsules. From 2015 to 2016, Mr. Altan held positions as partner and mentor at the Munich-area industrial start-up accelerator TechFounders, as well as taking on the role of head of innovation and digital transformation at Airbus Defence and Space. In 2016, he returned to SpaceX, where he served as the vice president of Satellite Mission Assurance for SpaceX’s Starlink satellite mega-constellation. He is also the sole proprietor of Altan International LLC, a consulting firm he founded in 2015, and through which he currently advises a venture capital fund with respect to start-up investments. Since November 2020, he is also an investment partner (together with the founder of Apeiron Investment Group Ltd., one of our shareholders) with, and serves as a member of the recommendation committee of, Alpine Space Ventures Management GmbH, a venture capital and private equity firm investing in space-related businesses. He has also served as chairman of the advisory board of Isar Aerospace Technologies GmbH and is a member of the advisory board of C-Star Isar Ltd. and C-Star Isar Co-Invest Fund LP. Mr. Altan is also a limited partner of Alpine Space Ventures Fund I FLP GmbH & Co. KG. Mr. Altan holds a Master of Science degree (Dipl.-Inf.) in computer science from the Technical University of Munich and a Master of Science degree in aeronautics and astronautics from Stanford University.

Stefan Berndt-von Bülow has been our Chief Financial Officer (CFO) since September 2020. He began his professional career in 2002 at LKC Kemper, Czarske, v. Gronau, Berz auditors, lawyers, tax consultants. Mr. Berndt-von Bülow’s main task at LKC was the independent preparation and examination of end-of-year accounts, preparation of tax returns and supervision of company audits. In 2008, he joined SHS VIVEON AG as head of accounting and investor relations and was the director of the subsidiary SHS VIVEON GmbH until 2017. He was mainly responsible for the implementation of capital measures and the supervision of merger and acquisitions. In 2017, he joined G&D Currency Technology as head of finance and accounting, where he was responsible for the balance sheet preparation for the G&D Currency Technology group and arranging a multi-million-dollar financing for a major project until the end of 2018. He joined Mynaric at the end of 2018 as head of finance before being appointed as our CFO in September 2020. Mr. Berndt-von Bülow graduated from the University of Munich and holds a degree in Business Administration (Dipl.-Kaufmann).

Joachim Horwath has been our Chief Technology Officer (CTO) since 2009. Following a research stay at Siemens optical networks for his thesis “Simulation of Optical Fiber Amplifiers” in 2000 and studying atmospheric impacts on optical-free-space communications with the research group OptiKom at the Technical University of Graz, he joined the German Aerospace Center (DLR), Institute of Communications in 2002 as a scientist. During his time at the DLR, he focused on numerical simulations of atmospheric index-of refraction turbulence effects and helped to overcome limitations of wireless laser communication. As a project manager, he led many national and international projects on space to ground optical communications and space system verification. He started optical terminal development at DLR and successfully demonstrated optical communications for the first time on a stratospheric balloon in 2005 (project STROPEX) and on aircrafts in 2008 (project ARGOS). He was awarded the Erwin Schrödinger prize in 2015 for his contributions to Quantum Cryptography and has been introduced into the technology hall of fame in 2018 by the space foundation for his contributions to miniaturized and affordable laser communication technology connecting the skies and beyond. In 2009, Mr. Horwath co-founded Mynaric Lasercom GmbH and has been serving as managing director and chief technical officer since then. He also served as member of the management board of our Company from 2017 to 2019 and was re-appointed as a member of the management board in 2021. Mr. Horwath graduated from the Technical University of Graz, Austria, and holds a degree in electrical engineering (Dipl.-Elektroingenieur).

Supervisory Board

Overview

German law requires that the supervisory board consists of at least three members, whereby the articles of association may stipulate a higher number. Pursuant to our articles of association, our supervisory board shall consist of five (5) members. As we grow, our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Participation Act (Drittelbeteiligungsgesetz), which applies to companies that on a regular basis employ more than 500 employees in Germany (on a headcount basis), or the German Co-Determination Act (Mitbestimmungsgesetz), which applies to companies that on a regular basis employ more than 2,000 employees in Germany (on a headcount basis). Based on the size of our workforce, none of these provisions currently apply to us and we are not required to include employee representatives as members of our supervisory board.

Under German law, the members of a supervisory board may be elected for a maximum term of approximately five years, depending on the date of the annual general shareholders’ meeting at which the members of the supervisory board are elected. This time period may not extend past the end of the shareholders’ meeting ratifying the acts of the supervisory board for the fourth full financial year following the commencement of their respective terms of office. For example, if a potential supervisory board member is elected in May 2022, his or her term of office may not extend past the shareholders’ meeting ratifying the acts of the supervisory board in the financial year 2026.

Re-election, including repeated re-election, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our supervisory board that is shorter than the maximum term of office and, subject to statutory limits, may set different start and end dates for the term of office of individual supervisory board members.

Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by a simple majority of the votes cast at such meeting. In addition, any member of our supervisory board may resign at any time by giving three month’s written notice of his or her resignation to the chairperson of our supervisory board or, in case the chairperson resigns, to the deputy chairperson. Our supervisory board may agree upon a shorter notice period.

The shareholders’ meeting may, at the time when it elects the members of the supervisory board, also elect one or more substitute members. Should the term of office of a member of our supervisory board end prematurely the substitute member will replace such supervisory board member for the remainder of his or her original term of office. Currently, no substitute members have been elected or have been proposed to be elected.

Our supervisory board elects a chairperson and a deputy chairperson from among its members. The deputy chairperson assumes the chairperson’s responsibilities and duties whenever the chairperson is unable to discharge his or her duties. Manfred Krischke, Peter Müller-Brühl, Steve Geskos, Hans Königsmann and Vincent Wobbe are the current members of our supervisory board. The members of our supervisory board have elected Manfred Krischke as chairperson of the supervisory board and Peter Müller-Brühl as deputy chairperson of the supervisory board, each for his respective term of office.

German law does not require the majority of our supervisory board members to be independent. However, pursuant to recommendations contained in the German Corporate Governance Code (as in force as of the date of this Annual Report), the supervisory board shall include such number of independent members that are independent from the company, its management board and any controlling shareholder as it considers appropriate, taking into account the shareholder structure, and the majority of the supervisory board members shall be independent from the company and its management board. A member of the supervisory board is deemed independent from the company and its management board if such member has no personal or business relationship with the company or the management board that may cause a substantial, and not merely temporary, conflict of interest.

Pursuant to the German Corporate Governance Code, in case the supervisory board is composed of no more than six (6) members, at least one (1) member of the supervisory board shall be independent from the controlling shareholder. In case the supervisory board comprises more than six (6) members, at least two (2) members of the supervisory board shall be independent from the controlling shareholder. A member of the supervisory board is considered independent from a controlling shareholder if neither such supervisory board member nor its close family members are a controlling shareholder or part of the executive board of a controlling shareholder and no personal or business relationship with the controlling shareholder exists that may cause a substantial, and not merely temporary, conflict of interest.

The supervisory board meets at least four times per year, twice during each of the first and the second half of each financial year. Our articles of association and the supervisory board’s rules of procedure provide that a quorum of the supervisory board members is achieved if at least three of its members participate in the vote. Abstention is regarded as participation in the vote, but is not included in the calculation of the votes cast. Members of our supervisory board are deemed to be participating in a vote if they participate via telephone or video conference, as long as no other member of the supervisory board objects to such form of participation. Any absent member may also participate in the vote by submitting his or her written vote through another member.

Resolutions of our supervisory board are passed with a simple majority of the votes cast, unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tied vote, the chairperson has the tie-breaking vote.

Under the German Stock Corporation Act, our supervisory board is not permitted to make management decisions. However, in accordance with German law, our supervisory board determined that certain matters require its prior consent, including:

•	the formation, acquisition, sale and dissolution of companies, business units, fixed and current assets related to operations and participations, silent partnerships as well as related transactions;

•	establishment and discontinuation of branches of the Company; changes to material strategic objectives of the existing business;

•	entry into and termination of lease agreements with a fixed term exceeding one year, provided that the annual rent exceeds €250,000;

•	adoption of measures or entry into agreements or making investments related to property, plant and equipment, and financial assets, exceeding the approved budget, with a value of over €50,000;

•	entry into credit agreements exceeding an amount of €500,000;

•

changes to human resources policy principles, including the introduction, modification and termination of generally applicable polices related to employee compensation, the introduction of occupational pensions or retirement plans or employee profit participation plans as well as economically comparable arrangements (such as trusts, shareholder loans and option agreements);

•

entry into and termination of agreements with employees with total annual compensation (base salary and including variable compensation components, but excluding fringe benefits and long-term incentive plans) exceeding a gross annual amount of €350,000, including in the context of the recruitment of replacement staff;

•	termination of employment or other restructuring measures affecting more than 10% of the Company’s total head count;

•	commencement and termination of legal action having a material effect or a financial risk exceeding €200,000, both by and against the Company;

•	acquisition, sale or encumbrance of real estate, sections of land and comparable rights as well as their development;

•

granting shareholder loans and credit to non-affiliates, provided these do not concern the granting of mere terms of credit related to ordinary course supply and services, and the portion not covered by related credit insurance exceeds €200,000;

•	entry into speculative financial transactions (particularly investment in currencies, derivatives or securities);

•	granting security interests to third parties (excluding affiliates), particularly the assumption of suretyships and other guarantees;

•

entry into agreements with members of the Management Board or related persons within the meaning of Section 15 of the German Tax Code or corporations, with the exception of agreements with consolidated companies;

•	whole or partial sales of material portions of the Company’s assets or mergers of the Company;

•	establishment or modification of administrative headquarters, branches or permanent establishments for tax purposes;

•	grants and revocations of general powers of representation (Prokura) and general powers of attorney in accordance with applicable German laws;

•

adoption of the annual consolidated budget (investment, finance, revenue, profit and staffing plans) as well as the implementation of related measures in affiliated companies that are not included in the consolidated budget;

•	disposal of tangible and intangible assets (including trademarks, domains and patents) related to the Company’s operations outside the ordinary course of business;

•	entry into, modification or termination of intercompany agreements within the meaning of Sections 291 et seq. of the German Stock Corporation Act;

•	entry into, modification or termination of joint venture agreements or consortium contracts and other partnership agreements outside the ordinary course of business; and

•	changes to material accounting policies.

In addition to the matters that our supervisory board has determined from time to time to require its prior consent, as a matter of German law, certain transactions or other matters may only be carried out or implemented subject to our supervisory board’s prior consent.

Members of our Supervisory Board

Pursuant to our articles of association, our supervisory board shall consist of five (5) members. The following table sets forth the names of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations:

Name	Age	Year in which term expires	Principal occupation

Dr. Manfred Krischke (chairperson)	56	2023	Chief executive officer of cloudeo AG
Peter Müller-Brühl(1) (deputy chairperson)	55	2023	Co-Chief executive officer of GreenCom Networks AG
Steve Geskos	44	2023	Managing director of Rose Park Advisors
Hans Königsmann(2)	59	2022	Former vice president of flight reliability at SpaceX
Vincent Wobbe(3)	35	2022	Head of public markets investments & co-head equity capital markets of Apeiron Investment Group

(1)	Peter Müller-Brühl was elected deputy chairperson in the supervisory board meeting held on October 5, 2021 following resignation of Gerd Gruppe as member of the supervisory board.
(2)

Hans Königsmann was appointed member of the supervisory board by the competent local court (Amtsgericht) of Munich following resignation of Gerd Gruppe as a member of the supervisory board in October 2021.

(3)	Vincent Wobbe was appointed member of the supervisory board by the competent local court (Amtsgericht) of Munich following resignation of Thomas Hanke as member of the supervisory board in June 2021.

Unless otherwise indicated, the current business address for each supervisory board member is the same as our business address: Dornierstraße 19, 82205 Gilching, Germany.

The following is a brief summary of the business experience of the members of our supervisory board:

Dr. Manfred Krischke has been a member of our supervisory board since May 2017 and currently serves as chairperson of our supervisory board. He received a doctorate in aerospace engineering from the Technical University of Munich. Mr. Krischke has been the co-founder and chief executive officer of cloudeo AG since 2012, which operates a vendor independent, data agnostic market platform through which customers can obtain professional geo-information services from leading national and international providers at low cost. Since 2011, he has also been a managing shareholder of SCANDO Beteiligungs GmbH. From 2005 to 2010, Mr. Krischke served as a managing director of Intermap Technologies GmbH, a company providing geospatial solutions that allow GIS professionals in commercial and government organizations worldwide to build a broad range of applications. In 1998, he founded RapidEye AG, a provider of quality high-resolution satellite imagery and derived geo-information products, and was its chief executive officer until 2004; in 2011 he also served as its interim chief executive officer. From 1991 to 1998, he was a business development manager at Kayser-Threde GmbH. Mr. Krischke also served as a member of the supervisory board of RapidEye AG from 2009 to 2011 and as chairman of the supervisory board of Hyperganic Technologies AG, a company that develops software for advanced industrial 3D printers, from 2017 to 2021.

Peter Müller-Brühl has been a member of our supervisory board since July 2018. Mr. Müller-Brühl holds business degrees from Middlesex University in London and the European School of Business (ESB) in Reutlingen, Germany, as well as an MBA from Ottawa University, Canada. He started his career in the publishing industry in New York and Moscow and, after he received his MBA, continued in the automotive industry in different commercial and technology management roles until 2008, when he left as chief information officer/chief technology officer Germany for DaimlerChrysler AG. He went on to gain 13 years’ experience as a serial entrepreneur in various technology start-ups, as co-founder and member of executive management teams. He served as a venture partner at SpaceTec Capital Partners GmbH, a venture capital consulting firm, from 2008 to 2011, as chief operating officer at RapidEye AG, a provider of quality high-resolution satellite imagery and derived geo-information products, from 2011 to 2012, and currently serves as co-chief executive officer and member of the management board of GreenCom Networks AG, a next generation energy service provider. He has served as chairman of the supervisory board and member of the audit and compensation committee of cloudeo AG since 2012, member of the supervisory board and member of the audit and compensation committee of Protection ONE GmbH since 2016, member of the supervisory board at Seidel GmbH & Co. KG since 2015 and member of the supervisory board of Xpay Holding AG since 2019.

Steve Geskos has been a member of our supervisory board since May 2021. He received a B.A. in history from Brandeis University and an MBA in finance and operations from NYU Stern School of Business. Mr. Geskos has been an investor in public and private companies for over twenty years. He started his career as a research associate at Citigroup Salomon Smith Barney in 2000, before joining Jennison Associates LLC as an equity analyst from 2002 to 2006. From 2006 to 2008, he was a portfolio manager and analyst at Perry Capital, before joining MissionPoint Capital Partners as partner and portfolio manager from 2009 to 2011. In 2011, Mr. Geskos joined Fortress Investment Group as a managing director, where he managed a global equity long/ short fund for Fortress Investment Group’s liquid markets business until 2018. During this time, he invested across the capital structure in both a public and private capacity with a particular emphasis on cyclical industries and hard asset classes. Mr. Geskos currently serves as a managing director at Rose Park Advisors, an investment firm focused on identifying investment opportunities by applying the frameworks of disruptive innovation, which he joined in 2019. Mr. Geskos has been nominated to the supervisory board of XPay Group, a position which he will assume in the second half of 2021.

Hans Königsmann has been a member of our supervisory board since October 2021. He holds a degree in aerospace engineering (Dipl.-Ingenieur, Aerospace) from the Technical University Berlin and a Ph.D. in aerospace engineering and production technology from the University of Bremen. Mr. Königsmann started his career in 1989, first as research assistant and later as space system division manager, at the Center of Applied Space Technology and Microgravity at the University of Bremen. In 1996, he joined Microcosm, Inc. as chief scientist, responsible, among other things, for the development of algorithms and simulations to control spacecraft attitude and orbital position. In 2002, Mr. Königsmann joined Space Exploration Technologies (SpaceX), where he remained for nearly 20 years until his retirement in 2021. During his time at SpaceX, he held the positions of vice president Avionics until 2008, vice president launch chief engineer until 2012 and vice president of flight reliability until September 2021. Ultimately, he was responsible for the reliability from production through the operational lifecycle of the vehicles Falcon 9 and Dragon, including re-used boosters and fairing. Mr. Königsmann was awarded the NASA Distinguished Public Service Medal in 2014, the highest form of recognition by NASA for non-Government individuals.

Vincent Wobbe has been a member of our supervisory board since June 2021. Mr. Wobbe holds a Master of Science in Financial Management from Kedge Business School and Hull University Business School and a Bachelor of Science in European Management from the European Business School. Mr. Wobbe has over a decade of experience in corporate finance and equity capital markets. He started his career in corporate finance at Société Générale Corporate and Investment Banking in 2010, before joining BNP Paribas from 2014 to 2016. In 2016, he joined Deutsche Bank Aktiengesellschaft in London, where he advised and executed equity capital raisings for pan-European issuers until 2019. In 2020, Mr. Wobbe joined Apeiron Investment Group Ltd. as head of public markets investments and cohead of the equity capital markets team. He currently serves on the supervisory board of nextmarkets AG.

Board Diversity

The table below provides certain information regarding the diversity of the supervisory board as of the date of this Annual Report.

Board Diversity Matrix

Country of Principal Executive Offices	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	5

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	0	3	0	2

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did Note Disclose Demographic Backgrounds	2

B. Compensation

Compensation of Management Board Members

The remuneration for management board members consists of three components:

•	a non-performance-related remuneration (fixed remuneration),

•	performance-related bonuses, and

•	stock options.

The amount of the remuneration for the members of the management board largely depends on a member’s area of responsibility, individual performance and the performance of the management board as a whole. It also takes into account the economic and financial success of the Company and is intended to provide an incentive for long-term and sustainable corporate governance, while linking the interests of the management board members to those of the Company’s shareholders.

The overall remuneration for the members of the management board (excluding stock options and fringe benefits) comprises approximately 66% in fixed remuneration and 33% in performance-related remuneration in the event of 100% target achievement.

Non-Performance-Related Remuneration

The fixed, non-performance-related remuneration comprises (i) a fixed annual base salary, which is generally paid out in monthly instalments, and (ii) market standard fringe benefits. Fringe benefits mainly consist of expenses for company housing, contribution payments to a statutory and private health and care insurance and other remuneration in kind.

Performance-Related Remuneration

Short-term variable remuneration (STI)

The performance-related remuneration comprises two components: (i) an annual bonus agreed upon with supervisory board on an annual basis, and (ii) special bonus for investments by strategic investors.

The amount of the annual bonus is generally calculated on the basis of the achievement of certain performance targets as defined by the supervisory board. For this purpose, the supervisory board has defined a target amount that determines the amount of the bonus payment in the event of a 100% target achievement and which corresponds to 50% of the annual (gross) base salary of each management board member, in case of Mr. Bulent Altan, to 50% of the total annual (gross) base salary paid both by Mynaric AG and Mynaric USA Inc. In addition, the supervisory board has the possibility to take into account extraordinary circumstances, which have not been foreseen when defining the performance targets for the annual bonus, by way of an additional payout amount of up to 30% of the respective target amount. In 2021, the supervisory board did not make use of this possibility.

The annual bonus 2020 was paid to the members of the management board in March 2021 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in 2021. Joachim Horwath was not a member of the management board of the Company in 2020 and has therefore not received any annual bonus for 2020. The annual bonus for 2021 will be determined and paid in 2022 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 section 1 sentence 1 AktG in 2022. The annual bonus 2021 will therefore be disclosed in the remuneration report for 2022.

For the annual bonus 2020, the supervisory board has defined two financial performance targets, a revenue target and a financing target, both of which are weighted with 50% within the overall target achievement. For the annual bonus 2021, the supervisory board has defined two different targets, a cash inflow from customer target and a delivery of terminals target, both of which are weighted with 50% within the overall target achievement.

In addition to the annual bonus, each management board member is entitled to a one-time bonus for investments by strategic investors which exceed 5% of the then current share capital of the Company. The one-time bonus is set to amount to 1% of the acquired funds (payment into the share capital or into the capital reserve) and is capped at €1,000,000. In the case of a capital increase with subscription rights, only those investments which go beyond the investor’s subscription rights count towards the 5% threshold. The special bonus is a reward for the management board member’s performance in acquiring strategic investors for the Company.

Long-term variable remuneration (LTI)

The members of the management board also receive a long-term variable remuneration in the form stock options, which provides an incentive to the management board members to contribute to the long-term sustainable development of the Company and links the interests of the management board members to those of the shareholders.

In 2021, the current members of the management board have been granted in total 100,000 stock options under the Stock Option Program 2021. For more information, see “—Share-Based Incentive Plans—Stock Option Program 2021.”

Compensation of the Members of the Management Board in 2021 and 2020

The following table presents the fixed and variable remuneration components awarded due to the current members of the management board in 2020 and 2021 in accordance with Section 162 para. 1 sentence 1 AktG. The tables include all remuneration amounts actually received by the individual management board member in these financial years (“awarded”) and all remuneration legally due but not yet received (“due”).

The amount of the annual bonus (short-term variable remuneration) for 2021 will be determined and paid out in 2022 and will therefore be included in the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in 2022, whereby the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in 2021 also includes the annual bonus for 2020 which was paid out in March 2021. Accordingly, the tables that follow are provided in the context of the Company’s 2021 German Corporate Governance Report and differ from the information about management board remuneration presented in the notes of this Annual Report (note 31b). These differences are due to the differing presentation requirements under the German Corporate Governance Code and IFRS.

	2021
	Annual base salary		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration		Total

Management board member	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)
Bulent Altan	248	16.6%	104	6.9%	138	9.2%	1,007	67.3%	1,497
Stefan Berndt-von Bülow(1)	200	19.9%	6	0.6%	43	4.3%	755	75.2%	1,004
Joachim Horwath(2)	174	18.7%	5	0.5%	0	0.0%	755	80.8%	934

Total	622	18.1%	115	3.3%	181	5.3%	2,517	73.3%	3,435

(1)	Member of the management board since September 16, 2020.
(2)	Member of the management board since February 17, 2021.

	2020
	Annual base salary		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration		Total

Management board member	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)
Bulent Altan	260	33.2%	49	6.3%	39	5.0%	434	55.5%	782
Stefan Berndt-von Bülow(1)	58	18.1%	2	0.6%	0	0.0%	261	81.3%	321
Joachim Horwath(2)	0	0.0%	0	0.0%	18	100.0%	0	0.0%	18

Total	318	28.4%	51	4.5%	57	5.1%	695	62.0%	1,121

(1)	Member of the management board since September 16, 2020.
(2)	Member of the management board since February 17, 2021.

The following table shows the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG to the former members of the management board:

	2021
	Annual base salary	Fringe benefits	Short-term variable remuneration	Long-term variable remuneration	Severance	Total

Former Management board member	(in € thousand)
Hubertus Edler von Janecek(1)	0	0	0	0	161	161
Dr. Wolfram Peschko(2)	0	0	43	0	305	348

Total	0	0	43	0	466	509

(1)

Member of the management board until July 10, 2020. Following his resignation as of July 10, 2020, Hubertus Edler von Janecek was entitled to his bonus for the financial year 2020 based on a (assumed) 100% target achievement in the amount of EUR 100,000. This bonus has been paid out in December 2020 and is therefore not allocated to the remuneration awarded and due in the financial year 2021.

(2)	Member of the Management Board until May 5, 2020.

	2020
	Annual base salary	Fringe benefits	Short-term variable remuneration	Long-term variable remuneration	Severance	Total

Former Management board member	(in € thousand)
Hubertus Edler von Janecek(1)	100	3	42	59	205	409
Dr. Wolfram Peschko(2)	87	6	43	0	141	277
Dr. Markus Knapek(3)	0	0	18	0	0	18

Total	187	9	103	59	346	704

(1)

Member of the management board until July 10, 2020. Following his resignation as of July 10, 2020, Hubertus Edler von Janecek was entitled to his bonus for the financial year 2020 based on a (assumed) 100% target achievement in the amount of EUR 100,00. This bonus has been paid out in December 2020 and is therefore not allocated to the remuneration awarded and due in the financial year 2021.

(2)	Member of the management board until May 5, 2020.
(3)	Member of the management board until March 3, 2019.

Mr. Altan received additional remuneration for his activities as director of Mynaric USA Inc., which is reflected in the aggregate remuneration described above. The other members of the management board did not receive any remuneration during their term for their positions in our subsidiaries.

In preparation of the upcoming shareholders’ meeting (Hauptversammlung) of the Company, our supervisory board will submit a compensation system (Vergütungssystem) for the management board for 2022 to our shareholders for approval.

Share Ownership of Management Board Members

Mr. Altan currently holds 4,545 ADSs representing 1,136 ordinary shares in our Company. Mr. Berndt-von Bülow currently holds 696 ADSs representing 174 ordinary shares in our Company. Mr. Horwath holds 220,527 ordinary shares in our Company; he currently does not hold any ADSs.

Option Ownership of Management Board Members

The following table sets forth the option ownership of our current and former management board members as of April 1, 2022.

Name	Number of Options		Title	Exercise Price (in €)	Grant Date	Expiration Date

Emin Bulent Altan	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*	(2)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	56,700	(3)	Ordinary shares	25.00	August 13, 2019	December 31, 2022
	*	(4)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
Stefan Berndt-von Bülow	*	(1)	Ordinary shares	41.03	December 30, 2019	December 30, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027
	*	(2)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*	(4)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
Joachim Horwath	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(4)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
Wolfram Peschko(5)	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027
Hubertus Edler von Janecek(5)	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027

*	Indicates beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)	Granted under the 2019 Plan.
(2)	Granted under the 2020 Plan.
(3)

Granted under a stock option agreement entered into by and between Emin Bulent Altan, our Chief Executive Officer and a member of our management board, and Apeiron Investment Group Ltd., one of our shareholders, on August 13, 2019, as amended on March 31, 2021. For more information on the option agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Option Agreement with Emin Bulent Altan.”
(4)	Granted under the 2021 Plan.
(5)	Mr. Peschko and Mr. Edler von Janecek both resigned from our management board in June and July 2020, respectively.

Compensation of Supervisory Board Members

Up until the completion of our initial public offering in the U.S. in November 2021, each member of the supervisory board was entitled to a fixed annual compensation of €30,000. The chairperson of the supervisory board was entitled to receive a fixed annual compensation of €60,000, and the deputy chairperson €45,000. Since the listing of the ADSs on Nasdaq, each member of the supervisory board is entitled to a fixed annual compensation of €60,000 (€120,000 and €90,000 in the case of the chairperson and the deputy chairperson, respectively). Supervisory board members who at the same time are members of the audit committee will receive an additional fixed annual compensation of €20,000 (€30,000 for the chairperson of the audit committee).

The compensation is payable after the end of the financial year. A member of the supervisory board who serves for only a portion of a given fiscal year or who holds the position of chairman or vice chairman of the supervisory board for only a portion of a given fiscal year will only be remunerated pro rata. Members of the supervisory board will also receive an attendance fee for the attendance in any board meeting or the passing of a resolution by means of a telephone conference. In addition, the members of the supervisory board will be reimbursed for their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value-added tax on their compensation and out-of-pocket expenses.

The following table shows the fixed remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG to the current and former supervisory board members. The disclosure of the remuneration awarded and due to the members of the supervisory board in 2021 therefore includes the remuneration of the members of the supervisory board for the financial year 2020.

	Fixed remuneration for the year ended December 31,
	2021	2020
	(in € thousands)
Members of our supervisory board
Dr. Manfred Krischke(1)	40	20
Peter Müller-Brühl(2)	20	10
Steve Geskos(3)	0	0
Hans Königsmann	0	0
Vincent Wobbe	0	0
Former members of our supervisory board
Dr. Gerd Gruppe(4)	30	15
Thomas Hanke(4)	11	0
Dr. Thomas Billeter(4)	20	10
Thomas Mayrhofer(5)	9	8

Total	130	63

(1)	Chairman of the supervisory board and member of the Company’s audit committee.
(2)	Deputy chairman of the supervisory board and member of the Company’s audit committee.
(3)	Chairman of the audit committee.
(4)	Resigned from the supervisory board in 2021.
(5)	Resigned from the supervisory board in 2020.

Except for Peter Müller-Brühl, no member of our supervisory board beneficially owns ordinary shares in our Company. Mr. Müller-Brühl beneficially owns 4,445 ordinary shares in our Company, which he holds indirectly through EOversal UG (haftungsbeschränkt), a German limited liability entrepreneurial company (Unternehmergesellschaft) wholly-owned by him.

No member of our supervisory board currently owns any options or other equity awards for ordinary shares in the Company.

Share-Based Incentive Plans

Stock Option Program 2019

In 2019, we established a stock option program (the “2019 Plan”). The 2019 Plan has an initial term until and including December 31, 2022. Under the 2019 Plan, our management board is authorized to grant (i) up to 135,000 stock options to members of our management board or to managing directors of our affiliates and (ii) up to 135,000 stock options to our employees or to employees of our affiliates. If stock options under the 2019 Plan are to be granted to members of our management board, only our supervisory board is entitled to decide on such grants.

The stock options under the 2019 Plan are subject to a vesting period of four years. Once they have vested, they may be exercised within three years following the expiry of the vesting period (but only during the period that is four weeks following the announcement of our annual financial results or half year financial results in each of such three years). The stock options can only be exercised if the XETRA Share Price is at least 20% above the exercise price at the end of the vesting period. The exercise price is set as the XETRA Share Price on the day preceding the issuance period (as defined). On May 14, 2021, our shareholders’ meeting resolved on an amendment to the 2019 Plan addressing the proposed listing of ADSs on a foreign stock exchange (such as our listing of ADSs on Nasdaq). This amendment allows us, depending on the trading system with the highest total trading volume of our ordinary shares or ADSs over a specific period, to use either the price of the ADSs (converted into an amount per share) or the XETRA Share Price as the reference price under the 2019 Plan.

Stock options under the 2019 Plan may only be exercised by an optionholder (i) during the time of such optionholder’s employment with us or one of our affiliates, or (ii) if such optionholder’s employment contract is terminated due to time limitation or upon retirement or mutual agreement. If the employment is terminated for other reasons and before the end of the vesting period, the stock options forfeit immediately. If the employment contract is terminated for other reasons and after the stock options have vested but before they are exercised, such stock options forfeit following expiry of the next exercise period without replacement or compensation.

Under the 2019 Plan, we may issue shares by utilizing the Conditional Capital 2019 (as described in more detail in Exhibit 2.3) or treasury shares. At our discretion, we may also settle the stock options in cash. In addition, the 2019 Plan contains a change-of-control provision applicable to (i) unvested stock options, providing the optionholder with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder, and (ii) vested stock options that are not exercisable, providing us and the beneficiary with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder.

Stock Option Program 2020

In 2020, we implemented an additional stock option program (the “2020 Plan”). Under the 2020 Plan, our management board is authorized to grant stock options (i) in the amount of up to 14,473 shares to members of our management board or to managing directors of our affiliates and (ii) in the amount of up to 20,000 shares to our employees or to employees of our affiliates. If stock options under the 2020 Plan are to be granted to members of our management board, only our supervisory board is entitled to decide on such grants.

The stock options under the 2020 Plan are subject to a vesting period of four years. Once they have vested, they may be exercised within three years following the expiry of the vesting period (but only during the period that is four weeks following the announcement of our annual financial results or half year financial results in each of such three years). The stock options can only be exercised if the XETRA Share Price is at least 20% above the exercise price at the end of the vesting period. The exercise price is set as the XETRA Share Price on the day preceding the issuance period (as defined). On May 14, 2021, our shareholders’ meeting resolved on an amendment to the 2020 Plan addressing the proposed listing of ADSs on a foreign stock exchange (such as our listing of ADSs on Nasdaq). This amendment allows us, depending on the trading system with the highest total trading volume of our ordinary shares or ADSs over a specific period, to use either the price of the ADSs (converted into an amount per share) or the XETRA Share Price as the reference price under the 2020 Plan.

Stock options under the 2020 Plan may only be exercised by an optionholder (i) during the time of such optionholder’s employment with us or one of our affiliates, or (ii) if such optionholder’s employment is terminated due to time limitation or upon retirement or mutual agreement. Hence, if the employment is terminated for other reasons and before the end of the vesting period, the stock options forfeit immediately without replacement or compensation. If the employment is terminated for other reasons and after the stock options have vested but before they are exercised, such stock options forfeit following expiry of the next exercise period without replacement or compensation.

Under the 2020 Plan, we may issue shares by utilizing the Conditional Capital 2020 (as described in more detail in Exhibit 2.3) or treasury shares. At our discretion, we may also settle the stock options in cash. In addition, the 2020 Plan contains a change-of-control provision applicable to (i) unvested stock options, providing the optionholder with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder, and (ii) vested stock options that are not exercisable, providing us and the beneficiary with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder.

Stock Option Program 2021

In 2021, we established an additional stock option program (the “2021 Plan”) pursuant to which our supervisory board had been authorized to grant up to 103,321 stock options to the members of our management board. To date, all 103,321 stock options have been granted to the members of our management board.

The stock options under our 2021 Plan are subject to a vesting period of three years. During this period, the stock options vest at the rate of one-twelfth for each full quarter of a year following the initial grant date, provided that a “cliff” period of one year from the grant date has expired. If a beneficiary leaves us before the expiry of the cliff period, all stock options granted to such beneficiary expire without compensation. If a beneficiary leaves us after the expiry of this cliff period, only those stock options that have not already vested expire without compensation. Stock options may be exercised within three years following the expiry of a waiting period which begins on the respective issue date and ends at the earliest at the end of the fourth anniversary of the issue date (the “SOP 2021 Waiting Period”). During the SOP 2021 Waiting Period, subscription rights may be exercised within four weeks following the announcement of our annual or half year financial results.

Stock options under the 2021 Plan may only be exercised by an optionholder if the volume-weighted six-month average stock price of our shares or share certificates (converted into an amount per share) on the trading system with the highest total trading volume in our shares or share certificates (the “SOP 2021 Share Price”) within the last ten trading days prior to the expiry date of the SOP 2021 Waiting Period is at least 20% above the exercise price at the end of the SOP 2021 Waiting Period. If the Frankfurt Stock Exchange is such trading system, the XETRA Share Price is the relevant performance standard.

Under the 2021 Plan, we may issue shares by utilizing the Conditional Capital 2021/II (as described in more detail in Exhibit 2.3) or treasury shares. At our discretion, we may also settle the stock options in cash.

Restricted Stock Units Program 2021

In 2021, we further implemented a restricted stock units program (the “RSU Program”). Under the RSU Program, our management board is authorized to grant up to 204,647 restricted stock units (“RSUs”) to (i) selected employees, (ii) selected employees of our affiliates, and (iii) managing directors of our affiliates. Forfeited RSUs under the RSU Program will be available for future grants.

Under the RSU Program, each beneficiary will be granted a specific Euro amount, which will be converted into a certain number of RSUs. The exact number of RSUs to be allocated to a beneficiary will be determined by dividing the Euro amount granted to such beneficiary by the six-month average closing price of the shares or share certificates on the trading system with the highest total trading volume of shares or share certificates within ten trading days, in each case prior to the grant date, rounded down to the nearest whole number. RSUs vest in instalments over a four-year vesting period as follows: If a beneficiary’s employment with us or one of our affiliates has continued and remains unterminated following the expiry of a twelve-month period following the grant date (the “Cliff Period”) one-fourth of the RSUs initially allocated to such beneficiary vest. Following the expiry of the Cliff Period, the remaining RSUs vest in instalments of one-twelfth for each fully completed quarter during which the beneficiary’s employment continues without termination, subject to certain exceptions. In a good leaver event (as defined), all vested RSUs are retained and all unvested RSUs forfeit without entitlement to compensation. In a bad leaver event (as defined), all vested and unvested RSUs forfeit without entitlement to compensation. RSUs may also forfeit in the event of a temporary exemption from work. Following a grace period

(which in the events of illness or pregnancy is calculated pursuant to the respective statutory rules of wage continuation and which, in other cases, amounts to six weeks), 1/48 of number of RSUs initially granted forfeit without entitlement to compensation.

At our discretion, we may settle vested RSUs under the RSU Program either (i) by way of new shares utilizing the Authorized Capital 2021/II (as described in more detail in Exhibit 2.3), (ii) by way of a cash settlement, or (iii) a combination of both.

Each vested RSU entitles a beneficiary to a cash payment claim against us. Such payment claim corresponds to

(i) in case of a share settlement, the closing price of our shares or share certificates on the last trading day before the day on which our management board (together with the supervisory board) resolves on the utilization of the Authorized Capital 2021/II, while such closing price is determined by the trading system with the highest total trading volume in our shares or share certificate within the ten days prior to the day of such resolution by the management board (the actual date on which the new shares which were created from the capital increase against contribution in kind are transferred to the securities account of the respective beneficiary, the “Share Settlement Date”), or

(ii) in case of a cash settlement, the average closing price of our shares or share certificates during the 30 trading days following the publication of our annual results (the “Cash Settlement Date”), while such closing price is determined by the trading system with the highest total trading volume in shares or share certificates representing our shares within the ten last trading days prior to the publication of our annual financial report.

C. Board Practices

Supervisory Board Practices

Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson or, if he or she is unable to do so, the deputy chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of voting, as well as any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities in person, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees have the right to retain third-party experts for the review and analysis of specific matters within the scope of the supervisory board’s control and supervisory function under German law. We would bear the cost of any such experts that are retained by the supervisory board or any of its committees within the scope of their responsibilities.

Pursuant to Section 107 para. 3 of the German Stock Corporation Act, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, responsibilities and processes are determined by the supervisory board. The supervisory board may delegate to one or more committees all tasks and responsibilities not reserved for the supervisory board as a whole as a matter of mandatory law.

Pursuant to its internal rules of procedure, the supervisory board has established an audit committee, a compensation committee and a nomination committee:

Name of committee	Current Members
Audit committee	Steve Geskos (chairperson), Manfred Krischke and Peter-Müller Brühl
Compensation committee	Manfred Krischke (chairperson), Peter-Müller Brühl and Vincent Wobbe
Corporate governance and nominations committee	Manfred Krischke (chairperson), Peter-Müller Brühl and Vincent Wobbe

Audit Committee

Our audit committee assists the supervisory board in overseeing the accuracy and integrity of our accounting and financial reporting processes, along with the audits of our financial statements. The audit committee also oversees the effectiveness of our internal control system and our compliance with legal and regulatory requirements, evaluates the independence and qualifications of the independent auditors, and oversees the performance of such auditors and the effectiveness of our internal audit functions.

The audit committee’s duties and responsibilities to carry out its purposes include, among others:

•	the review of our accounting processes;

•	the review of the effectiveness of our internal control systems, risk management and compliance;

•	the review and the handling of matters and processes related to auditor independence;

•

the preparation of the supervisory board recommendation to the shareholders’ meeting on the appointment of the independent auditors to audit our financial statements and the related proposal to the supervisory board;

•

direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors, who shall report directly to the audit committee, provided that the auditor appointment and termination shall be subject to approval by the shareholders’ meeting;

•	the pre-approval, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors;

•

the establishment of procedures for (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and (ii) the submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	the review and approval of all our related party transactions in accordance with our policies in effect from time to time.

The audit committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other engagement terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the management board or supervisory board. We shall provide for appropriate funding, as determined by the audit committee, in its capacity as a committee of the supervisory board, for payment of compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, compensation of any advisers employed by the audit committee, and ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

Subject to certain limited exceptions, each member of the audit committee must be independent according to the following criteria:

•

no member of the audit committee may, directly or indirectly, accept any consulting, advisory or other compensatory fees from our company or its subsidiaries other than in such member’s capacity as a member of our supervisory board or any of its committees; and

•

no member of the audit committee may be an “affiliated person” of our company or any of its subsidiaries except for such member’s capacity as a member of our supervisory board or any of its committees; for this purpose, the term “affiliated person” means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control of our company or any of its subsidiaries.

At least one member of the audit committee shall qualify as an “audit committee financial expert” as defined under the Exchange Act.

Compensation Committee

Our compensation committee consists of three members, one of whom is the chairperson of the supervisory board. Our compensation committee is responsible for:

•

considering all aspects of compensation and employment terms for the management board, and in this regard (i) making recommendations to and preparing decisions for the supervisory board and (ii) preparing presentations to the shareholders’ meeting, to discuss amendments to existing, or the establishment of new, employment agreements for the members of the management board, including issues of compensation guidelines, incentive programs, strategy and framework;

•	considering the compensation and general employment terms for second level management, and in this regard it is authorized to make recommendations to the management board;

•

commissioning, when appropriate, its own independent review of the compensation guidelines and the compensation packages paid to the members of the management board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;

•	presenting an evaluation of the management board’s performance and making a recommendation to the supervisory board regarding the employment terms and compensation of the management board;

•

assisting the supervisory board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the German Corporate Governance Code concerning the disclosure of information about compensation for the management board and other senior executives; and

•	examining compensation guidelines that serve as a framework for all compensation matters to be submitted to and determined by the supervisory board.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of at least three members. The committee is responsible for, among other things, preparing all recommendations to the supervisory board with regard to the following items:

•	the appointment and dismissal of management board members, as well as the nomination of the management board chairperson;

•	completion of, amendments to and termination of employment contracts with management board members; and

•	election proposals for suitable supervisory board candidates to be presented to the shareholders’ meeting.

Additionally, subject to mandatory responsibilities of the entire supervisory board, the corporate governance and nominations committee, rather than the entire supervisory board, will consider and, where it so determines, approve most of the transactions requiring the approval of the supervisory board, and it has the capacity to provide consent for transactions between us and members of our management board.

D. Employees

As of December 31, 2021, we employed 248.9 FTEs, of which 227.9 FTEs were based in Germany and 21 FTEs were based in the United States.

The following table shows the figures of our FTEs broken down by region as of the relevant date indicated:

	As of December 31,
	2021	2020	2019

Germany	227.9	179.6	92.5
United States	21	7	5

Total	248.9	186.6	97.5

We do not employ a significant number of temporary employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreement or labor union, other than standard and non-binding personnel representations. Furthermore, we are committed to establishing and developing our workforce through succession planning, internal development and targeted external recruiting.

E. Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Compensation—Compensation of Management Board Members” in this Item 6. For information as to our equity incentive plans, see “—B. Compensation—Share-Based Incentive Plans” in this Item 6.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information, as of April 30, 2022, regarding the beneficial ownership of our ordinary shares for:

•	members of our supervisory board;

•	members of our management board;

•	members of our supervisory board and our management board as a group; and

•	each person who, to the best of our knowledge, beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 13, 2022, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person. Shares that a person has the right to acquire within 60 days of April 13, 2022, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our supervisory board and management board, as a group.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Mynaric AG, Dornierstraße 19, 82205 Gilching, Germany.

	Shares beneficially owned as of April 13, 2022
Shareholder	Number	Percent

5% shareholders
Members of our supervisory board
Dr. Manfred Krischke	—	—
Peter Müller-Brühl(1)	4,445	0.1
Steve Geskos	—	—
Hans Königsmann	—	—
Vincent Wobbe	—	—
Members of our management board
Emin Bulent Altan(2)(3)	57,136	1.1
Stefan Berndt-von Bülow(3)	174	0.0
Joachim Horwath	220,527	4.2
All members of our supervisory board and management board, as a group

Total	282,282	5.4

(1)

Peter Müller-Brühl beneficially owns 4,445 ordinary shares in our Company, which he holds indirectly through EOversal UG (haftungsbeschränkt), a German limited liability entrepreneurial company (Unternehmergesellschaft), wholly-owned by him.

(2)

Apeiron Investment Group Ltd. (“Apeiron”) and Emin Bulent Altan entered into an option agreement dated August 13, 2019 (as amended), pursuant to which Emin Bulent Altan was granted the right to acquire 56,700 no-par value bearer shares of the Company from Apeiron. Since the option under the option agreement is immediately exercisable, Mr. Altan may be deemed to have beneficial ownership of 56,700 ordinary shares in the Company. For more information on the option agreement, see “B. Related Party Transactions—Option Agreement with Emin Bulent Altan.”

(3)	Emin Bulent Altan directly holds 4,545 ADSs representing 1,136 ordinary shares in our Company and Stefan Berndt-von Bülow directly holds 696 ADSs representing 174 ordinary shares in our Company.

Our ordinary shares are issued only in bearer form. Accordingly, we cannot determine how many shares a particular shareholder owns and the number of ordinary shares directly held by persons with U.S. addresses.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Under German law, shareholders of a public company are required to notify the company and the German Federal Financial

Supervisory Authority of the number of shares they own when their percentage ownership reaches, exceeds or falls below certain threshold levels. German law does not require a shareholder to update this information unless it again reaches, exceeds or falls below a notification threshold. The thresholds vary for companies listed in different segments of the Frankfurt Stock Exchange. As our ordinary shares are currently listed in the Scale segment of the Frankfurt Stock Exchange, the notification threshold applicable to our shareholders is 25%. As a result, we cannot be certain whether the number of shares owned by the shareholders (other than the shareholders who are members of our supervisory board and management board) listed above is accurate.

Immediately following the completion of our initial public offering in the U.S. in November 2021, 1,150,000 of our ordinary shares are traded in the United States by means of ADSs. Four ADSs currently represent one ordinary share of the Company. On April 28, 2022, based on information provided by The Bank of New York Mellon, as depositary, there were 2,882,668 ADSs (representing 720,667 ordinary shares) outstanding. The ordinary shares underlying such ADSs represent 13.7% of the then-outstanding ordinary shares. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Mynaric.

None of our shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2018, with any members of our management or supervisory board, executive officers or holders of more than 10% of any class of our voting securities.

Management Service Agreement with MCConsult GbR

On September 20, 2017, we entered into a management service agreement with Adelanto management services s.I. (“Adelanto”), pursuant to which Wolfram Peschko agreed to provide management services to the Company in connection with his management of the Company as a member of the management board. The management service agreement with Adelanto, which was wholly-owned by Mr. Peschko, had an initial term until May 19, 2022. In connection with his appointment as member of the management board, we entered into a separate service agreement with Mr. Peschko, dated September 21, 2017.

On January 23, 2019, the initial management service agreement with Adelanto was subsequently transferred to and assumed by MCConsult Dr. Wolfram Peschko (the “MCConsult Management Agreement”), a company wholly-owned by Mr. Peschko. Under the initial management service agreement with Adelanto, Mr. Peschko was entitled to receive an annual fixed salary (plus value added tax) and a variable bonus up to 50% of his annual fixed salary contingent upon achievement of predetermined milestones and targets. On May 27, 2020, Mr. Peschko resigned from the management board with immediate effect. As part of his resignation package, we entered into a severance agreement, dated June 13, 2020, pursuant to which (i) his separate service agreement was terminated with effect as of May 27, 2020 (i.e., the date of his resignation), (ii) we agreed to grant him 17,000 stock options in the Company that immediately vested, and (iii) we agreed to amend the MCConsult Management Agreement. Under the amended MCConsult Management Agreement, Mr. Peschko was initially engaged to provide certain consulting services relating to our China business. Since we decided to discontinue our China business in mid-2020, we agreed to continue payment of the service fee under the MCConsult Management Agreement as part of his severance pay; the agreement will expire on May 19, 2022.

In connection with the MCConsult Management Agreement and the MCConsult Consulting Agreement, we recorded expenses in the amount of €825 thousand for the year ended December 31, 2020. As of December 31, 2020, the Company had trade and other payables totaling €591 thousand, respectively, due to MCConsult Dr. Peschko.

Option Agreement with Emin Bulent Altan

Apeiron, one of our shareholders, and Emin Bulent Altan, our Chief Executive Officer and a member of our management board, entered into an option agreement, dated August 13, 2019 (as amended), under which Apeiron granted Mr. Altan the right to acquire 56,700 no-par value bearer shares of the Company at a price of €25.00 per share (the “Altan Option Agreement”). Under the Altan Option Agreement, Mr. Altan was initially entitled to exercise the option during a four week exercise period following written notice by Apeiron that certain conditions precedent under the agreement have been met (the “Initial Exercise Period”). While the Initial Exercise Period would have expired in December 2020, Apeiron and Mr. Altan agreed to extend the exercise period under the Altan Option Agreement to December 31, 2022. As of today, the option under the Altan Option Agreement has not been exercised.

Business Opportunity Agreement

Emin Bulent Altan, member of our management board and Chief Executive Officer, is an investment partner (together with the founder of Apeiron Investment Group Ltd., one of our shareholders) with, and serves as a member of the recommendation committee of, Alpine Space Ventures Management GmbH, which acts as the alternative investment fund manager of Alpine Space Ventures Fund I GmbH & Co. KG (the “ASV Fund”). As a result, conflicts of interest could arise in the future between us, on the one hand, and the ASV Fund and its affiliates, on the other hand, concerning potential investment or business opportunities in the field of laser communication technology and products as well as the development and implementation of quantum communication technology for long distance data transmission between moving objects for terrestrial, airborne and spaceborne applications (the “Core Business”).

In order to address such potential conflicts of interests, we entered into a business opportunity agreement with Emin Bulent Altan and the ASV Fund (the “Business Opportunity Agreement”) dated October 21, 2021. Pursuant to the Business Opportunity Agreement, the ASV Fund is required to present any potential business opportunity that is in the scope of our Core Business to us before pursuing, acquiring, or otherwise utilizing such business opportunity. If (and only if) we elect not to pursue such opportunity, the ASV Fund may do so. Under the Business Opportunity Agreement, we also have a right of first offer, pursuant to which we are entitled to acquire any existing investments in the Core Business that the ASV Fund intends to transfer to a third party. The Business Opportunity Agreement may be terminated by either party for cause, which includes (i) the application for the opening of insolvency proceedings against any party, (ii) the termination of Mr. Altan’s engagement as the CEO of Mynaric or (iii) the termination of Mr. Altan’s permanent involvement in the affairs of the ASV Fund.

Relationship with a Former Supervisory Board Member

Thomas Mayrhofer, a former member of our supervisory board who resigned in 2020, is a partner of Pinsent Masons LLP, a law firm that provided legal advisory services to us in connection with our rights offering in October 2020 and other capital markets related advice. Related party expenses involving Pinsent Masons LLP amounted to €135 thousand and €75 thousand in the years ended December 31, 2020 and 2019, respectively. Trade and other payables, which include outstanding obligations from transactions with Pinsent Masons LLP, amounted to €12 thousand and €6 thousand in the years ended December 31, 2020 and 2019, respectively.

Relationship with Ariane Knapek

Ariane Knapek is the spouse of Markus Knapek, a former member of our management board and a significant shareholder in our Company. Ms.  Knapek was a part-time employee with the Company from June 2016 to January 2021 and received a salary at arm’s length terms.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” and our audited consolidated financial statements beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings”.

Dividends

We have never paid or declared any dividends in the past, and we do not anticipate paying any dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development of our technology and products and the start of serial production as well as the further development and expansion of our business. Except as required by law, any future determination to pay dividends will be dependent upon our results of operations, financial condition, contractual restrictions and capital requirements.

All of the shares represented by our ADSs will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders in a shareholders’ meeting.

We have not paid dividends in the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no undisclosed significant change since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been trading on the Frankfurt Stock Exchange under the symbol “M0Y” since October 2017. Prior to that date, there was no public trading market for the ADSs or our ordinary shares.

The ADSs, every four ADSs representing one ordinary share, have been listed on the Nasdaq Global Select Market since November 12, 2021. The ADSs trade under the symbol “MYNA.” Prior to that date, there was no public trading market for the ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

See “—A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe. In response to Russia’s large-scale military action against Ukraine, a number of states and other organizations, including the EU, have imposed broad-based measures against Russian persons and transactions.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

E. Taxation

The following discussion describes the material U.S. and German tax consequences of acquiring, owning and disposing of the ADSs. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors.

German Taxation of ADSs

General German Tax Treatment of ADSs

As of the date hereof, no published German tax court decisions exist as to all aspects of the German tax treatment of ADRs or ADSs. However, based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018, reference number IV C 1-S2204/12, jointly the “ADR Tax Circular,” for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of the company and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of ADSs will be treated as beneficial owners of the capital of the company with respect to capital gains (see below in section “—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is uncertain whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. Nevertheless, for the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

Taxation of Non-German Resident U.S. Holders

The following discussion describes material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and certain other Taxes in the version published as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung der Bekanntmachung vom 4. Juni 2008) as published in the German Federal Law Gazette 2008 vol. II pp. 611/851 (hereinafter referred to as the “Treaty”) who is fully eligible for benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•	a U.S. holder (as defined below);

•	not also a resident of Germany for German tax purposes; and

•	not subject to the limitation on benefits restrictions (i.e., anti-treaty shopping article of the Treaty or German domestic rules) that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

General Rules for the Taxation of Non-German Tax Resident Holders of ADSs

Non-German resident holders of ADSs are subject to German taxation with respect to certain German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular, income from the shares should be attributed to the holders of ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income (dividend distributions of a corporate entity with a statutory seat and/or its place of central management in Germany). However, the repayment of capital contributions (Einlagenrückgewähr) for tax purposes is considered as reduction of the acquisition costs of the respective shares rather than as dividend payment (subject to proper tax declaration by the company in accordance with German tax law).

The full amount of a dividend distributed by the company to a non-German resident holder is subject as a matter of principal to (final) German withholding tax at an aggregate rate of 26.375% (25% income tax plus 5.5% solidarity surcharge thereon). In addition to that, dividends may be subject to church tax (Kirchensteuer) if applicable. The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company’s general shareholders’ meeting, or if such date is not specified, the day after such general shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in Euro; any expenses and costs related to such taxable income in principle should not reduce the taxable income.

The solidarity surcharge (Solidaritätszuschlag) has been abolished or reduced for certain German taxpayers, depending on their amount of payable income tax. The new rules apply from the beginning of the assessment period for the fiscal year ending December 31, 2021. Pursuant to the new law, the solidarity surcharge remains in place for purposes of withholding tax, the flat rate income tax on capital income regime and corporate income tax. Shareholders are advised to monitor additional future developments. Despite ongoing discussions about the complete abolition of the solidarity surcharge (Solidaritätszuschlag), the coalition agreement between the German Social Democratic Party, the German Green Party and the German Liberal Party does not contain any provisions on this subject. Shareholders are nevertheless advised to monitor additional future developments.

German withholding tax on capital income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German dividend disbursing agent (i.e., a German credit institution, financial services institution (each including the German branch of a foreign enterprise), German securities trading enterprise or German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz))) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent, or (ii) the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the provisions of the Treaty, the German withholding tax may not exceed 15% of the gross dividends collected by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to presenting a German withholding tax certificate which can only be issued if the company has confirmed in writing to the German depositary, among other things, the number of ADSs issued and that all of the ADSs issued at the issuance date were covered by an equivalent number of German shares deposited with the German depositary (circular by the German Federal Ministry of Finance, dated December 18, 2018, reference number IV C 1-S 2204/12/10003)). For example, for a declared dividend in the amount of €100, a U.S. treaty beneficiary initially receives €73.625 (€100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of €11.375 of the gross dividend (€100). As a result, the U.S. treaty beneficiary ultimately receives a total amount of €85 (85% of the declared dividend) following the refund of the excess withholding. However, such a refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

A reduced permitted German withholding tax rate of 5% would apply according to the Treaty provisions, if the U.S. treaty beneficiary is a corporation and holds directly at least 10% of the voting shares of the dividend paying company.

German Taxation of Capital Gains of U.S. Treaty Beneficiaries of the ADSs. Capital gains from the disposition of ADSs realized by a non-German tax resident holder who does not maintain a permanent establishment or other taxable presence in Germany will be treated as German source income and be subject to German (corporate) income tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the company’s share capital (or other equity related instruments, as specified by law), irrespective of whether through the ADSs or shares of the company. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account when calculating the above holding period and the participation threshold.

However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section “—Taxation of Non-German Resident U.S. Holders”). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the sale of the ADSs, even under the circumstances described in the preceding paragraph and therefore will not be taxed on capital gains from the disposition of the ADSs.

German statutory law obliges a German disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, German disbursing agent means a German credit institution or the financial services institution, including a German branch of a foreign enterprise, or a German securities trading enterprise or a German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz)) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. It should be noted that the German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, a circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated January 18, 2016, reference number IV C 1-S2252/08/10004:017 (published in the German Federal Tax Gazette 2016 vol. I pp. 85), as amended by a circular dated June 3, 2021, reference number IV C 1 -S 2252/19/10003 :002 (published in the German Federal Tax Gazette 2021 vol. I pp. 723), provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German corporation. Although circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities, a German disbursing agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in a custodial account in Germany, unless that the holder of the ADSs does not provide evidence on its tax status as non-German tax resident. In any other case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Under the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz) which was passed into law on June 9, 2021, the withholding tax certificate will be replaced for dividend income (including under ADRs) accruing after December 31, 2024 by a notification to be submitted by the disbursing agent directly to the Federal Central Tax Office upon request of the holder. In particular with regard to ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office once it has collected all information and confirmations.

Withholding Tax Refund for U.S. Treaty Beneficiaries. U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as described above in Section “—Taxation of Non-German Resident U.S.

Holders”). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate (subject to presenting a German withholding tax certificate). However, in respect of dividends, the refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply if (i) the tax on the dividends underlying the refund application is below 15% of the gross amount of the dividends pursuant to a double taxation treaty and (ii) the holder does not directly own 10% or more of the shares in the company and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated July 9, 2021, reference number IV C 1–S 2252/19/10035 :014 (published in the German Federal Tax Gazette 2021 vol. I pp. 995), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz), as amended in June 2021. Pursuant to the recent amendment, a foreign company shall – irrespective of any double taxation treaties – not be entitled to relief from capital gains tax and from tax deduction pursuant to section 50a of the German Income Tax Act (i) to the extent that persons have an interest in it or are beneficiaries under its articles of association who would not be entitled to such relief if they personally had generated such income and (ii) to the extent that the source of the income has no substantial connection with the economic activity of such foreign company. The generation of income, its transfer to persons having an interest in or being beneficiaries as well as any activity which does not fall under the business purpose, shall not be deemed to be an economic activity. This, however, does not apply in cases in which the foreign company proves that none of the main purposes of its involvement was to obtain a tax advantage or if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange. Therefore, whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of general taxation principles applicable to the holders of ADSs who are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a residence (Wohnsitz) or his or her habitual abode (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of central management (Geschäftsleitung) or a statutory seat (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs held as Private Assets (Privatvermögen). If ADSs are held as private assets by a German tax resident individual, dividends and capital gains are taxed as capital income (Einkünfte aus Kapitalvermögen) and are principally subject to 25% German flat rate income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% and plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital income (Kapitalertragsteuer).

The holder is taxed on gross capital income (including dividends or gains with respect to ADSs), less the annual saver’s tax-free allowance (Sparer-Pauschbetrag) of currently €801 for an individual or €1,602 for married couples and registered civil unions (eingetragene Lebenspartnerschaften) filing jointly. The deduction of actual expenses relating to the capital income (including dividends or gains with respect to ADSs) is generally not permitted. The withholding tax on capital income generally settles the income tax liability of the holder with respect to the capital income. However, private investors may request the application of their personal progressive income tax rate on the whole income from capital investments in a given year if this results in a lower tax liability. If this is the case, any tax withheld in excess will be refunded during the personal income tax assessment procedure.

Losses resulting from the disposal of ADSs can only be offset with capital gains from the disposition of shares of corporations (Aktien) and other ADSs treated similar to shares. However, the German Federal Fiscal Court (Bundesfinanzhof) recently decided that the limitation on the offset possibilities constitutes a violation of the equal protection clause under the German constitution and submitted the legal question to the German Federal Constitutional Court (Bundesverfassungsgericht) for decision on its constitutionality; the German Federal Constitutional Court has not yet decided on this question. If, however, a holder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the disposition, the German flat rate income tax on capital income does not apply with regard to such capital gain, but 60% of the capital gain resulting from the disposition are taxable at the holder’s personal progressive income tax rate (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of any capital losses and disposal costs are tax deductible.

ADSs held as Business Assets (Betriebsvermögen). In case the ADSs are held as business assets, the actual taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are generally subject to the aggregate withholding tax rate of 26.375%, unless the holder of the ADSs is an investment fund (Investmentfonds) subject to German investment taxation. The tax actually withheld is credited against the respective holder’s final (corporate or personal) income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated July 9, 2021, reference number IV C 1–S 2252/19/10035 :014 (published in the German Federal Tax Gazette 2021 vol. I pp. 995), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the (corporate or personal) income tax liability, the withholding tax will be refunded, provided that certain requirements are met.

With regard to holders in the legal form of a corporation, capital gains from ADSs are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge) and trade tax. In contrast, dividends from ADSs are only 95% exempt from corporate income tax, if the corporation holds at least 10% of the share capital in the company at the beginning of the respective calendar year. To the extent ADSs and/or shares of 10% or more of the company have been acquired during a calendar year, the acquisition will be deemed to be made at the beginning of the calendar year. Furthermore, dividends are subject to trade tax (Gewerbesteuer), unless the holder holds at least 15% of the share capital in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are exempt from trade tax. Business expenses and capital losses actually incurred in connection with ADSs might not be tax deductible for corporate income and trade tax purposes except if certain requirements are met. This concerns in particular expenses which are related to the disposition of ADSs.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the personal progressive income tax rate of the holder of ADSs (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of business expenses related to the respective income are principally deductible for income tax purposes. Furthermore, trade tax may apply, provided the ADSs are held as assets of a German trade or business (Gewerbebetrieb) of the holder, but the resulting trade tax might be credited against the income tax liability of the holder pursuant to a lump sum procedure.

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individuals subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been eliminated for individuals.

Special taxation rules apply to German tax resident credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies (Lebens- und Krankenversicherungsunternehmen), pension funds (Pensionsfonds) and investment funds (Investmentfonds).

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

Generally, a transfer of ADSs by a holder at death or by way of gift will be subject to German gift or inheritance tax, respectively, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADSs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADSs or ordinary shares subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor.

However, the right of Germany to impose gift or inheritance tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German gift or inheritance tax pursuant to the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern) as published on December 21, 2000 (the “Estate Tax Treaty”) provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax.

Other German Taxes

There are currently no German net worth, transfer, stamp or other similar taxes that would apply to a U.S. holder on the acquisition, ownership, sale or other disposition of the ADSs. Certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADS.

Information and Reporting Requirements

The Organization for Economic Co-Operation and Development released the Common Reporting Standard (“CRS”) designed to create a global standard for the automatic exchange of financial account information, similar to the information to be reported under FATCA.

Under the CRS and legislation enacted in Germany to implement the CRS, generally certain information needs to be disclosed about investors in the shares, the ultimate beneficial owners and/or controllers, and their investment in and returns from the shares.

All prospective investors should consult with their own tax advisors regarding the tax consequences of their investment in the ADSs.

U.S. Taxation

This section describes United States federal income tax considerations generally applicable to a U.S. holder (as defined below) of ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not discuss all of the tax consequences applicable to you if you are a member of a special class of holders subject to special rules, including:

•	a broker or dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization or governmental organization,

•	a tax-qualified retirement plan,

•	a bank, insurance company or other financial institution,

•	a real estate investment trust or regulated investment company,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes,

•	a person whose functional currency is not the U.S. dollar,

•	a corporation that accumulates earnings to avoid U.S. federal income tax,

•	an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), or

•	a person deemed to sell ADSs under the constructive sale provisions of the Code (as defined below).

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and certain other Taxes in the version published as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung der Bekanntmachung vom 4. Juni 2008) as published in the German Federal Law Gazette 2008 vol. II pp. 611/851 (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity or arrangement that is treated as a partnership and that holds the ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs.

You are a “U.S. holder” if you are a beneficial owner of ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the foregoing assumptions, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, exchanges of ordinary shares for ADSs, and of ADSs for ordinary shares, generally will not be subject to United States federal income tax.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Except as described below under “—PFIC Rules,” this discussion assumes that we are not, and will not become, a PFIC for United States federal income tax purposes.

Dividends

The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our ordinary shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other requirements are met. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The ADSs are listed on Nasdaq and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you or the depositary on your behalf converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

As discussed below under “Item 12. Description of Securities Other than Equity Securities— D. American Depositary Shares,” the amount of any dividend that is paid to you will be reduced by certain fees that you are required to pay to the depositary. The amount of the dividend you are deemed to receive and include in income for U.S. federal income tax purposes will equal the gross amount of the dividend and will not be reduced by the amount of the fees that are withheld in respect of the dividend payment. You would then be deemed to pay the amount of such fees to the depositary. Such fees will generally be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deduction of investment expenses. U.S. holders are urged to consult their tax advisors with respect to the tax treatment of the payment of such fees to the depositary.

Subject to certain limitations and the following sentence, the German tax withheld and paid over to Germany will be creditable or deductible against your United States federal income tax liability. However, under recently finalized Treasury regulations, it is possible that such withholding taxes will not be creditable unless you are eligible to claim the benefits of the Treaty and elect to apply the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—German Taxation—German Taxation of ADSs—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs” and “—German Taxation—German Taxation of ADSs—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries” for the procedures for obtaining a tax refund.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Sale or Disposition of ADSs

If you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Depositary Fees

As discussed below under “Item 12. Description of Securities Other than Equity Securities— D. American Depositary Shares,” you will be required to pay certain fees to the depositary. Such fees will generally be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deduction of investment expenses. U.S. holders are urged to consult their tax advisors regarding the tax treatment of such expenses.

PFIC Rules

We believe that the ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for the ADSs and ordinary shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of the ADSs and ordinary shares.

In general, we will be a PFIC with respect to you if for any taxable year in which you held the ADSs:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,

•

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we are a PFIC in a taxable year and the ADSs are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your ADSs. If you make this election, for the first tax year in which you hold (or are deemed to hold) ADSs and for which we are a PFIC, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. Special tax rules may apply if we were a PFIC for any year in which you own the ADSs but before a mark-to-market election is made.

Unless you are eligible to make and make a mark-to-market election or “purging election” with respect to your ADSs, such ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, you generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or you otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC.

If you own ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF HOLDING SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.mynaric.com. The information contained on our website is not incorporated by reference in this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.

Statements contained in this Annual Report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the Annual Report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 32 to the consolidated financial statements included in this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Fees and Expenses Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Every four ADSs will represent one ordinary share (or a right to receive one ordinary share) deposited with The Bank of New York Mellon SA/NV as custodian for the depositary in Germany. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, NY 10286.

Persons Depositing or Withdrawing Shares or ADS Holders Must Pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

Persons Depositing or Withdrawing Shares or ADS Holders Must Pay:	For:

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian must pay in respect of any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates (which may include the custodian) and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement and will not be liable for any direct or indirect losses associated with the rate. The methodology used to determine exchange rates used in currency conversions is available upon request. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-260357) (the “F-1 Registration Statement”) in relation to our initial public offering of 4,000,000 ADSs representing 1,000,000 ordinary shares, at an initial offering price of US$16.50 per ADS. Our initial public offering closed in November 2021. Credit Suisse Securities (USA) LLC and Jefferies LLC were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on November 10, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering were approximately €8.3 million (US$9.4 million based on the spot exchange rate as of December 31, 2021 of US$1.00 = €0.88292), which included approximately €4.2 million (US$4.7 million based on the spot exchange rate as of December 31, 2021 of US$1.00 = €0.88292) in underwriting discounts and commissions for the initial public offering and approximately €4.1 million (US$4.7 million based on the spot exchange rate as of December 31, 2021 of US$1.00 = €0.88292) in other costs and expenses for our initial public offering. Including the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,600,000 ADSs at an initial public offering price of US$16.50 per ADS. We received approximately €58.2 million (US$66.0 million based on the spot exchange rate as of December 31, 2021 of US$1.00 = €0.88292) in net proceeds from our initial public offering, after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 10, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, we have used some of the proceeds received from our initial public offering to finance our operations. As of the date of this Annual Report, there have been no material changes in the use of proceeds as disclosed in the F-1 Registration Statement.

On December 3, 2021, we repaid the outstanding loan amount (plus outstanding interest) under the credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB with the proceeds of our initial public offering, which resulted in cash outflows of €9.2 million.

We intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective, as of December 31, 2021. Until remediated, there is a reasonable possibility that these material weaknesses could result in a material misstatement of our consolidated financial statements or disclosures that would not be prevented or detected.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control over Financial Reporting

Except as described below, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2021, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended December 31, 2021, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Two of the material weaknesses that were identified already existed at the time of our initial public offering in the U.S and continue to exist up until the date of this Annual Report. These material weaknesses relate to (i) a lack of sufficient resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within our finance and accounting functions, and (ii) a lack of design and operating effectiveness of information technology general controls for information systems that are relevant to the preparation of our consolidated financial statements. In addition, we identified two additional material weaknesses that relate to (i) a lack of effective communication and information flows which allows the accounting department to be aware of details of relevant material transactions/ agreements, and (ii) a lack of design and operating effectiveness of controls in accounting process which can prevent material misstatements in a timely manner.

While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. As part of this plan, we (i) completed the implementation of an enterprise resource planning (“ERP”) system from SAP AG for our German group companies and in early 2022 for Mynaric USA Inc. with corresponding documentation, including an approval process based on the double-signature rule (“four eyes principle” in Germany) and (ii) have hired and continue to hire additional staff accountants and controller with a view to significantly expanding the finance department (iii) established weekly meetings with the sales team to ensure effective communication and information flows regarding all commercial aspects of key customer contracts, (iv) acquired a contract management tool for structured contract management which is currently being implemented. In addition, we are in the process of updating our sales process with a view to involving all relevant departments at an early stage of negotiations with a potential customer. Moreover, it is planned to further expand the internal control system in order to better monitor the effectiveness of all processes. It is also planned to create a dedicated position for this purpose. In the interim, we will continue to engage third parties as required to assist with technical accounting and tax matters. While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time provide an estimate of the timeframe for implementing our plan to remediate these material weaknesses. These remediation measures may be time consuming and costly, and might place significant demands on our financial and operational resources. As we continue with the remediation of our material weaknesses, we may determine that additional or other measures may be necessary to address and remediate the material weaknesses, depending on the circumstances and our needs. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively.

Although we have made enhancements to our control procedures in these areas, the material weaknesses will not be remediated until the necessary controls have been fully implemented and operating effectively. See Item 3. “Key Information—D. Risk Factors—Risks Related to the ADSs—We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate these material weaknesses and to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct & Ethics, or Code of Conduct, which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our supervisory board members, management board members, directors of our subsidiaries and employees. The full text of the Code of Conduct is available on our website at https://www.mynaric.com. The information and other content appearing on our website are not part of this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG AG Wirtschaftsprüfungsgesellschaft, Munich, Germany (PCAOB ID: 1021) (“KPMG”) has served as our principal independent registered public auditor for the years ended December 31, 2021, 2020 and 2019 for which audited consolidated financial statements appear in this Annual Report.

Set forth below are the total fees incurred on a consolidated basis, by KPMG, and affiliates for providing audit and other professional services in each of the last two years:

	For the year ended December 31,
	2021	2020
	(in € million)
Audit Fees	1,255	432
Total	1,255	432

“Audit Fees” are the aggregate fees earned by KPMG for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements and comfort letters.

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services to be performed for the Company by its independent auditor must be approved by the Chair of the audit committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. All audit services were approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by SEC rules, we are permitted to follow certain German corporate governance practices instead of those otherwise required under Nasdaq rules for domestic U.S. issuers.

Specifically, a foreign private issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a company shall comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The significant differences between the corporate governance practices that we follow and those set forth in the Nasdaq stock market rules are described below:

•

Distribution of Annual and Interim Reports. Nasdaq Listing Rule 5250(d) requires that annual and interim reports be distributed or made available to shareholders within a reasonable period of time following filing with the SEC. Consistent with applicable rules and regulations in Germany, we do not distribute annual and interim reports automatically to shareholders. Instead, our annual and interim reports are available to shareholders on our website and delivery of printed versions thereof can be requested online. Furthermore, our annual and interim reports are also filed with the German Company Register (Unternehmensregister).

•

Independent Directors. Nasdaq Listing Rule 5605(b)(1) requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent. The rules of procedure of our supervisory board provide that the supervisory board shall have a sufficient number of independent members within the meaning of the German Corporate Governance Code. The supervisory board has determined that a majority of the current members of our supervisory board are independent.

•

Executive Sessions. Nasdaq Listing Rule 5605(b)(2) requires that independent directors have regularly scheduled meetings during which only independent directors are present. German law does not require executive sessions of independent directors. However, German law provides that the supervisory board shall hold at least two meetings per calendar half-year. Additionally, where supervisory board members are subject to conflicts of interest, they generally must refrain from taking part in deliberations and voting.

•

Audit Committee Responsibilities and Authority. Nasdaq Listing Rule 5605(c)(1) requires companies to adopt a formal written audit committee charter specifying certain audit committee responsibilities. Pursuant to the German Stock Corporation Act, independent auditors are elected at the shareholders’ meeting, instead of being appointed by the audit committee. Also pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board, together with our management board, and in some cases, our shareholders, are responsible for the final approval of the audited financial statements and our supervisory board as a whole is responsible for many of the same functions that Nasdaq requires of an audit committee under its rules.

•

Proxy Solicitation. Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. Under German law, there is no requirement for companies to solicit proxies in connection with a meeting of shareholders. Shareholders have the right to exercise their voting rights in the shareholders’ meeting through proxies appointed by them in writing. The proxies appointed by us are obligated to vote only in accordance with the instructions of the represented shareholder.

•

Quorum. Nasdaq Listing Rule 5605(c) provides that the minimum quorum requirement for a meeting of shareholders is 331/3% of the outstanding ordinary shares. Neither German law nor our articles of association provide for a minimum participation for a quorum for our shareholders’ meetings.

•	Shareholder Approval. Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:

•	acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power;

•	entering into any change of control transaction;

•	establishing or materially amending any equity compensation arrangement; and

•	entering into any transaction other than a public offering involving the sale, issuance or potential issuance by us of shares (or securities convertible into or exercisable for shares) equal to 20% or more of our outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Consistent with applicable German law, approval by the shareholders’ meeting is generally required for the issuance of any shares as well as any securities granting the respective holder the right to acquire shares (including options and convertibles).

We may utilize these and other exemptions for as long as we continue to qualify as a foreign private issuer.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to “Item 18 Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under this Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS.

Exhibits	Description

1.1*	Articles of Association of Mynaric AG (translated into English), dated November 14, 2021

1.2	Rules of Procedure of the Management Board of Mynaric AG (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 29, 2021)

1.3	Rules of Procedure of the Supervisory Board of Mynaric AG (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 29, 2021)

2.1	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

2.3*	Description of Securities

4.1	Mynaric AG, Stock Option Program 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 19, 2021)

4.2	Mynaric AG, Stock Option Program 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 19, 2021)

4.3	Mynaric AG, Stock Option Program 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 19, 2021)

4.4	Mynaric AG, Restricted Stock Units Program 2021 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 19, 2021)

4.5	Business Opportunity Agreement, dated October 21, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYNARIC AG

By:	/s/ Emin Bulent Altan
	Name:	Emin Bulent Altan
	Title:	Chief Executive Officer

By:	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

Date: May 6, 2022

MYNARIC AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG AG WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT, MUNICH, GERMANY (PCAOB ID: 1021)

To the Shareholders and Management Board

Mynaric AG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mynaric AG and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company faces material uncertainties related to: a) its operational cash flows in fiscal 2022 and 2023, and b) obtaining additional financing, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

Munich, Germany

May 6, 2022

Consolidated statements of profit/loss and other comprehensive income/loss for the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
in € thousand
Revenue	7.	2,355	679	114
Other operating income	8.	435	294	252
Cost of materials	9.	(10,624)	(6,221)	(2,790)
of which capitalized costs 2021: (1,995); 2020: (4,073); 2019: (2,089)	14.
Personnel costs	10.	(23,365)	(16,834)	(9,407)
of which capitalized costs 2021: (1,906); 2020: (3,921); 2019: (2,551)	14.
Depreciation and amortization	11.	(4,518)	(1,843)	(1,117)
of which capitalized costs 2021: (287); 2020: (802); 2019: (494)	14.
Other operating costs	12.	(11,830)	(5,345)	(2,813)
of which capitalized costs 2021: (427); 2020: (579); 2019: (277)	14.
Change in inventories of finished goods and work in progress	13.	568	637	272
Own work capitalized	14.	4,615	9,375	5,411

Operating profit/(loss)		(42,364)	(19,257)	(10,078)

Interest and similar income	15.	0	18	73
Interest and similar expenses	15.	(2,148)	0	0
Net foreign exchange gain / (loss)	15.	826	(531)	109

Net finance costs		(1,322)	(513)	182

Profit/(Loss) before tax		(43,686)	(19,770)	(9,896)

Income tax expense	16.	(1,791)	0	0

Consolidated net profit/(loss)		(45,477)	(19,770)	(9,896)

Other comprehensive income/(loss)

Items which may be subsequently reclassified to profit and loss
Foreign operations – foreign currency translation differences		(498)	367	(43)

Other comprehensive income/(loss) for the period after tax		(498)	367	(43)

Total comprehensive income/(loss) for the period		(45,975)	(19,403)	(9,939)

Weighted average ordinary shares outstanding (basic and diluted)	17.	4,250,134	3,349,403	2,831,427
Basic and diluted loss per share in EUR	17.	(10.70)	(5.90)	(3.50)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position as of December 31, 2021 and 2020

	Note	12/31/2021	12/31/2020
in € thousand
ASSETS
Non-current assets
Intangible assets	18.	19,969	17,884
Right-of-use assets	20.	8,827	7,942
Property, plant and equipment	19.	16,768	10,075
Other non-current financial assets	24.	411	359

Total non-current assets		45,975	36,260

Current assets
Inventories	21.	8,399	5,230
Trade receivables	22.	0	550
Other financial and non-financial assets	23.	5,512	1,338
Cash and cash equivalents	24.	48,143	43,198

Total Current assets		62,054	50,316

TOTAL ASSETS		108,029	86,576

EQUITY AND LIABILITIES	Note	12/31/2021	12/31/2020

Equity
Share capital	25.	5,243	3,995
Capital reserve	25.	172,622	108,189
Prepaid share reserve	25.	0	5,500
Accumulated deficit		(92,767)	(47,290)
Accumulated other comprehensive income/loss	25.	(184)	314

TOTAL EQUITY		84,914	70,708

Non-current liabilities
Provisions	26.	211	172
Non-current lease liabilities	32.	7,389	6,800
Deferred tax liability	16.	1,791	0

Total non-current liabilities		9,391	6,972

Current liabilities
Provisions	26.	1,023	1,005
Current lease liabilities	32.	1,638	1,156
Trade and other payables	28.	8,396	5,128
Contract liabilities	27.	307	1,196
Other financial and non-financial liabilities	29.	2,360	411

Total current liabilities		13,724	8,896

Total liabilities		23,115	15,868

TOTAL EQUITY AND LIABILITIES		108,029	86,576

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

in € thousand	Share capital	Capital reserve	Prepaid share reserve	Accumulated deficit	Foreign currency translation differences	Total
Balance at January 1, 2019	2,704	35,044	0	(17,624)	(10	20,114

Issue of ordinary shares	200	10,800				11,000
Share issue costs		(581)				(581)
Equity-settled share-based payments		1,146				1,146
Consolidated net profit/(loss)				(9,896)		(9,896)
Other comprehensive income/(loss)					(43)	(43)

Balance at December 31, 2019	2,904	46,409	0	(27,520)	(53)	21,740

Balance at January 1, 2020	2,904	46,409	0	(27,520)	(53)	21,740

Issue of ordinary shares	1,091	64,052	5,500			70,644
Share issue costs		(3,397)				(3,397)
Equity-settled share-based payments		1,125				1,125
Consolidated net profit/(loss)				(19,770)		(19,770)
Other comprehensive income/(loss)					367	367

Balance at December 31, 2020	3,995	108,189	5,500	(47,290)	314	70,708

Balance at January 1, 2021	3,995	108,189	5,500	(47,290)	314	70,708

Issue of ordinary shares	1,248	70,794	(5,500			66,542
Share issue costs		(8,303)				(8,303)
Equity-settled share-based payments		1,942				1,942
Consolidated net profit/(loss)				(45,477)		(45,477)
Other comprehensive income/(loss)					(498)	(498)

Balance at December 31, 2021	5,243	172,622	0	(92,767)	(184)	84,914

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019

in € thousand	2021	2020	2019
Cash flows from operating activities
Consolidated net profit/loss for the year	(45,477)	(19,770)	(9,896
Adjustments for:
Income tax expense	1,791	0	0
Depreciation and amortization	4,518	1,840	1,117
Loss from disposals of non-current assets	20	51	0
Interest and similar (income) and expenses, net	2,148	(18)	(73)
Equity-settled share-based payment transactions	1,942	1,125	1,146
Net foreign exchange (gain) / loss	(826)	531	(110)
Changes in:
Inventories	(3,167)	(4,032)	(982)
Trade receivables	572	(589)	105
Other financial and non-financial assets	(4,209)	(600)	(209)
Provisions	14	683	280
Trade and other payables	2,320	2,422	272
Contract liabilities	(1,013)	1,209	0
Other financial and non-financial liabilities	1,941	213	31

Net cash from operating activities	(39,426)	(16,935)	(8,319)

Cash flows from investing activities
Acquisition of intangible assets	(3,346)	(8,286)	(5,277)
Acquisition of property, plant and equipment	(7,612)	(6,724)	(1,890)
Interest income received	0	83	8

Net cash used in investing activities	(10,958)	(14,927)	(7,159)

Cash flows from financing activities
Proceeds from issue of share capital	58,239	61,746	10,419
Proceeds from issue of convertible notes	0	5,000	0
Proceeds from short-term loans	7,500	2,500	0
Repayment of short-term loans	(7,500)	(2,500)	0
Payments of lease liabilities	(1,056)	(675)	(439)
Interest expenses paid	(2,381)	(555)	(93)
Proceeds from other financial assets	0	741	1,571

Net cash from financing activities	54,802	66,257	11,458

Net increase/decrease in cash and cash equivalents	4,418	34,395	(4,020

Cash and cash equivalents at January 1	43,198	8,914	12,923
Effects of movements in exchange rates on cash and cash equivalents	527	(111	11

Cash and cash equivalents at December 31	48,143	43,198	8,914

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

Mynaric AG has its registered office at Dornierstraße 19 in 82205 Gilching, Germany, and together with its consolidated subsidiaries is referred to herein as the “Company” or “Group”. The objective of the Company is the development, manufacture, sale, and operation of laser communication network equipment, software, systems, and solutions, particularly for aerospace applications and related products. The Company engages primarily in the manufacturing and sale of products and projects, and in the provision of services related to laser technology, particularly for applications in aerospace, and satellite services.

2. Basis of Accounting

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”). These consolidated financial statements have been authorized for issue by the Company’s supervisory board on May 4, 2022.

The consolidated financial statements are presented in euro (€). All amounts are stated in thousands of euros (€ thousand) unless otherwise stated. Rounding differences may result in differences in amounts and percentages.

The consolidated statement of profit and loss was prepared using the nature of expense method.

In accordance with IAS 1 (Presentation of Financial Statements), a distinction is made in the statement of financial position between non-current and current assets and liabilities. Assets, provisions, and liabilities are classified as current if they are realizable or due within a period of one year.

The consolidated financial statements were prepared on a going concern basis; however, management has identified material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern.

For the year ended December 31, 2021, the Company recognized a net loss of €45.5 million. The Company’s net current assets as of December 31, 2021 were €48.3 million. As of May 4, 2022, the Company has €31.7 million in available liquidity primarily consisting of cash and cash equivalents and unused credit lines available as well as other highly liquid assets.

Management has planned for significant increases in revenue and cash inflows by customer in fiscal 2022 and 2023 as it ramps up its commercial production of CONDOR and HAWK terminals. While a portion of the revenue planned for fiscal 2022 is subject to firm contractual commitments, significant amounts are not contractually committed or are based on management’s expectations regarding the outcome of major public project tenders or negotiations with potential or existing customers. Management is actively pursuing multiple commercial opportunities to sell its CONDOR and HAWK terminals to a strongly expanding customer base. Additionally, the Company is planning to continue its strong growth with additional investments in property, plant and equipment and development and refinement of its products which will lead to further financing needs for the company. Based on the Company’s liquidity position as at the date of authorization of these consolidated financial statements, management estimates that it will need additional financing to meet its financial obligations in the first quarter 2023. Management is currently in discussion with potential strategic investors as well as various providers of debt capital which are in varying stages. However, none of these have yet been firmly committed to as of the date of these financial statements. There can be no assurance that financing in the amounts needed to meet its current operational planning can be obtained in the first quarter 2023. If the Group is unable to obtain financing or take other actions in response to these circumstances within that time, such as significantly curtailing its current operational budget in 2022 and 2023, it may be unable to continue as a going concern. While management believes it will be successful in obtaining additional financing in a timely manner to fund its operational and financial obligations, the factors described above represent material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

3. Impacts to the consolidated financial statements due to Covid-19 pandemic

The effects of the coronavirus pandemic on economic development in individual countries, and ultimately on Mynaric AG and its subsidiaries, will depend to a large extent on the further spread of the virus and on the speed and effectiveness of measures being taken to contain it.

We depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers, including due to the COVID-19 pandemic, may subject us to external procurement risks that negatively affect our business.

Any disruptions to our supply chain, significant increase in component costs, or shortages of critical components, could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any of any slowdown at our supplier’s plants or shipping delays due to efforts to limit the spread of COVID-19 or implementation of post-COVID-19 policies or practices. Further, the impact of the ongoing COVID-19 situation and broader inflationary environment has had, and may continue to have, adverse impacts on our supply chain, which could put pressure on our unit costs in the future and increased upfront payments to our suppliers and earlier phasing of those payments may put pressure on our non-recurring costs in future periods.

Further, the currently prevalent global supply chain disruptions have had, and may continue to have, adverse impacts on our supply chain, particularly for our HAWK product, that result in lower production volumes for the current HAWK product version and earlier introduction of the subsequent product version than initially planned. The broader inflationary environment could put pressure on our unit costs in the future. In addition, any future updates or modifications to the anticipated design of our products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our results of operations, financial condition and prospects.

4. Basis of Consolidation and Accounting Policies

4.1. Basis of Consolidation

The consolidated financial statements include the financial statements of Mynaric AG and its subsidiaries as of December 31, 2021 and 2020 and for years ended December 31, 2021, 2020 and 2019, and were prepared using accounting policies applied consistently. Subsidiaries are the entities directly or indirectly controlled by Mynaric AG. An entity is controlled when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Any intragroup balances, income and expenses, unrealized gains and losses, and dividends from intragroup transactions are eliminated.

Set out below is the list of consolidated subsidiaries:

Company name	Shareholding in %	Consolidation
Mynaric Lasercom GmbH, Gilching	100.0	fully consolidated
Mynaric Systems GmbH, Gilching[1]	100.0	fully consolidated
Mynaric USA, Inc., Los Angeles	100.0	fully consolidated

[1]	Mynaric Systems GmbH was founded on March 15, 2019.

Joint operations

Mynaric Lasercom GmbH has made a joint offer with two other external companies to the European Union to prepare a study in the field of space-based connectivity. The joint offer was successful, and the companies have been granted with the preparation of this study. It will be jointly carried out with two other companies by a co-led consortium named UN:IO in the first half of 2022. Mynaric expects future business opportunities from a successful preparation of the study and further pursuit of the topic.

4.2. Accounting Policies

a) Transactions in Foreign Currency and Translation into Foreign Currency

The consolidated financial statements are prepared in euro, the functional currency of the Mynaric AG. The functional currency of each entity is determined by the primary economic environment in which these entities independently operate with respect to financial, economic and organizational considerations, and in which they predominantly generate and expend cash. The functional currency of each subsidiary corresponds to its respective local currency. Foreign currency transactions are remeasured into the respective functional currency of the respective entity at the exchange rates at the date such transactions occur.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Any resulting exchange rate differences are recorded in profit or loss. Non-monetary assets and liabilities in foreign currency are carried at historical exchange rates. To determine the exchange rate applied for initial recognition of the associated asset, expense or income when derecognizing a non-monetary asset or liability arising from prepaid considerations, the date of the transaction is the date of initial recognition of the non-monetary asset or liability.

The assets and liabilities of entities with a functional currency other than the Euro, are translated into Euro at the exchange rates at the reporting date. The income and expenses of such companies are translated into Euro at the average exchange rates of the reporting period. Currency translation differences are recognized in other comprehensive income and presented as a reserve for exchange rate differences in equity.

b) Revenue Recognition

In accordance with IFRS 15 (Revenue from Contracts with Customers), revenue is recognized when control over distinct goods or services are transferred to a customer, i.e. when the customer has the ability to direct the use of, and obtains substantially all of the remaining benefits from, the transferred goods or services. A prerequisite for this is that a contract exists with enforceable rights and obligations and that, among other things, it is probable that the entity will collect the consideration, taking into account the customer’s credit standing.

Revenue is generally recognized with a customer at the level of the individual contract unless the prerequisites for combining contracts are met. The rules set out in IFRS 15 are applied consistently to similarly structured contracts and under similar circumstances. The Group generated revenue exclusively from the sale of goods and services.

If a contract involves multiple distinct goods or services, the transaction price is allocated across the performance obligations on the basis of the relative stand-alone selling prices. If stand-alone selling prices are not directly observable, they are estimated using the amounts that depicts the amount of consideration to which the Company expects to be entitled in the exchange for the goods or services promised to the customer. For each performance obligation, revenue is recognized either at a point in time or over time.

Revenue recognition over time is required if the customer simultaneously receives and consumes the benefits provided by the Company’s performance, the Company creates or enhances an asset that is controlled by the customer, or the Company creates an asset without an alternative use to the Company and simultaneously has an enforceable right to payment for performance completed.

The Company generates revenue from:

•	the sale of laser communication terminals

•	the provision of services (training- support and other services)

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies.

Type of product/service	Nature and timing of satisfaction of performance obligation including significant payment terms	Revenue recognition policies
Sale of products	Customers obtain control of the laser terminals when the goods are delivered. Invoices are generated at that point in time. Invoices are usually payable within 30 days.	Revenue is recognized when the goods are delivered and have been accepted by customers at their premises. Advances received are included in contract liabilities.

Training-, support and other services	The Company provided training-, support- and other services to its customers. The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. Invoices for these services are either issued based on the agreed milestone payment plan of the respective contract or after the completion of the services. Invoices are usually payable within 30 days.	Revenue is recognized over time based on the cost-to-cost method, unless they are not relevant for satisfaction of performance obligation. Advances received are included in contract liabilities.

c) Research and Development Costs

Research costs are expensed in period in which they have been incurred. Unless they must be capitalized in accordance with IAS 38, development expenses are recognized in profit or loss when incurred.

d) Government Grants

The Company has received various government grants related to innovation projects encouraged by governmental authorities which generally reimburse a specified amount or proportion of the costs related to such projects. As these grants are not received in the course of the normal trading transactions but is an assistance by government in return for past or future compliance with certain conditions relating to the activity of the company, they are treated as government grants in accordance with IAS 20. Government grants related to assets are recognized on the date on which the conditions for receipt of the grant are met and are deducted from the carrying amount of the asset.

Government grants related to costs incurred by the Group are recognized in profit or loss as other operating income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

e) Financial Result

The financial result includes the net income/expense from other financial expenses arising from liabilities, interest income from receivables, and the result from remeasurement of foreign currency transactions in their respective functional currencies. Interest income and interest expenses are recognized in profit or loss, using the effective interest method.

Borrowing costs are expensed directly when incurred unless they are directly attributable to the acquisition, construction, or production of a qualifying asset and therefore form part of the cost of that asset.

f) Intangible Assets

Intangible assets are measured at cost upon initial recognition. In subsequent periods, intangible assets are recognized at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis. The estimated (remaining) useful lives as well as the amortization method are subject to annual reviews. If necessary, the remaining useful lives are adjusted prospectively when assumptions change. Such adjustments due to changes of the expected useful life or of the amortization method are accounted for as changes in accounting estimates. Intangible assets with indefinite useful lives or intangible assets not yet available for use are not amortized; however, they are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired on the basis of the individual asset or on the level of the related cash-generating unit.

Intangible assets include purchased software and licenses as well as capitalized development expenses. Purchased software and licenses are amortized on a straight-line basis over their expected useful life of three to eight years.

In accordance with IAS 38 (Intangible Assets), expenses incurred during the research and development phase must be accounted for separately. Research is defined as original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development is defined as the technical and commercial implementation of research findings.

In accordance with IAS 38, development costs must be capitalized if the criteria set out in IAS 38.57 are fulfilled, while research costs must be expensed in the period in which they are incurred. The Company starts to capitalize costs when management board approval is obtained. The approval is only provided when it is ensured that adequate technical, financial and other resources are available to complete the project and that the Company intends to complete and use the intangible asset. Furthermore, prior to approval, the development project leader provides the management board with an overview of the future economic benefits based on external market studies and internal analysis, as well as the documentation of technical feasibility. The Company has an R&D controlling system in place which enables management to determine expenditures attributable to specific technologies during their development.

The Company capitalizes costs for the development of a technology until the time that development of such technology is completed. The capitalized development costs are amortized on a straight-line basis over the future economic useful life of 15 years based on the expected useful life of such technology. The useful life is determined on the basis of the length of the expected marketability of the products, customer requirements regarding the ability to deliver the corresponding products, which in the current contracts is up to 12 years, and the relatively high market entry barriers for competitors. In addition, parts of satellite constellations that will be put into orbit over the next few years will have to be replaced, for which the same technology will still be used. The amortization starts upon completion of the development project (technology). The Company defines such point in time as the time of final development of a technology, followed by delivery of products based on such final technology to customers. Expenses from amortization of development projects that are capitalized as intangible assets are reported in the statement of profit or loss under depreciation and amortization.

g) Property, Plant and Equipment

Property, plant, and equipment are recognized at cost, (which includes capitalized borrowing costs), less any accumulated depreciation and impairment losses, if any. Depreciation is recognized on a straight-line basis. The depreciation period is based on the expected useful life of each respective asset. The underlying useful life is three years for computer hardware, and ranges between three and 14 years for machinery, furniture, fixtures, and office equipment, as well as leasehold improvements.

The useful lives, residual values, and depreciation methods for property, plant, and equipment are reviewed periodically and adjusted if necessary, to ensure that the depreciation method and depreciation period reflect the expected economic benefit of the assets.

h) Impairment of Non-financial Assets

As of each reporting date, management reviews whether any indication exists that non-financial assets may be subject to impairment losses or reversals of impairment losses. If such indications exist, management estimates the recoverable amount of the non-financial asset. The recoverable amount is determined for each individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating units).

Intangible assets not yet available for use are tested for impairment at least once per year.

If the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount, an impairment loss is recognized in the amount of the difference. The recoverable amount is the higher of fair value less costs of disposal (FVLCOD) and value in use.

As of each reporting date, the Company reviews whether an impairment loss recognized in previous periods no longer exists or may have decreased. In these cases, the Company recognizes a partial or full reversal of the impairment loss, with the carrying amount being increased to the recoverable amount. The increased carrying amount, however, may not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

i) Inventories

Inventories are recognized at the lower of cost or net realizable value. The cost (including costs of purchase and manufacturing costs) is determined based on the moving average price of the item.

Apart from directly attributable unit costs, production costs include appropriate portions of production overheads based on normal operating capacity. The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Write-downs to the lower net realizable values primarily take into account inventory risks resulting from turnover period and reduced recoverability. Write-downs are reversed if the reasons that resulted in the impairment of inventories no longer exist.

j) Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. This includes both primary financial instruments (such as trade receivables and payables as well as other receivables and payables) and derivative financial instruments such as foreign exchange contracts.

j)(i) Other Financial Assets

The Company classifies its financial assets into the following measurement categories, based on the relevant business model:

•	those that are measured subsequently at fair value (either through other comprehensive income - FVOCI - or through profit or loss - FVPL -); and

•	those that are measured at amortized cost (AmC).

Currently, no financial assets are classified as either FVOCI or FVPL. The classification is made on initial recognition and the financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial assets held to collect contractual cash flows and whose contractual cash flows solely represent payment of principal and interest are measured at amortized cost. Interest income from these financial assets is reported under financial income applying the effective interest method. Gains or losses from derecognition are directly recorded in the consolidated statement of comprehensive income and, together with foreign exchange gains and losses, recorded under the result from foreign currency translation. Trade receivables, cash, and other financial assets are classified as measured at amortized costs.

Impairment of Financial Assets

The Company holds the following instruments as financial assets that are subject to the credit loss model in accordance with IFRS 9:

•	Trade receivables

•	Other financial assets

•	Cash and cash equivalents

The Company also recognizes loss allowances for expected credit losses (“ECL”) on lease receivables, which are disclosed as part of trade and other receivables.

The general impairment methodology follows a three-stage approach based on the change in credit quality of financial assets since initial recognition (general approach). At initial recognition, debt instruments are assumed to have a low credit risk, for which a loss allowance for 12-months ECL is recognized (Stage 1). When there has been a significant increase in credit risk, the loss allowance is measured using lifetime ECL (Stage 2). A significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment. If there is objective evidence of impairment (Stage 3), the Company also accounts for lifetime ECL and recognizes an impairment. Mynaric considers that there is objective evidence of impairment if any of the following indicators are present: significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization or default or delinquency in payments.

The Company applies this general approach for cash and cash equivalents as well as other assets. These assets are considered to have a low credit risk when the issuer has a strong capacity to meet its contractual cash flow obligations in the near term. Cash and cash equivalents are only placed at banks with credit ratings of investment grade or higher. Rental deposits are trust assets that, in case of a default of the counterparty, are separated from insolvency estate and are paid back primarily. Considering that, the impairment for these assets is not material.

For trade and other receivables, Mynaric applies the simplified approach under which lifetime ECL is recognized without monitoring the change in customers’ credit risk.

Impairment losses, including reversals of impairment losses or impairment gains, are presented as other income, net in the consolidated statement of profit and comprehensive income.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

j)(ii) Financial Liabilities

Financial liabilities are measured at fair value upon initial recognition, less any directly attributable transaction costs in the case of loans and liabilities.

The Company’s financial liabilities comprise trade and other payables as well as liabilities to banks, including overdraft credits.

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at fair value through profit or loss comprise financial liabilities held for trading as well as other financial liabilities classified upon initial recognition as measured at fair value through profit or loss.

A financial liability is classified as held for trading if it is acquired for the purpose of repurchasing it in the near term.

This category also comprises any concluded derivative financial instruments that are not designated as hedging instruments as part of hedging relationships in accordance with IFRS 9. Embedded derivatives that are separated from the host contract are also classified as held for trading, with the exception of derivatives that have been designated as hedging instruments and are determined to be effective as such.

Gains or losses on financial liabilities held for trading are recognized in profit or loss.

The classification of financial liabilities as measured at fair value through profit or loss is made upon initial recognition if the criteria pursuant to IFRS 9 are met. The Company does not have any financial liabilities that are measured at fair value through profit or loss.

Financial liabilities measured at amortized cost (“FLAC”)

This category comprises trade payables, other liabilities, and loans taken out. Subsequent to initial recognition, interest-bearing loans are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and otherwise through the amortization process based on the effective interest method.

Financial liabilities are derecognized when the contractual obligations are discharged, canceled, or expire. Financial liabilities are classified as non-current liabilities unless settlement of the financial liabilities is due within 12 months after the end of the reporting period, in which case they are classified as current.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

k) Taxes

Income taxes are comprised of current and deferred taxes. Current and deferred taxes are recognized in profit or loss to the extent that they do not directly relate to items recorded in equity or other comprehensive income.

Current taxes

The expected tax liabilities or tax assets arising as a result of the respective local taxable profit generated in the year under review, taking into account local tax rules for the period, are recognized as current taxes. The tax rates applicable as of the reporting date are used for measurement. All necessary adjustments to tax liabilities or tax assets from prior periods are also considered.

Deferred taxes

In accordance with IAS 12, temporary differences between the tax base of assets and liabilities on the one hand and their carrying amount under IFRS, on the other hand, result in the recognition of deferred taxes. Deferred tax assets on deductible temporary differences are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The same applies to deferred tax assets on tax loss carryforwards. No deferred taxes have been recorded for temporary differences associated with investments in subsidiaries as the Group can determine the timing of the reversal of such temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred income taxes for 2021 were determined using varying specific tax rates. The Company applies a tax rate of 27.725% to calculate deferred taxes for Mynaric AG and its German subsidiaries. This combined income tax rate comprises 15% corporation tax plus 5.5% solidarity surcharge thereon as well as 11.9% trade tax. An income tax rate of 29.84% is used to calculate deferred taxes for the US subsidiary. This comprises the federal tax rate of 21% as well as the California state tax rate of 8.84%.

Deferred tax assets and liabilities are offset if the deferred taxes refer to income taxes levied by the same taxation authority and if the current taxes are offset against each other.

Changes in deferred tax assets and liabilities are generally recognized through profit and loss, except for changes recognized in other comprehensive income or directly in equity.

l) Share issue costs

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from the capital reserve.

m) Share-based Payments

The grant-date fair value of equity-settled share-based compensation arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

n) Provisions

Provisions are recognized when either a legal or constructive obligation to a third party as a result of a past event exists as of the reporting date, it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate of the amount of this obligation can be made. If the Company expects at least a partial reimbursement for a recognized provision (e.g., in the case of an insurance policy), the reimbursement is recognized as a separate asset when such reimbursement is virtually certain. The expense arising from the recognition of the provision is presented in the statement of profit or loss net of reimbursement. If the obligations fall due after more than one year and payment can be reliably estimated in terms of both amount and timing, the non-current portion of the obligation is measured at the respective present value in case the corresponding time value of money is material. The present value to be recognized is determined based on market interest rates that reflect the risk and the time period until the obligation is settled.

For long-term provisions with an interest portion the increase in the amount of a provision reflecting the time value of money is recognized as interest expense in the financial result.

Provisions are reviewed as of each reporting date and adjusted to the current best estimate.

o) Provisions for Onerous Contracts

Present obligations arising in connection with onerous contracts are recognized as provisions. The existence of an onerous contract is presumed when the Group is party to a contract that is expected to be settled by incur-ring costs that exceed the economic benefits available under the contract.

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the full cost necessary to fulfil the obligation under the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

p) Leases

At contract inception, the Company assesses whether the contract is or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

p)(i) The Company as lessee

The Company presents all leases on the face of its balance sheet, with the exception of short-term leases and leases for low-value assets. It recognizes liabilities for lease payments to be made and right-of-use assets for the right to use the underlying asset.

Right-of-use assets

The Company recognizes right-of-use assets as of the commencement date (i.e. the date on which the underlying leased asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. The cost of the right-of-use assets correspond to the associated lease liabilities, plus any restoration costs, less any initial direct costs as well as the lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and expected useful life of the leased asset, as follows:

•	Real estate – three to 10 years

•	Other leases – two to three years

If ownership of the leased asset is transferred to the Company at the end of the lease term or the exercise of a purchase option is taken into account in the determination of the cost, depreciation is determined based on the expected useful life of the leased asset. In addition, right-of-use assets are tested for impairment.

Lease liabilities

On the commencement date, the Company recognizes the lease liability at the present value of the lease payments to be made over the lease term. The lease payments comprise fixed payments (including in-substance fixed payments), less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be payable by the lessee under residual value guarantees. Lease payments also include the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, as well as payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. Variable lease payments that do not depend on an index or rate are expensed in the period in which the event or condition triggering such payment occurs. The Company determines the lease term based on the non-cancelable period of a lease and any periods covered by an option to extend the lease if the lessee is reasonably certain to exercise such option.

The Company uses the interest rate implicit in the lease, if known to the Company, for the calculation of the present value of the lease payments. In the case of leases for which this interest rate is unknown, the Company applies its incremental borrowing rate as of the commencement date. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. After the commencement date, the lease payment is split into a principal and interest portion with the liability being reduced for the principal portion and the interest is recorded in the consolidated statement of profit and loss and other comprehensive income. In addition, the carrying amount of the lease liabilities is remeasured to reflect any modifications to the lease, changes in the lease term, changes in the lease payments (e.g. changes of future lease payments following a change in the index or rate used to determine these payments), or changes in the assessment of an option to purchase the underlying asset.

Short-term leases and leases for low-value assets

The Company applies the practical expedient for its short-term leases for real estate and other operating equipment (i.e. leases with a term of not more than 12 months from the commencement date and that do not include a purchase option). With respect to leases for office equipment deemed as being of low value, the Company also applies the exemption provided for leases for low-value assets. Lease payments for short-term leases and for leases for low-value assets are recognized as an expense on a straight-line basis over the lease term.

p)(ii) The Company as a lessor

At inception or on modification of a contract with customer that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company recognizes payments received related to lease under operating leases as income on a straight-line basis over the lease term as part of other operating income.

4.3. Changes in accounting policies

a) Newly issued financial reporting standards and interpretations

The International Accounting Standards Board (IASB) and the IFRS Interpretation Committee (IC) amended the following standards and interpretations that must be applied for the fiscal year 2021 from January 1, 2021 – with the exception of the practical expedients set out in IFRS 16, which can be applied after June 30, 2021:

•

Amendments to IFRS 9 and IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases, Reference Rate Reform (Phase 2).

The amendments relate to the modification of financial assets and liabilities as well as liabilities, hedge accounting and disclosure requirements in accordance with IFRS 7, which accompany the effects of the IBOR reform.

•	Amendments to IFRS 4, Insurance Contracts, Extension of the Temporary Exemption from the application of IFRS 9.

•	Amendments to IFRS 16, Leases, Coronavirus Pandemic-Related Leases after June 30, 2021.

The amendment extended the application period of the lessee relief provision to account for lease concessions related to the COVID19 pandemic. Lessees may to assess whether a rental concession granted to them in the course of the COVID19 pandemic on or before June 30, 2022 constitutes a lease modification. Accordingly, any lease concessions in the scope of this amendment do not need to be reflected as a lease modification.

The Group has adopted all the foregoing amendments in 2021, none of which had a significant impact on the consolidated financial statements.

b) Newly issued financial reporting rules that have not yet been applied

The IASB has issued standards, interpretations, and amendments to existing standards whose application is not yet required, or which must be applied only in subsequent reporting periods, respectively, and which have not been applied early by the Company.

Date of application
Amendments to IFRS 3, IAS 16 and IAS 37, IFRS 1, IFRS 9, IAS 41 an IFRS 16	Jan. 1, 2022
Amendments to IAS 8, Definition of accounting estimates	Jan. 1, 2023
Amendments to IAS 1 and IFRS- Guidance Doc. 2, Disclosure of accounting policies	Jan. 1, 2023
Amendments to IAS 1, Classification of liabilities as current or non-current	Jan. 1, 2023
Amendments to IAS 12, Deferred Tax related to assets and liabilities	Jan. 1, 2023
Insurance Contracts IFRS 17, Initial Applications of IFRS 17 and IFRS 9	Jan. 1, 2023
Amendments to IFRS 10 and IAS 28, Sale of assets between an investor and others	n/a

The Company is currently analyzing the effects of the new or revised financial reporting standards listed above but does not expect any material effects resulting from application of the revised standards to the Company.

5. Material judgments, estimates and assumptions

The preparation of the consolidated financial statements requires the Management Board to make judgments and estimates that affect the application of accounting policies and the amounts reported for assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are continuously reviewed. Revisions of estimates are accounted for on a prospective basis.

a) Management Judgments

Information on management judgments made in the application of accounting policies that most significantly affect the amounts recognized in the financial statements are set out in the following disclosures:

Leases

The Company determines the lease term based on the non-cancelable period, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. The Company has entered into several leases that include extension and makes judgments when assessing whether it is reasonably certain that the option to extend or terminate the lease will or will not be exercised. All relevant factors representing an economic incentive to exercise the extension or termination option are taken into consideration. After the commencement date, the Company reassesses the lease term if a significant event or a change of circumstances occurs. The extension option was not taken into account in the term of rental contracts for buildings. This assumption is based on current expectations of management, as extensions are currently not planned.

Please refer to Note 19. Right-of-use Assets for details on the potential future lease payments for periods after the exercise date of the extension and termination options that are not taken into consideration in the lease term.

Impairment of intangible assets and other non-financial assets

The measurement of intangible assets is based on long-term corporate planning using expected revenues, costs, expenditures as well as market- and company-specific discount rates, and expected growth rates and exchange rates (please refer to the Note 17. for more information). The management expectations related to projected revenues for Hawk and Space technologies may be subject to changes, which in turn may result in impairment losses required to be recorded for these assets.

Litigation risks and governmental proceedings

Legal proceedings and government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises material judgment in determining the litigation risks, based on the assessment from internal and external lawyers. In 2020, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) initiated an investigation against the Company on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 of the European Market Abuse Regulation (“MAR”). Should an administrative offence be found, the amount of any fine would depend on BaFin’s determination of the severity of the offence. Our best estimate is that the minimum fine of €225,000 will be imposed. The maximum possible amount of such fine is the highest of (i) €2.5 million, (ii) 2% of our total revenue in the financial year preceding the year in which BaFin imposes a fine, and (iii) three times the amount of any commercial advantage we may have had as a result of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para.

b) Estimates and Assumptions

Information about assumptions and estimation uncertainty as of December 31, 2021 that might result in a significant risk that a material adjustment to the carrying amounts of the reported assets and liabilities is required, is set out in the following disclosures:

Recognition of deferred tax assets

The calculation of deferred taxes is based on the tax rates of the individual countries applicable as of the date when the assets are realized, or the liability is settled (using tax rates enacted or announced as of the reporting date) as well as on the assessment of the future taxable income of the Company companies. Any potential change in taxable income that differs from estimates may result in deferred tax assets not being recoverable.

Determining the amount of deferred tax assets is subject to estimation uncertainties as regards the availability of future taxable profit against which deductible temporary differences and the tax loss carryforwards may be utilized, which may also result from or be related to future tax planning strategies.

Uncertain tax positions

In cases for which it is probable that amounts declared as expenses in the tax returns might not be recognized (uncertain tax positions), a liability for income taxes is recognized. The amount is based on management´s best estimate of the expected tax payment (expected value or most likely amount). Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. In the case of tax loss, no liability for taxes or tax claim is recognized for these uncertain tax positions. Instead, the deferred tax assets for the unused tax loss carryforwards or tax credits are to be adjusted.

Inventories

Write-downs of inventories are measured based on the inventory days on hand and on the estimated net disposal proceeds (expected proceeds less estimated costs incurred until completion and the estimated selling expenses necessary to make the sale). Future utilizations, actual proceeds, and costs still to be incurred may deviate from anticipated amounts.

Share-based payment

The determination of the fair value of share-based payments considers the estimated volatility. The future development is dependent on factual fluctuations of personnel, which might vary from the expected ones used to estimate the amounts. Please refer to Note 9. a) Share-based payments for more information.

6. Segment reporting and information on geographical areas

In accordance with IFRS 8 (Operating Segments), the segments are created based on the management approach. Accordingly, segments must be classified and disclosures for these segments must be made based on the criteria used internally by the chief operating decision maker (CODM) for the allocation of resources and the evaluation of performance by the components of the entity. At Mynaric AG, the CODM is the Management Board collectively which allocates resources and evaluates segment performance based on the Management Board reports submitted to it. The segment reporting below was prepared in accordance with this definition. The CODM uses Operating profit/loss as the primary profitability measure to evaluate performance of the Company’s operating segments.

The Air segment includes the Company’s HAWK AIR terminals. The Space segment includes the Company’s CONDOR terminals.

	Fiscal year 2021
in € thousand	Air	Space	Not allocated		Consolidated
Revenue	0	2,355	0		2,355
Operating profit/loss	(10,793)	(30,082)	(1,489	)1)	(42,364)
Interest and similar expenses					(2,148)
Net foreign exchange gain / (loss)					826
Net Finance costs					(1,322)
Profit/loss before taxes					(43,686)
Income tax expense					(1,791)
Consolidated net profit/loss					(45,477)

1)	Including costs for audit of the financial statements as well as Supervisory Board remuneration and IPO-related costs which are not directly incremental.

	Fiscal year 2020
in € thousand	Air	Space	Not allocated		Consolidated
Revenue	589	90	0		679
Operating profit/loss	(6,423)	(12,391)	(443	)2)	(19,257)
Interest and similar income					18
Net foreign exchange gain / (loss)					(531)
Net Finance costs					(513)
Profit/loss before taxes					(19,770)
Consolidated net profit/loss					(19,770)

2)	Including costs for preparation of the financial statements and for audit of the financial statements as well as Supervisory Board remuneration.

	Fiscal year 2019
in € thousand	Air	Space	Not allocated		Consolidated
Revenue	0	114	0		114
Operating profit/loss	(3,767)	(5,091)	(1,220	)3)	(10,078)
Interest and similar income					73
Net foreign exchange gain / (loss)					109
Net Finance costs					182
Profit/loss before tax					(9,896)
Consolidated net profit/loss					(9,896)

3)

Including expenses from a private stock option transaction between a shareholder of Mynaric AG and Mr. Altan the Chief Executive Officer and a member of the management board of Mynaric AG, which are recognized in accordance with IFRS 2 in the amount of €1,041 thousand. Including costs for preparation of the financial statements and for audit of the financial statements as well as Supervisory Board remuneration.

An amount of €2,132 thousand (Segment Space) (2020: €467 thousand (Segment Air), 2019: €114 thousand (Segment Space)), corresponding to a share of 91% (2020: 69%, 2019: 100%) of total revenue, was attributable to one customer. For the fiscal year 2021 material expenses related to the write offs of inventories have been recognized for the Segment Space in the amount of €2,501 thousand (2020: €0 thousand, 2019: €0 thousand). For the fiscal year 2021 material expenses related to the write offs of inventories have been recognized for the Segment Air in the amount of €0 thousand (2020: €120 thousand, 2019: €0 thousand).

With respect to the information on geographical regions, revenue is allocated to the countries based on the country of destination of the respective customer; non-current assets are allocated to the location of the respective asset.

Revenue can be broken down by country as follows:

Segment Air	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
USA	2,355	467	0
Canada	0	122	0
Belgium	0	90	0
Great Britain	0	0	114
Total	2,355	679	114

Non-current assets can be broken down by country as follows:

€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Germany
Intangible assets	19,969	17,884	8,780
Property, plant, and equipment	14,490	9,849	3,840
Right-of-use assets	6,053	6,886	6,810
Germany, total	40,512	34,619	19,430
USA
Property, plant, and equipment	2,278	226	0
Right-of-use assets	2,774	1,056	0
USA, total	5,112	1,282	0
Total	45,504	35,901	19,430

7. Revenue

Revenues from contracts with customers refer to the delivery of goods or the provision of services. They are recognized both at a point in time and also, partially, over time. The deliveries comprise the sales of HAWK AIR and CONDOR terminals. Services mainly consist of the provision of development and training services relating to the laser terminals manufactured by the Company.

Revenue is broken down as follows:

Revenues	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Products	554	559	114
Services	1,801	120	0
Total	2,355	679	114

Revenue recognized from contract liabilities which existed as of December 31, 2020 amounts to €933 thousand in fiscal 2021. (2020: €0 thousand, 2019: €0 thousand).

The Company makes use of the exemption according to IFRS 15.122 regarding the disclosure of the expected revenues for outstanding performance obligations as of December 31, 2021, as all revenues will take place within one year.

8. Other operating income

The following table shows the breakdown of the other operating income:

Other operating income	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Income from grants	279	294	140
Income from the reversal of liabilities	90	0	0
Late payment penalties claimed	0	0	76
Miscellaneous operating income	66	0	36
Total	435	294	252

9. Cost of materials

The following table shows the breakdown of the cost of materials:

Cost of materials	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Raw materials and consumables used	7,736	4,715	1,208
Costs for services purchased	2,888	1,506	1,582
Total	10,624	6,221	2,790

Included in the cost of materials are write downs for the year ended December 31, 2021 in the amount of €2,039 thousand (2020: €0 thousand, 2019: €0 thousand).

The write-downs refer to materials relevant for production of Condor Mark I and Condor Mark II. The corresponding raw materials were written down to their recoverable amount.

10. Personnel costs

The following table shows the breakdown of the personnel costs:

Personnel costs	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Wages and salaries	18,185	13,585	7,160
Share based payments	1,942	1,125	1,146
Social security contributions, pensions, and other employee benefits	3,238	2,124	1,101
Total	23,365	16,834	9,407

Under defined contribution pension plans, the Company paid contributions to governmental pension schemes for the year ended December 31, 2021 in the amount of €1,301 thousand (2020: €872 thousand, 2019: €450).

a)	Share-based payments under Stock Option Plans

2017 Stock Option Plan

In fiscal year 2018, Mynaric AG granted stock options (hereinafter “options”) to selected employees under the 2017 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of two years after the expiration of the vesting period provided that the performance targets have been achieved. The performance targets are linked to the absolute price performance of the Company shares during the vesting period. One third of the granted stock options can be exercised when the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the vesting period; another third can be exercised when the share price exceeds the exercise price by 30% or more, and another third when the share price exceeds the exercise price by 50% or more.

2019 Stock Option Plan

In fiscal year 2019, Mynaric granted stock options to selected employees under the 2019 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period provided that the performance target has been achieved. The performance target is linked to the absolute price performance of the Company shares during the vesting period. The stock options can be exercised only if the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the vesting period. Under the 2019 Stock Option Plan (Tranche 2019 I), in addition to options granted to new beneficiaries, options were also granted in replacement for waiving any claims from the options granted in 2018 from the 2017 Stock Option Plan. The incremental fair value of the options granted in replacement for waiving any claims from the 2017 option plan amounts to EUR 5.93 per option and was determined using a Monte Carlo simulation.

2020 Stock Option Plan

In fiscal year 2020, Mynaric granted stock options to selected employees under the 2020 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period provided that the performance target has been achieved. The performance target is linked to the absolute price performance of the Company shares during the vesting period. The stock options can be exercised only if the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the lock-up period.

Granting of stock options to Mr. Altan

In fiscal year 2019, a shareholder of Mynaric AG granted Mr. Altan, the Chief Executive Officer and a member of the management board of Mynaric AG, the right to acquire 56,700 shares of the Company from such shareholder at a price of €25.00 per share. The exercise of Mr. Altan’s option right was subject to a number of conditions, including Mr. Altan’s continued employment until December 31, 2019 with Mynaric AG and the successful exercise of option rights pursuant to separate option agreement under which the granting shareholder was an optionholder. All conditions under the option agreement with Mr. Altan were fulfilled in December 2020. Please refer to Note 34. a) Related party transactions for more information.

2021 Stock Option Plan

In fiscal year 2021, Mynaric granted stock options to selected employees under the 2021 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period provided that the performance target has been achieved. The performance target is linked to the absolute price performance of the Company shares during the vesting period. The stock options can be exercised only if the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the vesting period.

The stock option grants under the 2017, 2019 2020, 2021 Stock Option Plans, and the stock options granted to Mr. Altan by selected shareholders are classified and measured as equity-settled share-based payments in accordance with IFRS 2. Accordingly, the fair value is determined only once on the grant date. The determined expense must then be amortized over the vesting period.

The following table provides an overview of the outstanding, granted, forfeited, exercised, and expired options. The stock options granted in replacement for waiving claims from the stock options under the 2017 Stock Option Plan were accounted for in accordance with the IFRS 2 rules applicable for replacement plans.

The options changed as follows in fiscal year 2021:

	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche 2019 VII	Tranche 2019 VIII	Tranche 2019 IX	Tranche 2021 I	Tranche Mr. Altan
Options outstanding as of Jan. 1, 2021	107,100	20,000	14,550	53,000	26,600	13,500	14,000	—	—	—	—	56,700
Options granted	—	—	—	—	—	—	—	6,000	14,350	5,000	100,000	—
Options forfeited	13,300	—	2,050	—	—	6,500	—	—	2,000	—	—	—
Options exercised	—	—	—	—	—	—	—	—	—	—	—	—
Options expired	—	—	—	—	—	—	—	—	—	—	—	—
Options outstanding as of Dec. 31, 2021	93,800	20,000	12,500	53,000	26,600	7,000	14,000	6,000	12,350	5,000	100,000	56,700
Options exercisable as of Dec. 31, 2021	—	—	—	—	—	—	—	—	—	—	—	56,700

The options changed as follows in fiscal year 2020:

	Tranche 2018	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche Mr. Altan
Options outstanding as of Jan. 1, 2020	2,200	107,400	20,000	—	—	—	—	—	56,700
Options granted	—	—	—	19,850	53,000	26,600	13,500	14,000	—
Options forfeited	2,200	300	—	5,300	—	—	—	—	—
Options exercised	—	—	—	—	—	—	—	—	—
Options expired	—	—	—	—	—	—	—	—	—
Options outstanding as of Dec. 31, 2020	—	107,100	20,000	14,550	53,000	26,600	13,500	14,000	56,700
Options exercisable as of Dec. 31, 2020	—	—	—	—	—	—	—	—	56,700

The options changed as follows in fiscal year 2019:

	Tranche 2018	Tranche 2019 I	Tranche 2019 II	Tranche Mr. Altan
Options outstanding as of Jan. 1, 2019	20,000	—	—	—
Options granted	—	109,800	20,000	56,700
Options forfeited	17,800	2,400	—	—
Options exercised	—	—	—	—
Options expired	—	—	—	—
Options outstanding as of Dec. 31, 2019	2,200	107,400	20,000	56,700
Options exercisable as of Dec. 31, 2019	—	—	—	—

No options were exercised in fiscal year 2021. The table below shows the contractual terms of the respective tranches outstanding as of December 31, 2021.

Measurement model and inputs

The measurement of the existing stock option plans was based on the Monte Carlo Simulation model or the Binomial model, considering the terms and conditions for the options. The table below shows the inputs used for the model as of December 31, 2021.

	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche 2019 VII	Tranche 2019 VIII	Tranche 2019 IX	Tranche 2021 I	Tranche Altan
Exercise price (in €)	42.46	41.03	46.50	47.25	61.27	66.49	61.27	68.97	71.15	70.31	71.15	25.00
Term in years	7	7	7	7	7	7	7	7	7	7	7	1.74
Remaining term in years	4.75	5.00	5.25	5.50	5.75	6.00	5.75	6.25	6.5	6.75	6.5	0.35
Share price as of the valuation date (in €)	38.00	38.50	35.20	51.00	75.46	73.20	75.46	64.20	80.20	64.80	80.20	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	45.91	45.66	48.32	48.45	36.39	36.63	36.39	36.67	36.90	37.56	36.90	51.31
Risk-free interest rate (in %)	(0.74)	(0.39)	(0.62)	(0.60)	(0.65)	(0.69)	(0.65)	(0.53)	(0.40)	(0.40)	(0.40)	(0.82)
Option value (in €)	11.53	12.42	9.43	19.55	26.14	23.25	26.14	14.18	25.17	16.28	25.17	20.40

The table below shows the inputs used for the model as of December 31, 2020.

	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche Altan
Exercise price (in €)	42.46	41.03	46.50	47.25	61.27	66.49	61.27	25.00
Term in years	7	7	7	7	7	7	7	1.74
Remaining term in years	5.75	6.00	6.25	6.50	6.75	7.00	6.75	0.35
Share price as of the valuation date (in €)	38.00	38.50	35.20	51.00	75.46	73.20	75.46	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	45.91	45.66	48.32	48.45	36.39	36.63	36.39	51.31
Risk-free interest rate (in %)	(0.74)	(0.39)	(0.62)	(0.60)	(0.65)	(0.69)	(0.65)	(0.82)
Option value (in €)	11.53	12.42	9.43	19.55	26.14	23.25	26.14	20.40

The table below shows the inputs used for the model as of December 31, 2019.

	Tranche 2018	Tranche 2019 I	Tranche 2019 II	Tranche Mr. Altan
Exercise price (in €)	59.15	42.46	41.03	25.00
Term in years	6	7	7	1.74
Remaining term in years	4.40	6.75	7.00	1.35
Share price as of the valuation date (in €)	52.20	38.00	38.50	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00
Expected volatility (in %)	46.41	45.91	45.66	51.31
Risk-free interest rate (in %)	0.04	(0.74)	(0.39)	(0.82)
Option value (in €)	15.71	11.53	12.42	20.40

The term of the options as well as the possibility of early exercise were taken into account in the option model. Early exercise is assumed when the share price exceeds the exercise price by a factor of 1.2. The implied rate of return of German government bonds with matching maturities was used for determining the risk-free interest rate. Expected volatility has been based on an evaluation of the historical volatility for matching maturities of the Company´s peer group. The expected volatility considered is based on the assumption that it is possible to derive future trends from historic volatility, and thus the actual volatility may deviate from the assumptions made.

The total expense for share-based payments recognized in the year ended December 31, 2021 under the Stock Option Plans is €513 thousand (2020: €1,125 thousand, 2019: €1,146 thousand). The share-based payments recognized in the capital reserve amount to €2,815 thousand as of December 31, 2021 (2020: €2,303 thousand, 2019: €1,178 thousand).

b)	Share-based payments under Restricted Stock Unit Plan (RSUP)

RSUP 2021

In the financial year 2021, subscription rights in the form of restricted stock units (RSUs) were granted to selected employees. An RSU grants an entitlement to a cash settlement or shares in the company, whereby the choice of settlement form lies solely with the company. The value of an RSU corresponds to the value of the volume-weighted six-month average price of the Company shares on the primary stock exchange (XETRA).

The vesting period of the RSUs is four years after the grant date of the subscription rights. The vested entitlement is settled once a year within 40 trading days after publication of the annual financial statements of Mynaric AG.

The grant of RSUs under the RSUP 2021 has been classified and measured as equity-settled share-based payment in accordance with IFRS 2.

The table below provides an overview of outstanding, granted, forfeited, exercised and forfeited RSUs.

The RSUs developed as follows in the financial year 2021:

	Tranche 2021 I	Tranche 2021 II
RSUs outstanding as of Jan. 1, 2021	—	—
RSUs granted	68,631	32,476
RSUs forfeited	858	53
RSUs exercised	—	—
RSUs expired	—	—
RSUs outstanding as of Dec. 31, 2021	67,773	32,423
RSUs exercisable as of Dec. 31, 2021	—	—

Measurement model and inputs

The valuation of the present RSU program was performed using a binomial model taking into account the option terms. The following table shows the input parameters of the model as grant date.

	Tranche 2021 I	Tranche 2021 II
Exercise price (in €)	0.00	0.00
Term in years	4.77	4.52
Remaining term in years	4.27	4.27
Share price as of the valuation date (in €)	80.60	62.90
Expected dividend yield (in %)	0.00	0.00
Expected volatility (in %)	39.83	39.75
Risk-free interest rate (in %)	(0.60)	(0.62)
RSU-value (in €)	80.60	62.90

The implied yield of German government bonds with equivalent maturities was used to determine the risk-free interest rate. As the stock market history of Mynaric AG is shorter than the remaining term of the RSUs, the volatility was determined as maturity-equivalent historical volatility based on the peer group. The expected volatility taken into account is based on the assumption that future trends can be inferred from historical volatility, so that the volatility that actually occurs may differ from the assumptions made.

The total expense for share-based payments recognized in the year ended December 31, 2021 under the RSU-Program is €1,429 thousand. The share-based payments recognized in the capital reserve amount to €1,429 thousand as of December 31, 2021.

11. Amortization and Depreciation

Amortization and depreciation is summarized as follows:

Amortization, Depreciation and Impairment	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Amortization of intangible assets	1,267	215	40
Depreciation of property, plant, and equipment	1,994	823	587
Depreciation of right-of-use assets	1,257	805	490
Total	4,518	1,843	1,117

12. Other Operating Costs

Other operating costs can be broken down as follows:

Other Operating Costs	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Office and IT costs	3,282	790	380
Legal and consulting fees	2,477	2,378	916
Selling and travel costs	1,638	451	587
Other business supplies, equipment and services	1,396	382	221
Insurance	803	97	55
Incidental rental costs and maintenance	696	382	370
Onerous contracts provision	240	0	0
Other costs	1,298	864	284
Total	11,830	5,344	2,813

Other personnel costs mainly include recruiting expenses.

13. Changes in Inventories of Finished Goods and Work in Progress

The increase in inventories of finished goods and work in progress primarily results from the Space terminals, and Air terminals currently in the production phase. Changes in inventories are as follows:

Changes in Inventories of Finished Goods and Work in Progress	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Increase in inventories of work in progress	414	757	272
Increase in inventories of finished goods	616	0	0
Write-downs	(462)	(120)	0
Total changes in inventories	568	637	272

The write-downs presented refer to Condor Mark I and Condor Mark II terminals that were written down to their recoverable amount.

14. Own Work Capitalized

Own work capitalized consists of costs that are used to construct property, plant and equipment or develop intangible assets. This line item is a contra account to other profit and loss statement captions presented below. For a determination of the net basis of those costs the amounts in the table below needs to be deducted from the respective line items.

	For the years ended
in € thousand	December 31, 2021	December 31, 2020	December 31, 2019
Cost of materials	1,995	4,073	2,089
Personnel expenses	1,906	3,921	2,551
Depreciation and Amortization	287	802	494
Other operating expenses	427	579	277
Total	4,615	9,375	5,411

The following table shows the breakdown of own work capitalized:

Own Work Capitalized	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Development costs	2,845	8,248	5,324
Property, plant and equipment	1,770	1,127	87
Total	4,615	9,375	5,411

15. Net Finance Costs

The financial result is calculated as follows:

	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
FINANCIAL INCOME
Other interest income from loans and receivables	0	18	73
Total	0	18	73
FINANCIAL EXPENSES
Interest and similar expenses on loans	(2,196)	(918)	0
Interest on lease obligations	(185)	(137)	(92)
Borrowing costs capitalized in accordance with IAS 23	233	1,055	92
Total	(2,148)	0	0
Net foreign exchange gain (loss)	826	(531)	109
Net finance costs	(1,322)	(513)	182

Borrowing costs capitalized as the cost in accordance with IAS 23 are as follows:

	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Total finance expenses	2,381	1,055	92
Thereof capitalized as the cost of
Development projects	79	1,010	91
Construction in progress	154	45	1
Capitalization rate p.a.	22.06%	10.69%	2.00%

16. Income Taxes

in € thousand	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
Loss before taxes	(43,686)	(19,770)
Expected taxes applying the domestic tax rate of 27.725% (previous year: 27.725%)	(12,112)	(5,481)
Tax effect of foreign tax rates	(85)	(35)
Tax effect of expenses that are not deductible for tax purposes / tax adjustments	192	98
Tax effect from losses incurred in the current year and deductible temporary differences for which no deferred taxes were recognized	15,344	5,537
Write-down of deferred tax assets	(2,123)	0
Other	575	(120)
Tax expense for the fiscal year	1,791	0

Due to the previous start-up losses, deferred tax assets were recognized, only to the extent of taxable temporary differences. Accordingly, no deferred taxes were recognized for corporation tax loss carryforwards in Germany in the amount of €97,469 thousand (previous year: €45,740 thousand) and for trade tax loss carryforwards in Germany in the amount of €96,320 thousand (previous year: €45,261 thousand). The same applies to foreign tax loss carryforwards in the amount of €6,843 thousand (previous year: €2,469 thousand). Deductible temporary differences were not recognized in the amount of €417 thousand (previous year: €1,940 thousand). The utilization of the tax loss carryforwards and deductible temporary differences is ensured to the extent that sufficient taxable temporary differences will be available after the deduction of amounts corresponding to minimum taxation legislation in Germany for each particular year of usage.

As of December 31, 2021, domestic loss carryforwards totaled €109,662 thousand for corporation tax and €108,514 thousand for trade tax (previous year: €63,332 thousand and €62,853 thousand, respectively). These loss carryforwards do not expire. Foreign tax loss carryforwards in the amount of €648 thousand will expire in 2037 if not used. Foreign tax loss carryforwards in the amount of €6,195 thousand (previous year: €1,821 thousand) do not expire.

Balance of deferred tax assets and liabilities:

	Dec. 31, 2021		Dec. 31, 2020		Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
in € thousand	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Changes recognized in profit or loss
Intangible assets	1	5,419	2	4,934	(486)	(2,528)
Leases	2	0	0	6	8	7
Property, plant, and equipment	101	0	42	0	59	41
Inventories	79	0	8	0	71	(44)
Provisions	110	23	22	17	82	1
Other financial and non-financial liabilities	0	22	6	0	(28)	46
Tax loss carryforwards and tax credits	3,380	0	4,877	0	(1,497)	2,477
Offsetting	(3,673)	(3,673)	(4,957)	(4,957)	0	0
Total	0	1,791	0	0	(1,791)	0

17. Earnings per Share

Basic earnings per share is calculated by dividing earnings after taxes attributable to the shares by the number of participating shares. Diluted earnings per share is calculated by taking into account the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds.

Earnings per share were as follows:

	For the years ended
in € thousand	December 31, 2021	December 31, 2020	December 31, 2019
Consolidated net profit/loss	(45,477)	(19,770)	(9,896)
Weighted-average number of ordinary shares, basic and diluted	4,250,135	3,349,403	2,831,427
Basic and diluted earnings per share in €	(10.70)	(5.90)	(3.50)

As of December 31, 2021, 152,610 options and 4,289 RSU´s (2020: 104,831 options, 2019: 0 options) were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding.

18. Intangible Assets

Cost

in € thousand	Development costs	Software and licenses	Total
Balance as of Jan. 1, 2019	3,279	276	3,555
Additions	5,416	10	5,426
Balance as of Dec. 31, 2019	8,695	286	8,981
Additions	9,258	61	9,319
Balance as of Dec. 31, 2020	17,953	347	18,300
Additions	2,924	436	3,360
Disposals	0	(9)	(9)
Balance as of Dec. 31, 2021	20,877	774	21,651

Amortization

in € thousand	Development costs	Software and licenses	Total
Balance as of Jan. 1, 2019	0	161	161
Amortization for the year	0	40	40
Balance as of Dec. 31, 2019	0	201	201
Amortization for the year	158	57	215
Balance as of Dec. 31, 2020	158	258	416
Amortization for the year	1,174	93	1,267
Disposals	0	(1)	(1)
Balance as of Dec. 31, 2021	1,332	350	1,682

Carrying amount

in € thousand	Development costs	Software and licenses	Total
Carrying amount as of Dec. 31, 2019	8,695	85	8,780
Carrying amount as of Dec. 31, 2020	17,795	89	17,884
Carrying amount as of Dec. 31, 2021	19,545	424	19,969

The development projects presented refer to capitalized costs for the development of the basic SPACE and AIR technologies, which represent the technological foundation for the HAWK AIR and CONDOR products. Furthermore, the Company started in 2021 with the capitalization of the new development project CONDOR MEO.

In fiscal year 2021, finance expenses in the amount of €79 thousand (2020: €1,010 thousand, 2019: €91 thousand) were capitalized as the cost of the development projects in accordance with IAS 23.

The development activities for the basic technology Space were completed in March 2021. The amortization of the associated capitalized development costs for Space technology started on March 1, 2021 applying the useful life of 15 years.

The carrying amounts of the capitalized development projects were as follows:

in € thousand	Space	Air	Condor Meo	Total
Carrying amount as of Dec. 31, 2019	5,728	2,967	0	8,695
Carrying amount as of Dec. 31, 2020	13,552	4,243	0	17,795
Carrying amount as of Dec. 31, 2021	15,072	3,965	508	19,545

The remaining useful life of the capitalized development projects were as follows:

in months	Space	Air	Condor Meo
Remaining useful life as of Dec. 31, 2019	n/a	n/a	n/a
Remaining useful life as of Dec. 31, 2020	n/a	174	n/a
Remaining useful life as of Dec. 31, 2021	170	162	n/a

In August 2021, the Company met the conditions, as set out in IAS 38.57, for CONDOR MEO and started to capitalize the costs incurred for the development. As of balance sheet date, CONDOR MEO was not yet available for use, therefore, the intangible asset was tested for impairment in accordance with IAS 36.10(a). Furthermore, management identified events that might trigger an impairment for the Space and Air base technology, mainly due to the fact that customer orders and thus the corresponding sales revenues have delayed to later years as compared to last year’s planning.

The recoverable amount of the intangible assets was based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

The key assumptions for determining the fair value less costs of disposal are the discount rates, expected number of sold terminals and the respective selling prices and direct costs during the period. Management estimates discount rates using post-tax rates that reflect current market assessments of the time value of money and the risks specific to each CGU’s. The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next 5 years and extrapolates these budgets to the end of the expected economic useful life of the respective intangible assets. Management estimates the cash flows generated by the sale of terminal equipment on the basis of internal expectations, which in turn are based in part on external market studies, expected profits in tendered projects from private and public customers, and potential new business areas. The planned costs take into account the number of terminals expect to be sold and the general growth of other operating expenses and estimated price increases.

The Company uses a post-tax discount rate of 17.66% for both CGUs (prior year 17.25%) based on the historical industry weighted average cost of capital, with a possible debt leveraging of 20%, a market premium of 8% and a risk premium of 11%.

In fiscal year 2021, development costs in the amount of €17,830 thousand (2020: €6,203 thousand, 2019: €2,072 thousand) were recognized as an expense since the criteria set out in IAS 38.57 were not met. Of the total amount of €20,675 thousand (2020: €14,449 thousand, 2019: €7,397 thousand), development costs of €2,845 thousand (2020: €8,248 thousand, 2019: €5,325 thousand) were capitalized.

19. Property, Plant, and Equipment

Cost

in € thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Balance as of Jan. 1, 2019	27	1,052	450	1,346	2,875
Additions	90	434	461	991	1,976
Reclassifications	1,063	614	0	(1,677)	0
Disposals	0	(1)	(46)	(188)	(235)
Balance as of Dec. 31, 2019/ Jan. 1, 2020	1,180	2,099	865	472	4,616
Exchange rate differences	(5)	0	(12)	0	(17)
Additions	81	1,790	1,977	3,277	7,125
Reclassifications	0	542	490	(1,032)	0
Disposals	0	(128)	(169)	0	(297)
Balance as of Dec. 31, 2020/ Jan. 1, 2021	1,256	4,303	3,151	2,717	11,427
Exchange rate differences	49	0	34	23	107
Additions	1,107	2,437	2,654	2,397	8,594
Reclassifications	562	2,014	311	(2,887)	0
Disposals	(8)	0	(283)	0	(291)
Balance as of Dec. 31, 2021	2,966	8,754	5,867	2,250	19,838

Depreciation

in € thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Balance as of Jan. 1, 2019	10	302	111	0	423
Depreciation for the year	76	156	167	0	399
Impairment losses	0	0	0	188	188
Disposals	0	0	(46)	(188)	(234)
Balance as of Dec. 31, 2019/ Jan. 1, 2020	86	458	232	0	776
Depreciation for the year	120	288	415	0	823
Disposals	0	(116)	(131)	0	(247)
Balance as of Dec. 31, 2020/ Jan. 1, 2021	206	630	516	0	1,352
Exchange rate differences	4	0	2	0	7
Depreciation for the year	304	773	916	0	1,994
Disposals	0	0	(283)	0	(283)
Balance as of Dec. 31, 2021	514	1,403	1,151	0	3,070

Carrying amount

in € thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Carrying amount as of Dec. 31, 2019	1,094	1,641	633	472	3,840
Carrying amount as of Dec. 31, 2020	1,050	3,673	2,635	2,717	10,075
Carrying amount as of Dec. 31, 2021	2,452	7,351	4,716	2,250	16,768

Investments in property, plant, and equipment made in fiscal year 2021 in the amount of €8,594 thousand (2020: €7,125 thousand, 2019: €1,976 thousand) referred primarily to the expansion of production capacities at the plants in Gilching and Oberpfaffenhofen in Germany. Among other things, this involved significant installations in a rented production hall and the setup of an additional production line. Investments were also made in laboratory and test equipment. A substantial amount was also invested for expansion of the Mynaric USA site in Los Angeles, USA.

In fiscal year 2021, finance expenses in the amount of €154 thousand (2020: €45 thousand, 2019: €1 thousand) were recorded as the cost of property, plant, and equipment in accordance with IAS 23.

20. Right-of-use Assets

Cost

in € thousand	Real estate leases	Other leases	Total
Balance as of Jan. 1, 2019	11	0	11
Additions	7,278	11	7,289
Balance as of Dec. 31, 2019/ Jan. 1, 2020	7,289	11	7,300
Exchange rate differences	(77)	0	(77)
Additions	2,004	8	2,012
Balance as of Dec. 31, 2020/ Jan. 1, 2021	9,216	19	9,235
Exchange rate differences	168	0	168
Additions	1,995	0	1,995
Disposals	(11)	0	(11)
Balance as of Dec. 31, 2021	11,368	19	11,387

Depreciation

in € thousand	Real estate leases	Other leases	Total
Balance as of Jan. 1, 2019	0	0	0
Depreciation for the year	488	2	490
Balance as of Dec. 31, 2019/ Jan. 1, 2020	488	2	490
Exchange rate differences	(2)	0	(2)
Depreciation for the year	801	4	805
Balance as of Dec. 31, 2020/ Jan. 1, 2021	1,287	6	1,293
Exchange rate differences	17	0	17
Depreciation for the year	1,252	5	1,257
Disposals	(7)	0	(7)
Balance as of Dec. 31, 2021	2,549	11	2,560

Carrying amount

in € thousand	Real estate leases	Other leases	Total
Carrying amount as of Dec. 31, 2019	6,801	9	6,810
Carrying amount as of Dec. 31, 2020	7,929	13	7,942
Carrying amount as of Dec. 31, 2021	8,819	8	8,827

The Company has entered into leases for properties as well as operating and office equipment that it uses for its operations. Rental contracts for properties have a term of between five and 10 years. The term for operating and office equipment ranges from three to five years. The obligations of the Company from its lease agreements are collateralized through the lessor’s ownership of the leased assets. Several lease agreements contain extension and termination options that are described in more detail below.

The Company has also entered into lease agreements for properties and operating and office equipment with a term of not more than 12 months, as well as leases for low-value office equipment. For these leases, the Company applies the practical expedients applicable to short-term leases and leases for leases for low-value assets.

The additions presented in the fiscal year in the amount of €1,995 thousand (2020: €2,004 thousand, 2019: €7,278 thousand) relating to property leases mainly concern additional rented space at the site in Los Angeles, USA and a new office in Washington, DC, USA.

The following amounts were recognized in profit or loss:

	For the years ended
in € thousand	December 31, 2021	December 31, 2020	December 31, 2019
Interest expenses for lease liabilities	185	137	92
Expenses for current lease liabilities	13	0	115
Expenses for leases of low-value assets	6	5	18

The Company’s cash outflows for leases amounted to €1,241 thousand in 2021 (2020: €816 thousand, 2019: €664 thousand). In addition, the Company reported non-cash additions to right-of-use assets in the amount of €1,995 thousand in 2021 (2020: €2,012 thousand, 2019: €7,288 thousand) and to lease liabilities in the amount of €1,951 thousand (2020: €1,947 thousand, 2019: €7,190 thousand).

The Company has entered into several leases that include extension or termination options. These options are negotiated by the management in order to manage the portfolio of leased assets flexibly and in line with the Company’s respective operating requirements. The assessment of whether a lessee is reasonably certain to exercise an option to extend or terminate a lease is subject to material judgments by the management (see Note 4. Material judgments, estimates, and assumptions).

Several property leases include extension options. Wherever possible, the Company seeks to include extension options when entering into new leases in order to ensure operational flexibility. The extension options can be exercised only by the Company, not by the lessor. The Company assesses on the commencement date whether an exercise of the extension option is reasonably certain. If a significant event or a significant change in circumstances outside of the Company’s control occurs, the Company reassesses whether the exercise of the extension option is reasonably certain.

The following table shows the undiscounted potential future lease payments from the exercise of extension options:

in € thousand	Within five years	Over five years	Total
Extension options that are not expected to be exercised	838	7,476	8,315

21. Inventories

The break-down of inventories is presented in the table below:

€ thousand	December 31, 2021	December 31, 2020
Raw materials and supplies	6,665	4,061
Work in progress	1,183	1,169
Finished goods	551	0
Total	8,399	5,230

In 2021, inventories of €7,964 thousand (2020: €2,352 thousand, 2019: €428 thousand) were recognized as a cost during the year. During the year ended December 31, 2021 the Company recognized the following write-downs of inventory:

	For the years ended
€ thousand	December 31, 2021	December 31, 2020	December 31, 2019
Write downs of raw material and supplies	2,039	0	0
Write downs of work in progress	397	120	0
Write downs of finished goods	65	0	0
Total	2,501	120	0

The write-downs for the year ended December 31, 2021 referred to the inventories which relate to Condor Mark I and Condor Mark II that were written down to their recoverable amount. The write-downs for the year ended December 31, 2020 referred to the inventories for the Hawk Air Terminals.

22. Trade Receivables

As of December 31, 2020, all trade receivables are denominated in US dollars. The maximum default risk for receivables is their carrying amount. All receivables result from contracts with customers.

in € thousand	December 31, 2021	December 31, 2020
Trade receivables	0	550
Total	0	550

23. Other Financial and Non-Financial Assets

Non-current and current financial and non-financial assets comprise the following:

	December 31, 2021		December 31, 2020
in € thousand	Current	Non-current	Current	Non-current
NON-FINANCIAL ASSETS
Tax receivables	2,175	0	543	0
Prepaid expenses	2,041	0	401	0
Advance payments	1,025	0	194	0
Other	116	0	123	0
Receivables from employees	12	0	1	0
Total	5,369	0	1,262	0
FINANCIAL ASSETS
Security deposits	0	411	0	359
Receivables from suppliers	95	0	76	0
Other	48	0	0	0
Total	143	411	76	359
Total	5,512	411	1,338	359

The maximum default risk for financial assets is their carrying amount.

24. Cash and Cash Equivalents

As of the reporting date, the balance of cash and cash equivalents amounted to €48,143 thousand (previous year: €43,198 thousand) and comprises primarily balances held with banks.

25. Equity

a) Subscribed Capital

a)(i) Issued share capital

As of January 1, 2021, the Company’s share capital amounted to €3,994,734, divided into €3,994,734 bearer shares with a nominal value of €1.00 per share.

During the year ended December 31, 2021, share capital was increased to €5,242,948 through the issuance of a total of 1,248,214 bearer shares with a nominal value of €1.00 per share. This was due to the following transactions:

IPO-capital increase

In connection with the Nasdaq listing in the United States, the Management Board and the Supervisory Board adopted a resolution on November 11, 2021, to increase the Company’s share capital, subject to partial utilization of the 2021/I Authorized Capital, by €1,000,000.00 against cash contributions through the issue of 1,000,000 new no-par value bearer shares with a pro rata amount in the share capital of €1.00 per share. The price was set at USD 16.50 per American Depositary Shares (ADS), whereby four ADS represent one no-par value bearer share of the company.

Greenshoe-Option

In connection with the listing at the Nasdaq, USA the Management Board and the Supervisory Board adopted a resolution on November 14, 2021, to increase the Company’s share capital, subject to partial utilization of the 2021/I Authorized Capital, by €150,000.00 against cash contributions through the issue of 150,000 new no-par value bearer shares with a pro rata amount in the share capital of €1.00 per share. The price was set at USD 16.50 per American Depositary Shares (ADS), whereby four ADS represent one no-par value bearer share of the company.

Convertible bond

On July 31, 2020, the Management Board adopted a resolution, based on the consent of the Supervisory Board, to issue a convertible bond in the amount of €5,000,000 on the basis of the 2020/II Contingent Capital. In accordance with the terms and conditions of the convertible bond, individual bonds with a nominal amount of €100,000.00 each, plus unpaid accrued interest, may be converted into no-par value bearer shares with a pro rata amount in the Company’s share capital of €1.00 per share. The conversion right was exercised based on a conversion declaration dated December 22, 2020. On January 14, 2021, bonds in the amount of €5,000,000, plus interest in a total amount of €500,000, were converted into 98,214 new no-par value bearer shares in the Company’s share capital of €1.00 per share based on a price of € 56.00 per share and with dividend entitlement beginning on January 1, 2020. As a result, the prepaid share reserve shown in the previous year’s financial statements in the amount of € 5,500,000 was transferred to the subscribed capital and the capital reserve.

a)(ii) Conditional capital

On June 12, 2020, the Annual General Meeting resolved to create 2020/I Conditional Capital and an additional 2020/II Conditional Capital, and to reduce the 2017/I Conditional Capital.

2017/I Conditional Capital

After reduction, the 2017/I Conditional Capital dated September 8, 2017 amounts to €1,500.00 and is now used to grant stock option rights to employees of the Company or its affiliates.

2019 Conditional Capital

Based on an authorization of the Annual General Meeting on July 2, 2019, 2019 Conditional Capital was created in the amount of €270,000.00. The Management Board is authorized, subject to the consent of the Supervisory Board, to grant stock option rights for shares to members of the Management Board and to employees of the Company or its affiliates on one or more occasions until December 31, 2022.

2020/I Conditional Capital

Based on an authorization of the Annual General Meeting on June 12, 2020, 2020/I Conditional Capital was created in the amount of €34,473.00. The Management Board is authorized, subject to the consent of the Supervisory Board, to grant stock option rights for shares to members of the Management Board and to employees of the Company or its affiliates on one or more occasions until December 31, 2025.

2020/II Conditional Capital

Based on an authorization of the Annual General Meeting on June 12, 2020, 2020/II Conditional Capital was created, which led to a contingent increase in the Company’s share capital by up to €1,277,893.00 through the issue of up to 1,277,893 new no-par value bearer shares.

The Management Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until July 2, 2025 convertible bonds and/or bonds with warrants issued to the bearer in a total amount of up to €150 million with a term of not more than 20 years, and to grant to the bondholders conversion and/or option rights to new shares of the Company with a pro rata amount in the share capital of up to a total of €1,277,893.00 pursuant to the terms and conditions of the convertible bonds and/or bonds with warrants.

Due to the conversion of convertible bonds in fiscal year 2021, Conditional Capital 2020/II amounts to €1,179,679.00 as of December 31, 2021.

On May 14, 2021, the Annual General Meeting resolved to create 2021/I Conditional Capital and an additional 2021/II Conditional Capital.

2021/I Conditional Capital

Based on an authorization of the Annual General Meeting on May 14, 2021, 2021/I Conditional Capital was created, which led to a contingent increase in the Company’s share capital by up to €457,501.00 through the issue of up to 457,501 new no-par value bearer shares.

The Management Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until May 13, 2026 convertible bonds and/or bonds with warrants issued to the bearer with a term of not more than 20 years, and to grant to the bondholders conversion and/or option rights to new shares of the Company with a pro rata amount in the share capital of up to a total of €457,501.00 pursuant to the terms and conditions of the convertible bonds and/or bonds with warrants.

2021/II Conditional Capital

Based on an authorization of the Annual General Meeting on May 14, 2021, 2021/II Conditional Capital was created which led to a contingent increase in the Company’s share capital by up to €103,321.00 through the issue of up to 103,321 new no-par value bearer shares.

The Supervisory Board is authorized, to grant stock option rights for shares to members of the Management Board of the Company on one or more occasions until May 13, 2026.

a)(iii) Authorized Capital

On May 14, 2021, the Annual General Meeting resolved to create 2021/I Authorized Capital and an additional 2021/II Authorized Capital and to rescind the Authorized Capital 2020.

2021/I Authorized Capital

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026 by up to a total amount of €1,841,827.00 through the issue of up to 1,841,827 new no-par-value bearer shares against cash contributions and/or contributions in kind.

As a result of the capital increases carried out in fiscal year 2021, Authorized Capital 2021/I amounts to €691,827.00 as of December 31, 2021.

2021/II Authorized Capital

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026 by up to a total amount of €204,647.00 through the issue of up to 204,647 new no-par-value bearer shares against cash contributions and/or contributions in kind.

Shareholders’ subscription rights are excluded. Authorized Capital 2021/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs.

b) Capital Reserve

The capital reserve comprises the premiums received in connection with the issuance of new shares, share-based payments, and the costs of capital increases.

c) Prepaid Share Reserve

The prepaid share reserve comprises of not refundable prepaid capital contributions for new shares which are not issued as of December 31, 2020.

The in the financial statements as of December 31, 2020 reported prepaid share reserve was due to the following transaction:

•

On July 31, 2020, the Management Board adopted a resolution, based on the consent of the Supervisory Board, to issue a convertible bond in the amount of €5,000,000.00 on the basis of the 2020/II Contingent Capital. In accordance with the terms and conditions of the convertible bond, individual bonds with a nominal amount of €100,000.00 each, plus unpaid accrued interest, may be converted into no-par value bearer shares with a pro rata amount in the Company’s share capital of €1.00 per share. The conversion right was exercised based on a conversion declaration dated December 22, 2020. On January 14, 2021, 50 individual bonds in the amount of €5,000,000, plus any unpaid interest accrued by December 31, 2020 and the special interest payment in a total amount of €500,000, were converted into 98,214 new no-par value bearer shares with a pro rata amount in the Company’s share capital of €1.00 per share at a price of €56.00 per share and with dividend entitlement beginning on January 1, 2020.

d) Exchange Rate Differences

The reserve for exchange rate differences comprises all currency translation differences arising due to the translation of the financial statements of foreign operations.

26. Provisions

Current and non-current provisions changed as follows:

in € thousand	Jan. 1, 2021	Utilization	Reversals	Additions	Dec. 31, 2021
Litigation	1,005	22	200	0	783
Asset retirement obligations	164	0	0	42	206
Onerous contracts	0	0	0	240	240
Other	8	0	6	3	5
Total	1,177	22	206	285	1,234

	thereof non-current
Asset retirement obligations	164	0	0	42	206
Other	8	0	6	3	5
Total	172	0	6	45	211

27. Contract Liabilities

The contract liabilities in the amount of €307 thousand (previous year: €1,196 thousand) consist of payments made by customers in fiscal year 2021 and 2020 presented in accordance with IFRS 15.

28. Trade and Other Payables

The following table shows the breakdown of the trade and other payables:

in € thousand	December 31, 2021	December 31, 2020
Trade payables	4,377	1,710
Other accruals	4,019	3,418
Total	8,396	5,128

29. Other Financial and Non-financial Liabilities

Current financial and non-financial liabilities comprise the following:

in € thousand	December 31, 2021	December 31, 2020
NON-FINANCIAL LIABILITIES
Liabilities for, social security and payroll tax	435	382
Other	1,888	5
Total	2,323	387
FINANCIAL LIABILITIES
Other financial liabilities	37	24
Total	37	24
Total	2,360	411

The Company received a payment from a customer in the amount of €1,888 thousand in the financial year 2021. However, the underlying agreement does not constitute a contract within the meaning of IFRS 15, as it is only a framework agreement regarding the future ordering of terminals. Thus, a presentation of the agreement based on the specific requirements of IFRS 15 for contracts is not appropriate. Mynaric has therefore recognized the payment received from the customer as other liability. The liability is recognized as other liabilities until a contract exists or the requirements of IFRS 15.15 for recognition in profit or loss are met.

30. Statement of Cash Flows

The cash funds correspond to cash and cash equivalents as of the reporting date, comprising primarily cash on hand and bank balances.

Reconciliation of movements in liabilities to cash flows from financing activities

The reconciliation of liabilities to the cash flows from financing activities required to be disclosed in accordance with IAS 7.44 is as follows:

			Non-cash changes
€ thousand	Balance as of Jan. 1, 2021	Changes arising from cash flows	Additions	Disposals	Unpaid interest	FX	Reclassifications	Balance as of Dec. 31, 2021
Short-term loans	0	0	7,500	(7,500)	0	0	0	0
Lease liabilities	7,956	(1,056)	1,951	0	0	176	0	9,027
Total	7,956	(1,056)	9,451	(7,500)	0	176	0	9,027

			Non-cash changes
€ thousand	Balance as of Jan. 1, 2020	Changes arising from cash flows	Additions	Disposals	Unpaid interest	FX	Reclassifications	Balance as of Dec. 31, 2020
Convertible bonds	0	5,000	5,000	0	500	0	(5,500)	0
Short-term loans	0	0	2,500	(2,500)	0	0	0	0
Lease liabilities	6,762	(675)	1,947	0	0	(78)	0	7,956
Total	6,762	4,325	9,447	(2,500)	500	(78)	(5,500)	7,956

			Non-cash changes
€ thousand	Balance as of Jan. 1, 2019	Changes arising from cash flows	Additions	Disposals	Unpaid interest	FX	Reclassifications	Balance as of Dec. 31, 2019
Lease liabilities	11	(439)	7,190	0	0	0	0	6,762

The reclassification of the convertible bond refers to the non-cash conversion of the convertible bond into shares of Mynaric AG, which are shown as prepaid share reserve as of December 31, 2020.

31. Related Party Disclosures

In accordance with IAS 24 (Related Party Disclosures), persons or companies which are influenced by the reporting entity or which can exert influence on the reporting entity must be disclosed unless such parties are already included in the consolidated financial statements as a consolidated company. Key management personnel consist of the members of the Management and the Supervisory boards.

a) Related party transactions

In addition to the members of the Management Board and the Supervisory Board, related persons include Ms. Knapek. Ms. Knapek is the spouse of Markus Knapek, a former member of the management board and a significant shareholder in Mynaric AG. Ms. Knapek was a part-time employee with the Mynaric AG from June 2016 to January 2021.

The following entities are deemed to be related parties of the Company:

•	MCConsult Dr. Peschko, Gilching (previously: Adelanto management services s.I.)

•	Pinsent Masons LLP, Munich

MCConsult Dr. Peschko is a company owned by Dr. Wolfram Peschko, a former Management Board member who resigned in fiscal year 2020, which provides advisory services for the Company. During the years ended December 31, 2020 and 2019, related party expenses involving MCConsult Dr. Peschko amounted to €825 thousand, and €274 thousand, respectively. As of December, 31, 2020, the Company had trade and other payables totaling €591 thousand, respectively, due to MCConsult Dr. Peschko.

Pinsent Masons LLP is a law firm in which Mr. Mayrhofer, a former member of the Supervisory Board who resigned in fiscal year 2020, is a partner which provides legal advisory services for the companies of the Mynaric Group. During the years ended December 31, 2020 and 2019, related party expenses involving Pinsent Masons LLP amounted to €135 thousand, and €75 thousand, respectively. As of December 31, 2020, the Company had trade and other payables totaling €12 thousand, due to Pinsent Masons LLP.

Apeiron Investment Group Ltd. (“Apeiron”), a shareholder of Mynaric AG, and Bulent Altan, the Chief Executive Officer and a member of the management board of Mynaric AG, entered into an option agreement, dated August 13, 2019 (as amended), under which Apeiron granted Mr. Altan the right to acquire 56,700 no-par value bearer shares of the Company at a price of €25.00 per share (the “Altan Option Agreement”). Under the Altan Option Agreement, Mr. Altan was initially entitled to exercise the option during a four-week exercise period following written notice by Apeiron that certain conditions precedent under the agreement have been met (the “Initial Exercise Period”). While the Initial Exercise Period would have expired in December 2020, Apeiron and Mr. Altan agreed to extend the exercise period under the Altan Option Agreement to December 31, 2022. As of today, the option under the Altan Option Agreement has not been exercised.

b) Remuneration for members of the Management Board

The Supervisory Board determines the total remuneration for members of the Management Board. It also reviews and resolves upon the remuneration system as well as the appropriateness of the total compensation of the respective Management Board members, including the significant contractual elements.

The objective of the remuneration of the Management Board is to provide an adequate compensation for personal performance – considering the Company’s economic performance – and to provide an incentive for successful corporate governance. In this context, the remuneration is in line with the Company’s size as well as industry- and country-specific standards.

The remuneration for Management Board members consists of three components:

•	a non-performance-related remuneration (fixed remuneration),

•	performance-related bonuses,

•	and stock options.

The overall remuneration for the members of the Management Board (excluding stock options and fringe benefits) comprises approximately 66% in fixed remuneration and 33% in performance-related remuneration in the event of 100% target achievement.

Non-performance-related remuneration

The fixed, non-performance-related remuneration comprises the basic remuneration and fringe benefits that may vary over the years, depending on the person involved or the occurrence of certain events.

The amount of the fixed remuneration depends on delegated functions and responsibilities as well as the general conditions customary to the industry and the market. These conditions relate primarily to other listed small- and medium-sized companies from the technology industry and related sectors. The fixed remuneration is paid in monthly installments.

Fringe benefits mainly include expenses for company housing for members of the Management Board. Members also receive taxable in-kind benefits.

Performance-related remuneration

The performance-related remuneration comprises two components: the first is agreed upon with the Supervisory Board on an annual basis, and the second is a strategic special component.

The component agreed upon with the Supervisory Board on an annual basis generally consists of two elements based on the Company’s economic performance and achievement of the annual budget as approved by the Supervisory Board. The bonus can be a maximum of 200% in the case of overachievement.

The strategic special component is a reward for the Management Board member’s performance in acquiring strategic investors for the Company.

Stock options

The third remuneration component comprises stock options granted to selected employees in the form of stock options from Stock Option Plans 2017, 2018, 2019, 2020 and 2021, in which the Management Board members also participate. A stock option right entitles the holder to the right to purchase Company shares at the respective exercise price. The vesting period for exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period, provided that the performance target has been achieved.

In the context of these plans, stock options were issued to the Management Board in 2019, 2020 and 2021, which entitle the holder to subscribe to Mynaric AG shares. Detailed information about the granted stock options are presented in Note 9. a) Share-based payments.

Remuneration granted

The remuneration granted to the Management Board in fiscal year 2021 is broken down as follows:

			Long-term variable remuneration
Year	Basic remuneration in € thousand	Short-term variable remuneration in € thousand	Number of stock options granted	Recognized as expense in € thousand	Total in € thousand
2021	713	113	100,000	332	1,158
2020	525	357	30,000	549	1,431

In 2020 a severance payment of €691 thousand was granted to Dr. Peschko, a former member of the Management Board of Mynaric AG who resigned in fiscal year 2020. Mr. Edler von Janecek, who also resigned from the Management Board in 2020, was granted a severance payment in the amount of €263 thousand in last reporting period 2020.

The chairman of the Management Board, Bulent Altan, received remuneration for his activities as CEO of the subsidiary Mynaric USA Inc., which is already included in the remuneration granted and paid. The other Management Board members did not receive any remuneration during their term for their activities in a subsidiary of Mynaric AG.

c) Supervisory Board remuneration

The remuneration system of the Supervisory Board is based on the Company’s size, the duties and responsibilities of the Supervisory Board members, and the Company’s economic situation and expected future development. The remuneration of the Supervisory Board is governed by section 14 of the Company’s Articles of Association, which was amended on the Annual General Meeting on May 14, 2021. Accordingly, the Supervisory Board members receive a fixed annual remuneration, payable after the end of the fiscal year. The remuneration amounts to €30,000 per year, with the chairman receiving twice that amount and the deputy chairman receiving one and a half times this amount. An attendance fee of €500 are paid for Supervisory Board meetings. Members of the Supervisory Board receive reimbursement for their out-of-pocket expenses, however, as well as reimbursement of the value-added tax on their remuneration and out-of-pocket expenses. In addition, the Company bears the costs of D&O liability insurance for the Supervisory Board members. The Company does not grant any loans to the Supervisory Board members.

The annual remuneration for the Supervisory Board in fiscal year 2021 is as follows:

€ thousand	For the years ended
	December 31, 2021	December 31, 2020
Dr. Manfred Krischke	80	40
Peter Müller-Brühl	50	20
Dr. Gerd Gruppe	39	30
Steve Geskos	32	0
Wincent Wobbe	19	0
Thomas Hanke	16	11
Dr. Thomas Billeter	15	20
Hans Koenigsmann	12	0
Thomas Mayrhofer	0	9
Total	263	130

Shareholdings of management and supervisory board members

Based on available information, the board members have the following shareholdings:

Number of shares	December 31, 2021	December 31, 2020	Change
Peter Müller-Brühl	4,445	4,445	0
Joachim Horwath	220,527	396,940	(176,413)
Bulent Altan	1,136	0	1,136
Stefan Berndt-von Bülow	174	0	174

32. Financial Instruments and Financial Risk Management

a) Financial instruments

The financial instruments were allocated to the following categories:

€ thousand	December 31, 2021		December 31, 2020
	Current	Non- current	Current	Non- current
Amortized cost (AmC)
Other financial assets	143	411	76	359
Cash and cash equivalents	48,143	0	43,198	0
Trade receivables	0	0	550	0
Total	48,286	411	43,824	359
Cost (FLAC)
Trade and other payables	8,396	0	5,128	0
Lease liabilities	1,638	7,389	1,156	6,800
Other financial liabilities	37	0	24	0
Total	10,071	7,389	6,308	6,800

For other financial assets, trade receivables, and cash and cash equivalents, it is assumed that their carrying amounts correspond to their fair values due to their short terms.

The carrying amount of non-current financial assets of the AmC category approximates the fair value. Any difference between carrying amount and fair value are immaterial due to the current low interest rate environment.

The carrying amount of current financial liabilities measured at amortized cost (FLAC), such as trade payables and other financial liabilities, corresponds to the fair value due to their short terms. The lease liabilities are discounted in accordance with the requirements set out in IFRS 16.

The net gains/losses by measurement category are as follows:

2021 in € thousand			Other income and expense items, or gain and loss items
Financial assets	AmC	Measured at amortized cost	0

2020 in € thousand			Other income and expense items, or gain and loss items
Financial assets	AmC	Measured at amortized cost	0

b) Financial risk management

The Group is exposed to the following risks from the use of financial instruments:

•	Credit risk (see b)(i))

•	Liquidity risk (see b)(ii))

•	Market risk (see b)(iii))

Principles of risk management

The Management Board of the Company is responsible for the structure and control of the Group’s risk management. For this purpose, the Management Board has appointed employees who are responsible for monitoring and developing the Group’s risk management policies. The employees submit regular reports to the Management Board about their activities. The risk management policies and the risk management systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

Capital risk management

The Group’s primary financial objectives include increasing the enterprise value on a sustained basis, ensuring solvency at all times to safeguard the Company’s viability as a going concern, and maintaining an optimal capital structure. Ensuring sufficient available liquidity is of key significance in this context. These objectives are managed by means of an integrated controlling concept, in which as part of the monthly closing process, management is provided with current indicators for various items of the financial statements and therefore also for changes in equity, and as the basis for necessary entrepreneurial decisions. The equity ratio as of December 31, 2021 was 78.6% (previous year: 81.7%). The equity ratio was positively affected by contributions to subscribed capital and the capital reserves from the capital increases made in fiscal year 2021. The equity ratio was calculated as the ratio of total equity to total assets. There have been no changes in the Group’s overall strategy relative to 2020.

b)(i)	Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Group’s trade receivables and its cash and cash equivalents. The carrying amounts of the other financial assets and of contract assets correspond to the maximum credit risk exposure.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information. The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held) or the financial assets Is more than 90 days past due.

Impairments of financial assets are recognized in profit or loss as follows:

(i) Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, the Group’s Management Board also considers the factors that may influence the credit risk of the customer base, including the credit risk associated with the industries, countries, and regions in which the customers are operating.

Detailed disclosures concerning the concentration of revenue in particular areas/regions can be found in Note 5. Segment reporting and information on geographical areas.

The Group has a receivables management system that facilitates initial and ongoing analysis of customer creditworthiness individually. This analysis comprises external ratings, information by credit agencies (if available), industry information, and, in some cases, information provided by banks. Prior to entering into business relationship with a customer, a member of the sales department enters the opportunity in a “sales triage” tool which analyzes key facets of the opportunity. The Group limits its credit risk from trade receivables by determining a maximum.

The overall credit risk exposure is considered low.

(ii) Other financial assets

As of the reporting date, other non-current financial assets primarily include security deposits for rental agreements of the Mynaric Group. Other current financial assets include mainly receivables from suppliers.

The credit risk exposure resulting from receivables from security deposits is considered low since the deposits are hold at separate accounts restricted from usage for other purposes.

(iii) Cash and cash equivalents

The estimated loss allowance for cash and cash equivalents was calculated based upon expected losses within 12 months and reflects the short terms to maturity. As of December 31, 2021, the expected credit loss is not material and therefore was not recorded.

b) (ii) Liquidity risk

Liquidity risk is the risk that the Group might not be able to settle its financial liabilities as contractually agreed by delivering cash or other financial assets. The Group’s objective for liquidity management is to ensure that to the extent possible, sufficient cash funds are available at all times to be able to meet its payment obligations when due under both normal and stress scenarios, without having to bear any unsustainable losses or damage to the Group’s reputation.

The Group uses activity-based cost accounting to calculate the costs of its product and services. This enables the Group to monitor cash requirements and to optimize cash inflows on capital employed.

Prudent liquidity risk management means being able to meet obligations when due at any time and, beyond that, maintaining sufficient cash and cash equivalents for unplanned expenditures. Management applies rolling forecasts to monitor cash and cash equivalents based upon expected cash flows. This is generally done centrally for the Group. To ensure the Group’s solvency and its viability as a going concern, it is necessary to implement the adapted profit and liquidity planning for the years 2022 and 2023 and to ensure that financing is provided on an as-needed basis in the form of debt or equity capital. The successful US IPO in November 2021 with total gross proceeds of USD 75.9 million resulted in an improvement of liquidity. Overall, the liquidity risk exposure is to be estimated at the same level as in the previous year, due to corresponding increase in the cost structure resulting to the strong growth of the company.

On May 2, 2022, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of €25 million until June 30, 2023. A loan in a nominal amount of €10 million is to be disbursed hereunder on May 3, 2022. The remaining credit line can be drawn in several tranches (each tranche not to exceed €5 million) from October 1, 2022 onwards, if and to the extent that the outstanding loan amount immediately following the requested utilization would not exceed 10% of the Company’s market capitalization (based on the volume-weighted average price (VWAP) of the Company’s share on the ten trading days preceding the delivery of the utilization request). We may therefore not be able to fully draw down the remaining loan amount under the credit agreement. Outstanding loans under the credit agreement bear interest at a rate of 1% per beginning 30-day period commencing in 2022 and 1.25% on any outstanding loan amount per beginning 30-day period commencing in 2023. The credit agreement also requires us to pay a commitment fee totaling 6% of the aggregate commitments of €25 million. The commitment fee and interest on the drawn amount are due and payable together with the repayment of the loan amount(s). The availability of the credit line terminates prior to the final maturity on June 30, 2023, and all amounts outstanding thereunder become due, upon the completion of a capital increase by the Company of more than 10% of the currently outstanding registered capital (i.e., € 5,242,948.00).

The following table shows the remaining contractual terms of financial liabilities as of the reporting date, including estimated interest payments. The amounts presented are undiscounted gross amounts, including contractual interest payments but excluding the presentation of netting effects.

December 31, 2021
in € thousand	Carrying amount	less than 1 year	between 1 and 2 years	between 3 and 5 years	more than 5 years	Total
Trade and other payables	8,396	8,396	0	0	0	8,396
Lease liabilities	9,027	1,640	1,605	3,148	3,328	9,721
Current other financial liabilities	37	37	0	0	0	37
Total	17,460	10,073	1,605	3,148	3,328	18,154

December 31, 2020
in € thousand	Carrying amount	less than 1 year	between 1 and 2 years	between 3 and 5 years	more than 5 years	Total
Trade and other payables	5,128	5,128	0	0	0	5,128
Lease liabilities	7,956	1,168	1,191	2,392	3,849	8,600
Current other financial liabilities	24	24	0	0	0	24
Total	13,108	6,320	1,191	2,392	3,849	13,752

b) (iii) Market risk

Market risk is the risk that market prices, such as exchange rates, interest rates, or share prices, can change and thus can affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable ranges, while simultaneously optimizing yield.

(i) Currency risk

The Group is exposed to transactional foreign currency risks to the extent that currencies in which sales and purchase transactions as well as receivables and lending transactions are denominated do not correspond to the functional currency of the Group companies. The functional currencies of the Group companies are the Euro and the US dollar. The transactions mentioned above are mainly denominated in Euro, USD, RMB, GBP and CHF.

Effects of currency risk

The following is a summary of quantitative information about the Group’s currency risk exposure provided to Group management:

December 31, 2021
in thousand	EUR	USD
Intercompany receivables	0	4,384
Other financial assets	0	33
Cash and cash equivalents	0	32,713
Intercompany payables	6,494	503
Trade payables	0	83
Other liabilities	0	185
Net statement of financial position exposure	(6,494)	36,359

December 31, 2020
in thousand	EUR	USD
Cash and cash equivalents	0	961
Intercompany-Loan	4,653	0
Trade payables	0	99
Net statement of financial position exposure	(4,653)	862

Sensitivity analysis

A potential appreciation (depreciation) of EUR, USD against other currencies as of December 31 would have influenced the measurement of financial instruments denominated in foreign currency and would have affected equity and profit or loss in the amounts presented below. The analysis assumes that all other influencing factors, above all the interest rates, remain constant. The effects of the forecast sales and purchase transactions are ignored.

	Effects on Group profit/loss
	2021		2020		2019
	Changes in exchange rates		Changes in exchange rates		Changes in exchange rates
in € thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	(328)	328	(262)	262	(173)	173
USD	1,818	(1,818)	35	(35)	78	(78)
Total	1,490	(1,490)	(227)	227	(95)	95

	Effects on Group equity
	2021		2020		2019
	Changes in exchange rates		Changes in exchange rates		Changes in exchange rates
in € thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	(325)	325	(233)	233	(167)	167
USD	1,818	(1,818)	35	(35)	78	(78)
Total	1,493	(1,493)	(198)	198	(89)	89

The following exchange rates were used:

	Average rate			Spot exchange rate as of the reporting date
	2021	2020	2019	2021	2020	2019
EUR/USD	0.84819	0.87322	0.88258	0.88292	0.81540	0,89160

(ii) Interest rate risk

As of the reporting date, the Group does not have any interest-bearing financial assets or interest-bearing financial liabilities. As a result, there are no specific interest rate risks.

33. Contingent Liabilities, Commitments, and Other Financial Obligations

a) Contingent liabilities

Within the course of its ordinary activities, the Group may be involved in legal disputes from time to time.

Based on the assessment of the Management Board and legal counsel, there are no additional claims beyond the litigation risks reported in the provisions that may be significant with regard to the Company’s business and its financial position and performance.

b) Commitments

As in the previous year, there are no commitments arising under guarantees.

c) Other financial obligations

Other financial obligations as of December 31, 2021 are as follows:

December 31, 2021
in € thousand	up to 1 year	1 to 5 years	>5 years	Total
Incidental rental costs	161	641	373	1,176
Software and licenses	924	1,876	0	2,800
Other	256	6	0	263
Total	1,342	2,523	373	4,239

The significant amount in financial obligations from software and licenses includes an agreement for the use of SAP. The other obligations are primarily service contracts.

In addition, there are financial obligations from outstanding purchase orders for intangible assets and Property, plant and equipment in the following amounts:

€ thousand	December 31, 2021
Intangible assets	41
Property, plant and equipment	2,736
Total	2,777

34. Events after the reporting date

Russo-Ukrainian War

In February 2022, the government of Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on our liquidity and capital management.

Credit Agreement

On May 2, 2022, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of €25 million until June 30, 2023.

Rent Agreement

Mynaric intends to further expand its office space in 2023 in order to prepare for future growth. For this reason, the Company signed a lease agreement for a new location in Munich in January 2022. The new location offers 11,000 square meters or 120,000 square feet floorspace and allows for up to 400 employees working in production, testing, engineering and administration. The initial lease term will be 10 years, starting earliest in July 2023. Initial rent is €289,000 per month. For purposes of adapting the facility to Mynaric’s needs, Mynaric will pay to the landlord an additional fee of €1.1 million following payment of the first month’s rent.

Mynaric Government Solutions, Inc.

On April 28, 2022, Mynaric Government Solutions, Inc. was incorporated in the USA, as a corporation under the laws of the State of Virginia. Mynaric Government Solutions Inc. is a wholly owned subsidiary of Mynaric AG. The company was founded for the purpose of giving the Mynaric Group access in the future to customer orders from the US government that are subject to special classification rules. This was previously not possible. In order for companies with a foreign parent company to obtain a clearance from the US government, special requirements of the US government must be observed. In the future, these requirements are to be met and implemented via the newly established company.

Gilching, May 6, 2022