Form 20-F/A
period 2021-12-31
Mynaric AG
filed 2022-06-01
CIK 1850453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F/A
Amendment No. 1

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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depository Shares	MYNA	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	—	The Nasdaq Stock Market LLC (1)
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

Explanatory Note
This Amendment No. 1 to the Annual Report on Form 20-F of Mynaric AG (the “Company”) amends the Company’s Annual Report on
Form 20-F for
the year ended December 31, 2021 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on May 6, 2022. The Company is filing this Amendment No. 1 solely to file Exhibit 101, which was not included in the Original 20-F, in accordance with Rule 405 of Regulation S-T. Exhibit 101 contains interactive data files in Inline eXtensible Business Reporting Language (XBRL).
Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to May 6, 2022.

PART III

ITEM 19. EXHIBITS.

Exhibits	Description
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

MYNARIC AG

By:	/s/ Emin Bulent Altan
Name: Emin Bulent Altan
Title: Chief Executive Officer

By:	/s/ Stefan Berndt-von Bülow
Name: Stefan Berndt-von Bülow
Title: Chief Financial Officer
Date: June 1, 2022

MYNARIC AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG AG WIRTSCHAFTSPRÜFUNGSGESELLSCHAF
T, MUNICH, GERMANY (PCAOB ID: 1021)
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
Any intragroup balances, income and expenses, unrealized gains and losses, and dividends from intragroup transactions are eliminated.
Set out below is the list of consolidated subsidiaries:

Company name	Shareholding in %	Consolidation
Mynaric Lasercom GmbH, Gilching	100.0	fully consolidated
Mynaric Systems GmbH, Gilching 1	100.0	fully consolidated
Mynaric USA, Inc., Los Angeles	100.0	fully consolidated

1	Mynaric Systems GmbH was founded on March 15, 2019.
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
Litigation risks and governmental proceedings
Legal proceedings and government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises material judgment in determining the litigation risks, based on the assessment from internal and external lawyers. In 2020, the German Federal Financial Supervisory Authority (
Bundesanstalt für Finanzdienstleistungsaufsicht
, “BaFin”) initiated an investigation against the Company on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 of the European Market Abuse Regulation (“MAR”). Should an administrative offence be found, the amount of any fine would depend on BaFin’s determination of the severity of the offence. Our best estimate is that the minimum fine of €225,000 will be imposed. The maximum possible amount of such fine is the highest of (i) €2.5 million, (ii) 2% of our total revenue in the financial year preceding the year in which BaFin imposes a fine, and (iii) three times the amount of any commercial advantage we may have had as a result of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para.
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
The Air segment includes the Company’s HAWK AIR terminals. The Space segment includes the Company’s CONDOR terminals.

	Fiscal year 2021
in € thousand	Air	Space	Not allocated		Consolidated
Revenue	0	2,355	0		2,355
Operating profit/loss	(10,793)	(30,082)	(1,489	) 1)	(42,364)
Interest and similar expenses					(2,148)
Net foreign exchange gain / (loss)					826
Net Finance costs					(1,322)
Profit/loss before taxes					(43,686)
Income tax expense					(1,791)
Consolidated net profit/loss					(45,477)

1)	Including costs for audit of the financial statements as well as Supervisory Board remuneration and IPO-related costs which are not directly incremental.

	Fiscal year 2020
in € thousand	Air	Space	Not allocated		Consolidated
Revenue	589	90	0		679
Operating profit/loss	(6,423)	(12,391)	(443	) 2)	(19,257)
Interest and similar income					18
Net foreign exchange gain / (loss)					(531)
Net Finance costs					(513)
Profit/loss before taxes					(19,770)
Consolidated net profit/loss					(19,770)

2)	Including costs for preparation of the financial statements and for audit of the financial statements as well as Supervisory Board remuneration.

	Fiscal year 2019
in € thousand	Air	Space	Not allocated		Consolidated
Revenue	0	114	0		114
Operating profit/loss	(3,767)	(5,091)	(1,220	) 3)	(10,078)
Interest and similar income					73
Net foreign exchange gain / (loss)					109
Net Finance costs					182
Profit/loss before tax					(9,896)
Consolidated net profit/loss					(9,896)

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

	Effects on Group profit/loss
	2021		2020		2019
	Changes in exchange rates		Changes in exchange rates		Changes in exchange rates
in € thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	(328)	328	(262)	262	(173)	173
USD	1,818	(1,818)	35	(35)	78	(78)
Total	1,490	(1,490)	(227)	227	(95)	95

	Effects on Group equity
	2021		2020		2019
	Changes in exchange rates		Changes in exchange rates		Changes in exchange rates
in € thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	(325)	325	(233)	233	(167)	167
USD	1,818	(1,818)	35	(35)	78	(78)
Total	1,493	(1,493)	(198)	198	(89)	89
The following exchange rates were used:

	Average rate			Spot exchange rate as of the reporting date
	2021	2020	2019	2021	2020	2019
EUR/USD	0.8481 9	0.87322	0.88258	0.88292	0.81540	0,89160
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