Form 20-F
period 2022-12-31
Mynaric AG
filed 2023-05-01
CIK 1850453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
5,668,391 ordinary shares, no par value.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

i

ii

iii

INTRODUCTION

We conduct our business through Mynaric AG, a German stock corporation (Aktiengesellschaft). Unless otherwise indicated or the context otherwise requires or where otherwise indicated, the terms “Mynaric,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Mynaric AG together with its subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant aspects from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our results of operations and financial condition as reflected by our IFRS financial statements that are included in this Annual Report on Form 20-F (“Annual Report”) may differ substantially from the results of operations and financial condition that would be reflected by financial statements prepared in accordance with U.S. GAAP. We have not prepared a reconciliation of our financial information to U.S. GAAP or a summary of significant accounting differences between IFRS and U.S. GAAP, nor have we otherwise reviewed the impact the application of U.S. GAAP would have on our financial reporting.

Our consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Annual Report and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Annual Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars. For the convenience of the reader, we have translated some financial information into U.S. dollars. Unless otherwise indicated, these translations were made based on the Euro/U.S. dollar exchange rate published by the European Central Bank on December 30, 2022, which was €1.00 to $1.0666.

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Annual Report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Air Force Magazine, ArkInvest, Aviation Week Network, Breaking Defense, C4ISRNet, Congressional Research Service, German Aerospace Center, Grand View Research, MarketsandMarkets, Morgan Stanley (Space Economy), National Defense Magazine, ResearchandMarkets, Space Capital, Space News, UCS Satellite Database, The National Interest, the U.S. Air Force, Via Satellite, and the Stockholm International Peace Research Institute.

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

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Annual Report are without the ® and ™ symbols, but such

i

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

“PWSA” refers to the SDA’s Proliferated Warfighter Space Architecture.

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

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors,” the following:

•

we are a development-stage company with a history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern; we may never be able to execute our business strategy, generate revenue or reach profitability;

•	our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication networks;

•	our prospects and operations may be adversely affected by changes in government spending and general economic conditions, which may negatively affect demand for laser communication solutions;

•	the potential customer base for the use of our products is limited;

•	our business is affected by the implementation of industry standards guaranteeing interoperability between laser communication products of different vendors, which could be unsuccessful;

•	we may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market position;

•	industry consolidation may give our competitors advantages over us, which could result in a loss of customers and/or a reduction of our revenue;

•	we use innovative technologies and solutions in our products, which may not be fully functional, and the initial deployment of our products by customers could prove unsuccessful;

•

we depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers or any general disruptions to global supply chains may subject us to external procurement risks that negatively affect our business;

•

defects or performance problems in our products could result in a loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	our sales cycle can be long and sophisticated as well as requiring considerable time and expense;

•	orders included in our optical communications terminal backlog may not result in actual revenue and are an uncertain indicator of our future earnings;

•	we have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders;

•	we may not be able to obtain sufficient financing for our operations and ongoing growth of our business;

•

the covenants under our credit agreement 2023 impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of this agreement, which could accelerate our repayment of funds;

•	a change of control could result in substantial repayment obligations under our credit agreement 2023;

•

we may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals;

•	we are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies;

•

we are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;

•	our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security;

•	we are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties;

•	our operations, or those of our suppliers and other business partners, could be adversely affected as a result of disasters or unpredictable events;

•

adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our business operations and our financial condition;

•	we are subject to regulatory risks, in particular related to sanctions laws and governmental export controls, that could limit our customer base and result in higher compliance costs;

•	if we do not maintain required security clearances from, and comply with our security agreements with, the U.S. government, we may not be able to enter into future contracts with the U.S. government;

•	our business is and could become subject to a wide variety of extensive and evolving government laws and regulations; any failure to comply could have a material adverse effect on our business;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business;

•

regulations related to conflict minerals and other supply chain regulations such as the German Supply Chain Act may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals and other materials used in the manufacturing of our products;

•	we may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology;

•	we may be involved in legal proceedings based on the alleged violation of intellectual property rights, which may be time-consuming and incur substantial costs;

•

we have been and may become involved in litigation, administrative and regulatory proceedings, which require significant attention and could result in significant expense to us and disruptions to our business;

•	we may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers;

•	we may become exposed to unforeseen tax consequences as a result of our international operations;

•

we have identified material weaknesses in our internal control over financial reporting; if we are unable to successfully remediate these material weaknesses and to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our results or prevent fraud; and

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

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or operating results. For a more complete discussion of the material risks facing our business, see “Item 3. Key Information—D. Risk Factors”:

•

we are a development-stage company with a history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern; we may never be able to execute our business strategy, generate revenue or reach profitability;

•	our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication networks;

•	our prospects and operations may be adversely affected by changes in government spending and general economic conditions, which may negatively affect demand for laser communication solutions;

•	the potential customer base for the use of our products is limited;

•	our business is affected by the implementation of industry standards guaranteeing interoperability between laser communication products of different vendors, which could be unsuccessful;

•	we may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market position;

•	industry consolidation may give our competitors advantages over us, which could result in a loss of customers and/or a reduction of our revenue;

•	we use innovative technologies and solutions in our products, which may not be fully functional, and the initial deployment of our products by customers could prove unsuccessful;

•

we depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers or any general disruptions to global supply chains may subject us to external procurement risks that negatively affect our business;

v

•

defects or performance problems in our products could result in a loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products;

•	our sales cycle can be long and sophisticated as well as requiring considerable time and expense;

•	orders included in our optical communications terminal backlog may not result in actual revenue and are an uncertain indicator of our future earnings;

•	we have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders;

•	we may not be able to obtain sufficient financing for the operations and ongoing growth of our business;

•

the covenants under our credit agreement 2023 impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of this agreement, which could accelerate our repayment of funds;

•	a change of control could result in substantial repayment obligations under our credit agreement 2023;

•

we may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals;

•	we are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies;

•

we are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;

•	our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security;

•	we are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties;

•	our operations, or those of our suppliers and other business partners, could be adversely affected as a result of disasters or unpredictable events;

•

adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our business operations and our financial condition;

•	we are subject to regulatory risks, in particular related to sanctions laws and governmental export controls, that could limit our customer base and result in higher compliance costs;

•	if we do not maintain required security clearances from, and comply with our security agreements with, the U.S. government, we may not be able to enter into future contracts with the U.S. government;

•	our business is and could become subject to a wide variety of extensive and evolving government laws and regulations; any failure to comply could have a material adverse effect on our business;

•	positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business;

•

regulations related to conflict minerals and other supply chain regulations such as the German Supply Chain Act may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals and other materials used in the manufacturing of our products;

•	we may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology;

•	we may be involved in legal proceedings based on the alleged violation of intellectual property rights, which may be time-consuming and incur substantial costs;

•

we have been and may become involved in litigation, administrative and regulatory proceedings, which require significant attention and could result in significant expense to us and disruptions to our business;

•	we may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers;

•	we may become exposed to unforeseen tax consequences as a result of our international operations;

•

we have identified material weaknesses in our internal control over financial reporting; if we are unable to successfully remediate these material weaknesses and to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud; and

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

General Risks Related to Our Business Activities and Our Markets

We are a development-stage company with a history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern. We may never be able to execute our business strategy, generate revenue or reach profitability.

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

We have a history of net losses and negative net cash used in operating activities since our inception and we expect losses and negative net cash used in operating activities to continue for the foreseeable future. For the years 2022, 2021 and 2020, we incurred consolidated net losses of €73.8 million, €45.5 million and €19.8 million, respectively. As of December 31, 2022, 2021 and 2020, we had an accumulated deficit of €166.5 million, €92.8 million and €47.3 million, respectively. For the years ended December 31, 2022, 2021 and 2020, we had negative net cash used in operating activities of €50.2 million, €39.4 million and €16.9 million, respectively. We expect that we will incur additional significant expenses as we continue to conduct research, expand and refine our technology, and further develop our products. We will also incur significant expenses related to preparations for the commercialization of our products, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. We will not be able to cover our expenses with revenues at least until such time at which we begin material deliveries of our products and significantly increase the scale of our operations and, therefore, intend to use the proceeds from recent debt and equity financings to cover our ongoing and future expenses.

Based on our liquidity position as of the date of this Annual Report and our management’s forecast of sources and uses of cash and cash equivalents, we believe that we have sufficient liquidity to finance our operations over at least the next twelve months from the date of this Annual Report. However, there can be no assurance that revenue and cash-in from customer contracts will be generated in the amount as expected or at the time needed. A shortfall of revenues and of the corresponding cash-in from customer contracts compared to the budget could require additional external financing to meet our current operational planning. In such a situation, if we should be unable to obtain such additional financing or take other timely actions in response to such circumstances, for example significantly curtailing our current operational budget in 2024, we may be unable to continue as a going concern. As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Our business strategy is focused on growth and our decisions regarding capital expenditures and investments are made on this basis. Our projects and strategic decisions may fail to meet expectations and the anticipated return on investment from these projects may not be achieved. Our ability to generate revenue from our operations and, ultimately, achieve profitability will depend on, among other things, whether we can complete the development and commercialization of our technology, whether we can manufacture our products on a commercial scale in amounts and at costs consistent with our expectations, and whether we can achieve market acceptance of our products, services and business model. We may never operate on a profitable basis. Even if we reach profitability, we may not be able to sustain it. If we are unable to reach or sustain profitability, we may need to reduce the scale of our operations, which may impact the growth of our business, or we may not be able to continue as a going concern and investors may lose some or even all of their investment.

Our success and future growth are dependent upon our potential customers’ investments in the development of a market for wireless laser communication, in particular for aerospace-based communication networks.

We develop and manufacture laser communication products for aerospace-based communication networks. Laser communication is designed to serve as a backbone technology, a key connectivity component of telecommunication networks featuring very high data transmission rates, creating data highways by connecting individual platforms such as airplanes and satellites. Our success and future growth, therefore, depend significantly on the development of a market for laser communication, in particular for aerospace-based communication networks.

Aerospace-based communication networks may comprise various platforms, including drones, airplanes and satellites, and may be located in the troposphere (i.e., at the height of commercial aviation), the stratosphere (i.e., at a height of 20 to 30 kilometers above ground), or in outer space. Aerospace-based communication networks consisting of a large volume of satellite or aircraft platforms are referred to as constellations. Each individual node within the network, i.e., each aircraft or satellite, typically contains multiple laser communication units ranging from two to four units. Our ability to successfully develop and commercialize our laser communication products (e.g., flight terminals) depends on potential customers’ willingness to invest, on a global scale, in the development of such constellations. If such constellations are not developed on a global scale, there would be limited applications available for our ground and flight terminals, such as the connection of individual airplanes, drones or satellites with the ground.

Constellations in general, and the market for laser communication systems specifically, are still in early stages of deployment and development. To our knowledge, there are only two commercial constellations currently operational, one of which partly utilizes an internally built laser communication solution for linking its satellites. Other commercial constellations utilizing laser communication are planned but not yet deployed operationally. The future implementation of constellations by potential customers remains subject to significant technological, operational and financing risks. For example, many of the constellations currently being planned by potential customers that envisage worldwide internet and network coverage have not yet issued orders for laser communication equipment. To our knowledge, establishing such extensive coverage through multiple laser communication units has had only limited testing and usage in practice and could entail substantial technical difficulties. At the same time, the development of commercial constellations with such coverage requires investment of potentially billions of dollars, including the costs associated with satellite development and launch capacity, and accordingly depends on the ability to obtain related financing.

If laser communication remains a niche market, demand for our products would be significantly lower than we currently anticipate as a result of which we may not be able to sell our technology or products. Our approach of developing standardized and modularized products for large-scale deployment could prove unsuccessful if certain customers demand widely varying product specifications and units in significantly lower quantities. This would require project-specific production (as typically being carried out by traditional key suppliers to the air and space (defense) industries) instead of serial production, meaning that our anticipated economies of scale could fail to materialize. If the wireless laser communication market does not develop as we anticipate, we may not be able to implement our business strategy and/or generate any revenues as a result of which we may need to curtail our operations or seek additional financing earlier than anticipated.

Our prospects and operations may be adversely affected by changes in government spending and general economic conditions, which may negatively affect demand for laser communication solutions.

Current demand for laser communication is predominantly driven by government needs, with the United States government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. Accordingly, governments around the world have invested significantly in research and development as well as deployment of laser communication and other technologies. In fact, defense-related spending in the U.S. and Europe increased following geopolitical tensions. For example, the U.S. Department of Defense’s (the “DoD”) budget for the fiscal year 2023 includes $26.3 billion for the U.S. Space Force and the U.S. Space Development Agency (“SDA”), which is $1.7 billion more than the DoD requested. However, spending authorizations for defense-related and other programs by the U.S. and other governments have fluctuated in the past, and future levels of expenditures and authorizations for these programs may not remain at current levels and could possibly decrease, including due to shifts to programs in areas where we do not provide services. To the extent the U.S. government and its agencies or other governments reduce spending on such services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for our services could decrease which could adversely affect our anticipated revenue and business prospects.

While government funding is currently driving laser communication demand, we expect additional demand for commercial applications to drive growth in the overall market in the near to medium-term. Although commercial market demand may be negatively affected in the short to medium term by prevailing economic conditions, with high inflation, rising interest rates and fears of recession relative to demand from government-funded programs. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our commercial and, to a lesser extent, our governmental customers may choose not to pursue high-risk, capital-intensive infrastructure projects such as satellite constellations or other systems including laser communication capabilities. To the extent any of the risks to the commercial market for laser communication materializes, demand for our products may be lower than we currently anticipate, which could have a negative impact on our revenue and overall financial condition.

The potential customer base for the use of our products is limited.

Given the technological challenges and the high capital expenditures required for the development and deployment of our products, our potential customer base is limited. There are a small number of potential customers deploying our laser communication equipment. Successful customer acquisition and retention of capable significant initial customers is therefore critical to generate follow-on business such as the implementation and maintenance of complementary products. As a result, our ability to sell laser communication products at scale is dependent on our ability to successfully acquire and retain significant initial customers by winning their business at an early stage like our strategic agreement with Northrop Grumman International Trading, Inc. (“NG”) and our strategic cooperation framework with an affiliate of L3Harris. Due to our limited potential customer base, we anticipate that sales to initial customers will be, individually, material to our future revenues, results of operations and cash flows. Accordingly, any change in the relationship with any existing customer, the strength of any customer’s business or their demand for our products could materially adversely affect our results of operations and net cash used in operating activities. Similarly, any failure to acquire and maintain relationships with other key customers, as well as the loss of any potential customer, would have a highly adverse impact on the sale of our products and, as a result, on our results of operations.

Our business is affected by the implementation of industry standards guaranteeing interoperability between laser communication products of different vendors, which could be unsuccessful.

We believe that the establishment of a large-scale market for laser communication depends on the successful development and implementation of industry standards guaranteeing interoperability between laser communication products of different vendors. As of today, the optical communications terminal standard issued by the SDA is the leading industrial standard adapted by multiple companies involved in U.S. government programs. So far, we and others have successfully conducted demonstrations of the implementation of the SDA standard in various test scenarios. We cannot assure you that efforts to ensure cross-vendor interoperability will ultimately be successful.

Furthermore, commercial constellations of sufficient size and scale may decide to create and implement their own standard to optimize their network. As a consequence, multiple competing industry standards may emerge in parallel, which could cause a fragmentation of the market, potentially hindering sustained growth of the laser communication market. The U.S. Defense Advanced Research Projects Agency’s (“DARPA”) Space Based Adaptive Communications Node (“Space-BACN”) program aims to establish a flexible optical communications terminal that can adapt to multiple future industry standards. In December 2021 and August 2022 we were selected to contribute to phase 0 and phase 1, respectively, of the program. We cannot, however, assure you that efforts to ensure a terminal agnostic to a large variety of industry standards will ultimately be successful.

If a potential customer decides to purchase laser communication products from one of our competitors, our products can currently only be sold to that customer and integrated into its existing laser communication system with significant operational and technical outlays or only if the competitor’s product is compliant with interoperability standards. Hence, any failure to implement cross-vendor interoperability or respective industry standards for laser communication vendors could have an adverse effect on the usability of and the demand for our products and ultimately on our revenue potential and business strategy.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply, manufacturing and accounting and administrative functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and we cannot assure you that we will be able to scale the business and the manufacture of products as currently planned or within the envisaged timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and we cannot assure you that we will be able to find suitable locations for the manufacture of our products.

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

Risks Related to Competition

Positive market developments in the area of wireless laser communication could lead to increasingly intense competition and endanger our market position.

While we believe that there are currently only a few enterprises offering viable products to utilize laser communication technology for aerospace-based communication networks, we are subject to significant and intensifying competition within the satellite industry and from other providers of communication capacity, including large multinational enterprises. For example, in September 2020, SpaceX announced its first successful test of its Starlink satellite “space lasers” in orbit. On September 13, 2021, SpaceX launched its first whole batch of 51 laser-equipped Starlink satellites with the goal to enable future Starlink satellites to transmit information to one another while in orbit using the optical “space lasers.” In August 2022, Capella Space announced the next-generation of its satellites called Acadia, which will offer higher resolution and be equipped with our optical communications terminals. Public announcements of successful test missions and future functionality availability such as these have drawn significant public attention to the laser communication market. To compete successfully and to be able to establish and maintain a competitive position in current and future technologies, we will need to demonstrate the advantages of our technology over both new and well-established alternative solutions for communication networks. If our technology is not, or our future products or services are not, competitive, our business and sales potential would be harmed.

Many of our current and potential competitors are larger than us and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies and the promotion of their offerings, and they may be able to offer lower prices in order to establish or gain market share. In addition, certain companies that are potential customers (such as SpaceX or Amazon) may develop or advance their in-house laser communication capabilities and as a result compete with us or not require laser communication equipment from third parties, such as us.

Competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and offerings or may lobby potential governmental customers against us. Furthermore, it is possible that German or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources, may seek to provide products or services that compete directly or indirectly with ours. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures implemented by, its home country.

In the aerospace sector, our competitors include TESAT Spacecom (an Airbus subsidiary), Thales Alenia Space, SA Photonics (a subsidiary of CACI International Inc), Ball Aerospace, General Atomics Electromagnetic Systems, Honeywell International, Skyloom Global Corp., and Space Micro, as well as a handful of other entities that possess the necessary technical know-how and resources to compete with us. Furthermore, large information technology enterprises such as Cisco, Huawei, CommScope, Infinera and Corning already have experience in wired laser communication for ground-based fiber networks and may potentially enter the market. In addition, aviation enterprises such as Boeing and large military equipment suppliers may enter the market. For example, QinetiQ and Hensoldt are both actively promoting laser communication capabilities even though little public information is available regarding the maturity of their systems. These companies may employ aggressive strategies like subsidy-enabled dumping and lobbying of customers, partners, investors and the media in an attempt to force us out of the market (e.g., by delaying the deployment of our products in certain geographical areas). As the market expands, we expect the entry of additional competitors who may have longer operating histories, more extensive international operations, greater name recognition and/or substantially greater technical, marketing and financial resources.

Our business is also subject to competition from ground-based forms of communication technology. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable and terrestrial wireless transmitters, often with funding and other incentives provided by governments. The ability of terrestrial companies to significantly increase the capacity, capability and/or the reach of their conventional or other competing networks or significantly lower prices for such networks could result in a decrease in the demand for laser-enabled aerospace-based communication networks and consequently for laser communication products, thereby having a material adverse impact on our earnings and business prospects. In addition, new technologies could render laser communication-based services less competitive by satisfying connectivity demand in other ways.

If competition in the market for wireless laser communication intensifies, the resulting increase in supply could lead to lower sales or could cause prices to fall, thus narrowing our margins, which in turn would materially adversely impact our future revenues or results of operations.

Industry consolidation may give our competitors advantages over us, which could result in a loss of customers and/or a reduction of our revenue.

Some of our customers, suppliers or competitors have made or may make acquisitions or enter into partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. For example, in November 2021, Viasat and Inmarsat entered into an agreement for Viasat to acquire Inmarsat and, in December 2021, our competitor SA Photonics was acquired by CACI International Inc. Most recently, in November 2022, Eutelsat and OneWeb entered into a combination agreement and, in December 2022, Maxar Technologies entered into a definitive agreement to be acquired by Advent International. As of today, the OneWeb and Eutelsat merger, the Maxar Technologies acquisition and the Inmarsat acquisition are still pending. The effects of these recent consolidations on us and our industry in general are still to be determined, but they may create unforeseeable dynamics giving advantages to our competitors. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets as well as greater financial, technical and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or services functionality. Continuing industry consolidation may give our competitors advantages over us which may result in decreased demand for our products or increased pressure to lower the prices for our products, each of which would negatively impact our revenue and consequently harm our results of operations and business prospects.

Risks Related to Our Products

We use innovative technologies and solutions in our products, which may not be fully functional, and the initial deployment of our products by customers could prove unsuccessful.

The functionality, usability and availability of our technology and products in daily use and at scale is, as of today, unproven. We cannot assure you that our technology or products will perform as expected under daily operating conditions or that we will be able to detect and fix weaknesses or flaws in our technology or products prior to commencing serial production. For example, we have designed and built the metal telescope that we use in our CONDOR terminal ourselves and this design has never been built at scale. Any of the technologies we intend to use or solutions we expect to offer may not be available or fully functional at the time of the first delivery of our products or at all, and this could have an adverse effect on our ability to grow our business. In addition, we may be required to develop new or to adapt our existing technologies and products in light of changing customer requirements. The development of new or adaptation of existing technologies and products may significantly impact our costs or our ability to retain or improve our competitive position.

If our customers are unsuccessful in the initial deployment of our products, this could be considered as indicative of future performance of our products and could significantly harm our reputation in the market. Potential difficulties in connection with meeting obligations under contracts with initial customers, such as delivery delays, technical performance or quality, could lead to a loss of the affected customer and other existing or potential customers. In such cases, it is unlikely that we would succeed in compensating for the related losses in revenues through new customers in the short to medium term. As a result, any failure in the initial deployment of our products by initial customers would have a materially adverse impact on our anticipated revenue and future prospects.

We depend on third-party suppliers to provide us with components for our products, and any interruptions in supplies provided by these third-party suppliers or any general disruptions to global supply chains may subject us to external procurement risks that negatively affect our business.

We depend on third-party suppliers to provide individual components such as optical components, special electronics and structural components for our products and we expect to continue to do so for future products. While some key components are manufactured to our specifications, many components are “off-the-shelf” and available commercially.

We typically do not maintain long-term supply contracts, but instead rely on informal arrangements and off-the-shelf purchases based on purchase orders. We do not carry a significant inventory of necessary components and our suppliers could discontinue the manufacture or supply of these components at any time. Establishing additional or replacement suppliers for any of these components, if required, or any supply interruption from our suppliers, could limit our ability to manufacture our products, result in production delays and increased costs and adversely affect our ability to deliver products to our customers on a timely basis, which could result in our failure to perform under customer contracts. If we are not able to identify alternate sources of supply for the components, we may need to modify our product to use substitute components, which could cause delays in shipments, increase design and manufacturing costs and increase prices for our products. Any such modified product might not be as effective as the predecessor product or might not gain market acceptance. This could lead to customer dissatisfaction, reputational harm and loss of customer orders.

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

Furthermore, any disruptions to our supply chain, significant increase in component costs, or shortages of critical components could adversely affect our business and result in increased costs or missed deliveries to our customers. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at any of our suppliers’ plants or shipping delays due to efforts to limit the spread of COVID-19 or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, the implementation of tariffs, export controls or other actions by or against foreign nations (including China) and general market shortages due to surge in demand for any particular part or component. Any such disruption or shortage may be further driven by increases in prices or impact of inflation, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, the unavailability of raw materials, geopolitical developments, terrorism and disruptions in utilities, trade embargos and other services. For example, COVID-19 related lockdowns implemented in Asia in 2022 further exacerbated the global (semiconductor) chip shortage, and significant recent increases in energy prices, especially for natural gas, may further negatively impact worldwide supply chains and general economic conditions. In addition, certain countries have imposed or may impose in the future export restrictions with respect to certain electronic components, which may include components that we use in our manufacturing process.

In 2022 we were faced with supply chain problems that resulted in lower production volumes for a product version of our HAWK terminal than initially planned. Since then we have redesigned our HAWK product to avoid further supply chain constraints. Nevertheless, supply chain constraints may reemerge delaying production or the development of upcoming HAWK and CONDOR product versions. The high inflation environment could put pressure on our unit costs in the future and increased upfront payments to our suppliers and earlier phasing of those payments may put pressure on our non-recurring costs in future periods. In addition, any future updates or modifications to the anticipated design of our products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our production capacities and thus delay the shipment of our products as well as adversely affect market acceptance for our products.

Defects or performance problems in our products could result in a loss of customers, reputational damage, lawsuits and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

To date, we have only delivered pre-serial and individual prototype versions of our products. Although we have implemented stringent quality controls, our products may contain undetected errors or defects, especially when first introduced, or may otherwise fail to meet our customers’ quality requirements. These errors, defects, product failures or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the performance of the product.

Any actual or perceived errors, defects or poor performance in our products could result in the replacement or rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts or increases in customer service and support costs. Furthermore, our customers may suffer consequential damages significantly exceeding the value of the products we sell to them if our products are defective or fail to meet their quality requirements. Defective components may give rise to warranty, indemnity or product liability claims against us that could significantly exceed any revenue or profit we receive from such products. Moreover, our insurance coverage may be inadequate to cover our liabilities related to such claims and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on the same terms as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could have a severe negative impact on our financial condition.

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

Risks Related to the Sale of Our Products

Our sales cycle can be long and sophisticated as well as requiring considerable time and expense.

The timing of our sales is difficult to predict because of the length of our sales cycle, particularly with respect to sales of our products in the government market.

The typical sales cycle for our products in the government market includes a pre-sale process to define a potential customer’s needs and budget. Certain customers may choose, or be required, to conduct a request for information (“RfI”) or request for proposal (“RfP”) process, requiring us to openly bid for the project. In our response to these RfIs and RfPs, we offer potential customers specific commercial solutions covering detailed technical and commercial explanations as well as details on production capacities and ramp-up strategies. Proposals are evaluated based on various criteria, including technical requirements, reliability, associated risk and successful track-record of the manufacturer, and price. If we are selected, we enter into negotiations and, if successful, ultimately receive a purchase order from the customer. Many purchase orders allow for or require phased delivery of products over several months or years, with payments being made following order placement, achievement of other milestones and product delivery. The sales cycle for our products from initial contact with a potential customer in the government market varies widely, ranging from a few months to well over a year. The sales process for our products for commercial applications depends on the individual customer and the size and structure of a project. Our sales team often engages in detailed discussions with potential customers to define the customer’s needs and budget. Following these discussions, we sometimes either sign a memorandum of understanding (“MoU”) or a term sheet or directly negotiate long-form agreements but even then there is no guarantee that we will enter into final agreements. Accordingly, relationships and anticipated opportunities, in some of which we may invest considerable time and resources, might not come to fruition. From time to time, in particular with respect to large, established customers, we may also be required to participate in commercial RfI or RfP processes. As with sales in the government market, the entire commercial sales process may take from a few months to over a year.

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

We have entered into and may in the future enter into strategic partnership agreements with key customers, which may include exclusivity arrangements and provisions that allow either party to terminate the relationship under certain specified circumstances. For example, on October 31, 2021, we entered into a strategic agreement (the “Strategic Agreement”) with NG pursuant to which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. Under the Strategic Agreement, we may also collaborate on the development of laser communications for aerospace-based and defense applications outside the space sector. In return, NG has agreed to provide us with an annual minimum awards opportunity to sell and provide to NG customized products or off-the-shelf products and/or related services. Although NG was selected by the U.S. government to provide 42 satellites for the Tranche 1 Transport Layer program, making us the sole supplier of optical communication terminals, there is no guarantee that NG will present us with further opportunities in the anticipated annual amount. Even if they do, there is no guarantee that NG will be awarded the contracts. Furthermore, during the term of the Strategic Agreement, we will not be able to develop and sell customized products to any third party in the space sector where the ultimate customer is a U.S. government customer. Our failure to comply with this exclusivity obligation under the Strategic Agreement could result in NG terminating the Strategic Agreement. In July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges. In connection therewith, L3Harris invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares. While we intend to build on our existing collaboration with L3Harris in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground, there is no guarantee that we will receive any purchase orders from L3Harris.

If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our revenue could be lower than expected and it could have a material adverse effect on our financial condition.

Orders included in our optical communications terminal backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

Our optical communications terminal backlog grew significantly year-over-year from three terminal deliverables in backlog as of December 31, 2020 to 10 terminal deliverables in backlog as of December 31, 2021 and to 256 units as of December 31, 2022 (in each case, not taking into account the terminal deliverables under our contract with SpaceLink; see further information below). Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Optical communications terminals are defined as the individual devices responsible for pointing the laser beam and capable of establishing a singular optical link. The optical communications terminal backlog includes (i) optical communications terminal deliverables related to customer purchase orders; and (ii) optical communications terminal deliverables in the context of other signed agreements. Backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled orders, changes in scope and adjustments. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions.

Our optical communications terminal backlog is comprised of executed purchase orders from leading customers in the defense industries, customers with which we have had long-standing relationships and governmental agencies. We believe that the disclosure of backlog aids in the analysis of the demand for our products, as well as our ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. Any changes in government spending, the 2022 slowdown in economic activity, the ongoing supply chain disruptions (in particular, the global chip shortage) and/or any decreases and/or instability in commodity prices, generally increase the risk of backlog orders being delayed, suspended or canceled. Any such delays, suspensions or cancelations, or any scope changes could materially reduce or eliminate profits that we would otherwise realize from orders in optical communications terminal backlog. For example, in September / October 2022, Electro Optic Systems Holdings Ltd., the parent company of SpaceLink, announced that it will end its investment in U.S.-based satellite optical data-relay constellation startup SpaceLink due to the lack of an investment partner, thereby preparing SpaceLink for liquidation. SpaceLink, a former customer, is a commercial constellation builder seeking to develop a medium Earth orbit-based constellation that deploys optical-intersatellite links (“OISLs”) to relay data for space systems in low Earth orbit. While SpaceLink made several milestone payments throughout 2021 and 2022, it defaulted on its obligations in October 2022 as a result of which we decided to terminate our contract with SpaceLink with immediate effect in November 2022. Given the termination of the contract, we decided to no longer show any terminal deliverables under our SpaceLink contract in our backlog for the relevant periods.

Finally, poor contract performance could also result in cancelations and reduce or eliminate profits realized from orders in backlog. Such developments could have a material adverse effect on our business and our profits. In addition, our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders subject to penalties. Should any cancelations or deferrals occur, our optical communications terminal backlog and anticipated revenue would be reduced unless we were able to replace the canceled order. As a result, optical communications terminal backlog is not necessarily indicative of our revenues to be recognized in a specified future period and we cannot assure you that we will recognize revenue with respect to each order included in our backlog.

We have limited experience with order processing and are subject to internal order processing risks that could materially impact our ability to process orders.

We develop, manufacture and assemble our laser communication products in-house. As part of our order processing management, we must implement adequate internal logistical and technical production processes to minimize project-based risks. Once a customer orders our products, we are required to deliver such products to the customer on a mutually agreed date. Since we have only limited experience with order processing, serial production and delivery logistics, there is a risk that unexpected or spontaneous demand for our products could lead to delays in our internal logistical and technical production processes as well as delays in delivery. This is especially true in the space domain, in which potential customers may demand a steep production increase of laser communication equipment for the rapid deployment of constellations in order to minimize the time during which the constellation is only partially deployed and therefore of limited use. Unanticipated developments with respect to component assembly, or inability to handle customer orders due to a lack of appropriate processes, structures or other factors, could materially impact our ability to process orders. This could lead to customer dissatisfaction, reputational harm and loss of customer orders. Issues related to order processing could also render the sourcing of future orders more difficult, thereby having an adverse effect on our business and our reputation as a reliable partner.

Risks Related to Our Financial Position

We may not be able to obtain sufficient financing for our operations and ongoing growth of our business.

The implementation of our business strategy requires significant capital outlays. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand. To date, we have primarily raised capital and funded our operations with proceeds from the sale of our ordinary shares as well as debt financing. For example, in July 2022, L3Harris invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares, which corresponded to 7.2% of our share capital at the time. On April 25, 2023, the Company, as guarantor, Mynaric USA Inc. (“Mynaric USA”), as the borrower, two funds affiliated with a U.S.-based global investment management firm, as lenders (the “Lenders”), and Alter Domus (US) LLC, as administrative agent, entered into a five-year, secured term loan credit agreement in an aggregate principal amount of $75 million (the “Credit Agreement 2023”). In addition to the loan, two affiliates of the Lenders agreed to subscribe for and acquire an aggregate of 565,224 new ordinary shares of the Company. The placement price for the new shares is €22.019 per ordinary share, resulting in aggregate proceeds raised of €12.4 million.

We anticipate that our future cash requirements will continue to be significant and that we will need to obtain additional financing to implement our business plan. The availability and cost of external financing depend on a number of factors, including our financial performance, general market conditions and, in the case of any debt financing, potentially our credit rating. This financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business.

Our ability to raise equity financing depends on our ability to convince investors to fund our operations and future growth, especially considering that we have not generated meaningful revenues to date and our market valuation is mostly based on our potential future financial performance rather than past or current financial performance. Our ability to raise financing will depend on the growth of the laser communication market, as well as our success in securing market share and implementing our business model. It is also dependent on our ability to position ourselves favorably to investors from different regions, with different investment focus and investment limitations. This is particularly relevant as our involvement in the government defense sector may make us unattractive to investors with certain environmental, social and corporate governance (ESG) requirements. Furthermore, our ability to raise equity financing depends on the general interest of investors in the aerospace sector and the sentiment of the financial markets at large, both of which are beyond our control.

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

The covenants under our Credit Agreement 2023 impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of such agreement, which could accelerate the repayment of funds that we have borrowed.

The terms of the Credit Agreement 2023 impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to fund our operations or capital needs or to undertake certain other business activities or transactions without the consent of the Lenders, which in turn may adversely affect our financial condition. The Credit Agreement 2023 requires us to maintain a specified consolidated leverage ratio and a minimum amount of liquidity, which may require us to take action to reduce our debt, reserve cash amounts or to otherwise act in a manner contrary to our business objectives. The Credit Agreement 2023 also restricts our ability to, among other things, incur additional debt and guarantee indebtedness; pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock, or make other restricted payments; make loans or certain investments; sell certain assets; create liens on certain assets; consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; enter into certain transactions with our affiliates; alter the businesses we conduct; and enter into agreements restricting our subsidiaries’ ability to pay dividends. We could incur substantial indebtedness in the future, and the agreements governing any such indebtedness may provide further restrictions on our business.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. These restrictive covenants may limit our ability to engage in activities that may be in our long-term best interest. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of a substantial amount of our indebtedness. In addition, the Credit Agreement 2023 requires Mynaric USA to pay an exit fee to the Lenders at the time the loans are repaid, prepaid or accelerated. The exit fee is calculated as 200% of “invested capital” less the cumulative amount of principal repayments and cash interest payments on the loans received prior to the exit date, with “invested capital” defined to mean $74,250,000 plus the aggregate amount by which the principal amount of the loans is increased as a result of the payment of interest in kind. The exit fee percentage would be reduced to 185% if the exit fee is triggered prior to the fourth anniversary of the drawdown date and 180% if triggered prior to the third anniversary of the drawdown date. In addition, certain partial mandatory prepayments require the payment of a portion of the exit fee prior to the full repayment of the facility. In the event of an acceleration or mandatory prepayment, we may not have or be able to obtain sufficient funds to refinance our indebtedness or to make any accelerated payments or mandatory prepayment. Even if we were able to obtain new financing, we would not be able to guarantee that the new financing would be on commercially reasonable terms. If we default on our indebtedness, our business, financial condition and results of operation could suffer a material adverse effect.

A change of control could result in us facing substantial repayment obligations under the Credit Agreement 2023.

Certain events relating to a change of control of the Company and our subsidiaries would constitute an event of default under the Credit Agreement 2023. As a result, upon a change of control event, we may be required to immediately repay the outstanding principal, any accrued interest on and any other amounts owed by us under the Credit Agreement 2023. The source of funds for these repayments would be our available cash or cash generated from other sources and there can be no assurance that we would have, or be able to obtain, sufficient funds to repay such indebtedness and other payment obligations in full.

In addition, our obligations under the Credit Agreement 2023 are secured by a security interest in substantially all of the assets of the borrower and each of the guarantors. Future subsidiaries of the Company are also required to become guarantors of the loans and to grant a security interest in their assets as security for the loans. If we are unable to repay our indebtedness under the Credit Agreement 2023 or obtain waivers of such defaults, then the Lenders under the Credit Agreement 2023 would have the right to foreclose on those assets, which would have a material adverse effect on us.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.

We may apply for German and foreign federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy of the relevant jurisdiction or to support the development of aerospace-based related technologies. We anticipate that there may be new opportunities for us to apply for grants, loans and other incentives from the German federal or state government(s), the European

Union or other governments or quasi-governmental organizations. Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our financial condition could be materially adversely affected and we may need to shift capital originally planned to be used in other parts of our business, which may harm the overall development of our business and the implementation of our growth strategy.

We are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies.

We conduct business transactions in foreign currencies. Accordingly, exchange rate movements can have an adverse effect on our financial position and results of operations. Exposure to foreign currency exchange risk arises, for example, from purchases and sales transacted by one of our operating units in currencies other than the unit’s functional currency. We operate primarily in Europe and the U.S. Some sales are thus transacted in foreign currency (U.S. dollars). U.S. dollar cash inflows are partially used to finance the Company’s U.S. subsidiary. As of December 31, 2022, we had U.S. dollar receivables and cash at banks of $8.1 million. Any changes in foreign currency exchange rates may severely impact our net cash used in operating activities and our result of operations.

Other Risks Related to Our Operations

We are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly qualified engineering, design, manufacturing and quality assurance, finance, marketing, sales and support personnel. Certain members of our senior management team have extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our management team, for any reason, including resignation or retirement, could adversely affect our competitiveness and the implementation of our growth strategy.

Competition for qualified employees is intense, and our ability to hire, attract and retain such employees depends, among other things, on our ability to provide competitive compensation. In addition, there is only a small pool of potential replacement employees with adequate competencies and knowledge. Any inability to hire, attract, train and develop qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. In addition, we may have to hire a significant additional number of employees in order to be able to finalize the development of our products and start serial production according to our currently envisaged timeline. Any deficiency in our ability to hire additional employees may harm the roll-out of our serial production.

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

Our disaster recovery planning cannot account for all eventualities. Our business and operations could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shut down, confidential or proprietary information of ours, our employees, our customers or other third parties such as suppliers is stolen, lost or disclosed, we lose customers, we incur costs or are required to pay fines in connection with confidential or export-controlled information that is disclosed, we must dedicate significant resources to system repairs or increase cyber security protection or we otherwise incur significant litigation or other costs as a result of any such event. Furthermore, negative publicity arising from these types of events could damage our reputation. A serious disruption to our systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, our products can be exposed to cyber-security risks, such as the risk of being breached or failure to detect, prevent or combat attacks, which could result in losses to our customers and claims against us. A cybersecurity breach could also damage our reputation by adversely affecting our customers’ perception of the security of their information.

We are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions and penalties.

Within the value chain for the government aerospace-based communication industry, we are a sub-system supplier for system primes such as aircraft and satellite manufacturers. We have entered into contracts as a sub-system supplier with counterparties that are prime contractors for the U.S. government who have development contracts directly with the U.S. government and may also do so with non-U.S. governments in the future. As a result, we are and may in the future be subject to statutes and regulations applicable to companies doing business with the relevant government. Government contracts may contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts with private sector counterparts and which are unfavorable to the contractors. For example, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination.

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

Our operations, or those of our suppliers and other business partners, could be adversely affected as a result of disasters or unpredictable events.

Our operations, or those of our suppliers and other business partners, could be disrupted by natural disasters such as earthquakes, fires or explosions, pandemics and epidemics, power outages, terrorist attacks, cyberattacks, war or other critical events. Some of our existing or future production sites, or those of our suppliers and other business partners, may be in regions that could be affected by natural disasters such as flooding or earthquakes. Disruptions may also result from possible regulatory or legislative changes in the relevant jurisdictions of our, our suppliers’ or our business partners’ operations. For example, due to efforts of several governments to limit the spread of COVID-19 or implementation of post-COVID-19 protection measures, global supply chains experienced severe disruptions, which have impacted, and continue to impact, semiconductor supply chains.

Furthermore, the United States and global markets have experienced, and continue to experience, volatility and disruption following the escalation of geopolitical tensions such as the invasion of Ukraine by Russia in

February 2022. In response to this invasion, the North Atlantic Treaty Organization (NATO) deployed additional military forces to Eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced and implemented sanctions and restrictive actions against Russia and related individuals and entities. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, and could further drive supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, which, in the end, may make it more difficult for us to obtain equity or debt financing and negatively impact demand for our products.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”), was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”), as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Since that time, there have been reports of instability at other U.S. banks, including First Republic Bank. At December 31, 2022, we held approximately $2.8 million of our cash in non-interest bearing bank accounts at First Republic Bank. Although we are not a borrower or party to any such instruments with SVB, Signature or any other financial institution currently in receivership, if any of our lenders or counterparties to any financial instruments (such as letters of credit) were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of government securities with interest rates below current market interest rates, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, a critical supplier or business partner could be adversely affected by any of the liquidity or other risks that are described above as factors, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any business partner or supplier bankruptcy or insolvency, or any breach or default by a business partner, or supplier, or the loss of any significant supplier relationships, could result in material adverse impacts on our current and/or projected business operations and financial condition.

Regulatory Risks

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

Export control and economic sanctions laws may include prohibitions on the sale or supply of certain products to embargoed or sanctioned countries and regions, governments, persons and entities. For example, while spaceborne laser communication terminals initially did not qualify as a dual use item under applicable German or European Union regulations, in July 2020, the German government issued a so-called single intervention (Einzeleingriff) banning the shipment of spaceborne laser communication terminals to customers in China, which included the shipment of our laser communication products to a Chinese customer. As a result of this decision, we decided to withdraw from the Chinese market. Subsequently, the German legislature amended the national export list (Ausfuhrliste) and specifically categorized spaceborne laser communication terminals as a dual-use item, requiring prior governmental approval before exportation. However, due to the further enhancement of our products, our CONDOR laser terminal now also qualifies as a dual-use item under the European Union’s Council Regulation (EC) No 428/2009 of 5 May 2009, as most recently amended by Commission Delegated Regulation (EU) 2021/1528 of 8 June 2021, which established a community regime for the control of exports and the transfer, brokering and transit of Dual-Use Items (the “Dual-Use Regulation”), which supersedes the national dual-use regulations of the European Union member states. Although the export of our CONDOR laser communication terminals is covered by the European Union’s general export authorization (EU-Allgemeingenehmigung), we nevertheless will be required to obtain an (individual) export authorization if we export dual-use products to countries that are not covered by the European Union’s general export authorization. In a number of other jurisdictions relevant to our operations, laser communication has not yet been specifically categorized as dual-use goods. If laser communication products were categorized as dual-use goods in other jurisdictions, our ability to sell products to certain markets could be adversely affected or we may be required to obtain export licenses. If we fail to obtain such licenses, our business and operations could be adversely affected.

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

To participate in certain U.S. government programs, we expect to seek and obtain security clearances from the DoD, including by establishing a U.S. entity cleared for access to classified information. For example, certain contracts with the U.S. government may require us to be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). In anticipation of potential future U.S. government contracts, in April 2022, we established a new U.S. subsidiary, Mynaric Government Solutions, Inc., and have commenced the process of insulating this entity from FOCI. This process includes recruiting directors and employees dedicated to that entity and any U.S. governmental agency projects to be serviced by the entity. So far, we have not recruited any directors or employees. Failure to obtain and maintain a required FOCI mitigation agreement with the DoD and to comply with such agreement and applicable U.S. government industrial security regulations could result in invalidation or termination of the facility security clearances, which in turn would mean that we would not be able to enter into future contracts with the U.S. government requiring facility security clearances.

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

Changes in law or the imposition of new or additional regulations that apply to our business could negatively impact our performance in various ways, including by limiting our ability to collaborate with partners or customers or by increasing our costs and the time necessary to obtain required authorization. We monitor new developments and devote a significant amount of management’s time and external resources to compliance with these laws and regulations. We cannot assure you, however, that we are and will remain in compliance with all such requirements and, even when we believe we are in compliance, a regulatory agency may determine that we are not. Failure by us, our employees, affiliates, partners or others with whom we work to comply with applicable laws and regulations could result in administrative, civil, commercial or criminal liabilities, including suspension or debarment from government contracts or suspension of our export/import privileges.

Positive market developments in the area of wireless laser communication could lead to increasingly intense political interest and influence impacting our business.

The reliable provision and expansion of critical infrastructure such as communication networks is at the core of national interests. Constellations (i.e., communication networks consisting of a large volume of satellite or aircraft platforms) could, if successful, become a cornerstone of the communication landscape of the future and we believe that laser communication technology will play a key role in these constellations. A positive development in the constellations and laser communication market could, therefore, lead to increasing political interest and influence impacting our business including, but not limited to, influence from the United States, which we consider our most important market.

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

In addition, due to the significant increase in both government and commercial space activities in recent years, in particular the number of constellations that are expected to be deployed, industry experts are increasingly concerned that there is a potential for LEO to become overcrowded and polluted with both active satellites and space debris such that future space endeavors could be more difficult, if not impossible. Outer space remains largely unregulated and there is little to no consensus on standards for space situational awareness, space traffic management, space debris mitigation or space sustainability. A new treaty-like mechanism will be difficult to achieve given the lack of political will and the inability to develop consensus among major governmental space powers. Equally challenging are definitional issues and the dual-use nature of outer space, which makes it difficult to frame appropriate rules. Without coherent international actions to address the risk of debris, it falls on private space companies to adopt responsible satellite design and operational practices to ensure a sustainable space environment. If the risk of increasing satellite collisions materializes, there could be a statutory limit on the number of constellations that can actually be deployed, which would in turn significantly increase competition.

Regulations related to conflict minerals and other supply chain regulations such as the German Supply Chain Act may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals and other materials used in the manufacturing of our products.

We may be required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) to determine, disclose and report whether our products contain “conflict minerals” (tin, tungsten, tantalum and gold). Regulation (EU) 2017/821 of the European Parliament and of the Council of 17 May 2017, setting forth supply chain due diligence obligations for European Union importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas, contains similar obligations (European Union Conflict Minerals Regulation).

Even though our production is not dependent on such minerals and we do not import such minerals directly, the electronic components we use in our products may contain such minerals and, as a consequence, we may be required to comply with these requirements and procedures. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such verification activities. We may also face reputational challenges if we determine that certain of our products contain minerals that are not determined to be conflict-free.

In addition, in June 2021, the German legislature passed the Supply Chain Act (Lieferkettensorgfaltspflichtengesetz), which came into force on January 1, 2023. The Supply Chain Act imposes significant obligations on companies that source their products and services through supply chains from developing and emerging countries and sell them in Germany to comply with human rights and environmental standards, and exposes them to potentially serious liability in the event of violations. The Supply Chain Act currently does not apply to us because we have less than 1,000 employees in Germany.

Legal and Tax Risks

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

For strategic reasons, we do not protect our intellectual property by filing patent applications related to our technology, inventions and improvements. Even if we filed patent applications and patents were granted, we cannot assure you we would be fully protected against third parties as those patents may not be sufficiently broad in their coverage, may not be economically significant, or may not provide us with any competitive advantage. Competitors may be able to design around any patents and develop products that provide outcomes comparable or superior to ours. Furthermore, the filing of a patent would entail the disclosure of our know-how, and breaches of patent rights related to a wrongful use of this know-how would be difficult to enforce in the international landscape. We believe that our intellectual property strategy differs significantly from the strategies of others involved in the laser communication market, many of whom have extensive patent portfolios and rely heavily on intellectual property registrations to enforce their intellectual property rights. As a result of this discrepancy in strategy, we may be at a competitive disadvantage with respect to the strength of our intellectual property protection. Unlike others involved in the laser communication market, who generally have patents providing exclusive control over their innovations, we have no recourse against any entity that independently creates the same technology as ours or legitimately reverse-engineers our technology.

We generally enter into non-disclosure agreements with our employees, consultants and other parties with whom we have strategic relationships and business alliances. We have also entered into license agreements with various collaboration partners. We cannot, however, assure you that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Since we do not protect our intellectual property by filing patent applications, we rely on our personnel to protect our trade secrets, know-how and other proprietary information to a greater degree than we would if we had patent protection for our intellectual property. In jurisdictions in which our research and development is not protected by similar agreements, there is no protection against the manufacture and marketing of identical or comparable research and development by third parties, who are generally free to use, independently develop, and sell our developments and technologies without paying license or royalty fees. Furthermore, our former employees may perform work for our competitors and use our know-how in performing this work. As we scale our business to support serial production of our laser communication products for new customers by hiring personnel and entering into contracts with third parties, the risks associated with breaches of non-disclosure agreements, confidentiality agreements and other agreements pertaining to our technology and proprietary information will increase.

We may come to believe that third parties are infringing on, or otherwise violating, our intellectual property or other proprietary rights. To prevent infringement or unauthorized use, we may need to file infringement and/or misappropriation suits, which are expensive and time-consuming, could result in meritorious counterclaims against us and would distract management’s attention. In addition, in an infringement or misappropriation proceeding, a court may decide that one or more of our intellectual property rights is invalid, unenforceable, or both, in which case third parties may be able to use our technology without paying license fees or royalties. If we are unable to protect our intellectual property and proprietary rights, we may be unable to prevent competitors from using our own inventions and intellectual property to compete against us, and our competitive position may be harmed.

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

In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate those rights or the terms of a license to which we are a party, we could be prevented from selling any infringing products of ours unless we could obtain a license or were able to redesign the product to avoid infringement. If we are unable to obtain a license or successfully redesign, we might be prevented from selling our technology or products. If we are able to redesign, we may need to invest substantial resources in the redesign process. If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, a settlement or ongoing royalties, or we may be required to enter into cross-licenses with our competitors or we may be required to cease using certain technologies or abruptly change the focus of our development efforts so as to avoid infringing the rights of third parties. In any of these circumstances, we may be unable to sell our products at competitive prices or at all and our financial condition, results of operations, prospects and reputation could be harmed.

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

We have been and may become involved in lawsuits and administrative and regulatory proceedings relating to our business, such as commercial contract claims, labor disputes with our employees, proceedings initiated by public authorities or other examinations and investigations. For example, in 2020 the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) initiated an investigation against us on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 of the European Market Abuse Regulation (“MAR”). On January 14, 2020, we had announced, by means of a press release published on our website, that we had entered into a new multi-million Euro contract with a space customer. BaFin argued that the conclusion of this contract would have fallen under the ad hoc disclosure obligation of Article 17 para. 1 MAR, and that the publication on our website did not satisfy this obligation. On March 20, 2023, BaFin imposed an administrative fine amounting to €150,000 in this matter. The administrative fine order is final and binding. In 2021, we received two additional notifications from BaFin relating to the alleged delay of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR both of which were dropped. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Furthermore, we are currently subject to a German wage tax audit (Lohnsteuerprüfung) for the years 2017 to August 2021, in particular with respect to the compensation of a former member of our management board. We believe that the ultimate outcome of this audit will not have a material adverse effect on our financial position, cash flows or overall trends in results of operations. The maximum potential total tax liability related to these matters is estimated to be approximately €240 thousand, plus interest and penalties.

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

Some of our employees, consultants and advisers, including our senior management, were previously employed at other companies that are engaged in the development or production of laser communication technology or products. Some of these employees, consultants and advisers, including members of our senior management, may have executed proprietary rights, nondisclosure and/or non-competition agreements in connection with their previous employment. We try to ensure that these individuals do not use the proprietary information or know-how of others in their work for us. However, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such former employer. We are not aware of any such disclosures, or threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management. If we fail in defending any such claims, we may lose valuable intellectual property rights or personnel, in addition to possibly paying monetary damages or being enjoined from conducting our business as contemplated.

We may become exposed to unforeseen tax consequences as a result of operating across borders and in multiple jurisdictions.

The more markets in which we operate, the greater our exposure to unforeseen tax consequences. Any expansion internationally would increase the tax risks we face associated with international operations, including expanded compliance with potentially conflicting and changing laws of taxing jurisdictions where we do business such as Germany and the United States, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws. Any changes in applicable tax laws and tax rates in the jurisdictions we are operating in, in particular Germany and the United States, would have a material adverse effect on our results of operations and harm our profitability.

Compliance Risks

We have identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate these material weaknesses and to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In connection with our listing on The Nasdaq Stock Market LLC (“Nasdaq”), we are subject to Section 404 of the Sarbanes-Oxley Act, which requires the management of U.S. public companies to develop and implement internal control over financial reporting and to evaluate their effectiveness.

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria established in the SEC guidance on conducting such assessments as of December 31, 2022. Our management conducted the assessment based on certain criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on such evaluation, our co-chief executive officers and chief financial officer have concluded that as of December 31, 2022, our internal controls over financial reporting were not effective.

We have remediated a previously reported material weakness in our internal controls relating to a lack of effective communication and information flows which allows the accounting department to be aware of details of relevant material transactions/agreements. However, the following material weaknesses in our internal controls existed as of December 31, 2022: (i) a lack of sufficient resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within the finance and accounting functions, (ii) insufficient risk assessment procedures necessary to ensure the completeness of processes and identification of required internal controls over financial reporting, (iii) a lack of design and operating effectiveness of controls in accounting process which can prevent material misstatements in a timely manner, (iv) a lack of controls related to inventory valuation, (v) a lack of design and operating effectiveness of general information technology controls (GITC) for information systems that are relevant to the preparation of the consolidated financial statements and (vi) a failure to implement sufficient monitoring controls ensuring that corrective action is taken when implemented controls do not operate as designed.

While we have developed a remediation plan to address our material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. As part of this plan, we engaged and continue to engage in the following remediation efforts:

•

We hired additional resources to support our accounting and financial reporting functions in Germany and the United States (US), including a Head of Accounting Principles, a SOX Manager and a Head of Accounting in the US, who each have the requisite background and knowledge in the application of IFRS. We will continue to hire additional staff, accountants and controller with the IFRS knowledge and additional resources with an appropriate level of SEC reporting experience in 2023. In 2022, we hired external consultants dedicated to managing complex accounting topics with experience in IFRS who will continue to support our accounting and financial reporting functions in 2023.

•

The key components of our remediation plans in fiscal 2023 are as follows: (i) enhance the execution of our risk assessment activities by evaluating whether the design of our internal controls appropriately addresses the risks in our business processes and changes in the business (including changes to people, processes and systems) that could impact our system of internal controls; (ii) review our current processes, procedures and systems to identify opportunities to enhance the design of each process and to design and implement additional control activities that can prevent material misstatements; (iii) develop and roll-out a process to manage the valuation of inventory in combination with quarterly meetings with all stakeholders to agree on production and forecasts. Design and implement controls that address the valuation of inventory, including control activities associated with the review of data used and the appropriateness of the assumptions and methodology used to determine the net realizable value; (iv) create greater awareness and continuously improve the system of internal control over financial reporting by: (x) investments in state-of-the-art tools to support internal controls over financial reporting on the software / IT side and financial statement closing and reporting, (y) establishing an “Internal Controls Manual” (including communication and training) and continuous monitoring of defined controls, and (z) implementation of a global “Ethics Hotline.”

•

We finalized the implementation of SAP ERP S4/HANA for the German and U.S. based group companies in April 2022 and initiated a project to formalize policies and procedures and finalize the design and implementation of internal controls relating to GITCs for our IT systems.

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

While we are required to disclose material changes in, and are now required to conduct an annual assessment of, our internal control over financial reporting, our independent registered public accounting firm has not been, and will not be, required to attest to the effectiveness of our internal control over financial reporting for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act (JOBS Act). We could be an “emerging growth company” until December 31, 2026 (the last day of our financial year following the fifth anniversary of our initial public offering in November 2021). The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a U.S. public company and an assessment of the effectiveness of our internal control over financial reporting by an independent registered public accounting firm in accordance with the provisions of Section 404 could detect additional significant deficiencies or material weaknesses that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements, require us to incur the expense of remediation and investors may lose confidence in the accuracy and completeness of our financial reports which could cause the market price of our ordinary shares to decline and also restrict our future access to the capital markets. We could be also subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

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

We have procedures in place designed to ensure compliance with sanctions and other trade controls and we monitor our product developments closely regarding any further regulatory implications. However, we cannot assure you that our sanctions compliance procedures and trade controls policies will effectively prevent us from violating such laws and regulations. Unanticipated developments such as Germany’s decision to categorize our spaceborne laser communication terminals as dual-use goods (i.e., products that may have both civil and military applications) may require us to obtain new governmental approvals or licenses, which we have not anticipated, for the export of our products to countries which are not covered by the European Union’s general export authorization. In addition, we cannot assure you that our compliance processes will be efficiently implemented in the future or that our subsidiaries, intermediaries, sales agents, employees, directors and officers will effectively follow these processes.

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

In addition, dilution may arise from the acquisition or investment by us in companies in exchange, fully or in part, for newly issued ADSs or shares, share options or conversion rights granted to our business partners or our customers as well as from the exercise of share options or conversion rights granted to our employees in the context of existing or future share option programs or the issuance of ADSs or shares to employees in the context of existing or future employee participation programs. Any future issuance of ADSs or shares could reduce the market price of the ADSs and dilute the holdings of existing shareholders, which may have a negative effect on any dividend payments.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and therefore we may take advantage of certain exemptions from reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, presenting only limited selected financial data in this Annual Report, not being required to comply with the auditor attestation requirements of Section 404 in this Annual Report or subsequent Annual Reports filed on Form 20-F and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements. As a result, our shareholders may not have access to certain information that they may deem important. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, which allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Such provisions are only applicable under U.S. GAAP. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company,” we may be able to take advantage of the benefits of this extended transition period. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion , if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of the ADSs held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. Investors may find the ADSs less attractive because we have relied on the reporting requirement exemptions described above. If some investors find the ADSs less attractive, there may be a less active trading market for the ADSs and the price of the ADSs may become more volatile.

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

B. Business Overview

BUSINESS

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace-based communication networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, airborne- and space-based applications. Our technology and products are designed to provide the secure wireless backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles and aircraft with potential future use on ships, mobility platforms and fixed locations on the ground. We aim to industrialize laser communication by focusing on standardization and cost-efficiency. We believe that we are one of the first companies to develop laser communication technology at commercially attractive price points for use in both government and commercial markets. By leveraging our deep technical expertise and early mover advantage, we aim to become the go-to supplier for the “internet above the clouds.”

Laser communication offers significant technical and operational advantages for wireless data transmission compared to other wireless communication systems, which mostly use RF technologies to transmit information. RF-based communication is generally characterized by lower bandwidth, significant license requirements and a wide beam divergence, which makes it much more susceptible to interception. Laser communication, on the other hand, benefits from its higher bandwidth capacity, lower latency, improved security, lower power requirements and a license-free spectrum. Laser communication has achieved world record transmission rates of 13.16 terabits per second, as compared to RF’s maximum transmission rate of 36 gigabits per second (according to the Facebook Connectivity Lab). Current demand for laser communication is predominantly driven by government applications in defense, surveillance, intelligence and border control, which seek to leverage the superior capabilities of laser communication. With its significant advantages and wide range of applications, laser communication is highly attractive for the development of next-generation communication networks, in particular for space and airborne applications.

We were founded in 2009 by former scientists of the DLR and have invested in developing and optimizing our laser communication technology, which we are now commercializing. We have developed pre-serial product versions of our CONDOR inter-satellite link terminal and our HAWK airborne terminal, and are currently ramping up serial production to enable customers to deploy our technology at scale. We believe that we are one of a few companies offering a commercially viable laser communication terminal solution combining light weight, robustness, high data rate and high-power efficiency at attractive prices. We aim to industrialize laser communication by focusing on developing standardized and modularized products suitable for a wide array of customers and applications. We have benefited from advancing on the learning curve with the development of the pre-serial product versions of our CONDOR and HAWK terminals, as we continuously seek to decrease the costs of deploying laser communication. By moving from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit for our CONDOR terminals by around 80% compared to previous versions. We are currently ramping up serial production targeting a per year production rate capacity of up to 2,000 units in the medium term. We expect to continue to incur significant expenses related to the ramp-up of serial production, the further development of our technology and products as well as the expansion of our sales and marketing activities.

Over the past few years, our technology has gained significant traction in the space industry and we have been successful in attracting initial customers, in particular in the government sector. For example, in 2020, we were awarded contracts by Telesat and another customer for our CONDOR terminals in connection with two separate U.S. governmental programs launched by DARPA and the SDA, respectively. On October 31, 2021, we entered into a Strategic Agreement with NG under which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. In connection with the Strategic Agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for the transport layer Tranche 1 of the SDA’s PWSA satellite constellation. The agreement has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Furthermore, in October 2022, we received an additional order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program. In January 2023, we entered into a definitive agreement with a new, undisclosed U.S.-based customer for the delivery of CONDOR terminals. The agreement with such undisclosed customer has a value of approximately $24 million and provides for payment milestones in the first and second half of 2023 and product deliveries in the second half of 2023.

With respect to our HAWK terminals, we initially received an order for two terminals from an affiliate of L3Harris (which we previously announced as an undisclosed commercial customer) in 2020. Following delivery of the pre-serial product versions of our HAWK terminals, successful flight tests were conducted since then and further demonstrations and tests with increasing mission scope are planned going forward. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market. In July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges. In connection therewith, L3Harris invested approximately €11.2 million and acquired approximately 7.2% of our share capital at the time. With this strategic cooperation framework, we and L3Harris seek to build on our existing collaboration in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground. More recently, in November 2022, we delivered a set of multiple HAWK terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized as part of disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised. In addition, we delivered a small number of HAWK terminals to a U.S.-based government customer in 2022. We see sizeable demand for laser communication capabilities by customers focusing on maritime applications and mobility platforms on the ground for which the HAWK terminal, while primarily developed for airborne applications, may function as a satisfactory demonstration system to evaluate our product’s performance and define upcoming product needs.

We believe that our existing customer relationships will significantly help us win additional business in the context of current and future government and commercial programs. We also believe that the introduction of laser communication technology at commercially attractive price points has the potential to create a significant market for laser communication for years to come.

We are currently in the early phases of serial production and have only recently begun to monetize our technology. Our revenue amounted to €4,422 thousand for the year ended December 31, 2022 (compared to €2,355 thousand in 2021). Our operating loss amounted to €73,790 thousand for the year ended December 31, 2022 and we reported a net loss of €73,782 thousand for the same period (compared to an operating loss of €42,364 thousand and a net loss of €45,477 thousand in 2021). We manage our business based on our two operating segments, which are also our reportable segments in accordance with IFRS 8. Our two reportable segments include our Space segment, which currently comprises our CONDOR terminals, and our Air segment, which currently comprises our HAWK terminal. Our measure of segment profitability for each reportable segment is operating profit / (loss). We are headquartered in Gilching, near Munich, Germany, with additional offices in Los Angeles and the Washington D.C. area, and had more than 300 full-time equivalent employees (“FTEs”) as of December 31, 2022.

Our Market Opportunity

Globally, the need for fast, secure and ubiquitous network connectivity continues to grow – a trend that has been reinforced by the COVID-19 pandemic and geopolitical conflicts such as the ongoing war in Ukraine.

Existing data networks, like the internet, are largely based on terrestrial infrastructure such as fiber optic networks, which provide for excellent connectivity in urban, densely populated areas and suburban areas, but cannot be expanded infinitely, resulting in rural and remote areas often lacking reliable or secure terrestrial infrastructure access. Current alternative connectivity solutions, such as RF-based network connectivity provided by satellites in geostationary orbit, are expensive and characterized by relatively low bandwidth and high latency connectivity, as well as limited security from hacking and spoofing. Even where broadband connectivity is available, many existing network technologies are reaching their capacity limits. Over the past decade, internet traffic has grown significantly, and this growth is expected to continue, driven largely by the increase in mobile internet usage and the proliferation of internet-connected devices including the internet of things (“IoT”), which are to be supported by high speed, high bandwidth networks.

The increased market demand for internet connectivity across the globe requires network operators to look beyond existing communication infrastructure, with a particular focus on aerospace-based communication networks. Aerospace-based communication networks will consist of a large number of interconnected network nodes established by various platforms in air and space (such as satellites, high-altitude platforms, unmanned aerial vehicles and aircraft). We believe that laser communication will play a key role in connecting these platforms, as it offers significant advantages over traditional wireless communication technologies, including higher bandwidth capacity, low latency, improved security, lower power requirements and license-free spectrum.

Over the past decade, the laser communication market has started to develop from an experimental phase to a scale-deployment phase, driven predominantly by rapid technological developments in the space industry. While government-backed programs remain a critical driver for further expansion of global space activities, well-funded technology-focused service providers companies have developed formidable commercial, space-based communication capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years. We believe that the global space industry is at an inflection point today, transitioning from a phase of discovery to a phase of scale deployment and commercialization. We consider these developments in the broader space economy as crucial for the market for our industrialized laser communication equipment to take shape and fully materialize.

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish LEO satellite-based space communication networks. The U.S. government has been the strongest proponent to date of aerospace-based network capabilities and has made the development of government space architectures using large-scale LEO constellations a priority. As such, the DoD budget for the fiscal year 2023 includes $26.3 billion for the U.S. Space Force and the SDA, which is $1.7 billion more than the DoD requested and larger than the budget request for NASA. As fast and secure military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity, intelligence, surveillance and reconnaissance (“ISR”) data distribution and teamed systems of systems. In the future, such government space architectures are expected to move to multi-orbit “proliferated” constellations (i.e., large constellations of small satellites), particularly those based in LEO, but also including laser-linked satellites in higher orbits.

Over the past years the number of active satellites in orbit increased significantly from around 950 in late 2010 to 2,000 satellites in late 2019 to around 5,500 satellites as of April 30, 2022. The number of communication constellation satellites increased by more than a factor of ten between late 2019 and mid-2022 driven significantly by the start of satellite deployments as part of commercial mega-constellations. Given these growth dynamics, we expect a continued rapid increase in active satellites in orbit. Going forward, Beyond Earth Institute estimates that by 2030 there could be as many as 100,000 satellites in orbit. We believe the vast majority of these satellites will be part of communication constellations with each satellite in the constellation potentially requiring at least two and often four optical communications terminals.

Just as the internet was initially developed as a defense communication network before evolving into a diversified, commercial application network, we believe aerospace-based communication networks will serve not only government but also industry and consumer needs over the medium-term, presenting a significant market opportunity. We believe that we are currently in the early phase of a multi-decade rollout of laser communication capabilities in aerospace-based communication networks, which will lead to more widespread use across commercial applications such as broadband satellite, data relay, Earth observation and in-orbit data processing services. As a result, we believe that the initial deployment of our products in the government market provides a foundation for our presence in the commercial market, and believe that validation from our government customers will help position our products for future large-scale deployment.

Our Value Proposition

Our laser communication technology and products are designed to overcome the current limitations of existing communication systems in air and space. By leveraging our technical expertise and first mover advantage, we believe that we are well-positioned to take advantage of the current market opportunity in government driven end-markets, by building key relationships which will position us for wider deployment as technologies are adopted at scale.

Our value proposition to customers comprises the following:

•

Serial Production: Our dedicated serial production facility in Oberpfaffenhofen (near Munich), Germany, allows us to test and optimize production processes and quickly scale up production. Its size, layout and processes have been set up with a specific focus on scalable production which is adaptable to the dynamic developments expected from the laser communications market and the demand across distinct market verticals. Lean manufacturing principles drove the design of the 1,600 square meters facility with component part flow, workstations, final assembly, and testing capabilities optimized for efficiency and high throughput production. It is designed to function as a sandbox (i.e., a testing environment) to establish production capabilities and allow us to ramp up our production as dictated by market demand.

•

Cost-efficiency/Affordability: We aim to industrialize laser communication by focusing on cost-efficient solutions to decrease the costs of deploying laser communication for our customers and target markets. To this end, we seek to leverage proven industrialized processes and supply chain strategies from other industries, including the use of commercial off-the-shelf components originally developed and utilized by the automotive, medical device, telecommunication and other established industries. At the same time, we have decided to insource optics production such as our metal telescope. Telescopes are a key component of optical communication terminals but those qualified for operation in space and featuring the required performance typically come at significant costs. We utilize telescopes made from metal rather than the typical but more expensive materials used for space products. We have already insourced most production steps, including diamond-turning and magnetorheological finishing and we are expanding our capabilities, further allowing us to go from raw material to finished optical telescope entirely in-house at significantly reduced cost. In addition, we have developed an extensive parts qualification program to identify and select commercial off-the-shelf electronics components suitable for operation and withstanding the radiative environment in space. By advancing on the learning curve from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit for our CONDOR terminals by around 80% compared to previous versions. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production.

•

Reliability / Simplicity: We conduct extensive testing of our products and components to eliminate faults early in the manufacturing process and to make the use of our products as reliable as possible. For example, we operate vibration tables to stress-test our products’ resilience in different vibration environments and a moving hexapod test platform to emulate satellite or aircraft movements. Multiple thermal chambers are used to simulate varying temperatures typically encountered by our products when in operation and we utilize a thermal vacuum chamber to test the combined effects of varying temperatures with different pressures. In addition, we believe that the ability to simply integrate our products in target platforms is a key differentiator, which is why we continuously conduct outdoor tests and flight campaigns to optimize and gain insights into the usability of our products in typical real-world scenarios. For example, we have established a remote-controlled outdoor testbed and routinely operate terrestrial outdoor links subject to the influence of atmospheric effects. We also regularly conduct flight campaigns with different airframes such as ultra-lights and high-altitude long-endurance aircraft.

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

Key Investment Highlights

Significant growth potential for laser communication in government and commercial markets

We believe that the increasing need for fast, secure and ubiquitous network connectivity opens up significant growth potential for laser communication in the near- to medium-term. Current demand for laser communication is predominantly driven by government needs, with the U.S. government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity as well as ISR data distribution. The U.S. government has invested significantly in research and development as well as deployment of laser communication and other technologies. MarketsandMarkets estimates that the military communications market, one of the fastest growing defense segments, is expected to account for approximately $40.6 billion in spending by 2025 up from $33.4 billion in 2020, with total global defense spending reaching more than $2.1 trillion by 2025 from $2 trillion in 2020 (based on our assumption of a compound annual growth rate of 2%, based on historical growth rates published by the Stockholm International Peace Research Institute).

While government funding is currently driving laser communication demand, we see increasing activity in the commercial market. In particular, we expect the space segment to grow, as space-enabled broadband connectivity has become central to businesses and individuals and the need to stay connected has spread to locations that cannot readily access existing terrestrial networks. To keep pace with growing demand from underserved regions and an increasing number of applications, network operators will need to look beyond terrestrial infrastructure. The inherent capabilities of laser communication technology can help network operators address these key challenges. According to Grand View Research, the aggregate telecommunication services market is expected to increase to approximately $2.2 trillion by 2025 (based on a compound annual growth rate of 5.4%) up from $1.7 trillion in 2020 and, according to investment manager ArkInvest, the satellite broadband market is expected to reach $50 to $100 billion in the medium term. We believe that laser communication will enable aerospace-based constellations in the commercial market to serve cellular backhaul (e.g., 4G/5G/6G), automotive, infrastructure, maritime and consumer applications. For example, by establishing laser-enabled optical mesh networks through satellites in LEO or MEO, laser communication may enable such satellites to perform as virtual cell towers connecting various devices, such as ships, aircraft, cars, satellites, trains and even terrestrial cell towers that may be too difficult or costly to connect via existing terrestrial network connections, providing hundreds of kilometers of coverage radius per network node compared to only a few kilometers provided by terrestrial cell towers.

We believe that laser communication will eventually be attractive to a wide range of diversified markets across a number of industries. For example, we believe that laser communication will offer significant advantages for high quantity IoT connectivity involving significant volumes of devices and for private optical mesh networks and backbone connectivity for industries such as aviation. In addition, laser-enabled quantum key distribution (QKD) from space to on premise optical ground terminals may offer widely accessible data security. Laser communication may also play a key role for broadband connectivity through high-altitude platforms (including balloons and drones) functioning as semi-permanent telecommunication platforms in the stratosphere providing regionally limited and/or temporary broadband services comparable to Facebook’s Project Aquila or Google’s Project Loon.

Based on the ongoing and expected developments in the government, commercial and diversified markets and based on market data available to us, we believe, based on industry studies available to us, that the market for air and space communications equipment (including laser communication) will reach more than $25 billion by 2030 up from $16 billion in 2020.

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

The most prominent government projects currently deploying laser communication are the SDA’s PWSA, a proposed multi-layered network of small satellite constellations primarily in LEO, and DARPA’s Blackjack program, which aims to develop and validate the critical elements for a global high-speed network in LEO providing for highly connected and resilient coverage, both of which are part of the CJADC2:

•

SDA’s PWSA: The PWSA will be comprised of seven layers of satellite constellations each providing a unique capability. These layers will all be tied together by a so-called “transport layer,” a low-latency data and communications proliferated “mesh network” of satellites (i.e., a decentralized network comprising various wireless nodes with each node acting as a forwarding node to transfer the data) connected through OISLs. In addition to the transport layer, the PWSA will include a “tracking layer” comprised of sensor satellites to detect and track missiles, which also will use OISLs to connect to SDA’s transport layer satellites. Laser communication is one of the most critical technologies the SDA is evaluating in connection with the PWSA, as OISLs are key to making LEO communication satellites useful. The constellation will be launched in “Tranches” starting with “Tranche 0.” According to the SDA, Tranche 0 will consist of 20 transport layer satellites, and eight missile tracking layer satellites. On April 2, 2023, the SDA announced the successful initial launch of Tranche 0 of the PWSA. In August 2020, the SDA awarded Lockheed Martin and York Space Systems with contracts to build ten satellites each for the transport layer. In October 2020, the SDA awarded SpaceX and L3Harris with contracts to build four Overhead Persistent Infrared Imaging (OPIR) satellites for the tracking layer. The Tranche 0 constellation is designed to serve as the prototype for a number of subsequent tranches, with current plans to launch a new tranche every two years. In March 2022, the SDA awarded Lockheed Martin, NG and York Space Systems with contracts for a total of 126 laser-linked satellites for the transport layer “Tranche 1” of its satellite constellation. Tranche 1 is expected to launch in late 2024. In July 2022, the SDA awarded L3Harris and NG with contracts for a total of 28 satellites equipped with OISLs for the Tranche 1 tracking layer.

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

There are numerous additional government programs in the airborne market focusing on the development of connected systems and shared networks based on different communication technologies, including laser communication. These programs include, most notably, the U.S. military’s Advanced Battle Management System (“ABMS”), a military IoT being developed as one of the core elements of the CJADC2, which will enable the joint force to quickly collect, analyze and transmit data at machine speeds. The ABMS is designed to securely connect sensors, data, decision-makers and weapons across multiple domains and to enable ubiquitous connectivity and availability offering powerful capabilities for command and control. As another example, under Project Skyborg, the U.S. Air Force aims to develop a digital artificial intelligence architecture to support a family of low-cost, modular unmanned aerial vehicles (“UAVs”) that can communicate via a network shared with manned aircraft, enabling so-called Manned-Unmanned Teaming (MUM-T). In Europe, Airbus Defense and Space and its French partner Dassault Aviation are currently working on the Future Combat Air System (FCAS), a program aiming to develop a family of air systems connected by an advanced air combat cloud network. This cloud network will be designed to deliver common situational awareness by instantaneously capturing, sharing, merging and processing large amounts of data from all connected core air vehicles and unmanned platforms. New programs are regularly introduced as the importance of information supremacy in the defense context and the reliance on data for civil purposes continues to grow.

We believe that these government programs, most of which are driven by the U.S. government, are crucial for the ongoing development and implementation of aerospace-based communication networks in general, and laser communication systems specifically. In addition, most recently, we were selected for three technology development projects related to quantum communication, which are part of the second phase of the QuNET initiative funded by Germany’s Federal Ministry of Education and Research. Our technology development will be co-funded with a total amount of up to €5.6 million between 2023 and 2025.

Deeply engaged with customers in the government market through highly attractive contract awards within initial government programs

While laser communication is in the early stages of development, we expect to benefit from our deep technical expertise and first mover advantage in industrializing laser communication technology, paving the way for large-scale deployment. As we are deeply engaged with pioneering customers, we believe that we are well-positioned in the government market with respect to both of our products, our CONDOR inter-satellite link terminal and HAWK airborne terminal.

Most notably, in connection with the SDA’s PWSA, in September 2020, we were awarded the first part of a contract for the delivery of our CONDOR terminals to a customer for its work on Tranche 0. Initial delivery of equipment to this customer took place in first half of 2021. As part of our engagement in the PWSA, in May 2021, we successfully demonstrated the industry’s first over-the-air transmission using an OISL terminal communicating with an independently built testbed, both of which are compliant with the SDA’s OISL industry standard. The demonstration was composed of a set of optical and electronic tests characterizing our CONDOR optical inter-satellite link product. We believe that this demonstration marks a crucial milestone in the industrialization of laser communication and, as such, a first step in the technology’s widespread adoption within the satellite industry and beyond.

In October 2020, we were selected by Telesat to supply multiple units of our CONDOR terminals for Telesat’s work on DARPA’s Blackjack program. We delivered the terminals to Telesat’s system integrator in the second half of 2022. As part of our engagement in the Blackjack program, we established the industry’s first laser communication interoperability laboratory in Los Angeles that simulates conditions in space to test interoperability between different vendors’ terminals.

In late October 2021, we entered into the Strategic Agreement with NG under which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace-based and defense applications outside the space sector. In connection with the Strategic Agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for Tranche 1 of the SDA’s PWSA satellite constellation. The agreement has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Our ability to generate additional revenue from the Strategic Agreement will depend on NG being awarded the relevant government contracts. For more information, see “Our Operations—Our Go-To-Market Strategy—Customer Awards—Strategic Agreement with Northrop Grumman.” In October 2022, we received an additional order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program.

More recently, on January 9, 2023, we entered into a definitive agreement with a new, undisclosed U.S.-based customer for the delivery of CONDOR terminals. The agreement has a value of approximately $24 million and provides for payment milestones in the first and second half of 2023 and product deliveries in the second half of 2023.

In 2021 and 2022, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems:

•

In early December 2021, our co-led consortium UN:IO was selected by the European Commission for initial work on an independent European satellite network. Our initial work includes the development of a detailed technical concept for the proposed European constellation architecture.

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

•

In February 2022, we were awarded a contract by the European Space Agency (“ESA”) to analyze, design, build and test on a laboratory model an end-to-end optical communication system that can achieve data transmission speeds of up to 1 Terabit per second (Tbps).

•

In August 2022, we were selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 1 of DARPA’s Space-BACN; DARPA’s Space-BACN program envisions a low-cost, scalable optical communications terminal that could be reconfigured to work with various optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites.

With respect to our HAWK terminals, we initially received an order for two terminals from an affiliate of L3Harris (which we previously announced as an undisclosed commercial customer) in 2020. Following delivery of the pre-serial product versions of our HAWK terminals, successful flight tests were conducted since then and further demonstrations and tests with increasing mission scope are planned going forward. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market. In July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges, including our already established interoperability labs and testbeds to emulate the link environment to be expected in space on the ground, as well as access to upcoming laser communication assets to be deployed by us on the International Space Station (ISS). In connection therewith, L3Harris invested approximately €11.2 million and acquired approximately 7.2% of our then share capital. With this strategic framework, we and L3Harris seek to build on our existing collaboration in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground. More recently, in November 2022, we delivered a set of multiple HAWK terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized as part of disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised. In addition, we delivered a small number of HAWK terminals to a U.S.-based government customer in 2022.

In October 2021, we and H3 HATS GmbH (“H3 HATS”) announced the successful start of a joint demonstration campaign to showcase laser communication capabilities for high-altitude long endurance aircraft using industrialized optical communications terminals. Initial flights of the campaign demonstrated key performance criteria of our HAWK terminal in pre-series production onboard one of H3 HATS’ aircraft. Our partnership with H3 HATS provides for the expansion of HAWK’s suitable mission envelope in upcoming flights and joint customer demonstrations going forward.

We believe that by our early traction with these contract awards within initial government programs in both the space and airborne markets, we will be poised to take advantage of future government initiatives in the U.S. and the other geographies in which we operate.

Strong position in the commercial market, leveraging government track record

While the initial development and implementation of aerospace-based communication networks in general, and laser communication systems specifically, are driven by government programs, in recent years large commercial companies have emerged seeking to build satellite mega-constellations for establishing alternative communication networks. For example, well-funded aerospace companies such as SpaceX, OneWeb, Telesat and Kuiper (Amazon) have committed substantial resources to deploying satellite mega-constellations, which are expected to be connected with each other through OISLs. SpaceX already has hundreds of Starlink satellites equipped with OISLs in orbit and aims to continue the global rollout of its Starlink satellite internet network throughout 2023. OneWeb announced in March 2021 that its second generation of satellites will use OISLs for interconnection. In July 2022, OneWeb agreed to be acquired by one of its largest shareholders, Eutelsat S.A., with a focus on launching its second generation constellation. SpaceX and OneWeb combined are responsible for over 70% of small satellites launched to orbit over the last two years creating significant momentum for satellite constellations. Canadian-based Telesat, an established satellite operator, and Kuiper (Amazon), have also announced that they are working on high-speed, low-latency broadband satellite networks in LEO. While a few of these companies may develop laser communication capabilities in-house, we believe that most will rely on third-party suppliers, such as us, capable of providing laser communication products that are affordable, scalable and interoperable. We regularly engage in discussions with key players in the market, whether or not they seek to rely on third-party suppliers, aiming to strengthen our network of potential industry partners. We believe that by establishing strong relationships with these market participants, we can develop significant potential for future partnerships or collaborations that will utilize our products or components.

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market. For example, in August 2021, we received a purchase order from Capella Space (which we previously announced as an undisclosed commercial customer), under which we will deliver up to 20 CONDOR terminals over a period of four years. More recently, on January 24, 2023, we announced an order for a small number of CONDOR terminals by Japan-based Warpspace Inc. The terminals will be used by Warpspace Inc. to establish a commercial optical data relay network for Earth observation satellites. Product deliveries are scheduled for 2025.

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

Industry leading production capabilities with flexibility to scale

We believe that the ability to manufacture laser communication terminals at scale will be a key differentiator as laser communication proliferates. We have made significant investments in our manufacturing infrastructure and have demonstrated a proven ability to manufacture both our CONDOR and HAWK terminals. Our production facility in Oberpfaffenhofen, Germany, has state-of-the-art capabilities, which we believe provide an advantage versus our competitors. Our production facility is designed to function as a sandbox (i.e., a testing environment) to establish production capabilities and allow us to ramp up our production as dictated by market demand. Going forward, we expect to be able to increase production output targeting a per year production rate capacity of up to 2,000 units in the medium term.

Learning curve benefits driving continued cost reductions over time

By realizing learning curve benefits as we have scaled from singular prototype production to pre-serial production, we have already reduced our material costs per unit for our CONDOR terminals by around 80% compared to previous versions. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production. We believe that by focusing on cost-efficient solutions and by improving our superior production capabilities, we will be able to significantly decrease the costs of deploying laser communication for our customers and target markets.

Dedicated management team with relevant industry expertise

We are led by a dedicated senior management team with significant industry experience, including at SpaceX, SA Photonics, Boeing, SES, Iridium, Siemens, Panasonic and, in the case of our co-founder and Chief Technology Officer, at the DLR. In addition, we have assembled a world-class team of engineers and manufacturing experts who comprise our industry leading research and development team. We believe that the technological expertise and talent of our team allows us to industrialize and commercialize our technology and products, and that this team will provide us with a sustainable competitive advantage over time.

Our Operations

Our laser communication technology and products are designed to provide the secure wireless backbone for connectivity to link satellites, aircraft, UAVs and high-altitude platform stations to the ground. We have introduced two distinct product families for laser-enabled communication in air and space, our CONDOR inter-satellite link flight terminal and our HAWK airborne flight terminal. We have a highly qualified research and development team committed to enhancing our current product portfolio and to developing our pipeline of new and complementary products. We manufacture our own products in our customized facility in southern Germany, which boasts state-of-the-art production capabilities. While we sourced the majority of the components for our products from third-party suppliers in the past, in 2021, we started to insource important components such as the production of the metal telescope. Although some components are manufactured to our specifications, many of our components are commercial off-the-shelf and are available from multiple sources.

Our Products

We have two principal product families: CONDOR, an optical inter-satellite link flight terminal providing for satellite-to-satellite communications in space, and HAWK, an airborne flight terminal providing for air-to-air and air-to-ground links of airborne vehicles. We have developed and delivered pre-serial production versions of each of these products to initial customers and are currently ramping up initial serial production. In addition to our space- and airborne products, we developed demonstration prototypes of our ARMADILLO and RHINO ground terminals in 2017 and 2018, respectively, and have recently restarted related product development activities for our ground terminals as use cases and demand are emerging. Our ARMADILLO and RHINO ground terminals are designed to offer high-speed access points for air-to-ground and space-to-ground communication scenarios, respectively.

Product Roadmap

We believe that we have a strong track record of designing and manufacturing space and airborne laser communication terminals that deliver superior technological results and performance. In 2012, we developed an initial prototype of an airborne laser terminal. With this initial prototype, we successfully demonstrated, together with Airbus, the maturity and readiness of laser communication in an air-to-ground scenario in 2013, reaching a data rate of 1.25 Gbit/s—a world record in data transmission via laser communication technology. We continuously developed and tested a variety of components and specifications to further improve our technology and completed our second prototype in 2014, with which we conducted several internal test and demonstration missions. As a result of our continuous efforts, we developed our first demonstration prototype of our airborne laser terminal, of which we sold a number of units to initial customers, including Facebook. Following further refinement of our technology and components, we completed the development of pre-serial product versions of our CONDOR and HAWK terminals in 2021 and 2020, respectively.

Space Terminals

In our Space segment, we currently offer our CONDOR terminals which are designed to be attached to satellites in order to establish connections between satellites. Our CONDOR terminals designed for LEO provides the backbone for inter-satellite connectivity in LEO. It is capable of establishing links for inter-plane scenarios independent of satellite motion with coarse pointing assembly as well as intra-plane connections without coarse pointing assembly. Use cases for our CONDOR terminals include, among others, government and military secured communication, backbone connectivity for optical mesh networks for commercial satellite constellations and in-orbit optical relay links for surveillance and Earth observation satellites.

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

Ground Terminals

Our ARMADILLO and RHINO ground terminals are designed to offer high-speed access points for air-to-ground and space-to-ground communication scenarios, respectively. We sold both our ARMADILLO and RHINO prototypes to initial customers, including Facebook, for testing and demonstration purposes. In 2017, we tested, in collaboration with Facebook, our HAWK prototype in combination with our ARMADILLO prototype and beat our own previously established world record by successfully demonstrating the viability of our technology through a series of tests culminating in a 10 Gbps air-to-ground transmission from a moving aircraft. While we have not actively promoted or marketed our ARMADILLO and RHINO ground terminals as much as our CONDOR and HAWK products over the last few years, we have restarted related product development activities for our ground terminals as use cases and demand are emerging. As the market evolves, we believe that ground terminals will play a vital role in the further development and deployment of aerospace-based communication networks. In the future, we may, therefore, engage in further development activities with respect to our ground terminals.

Our Go-To-Market Strategy

We are a sub-system supplier in the aerospace-based communication industry providing products to system primes, such as aircraft and satellite manufacturers, and in certain cases to system operators. We aim to influence both the system primes who build the satellite constellations and the system operators who make the ultimate decisions to deploy laser terminals.

The following graphic illustrates our position as sub-system supplier in the aerospace-based communication industry:

Currently, our largest market is North America, specifically the United States and Canada. We also focus on selling our products into select other countries such as Israel, Japan, South Korea, India and Western European countries. Over time, we believe that additional potential markets may develop across the globe.

Due to the expected average lifetime of LEO and MEO satellites, we expect demand for space products to be subject to cyclical developments with significantly shorter replacement cycles for LEO and MEO satellites relative to GEO satellites. For our products in our Air segment, we are able to offer maintenance services, allowing us to generate recurring revenues from such services over the lifetime of the terminal.

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

We have a diverse network across the government market, including relationships with a number of system primes who contract with government agencies for the installation and integration of large space- and airborne-based communication systems. To participate in certain U.S. government programs, in April 2022, we established a new U.S. subsidiary, Mynaric Government Solutions, Inc., and have recently commenced the process of insulating this entity from foreign ownership, control or influence (FOCI) to be able to receive access to U.S. classified information. We believe that our recent government and commercial contract wins and the successful demonstration of OISL interoperability in accordance with the SDA’s industry standard will help us further deepen our network and enable us to engage in leading government projects aiming to develop and deploy laser communication networks.

We also seek to leverage our established government relationships to drive engagement with potential commercial customers. In the commercial market, we target companies aiming to establish smaller Earth observation and surveillance constellations for our CONDOR terminals. For our HAWK terminals, we focus on UAV and unmanned aircraft system builders who work with customers requiring significant data and increased bandwidth for their applications as well as on other markets for which the current HAWK terminal version serves as a satisfactory demonstration system of our product’s capabilities. As in the government market, we also seek to establish and advance our relationships with system primes, which focus on integrating new technologies and products into vehicles manufactured by third parties, and with system integrators, which focus on equipping existing platforms with novel capabilities.

In addition to our direct sales and marketing activities, we have developed a global network of distributors for our airborne laser-based communication products. For example, for our HAWK terminal, we have distribution relationships in Australia, Israel and Japan and we are actively working to establish additional partnerships in other jurisdictions, such as India and South America.

Sales Cycle

The typical sales cycle for our products in the government market includes a pre-sale process to define a potential customer’s needs and budget. While certain customers may choose, or be required, to conduct a RfI or

RfP process, allowing several companies to openly bid for the project, we focus on developing relationships with potential customers early in their decision-making processes, positioning us to avoid RfP processes where possible. In case of government space programs, we typically engage with potential customers in the form of a customer-initiated RfI process, which may take up to six months. During this phase our business development and sales teams provide the potential customer with preliminary information about our products’ suitability in the context of the particular program. This phase is followed by an RfP campaign that includes further refinements of specific program requirements and generally results in an actual firm bid. Such bid is typically composed of, among others, unit volumes, prices, delivery times and payment milestones.

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

Customer Awards

Government Market

In connection with the SDA’s PWSA, in September 2020, we were awarded the first part of a contract for the delivery of our CONDOR terminals to a customer for its work on Tranche 0. Initial delivery of equipment to this customer took place in first half of 2021. As part of our engagement in the PWSA, in May 2021, we successfully demonstrated the industry’s first over-the-air transmission using an OISL terminal communicating with an independently built testbed, both of which are compliant with the SDA’s OISL industry standard. The demonstration was composed of a set of optical and electronic tests characterizing our CONDOR optical inter-satellite link product. We believe that this demonstration marks a crucial milestone in the industrialization of laser communication and, as such, a first step in the technology’s widespread adoption within the satellite industry and beyond.

Additionally, in October 2020, we were selected by Telesat to supply multiple units of our CONDOR terminals for Telesat’s work (as system operator) on DARPA’s Blackjack program. We delivered the terminals to Telesat’s system integrator in the second half of 2022. As part of our engagement in the Blackjack program, we established the industry’s first laser communication interoperability laboratory in Los Angeles that simulates conditions in space to test interoperability between different vendors’ terminals.

In October 2021, we entered into the Strategic Agreement with NG under which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. We may also collaborate on the development of laser communications for aerospace-based and defense applications outside the space sector. In connection with the Strategic Agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for Tranche 1 of the SDA’s PWSA satellite constellation. The Tranche 1 order has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Any milestone payments under the SDA Order will count towards the $35 million revenue opportunity under our Strategic Agreement with NG, subject to such milestone payments actually being made. Our ability to generate additional revenue from the Strategic Agreement will depend on NG being awarded the relevant government contracts. For more information, see “—Strategic Agreement with Northrop Grumman.” In October 2022, we received an additional order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program.

More recently, on January 9, 2023, we entered into a definitive agreement with a new, undisclosed U.S.-based customer for the delivery of CONDOR terminals. The agreement has a value of approximately $24 million and provides for payment milestones in the first and second half of 2023 and product deliveries in the second half of 2023.

In 2021 and 2022, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems:

•

In early December 2021, our co-led consortium UN:IO was selected by the European Commission for initial work on an independent European satellite network. Our initial work includes the development of a detailed technical concept for the proposed European constellation architecture.

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

•

In February 2022, we were awarded a contract by the ESA to analyze, design, build and test on a laboratory model an end-to-end optical communication system that can achieve data transmission speeds of up to 1 Terabit per second (Tbps).

•	In August 2022, we were selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 1 of DARPA’s Space-BACN.

•

In March 2023, we were selected for three technology development projects related to quantum communication, which are part of the second phase of the QuNET initiative funded by Germany’s Federal Ministry of Education and Research. Our technology development will be co-funded with a total amount of up to €5.6 million between 2023 and 2025.

With respect to our HAWK terminals, we initially received an order for two terminals from an affiliate of L3Harris (which we previously disclosed as an undisclosed commercial customer) in 2020. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market. Following delivery of the pre-serial product versions of our HAWK terminals, successful flight tests were conducted since then and further demonstrations and tests with increasing mission scope are planned going forward. In July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris. Under the strategic framework, L3Harris completed an equity investment corresponding to 7.2% of our then share capital. For more information, see “—Strategic Cooperation Framework with L3Harris.” More recently, in November 2022, we delivered a set of multiple HAWK terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized as part of disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised. In addition, we delivered a small number of HAWK terminals to a U.S.-based government customer in 2022.

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

•

Airbus U.S. Space & Defense: In May 2022, we entered into a paid for agreement with Airbus to host our CONDOR terminal on the International Space Station’s (ISS) functional testbed, Bartolomeo. We plan to operate our industrialized optical communications terminal on the ISS, with the aim of demonstrating the CONDOR terminal’s capabilities in LEO and providing our customers with an extended range of experimental mission scenarios.

•

Undisclosed Customer: In November 2022, we delivered a set of multiple HAWK terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized as part of disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised.

•

Warpspace: More recently, on January 24, 2023, we announced an order for a small number of CONDOR terminals by Japan-based Warpspace Inc. The terminals will be used by Warpspace Inc to establish a commercial optical data relay network for Earth observation satellites. Product deliveries are scheduled for 2025.

Strategic Agreement with Northrop Grumman

On October 31, 2021, we entered into the Strategic Agreement with Northrop Grumman (NG) setting forth the terms for a strategic collaboration primarily in the space arena. We and NG signed the Strategic Agreement based upon a shared interest in accelerating the growth, development, adoption and innovation of laser communication solutions primarily for aerospace and defense applications, including air, space, ground, maritime, and undersea with a near-term emphasis on the space arena for the U.S. government’s needs and missions. Under the Strategic Agreement, we serve as a strategic supplier to NG, granting NG assured and preferred access and pricing to our products and services.

As part of the Strategic Agreement, we have agreed with NG to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. The Strategic Agreement does not restrict our ability to develop or sell customized products in any other market segment or to sell our off-the-shelf products to any customer.

Under the Strategic Agreement, NG has agreed to provide us with an annual minimum awards opportunity to sell and provide to NG customized products or off-the-shelf products and/or related services. Over the term of the Strategic Agreement, the cumulative annual awards opportunity will amount to at least $35 million.

The Strategic Agreement has a term of five (5) years. We are entitled to terminate the Strategic Agreement under certain circumstances, including if NG fails to offer us the relevant minimum annual awards opportunity in a given year. NG is entitled to terminate the Strategic Agreement if we fail to perform our obligations under the Strategic Agreement subject to a cure period or if there has occurred any material adverse change to our capabilities or other attributes that would impact our reputation or ability to perform under the Strategic Agreement. We may not assign the Strategic Agreement without NG’s prior consent. In case of a change of control, NG is entitled to terminate the Strategic Agreement.

In connection with the Strategic Agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of optical communication terminals for Tranche 1 of the SDA’s PWSA satellite constellation. The agreement has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Any milestone payments under the SDA Order will count towards the $35 million revenue opportunity under our Strategic Agreement with NG, subject to such milestone payments actually being made. In addition, in October 2022, we received another order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program. We expect to deliver our CONDOR terminals to NG in 2024, with deployment expected to take place in 2025. Our ability to generate additional revenue from the Strategic Agreement will depend on NG being awarded the relevant government contracts.

Strategic Cooperation Framework with L3Harris

On July 5, 2022, we agreed with L3Harris on a strategic cooperation framework. In connection therewith, L3Harris invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares. Under the cooperation framework, we agreed to serve as preferred provider of laser communication solutions to L3Harris. In return, we granted L3Harris certain collaboration privileges such as access to select test capabilities, including our already established interoperability labs and testbeds to emulate the link environment to be expected in space on the ground, as well as access to upcoming laser communication assets to be deployed by us on the International Space Station (ISS). With this strategic framework, we and L3Harris seek to build on our existing collaboration in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground.

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

The graphic below illustrates the technological benefits of laser communication compared to existing RF-based communication technologies in terms of distance, data and bandwidth:

Research & Development and Engineering

Research & development is critical to our business strategy. We believe we have developed strong in-house capabilities in product design, engineering, testing and quality assurance, covering the entire research and development process from conception to completion. We are committed to investing in a robust research and development program to enhance our current product portfolio and to develop our pipeline of new and complementary products.

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

Our research and development team consists of in-house staff, including engineers, machinists and researchers as well as quality and manufacturing personnel. Our research and development team conceptualizes technologies and then builds and tests prototypes before refining and/or redesigning as necessary. Our goal is to develop standardized, cost-effective laser communication products and to build tools and testbeds for handover to serial production. As of December 31, 2022, we had 173.3 FTEs dedicated to research and development.

We have made substantial investments in product and technology development since our inception. Research and development expenditure totaled €19,096 thousand in 2022 compared to €20,675 thousand in 2021 and €14,449 thousand in 2020, of which €967 thousand, €2,845 thousand and €8,248 thousand, respectively, were capitalized. For more information on the capitalization of development costs under IFRS, see “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—Research & Development.” We conduct the majority of our research and development activities at our facility in Gilching, Germany. We believe that the close interaction between our research and development, marketing and manufacturing groups allows for timely and effective realization of our technology and products.

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

Our Competitive Landscape

To our knowledge, currently only a limited number of companies focus on the development of laser communication capabilities in the aerospace industry. As the market evolves, we expect to see additional competitors such as SpaceX or potentially Amazon enter the market or attempt to develop laser communication capabilities in-house. Positive market development notwithstanding we do not expect the number of competitors to grow significantly considering the technological complexity of our underlying technology.

Our main direct competitors include, among others:

•	TESAT Spacecom, an Airbus subsidiary headquartered in Germany, specializing in the production of payload equipment for communication satellites;

•	Thales Alenia Space, a joint venture between Thales and Leonardo headquartered in France, that designs, operates and delivers satellite-based systems that help customers position and connect;

•	SA Photonics, a subsidiary of CACI International Inc. headquartered in California, USA, specializing in free space optical communications, fiber lasers and optical sensing systems;

•	Ball Aerospace, a Ball Corporation subsidiary headquartered in Colorado, USA, specializing in the development and testing of terrestrial-based applications for laser technology;

•	General Atomics Electromagnetic Systems, an affiliate of General Atomics, that designs and builds complex payloads, optical communication terminals and integrated support systems; and

•	SpaceMicro: a San Diego-based supplier of space electronics and satellite components in which Voyager Space acquired a majority stake.

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

Information Technology

We primarily use several commercially-available software programs for our business operations along with our own proprietary software and applications in connection with operating our products. We seek to control costs and improve our ability to deliver our products by maintaining reliable systems.

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

We do not own any patents and do not have any patent applications pending. We have non-exclusive licenses from third parties for the use of certain components in our products. For example, we entered into a license agreement with a German technology research institute in September 2020 under which we were granted a limited, non-exclusive license to manufacture certain optical components based on the know-how and the intellectual property of the institute. The license agreement has a term until December 31, 2034. We agreed to pay royalties based on costs of product sales. Upon expiry of the license agreement, we will be permitted to use such know-how and intellectual property freely without any further obligation to pay royalties.

We own six trademarks and 37 internet domain names. We provide our products to customers pursuant to terms and conditions that impose restrictions on use and disclosure of our proprietary and confidential information. We also seek to avoid disclosure of our intellectual property using contractual obligations, by requiring employees, consultants and contractors with access to our proprietary information to execute nondisclosure, non-competition and intellectual property assignment agreements. In addition, we generally control access to our proprietary and confidential information through the use of internal and external controls. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.”

Insurance Coverage

We have insurance policies in place that we consider customary for our industry, including general liability insurance, product liability insurance, transportation insurance, and loss of property and earnings insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Facilities

We currently lease all of our real property and do not own any real property.

Our headquarters are located at Dornierstraße 19, 82205 Gilching, Germany. We lease approximately 4,500 square meters (approximately 48,400 square feet) of office space including development and pre-production facilities. The lease has a term of ten years, expiring in 2029. We have the option to extend our lease for an additional ten years (two extension options, each for a five-year period). In 2020, we leased an additional facility in Oberpfaffenhofen, Germany, for production and warehouse space encompassing approximately 1,600 square meters (approximately 17,200 square feet). Our lease for this facility has a term of five years, expiring in 2025. We have the option to extend our lease for this facility for an additional five years. In preparation for future growth, we decided to further expand our facilities in 2023. To this end, we signed a lease agreement for a new location in Munich. Our lease for this facility has a term of ten years following handover (which is expected to begin in the second quarter of 2023 and may be completed in the third quarter of 2023). The new location offers approximately 11,000 square meters (approximately 120,000 square feet) of office space, production and development facilities. For purposes of adapting the facility to our needs, we will pay to the landlord an additional fee of €1.1 million following payment of the first month’s rent.

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

In July 2020, the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie) prohibited the export of laser communication terminals for installation on LEO satellites to customers in China based on Section 6 in conjunction with Section 4 para. 1 of the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz, “AWG”). The ban was issued on the grounds of essential security interests of the Federal Republic of Germany, in order to prevent a disturbance of the peaceful coexistence of nations and to prevent a substantial disturbance to the foreign relations of the Federal Republic of Germany (Section 4 para 1 no. 1, 2 and 3 AWG), as our laser communication terminals would have a potential use in the fields of military reconnaissance and communication. To comply with the ban, in 2020 we terminated all business relationships with customers in China. While we currently do not intend to pursue any business opportunities in China or with Chinese customers, we have challenged the export ban with a lawsuit before the Administrative Court of Berlin with a view to seeking compensation for losses we suffered as a result of the export ban. In a court hearing on October 26, 2022, our action was dismissed.

On February 17, 2020, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) initiated an investigation against us on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR. On January 14, 2020, we had announced, by means of a press release published on our website, that we had entered into a new multi-million Euro contract with a space customer. During the ongoing investigation, BaFin argued that the conclusion of a contract of such dimensions would have fallen under the ad hoc disclosure obligation of Article 17 para. 1 MAR, and that the publication on our website did not satisfy this obligation. On March 16, 2020, as requested, we provided BaFin with additional information about the contract and the negotiations leading up to it as well as our explanation as to why we did not file an ad hoc disclosure in this case. On November 13, 2020, BaFin informed us that notwithstanding the additional information we provided, it still upholds its view of an existing infringement of the ad hoc disclosure obligation. BaFin has now entered the process of investigating the alleged omission of an ad hoc disclosure as an administrative offence (Ordnungswidrigkeit). On October 11, 2022, we received a further letter from BaFin, in which BaFin stated that based on its investigation and prior written responses provided by us, BaFin was of the preliminary view that we had at least objectively violated the ad hoc disclosure obligation of Article 17 para. 1 MAR. We submitted a further written response to the BaFin on November 16, 2022. On March 20, 2023, BaFin imposed an administrative fine amounting to €150,000 us in this matter. The administrative fine order is final and binding.

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

On November 25, 2021, we received a notification of a hearing from the BaFin, which initiated an investigation against us on the grounds of the alleged delay of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR relating to the announcement of our initial public offering in the U.S., which was published in April 2021. We submitted a written response to the BaFin on January 10, 2022. By letter dated April 20, 2023, BaFin informed us that they will no longer pursue this matter.

In 2020, Airborne Wireless Network (“ABWN”), a former customer, filed a complaint in the Superior Court of the State of California against Mynaric Lasercom GmbH under a contract relating to the delivery of two prototype versions of laser terminals for airborne applications. In its complaint, ABWN alleged breach of contract due to alleged quality issues with respect to the two terminals delivered by us in 2018 and sought damages in an unspecified amount. The terminals were accidentally damaged in the course of delivery and we repaired one terminal and replaced the second terminal with a new one. On April 20, 2021, we participated in settlement negotiations with ABWN, which did not result in any resolution. Court proceedings were scheduled to begin in March 2022. On March 8, 2022, the competent court granted our motion for summary judgment against ABWN. On March 28, 2022, the court ordered that judgment shall be entered in our favor and dismissed ABWN’s claim with prejudice.

Furthermore, we are currently subject to a German wage tax audit (Lohnsteuerprüfung) for the years 2017 to August 2021, in particular with respect to the compensation of a former member of our management board. We believe that the ultimate outcome of this audit will not have a material adverse effect on our financial position, cash flows or overall trends in results of operations. The maximum potential total tax liability related to these matters is estimated to be approximately €240 thousand, plus interest and penalties.

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

Laser Safety Provisions

We develop and test our technology and products in our headquarters in Gilching, Germany, and are currently ramping up serial production of our products in our production facility in Oberpfaffenhofen, Germany. In developing and manufacturing our products, we must comply with applicable German and European Union laws and regulations on laser safety requirements. For example, Directive 2006/25/EC of the European Parliament and of the Council of 5 April 2006 (as amended) sets forth minimum requirements for the protection of workers from risks to their health and safety arising or likely to arise from exposure to artificial optical radiation (including laser radiation) during their work in the European Union. In Germany, this directive was implemented by the Regulation for Employee Protection Against Artificial Optical Radiation Risks (Verordnung zum Schutz der Beschäftigten vor Gefährdungen durch künstliche optische Strahlung) and the Regulation on Preventive Occupational Medicine (Verordnung zur arbeitsmedizinischen Vorsorge). Among other things, these regulations provide for technical rules related to the assessment of laser radiation risks for employees, measurements and calculations related to laser radiation exposure, and risk protection measures that include the appointment of a laser safety officer (Laserschutzbeauftragter) and the use of laser protective glasses and screens.

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

Production, Possession, and Handling of Waste

During our manufacturing process we generate different kinds of waste, including industrial waste. Applicable waste laws generally require us to reduce and/or avoid waste and to dispose of the different types of waste in a manner consistent with its properties so it does not endanger human health or harm the environment. In the European Union, Directive 2008/98/EC of the European Parliament and of the Council of November 19, 2008 on waste (as amended) (Waste Framework Directive) requires European Union member states to take appropriate measures in this regard. In Germany, the Waste Management Act (Kreislaufwirtschaftsgesetz) transports these European Union requirements into national law. Under the Waste Management Act, generators, owners, collectors, and transporters of waste have to demonstrate to the competent authority and to other parties that they have properly disposed of hazardous waste (gefährliche Abfälle) by waste disposal (Entsorgungsnachweis). Besides, the Waste Management Act contains regulations on, among other factors, permissible methods of, and responsibility for, the generation, handling, possession, and discharge as well as recycling methods of waste depending on the danger posed by the waste.

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

Export Control Regime

European Union, German and U.S. export control laws restrict the export of products, services, and technologies designed for non-military purposes, but which are utilized in military applications or can contribute to the proliferation of weapons of mass destruction (“Dual-Use Items”). Some of our products qualify as Dual-Use Items.

European Union and German Dual-Use Export Control Regime

In the European Union, the export of Dual-Use Items from European Union member states is harmonized and mainly governed by European law, in particular by Council Regulation (EC) No 428/2009 of 5 May 2009, as most recently amended by Commission Delegated Regulation (EU) 2021/1528 of 8 June 2021, which established a community regime for the control of exports and the transfer, brokering and transit of Dual-Use Items (the “Dual-Use Regulation”). The scope of the Dual-Use Regulation is defined in an annex to the Dual-Use Regulation (“Annex I”), which contains a detailed list of goods divided into different categories. For all listed Dual-Use Items, an export authorization is required (Art. 3 Dual-Use Regulation). Our spaceborne CONDOR laser communication terminal qualifies as a Dual-Use Item under the Dual-Use Regulation. In May 2021, the European Parliament and the Council of the European Union adopted Regulation (EU) 2021/821 (as amended), which amends the Dual-Use Regulation and which came into effect on September 9, 2021. The amendment includes an export authorization requirement for the export of certain non-listed surveillance technology should the competent member states’ authorities consider that the items are or may be used in whole or in part in connection with internal repression and human rights and international humanitarian law violations.

The Dual-Use Regulation provides for four types of export authorizations: (i) European Union general export authorizations (EU-Allgemeingenehmigungen; “EUGEAs”), which allow exports of Dual-Use Items to certain destinations under certain conditions (see Annex II of the Regulation), (ii) national general export authorizations, which may be issued by European Union member states if they are consistent with existing EUGEAs and do not refer to items listed in Annex IIg of the Dual-Use Regulation, (iii) individual export authorizations, which can be granted to one exporter and cover exports of one or more Dual-Use Items to one end-user or consignee in a third country, and (iv) maximum amount authorizations, which can be granted to one exporter and may cover multiple items to multiple countries of destination or end users. Under the Dual-Use Regulation, the competent authorities of each member state are responsible for establishing their own administrative procedures for applying and obtaining such export authorizations.

General export authorizations (“GEA”) have the advantage that no authorization application needs to be filed; exports and intra-European Union transfers that satisfy the requirements of a general export authorization are automatically authorized. Exporters or transferors wishing to make use of a general export authorization are, however, required to file a notification and registration with the competent authority of the respective member state, which can also be filed after the exportation. The scope of application of the general export authorization is primarily determined by the authorized group of items and the authorized destinations. For example, exports to Australia, Canada, Japan, New Zealand, Norway, Switzerland (including Liechtenstein), the United Kingdom, and the United States of America are covered by GEA EU001. The other five GEAs cover more specific circumstances such as exports of items according to the Wassenaar Agreement (EU002), exports after repair or replacement (EU003), temporary exports for exhibitions or fairs (EU004), exports of specific telecommunication goods (EU005), and exports of specific chemicals (EU006).

In Germany, the administrative procedure to obtain an export authorization is governed by the AWV, which also defines the German Federal Office for Economic Affairs and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle; “BAFA”) as the competent authority for issuing such authorization. In addition to control lists set out under the Dual-Use Regulation, European Union member states may also set out their own lists of controlled Dual-Use Items. Germany, for instance, has done so by including additional Dual-Use Items on its national export list (Ausfuhrliste) that are not already covered by the Dual-Use Regulation (e.g., spaceborne laser communication terminals under no. 9A904), if they are to be exported to certain countries. Goods listed on Germany’s national export list are subject to the same license requirements as described above. Exports of our CONDOR terminals require a license from BAFA if the exportation is not covered by the European Union’s general exportation authorization.

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

Trade Sanctions

When selling and/or delivering our products to customers around the globe we must observe economic sanctions and embargoes. Such measures can be based on national legislation (like in Germany or the U.S.), but also on acts of international or supranational organizations like the United Nations and the European Union. They can take the form of comprehensive embargoes (total embargoes), partial embargoes, such as arms, sectoral or financial embargoes, and may be directed at countries, governments, organizations, groups, non-state entities and individuals. Sanctions against individuals or entities usually prohibit placing assets of any kind at the disposal of sanctioned parties or providing them with any economic resources. We are also subject to sourcing regulations such as the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) and Regulation (EU) 2017/821 of the European Parliament and of the Council of 17 May 2017 as amended by Commission Delegated Regulation (EU) 2020/1588 of 25 June 2020, setting forth supply chain due diligence obligations for European Union importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas (European Union Conflict Minerals Regulation) that require us to carefully monitor our supply chain.

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

U.S. sanctions may take the form of country- or territory-based sanctions or list-based sanctions. Currently, country-or territory-based sanctions target, inter alia, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic” and “Luhansk People’s Republic,” Russia, Cuba, Iran, North Korea and Syria. OFAC maintains several sanctions lists that identify sanctions targets, and the scope of the sanctions’ restrictions vary depending on the sanctions list. OFAC’s primary sanctions list is the List of Specially Designated Nationals and Blocked Persons, which identifies persons and entities subject to asset blocking restrictions. Certain other OFAC sanctions lists impose non-asset blocking sanctions, such as restrictions on the listed entity’s ability to raise debt or equity in the U.S. in the case of OFAC’s Sectoral Sanctions Identification List that targets certain sectors of the Russian economy.

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

Further, non-U.S. persons and entities that cause a U.S. person to violate U.S. sanctions may violate OFAC’s prohibition on causing another person to violate sanctions, which may result in civil and criminal penalties under applicable U.S. law. Accordingly, transacting with customers in countries such as Cuba may be allowed under European Union law but still violate U.S. sanctions. In case of such conflicts between European Union law and U.S. sanctions, the Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extraterritorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom (as amended) prohibits European Union companies from complying with certain listed

U.S. sanctions and shields these entities from the effects of U.S. sanctions in the European Union. Such anti-boycott rules apply, for example, to the 2018 U.S. sanctions targeting Iran. European Union companies are, nonetheless, free to conduct their business as they see fit, i.e., not trade with countries sanctioned by the U.S.

European Union Embargoes and Trade Sanctions

European Union trade sanctions have a broad scope, applying (i) within the territory of the member states, (ii) to any person inside or outside the territory of the European Union who is a national of a member state, (iii) to any legal person, entity or body which is incorporated or constituted under the law of a member state whether acting inside or outside the European Union, and (iv) to any legal person, entity, or body in respect of any business done in whole or in part within the European Union.

Our commitments in terms of sanctions and embargoes mainly (but not exclusively) derive from Council Regulation (EC) No 2580/2001 of 27 December 2001 (as amended) on specific restrictive measures directed against certain persons and entities with a view to combating terrorism. It aims to prevent and prohibit the financing of terrorist acts by prohibiting that funds, other financial assets, and economic resources are made available, directly or indirectly, to, or for the benefit of, a natural or legal person, group, or entity included in the list of restricted parties, or by prohibiting financial or other related services from being rendered for the benefit of restricted parties.

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

Additionally, statutory notification requirements apply, inter alia, to acquisitions by a foreign acquirer of 20% or more of the voting rights of a company that develops or manufactures, among other things, goods intended for use in space or for use in space infrastructure systems (Section 55a para. 1 no. 18 third alternative AWV) as well as goods specifically required for the operation of laser communication networks (Section 55a para. 1 no. 22 AWV), including us.

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

In July 2022, Mynaric AG entered into a joint venture agreement with Isar Aerospace Technologies GmbH, REFLEX aerospace GmbH, and SES Astra Services Europe S.à r.l. and established UNIO Enterprise GmbH, with corporate seat in Munich and a share capital of €25,000. Mynaric AG currently holds 25% in UNIO Enterprise GmbH.

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

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace-based communication networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, airborne- and space-based applications. Our technology and products are designed to provide the secure wireless backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles and aircraft with potential future use on ships, mobility platforms and fixed locations on the ground. For more information on our business, see “Item 4. Information on the Company—B. Business Overview.”

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

Development of the Laser Communication Market

Our ability to successfully develop and commercialize our laser communication products depends on the willingness of potential customers to invest in the development of constellations in the context of aerospace-based communication networks. Over the past decade, the laser communication market has started to take shape, driven by rapid technological developments in the space industry, particularly the advent of smaller, lower-cost satellites. While government remains a critical driver for further expansion of global space activities, a number of well-funded technology companies have developed formidable commercial space-based communication capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years.

Current demand for laser communication is predominantly driven by government needs, with the U.S. government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. Accordingly, governments around the world in general, and the U.S. government in particular, have invested significantly in research and development as well as deployment of laser communication and other technologies with a view to developing the critical elements for connected systems and shared networks providing for highly connected and resilient coverage from the air and/or sky (e.g., constellations of infrared missile warning and missile tracking satellites, military IoT). For more information on these government programs, see “Item 4. Information on the Company—B. Business Overview—Key Investment Highlights—Multi-year government programs driving near-term adoption and technology validation.” The escalation of geopolitical tensions (such as the invasion of Ukraine by Russia) has further fueled the need for advanced capabilities to withstand and react to new threat scenarios, driving the recent increase in defense-related spending in the U.S. and Europe.

While government funding is currently the driving force and catalyst for laser communication, we believe that laser communication is in the early phases of widespread use across commercial applications. In recent years, large commercial companies have emerged seeking to build satellite mega-constellations, in particular for establishing alternative communication networks. Beyond communication, commercial constellation operators are targeting several additional applications, including Earth observation and IoT, which may result in a number of smaller companies seeking to provide data relay, secure storage or intelligence services in this market segment. As such, we believe that our business is well-positioned to benefit not only from the successful demonstration and deployment of laser communication technology in the governmental sector, but also from potential future large-scale deployment in the commercial and diversified markets.

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

Commercialization of our Technology and Serial Production

To further drive commercialization of our technology and ramp-up serial production, we must complete the ongoing expansion of our production and development facilities, purchase and integrate related equipment, and achieve several research and development milestones. In 2020, we leased a production facility in Oberpfaffenhofen, Germany, requiring substantial installation of manufacturing equipment; a first expansion phase was completed in 2021. We also made investments in our laboratory and testing equipment, including our micro-vibration link testbed and clean room facilities. We also have incurred, and expect to continue to incur, significant costs in connection with the expansion of our facility in Los Angeles, where we recently installed the industry’s first laser communication interoperability lab. In preparation for future growth, we have decided to further expand our facilities from 2023 onwards. To this end, we signed a lease agreement for a new location in Munich which offers approximately 11,000 square meters (approximately 120,000 square feet) of office space, production and development facilities. We expect handover of the facility to take place in July 2023.

In addition, we need to further improve our production processes, the manufacturability of our products, our production yield and costs and the stability of our supply chain. These factors, among others, impact our ability to produce our products at increasing quantities and are crucial to achieve our intended production targets, execute on our optical communications terminal backlog and be able to serve additional customers. To this extent, we plan to continue to expand our team with qualified production personnel and invest in our capabilities, technologies and products.

Going forward, we will require additional capital to continue the ramp up of our serial production capabilities, targeting a per year production rate capacity of up to 2,000 units in the medium term. Until we can generate sufficient cash-flow from customer contracts, we expect to finance our operations through a combination of existing cash, possible additional public equity offerings, debt financings, collaborations, and licensing arrangements. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our further development efforts.

Customer Demand

We have received significant interest in our technology and products from a wide array of different potential customers, including, among others, government agencies, aerospace companies and private satellite providers. Within the value chain for the government aerospace-based communication industry, we are a sub-system supplier for system primes such as aircraft and satellite manufacturers that are prime contractors for the U.S. government. In the commercial market, we primarily contract with companies aiming to establish smaller Earth observation and surveillance constellations for our CONDOR terminals. In this context, we also enter into strategic partnership agreements with certain key customers for the further development of our products.

In 2020, we received an order for two HAWK terminals from L3Harris (which we previously announced as an undisclosed commercial customer) to introduce our HAWK terminal to the U.S. governmental market. To a limited extent, we also provided development and training services with respect to our HAWK terminals to L3Harris. We also sold certain components used in our CONDOR terminal to a Canadian customer and conducted a feasibility analysis for a Belgian customer in 2020. As we typically do not enter into contracts directly with the U.S. or non-U.S. governments, we consider our customers that are prime contractors for the U.S. or any other government as government customers. Accordingly, taking into account our Belgian customer for which we conducted a feasibility analysis, we had two commercial customers and one government customer in 2020.

In 2021, we delivered equipment used in our CONDOR terminal to a U.S. customer under a contract entered into in connection with Tranche 0 of the SDA’s Proliferated Warfighter Space Architecture (“PWSA”; formerly known as National Defense Space Architecture (NDSA)). Furthermore, we sold components used in our CONDOR terminal to NG (which we consider a government customer) and Capella Space (commercial customer). Accordingly, we had two government customers and one commercial customer in 2021 that we delivered terminals to.

In 2022, we delivered a small number of CONDOR terminals to Telesat for its work on the DARPA’s Blackjack program. We furthermore leased and delivered a small number of our CONDOR terminals to two U.S.-based customers for temporary use. In addition, we delivered a small number of HAWK terminals to each of a U.S.-based government customer and a new commercial U.S.-based energy customer. While we had entered into a contract with SpaceLink Corporation (“SpaceLink”), a (former) commercial customer, we never delivered any terminals to SpaceLink. SpaceLink made several milestone payments throughout 2021 and 2022 but defaulted on its payment obligations in October 2022, as a result of which we decided to terminate our contract with SpaceLink with immediate effect in November 2022. We recognized SpaceLink’s milestone payments in 2022 as revenue in 2022. Other than SpaceLink, we had two government customers and one commercial customer in 2022 that we delivered terminals to.

Besides these initial customer deliveries, in March 2022, we received an order from NG relating to Tranche 1 of the SDA’s PWSA satellite constellation. NG’s order has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. The order follows the strategic supplier agreement (the “Strategic Agreement”) that we had entered into with NG in October 2021, under which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell customized laser communication solutions for use in or relating to space to NG where the ultimate customer is a U.S. government customer. For more information on the Strategic Agreement and the March 2022 agreement, see “Item 4 Information on the Company—B. Business Overview—Our Operations—Our Go-To-Market Strategy—Strategic Agreement with Northrop Grumman.” In October 2022, we received an additional order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program.

In July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges. In connection therewith, L3Harris invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares. With this strategic cooperation framework, we and L3Harris seek to build on our existing collaboration in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground.

In 2021 and 2022, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems. For more information on these additional contracts, see “Item 4 Information on the Company—B. Business Overview—Key Investment Highlights—Deeply engaged with customers in the government market through highly attractive contract awards within initial government programs.”

As a result of our government track record and our first mover advantage, we have also been able to secure initial wins in the commercial market. For example, in August 2021, we received a purchase order from Capella Space (which we previously announced as an undisclosed commercial customer), under which we will deliver up to 20 CONDOR terminals over a period of four years.

Driven by these initial customer wins, our optical communications terminal backlog grew significantly year-over-year from three terminal deliverables in backlog as of December 31, 2020 to 40 terminal deliverables in backlog as of December 31, 2021 (taking into account 30 terminal deliverables under our contract with SpaceLink that we terminated in November 2022) and to 256 units as of December 31, 2022. Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Optical communications terminals are defined as the individual devices responsible for pointing the laser beam and capable of establishing a singular optical link each. The optical communications terminal backlog includes (i) optical communications terminal deliverables related to customer purchase orders; and (ii) optical communications terminal deliverables in the context of other signed agreements. Backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled orders, changes in scope and adjustments. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions. We believe that optical communications terminal backlog will continue to increase significantly in 2023 and have already achieved an increase resulting in an optical communications terminal backlog of 348 terminal deliverables as of April 27, 2023.

In light of the increase in optical communications terminal backlog, cash-in from customer contracts increased from €1.9 million in 2020 to €3.9 million in 2021 to €18.3 million in 2022. Cash-in from customer contracts includes payments from customers under purchase orders and other signed agreements, including payments received based on payment milestones under customer programs. We often accrue meaningful payment milestones during the integration phase that precede customer deliveries. For the four months period ended April 30, 2023, cash-in from customer contracts amounted to €18.8 million. Based on our current optical communications terminal backlog, expected shipments to customers and our sales pipeline, we expect cash-in from customer contracts to increase significantly in 2023.

Below is an overview of cash-in from customer contracts and optical communications terminal backlog for the periods presented:

	As of and for the year ended December 31,
	2022		2021		2020
	(unaudited)
Cash-in from customer contracts (in € thousand)	18,307	(1)(2)	3,887	(2)	1,859
Optical communications terminal backlog (in units)	256		40	(3)	3

(1)	Does not include approximately €11 million invoiced in December 2022 and paid by our customers in early 2023.
(2)

In September / October 2022, Electro Optic Systems Holdings Ltd., the parent company of SpaceLink, announced that it would end its investment in U.S.-based satellite optical data-relay constellation startup SpaceLink due to the lack of an investment partner, thereby preparing SpaceLink for liquidation. While SpaceLink made several milestone payments throughout 2021 and 2022, it defaulted on its obligations in October 2022 as a result of which we decided to terminate our contract with SpaceLink with immediate effect in November 2022. The milestone payments made by SpaceLink, which are included in cash-in from customer contracts for the relevant periods, amounted to €549 thousand in the year ended December 31, 2022 and €1,813 thousand in the year ended December 31, 2021.

(3)

As we only terminated our contract with SpaceLink in November 2022, backlog as of December 31, 2021 included 30 terminal deliverables under our contract with SpaceLink. Without the SpaceLink terminal deliverables, backlog as of December 31, 2021 would have amounted to ten terminal deliverables.

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

Under IFRS (as with U.S. GAAP), research costs are expensed. However, unlike U.S. GAAP, IFRS has broad-based guidance that requires companies to capitalize development costs, including internal costs, when certain criteria are met. In particular, under IFRS internally developed intangible assets (e.g., development expenses related to a prototype) are required to be capitalized and amortized if certain criteria are met, rather than expensed as incurred as they would be under U.S. GAAP. This difference requires companies that prepare their financial statements in accordance with IFRS, like us, to distinguish development activities from research activities, and to analyze whether and when the criteria for capitalizing development costs are met.

Under our accounting policies, we generally capitalize costs for the development of a technology until the time that development of such technology is completed. For our development projects “AIR technology” (the technological foundation for our HAWK terminal) and “SPACE technology” (the technological foundation for our CONDOR terminal), we defined such a point in time as the time of final development of a technology, followed by delivery of products based on such final technology to customers. All subsequent expenses incurred to maintain the value of the relevant technology are then expensed. Any expenses relating to the further development and/or adaption of our AIR or SPACE technology (such as the adaption of our SPACE technology for MEO-based constellations) or any new technology will only be capitalized if the requirements for capitalization under IFRS are fulfilled.

With respect to the development of our SPACE and AIR technologies, development costs included costs for the development of certain components for use in our CONDOR and HAWK terminals, respectively. Since we completed the development of the technology for our HAWK terminal in mid-2020, all subsequent expenses incurred in connection with our AIR technology have been recognized as expenses. For our SPACE technology, we reached this milestone in March 2021. Since then, we have only capitalized expenses relating to the adaptation of our SPACE technology for MEO-based constellations. The related capitalized costs of both our AIR and SPACE technologies are being amortized over their expected useful lives of 15 years. The expected useful lives of these technologies are estimated based on the experience of our laser experts and the expected product life, which is in turn determined on the basis of our own technical assessment and market studies.

Research and development expenditure totaled €19,096 thousand in 2022 compared to €20,675 thousand in 2021 and €14,449 thousand in 2020, of which €967 thousand, €2,845 thousand and €8,248 thousand, respectively, were capitalized. In the year ended December 31, 2022, an impairment in the amount of €1,531 thousand (2021: €0, 2020: €0) was recognized for the capitalized development costs regarding our adapted SPACE technology for MEO-based constellations. We expect that our research and development expenses will continue to increase over the next several years as we continue to modify our existing technology for use in related products and to develop other laser communication-related technologies.

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

Personnel Costs

Personnel costs, which include salaries and wages as well as pensions and other social security contributions, account for a significant share of our costs. As we grow our business, we expect these costs to increase. We believe that our success depends, in a significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly qualified personnel such as engineering, design, manufacturing and quality assurance, finance, marketing, sales and support personnel. We cannot guarantee that our efforts to retain and motivate management and key employees or attract and retain other highly qualified personnel in the future will be successful. Competition for qualified employees is intense, and our ability to hire, attract and retain such employees depends, among other things, on our ability to provide competitive compensation. This may require us to increase compensation for current and new employees over time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.”

Currency Fluctuations

Our reporting currency is the Euro. Some of our current sales are, and we expect that a significant portion of our future sales will be, denominated in U.S. dollars. Fluctuations in foreign currency exchange rates and, in particular, the relative strength or weakness of the U.S. dollar and the Euro can have a significant impact on our performance and results of operations. A weakening of the U.S. dollar against the Euro would have a negative impact on results derived from sales made in U.S. dollars. Conversely, a strengthening of the U.S. dollar against the Euro, such as has occurred, could have a positive impact, for example, to the extent that we use U.S. dollar revenue to pay Euro denominated costs. Fluctuations in foreign currency rates could result in either a gain or a loss and could have a significant impact on our performance and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies.”

Components of Our Results of Operations

Our consolidated statement of profit or loss and other comprehensive income or loss presents costs using the “nature of expense” method, which results in an (unnetted) gross presentation (i.e., before the deduction of any amounts capitalized) of the costs incurred broken down by type or nature of expenditure including cost of materials, personnel costs, depreciation, amortization and impairments, and other operating costs. All capitalized amounts relate to the development of intangible assets or the construction of property, plant and equipment, and are presented within the line item “Own work capitalized.”

The components of our results of operations include the following:

Revenue: We generate revenue from contracts with customers for the delivery of goods or the provision of services. Our goods primarily include our CONDOR and HAWK terminals and the services rendered by us mainly consist of the provision of development and training services for our terminals.

Other operating income: Other operating income comprises income from government grants and miscellaneous operating income.

Cost of materials: Our cost of materials includes costs for raw materials and consumables used as well as costs for services purchased.

Personnel costs: Our personnel costs consist of wages and salaries as well as share based payments, social security contributions, pensions and other employee benefits. Personnel expenses corresponds to personnel costs excluding own work capitalized.

Depreciation, amortization and impairments: Depreciation, amortization and impairments include amortization of intangible assets, depreciation of property, plant and equipment and right-of-use-assets.

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

A. Operating Results

The following tables present the selected consolidated financial information for our company. The financial data as of and for the years ended December 31, 2022, 2021 and 2020 has been derived from our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this Annual Report and which have been prepared in accordance with IFRS as issued by the IASB.

The financial data presented below is not necessarily indicative of the financial results expected for any future periods. The financial data below does not contain all the information included in our financial statements.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the year ended December 31,
	2022				2021				2020
	Air	Space	Group		Air	Space	Group		Air	Space	Group
	(in € thousands)				(in € thousands)				(in € thousands)
Revenue	1,384	3,038	4,422		0	2,355	2,355		589	90	679
Other operating income	673	1,703	2,376		72	363	435		74	220	295
Cost of materials(1)	(5,249)	(10,185)	(15,434)		(2,846)	(7,778)	(10,624)		(2,290)	(3,931)	(6,221)
Personnel costs(1)	(11,486)	(25,924)	(37,410)		(6,120)	(17,245)	(23,365)		(4,923)	(11,911)	(16,834)
Depreciation, amortization and impairments(1)	(1,948)	(6,041)	(7,989)		(1,221)	(3,297)	(4,518)		(666)	(1,177)	(1,843)
Other operating costs(1)	(4,830)	(11,164)	(22,082)		(1,923)	(8,418)	(11,830	)(3)	(1,320)	(3,581)	(5,344	)(4)
Change in inventories of finished goods and work in progress	517	243	760		626	(58)	568		11	626	637
Own work capitalized(1)	11	1,556	1,567		619	3,996	4,615		2,102	7,273	9,375
Operating loss	(20,929)	(46,773)	(73,790	)(2)	(10,793)	(30,082)	(42,364	)(3)	(6,423)	(12,391)	(19,257	)(4)
Interest and similar income	n/a	n/a	0		n/a	n/a	0		n/a	n/a	18
Interest and similar expenses	n/a	n/a	(2,545)		n/a	n/a	(2,148)		n/a	n/a	0
Net foreign currency gain / (loss)	n/a	n/a	2,574		n/a	n/a	826		n/a	n/a	(531)
Net finance income / costs	n/a	n/a	29		n/a	n/a	(1,322)		n/a	n/a	(513)
Share of profit of equity-accounted investees, net of tax	n/a	n/a	(45)		n/a	n/a	–		n/a	n/a	–
Loss before tax	n/a	n/a	(73,806)		n/a	n/a	(43,686)		n/a	n/a	(19,770)
Income tax expense	n/a	n/a	24		n/a	n/a	(1,791)		n/a	n/a	–
Consolidated net loss	n/a	n/a	(73,782)		n/a	n/a	(45,477)		n/a	n/a	(19,770)
Other comprehensive income / loss
Items which may be subsequently reclassified to profit and loss	n/a	n/a	(411)		n/a	n/a	(498)		n/a	n/a	367
Other comprehensive income / loss after tax	n/a	n/a	(411)		n/a	n/a	(498)		n/a	n/a	367
Total comprehensive loss for the period	n/a	n/a	(74,193)		n/a	n/a	(45,975)		n/a	n/a	(19,403)

(1)

Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included in other line items as follows:

	For the year ended December 31,
	2022			2021			2020
	Air	Space	Group	Air	Space	Group	Air	Space	Group
	(in € thousands)			(in € thousands)			(in € thousands)
Cost of materials	(3)	(686)	(689)	(487)	(1,507)	(1,995)	(1,263)	(2,810)	(4,073)
Personnel costs	(5)	(660)	(665)	(95)	(1,811)	(1,906)	(621)	(3,300)	(3,921)
Depreciation and amortization	(1)	(111)	(112)	(15)	(273)	(287)	(126)	(676)	(802)
Other operating costs	(1)	(100)	(101)	(21)	(406)	(427)	(92)	(487)	(579)

(2)

Includes non-segment specific expenses in the amount of €6,087 thousand relating to the audit of our financial statements, the remuneration for the members of our supervisory board as well as insurance costs related to our IPO in the United States.

(3)

Includes non-segment specific expenses in the amount of €1,489 thousand relating to the audit of our financial statements, the remuneration for the members of our supervisory board as well as other IPO-related advisory costs.

(4)

Includes non-segment specific expenses in the amount of €443 thousand relating to the preparation and audit of our financial statements as well as remuneration for the members of our supervisory board.

Revenue

Comparison of the Years ended December 31, 2021 and December 31, 2022

Revenue increased from €2,355 thousand in 2021 to €4,422 thousand in 2022. This increase is mainly the result of several milestone payments in the amount of €2,589 thousand made by SpaceLink being recognized as revenue since we terminated our agreement with SpaceLink in late 2022 for default. The increase was further driven by the increase in deliveries of our CONDOR and HAWK terminals to initial customers in 2022.

On a regional level, revenue in our Space segment in 2022 consisted exclusively of revenue generated from three customers (including SpaceLink) in the United States. Revenue in our Air segment in 2022 consisted exclusively of revenue generated from two customers in the United States.

Comparison of the Years ended December 31, 2020 and December 31, 2021

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

Other Operating Income

Comparison of the Years ended December 31, 2021 and December 31, 2022

Other operating income increased significantly from €435 thousand in 2021 to €2,376 thousand in 2022, primarily due to income from grants generated under the DARPA Space-BACN program and two ESA programs.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Other operating income increased by 47.5% from €295 thousand in 2020 to €435 thousand in 2021, primarily due to income from the reversal of liabilities related to the termination of a contract and income from government grants related to technology development programs.

Cost of Materials

The following table provides our cost of materials for the periods presented:

	For the year ended December 31,
	2022	2021	2020
	(in € thousands)
Cost of materials	(15,434)	(10,624)	(6,221)
Of which own work capitalized	689	1,995	4,073

Cost of materials excluding own work capitalized	(14,745)	(8,629)	(2,148)

Comparison of the Years ended December 31, 2021 and December 31, 2022

Cost of materials increased by 45.3% from €10,624 thousand in 2021 to €15,434 thousand in 2022, primarily due to a substantial increase of raw materials and consumables used in connection with the production of our CONDOR terminals. The increase was further driven by slightly higher costs for services purchased, which included costs for development services through external research institutes and costs for external processing of certain components used in the production process. Cost of materials in 2022 also included write-downs for raw materials and consumables in the amount of €5,601 thousand (2021: €2,039 thousand) mainly relating to the first and second product versions of our CONDOR terminals.

The portion of own work capitalized included in cost of materials decreased by 65.5% from €1,995 thousand in 2021 to €689 thousand in 2022, primarily due to the completion of the development of our SPACE technology in March 2021. Cost of materials excluding own work capitalized increased by 70.9% from €8,629 thousand in 2021 to €14,745 thousand in 2022, primarily due to a substantial increase of raw materials and consumables used in connection with the production of our CONDOR terminals and higher costs for services purchased.

Comparison of the Years ended December 31, 2020 and December 31, 2021

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

Personnel Costs

The following table provides our personnel costs for the periods presented:

	For the year ended December 31,
	2022	2021	2020
	(in € thousands)
Personnel costs	(37,410)	(23,365)	(16,834)
Of which own work capitalized	665	1,906	3,921

Personnel expenses (i.e., personnel costs excluding own work capitalized)	(36,745)	(21,459)	(12,913)

Comparison of the Years ended December 31, 2021 and December 31, 2022

Personnel costs increased by 60.1% from €23,365 thousand in 2021 to €37,410 thousand in 2022, primarily due to the significant increase in our headcount from 248.9 FTEs (as of December 31, 2021) to 328.8 FTEs (as of December 31, 2022) to support the ramp-up of our serial production for our CONDOR and HAWK products, to increase resources in administrative functions and to support our growing research and development as well as marketing and sales activities. Included in personnel costs are share-based payments amounting to €6,133 thousand in 2022, the majority of which related to the grants made under the restricted stock units program (the “RSU Program”) implemented in 2021 and the other stock option programs.

The portion of own work capitalized included in personnel costs decreased by 65.1% from €1,906 thousand in 2021 to €665 thousand in 2022, primarily due to the completion of the development of our SPACE technology in March 2021. Personnel expenses (i.e., personnel costs excluding own work capitalized) increased by 71.2% from €21,459 thousand in 2021 to €36,745 thousand in 2022.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Personnel costs increased by 38.8% from €16,834 thousand in 2020 to €23,365 thousand in 2021, primarily due to the significant increase in our headcount to support the ramp-up of our serial production for our CONDOR and HAWK products and to support the increase in our research and development as well as marketing and sales activities. Wages and salaries increased from €13,585 thousand in 2020 to €18,185 thousand in 2021, primarily due to the significant increase in our headcount from 186.6 FTEs (as of December 31, 2020) to 248.9 FTEs (as of December 31, 2021). Included in personnel costs are share-based payments amounting to €1,942 thousand in 2021, the majority of which related to the grants made under the RSU Program implemented by the Company in 2021. In 2020, share-based payments amounted to €1,125 thousand, mainly relating to stock options granted under stock option program 2020 as well as the accelerated vesting of stock options due to the resignation of two (former) members of our management board.

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

Depreciation, Amortization and Impairments

The following table provides our depreciation, amortization and impairments for the periods presented:

	For the year ended December 31,
	2022	2021	2020
	(in € thousands)
Depreciation, amortization and impairments	(7,989)	(4,518)	(1,843)
Of which own work capitalized	112	287	802

Depreciation, amortization and impairments excluding own work capitalized	(7,877)	(4,231)	(1,041)

Comparison of the Years ended December 31, 2021 and December 31, 2022

Depreciation, amortization and impairments increased by 76.8% from €4,518 thousand in 2021 to €7,989 thousand in 2022, primarily due to the impairment of our adapted SPACE technology for MEO-based constellations, which accounted for a total impairment loss of €1,531 thousand, and the ongoing amortization of our SPACE technology and AIR technology, which accounted for €1,075 thousand and €284 thousand, respectively, of amortization in 2022. The increase was further driven by higher investments in the expansion of our development and production infrastructure, which includes investments in our customized production facility in Oberpfaffenhofen and in additional production equipment in the United States. In addition, the increase in depreciation of right-of-use assets further contributed to the increase due to the additional office space being leased in Washington D.C. and Los Angeles.

The portion of own work capitalized included in depreciation, amortization and impairments decreased by 61.0% from €287 thousand in 2021 to €112 thousand in 2022, due to the completion of the development of our SPACE technology in March 2021. Depreciation, amortization and impairments excluding own work capitalized increased significantly from €4,231 thousand in 2021 to €7,877 thousand in 2022, primarily due to driven by higher investments in the expansion of our development and production infrastructure and the increase in depreciation of right-of-use assets.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Depreciation, amortization and impairments increased by 145.1% from €1,843 thousand in 2020 to €4,518 thousand in 2021, primarily due to higher investments in the expansion of our development and production infrastructure, which includes our customized production facility in Oberpfaffenhofen and additional production equipment. The increase was further driven by the initial amortization of our SPACE technology and the ongoing amortization of our AIR technology, which accounted for €1,174 thousand of amortization in 2021. In addition, the increase in depreciation of right-of-use assets further contributed to the increase due to the additional office space being leased in Washington D.C. and Los Angeles.

The portion of own work capitalized included in depreciation, amortization and impairments decreased by 64.2% from €802 thousand in 2020 to €287 thousand in 2021, due to the completion of the development of our AIR technology in June 2020 and our SPACE technology in March 2021. Depreciation, amortization and impairments excluding own work capitalized increased significantly from €1,041 thousand in 2020 to €4,231 thousand in 2021, primarily due to higher investments in the expansion of our development and production infrastructure.

Other Operating Costs

The following table provides our other operating costs for the periods presented:

	For the year ended December 31,
	2022	2021	2020
	(in € thousands)
Other operating costs(1)	(22,082)	(11,830)	(5,344)
Of which own work capitalized	101	427	579

Other operating expenses (i.e., other operating costs excluding own work capitalized)	(21,981)	(11,403)	(4,765)

Comparison of the Years ended December 31, 2021 and December 31, 2022

Other operating costs increased by 86.7% from €11,830 thousand in 2021 to €22,082 thousand in 2022, primarily due to the significant increase in legal and consulting fees, selling and travel costs, increase in office and IT costs related to the our new SAP ERP system and onerous contract provision, as well as increased insurance costs relating to directors’ and officers’ (“D&O”) insurance purchased in connection with our initial public offering in the U.S. in late 2021.

The portion of own work capitalized included in other operating costs decreased by 76.3% from €427 thousand in 2021 to €101 thousand in 2022, primarily due to the completion of the development of our SPACE technology in March 2021. Other operating expenses (i.e., other operating costs excluding own work capitalized) increased significantly from €11,403 thousand in 2021 to €21,981 thousand in 2021, primarily due to legal and consulting fees, selling and travel costs, increase in office and IT costs related to the our new SAP ERP system and onerous contract provision, as well as increased D&O insurance costs.

Comparison of the Years ended December 31, 2020 and December 31, 2021

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

Change in Inventories of Finished Goods and Work in Progress

Change in inventories of finished goods and work in progress for the periods presented is comprised as follows:

	For the year ended December 31,
	2022	2021	2020
	(in € thousands)
Increase in inventories of work in progress	2,100	414	757
Increase in inventories finished goods	542	616	—
Write-downs	(1,881)	(462)	(120)

Total changes in inventories	760	568	637

Comparison of the Years ended December 31, 2021 and December 31, 2022

Changes in inventories of finished goods and work in progress increased from €568 thousand in 2021 to €760 thousand in 2022, primarily due to the ongoing preparations for serial production driving the significant increase in inventories of work in progress. This increase was partially offset by write downs of finished goods and work in progress, which primarily related to the second product version of our CONDOR terminals that were written down to their recoverable amount. This is based on the decision to discontinue production and marketing of the first product version of our CONDOR terminal and to reduce production and marketing of the second product version of our CONDOR terminal in order to meet the increased demand for our advanced third generation CONDOR terminal.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Change in inventories of finished goods and work in progress decreased from €637 thousand in 2020 to €568 thousand in 2021, primarily driven by higher write-downs in the amount of €462 thousand with respect to the first and second product versions of our CONDOR terminals.

Own Work Capitalized

Own work capitalized for the periods presented is comprised as follows:

	For the year ended December 31,
	2022	2021	2020
	(in € thousands)
Cost of materials	689	1,995	4,073
Personnel costs	665	1,906	3,921
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	112	287	802
Other operating costs	101	427	579

Total own work capitalized	1,567	4,615	9,375

Comparison of the Years ended December 31, 2021 and December 31, 2022

Own work capitalized decreased by 66.0% from €4,615 thousand in 2021 to €1,567 thousand in 2022, primarily due to significantly lower development costs relating to the ongoing adaptation of our SPACE technology (the development of which was initially finalized and followed by customer deliveries in March 2021) for the MEO environment. The decrease in own work capitalized with respect to property, plant and equipment, which in 2022 included the construction of a new link testbed in the United States and the use of HAWK and CONDOR terminals for internal testing and development purposes, further contributed to the overall decrease in own work capitalized.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Own work capitalized decreased by 50.8% from €9,375 thousand in 2020 to €4,615 thousand in 2021, primarily due to the final development of our SPACE technology, followed by delivery of our products based on such final technology to customers in March 2021.

Operating Loss

Comparison of the Years ended December 31, 2021 and December 31, 2022

Operating loss increased by 74.2% from €42,364 thousand in 2021 to €73,790 thousand in 2022, primarily due to higher investments in our development, production and IT infrastructure and higher personnel costs resulting from headcount growth. The substantial increase in operating loss was further driven by the completion of the development of our AIR technology in mid-2020 and of our SPACE technology in March 2021, following which most expenses incurred to maintain the value of our AIR and SPACE technology have been recognized as expenses, see “—Key Factors Affecting Our Results of Operations—Research & Development.” Broken down by segment, the increase in operating loss was primarily driven by our Space segment.

In our Space segment, operating loss increased by 55.5% from a loss of €30,082 thousand in 2021 to a loss of €46,773 thousand in 2022, which was mainly due to higher personnel costs, and other operating expenses. Furthermore, as we completed the development of our SPACE technology in March 2021, the majority of subsequent expenses incurred in connection with our SPACE technology have been recognized as expenses, which further contributed to the increase in operating loss in our Space segment in 2022.

In our Air segment, operating loss increased by 93.9% from a loss of €10,793 thousand in 2021 to a loss of €20,929 thousand in 2022, mainly due to significantly higher personnel costs, cost of purchased material and services and other operating expenses. The increase in operating loss was further impacted by the completion of the development of our AIR technology in mid-2020 following which all expenses incurred to maintain the value of our AIR technology have been recognized as expenses.

Comparison of the Years ended December 31, 2020 and December 31, 2021

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

Net Finance Income / Costs

Comparison of the Years ended December 31, 2021 and December 31, 2022

Net finance income / costs decreased from negative €1,322 thousand in 2021 to a gain of €29 thousand in 2022, primarily driven by a significant net foreign exchange gain of €2,574 thousand. This development was partially offset by higher interest and similar expenses primarily relating to the credit agreement we entered into with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB on May 2, 2022.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Net finance income / costs increased by 157.7% from negative €513 thousand in 2020 to negative €1,322 thousand in 2021 due to higher interest and similar expenses primarily relating to the credit agreement we entered into with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB on September 15, 2021. This increase was partially offset by a net foreign exchange gain of €826 thousand in 2021 compared to a net foreign exchange loss of €531 thousand in 2020.

Loss before Tax

Comparison of the Years ended December 31, 2021 and December 31, 2022

Loss before tax increased by 68.9% from €43,686 thousand in 2021 to €73,806 thousand in 2022, due to the foregoing reasons.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Loss before taxes increased by 121.0% from a loss of €19,770 thousand in 2020 to a loss of €43,686 thousand in 2021 due to the foregoing reasons.

B. Liquidity and Capital Resources

Since our inception, we have not generated significant revenue from the sale of our technology or products and have incurred significant operating losses and negative cash flows from our operations. We are currently in the early phases of serial production and have only recently begun to monetize our technology. To date, we have primarily raised capital and funded our operations with proceeds from the sale of our ordinary shares as well as debt financing. We have also received limited grants from government agencies and similar bodies like the European Union for participation in specific research and development projects. For the year ended December 31, 2022, we recognized a consolidated net loss of €73.8 million. As of December 31, 2022, our net current assets amounted to €30.4 million. In September 2021, we entered into a credit agreement for a credit line of approximately €25 million (see “—Credit Agreement 2021” below), which we fully repaid with the proceeds from our U.S. initial public offering in November 2021. On May 2, 2022, we entered into another credit agreement with the same lenders as under the initial credit agreement for a credit line of €25 million, which we fully repaid with the proceeds from the Credit Agreement 2023 entered into in April 2023 (see “—Credit

Agreement 2022” below). In addition, in July 2022, L3Harris invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares. In connection with this equity investment, we and L3Harris agreed on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges. Subsequently, in April 2023, we entered into the Credit Agreement 2023, a secured loan agreement entered into with , two funds affiliated with a U.S.-based global investment management firm (the “Lenders”), in an amount of $75 million. Concurrently with the entry into the Credit Agreement 2023, two affiliates of the Lenders invested approximately €12.4 million by means of a capital increase from authorized capital in exchange for an aggregate of 565,224 new ordinary shares, which will correspond to an aggregate of 9.1% of our share capital following registration of the capital increase that is currently pending (see “—Debt/Equity Financing with Funds Affiliated with a U.S.-based Global Investment Management Firm” below). As of the date of this Annual Report, we had €51.8 million in available liquidity primarily consisting of cash and cash equivalents.

We have planned for significant increases in revenue and cash inflows in 2023 and 2024 as we ramp up the commercial production of our CONDOR and HAWK terminals. While a significant portion of the revenue planned for 2023 is contractually committed, significant amounts of the revenue planned for 2024 are not contractually committed and are based on our expectations regarding the outcome of major public project tenders and negotiations with potential or existing customers. We are actively pursuing multiple commercial opportunities to sell our CONDOR and HAWK terminals to a strongly expanding customer base. To realize these planned increases in revenue, we will need to make additional investments in property, plant and equipment and development and refinement of our products, which will require additional sources of liquidity and financing.

Based on our liquidity position as of the date of this Annual Report and our management’s forecast of sources and uses of cash and cash equivalents, we believe that we have sufficient liquidity to finance our operations over at least the next twelve months from the date of this Annual Report. However, there can be no assurance that revenue and the corresponding customer payments will be generated in the amount as expected or at the time needed. A shortfall of revenues and of the corresponding customer payments compared to the budget could require additional external financing to meet our current operational planning. In such a situation, if we should be unable to obtain such additional financing or take other timely actions in response to such circumstances, for example significantly curtailing its current operational budget in 2024, we may be unable to continue as a going concern. As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

Credit Agreement 2021

On September 15, 2021, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of approximately €25 million. Any loans under the credit agreement were subject to a drawdown fee of 1% of the utilized amount (minimum amount of €5 million) and an interest rate of 1% per beginning 30 days. Under the credit agreement, we were also required to pay a commitment fee totaling 6% of the aggregate commitment of approximately €25 million. The loan agreement had a maturity date of March 31, 2022 subject to an option for a one-time extension for three months. Following the closing of our initial public offering in the United States, on December 3, 2021, we repaid the outstanding loan amount (plus outstanding interest) under the credit agreement with the proceeds from our initial public offering.

Credit Agreement 2022

On May 2, 2022, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of €25 million until June 30, 2023. A loan in a nominal amount of €10 million was disbursed thereunder shortly after the date of the credit agreement. In November 2022, we have drawn down an additional amount of approximately €3.1 million. Outstanding loans under the credit agreement were subject to interest rates of 1% per beginning 30-day period commencing in 2022 and 1.25% on any outstanding loan amount per beginning 30-day period commencing in 2023. The credit agreement also required us to pay a commitment fee totaling 6% of the aggregate commitments of €25 million. The commitment fee and interest on the drawn amount were due and payable together with the repayment of the loan amount(s). Following the closing of the Credit Agreement 2023 on April 25, 2023, we repaid the outstanding loan amount (plus outstanding interest) under the 2022 credit agreement with the proceeds from the Credit Agreement 2023.

Debt/Equity Financing with Funds Affiliated with a U.S.-based Global Investment Management Firm

Credit Agreement 2023

On April 25, 2023, our subsidiary, Mynaric USA, entered into a new five-year term loan credit agreement with two funds affiliated with a U.S.-based global investment management firm (the Lenders), and Alter Domus (US) LLC, as administrative agent (the Credit Agreement 2023). Pursuant to the Credit Agreement 2023, the Lenders agreed to provide Mynaric USA with a secured term loan facility in an aggregate principal amount of $75 million. Mynaric USA drew the full amount of the facility (subject to a 1% original issue discount) on the day of the execution of the agreement. In connection with the Credit Agreement 2023, two affiliates of the Lenders agreed to subscribe for and purchase an aggregate of 565,224 new ordinary shares of the Company, which will correspond to an aggregate of 9.1% of our share capital following registration of the capital increase (which is currently pending). For more information on our business, see “—Equity Investment.”

The loans under the Credit Agreement 2023 are guaranteed by Mynaric AG and each of its subsidiaries, and are secured by a security interest in substantially all of the assets of the borrower and each of the guarantors. Future subsidiaries of the Company are also required to become guarantors of the loans and to grant a security interest in their assets as security for the loans.

A portion of the proceeds of the loans were used to repay in full the Company’s existing indebtedness under the credit agreement entered into in 2022 and for fees and expenses associated with entering into the Credit Agreement 2023, and the balance will be used for general corporate purposes. The loans under the Credit Agreement 2023 bear interest at a rate equal to Term SOFR for a 3-month tenor (subject to a 2% floor), plus a margin of 10%, and for the first two years, interest in an amount equal to 3% can be paid in kind by increasing the principal amount of the loans. The agreement also required Mynaric USA to pay a 1% commitment fee at the time of the drawdown of the loans, and requires Mynaric USA to pay an exit fee to the Lenders at the time the loans are repaid, prepaid or accelerated. The exit fee is calculated as 200% of “invested capital” less the cumulative amount of principal repayments and cash interest payments on the loans received prior to the exit date, with “invested capital” defined to mean $74,250,000 plus the aggregate amount by which the principal amount of the loans is increased as a result of the payment of interest in kind. The exit fee percentage would be reduced to 185% if the exit fee is triggered prior to the fourth anniversary of the drawdown date and 180% if triggered prior to the third anniversary of the drawdown date. In addition, certain partial mandatory prepayments require the payment of a portion of the exit fee prior to the full repayment of the facility.

The Credit Agreement 2023 contains customary events of default, as well as customary affirmative and negative covenants, including covenants that limit the ability of the borrower and the guarantors to incur indebtedness or liens, make investments, sell assets, pay dividends or engage in mergers or other corporate transactions. Each such covenant is subject to customary exceptions and qualifications. In addition, the Credit Agreement 2023 contains financial maintenance covenants, including a covenant requiring the Company not to exceed a specified consolidated leverage ratio (as calculated in accordance with the agreement) as of the end of any quarter commencing with the quarter ending March 31, 2025 and a covenant requiring the Company to maintain minimum average weekly liquidity of $10 million during each quarter, commencing with the quarter ending June 30, 2023.

Equity Investment

In connection with the Credit Agreement 2023, on April 25, 2023, the Company and two affiliates of the Lenders (the “Subscribers”) entered into a subscription agreement, pursuant to which the Subscribers subscribed for 401,309 and 163,915 (ie., a total of 565,224) new ordinary registered shares, respectively. The placement price for the new shares was €22.019 per ordinary share, resulting in aggregate proceeds raised of €12.4 million. On the same day, the management board of the Company resolved, with the approval of the supervisory board, to increase the Company’s share capital from €5,668,391.00 to €6,233,615.00 by issuing 565,224 new ordinary registered shares by partially utilizing the Authorized Capital 2022/I and with the exclusion of the shareholders’ subscription rights. We applied to the commercial register for the registration of the capital increase on April 27, 2023. Upon effectiveness of the capital increase, the Subscribers will own approximately 6.4% and 2.6%, respectively, of Mynaric’s total share capital following the capital increase.

Cash Flow Statement

The following table shows selected information taken from our consolidated statement of cash flows for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020
	(in € thousands)
Net cash used in operating activities	(50,215)	(39,426)	(16,935)
Net cash used in investing activities	(11,699)	(10,958)	(14,927)
Net cash from financing activities	21,968	54,802	66,257
Net increase/(decrease) in cash and cash equivalents	(39,946)	4,418	34,395
Cash and cash equivalents at the beginning of the period	48,143	43,198	8,914
Cash and cash equivalents at end of period	10,238	48,143	43,198

Net Cash used in Operating Activities

Comparison of the Years ended December 31, 2021 and December 31, 2022

Net cash used in operating activities increased from a cash outflow of €39.4 million in 2021 to a cash outflow of €50.2 million in 2022, mainly driven by the increase in net loss for 2022. Changes in working capital only had a limited impact on the higher cash outflow as the increase in inventories, which was driven by ongoing preparations for serial production, was almost offset by the increase in contract liabilities and other non-financial liabilities reflecting cash-in from customer contracts.

Comparison of the Years ended December 31, 2020 and December 31, 2021

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

Net Cash used in Investing Activities

Comparison of the Years ended December 31, 2021 and December 31, 2022

Net cash used in investing activities increased from a cash outflow of €11.0 million in 2021 to a cash outflow of €11.7 million in 2022, which was partially due to the final development of our SPACE technologies which resulted in a lower cash outflow of acquisition of intangible assets and significantly higher cash outflow relating to acquisition of property, plant and equipment. Cash outflow relating to acquisition of property, plant and equipment amounted to €10.1 million in 2022, compared to €7.6 million in 2021, primarily due to the expansion of our development and production capacity at our production facilities.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Net cash used in investing activities improved from a cash outflow of €15.0 million in 2020 to a cash outflow of €11.0 million in 2021. This decrease was partially due to the final development of our AIR and SPACE technologies which resulted in a lower cash outflow of acquisition of intangible assets. Cash outflow relating to acquisition of property, plant and equipment increased from €6.7 million in 2020 to €7.6 million in 2021, primarily driven by the expansion of our development and production capacity at our production facilities.

Net Cash from Financing Activities

Comparison of the Years ended December 31, 2021 and December 31, 2022

Net cash from financing activities decreased from a cash inflow of €54.8 million in 2021 to a cash inflow of €22.0 million in 2022. While cash inflow in 2021 mainly comprised the proceeds from our initial public offering in the U.S., cash inflow in 2022 primarily included proceeds from L3Harris’ equity investment in July 2022 in the amount of €10.9 million and additional proceeds of €13.1 million received under our credit agreement entered into with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5förvaltning AB in May 2022.

Comparison of the Years ended December 31, 2020 and December 31, 2021

Net cash from financing activities decreased from a cash inflow of €66.3 million in 2020 to a cash inflow of €54.8 million in 2021. While cash inflow overall decreased compared to 2020, the cash inflow of €54.8 million in 2021 was primarily driven by the proceeds from our initial public offering in the U.S. as well as the proceeds from the loan under the credit agreement entered into in September 2021, which we repaid in December 2021, resulting in a cash outflow in the same amount.

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2022:

	As of December 31, 2022
	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(audited)
	(in € thousand)
Trade and other payables	9,238	9,238	0	0	0	9,238
Lease liabilities	8,942	1,901	1,905	3,405	2,372	9,583
Other financial liabilities	14,779	14,628	98	180	0	14,906

Total	32,959	25,767	2,003	3,585	2,372	33,727

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2021:

	As of December 31, 2021
	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(audited)
	(in € thousand)
Trade and other payables	8,396	8,396	0	0	0	8,396
Lease liabilities	9,027	1,640	1,605	3,148	3,328	9,721
Other financial liabilities	37	37	0	0	0	37

Total	17,460	10,073	1,605	3,148	3,328	18,154

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

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our material judgments, estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our material judgments, estimates and assumptions. Our material judgments, estimates and assumptions are described in note 4 to our consolidated financial statements included elsewhere in this Annual Report.

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

The following description, as far as it relates to our articles of association, is based on our articles of association dated August 16, 2022.

Management Board

Overview

Under our articles of association, the management board must consist of one or several members. The supervisory board determines the exact number of members of our management board and appoints the chairperson and the deputy chairperson of the management board, if any. If only one member has been appointed, he or she represents our Company alone. If several management board members are appointed, we are represented by two management board members jointly or by one management board member together with an authorized representative (Prokurist). Currently, the management board consists of the following four members: Emin Bulent Altan (Co-Chief Executive Officer), Mustafa Veziroglu (Co-Chief Executive Officer), Stefan Berndt-von Bülow (Chief Financial Officer), and Joachim Horwath (Chief Technology Officer).

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

•	the convocation of the general meeting and the management board’s proposals for resolutions to be passed by the general meeting;

•	the periodic reporting to the supervisory board;

•	measures and legal transactions requiring the approval of the supervisory board or of the general meeting pursuant to relevant laws, the articles of association or these rules of procedure;

•	fundamental issues relating to personnel matters;

•

(i) setting up or amending of the compensation principles for second level executives and (ii) entering into or amending the terms of employment of any second level executive (including with respect to salary or other compensation);

•	adoption, amendment and rescission of the business responsibility plan for the management board;

•	the issuance of the declaration relating to the German Corporate Governance Code pursuant to Section 161 German Stock Corporation Act (if applicable);

•	all matters which are not allocated to the business area of an individual member of the management board under the business responsibility plan; and

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

Members of our Management Board

The following table sets forth the names of the current members of our management board, their ages, the year of expiration of their term as management board members and position:

Name	Age	Year in which term expires	Position
Emin Bulent Altan	45	2025	Co-Chief Executive Officer
Mustafa Veziroglu(1)	62	2025	Co-Chief Executive Officer
Stefan Berndt-von Bülow	48	2025	Chief Financial Officer
Joachim Horwath	49	2024	Chief Technology Officer

(1)

With effect as of August 15, 2022, Mr. Mustafa Veziroglu was appointed by our supervisory board as an additional member of our management board for a period of three years. On January 31, 2023, our supervisory board appointed Mr. Veziroglu as Co-Chief Executive Officer in addition to Mr. Altan, with effect as of February 1, 2023.

Unless otherwise indicated, the current business address for each management board member is the same as our business address: Dornierstraße 19, 82205 Gilching, Germany.

The following is a brief summary of the business experience of the members of our management board:

Emin Bulent Altan has been our Chief Executive Officer (CEO) since March 2019 and has served as Co-CEO, alongside Mr. Veziroglu, since February 1, 2023. Mr. Altan has been active in the aerospace industry since 2004, when he started his professional career at Space Exploration Technologies Corp. (SpaceX), a private U.S. aerospace manufacturer and space transportation services company headquartered in Hawthorne, California. He remained with SpaceX until 2014, first serving as an avionics engineer and then as a senior director of avionics from 2004 to 2010, where he was responsible for growing the company’s avionics department, and from 2010 to 2014, as vice president of avionics, where he was responsible for the avionics, software and guidance, navigation and control of the Falcon rockets as well as the Dragon capsules. From 2015 to 2016, Mr. Altan held positions as partner and mentor at the Munich-area industrial start-up accelerator TechFounders, as well as taking on the role of head of innovation and digital transformation at Airbus Defence and Space. In 2016, he returned to SpaceX, where he served as the vice president of Satellite Mission Assurance for SpaceX’s Starlink satellite mega-constellation. He is also the sole proprietor of Altan International LLC, a consulting firm he founded in 2015, and through which he currently advises a venture capital fund with respect to start-up investments. Since November 2020, he is also an investment partner (together with the founder of Apeiron Investment Group Ltd., one of our former shareholders) with, and serves as a member of the recommendation committee of, Alpine Space Ventures Management GmbH, a venture capital and private equity firm investing in space-related businesses. He has also served as chairman of the advisory board of Isar Aerospace Technologies GmbH and is a member of the advisory board of C-Star Isar Ltd. and C-Star Isar Co-Invest Fund LP. Mr. Altan is also a limited partner of Alpine Space Ventures Fund I FLP GmbH & Co. KG. In 2023, Mr. Altan was appointed to the board of Morpheus Space, Inc., a provider of in-space propulsion. Mr. Altan holds a Master of Science degree (Dipl.-Inf.) in computer science from the Technical University of Munich and a Master of Science degree in aeronautics and astronautics from Stanford University.

Mustafa Veziroglu has been our Co-CEO, alongside Mr. Altan, since February 1, 2023. Mr. Veziroglu has more than 20 years of experience in executive-level positions in the telecommunications and semiconductor industry. Mr. Veziroglu began his career in 1984 as a design engineer at VLSI Technology Inc. In 1998, he joined Xilinx Inc., where he remained until 2010, during which time he held various positions; from 2001 to 2003, he served as senior director and general manager configuration solutions division, from 2004 to 2007, as vice president and general manager of the market specific products division, and from 2008 to 2010, as vice president of product marketing and business operations. In 2012, he joined Lattice Semiconductor Corporation as corporate vice president of marketing and business development until 2014. In 2017, Mr. Veziroglu joined SA Photonics, Inc. as vice president of corporate business operations before being appointed chief operating officer, communications and sensing in January 2021, where he led all engineering, program management, sales & marketing, quality and manufacturing operations until December 2021. After the acquisition of SA Photonics by CACI International Inc in December 2021, Mr. Veziroglu was responsible for running all aspects of SA Photonics LLC until his departure in July 2022. Mr. Veziroglu joined us in August 2022 as a member of the management board before being appointed Co-CEO effective February 1, 2023. Mr. Veziroglu holds a Bachelor of Science degree in electrical engineering from the Massachusetts Institute of Technology and a Master of Business Administration degree in marketing and finance from Santa Clara University.

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

Joachim Horwath has been our Chief Technology Officer (CTO) since 2009. Following a research stay at Siemens optical networks for his thesis “Simulation of Optical Fiber Amplifiers” in 2000 and studying atmospheric impacts on optical-free-space communications with the research group OptiKom at the Technical University of Graz, he joined the German Aerospace Center (DLR), Institute of Communications in 2002 as a scientist. During his time at the DLR, he focused on numerical simulations of atmospheric index-of refraction turbulence effects and helped to overcome limitations of wireless laser communication. As a project manager, he led many national and international projects on space to ground optical communications and space system verification. He started optical terminal development at DLR and successfully demonstrated optical communications for the first time on a stratospheric balloon in 2005 (project STROPEX) and on aircraft in 2008 (project ARGOS). He was awarded the Erwin Schrödinger prize in 2015 for his contributions to Quantum Cryptography and has been introduced into the technology hall of fame in 2018 by the space foundation for his contributions to miniaturized and affordable laser communication technology connecting the skies and beyond. In 2009, Mr. Horwath co-founded Mynaric Lasercom GmbH and has been serving as managing director and chief technical officer since then. He also served as member of the management board of our Company from 2017 to 2019 and was re-appointed as a member of the management board in 2021. Mr. Horwath graduated from the Technical University of Graz, Austria, and holds a degree in electrical engineering (Dipl.-Elektroingenieur).

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

Members of our Supervisory Board

Pursuant to our articles of association, our supervisory board shall consist of five (5) members. The following table sets forth the names of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations:

Name	Age	Year in which term expires	Principal occupation
Dr. Manfred Krischke (chairperson)	57	2023	Chief executive officer of CloudEO AG
Peter Müller-Brühl(1) (deputy chairperson)	55	2023	Co-chief executive officer of GreenCom Networks AG
Steve Geskos	45	2023	Managing director of Rose Park Advisors
Hans Königsmann	59	2023	Former vice president of flight reliability at SpaceX
Vincent Wobbe	36	2023	Head of public markets investments & co-head equity capital markets of Apeiron Investment Group

(1)	Peter Müller-Brühl was elected deputy chairperson in the supervisory board meeting held on October 5, 2021 following resignation of Gerd Gruppe as member of the supervisory board.

Unless otherwise indicated, the current business address for each supervisory board member is the same as our business address: Dornierstraße 19, 82205 Gilching, Germany.

The following is a brief summary of the business experience of the members of our supervisory board:

Dr. Manfred Krischke has been a member of our supervisory board since May 2017 and currently serves as chairperson of our supervisory board. He received a doctorate in aerospace engineering from the Technical University of Munich. Mr. Krischke has been the co-founder and chief executive officer of cloudeo AG since 2012, which operates a vendor independent, data agnostic market platform through which customers can obtain professional geo-information services from leading national and international providers at low cost. Since 2011, he has also been a managing shareholder of SCANDO Beteiligungs GmbH. From 2005 to 2010, Mr. Krischke served as a managing director of Intermap Technologies GmbH, a company providing geospatial solutions that allow GIS professionals in commercial and government organizations worldwide to build a broad range of applications. In 1998, he founded RapidEye AG, a provider of quality high-resolution satellite imagery and derived geo-information products, and was its chief executive officer until 2004; in 2011 he also served as its interim chief executive officer. From 1991 to 1998, he was a business development manager at Kayser-Threde GmbH. Mr. Krischke also served as a member of the supervisory board of RapidEye AG from 2009 to 2011 and as chairman of the supervisory board of Hyperganic Technologies AG, a company that develops software for advanced industrial 3D printers, from 2017 to 2021. As of August 2022, Mr. Krischke serves as a member of the supervisory board of Skyroads AG, a company that develops technology to manage routes, ensure overall safety and provide for passenger mobility and cargo transport.

Peter Müller-Brühl has been a member of our supervisory board since July 2018. Mr. Müller-Brühl holds business degrees from Middlesex University in London and the European School of Business (ESB) in Reutlingen, Germany, as well as an MBA from Ottawa University, Canada. He started his career in the publishing industry in New York and Moscow and, after he received his MBA, continued in the automotive industry in different commercial and technology management roles until 2008, when he left as chief information officer/chief technology officer Germany for DaimlerChrysler AG. He went on to gain 13 years’ experience as a serial entrepreneur in various technology start-ups, as co-founder and member of executive management teams. He served as a venture partner at SpaceTec Capital Partners GmbH, a venture capital consulting firm, from 2008 to 2011, as co-chief executive officer at RapidEye AG, a provider of quality high-resolution satellite imagery and derived geo-information products, from 2011 to 2012, and currently serves as co-CEO and member of the management board of GreenCom Networks AG, a next generation energy service provider. He has served as chairman of the supervisory board and member of the audit and compensation committee of cloudeo AG since 2012, member of the supervisory board and member of the audit and compensation committee of Protection ONE GmbH since 2016 to 2020, member of the supervisory board at Seidel GmbH & Co. KG since 2015 and member of the supervisory board of Xpay Holding AG since 2019.

Steve Geskos has been a member of our supervisory board since May 2021. He received a B.A. in history from Brandeis University and an MBA in finance and operations from NYU Stern School of Business. Mr. Geskos has been an investor in public and private companies for over twenty years. He started his career as a research associate at Citigroup Salomon Smith Barney in 2000, before joining Jennison Associates LLC as an equity analyst from 2002 to 2006. From 2006 to 2008, he was a portfolio manager and analyst at Perry Capital, before joining MissionPoint Capital Partners as partner and portfolio manager from 2009 to 2011. In 2011, Mr. Geskos joined Fortress Investment Group as a managing director, where he managed a global equity long/short fund for Fortress Investment Group’s liquid markets business until 2018. During this time, he invested across the capital structure in both a public and private capacity with a particular emphasis on cyclical industries and hard asset classes. Mr. Geskos currently serves as a managing director at Rose Park Advisors, an investment firm focused on identifying investment opportunities by applying the frameworks of disruptive innovation, which he joined in 2019. Mr. Geskos also serves in the supervisory board of XPay Group, a position which he assumed in October 2021 and on the board of directors of Norsk Titanium, a position he assumed in January 2021.

Hans Königsmann has been a member of our supervisory board since October 2021. He holds a degree in aerospace engineering (Dipl.-Ingenieur, Aerospace) from the Technical University Berlin and a Ph.D. in aerospace engineering and production technology from the University of Bremen. Mr. Königsmann started his career in 1989, first as research assistant and later as space system division manager, at the Center of Applied Space Technology and Microgravity at the University of Bremen. In 1996, he joined Microcosm, Inc. as chief scientist, responsible, among other things, for the development of algorithms and simulations to control spacecraft attitude and orbital position. In 2002, Mr. Königsmann joined Space Exploration Technologies (SpaceX), where he remained for nearly 20 years until his retirement in 2021. During his time at SpaceX, he held the positions of vice president Avionics until 2008, vice president launch chief engineer until 2012 and vice president of flight reliability until 2021. Ultimately, he was responsible for the reliability from production through the operational lifecycle of the vehicles Falcon 9 and Dragon, including re-used boosters and fairing. Mr. Königsmann was awarded the NASA Distinguished Public Service Medal in 2014, the highest form of recognition by NASA for non-Government individuals. Since June 2022, Hans Königsmann is a member of the supervisory board of OHB SE.

Vincent Wobbe has been a member of our supervisory board since June 2021. Mr. Wobbe holds a Master of Science in Financial Management from Kedge Business School and Hull University Business School and a Bachelor of Science in European Management from the European Business School Oestrich-Winkel. Mr. Wobbe has over a decade of experience in corporate finance and equity capital markets. He started his career in corporate finance at Société Générale Corporate and Investment Banking in 2010, before joining BNP Paribas from 2014 to 2016. In 2016, he joined Deutsche Bank Aktiengesellschaft in London, where he advised and executed equity capital raisings for pan-European issuers until 2019. In 2020, Mr. Wobbe joined Apeiron Investment Group Ltd. to head of public markets investments and the equity capital markets team. He currently serves on the supervisory boards of nextmarkets AG and DEAG Deutsche Entertainment Aktiengesellschaft, as well as the administrative board of 029 Group SE.

Board Diversity

The table below provides certain information regarding the diversity of the supervisory board as of the date of this Annual Report.

Board Diversity Matrix

Country of Principal Executive Offices:	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did Note Disclose Demographic Backgrounds	2

B. Compensation

Compensation of Management Board Members

The remuneration for management board members consists of three components:

•	a non-performance-related remuneration (fixed remuneration),

•	performance-related bonuses, and

•	stock options.

The amount of the remuneration for the members of the management board largely depends on a member’s area of responsibility, individual performance and the performance of the management board as a whole. It also takes into account our economic and financial success and is intended to provide an incentive for long-term and sustainable corporate governance, while linking the interests of the management board members to those of our shareholders.

The overall remuneration for the members of the management board (excluding stock options and fringe benefits) comprises approximately 66% in fixed remuneration and 33% in performance-related remuneration in the event of 100% target achievement.

Non-Performance-Related Remuneration

The fixed, non-performance-related remuneration comprises (i) a fixed annual base salary, which is generally paid out in equal instalments, and (ii) market standard fringe benefits. Fringe benefits mainly consist of expenses for company housing, contribution payments to a statutory and private health and care insurance and other remuneration in kind.

Performance-Related Remuneration

Short-term variable remuneration (STI)

The performance-related remuneration comprises of an annual bonus designed to reward the operational implementation of the corporate strategy in the respective financial year.

The amount of the annual bonus is generally calculated on the basis of the achievement of certain performance targets as defined by the supervisory board. For this purpose, the supervisory board has defined a target amount that determines the amount of the bonus payment in the event of a 100% target achievement and which corresponds to 50% of the annual (gross) base salary of each management board member, in case of Mr. Emin Bulent Altan, to 50% of the total annual (gross) base salary paid both by Mynaric AG and Mynaric USA Inc.

The annual bonus for 2021 was paid to the members of the management board in June 2022 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in 2022. Mustafa Veziroglu was not a member of the management board in 2021 and has therefore not received any annual bonus for 2021. The annual bonus for 2022 will be determined and paid in 2023 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 section 1 sentence 1 AktG in 2022. The annual bonus for 2022 will therefore be disclosed in the remuneration report for 2023.

For the annual bonus 2021, the supervisory board has defined two performance targets, an operational target and a financial target, with both targets being equally weighted within the overall target achievement. In addition, the supervisory board has the possibility to take into account extraordinary circumstances, which have not been foreseen when defining the performance targets for the annual bonus, by way of an additional payout amount of up to 30% of the respective target amount.

The operating target has been based on the number of terminals delivered to customers in the financial year 2021. For this purpose, the supervisory board set a target value of 23 terminals delivered to customers for the operating target, which corresponds to a 100% target achievement. Less than 15 terminals delivered to customers corresponds to a target achievement of 0% and 40 terminals delivered to customers corresponds to a target achievement of 300%. An increase in target achievement above 300% is not possible (cap).

The financial target has been based on the amount of payments received from customers in the financial year 2021. For this purpose, the supervisory board has set a target value of €10.0 million for the financial target, which corresponds to a 100% target achievement. Payments of less than €7.0 million correspond to a target achievement of 0% and payments of €20.0 correspond to a target achievement of 300%. An increase in the target achievement beyond 300% is not possible (cap).

In addition to the annual bonus, each management board member is entitled to a one-time bonus for investments by strategic investors which exceed 5% of our then current share capital. The one-time bonus is set to amount to 1% of the acquired funds (payment into the share capital or into the capital reserve) and is capped at €1,000,000. In the case of a capital increase with subscription rights, only those investments which go beyond the investor’s subscription rights count towards the 5% threshold. The special bonus is a reward for the management board member’s performance in acquiring strategic investors for us. In connection with the Credit Agreement 2023 and the equity investment in April 2023, the members of the management board will receive a bonus payment in the aggregate amount of approximately €500,000.

Long-term variable remuneration (LTI)

The members of the management board also receive a long-term variable remuneration in the form of stock options, which provides an incentive to the management board members to contribute to our long-term sustainable development and links the interests of the management board members to those of our shareholders.

In 2022, the current members of the management board have been granted in total 108,000 stock options under the 2022 Plan. For more information, see “—Share-Based Incentive Plans—Stock Option Program 2022.”

Compensation of the Members of the Management Board in 2022

The following table presents the fixed and variable remuneration components awarded due to the current members of the management board in 2022 in accordance with Section 162 para. 1 sentence 1 AktG. The table includes all remuneration amounts actually received by the individual management board member in the financial year (“awarded”) and all remuneration legally due but not yet received (“due”).

The amount of the annual bonus (short-term variable remuneration) for 2022 will be determined and paid out in 2023 and will therefore be included in the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in 2023, whereby the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in 2022 also includes the annual bonus for 2021 which was paid out in June 2022. Accordingly, the information provided in the tables below differs from the information about management board remuneration presented in the notes of the Annual Report 2022 (note 5.32.2). These differences are due to the differing presentation requirements under the German Corporate Governance Code and IFRS. The share-based remuneration in the form of stock options granted in the financial year 2022 is disclosed with its value, i.e. the number of stock options granted, multiplied by the fair market value at the time of granting.

	2022
	Annual base salary		Special payment(3)		Fringe benefits			Short-term variable remuneration			Long-term variable remuneration		Total
Management board member	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)		(in %)	(in € thousand)		(in %)	(in € thousand)	(in %)	(in € thousand)
Emin Bulent Altan	473	34.2%	8	1.0%	120		14.7%	152	(5)	18.6%	65	7.9%	818
Mustafa Veziroglu(1)	129	49.4%	0	0.0%	82	(4)	31.4%	0		0%	50	19.6%	261
Stefan Berndt-von Bülow	263	50.3%	62	11.9%	6		1.1%	142	(5)	27.2%	50	9.6%	522
Joachim Horwath(2)	263	50.3%	62	11.9%	6		1.1%	142	(5)	27.2%	50	9.6%	522
Total	1,128	53.1%	132	6.2%	214		10.1%	436		20.5%	215	10.1%	2,123

(1)	Member of the management board since August 15, 2022.
(2)	Member of the management board since February 17, 2021.
(3)	Special payment for the extension of appointment to the management board.
(4)	Includes €80 thousand for transfer of residence to Germany.
(5)

Based on the target achievements of the operational target and the financial target, the overall target achievement of the annual bonus 2021 was 0%. Includes additional payout amount of 30% for IPO on Nasdaq Global Select Market and bonus for investment by L3Harris as strategic investor.

Mr. Altan received additional remuneration for his activities as director of Mynaric USA Inc., which is reflected in the aggregate remuneration described above. The other members of the management board did not receive any remuneration during their term for their positions in our subsidiaries.

Other Remuneration Rules

Maximum Remuneration

Pursuant to the German Stock Corporation Act, the supervisory board has set a maximum compensation for the members of the management board. This amounts to €6,000,000 for the CEO and €4,000,000 for each ordinary member of the management board for one financial year—irrespective of whether payment is made in this financial year or at a later date.

Penalty and clawback rules

If necessary, the supervisory board may withhold (penalty clause) or retract (clawback) variable remuneration components if a management board member is in serious breach of their obligations, particularly their compliance obligations. The current employment contracts of all management board members include such clawback provisions. We did not make use of our right to withhold or retract variable remuneration in financial year 2022.

Severance payments

Service contracts with our members of the management board contain severance payment provisions that comply with the recommendations of the German Corporate Governance Code.

In the event of premature termination of the service agreement, payments by us to the management board member, including fringe benefits, shall not exceed the value of two years’ compensation (severance payment cap) and shall compensate no more than the remaining term of the employment contract. If the service contract is terminated for cause within the sphere of the management board member, no payments will be made to the respective member.

The severance payment cap is calculated on the basis of the total compensation for the previous full financial year and, where appropriate, also the expected total compensation for the current financial year.

Change of control

With the exception of Bulent Altan’s service contract, service contracts with our management board members do not contain any provisions in the event of a “change-of-control” (as defined below). Under Mr. Altan’s service contract, Mr. Altan or we have the right to terminate the service contract in the event of a change-of-control against payment of a severance payment equivalent to the value of a half a year’s compensation (whereby no more than the remaining term of the employment contract is to be compensated). For purpose of this provision, a “change-of-control” is defined as the resignation from office of at least three supervisory board members.

In addition, the 2022 Plan provides for the following regulation in the event of a change-of-control:

A change-of-control exists if a shareholder holds more than 50% of our shares and/or voting rights. In the event of a change-of-control, all participants under the 2022 Plan have the right to forfeit stock options against payment of a settlement in the amount of the purchase price paid in the course of the change-of-control (or offered to the shareholders in the event of a public offer) or, if such a purchase price is not known, in the amount of the price of our share or the price of the right or certificate representing our share in the trading system with the highest total trading volume in our shares during the last 30 trading days prior to the day on which we become aware of the change-of-control and, in the case of stock options, less the exercise price.

Prior stock option plans provide for the following provision in the event of a change-of-control:

If the vesting period has not yet expired at the time the change-of-control takes effect, or if the vesting period has expired but the exercise requirements of the stock option plan are not met, the members of the management board are entitled to waive the subscription rights within two weeks of the announcement of the change-of-control by making a unilateral declaration to us. In this case, the management board members are entitled to a compensation payment in the amount of the purchase price per share paid in the course of the change-of-control less the exercise price. For purpose of this provision, a “change-of-control” is defined as the acquisition of more than 50% of our shares by a new shareholder.

Non-competition clause

The current service contracts with the members of our management board do not provide for any post-contractual non-competition clauses.

Share Ownership of Management Board Members

Mr. Altan currently holds 4,545 ADSs representing 1,136 ordinary shares in our Company. Mr. Berndt-von Bülow currently holds 696 ADSs representing 174 ordinary shares in our Company. Mr. Horwath holds 220,527 ordinary shares in our Company; he currently does not hold any ADSs.

Option Ownership of Management Board Members

The following table sets forth the option ownership of our current and former management board members as of April 28, 2023:

Name	Number of Options		Title	Exercise Price (in €)	Grant Date	Expiration Date
Emin Bulent Altan	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*	(2)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*	(3)	Ordinary shares	32.90	September 30, 2022	September 30, 2031
Mustafa Veziroglu	*	(3)	Ordinary shares	32.90	September 30, 2022	September 30, 2031
Stefan Berndt-von Bülow	*	(1)	Ordinary shares	41.03	December 30, 2019	December 30, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027
	*	(2)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*	(4)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
	*	(3)	Ordinary shares	32.90	September 30, 2022	September 30, 2031
Joachim Horwath	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(4)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
	*	(3)	Ordinary shares	32.90	September 30, 2022	September 30, 2031
Wolfram Peschko(5)	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027
Hubertus Edler von Janecek(5)	*	(1)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*	(1)	Ordinary shares	47.25	June 30, 2020	June 30, 2027

*	Indicates beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)	Granted under the 2019 Plan.
(2)	Granted under the 2020 Plan.
(3)	Granted under the 2022 Plan.
(4)	Granted under the 2021 Plan.
(5)	Mr. Peschko and Mr. Edler von Janecek both resigned from our management board in June and July 2020, respectively.

Compensation of Supervisory Board Members

Each member of the supervisory board is entitled to a fixed annual compensation of €60,000 (€120,000 and €90,000 in the case of the chairperson and the deputy chairperson, respectively). Supervisory board members who at the same time are members of the audit committee will receive an additional fixed annual compensation of €20,000 (€30,000 for the chairperson of the audit committee). In addition, each member of the supervisory board receives an attendance fee of €500 per meeting for participating in a meeting or a resolution passed by telephone.

The compensation is payable after the end of the financial year. A member of the supervisory board who serves for only a portion of a given financial year or who holds the position of chairman or vice chairman of the supervisory board for only a portion of a given financial year will only be remunerated pro rata. In addition, the members of the supervisory board will be reimbursed for their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value-added tax on their compensation and out-of-pocket expenses. In addition, the members of the supervisory board are covered by a D&O insurance policy in line with market practice.

The following table shows the fixed remuneration awarded to our current supervisory board members.

	For the year ended December 31, 2022
	Fixed remuneration	Attendance fees	Total
	(in € thousand)
Members of our supervisory board
Dr. Manfred Krischke(1)	140	11	151
Peter Müller-Brühl(2)	110	11	121
Steve Geskos(3)	90	11	101
Hans Königsmann	60	6	66
Vincent Wobbe	60	7	67

Total	460	46	506

(1)	Chairman of the supervisory board and member of the Company’s audit committee.
(2)	Deputy chairman of the supervisory board and member of the Company’s audit committee.
(3)	Chairman of the audit committee.

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

Under the 2020 Plan, we may issue shares by utilizing the Conditional Capital 2020/I (as described in more detail in Exhibit 2.3) or treasury shares. At our discretion, we may also settle the stock options in cash. In addition, the 2020 Plan contains a change-of-control provision applicable to (i) unvested stock options, providing the optionholder with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder, and (ii) vested stock options that are not exercisable, providing us and the beneficiary with the right to rescind the stock option in exchange for the payment of compensation from the Company to the optionholder.

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

Restricted Stock Units Program 2021

In 2021, we further implemented a restricted stock units program (RSU Program). Under the RSU Program, our management board is authorized to grant up to 204,647 RSUs to (i) selected employees, (ii) selected employees of our affiliates, and (iii) managing directors of our affiliates. Forfeited RSUs under the RSU Program will be available for future grants.

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

Each vested RSU entitles a beneficiary to a cash payment claim against us. Such payment claim corresponds to

(i)

in case of a share settlement, the closing price of our shares or share certificates on the last trading day before the day on which our management board (together with the supervisory board) resolves on the utilization of the Authorized Capital 2021/II, while such closing price is determined by the trading system with the highest total trading volume in our shares or share certificate within the ten days prior to the day of such resolution by the management board (the actual date on which the new shares which were created from the capital increase against contribution in kind are transferred to the securities account of the respective beneficiary, i.e., the “share settlement date”), or

(ii)

in case of a cash settlement, the average closing price of our shares or share certificates during the 30 trading days following the publication of our annual results (i.e., the “cash settlement date”), while such closing price is determined by the trading system with the highest total trading volume in shares or share certificates representing our shares within the ten last trading days prior to the publication of our annual financial report.

In August 2022, we settled a first tranche under our RSU program and issued 16,149 new ordinary shares to our beneficiaries.

Stock Option Program 2022

In 2022, we established an additional stock option program (the 2022 Plan) pursuant to which our supervisory board is authorized to grant stock options to the members of our management board for a total of up to 115,000 shares in the Company. The number of stock options to be granted to each beneficiary under the 2022 Plan may vary over the term of the 2022 Plan and is determined by the Company’s supervisory board. Subject to the terms and conditions set forth in the 2022 Plan, each stock option entitles the beneficiary to acquire one share in the Company against payment of the exercise price. The exercise price is defined as the volume-weighted six-month average share price or share certificates price (converted into an price per share) on the day prior to the grant date on the trading system with the highest total trading volume in our shares or share certificates within the last ten trading days prior to such date.

The exercise of the stock options is subject to a waiting period. The waiting period, i.e., the period up until the date on which the stock options may be exercised, begins on the grant date and ends at the end of the fourth anniversary after the grant date. Stock options may be exercised only within a time period of five years following the date on which the waiting period has expired (the “Exercise Period”). The Exercise Period may be extended appropriately if, due to statutory or internal company regulations, an exercise is not possible at the end of the original Exercise Period. Stock options that have not been exercised by the end of the respective Exercise Period will forfeit without entitlement to compensation.

Stock options may only be exercised if and to the extent that the performance targets as described below have been achieved: The performance targets are linked to (i) the absolute share price performance of the Company’s shares (i.e., a three-month volume-weighted average price of the shares or share certificates (converted into a price per share) of at least 50% above the exercise price at the end of one of four equal quarters of the year preceding the last day of the expiry of the waiting period) and (ii) the achievement of an Environment Social Governance target (the “ESG Target”) during the waiting period, whereby within the overall target achievement, the absolute share price performance is weighted with 80% and the ESG Target with 20%. The ESG Target is composed of a diversity target (i.e., a 5% increase of women within the Company compared to the start of the respective waiting period or a share of women of at least 30% within the Company and continuing during the waiting period) and an employee engagement target (i.e., a 5% increase of the employee engagement within the Company compared to the start of the waiting period or an employee engagement of at least 80% within the Company and continuing during the waiting period) on an equal basis. In no event will the exercise of stock options under the 2022 Plan exceed the maximum remuneration thresholds as set by the Company’s supervisory board pursuant to section 87a of the German Stock Corporation Act.

If the term of office of a member of the management board ends before the expiry of the applicable waiting period due to a revocation from office (Widerruf der Bestellung) for cause (a “Bad Leaver”), all stock options granted to such Bad Leaver (whether held by the individual or any third party) will be forfeited without entitlement to compensation. If the term of office of a member of the management board ends before the expiry of the applicable waiting period due to any reason other than for cause (such member a “Good Leaver”), such Good Leaver will retain all stock options that the individual has been granted under the 2022 Plan. In addition, in the event that a beneficiary willfully or grossly negligent breaches statutory duties or the code of conduct of the Company (each a “Breach of Duty”), the supervisory board is entitled to retain or reclaim in its discretion the payout in the form of a cash settlement or share settlement in whole or in part in accordance subject to certain conditions set forth in the 2022 Plan.

Under the 2022 Plan, we may issue shares by utilizing the Conditional Capital 2022/II (as described in more detail in Exhibit 2.3) or treasury shares. At our discretion, we may also settle the stock options in cash.

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

D. Employees

As of December 31, 2022, we employed 328.8 FTEs, of which 291.8 FTEs were based in Germany and 37 FTEs were based in the United States.

The following table shows the figures of our FTEs broken down by region as of the relevant date indicated:

	As of December 31,
	2022	2021	2020
Germany	291.8	227.9	179.6
United States	37	21	7

Total	328.8	248.9	186.6

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information, as of April 28, 2023, regarding the beneficial ownership of our ordinary shares for:

•	members of our supervisory board;

•	members of our management board;

•	members of our supervisory board and our management board as a group; and

•	each person who, to the best of our knowledge, beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 28, 2023, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Mynaric AG, Dornierstraße 19, 82205 Gilching, Germany.

On April 27, 2023, immediately prior to the date of this Annual Report, we applied to the commercial register (Handelsregister) for the registration of the capital increase under the equity investment we entered into on April 25, 2023. Upon registration in the commercial register and effectiveness of the capital increase, our share capital will increase from €5,668,391 to €6,233,615. Consequently, the number of our shares outstanding will increase from 5,668,391 to 6,233,615 and the percentages numbers presented in the table below will change accordingly.

	Shares beneficially owned as of April 28, 2023
Shareholder	Number	Percent
5% shareholders
Harris Communications GmbH(1)	409,294	7.2
Members of our supervisory board
Dr. Manfred Krischke	—	—
Peter Müller-Brühl(2)	4,445	0.1
Steve Geskos	—	—
Hans Königsmann	—	—
Vincent Wobbe	—	—
Members of our management board
Emin Bulent Altan(3)	1,136	0.0
Mustafa Veziroglu	—	—
Stefan Berndt-von Bülow(3)	174	0.0
Joachim Horwath	220,527	3.9
All members of our supervisory board and management board, as a group	226,282	4.0

Total	635,576	11.2

(1)

Consists of 409,294 ordinary shares held by Harris Communications GmbH. Information herein is based upon a Schedule 13D jointly filed with the SEC on July 6, 2022 by (i) Harris Communications GmbH, a stock corporation incorporated under the laws of the Germany, with its principal office and principal business at Nymphenburger Str. 1, 80335 Munich, Germany and with company number HRB 83314; and (ii) L3Harris Technologies, Inc., a Delaware corporation. Harris Communications GmbH is an indirectly wholly owned subsidiary of L3Harris Technologies, Inc., which may be deemed to have beneficial ownership of all of these ordinary shares.

(2)

Peter Müller-Brühl beneficially owns 4,445 ordinary shares in our Company, which he holds indirectly through EOversal UG (haftungsbeschränkt), a German limited liability entrepreneurial company (Unternehmergesellschaft), wholly-owned by him.

(3)	Emin Bulent Altan directly holds 4,545 ADSs representing 1,136 ordinary shares in our Company and Stefan Berndt-von Bülow directly holds 696 ADSs representing 174 ordinary shares in our Company

To our knowledge, no other shareholder beneficially owns more than 5% of our shares.

Immediately following the completion of our initial public offering in the U.S. in November 2021, 1,150,000 of our ordinary shares are traded in the United States by means of ADSs. Four ADSs currently represent one ordinary share of the Company. On April 26, 2023, based on information provided by The Bank of New York Mellon, as depositary, there were 2,989,692 ADSs (representing 747,423 ordinary shares) outstanding. The ordinary shares underlying such ADSs represent 13.2% of our current share capital (not taking into account the capital increase that is currently pending). We are not aware of any arrangement that may at a subsequent date, result in a change of control of Mynaric.

Subject to the provisions of the deposit agreement, none of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2018, with any members of our management or supervisory board, executive officers or holders of more than 10% of any class of our voting securities.

Consultancy Agreement with Apeiron Advisory Ltd.

On March 25, 2022, we and Apeiron Advisory Ltd. (an affiliate of Apeiron, one of our former shareholders) entered into a consultancy agreement pursuant to which Apeiron Advisory Ltd. provides political and strategic advisory services, including supporting our management team in building a relevant network of decision makers, thought leaders and institutional investors, as well as navigating government and international affairs. Mr. Vincent Wobbe, a member of our supervisory board, is considered a related party due to his employment by Apeiron. As of December 31, 2022, we recognized expenses in the amount of €480 thousand and a liability in the amount of €30 thousand relating to the agreement with Apeiron Advisory Ltd.

Management Service Agreement with MCConsult

On September 20, 2017, we entered into a management service agreement with Adelanto management services s.I. (“Adelanto”), a private limited company incorporated under Spanish law, pursuant to which Wolfram Peschko agreed to provide management services to the Company in connection with his management of the Company as a member of the management board. The management service agreement with Adelanto, which was wholly-owned by Mr. Peschko, had an initial term until May 19, 2022. In connection with his appointment as member of the management board, we entered into a separate service agreement with Mr. Peschko, dated September 21, 2017.

On January 23, 2019, the initial management service agreement with Adelanto was subsequently transferred to and assumed by MCConsult (the “MCConsult Management Agreement”). Under the initial management service agreement with Adelanto, Mr. Peschko was entitled to receive an annual fixed salary (plus value added tax) and a variable bonus up to 50% of his annual fixed salary contingent upon achievement of predetermined milestones and targets. On May 27, 2020, Mr. Peschko resigned from the management board with immediate effect. As part of his resignation package, we entered into a severance agreement, dated June 13, 2020, pursuant to which (i) his separate service agreement was terminated with effect as of May 27, 2020 (i.e., the date of his resignation), (ii) we agreed to grant him 17,000 stock options in the Company that immediately vested, and (iii) we agreed to amend the MCConsult Management Agreement. Under the amended MCConsult Management Agreement, Mr. Peschko was initially engaged to provide certain consulting services relating to our China business. Since we decided to discontinue our China business in mid-2020, we agreed to continue payment of the service fee under the MCConsult Management Agreement as part of his severance pay; the agreement expired on May 19, 2022.

In connection with the MCConsult Management Agreement and the severance agreement, we recorded expenses in the amount of €93 thousand for the financial year ended December 31, 2022. As of December 31, 2022, we did not have any outstanding liabilities due to MCConsult.

Option Agreement with Emin Bulent Altan

Apeiron, one of our former shareholders, and Emin Bulent Altan, our Chief Executive Officer and a member of our management board, entered into an option agreement, dated August 13, 2019 (as amended), under which Apeiron granted Mr. Altan the right to acquire 56,700 ordinary shares of the Company at a price of €25.00 per share (the “Altan Option Agreement”). Under the Altan Option Agreement, Mr. Altan was initially entitled to exercise the option during a four week exercise period following written notice by Apeiron that certain conditions precedent under the agreement have been met (the “Initial Exercise Period”). While the Initial Exercise Period would have expired in December 2020, Apeiron and Mr. Altan agreed to extend the exercise period under the Altan Option Agreement to December 31, 2022. Since the parties did not further extend the exercise period under the Altan Option Agreement, Mr. Altan’s option to acquire 56,700 ordinary shares of the Company expired on December 31, 2022.

Business Opportunity Agreement

Emin Bulent Altan, member of our management board and Chief Executive Officer, is an investment partner (together with the founder of Apeiron Investment Group Ltd., one of our former shareholders) with, and serves as a member of the recommendation committee of, Alpine Space Ventures Management GmbH, which acts as the alternative investment fund manager of the ASV Fund. As a result, conflicts of interest could arise in the future between us, on the one hand, and the ASV Fund and its affiliates, on the other hand, concerning potential investment or business opportunities in the field of laser communication technology and products as well as the development and implementation of quantum communication technology for long distance data transmission between moving objects for terrestrial, airborne and spaceborne applications (the “Core Business”).

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

Relationship with a Former Supervisory Board Member

Thomas Mayrhofer, a former member of our supervisory board who resigned in 2020, is a partner of Pinsent Masons LLP, a law firm that provided legal advisory services to us. For the year ended December 31, 2022, related party expenses involving Pinsent Masons LLP amounted to €5 thousand. As of December 31, 2022, we did not have any outstanding liabilities due to Pinsent Masons LLP.

Relationship with Ariane Knapek

Ariane Knapek is the spouse of Markus Knapek, a former member of our management board and a former significant shareholder in our Company. Ms. Knapek was a part-time employee with the Company from June 2016 to January 2021 and received a salary at arm’s length terms.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” and our audited consolidated financial statements beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings”.

Dividends

We have never paid or declared any dividends in the past, and we do not anticipate paying any dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development of our technology and products and the start of serial production as well as the further development and expansion of our business. Except as required by law, any future determination to pay dividends will be dependent upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay dividends may be limited by the terms of any existing and future debt or preferred securities.

All of the shares represented by our ADSs will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders in a shareholders’ meeting.

We have not paid dividends in the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

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

German Taxation of ADSs

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of the subsection “Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (as defined below) that acquire our ADSs.

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (as defined below). It is based upon tax laws in effect at the time of filing of this Annual Report. These laws are subject to change, possibly with retroactive effect. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

The tax information presented in this section is not a substitute for tax advice. Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership, disposition, donation or inheritance of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German dividend withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.

The Company does not assume any responsibility for withholding tax at source.

General German Tax Treatment of ADSs

As of the date hereof, no published German tax court decisions exist as to all aspects of the German tax treatment of ADRs or ADSs. However, based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018, reference number IV C 1-S2204/12, jointly the “ADR Tax Circular,” for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of the company and qualify as ADRs for the purpose of the ADR Tax Circular, even though it has to be noted that the ADR Tax Circular does not explicitly address ADSs. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of ADSs will be treated as beneficial owners of the capital of the company with respect to capital gains (see below in section “—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs—German Taxation of Capital Gains of U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is uncertain whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. Nevertheless, for the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

Taxation of Non-German Tax Resident U.S. Holders

The following discussion describes material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and certain other Taxes in the version published as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung der Bekanntmachung vom 4. Juni 2008) as published in the German Federal Law Gazette 2008 vol. II pp. 611/851 (hereinafter referred to as the “Treaty”) who is fully eligible for benefits under the Treaty.

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

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

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

The full amount of a dividend distributed by the company to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject as a matter of principle to (final) German withholding tax at an aggregate rate of 26.375% (25% income tax plus 5.5% solidarity surcharge thereon). In addition to that, dividends may be subject to church tax (Kirchensteuer) if applicable. The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company’s general shareholders’ meeting, or if such date is not specified, the day after such general shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in Euro; any expenses and costs related to such taxable income in principle should not reduce the taxable income.

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

German withholding tax on capital income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German dividend disbursing agent (i.e., a German credit institution, financial services institution, German securities trading enterprise or German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case, including the German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent, or (ii) the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the provisions of the Treaty, the German withholding tax may not exceed 15% of the gross dividends collected by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to presenting a German withholding tax certificate which can only be issued if the company has confirmed in writing to the German depositary, among other things, the number of ADSs issued and that all of the ADSs issued at the issuance date were covered by an equivalent number of German shares deposited with the German depositary (circular by the German Federal Ministry of Finance (BMF-Schreiben), dated December 18, 2018, reference number IV C 1-S 2204/12/10003)). For example, for a declared dividend in the amount of €100, a U.S. treaty beneficiary initially receives €73.625 (€100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of €11.375 of the gross dividend (€100). As a result, the U.S. treaty beneficiary ultimately receives a total amount of €85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such a refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

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

However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section “—Taxation of Non-German Tax Resident U.S. Holders”). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the sale of the ADSs, even under the circumstances described in the preceding paragraph and therefore will not be taxed on capital gains from the disposition of the ADSs.

German statutory law obliges a German disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, German disbursing agent means a German credit institution or the financial services institution, or a German securities trading enterprise or a German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case, including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. It should be noted that the German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, a circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated January 18, 2016, reference number IV C 1-S2252/08/10004:017 (published in the German Federal Tax Gazette 2016 vol. I pp. 85), as last amended by a circular dated December 20, 2022, reference number IV C 1-S 2252/19/10003:011 (published in the German

Federal Tax Gazette 2023 vol. I pp. 46), provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German corporation. Although circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities, a German disbursing agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in a custodial account in Germany, unless the holder of the ADSs does not provide evidence on its tax status as non-German tax resident. In any other case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Under the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz) which was passed into law on June 2, 2021, the withholding tax certificate will be replaced for dividend income (including under ADRs) accruing after December 31, 2024 by a notification to be submitted by the disbursing agent directly to the Federal Central Tax Office upon request of the holder. In particular with regard to ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office once it has collected all information and confirmations.

Withholding Tax Refund for U.S. Treaty Beneficiaries. U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as described above in Section “—Taxation of Non-German Tax Resident U.S. Holders”). Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceeds the applicable Treaty rate (subject to presenting a German withholding tax certificate). However, in respect of dividends, the refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply if (i) the tax on the dividends underlying the refund application is below 15% of the gross amount of the dividends pursuant to a double taxation treaty and (ii) the holder does not directly own 10% or more of the shares in the company and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated July 9, 2021, reference number IV C 1–S 2252/19/10035 :014 (published in the German Federal Tax Gazette 2021 vol. I pp. 995), as amended from time to time, the withholding tax credit may also be denied as an anti-abuse measure.

However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz), as amended in June 2021. Pursuant to the recent amendment, a foreign company shall – irrespective of any double taxation treaties – not be entitled to relief from capital gains tax and from tax deduction pursuant to section 50a of the German Income Tax Act (i) to the extent that persons have an interest in it or are beneficiaries under its articles of association who would not be entitled to such relief if they personally had generated such income and (ii) to the extent that the source of the income has no substantial connection with the economic activity of such foreign company. The generation of income, its transfer to persons having an interest in or being beneficiaries as well as any activity carried out with resources that are not appropriate to the foreign company’s business purpose, shall not be deemed to be an economic activity. This, however, does not apply in cases in which the foreign company proves that none of the main purposes of its involvement was to obtain a tax advantage or if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange. Therefore, whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of general taxation principles applicable to the holders of ADSs who are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or his or her usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of central management (Geschäftsleitung) or a statutory seat (Sitz) in Germany.

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

The holder is taxed on gross capital income (including dividends or gains with respect to ADSs), less the annual saver’s tax-free allowance (Sparer-Pauschbetrag) of currently €1,000 for an individual or €2,000 for married couples and registered civil unions (eingetragene Lebenspartnerschaften) filing jointly. The deduction of actual expenses relating to the capital income (including dividends or gains with respect to ADSs) is generally not permitted. The withholding tax on capital income generally settles the income tax liability of the holder with respect to the capital income. However, private investors may request the application of their personal progressive income tax rate on the whole income from capital investments in a given year if this results in a lower tax liability. If this is the case, any tax withheld in excess will be refunded during the personal income tax assessment procedure.

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

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has, as previously discussed, been reduced for certain individuals subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been eliminated for individuals.

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

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

Generally, a transfer of ADSs by inheritance or by way of gift will be subject to German gift or inheritance tax, inter alia, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADSs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADSs or ordinary shares subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor.

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

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date you or the depositary on your behalf converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 33.2 c) to the consolidated financial statements included in this Annual Report.

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

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on November 11, 2021 pursuant to Rule 424(b). As of the date of the filing of this Annual Report, we have used all of the net proceeds from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our co-chief executive officers and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our co-chief executive officers and our chief financial officer have concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2022. Until remediated, there is a reasonable possibility that these material weaknesses could result in a material misstatement of our consolidated financial statements or disclosures that would not be prevented or detected.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections or any evaluation or effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria established in the SEC guidance on conducting such assessments as of December 31, 2022. Our management conducted the assessment based on certain criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on such evaluation, our co-chief executive officers and chief financial officer have concluded that as of December 31, 2022, our internal controls over financial reporting were not effective.

We have remediated a previously reported material weakness in our internal controls relating to a lack of effective communication and information flows which allows the accounting department to be aware of details of relevant material transactions/agreements. However, the following material weaknesses in our internal controls existed as of December 31, 2022: (i) a lack of sufficient resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within the finance and accounting functions, (ii) insufficient risk assessment procedures necessary to ensure the completeness of processes and identification of required internal controls over financial reporting, (iii) a lack of design and operating effectiveness of controls in accounting process which can prevent material misstatements in a timely manner, (iv) a lack of controls related to inventory valuation, (v) a lack of design and operating effectiveness of general information technology controls (GITC) for information systems that are relevant to the preparation of the consolidated financial statements and (vi) a failure to implement sufficient monitoring controls ensuring that corrective action is taken when implemented controls do not operate as designed.

Remediation Plans

In 2022, we began taking actions to remediate the deficiencies in our internal controls over financial reporting by starting to implement additional processes and controls designed to address the underlying causes associated with the above-mentioned material weaknesses. Furthermore, the following previously disclosed material weakness in our internal controls over financial reporting was fully remediated:

•	A lack of effective communication and information flows which allows the accounting department to be aware of details of relevant material transactions/ agreements.

We achieved remediation by establishing regularly meetings with the accounting department and the sales team to ensure effective communication and information flows regarding all commercial aspects of key customer contracts. Future planned refinements include the implementation of a contract management tool which allows for a more structured contract management. In addition, we are in the process of updating our sales process to promote a closer collaboration of all relevant departments at an early stage of negotiations with a potential customer.

Our management is committed to finalizing the remediation of the material weaknesses during 2023. Our internal control remediation efforts include the following:

•

We hired additional resources to support our accounting and financial reporting functions in Germany and the United States (US), including a Head of Accounting Principles, a SOX Manager and a Head of Accounting in the US, who each have the requisite background and knowledge in the application of IFRS. We will continue to hire additional personnel with IFRS knowledge and additional resources with an appropriate level of SEC reporting experience in fiscal 2023. During fiscal year 2022, we hired external consultants dedicated to managing complex accounting topics with experience in IFRS who will continue to support our accounting and financial reporting functions in fiscal year 2023.

•	The key components of our remediation plans in fiscal 2023 are as follows:

•

Enhance the execution of our risk assessment activities by evaluating whether the design of our internal controls appropriately addresses the risks in our business processes and changes in the business (including changes to people, processes and systems) that could impact our system of internal controls

•

Review our current processes, procedures and systems to identify opportunities to enhance the design of each process and to design and implement additional control activities that can prevent material misstatements

•

Develop and roll-out a process to manage the valuation of inventory in combination with quarterly meetings with all stakeholders to agree on production and forecasts. Design and implement controls that address the valuation of inventory, including control activities associated with the review of data used and the appropriateness of the assumptions and methodology used to determine the net realizable value

•	Create greater awareness and continuously improve the system of internal control over financial reporting by:

•	Investment in a state-of-the-art governance, risk, and compliance tool (SAP GRC Process Control) to support internal controls over financial reporting on the software / IT side.

•	Implementing LucaNet, a consolidation and planning platform, to support financial statement closing and reporting.

•	Establishing a internal controls manual (including communication and training) and continuous monitoring of defined controls.

•	Establishment of a global ethics hotline.

•

We finalized the implementation of SAP ERP S4/HANA for the German and U.S. group companies in April 2022 and initiated a project to formalize policies and procedures and finalize the design and implementation of internal controls relating to GITCs for our IT systems.

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

Changes in Internal Control over Financial Reporting

As described above, we implemented and initiated a number of changes to our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or are reasonably likely to materially affect, internal control over financial reporting as part of the remediation measures.

Although we are actively working towards the remediation of the remaining material weaknesses in our internal controls over financial reporting, we will not be in a position to remediate all material weaknesses until the necessary controls have been fully implemented and are operating effectively. Our management is committed to executing the remediation plans described above.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG AG Wirtschaftsprüfungsgesellschaft, Munich, Germany (PCAOB ID: 1021) (“KPMG”) has served as our principal accountant for the years ended December 31, 2022 and 2021 for which audited consolidated financial statements appear in this Annual Report.
Set forth below are the total fees incurred on a consolidated basis, by KPMG, and affiliates for providing audit and other professional services in each of the last two years:

	For the year ended December 31,
	2022	2021
	(in € million)
Audit Fees	1,136	1,255
Total	1,136	1,255
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
The significant differences between the corporate governance practices that we follow and those set forth in the Nasdaq stock market rules are described below:

•
Distribution of Annual and Interim Reports
. Nasdaq Listing Rule 5250(d) requires that annual and interim reports be distributed or made available to shareholders within a reasonable period of time following filing with the SEC. Consistent with applicable rules and regulations in Germany, we do not distribute annual and interim reports automatically to shareholders. Instead, our annual and interim reports are available to shareholders on our website and delivery of printed versions thereof can be requested online. Furthermore, our annual and interim reports are also filed with the German Company Register (
Unternehmensregister
).

•
Independent Directors
. Nasdaq Listing Rule 5605(b)(1) requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent. The rules of procedure of our supervisory board provide that the supervisory board shall have a sufficient number of independent members within the meaning of the German Corporate Governance Code. The supervisory board has determined that a majority of the current members of our supervisory board are independent.

•
Executive Sessions
. Nasdaq Listing Rule 5605(b)(2) requires that independent directors have regularly scheduled meetings during which only independent directors are present. German law does not require executive sessions of independent directors. However, German law provides that the supervisory board shall hold at least two meetings per calendar half-year. Additionally, where supervisory board members are subject to conflicts of interest, they generally must refrain from taking part in deliberations and voting.

•
Audit Committee Responsibilities and Authority
. Nasdaq Listing Rule 5605(c)(1) requires companies to adopt a formal written audit committee charter specifying certain audit committee responsibilities. Pursuant to the German Stock Corporation Act, independent auditors are elected at the shareholders’ meeting, instead of being appointed by the audit committee. Also pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board, together with our management board, and in some cases, our shareholders, are responsible for the final approval of the audited financial statements and our supervisory board as a whole is responsible for many of the same functions that Nasdaq requires of an audit committee under its rules.

•
Proxy Solicitation
. Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. Under German law, there is no requirement for companies to solicit proxies in connection with a meeting of shareholders. Shareholders have the right to exercise their voting rights in the shareholders’ meeting through proxies appointed by them in writing. The proxies appointed by us are obligated to vote only in accordance with the instructions of the represented shareholder.

•
Quorum
. Nasdaq Listing Rule 5605(c) provides that the minimum quorum requirement for a meeting of shareholders is 331/3% of the outstanding ordinary shares. Neither German law nor our articles of association provide for a minimum participation for a quorum for our shareholders’ meetings.

•	Shareholder Approval . Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:

•	acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power;

•	entering into any change of control transaction;

•	establishing or materially amending any equity compensation arrangement; and

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

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under this Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS.

Exhibits	Description

1.1*	Articles of Association of Mynaric AG (translated into English), dated August 16, 2022

1.2

Rules of Procedure of the Management Board of Mynaric AG (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 29, 2022)

1.3

Rules of Procedure of the Supervisory Board of Mynaric AG (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 29, 2021)

2.1

Form of Deposit Agreement between the registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

2.2

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

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

4.5*	Mynaric AG, Stock Option Program 2022

4.6

Business Opportunity Agreement, dated October 21, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

4.7*†	Credit Agreement entered into by and between Mynaric USA Inc., Mynaric AG, CO FINANCE II LVS I LLC, CO FINANCE LVS XL LLC and Alter Domus (US) LLC, dated as of April 25, 2023

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 6, 2022)

12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibits	Description

12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document

101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document

101.LAB*	Inline XBRL Taxonomy Label Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYNARIC AG

By:	/s/ Emin Bulent Altan
	Name:	Emin Bulent Altan
	Title:	Co-Chief Executive Officer

By:	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

Date: May 1, 2023

MYNARIC AG

F-
1

REPORT OF INDEPEN
DE
NT REGISTERED PUBLIC ACCOUNTING FIRM
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Mynaric AG and subsidiaries (the Company) as of December
31
, 2022 and 2021, the related consolidated statements of profit/loss and other comprehensive income/loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern
.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
We have served as the Company’s auditor since 2020
Munich, Germany
May 1, 2023

F-2

Consolidated statements of profit/loss and other comprehensive income/loss for the years ended December 31, 2022, 2021 and 2020

€ thousand	Note	2022	2021	2020
Revenue	6.	4,422	2,355	679
Other operating income	7.	2,376	435	295
Cost of materials	8.	(15,434)	(10,624)	(6,221)
of which capitalized costs 2022: (689) ; 2021: (1,995) ; 2020: (4,073)
Personnel costs	9.	(37,410)	(23,365)	(16,834)
of which capitalized costs 2022: (665) ; 2021: (1,906) ; 2020: (3,921)
Depreciation, amortisation and impairment	10.	(7,989)	(4,518)	(1,843)
of which capitalized costs 2022: (112) ; 2021: (287) ; 2020: (802)
Other operating costs	11.	(22,082)	(11,830)	(5,345)
of which capitalized costs 2022: (101) ; 2021: (427) ; 2020: (579)
Change in inventories of finished goods and work in progress	12.	760	568	637
Own work capitalized	13.	1,567	4,615	9,375

Operating profit/(loss)		(73,790)	(42,364)	(19,257)

Interest and similar income		0	0	18
Interest and similar expenses	14.	(2,545)	(2,148)	0
Net foreign exchange gain / (loss)	14.	2,574	826	(531)

Net finance income/(costs)		29	(1,322)	(513)

Share of profit of equity-accounted investees, net of tax	20.	(45)	0	0

Profit/(loss) before tax		(73,806)	(43,686)	(19,770)

Income tax expense		24	(1,791)	0

Consolidated net profit/(loss)		(73,782)	(45,477)	(19,770)

Other comprehensive income/(loss)
Items which may be subsequently reclassified to profit and loss
Foreign operations – foreign currency translation differences		(411)	(498)	367

Other comprehensive income/(loss) for the period after tax		(411)	(498)	367

Total comprehensive (loss) for the period		(74,193)	(45,975)	(19,403)

Weighted average ordinary shares outstanding (basic and diluted)		5,435,839	4,250,134	3,349,403
Basic and diluted loss per share in EUR		(13.57)	(10.70)	(5.90)
The accompanying notes are an integral part of these consolidated financial statements.

F-
3

Consolidated statements of financial position as of December 31, 2022 and 2021

€ thousand	Note	12/31/2022	12/31/2021
ASSETS
Non-current assets
Intangible assets	17.	18,058	19,969
Right-of-use assets	19.	8,782	8,827
Property, plant and equipment	18.	22,309	16,768
Equity-accounted investees	20.	355	0
Other non-current financial assets	23.	449	411

Total Non-current assets		49,953	45,975

Current assets
Inventories	21.	13,348	8,399
Trade receivables	22.	1,101	0
Other financial and non-financial assets	23.	5,681	5,512
Cash and cash equivalents	24.	10,238	48,143

Total current assets		30,368	62,054

TOTAL ASSETS		80,321	108,029

EQUITY AND LIABILITIES	Note	12/31/2022	12/31/2021
Equity
Share capital	25.	5,668	5,243
Capital reserve	25.	189,269	172,622
Accumulated deficit		(166,549)	(92,767)
Accumulated other comprehensive income/(loss)	25.	(595)	(184)

TOTAL EQUITY		27,793	84,914

Non-current liabilities
Provisions	26.	217	211
Non-current lease liabilities	31.	7,087	7,389
Other financial liabilities	29.	249	0
Deferred tax liability	15.	1,766	1,791

Total non-current liabilities		9,319	9,391

Current liabilities
Provisions	26.	723	1,023
Current lease liabilities	32.	1,855	1,638
Trade and other payables	28.	9,238	8,396
Contract liabilities	27.	205	307
Other financial liabilities	29.	14,530	37
Other non-financial liabilities	30.	16,658	2,323

Total current liabilities		43,209	13,724

Total liabilities		52,528	23,115

TOTAL EQUITY AND LIABILITIES		80,321	108,029

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

Consolidated statements of changes in equity
for the years ended December 31, 2022, 2021 and 2020

€ thousand	Share capital	Capital reserve	Prepaid share reserve	Accumulated deficit	Foreign currency translation differences	Total
Balance at January 1, 2020	2,904	46,409	0	(27,520)	(53)	21,740

Issue of ordinary shares	1,091	64,052	5,500			70,643
Share issue costs		(3,397)				(3,397)
Equity-settled share-based payments		1,125				1,125
Consolidated net profit/(loss)				(19,770)		(19,770)
Other comprehensive income/(loss)					367	367

Balance at December 31, 2020	3,995	108,189	5,500	(47,290)	314	70,708

Balance at January 1, 2021	3,995	108,189	5,500	(47,290)	314	70,708

Issue of ordinary shares	1,248	70,794	(5,500)			66,542
Share issue costs		(8,303)				(8,303)
Equity-settled share-based payments		1,942				1,942
Consolidated net profit/(loss)				(45,477)		(45,477)
Other comprehensive income/(loss)					(498)	(498)

Balance at December 31, 2021	5,243	172,622	0	(92,767)	(184)	84,914

Balance at January 1, 2022	5,243	172,622	0	(92,767)	(184)	84,914

Issue of ordinary shares	425	10,776				11,201
Share issue costs		(262)				(262)
Equity-settled share-based payments		6,133				6,133
Consolidated net profit/(loss)				(73,782)		(73,782)
Other comprehensive income/(loss)					(411)	(411)

Balance at December 31, 2022	5,668	189,269	0	(166,549)	(595)	27,793

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

Consolidated statements of cash flows
for the years ended December 31, 2022, 2021 and 2020

€ thousand	Note	2022	2021	2020
Cash flows from operating activities
Consolidated net profit/(loss)		(73,782)	(45,477)	(19,770)
Adjustments for:
Income tax expense	15.	(24)	1,791	0
Depreciation, amortization and impairment	10.	7,989	4,518	1,840
Loss from disposals of non-current assets		109	20	51
Interest and similar (income) and expenses, net	14.	2,545	2,148	(18)
Equity-settled share-based payment	9.	6,133	1,942	1,125
Share of profit of equity-accounted investees, net of tax	20.	45	0	0
Net foreign exchange (gain) / loss	14.	(2,574)	(826)	531
Changes in:
Inventories	21.	(4,958)	(3,167)	(4,032)
Trade receivables	22.	(1,120)	572	(589)
Other financial and non-financial assets	23.	(87)	(4,209)	(600)
Provisions	26.	(296)	14	683
Trade and other payables	28.	2,235	2,320	2,422
Contract liabilities	27.	(144)	(1,013)	1,209
Other financial liabilities	29.	(22)	0	0
Other non-financial liabilities	30.	13,737	1,941	213

Net cash from operating activities		(50,215)	(39,426)	(16,935)

Cash flows from investing activities
Acquisition of intangible assets	17.	(1,120)	(3,346)	(8,286)
Acquisition of property, plant and equipment	18.	(10,179)	(7,612)	(6,724)
Interest income received		0	0	83
Acquisition of equity-accounted investees	20.	(400)	0	0

Net cash used in investing activities		(11,699)	(10,958)	(14,927)

Cash flows from financing activities
Proceeds from issue of share capital	25.	11,201	66,542	65,143
Share issue costs	25.	(262)	(8,303)	(3,397)
Proceeds from issue of convertible notes		0	0	5,000
Proceeds from loans and borrowings	31.	13,529	7,500	2,500
Transaction costs related to loans and borrowings	31.	(450)	(450)	(188)
Repayments of loans and borrowings	31.	(96)	(7,500)	(2,500)
Payments of lease liabilities	31.	(1,713)	(1,056)	(675)
Interest expenses paid	14.	(241)	(1,931)	(368)
Proceeds from other financial assets		0	0	742

Net cash from financing activities		21,968	54,802	66,257

Net increase/decrease in cash and cash equivalents	24.	(39,946)	4,418	34,395

Cash and cash equivalents at January 1		48,143	43,198	8,914
Effects of movements in exchange rates on cash and cash equivalents		2,041	527	(111)

Cash and cash equivalents at December 31	24.	10,238	48,143	43,198

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Mynaric AG, Gilching
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information
Mynaric AG registered in Commercial Register at Munich Local Court (Reg. No. HRB 232763), has its registered office at Dornierstraße 19 in 82205 Gilching, Germany, and together with its consolidated subsidiaries is referred to herein as the “Company” or “Group”. The objective of the Company is the development, manufacture and sale of laser communication network equipment, software, systems, and solutions, particularly for aerospace applications and related products. The Company engages primarily in the manufacturing and sale of products and projects, and in the provision of services related to laser technology, particularly for applications in aerospace, and satellite services.

2.	Basis of Accounting
The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”). These consolidated financial statements have been authorized for issue by the Company’s supervisory board on April
30
, 2023.
The consolidated financial statements are presented in euro (€). Rounding differences may result in differences in amounts and percentages.
The consolidated statements of profit and loss were prepared using the nature of expense method.
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
For the year ended December 31, 2022, the Company recognized a net loss of €73.8 million. The Company’s net current assets as of December 31, 2022, were
€-12.8 million.
As of the date of the authorization of these consolidated financial statements the Group has €51.8 million in cash and cash equivalents.
Management has planned for significant increases in revenue and cash flows in fiscal years 2023 and 2024 as it ramps up its commercial production of CONDOR and HAWK terminals. While a significant portion of the revenue planned for fiscal 2023 is contractually committed, significant amounts of the revenue planned for fiscal 2024 are not contractually committed and are based on management’s expectations regarding the outcome of major public project tenders and negotiations with potential or existing customers. Management is actively pursuing multiple commercial opportunities to sell its CONDOR and HAWK terminals to a strongly expanding customer base. To realize these planned increases in revenue, the Group will need to make additional investments in property, plant and equipment and development and refinement of its products which will require additional sources of liquidity and financing.
On April 25, 2023, the Group entered into debt and equity agreements with different investment companies. From those agreements the Group obtained additional debt in the amount $75.0 million
and equity financing in the amount of
€12.4 million. For further details refer to Note 37 (“Events after the reporting date”).
Based on the Group’s liquidity position on April
30
, 2023, and management’s forecast of sources and uses of cash and cash equivalents, management believes that it has sufficient liquidity to finance its operations over at least the next twelve months from the date of authorization of these consolidated financial statements. However, there can be no assurance that the revenues and the corresponding customer payments will be generated in the amount as expected or at the time needed. A shortfall of revenues and of the corresponding customer payments compared to the budget could require additional external financing to meet its current operational planning. In such a situation, if the Group should be unable to obtain such additional financing or take other timely actions in response to such circumstances, for example significantly curtailing its current operational budget in 2024, it may be unable to continue as a going concern.

F-
7

As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.
These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

3.	Basis of Consolidation and Accounting Policies

3.1.	Basis of Consolidation
The consolidated financial statements include the financial statements of Mynaric AG and its subsidiaries as of December 31, 2022, and 2021 and for years ended December 31, 2022, 2021 and 2020, and were prepared using accounting policies applied consistently. Subsidiaries are the entities directly or indirectly controlled by Mynaric AG. An entity is controlled when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
Any intragroup balances, income and expenses, unrealized gains and losses, and dividends from intragroup transactions are eliminated.
Set out below is the list of consolidated subsidiaries:

Company name	Shareholding in %	Consolidation
Mynaric Lasercom GmbH, Gilching	100.0	fully consolidated
Mynaric Systems GmbH, Gilching	100.0	fully consolidated
Mynaric USA, Inc., Los Angeles, USA	100.0	fully consolidated
Mynaric Government Solutions, Inc., Arlingtion, USA 1	100.0	fully consolidated

1	Mynaric Government Solutions, Inc. was established on April 28, 2022.

3.2.	Accounting Policies

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
In accordance with IFRS 15 (Revenue from Contracts with Customers), revenue is recognized when control over distinct goods or services are transferred to a customer, i.e., when the customer has the ability to direct the use of, and obtains substantially all of the remaining benefits from, the transferred goods or services. A prerequisite for this is that an arrangement exists with enforceable rights and obligations and that, among other things, it is probable that the entity will collect the consideration, considering the customer’s credit standing.

F-
8

Revenue is generally recognized with a customer at the level of the individual contract unless the prerequisites for combining contracts are met. The rules set out in IFRS 15 are applied consistently to similarly structured contracts and under similar circumstances. The Group generated revenue from the sale of goods and provision of services. In addition, revenue is recognized when the underlying contract is terminated due to customer default in accordance with IFRS 15.15 b).
If a contract involves multiple distinct goods or services, the transaction price is allocated across the performance obligations based on the relative stand-alone selling prices. If stand-alone selling prices are not directly observable, they are estimated using the amounts that depicts the amount of consideration to which the Company expects to be entitled in the exchange for the goods or services promised to the customer. For each performance obligation, revenue is recognized either at a point in time or over time.
Revenue recognition over time is required if the customer simultaneously receives and consumes the benefits provided by the Company’s performance, the Company creates or enhances an asset that is controlled by the customer, or the Company creates an asset without an alternative use to the Company and simultaneously has an enforceable right to payment for performance completed.
The Company generates revenue from:

•	the sale of laser communication terminals

•	the provision of services (training, support and other services)
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies.

Type of product/service	Nature and timing of satisfaction of performance obligation including significant payment terms	Revenue recognition policies
Sale of products	Customers obtain control of the laser terminals when the goods are delivered and accepted by the customer. Invoices are generated at that point in time. Invoices are usually payable within 10 to 60 days.
Revenue is recognized at point in time when the customer obtains control over the good. Generally, this happens, when the good is delivered at the place agreed in the customer agreement.
Advances received are presented as contract liabilities.

Training, support and other services	The Company provides training, support and other services to its customers. The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. Invoices for these services are either issued based on the agreed payment plan of the respective contract or after the completion of the services. Invoices are usually payable within 30 days.	Revenue is recognized over time based on the cost-to-cost method unless they are not relevant for satisfaction of performance obligation. Advances received are included in contract liabilities.

c)	Government Grants
The Company has received various government grants related to innovation projects encouraged by governmental authorities which generally reimburse a specified amount or proportion of the costs related to such projects. These grants are received or receivable in exchange for past and / or future compliance with conditions specified plan or program under which they were given the respective governmental authority, and, accordingly, they are accounted for as government grants under IAS 20. Government grants related to capitalized assets are recognized on the date on which the conditions for receipt of the grant are met and are deducted from the carrying amount of the respective assets.
Government grants related to expenses incurred by the Group are recognized in profit or loss as other operating income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

F-
9

d)	Financial Result
The financial result includes the net income/expense from other financial expenses arising from liabilities and the result from remeasurement of foreign currency transactions in their respective functional currencies. Interest expenses are recognized in profit or loss, using the effective interest method.
Borrowing costs are expensed directly when incurred unless they are directly attributable to the acquisition, construction, or production of a qualifying asset and therefore form part of the cost of that asset.

e)	Intangible Assets
Intangible assets are measured at cost upon initial recognition. In subsequent periods, intangible assets are recognized at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis. The estimated (remaining) useful lives as well as the amortization method are subject to annual reviews. If necessary, adjustments due to changes of the expected useful life or of the amortization method are accounted for prospectively as changes in accounting estimates. Intangible assets with indefinite useful lives or intangible assets not yet available for use are not amortized; however, they are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired based on the individual asset or on the level of the related cash-generating unit.
Intangible assets include purchased software and licenses as well as capitalized development expenses. Purchased software and licenses are amortized on a straight-line basis over their expected useful life of three to five years.
In accordance with IAS 38 (Intangible Assets), expenses incurred during the research and development phase must be accounted for separately. Research is defined as original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Such costs are expensed in the period incurred. Development is defined as the technical and commercial implementation of research findings.
In accordance with IAS 38, development costs must be capitalized if the criteria set out in IAS 38.57 are fulfilled. The Company starts to capitalize costs when management board approval is obtained. The approval is only provided when it is ensured that adequate technical, financial and other resources are available to complete the project and that the Company intends to complete and use the intangible asset. Furthermore, prior to approval, the development project leader provides the management board with an overview of the future economic benefits based on external market studies and internal analysis, as well as the documentation of technical feasibility. The Company has an R&D controlling system in place which enables management to determine expenditures attributable to specific technologies during their development.
The Company capitalizes costs for the development of a technology until the time that development of such technology is completed. The capitalized development costs are amortized on a straight-line basis over the economic useful life of 15 years based on the expected useful life of such technology. Amortization of capitalized development costs commences upon completion of the development project (technology). Amortization expense resulting from capitalized development costs is reported in the statement of profit or loss under depreciation and amortization.

f)	Property, Plant and Equipment
Property, plant, and equipment are recognized at cost, and also includes capitalized borrowing costs, less any accumulated depreciation and impairment losses, if any. Depreciation is recognized on a straight-line basis. The depreciation period is based on the expected useful life of each respective asset. The underlying useful life is three years for computer hardware, and ranges between three
and 14 years for machinery, furniture, fixtures, and office equipment, as well as leasehold improvements.
The useful lives, residual values, and depreciation methods for property, plant, and equipment are reviewed periodically and adjusted prospectively, if necessary, to ensure that the depreciation method and depreciation period reflect the expected economic benefit of the assets.

g)	Interests in equity-accounted investees
The Group’s interests in equity-accounted investees comprise interests in associates and a joint venture.

F-
10

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

h)	Impairment of Non-current Non-financial Assets
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
The FVLCOD and the value in use is based on the estimated future cash flows of the cash-generating unit, discounted to their present value using a risk-adjusted pre-tax
interest rate. The future cash flows are determined based on the long-term planning approved by the management as applicable as of the date when the impairment test is conducted.
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
Write-downs to the lower net realizable values primarily consider inventory risks resulting from turnover period and reduced recoverability. Write-downs are reversed if the reasons that resulted in the impairment of inventories no longer exist.

j)	Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. This includes both primary financial instruments (such as trade receivables and payables as well as other receivables and payables) and derivative financial instruments such as foreign exchange contracts.
Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at Fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

F-1
1

j)	i) Financial Assets
On initial recognition, a financial asset is classified as measured at:

•	AC – amortised cost

•	FVOCI – debt investment and equity investment

•	FVTPL – Fair value through profit or loss
Currently, no financial assets are classified as FVOCI. The classification is made on initial recognition and the financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
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
Derivative Financial Instruments
Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.
Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.
Impairment of Financial Assets
The Company holds the following instruments as financial assets that are subject to the credit loss model in accordance with IFRS 9:

•	Trade receivables

•	Other financial assets

•	Cash and cash equivalents
The Company also recognizes loss allowances for expected credit losses (“ECL”) on lease receivables, which are disclosed as part of trade and other receivables
The general impairment methodology follows a three-stage approach based on the change in credit quality of financial assets since initial recognition (general approach). At initial recognition, debt instruments are assumed to have a low credit risk, for which a loss allowance for
12-months
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

F-1
2

Impairment losses, including reversals of impairment losses or impairment gains, are presented as other income, net in the consolidated statement of profit and comprehensive income.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

j)	ii) Financial Liabilities
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
This category also comprises any concluded derivative financial instruments that are not designated as hedging instruments as part of hedging relationships in accordance with IFRS 9. Embedded derivatives that are separated from the host contract are also classified as held for trading, except for derivatives that have been designated as hedging instruments and are determined to be effective as such.
Gains or losses on financial liabilities held for trading are recognized in profit or loss.
The classification of financial liabilities as measured at fair value through profit or loss is made upon initial recognition if the criteria pursuant to IFRS 9 are met. The Company does not have any financial liabilities that are measured at fair value through profit or loss.
Financial liabilities measured at amortized cost (“FLAC”)
This category comprises trade payables, other liabilities, and loans. Subsequent to initial recognition, interest-bearing loans are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and otherwise through the amortization process based on the effective interest method.
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
Income taxes are comprised of current and deferred taxes. Current and deferred taxes are recognized in profit or loss to the extent that they do not relate to items recorded in equity or other comprehensive income.
Current taxes
The expected income tax liabilities or receivables arising as a result of the taxable profit in each applicable tax jurisdiction, taking into account applicable tax rules and regulations, are recognized as current taxes. The tax rates applicable as of the reporting date are used for measurement. All necessary adjustments to tax liabilities or tax assets from prior periods are also considered.

F-1
3

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
Current and deferred income taxes for 2022 were determined using the applicable tax rates. The Company applies a tax rate of 27.725% to calculate deferred taxes for Mynaric AG and its German subsidiaries. This combined income tax rate comprises 15% corporation tax plus 5.5% solidarity surcharge thereon as well as 11.9% trade tax.
Deferred tax assets and liabilities are offset if the deferred taxes refer to income taxes levied by the same taxation authority and if the current taxes are offset against each other.
Changes in deferred tax assets and liabilities are generally recognized through profit and loss, except for changes recognized in other comprehensive income or directly in equity.

l)	Share issue costs
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from the capital reserve.

m)	Equity-settled share-based payment
The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For equity-settled share-based payments awards with non-vesting conditions, the grant-date fair value of the equity-settled share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

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

F-1
4

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

p)	i) The Company as lessee
The Company presents all leases on the face of the statement of financial position with the exception of short-term leases and leases for low-value
assets. It recognizes liabilities for lease payments to be made and right-of-use
assets for the right to use the underlying asset.
Right-of-use
assets
The Company recognizes
right-of-use
assets as of the commencement date (i.e., the date on which the underlying leased asset is available for use).
Right-of-use
assets are measured at cost less accumulated depreciation and accumulated impairment losses, if any, and adjusted for any remeasurement of the lease liabilities. The cost of the right-of-use
assets correspond to the associated lease liabilities, plus any restoration costs, less any initial direct costs as well as the lease payments made at or before the commencement date, less any lease incentives received.
Right-of-use
assets are depreciated on a straight-line basis over the shorter of the lease term and expected useful life of the leased asset, as
follows:

•	Real estate – 3 to 10 years

•	Other leases – 3 to 5 years
If the group is certain to exercise a purchase option, the
right-of-use
asset is depreciated over the underlying asset’s useful life, as follows:

•	Other leases – 10 to 15 years
If ownership of the leased asset is transferred to the Company at the end of the lease term or the exercise of a purchase option is considered in the determination of the cost, depreciation is determined based on the expected useful life of the leased asset. In addition, right-of-use
assets are subject to impairment testing in the same manner as property, plant and equipment described in note 3.2 h).
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
The Company uses the interest rate implicit in the lease, if known to the Company, for the calculation of the present value of the lease payments. In the case of leases for which this interest rate is unknown, the Company applies its incremental borrowing rate as of the commencement date. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment. After the commencement date, the lease payment is split into a principal and interest portion with the liability being reduced for the principal portion and the interest is recorded in the consolidated statement of profit and loss and other comprehensive income. In addition, the carrying amount of the lease liabilities is remeasured to reflect any modifications to the lease, changes in the lease term, changes in the lease payments (e.g., changes of future

F-1
5

lease payments following a change in the index or rate used to determine these payments), or changes in the assessment of an option to purchase the underlying asset.
Short-term leases and leases for
low-value
assets
The Company applies the practical expedient for its short-term leases for real estate and other operating equipment (i.e., leases with a term of not more than 12 months from the commencement date and that do not include a purchase option). With respect to leases for office equipment deemed as being of low value, the Company also applies the exemption provided for leases for low-value
assets. Lease payments for short-term leases and for leases for low-value
assets are recognized as an expense on a straight-line basis over the lease term.

p)	ii) The Company as a lessor
At inception or on modification of a contract with customer that contains a lease component, the Company allocates the consideration in the contract to each lease component based on their relative standalone prices.
The Company recognizes payments received related to lease under operating leases as income on a straight-line basis over the lease term as part of other operating income.

3.3.	Changes in accounting policies

a)	Newly issued financial reporting standards and interpretations
The International Accounting Standards Board (IASB) and the IFRS Interpretation Committee (IC) amended the following standards and interpretations that must be applied for the fiscal year 2022 from January 1, 2022:

•	Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37

•	Annual Improvements to IFRS Standards 2018 – 2020 (IFRS 9, IFRS 16, IFRS 1, IAS 41)
The Group has adopted all the foregoing amendments in 2022, none of which had a significant impact on the consolidated financial statements.

b)	Newly issued financial reporting rules that have not yet been applied
The IASB has issued standards, interpretations, and amendments to existing standards whose application is not yet required, or which must be applied only in subsequent reporting periods, respectively, and which have not been applied early by the Company.

Date of application
IFRS 17 Insurance Contracts	Jan. 1, 2023
Classification of Liabilities as Current or Non-current – Amendments to IAS 1	Jan. 1, 2024
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2	Jan. 1, 2023
Definition of Accounting Estimates – Amendments to IAS 8	Jan. 1, 2023
Initial Application of IFRS 17 and IFRS 9 – Comparative Information (Amendment to IFRS 17)	Jan. 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12	Jan. 1, 2023
The Company is currently analyzing the effects of the new or revised financial reporting standards listed above but does not expect any material effects resulting from application of the revised standards to the Company.

4.	Material judgments, estimates and assumptions
The preparation of the consolidated financial statements requires the Management Board to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported for assets, liabilities, income, and expenses. The most significant of these are described below.

F-1
6

Actual results may differ from these estimates.
Estimates and underlying assumptions are continuously reviewed. Revisions of estimates are accounted for on a prospective basis.

4.1.	Management Judgments
Information on management judgments made in the application of accounting policies that most significantly affect the amounts recognized in the financial statements are set out in the following disclosures:

a)	Leases
The Company determines the lease term based on the
non-cancelable
period, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option. The Company has entered into several leases that include extension options and makes judgments when assessing whether it is reasonably certain that the option to extend or terminate the lease will or will not be exercised. All relevant factors representing an economic incentive to exercise the extension option are taken into consideration. No extension options have been included in the lease term of significant facilities being leased given the current management’s expectation of the Company’s future use. Had lease extension options been included, the amount of right of use assets and lease liabilities recorded on the statement of financial position would have been significantly higher.
Please refer to Note 19.
Right-of-use
Assets for details on the potential future lease payments for periods after the exercise date of the extension options that are not taken into consideration in the lease term.

b)	Litigation risks and governmental proceedings
Legal proceedings and government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises material judgment in determining the litigation risks, based on the assessment from internal and external lawyers.

c)	Revenue recognition
The Group has recognized revenue according to IFRS 15.15 b) for prepayments, which related to contracts terminated for default. These payments are assessed as non-refundable.
However, there is a risk that the payments might need to be refunded.

4.2.	Estimates and Assumptions
Information about assumptions and estimation uncertainty as of December 31, 2022, that have a significant risk of resulting in a material adjustment to the carrying amounts of the reported assets and liabilities during the next fiscal year are discussed below:

a)	Recognition of deferred tax assets
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

b)	Useful life of capitalized development costs
The expected useful life of 15 years for the capitalized Air and Space technologies based on an internal assumption of the Group. The useful life is determined on the basis of the length of the expected marketability of the products, customer requirements regarding the ability to deliver the corresponding products, which is up to 11 years for existing customer contracts, and the relatively high market entry barriers for competitors. These assumptions are assessed annually.

F-1
7

c)	Impairment of capitalized development costs
Capitalized development costs are assessed at least annually, for indications of impairment. The impairment tests require estimates to be made in order to determine the recoverable amount of a cash-generating unit. Assumptions must be made regarding future cash inflows and outflows both in the planning period as well as for the periods thereafter. In particular, the future revenues, costs and expenditures are based on the long-term corporate planning. Also, market- and company-specific discount rates, expected growth rates and exchange rates are estimated. If the actual amounts deviate from the estimated amount an impairment might be needed in future periods. Based on the impairment tests performed in 2022, the recoverable amounts significantly exceed the net assets of the tested cash-generating units. Refer to Note 17 for further information on the assumptions used.

d)	Inventories
Write-downs of inventories are measured based on the inventory days on hand and on the estimated net realizable value (expected proceeds less estimated costs incurred until completion and the estimated selling expenses necessary to make the sale). The net realizable value is estimated based on the management’s decision and expectation regarding the pricing and the future marketability of the different CONDOR and HAWK product variants. Future utilizations, actual proceeds, and costs still to be incurred may deviate from anticipated amounts, which might lead to additional write-downs in future periods.

e)	Share-based payment
The determination of the fair value of the share-based payments is dependent on factual fluctuations of personnel in the future, which might vary from the expected ones used to estimate the amounts. The deviation from the estimated fluctuation would lead to an adjustment of the amount recognized
in the capital reserve. Please refer to Note 11. Share-based payments for more information.

5.	Segment reporting and information on geographical areas
In accordance with IFRS 8 (Operating Segments), the Company’s operating segments are based on the management approach. Accordingly, segments must be classified and disclosures for these segments must be made based on the criteria used internally by the chief operating decision maker (CODM) for the allocation of resources and the evaluation of performance by the components of the entity. The CODM is the Management Board (refer to Note 36) collectively which allocates resources and evaluates segment performance based on the Management Board reports submitted to it. The segment reporting below was prepared in accordance with this definition. The CODM uses Operating profit/loss as the primary profitability measure to evaluate performance of the Company’s operating segments.
The Air segment includes the Company’s HAWK AIR terminals and related services. The Space segment includes the Company’s CONDOR terminals and related services.

	For the year ended December 31, 2022
€ thousand	Air	Space	Not allocated		Group
Revenue	1,384	3,038	0		4,422
Operating profit/loss	-20,929	-46,773	-6,088	2	-73,790
Interest and similar expenses					-2,545
Net foreign currency gain / (loss)					2,574
Net finance costs					29
Share of profit of equity-accounted investees, net of tax					-45
Profit/loss before tax					-73,806
Income tax expense					24
Consolidated net profit/loss					-73,782

2
Including costs for the D&O insurance related the stock listing (€4,715 thousand), the audit of the financial statements (€951 thousand) as well as Supervisory Board remuneration (€422 thousand) which are not directly incremental.

F-1
8

	For the year ended December 31, 2021
€ thousand	Air	Space	Not allocated		Group
Revenue	0	2.355	0		2.355
Operating profit/loss	-10,793	-30,082	-1,489	3	-42,364
Interest and similar expenses					-2,148
Net foreign currency gain / (loss)					826
Net finance costs					-1,322
Profit/loss before tax					-43,686
Income tax expense					-1,791
Consolidated net profit/loss					-45,477

3	Including IPO-related costs (€682 thousand), costs for audit of the financial statements (€538 thousand) and Supervisory Board remuneration (€269 thousand) which are not directly incremental.

	For the year ended December 31, 2020
€ thousand	Air	Space	Not allocated		Group
Revenue	589	90	0		679
Operating profit/loss	-6,423	-12,391	-443	4	-19,257
Interest and similar income					18
Net foreign currency gain / (loss)					-531
Net finance costs					-513
Profit/loss before tax					-19,770
Income tax expense					0
Consolidated net profit/loss					-19,770

4	Including costs for the audit of the financial statements (€313 thousand) as well as Supervisory Board remuneration (€130 thousand).
For the year ended December 31, 2022, expenses related to the write offs of inventories have been recognized for the Segment Space in the amount of €5,982 thousand (2021: €2,501 thousand, 2020: €0 thousand). For the year ended December 31, 2022, expenses related to the write offs of inventories have been recognized for the Segment Air in the amount of €1,500 thousand (2021: €0 thousand, 2020: €120 thousand).
For the year ended December 31, 2022, an impairment was recognized in the amount of €1,531 thousand (2021: €0, 2020: €0) related to capitalized development costs in the segment Space (refer to Note 17).
With respect to the information on geographical regions, revenue is allocated to the countries based on the country of destination of the respective customer;
non-current
assets are allocated to the location of the respective asset.
Revenue can be broken down by country as follows:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
USA	4,422	2,355	467
Canada	0	0	122
Belgium	0	0	90
Total	4,422	2,355	679
Non-current
assets can be broken down by country as follows:

€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Germany
Intangible assets	18,058	19,969	17,884
Property, plant, and equipment	18,589	14,490	9,849
Right-of-use assets	6,447	6,053	6,886
Germany, total	43,094	40,512	34,619
USA
Property, plant, and equipment	3,720	2,278	226
Right-of-use assets	2,335	2,774	1,056
USA, total	6,055	5,052	1,282
Total	49,149	45,564	35,901

9

6.	Revenue
Revenues from contracts with customers refer to the delivery of goods or the provision of services. They are recognized both at a point in time and, partially, over time. The deliveries comprise the sales of HAWK and CONDOR terminals. Services mainly consist of the provision of development and training services relating to the laser terminals manufactured by the Company.
Revenue is broken down as follows:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Products	1,783	554	559
Services	0	1,801	120
Operating lease income	50	0	0
Other	2,589	0	0
Total	4,422	2,355	679
One customer breeched two contracts and therefore, the Group terminated these contracts. The Group has received non-refundable
prepayments on these contracts during the years ended December 31, 2021, and 2022 in the amount of €2,589 thousand. This amount was recognized as revenue according to IFRS 15.15 b) in the year ended December 31, 2022.
Revenue recognized from contract liabilities which existed as of December 31, 2021, amounts to €211 thousand in fiscal 2022 (2021: €933 thousand, 2020: €0).
The Company makes use of the exemption according to IFRS 15.122 regarding the disclosure of the expected revenues for outstanding performance obligations as of December 31, 2022, as all revenues will be recognized within one year.

7.	Other operating income
The following table shows the breakdown of the other operating income:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Income from grants	2,091	279	295
Income from the reversal of liabilities	0	90	0
Income from related parties	0	27	0
Other	285	39	0
Total	2,376	435	295

F-
20

8.	Cost of materials
The following table shows the breakdown of the cost of materials:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Raw materials and consumables used	13,007	7,736	4,715
Costs for services purchased	2,427	2,888	1,506
Total	15,434	10,624	6,221
Included in the cost of materials are write downs for the year ended December 31, 2022, in the amount of €5,601 thousand (2021: €2,039 thousand, 2020: €0).
The write-downs for the year ended December 31, 2022, refer to materials relevant for production of CONDOR Mk1, CONDOR Mk2 and CONDOR MEO. The write-downs for the year ended December 31, 2021, refer to materials relevant for production of CONDOR Mk1 and CONDOR Mk2. The corresponding raw materials were written down to their recoverable amount.

9.	Personnel Costs
The following table shows the breakdown of the personnel costs:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Wages and salaries	26,318	18,185	13,585
Share based payments	6,133	1,942	1,125
Social security contributions, pensions, and other employee benefits	4,959	3,238	2,124
Total	37,410	23,365	16,834
Under defined contribution pension plans, the Company paid contributions to governmental pension schemes for the year ended December 31, 2022, in the amount of €1,799 thousand (2021: €1,301 thousand, 2020: €872).

9.1.	Equity-settled share-based payment under Stock Option Plans
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
period.

F-2
1

Granting of stock options to Mr. Altan
In fiscal year 2019, a shareholder of Mynaric AG granted Mr. Altan, the Chief Executive Officer and a member of the management board of Mynaric AG, the right to acquire 56,700 shares of the Company from such shareholder at a price of €25.00 per share. The exercise of Mr. Altan’s option right was subject to a number of conditions, including Mr. Altan’s continued employment until December 31, 2019, with Mynaric AG and the successful exercise of option rights pursuant to separate option agreement under which the granting shareholder was an optionholder. All conditions under the option agreement with Mr. Altan were fulfilled in December 2020. Please refer to Note 32 a) Related party transactions for more information.
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
2022 Stock Option Plan
During the year ended December 31, 2022, the Company granted 108,000 stock options to selected employees under the 2022 Stock Option Plan. A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of five years after the expiration of the vesting period provided that the performance target has been achieved. The first performance target is linked to the absolute price performance of the Company shares during the vesting period. The second performance target relates to the achievement of ESG (Environment, Social, Governance) targets (Diversity target and employee engagement target, both measured on a company level). The share price performance target is weighted at 80% and the ESG performance target is weighted at 20%. The target achievement of both performance targets is between 0% and 100% which means that the number of exercisable options is adjusted based on the corresponding target achievement. Furthermore, the stock options can only be exercised to the extent that the maximum compensation of the respective beneficiary for the corresponding period is not exceeded which means that in case the maximum compensation would be exceeded, the number of exercisable options is reduced. A total of 40,000 options from the 2021 I tranche were waived by the beneficiary, which was compensated by granting of 33,000 new stock options from the 2022 I tranche. The waive and grant of new stock options was treated as replacement according to IFRS 2 and therefore as a modification within the meaning of IFRS 2. The fair value of the original grant and the new grant were both measured at the modification date and the incremental fair value (€ 58.378) of the new grant is recorded in P&L.
The stock option grants under the 2017, 2019 2020, 2021, 2022 Stock Option Plans, and the stock options granted to Mr. Altan by selected shareholders are classified and measured as equity-settled share-based payments in accordance with IFRS 2. Accordingly, the fair value is determined only once on the grant date. The determined expense must then be amortized over the vesting period.
The following table provides an overview of the outstanding, granted, forfeited, exercised, and expired options. The stock options granted in replacement for waiving claims from the stock options under the 2017 Stock Option Plan were accounted for in accordance with the IFRS 2 rules applicable for replacement plans.

F-2
2

The options changed as follows in fiscal year 2022 (Tranches 2019):

	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2019 VII	Tranche 2019 VIII	Tranche 2019 IX	Tranche 2019 X
Options outstanding as of Jan. 1, 2022	93,800	20,000	12,500	53,000	26,600	7,000	6,000	12,350	5,000	—
Options granted	—	—	—	—	—	—	—	—	—	2,500
Options forfeited	300	—	5,100	—	8,600	1,000	—	1,500	—	—
Options exercised	—	—	—	—	—	—	—	—	—	—
Options expired	—	—	—	—	—	—	—	—	—	—
Options outstanding as of Dec. 31, 2022	93,500	20,000	7,400	53,000	18,000	6,000	6,000	10,850	5,000	2,500
Options exercisable as of Dec. 31, 2022	—	—	—	—	—	—	—	—	—	—
The options changed as follows in fiscal year 2022 (Tranches 2020 - 2022):

	Tranche 2020 I	Tranche 2021 I		Tranche 2022 I	Tranche Altan
Options outstanding as of Jan. 1, 2022	14,000	100,000		—	56,700
Options granted	—	—		108,000	—
Options forfeited	—	—		—	—
Options exercised	—	—		—	—
Options expired	—	40,000	5	—	56,700
Options outstanding as of Dec. 31, 2022	14,000	60,000		108,000	—
Options exercisable as of Dec. 31, 2022	—	—		—	—
5
Note: A total of 40,000 options from the 2021 I tranche were waived, which was compensated for by the granting of 33,000 new options from the 2022 I tranche.
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
No options were exercised in during the year ended December 31, 2022. The table below shows the contractual terms of the respective tranches outstanding as of December 31, 2022.

F-2
3

Measurement model and inputs
The measurement of the existing stock option plans was based on the Monte Carlo Simulation model or the Binomial model, considering the terms and conditions for the options. The table below shows the inputs used for the model as of December 31, 2022.

	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche 2019 VII	Tranche 2019 VIII	Tranche 2019 IX	Tranche 2019 X	Tranche 2021 I	Tranche 2022 I	Tranche Altan
Exercise price (in €)	42.46	41.03	46.50	47.25	61.27	66.49	61.27	68.97	71.15	70.31	37.31	71.15	32.90	25.00
Term in years	7	7	7	7	7	7	7	7	7	7	7	7	9	1.74
Remaining term in years	3.75	4.00	4.25	4.50	4.75	5.00	4.75	5.25	5.50	5.75	6.50	5.50	8.75	0
Share price as of the valuation date (in €)	38.00	38.50	35.20	51.00	75.46	73.20	75.46	64.20	80.20	64.80	27.55	80.20	19.76	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	45.91	45.66	48.32	48.45	36.39	36.63	36.39	36.67	36.90	37.56	38.46	36.90	35.31	51.31
Risk-free interest rate (in %)	-0.74	-0.39	-0.62	-0.60	-0.65	-0.69	-0.65	-0.53	-0.40	-0.40	1.12	-0.40	2.02	-0.82
Option value (in €)	11.53	12.42	9.43	19.55	26.14	23.25	26.14	14.18	25.17	16.28	5.72	25.17	1.97 – 2.01	20.40
The table below shows the inputs used for the model as of December 31, 2021.

	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche 2019 VII	Tranche 2019 VIII	Tranche 2019 IX	Tranche 2021 I	Tranche Altan
Exercise price (in €)	42.46	41.03	46.50	47.25	61.27	66.49	61.27	68.97	71.15	70.31	71.15	25.00
Term in years	7	7	7	7	7	7	7	7	7	7	7	1.74
Remaining term in years	4.75	5.00	5.25	5.50	5.75	6.00	5.75	6.25	6.5	6.75	6.5	0.35
Share price as of the valuation date (in €)	38.00	38.50	35.20	51.00	75.46	73.20	75.46	64.20	80.20	64.80	80.20	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	45.91	45.66	48.32	48.45	36.39	36.63	36.39	36.67	36.90	37.56	36.90	51.31
Risk-free interest rate (in %)	-0.74	-0.39	-0.62	-0.60	-0.65	-0.69	-0.65	-0.53	-0.40	-0.40	-0.40	-0.82
Option value (in €)	11.53	12.42	9.43	19.55	26.14	23.25	26.14	14.18	25.17	16.28	25.17	20.40
The table below shows the inputs used for the model as of December 31, 2020.

	Tranche 2019 I	Tranche 2019 II	Tranche 2019 III	Tranche 2019 IV	Tranche 2019 V	Tranche 2019 VI	Tranche 2020 I	Tranche Altan
Exercise price (in €)	42.46	41.03	46.50	47.25	61.27	66.49	61.27	25.00
Term in years	7	7	7	7	7	7	7	1.74
Remaining term in years	5.75	6.00	6.25	6.50	6.75	7.00	6.75	0.35
Share price as of the valuation date (in €)	38.00	38.50	35.20	51.00	75.46	73.20	75.46	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	45.91	45.66	48.32	48.45	36.39	36.63	36.39	51.31
Risk-free interest rate (in %)	-0.74	-0.39	-0.62	-0.60	-0.65	-0.69	-0.65	-0.82
Option value (in €)	11.53	12.42	9.43	19.55	26.14	23.25	26.14	20.40
The term of the options as well as the possibility of early exercise were considered in the option model. Early exercise is assumed when the share price exceeds the exercise price by a factor of 1.2. The implied rate of return of German government bonds with matching maturities was used for determining the risk-free interest rate. Expected volatility has been based on an evaluation of the historical volatility for matching maturities of the Company´s peer group. The expected volatility considered assumes that it is possible to derive future trends from historic volatility, and thus the actual volatility may deviate from the assumptions made.
The total expense for equity-settled share-based payments recognized in the year ended December 31, 2022, under the Stock Option Plans is €2,300 thousand (2021: €513 thousand, 2020: €1,125 thousand). The equity-settled share-based payment recognized in the capital reserve amount to €5,116 thousand as of December 31, 2022 (2021: €2,815 thousand, 2020: €2,303 thousand).

9.2.	Equity-settled share-based payment under Restricted Stock Unit Plan (RSUP)
RSUP 2021
In the financial year 2021, subscription rights in the form of restricted stock units (RSUs) were granted to selected employees. An RSU grants an entitlement to a cash settlement or shares in the company, whereby the

F-2
4

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
The grant of RSUs under the RSUP 2021 has been classified and measured as equity-settled share-based payment in accordance with IFRS 2.
The table below provides an overview of outstanding, granted, forfeited, exercised and forfeited RSUs.
The RSUs developed as follows in the financial year 2022:

	Tranche 2021 I	Tranche 2021 II	Tranche 2022 I	Tranche 2022 II	Tranche 2022 III	Tranche 2022 IV
RSUs outstanding as of Jan. 1, 2022	67,773	32,423	—	—	—	—
RSUs granted	—	—	26,430	28,518	50,342	13,261
RSUs forfeited	13,536	3,748	2,055	87	1,537	—
RSUs exercised	16,149	—	—	—	—	—
RSUs expired	—	—	—	—	—	—
RSUs outstanding as of Dec. 31, 2022	37,887	28,675	24,375	28,431	48,805	13,261
RSUs exercisable as of Dec. 31, 2022	—	—	—	—	—	—
The RSUs developed as follows in the financial year 2021:

	Tranche 2021 I	Tranche 2021 II
RSUs outstanding as of Jan. 1, 2021	—	—
RSUs granted	68,631	32,476
RSUs forfeited	858	53
RSUs exercised	—	—
RSUs expired	—	—
RSUs outstanding as of Dec. 31, 2021	67,773	32,423
RSUs exercisable as of Dec. 31, 2021	—	—
Measurement model and inputs
The valuation of the present RSU program was performed using a binomial model considering the option terms. The table below shows the input parameters of the model as grant date as of December 31, 2022.

	Tranche 2021 I	Tranche 2021 II	Tranche 2022 I	Tranche 2022 II	Tranche 2022 III	Tranche 2022 IV
Exercise price (in €)	0.00	0.00	0.00	0.00	0.00	0.00
Term in years	4.77	4.52	5.26	5.02	4.77	4.52
Remaining term in years	3.27	3.27	4.27	4.27	4.27	4.27
Share price as of the valuation date (in €)	80.60	62.90	46.35	40.65	26.75	19.76
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	39.83	39.75	38.89	39.14	39.54	45.59
Risk-free interest rate (in %)	-0.60	-0.62	-0.45	0.37	0.87	1.92
RSU-value (in €)	80.60	62.90	46.35	40.65	26.75	19.76
The table below shows the input parameters of the model as grant date as of December 31, 2021.

	Tranche 2021 I	Tranche 2021 II
Exercise price (in €)	0.00	0.00
Term in years	4.77	4.52
Remaining term in years	4.27	4.27
Share price as of the valuation date (in €)	80.60	62.90
Expected dividend yield (in %)	0.00	0.00
Expected volatility (in %)	39.83	39.75
Risk-free interest rate (in %)	-0.60	-0.62
RSU-value (in €)	80.60	62.90

F-2
5

The implied yield of German government bonds with equivalent maturities was used to determine the risk-free interest rate. As the stock market history of Mynaric AG is shorter than the remaining term of the RSUs, the volatility was determined as maturity-equivalent historical volatility based on the peer group. The expected volatility considered is based on the assumption that future trends can be inferred from historical volatility, so that the volatility that actually occurs may differ from the assumptions made.
The total expense for equity-settled share-based payments recognized in the year ended December 31, 2022, under the
RSU-Program
is €3,832 thousand (2021: €1,429 thousand, 2020: €0). The equity-settled share-based payments recognized in the capital reserve amount to €5,261 thousand as of December 31, 2022 (2021: €1,429 thousand, 2020: €0).

10.	Depreciation, Amortization and Impairment
Amortization, depreciation and impairment are summarized as follows:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Amortization of intangible assets	1,545	1,267	215
Impairment of intangible assets	1,531	0	0
Depreciation of property, plant, and equipment	3,254	1,994	823
Depreciation of right-of-use assets	1,659	1,257	805
Total	7,989	4,518	1,843
During the year ended December 31, 20
22,
an impairment in the amount of €1,531 thousand (2021: €0, 2020: €0) was recognized for the capitalized development costs of the CONDOR MEO (refer to Note 17).

11.	Other Operating Costs
Other operating costs can be broken down as follows:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Legal and consulting fees	6,955	2,477	2,378
Insurance	4,855	803	97
Office and IT costs	4,236	3,282	790
Selling and travel costs	2,279	1,638	451
Other business supplies, equipment and services	1,835	1,396	382
Incidental rental costs and maintenance	814	696	382
Onerous contracts	0	240	0
Other costs	1,108	1,298	864
Total	22,082	11,830	5,344

12.	Changes in Inventories of Finished Goods and Work in Progress
The increase in inventories of finished goods and work in progress primarily results from the SPACE terminals, and HAWK terminals currently in the production phase. Changes in inventories are as follows:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Increase in inventories of work in progress	2,100	414	757
Increase in inventories of finished goods	542	616	0
Write-downs	-1,882	-462	-120
Total	760	568	637
The write-downs refer to CONDOR Mk2 and Mk1 terminals that were written down to t heir
net realizable value.

F-2
6

13.	Own Work Capitalized
Own work capitalized consists of costs that are used to construct property, plant and equipment or develop intangible assets. This line item is a contra account to other profit and loss statement captions presented below. For a determination of the net basis of those costs the amounts in the table below needs to be deducted from the respective line items.

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Cost of materials	689	1,995	4,073
Personnel expenses	665	1,906	3,921
Depreciation and Amortization	112	287	802
Other operating expenses	101	427	579
Total	1,567	4,615	9,375
The following table shows the breakdown of own work capitalized:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Development costs	968	2,845	8,248
Property, plant and equipment	599	1,770	1,127
Total	1,567	4,615	9,375

14.	Net Finance Costs
The financial result is calculated as follows:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
FINANCIAL INCOME
Other interest income from loans and receivables	0	0	18
Total	0	0	18
FINANCIAL EXPENSES
Interest and similar expenses on loans	-2,403	-2,196	-918
Interest on lease obligations	-229	-185	-137
Borrowing costs capitalized in accordance with IAS 23	87	233	1,055
Total	-2,545	-2,148	0
Net foreign exchange gain (loss)	2,574	826	-531
Total	29	-1,322	-513
Borrowing costs capitalized as the cost in accordance with IAS 23 are as follows:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Total finance expenses	2,632	2,381	1,055
Thereof capitalized as the cost of
Development projects	56	79	1,010
Construction in progress	32	154	45
Capitalization rate p.a.	9.08%	22.06%	10.69%

F-2
7

15.	Income Taxes

	For the years ended
€ thousand	December 31, 2022	December 31, 2021
Loss before taxes	-73,806	-43,686
Expected taxes applying the domestic tax rate of 27.725% (previous year: 27.725%)	-20,463	-12,112
Foreign tax rate differential	-19	-85
Tax effect of expenses that are not deductible for tax purposes / tax adjustments	267	192
Tax effect from losses incurred in the current year and deductible temporary differences for which no deferred taxes were recognized	18,160	15,650
Recognition of previously unrecognized deferred tax assets from deductible temporary differences and on loss carryforwards and reversal of deductible temporary differences / utilization of loss carryforwards for which no deferred taxes were previously recognized	-448	0
Write-up/-down of deferred tax assets	451	-2,123
Effect of equity-settled share-based payments	1,629	233
Other	399	37
Tax expense for the fiscal year	-24	1,791
Due to the previous
start-up
losses, deferred tax assets were recognized, only to the extent of taxable temporary differences. Accordingly, no deferred taxes were recognized for corporation tax loss carryforwards in Germany in the amount of €157,043 thousand (2021: €97,469 thousand) and for trade tax loss carryforwards in Germany in the amount of €154,986 thousand (2021: €96,320 thousand). The same applies to foreign tax loss carryforwards in the amount of €17,552 thousand (2021: €6,843 thousand). Deductible temporary differences were not recognized in the amount of €1,699 thousand (2021: €1,519 thousand). The utilization of the tax loss carryforwards and deductible temporary differences is ensured to the extent that sufficient taxable temporary differences will be available after the deduction of amounts corresponding to minimum taxation legislation in Germany for each particular year of usage.
As of Dec
ember
31, 2022, domestic loss carryforwards totaled €168,538 thousand for corporation tax and €166,481 thousand for trade tax (2021: €109,662 thousand and €108,514 thousand, respectively). These loss carryforwards do not expire. Foreign tax loss carryforwards in the amount of €648 thousand will expire in 2037 if not used (2021: €

thousand). Foreign tax loss carryforwards in the amount of €16,904 thousand (2021: €6,195 thousand) do not expire.
Balance of deferred tax assets and liabilities:

	Dec. 31, 2022		Dec. 31, 2021		Jan. 1 – Dec. 31, 2022	Jan. 1 – Dec. 31, 2021
€ thousand	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Changes recognized in profit or loss
Intangible assets	12	4,901	1	5,419	529	-486
Leases	29	0	2	0	27	8
Property, plant, and equipment	292	0	101	0	191	59
Other non-financial assets	0	48	0	0	-48	0
Inventories	0	121	79	0	-200	71
Provisions	56	1	110	23	-32	82
Other financial and non-financial liabilities	0	273	0	22	-251	-28
Tax loss carryforwards and tax credits	3,187	0	3,380	0	-193	-1,497
Offsetting	-3,577	-3,577	-3,673	-3,673	0	0
Total	0	1,767	0	1,791	24	-1,791

16.	Earnings per Share
Basic earnings per share is calculated by dividing earnings after taxes attributable to the shares by the number of participating shares. Diluted earnings per share is calculated by considering the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds.

F-2
8

Earnings per share were as follows:

	for the years ended
	December 31, 2022	December 31, 2021	December 31, 2020
Consolidated net profit/loss in € thousand	-73,782	-45,477	-19,770
Weighted-average number of ordinary shares, basic and diluted	5,435,839	4,250,135	3,349,403
Basic and diluted earnings per share in €	-13.57	-10.70	-5.90
As of December 31, 2022, 45,794 RSU´s (2021: 4,289
RSU´s, 2020: 0 RSU’s) and no stock options (2021: 152,610 stock options, 2020:

104,831
stock options) were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.
The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding.

17.	Intangible Assets
Cost

€ thousand	Development costs	Software and licenses	Total
Balance as of Jan. 1, 2020	8,695	286	8,981
Additions	9,258	61	9,319
Balance as of Dec. 31, 2020	17,953	347	18,300
Additions	2,924	436	3,360
Disposals	0	-9	-9
Balance as of Dec. 31, 2021	20,877	774	21,651
Additions	1,023	142	1,165
Balance as of Dec. 31, 2022	21,900	916	22,816
Amortization and Impairment

€ thousand	Development costs	Software and licenses	Total
Balance as of Jan. 1, 2020	0	201	201
Amortization for the year	158	57	215
Balance as of Dec. 31, 2020	158	258	416
Amortization for the year	1,174	93	1,267
Disposals	0	-1	-1
Balance as of Dec. 31, 2021	1,332	350	1,682
Amortization for the year	1,359	186	1,545
Impairment for the year	1,531	0	1,531
Balance as of Dec. 31, 2022	4,222	536	4,758
Carrying amount

€ thousand	Development costs	Software and licenses	Total
Carrying amount as of Dec. 31, 2020	17,795	89	17,884
Carrying amount as of Dec. 31, 2021	19,545	424	19,969
Carrying amount as of Dec. 31, 2022	17,678	380	18,058
During the year ended December 31, 2022, development costs in the amount of €18,019 thousand (2021: €17,830 thousand, 2020: €6,203 thousand) were recognized as an expense since the criteria set out in IAS 38.57 were not met. Of the total amount of €18,986 thousand (2021: €20,675 thousand, 2020: €14,449 thousand), development costs of €967 thousand (2021: €2,845 thousand, 2020: €8,248 thousand) were capitalized.
Capitalized development costs
The Group mainly capitalized development costs for the development of the CONDOR MEO in the year ended December 31, 2022. However, the CONDOR MEO technology was subsequently impaired in the amount of

9

€1,531 thousand. In the year ended December 31, 2021, the group capitalized costs for the development of the basic SPACE technology, which represent the technological foundation for the CONDOR products, as well as for the development of the CONDOR MEO.
The further development of the CONDOR MEO technology is since October 2022 under re-evaluation.
The development of this adaption of the CONDOR technology was developed in connection with a customer’s contract. This contract was breached by the customer and therefore terminated by Mynaric. In this context, Mynaric re-evaluated
the scenarios regarding the technology’s future and the completion of the development of the CONDOR MEO product variant. Result of the re-evaluation
was to focus the currently available resources on the other products and to prioritize the completion of the development of these existing products and ramp up their serial production. Subsequently, the total capitalized costs in the amount of €1,531 thousand were impaired.
In year ended December 31, 2022, finance expenses in the amount of €56 thousand (2021: €79 thousand, 2020: €1,010 thousand) were capitalized as the cost of the development projects in accordance with IAS 23.
The development activities for the basic technology Space were completed in March 2021. The amortization of the associated capitalized development costs for Space technology started on March 1, 2021, applying the useful life of 15 years.
The carrying amounts of the capitalized development projects were as follows:

€ thousand	Space	Air	CONDOR MEO	Total
Carrying amount as of Dec. 31, 2020	13,552	4,243	0	17,795
Carrying amount as of Dec. 31, 2021	15,072	3,965	508	19,545
Carrying amount as of Dec. 31, 2022	13,998	3,681	0	17,678
The remaining useful life of the capitalized development projects were as follows:

in years	Space	Air	CONDOR MEO
Remaining useful life as of Dec. 31, 2020	n/a	14.5	n/a
Remaining useful life as of Dec. 31, 2021	14.2	13.5	n/a
Remaining useful life as of Dec. 31, 2022	13.2	12.5	n/a
Impairment test of capitalized development costs
Management identified events that might trigger an impairment for the Space and Air base technology, mainly due to the facts that sales revenues have delayed to later years as compared to last year’s planning.
The recoverable amount of the intangible assets is based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.
The key assumptions for determining the fair value less costs of disposal are the discount rates, expected number of sold terminals and the respective selling prices and direct costs during the period. Management estimates discount rates using post-tax
rates that reflect current market assessments of the time value of money and the risks specific to each CGU, which are identical to the report segments. The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next 5 years and extrapolates these cash flows. Management estimates the cash flows generated by the sale of terminal equipment based on internal expectations, which in turn are based in part on external market studies, expected profits in tendered projects from private and public customers, and potential new business areas. The planned costs consider the number of terminals expect to be sold and the general growth of other operating expenses and estimated price increases.
The Company uses

post-tax discount rates of 19.07% for both segment

CGU
s
(2021: 17.66% for both CGUs, 2020: 17.25% for both CGUs) based on the historical industry weighted average cost of capital, with a possible debt leveraging of 14.6% (2021: 17.0%, 2020: 25.1%), a market premium of 7.5% (2021: 8%, 2020: 8%) and a risk premium of 10.0% (2021: 11%, 2020: 10%).

F-
30

18.	Property, Plant, and Equipment
Cost

€ thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Balance as of Jan. 1, 2020	1,180	2,099	865	472	4,616
Exchange rate differences	-5	0	-12	0	-17
Additions	81	1,790	1,977	3,277	7,125
Reclassifications	0	542	490	-1,032	0
Disposals	0	-128	-169	0	-297
Balance as of Dec. 31, 2020	1,256	4,303	3,151	2,717	11,426
Exchange rate differences	49	0	34	23	107
Additions	1,107	2,437	2,654	2,397	8,594
Reclassifications	562	2,014	311	-2,887	0
Disposals	-8	0	-283	0	-291
Balance as of Dec. 31, 2021	2,966	8,754	5,867	2,250	19,838
Exchange rate differences	70	-9	41	22	124
Additions	438	1,239	2,356	4,743	8,776
Reclassifications	136	4,331	105	-4,572	0
Disposals	0	-1	-261	-60	-322
Balance as of Dec. 31, 2022	3,610	14,314	8,108	2,383	28,415
Depreciation

€ thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Balance as of Jan. 1, 2020	86	458	232	0	776
Depreciation for the year	120	288	415	0	823
Disposals	0	-116	-131	0	-247
Balance as of Dec. 31, 2020	206	630	516	0	1,352
Exchange rate differences	4	0	2	0	7
Depreciation for the year	304	773	916	0	1,994
Disposals	0	0	-283	0	-283
Balance as of Dec. 31, 2021	514	1,403	1,151	0	3,070
Exchange rate differences	1	0	4	0	5
Depreciation for the year	526	1,419	1,309	0	3,254
Disposals	0	-2	-219	0	-221
Balance as of Dec. 31, 2022	1,041	2,820	2,245	0	6,106
Carrying amount

€ thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Carrying amount as of Dec. 31, 2020	1,050	3,673	2,635	2,717	10,075
Carrying amount as of Dec. 31, 2021	2,452	7,351	4,716	2,250	16,768
Carrying amount as of Dec. 31, 2022	2,569	11,494	5,863	2,383	22,309
Investments in property, plant, and equipment made during the year ended December 31, 2022, in the amount of €8,776 thousand (2021: €8,594, 2020: €7,125) referred primarily to the expansion of production capacities. Other investments were made in IT infrastructure and office equipment.
During the year ended December 31, 2022, finance expenses in the amount of €32 thousand (2021: €154 thousand, 2020: €45 thousand) were recorded as the cost of property, plant, and equipment in accordance with IAS 23.

F-3
1

19.	Right-of-Use Assets
Cost

€ thousand	Real estate leases	Other leases	Total
Balance as of Jan. 1, 2020	7,289	11	7,300
Exchange rate differences	-77	0	-77
Additions	2,004	8	2,012
Balance as of Dec. 31, 2020	9,216	19	9,235
Exchange rate differences	168	0	168
Additions	1,995	0	1,995
Disposals	-11	0	-11
Balance as of Dec. 31, 2021	11,368	19	11,387
Exchange rate differences	196	0	196
Additions	688	750	1,438
Disposals	-5	-11	-16
Balance as of Dec. 31, 2022	12,247	758	13,005
Depreciation

€ thousand	Real estate leases	Other leases	Total
Balance as of Jan. 1, 2020	488	2	490
Exchange rate differences	-2	0	-2
Depreciation for the year	801	4	805
Balance as of Dec. 31, 2020	1,287	6	1,293
Exchange rate differences	17	0	17
Depreciation for the year	1,252	5	1,257
Disposals	-7	0	-7
Balance as of Dec. 31, 2021	2,549	11	2,560
Exchange rate differences	13	0	13
Depreciation for the year	1,647	13	1,660
Disposals	0	-11	-11
Balance as of Dec. 31, 2022	4,209	13	4,222
Carrying amount

€ thousand	Real estate leases	Other leases	Total
Carrying amount as of Dec. 31, 2020	7,929	13	7,942
Carrying amount as of Dec. 31, 2021	8,819	8	8,827
Carrying amount as of Dec. 31, 2022	8,038	744	8,782
The Company has entered into leases for real estate, machinery as well as operating and office equipment that it uses for its operations. Real estate leases have terms of between five and 10 years. The term for operating and office equipment ranges from three to five years. The rental contracts for machinery ranges from four to six years and contain purchase options which management expects to exercise. Therefore, the useful life of these assets ranges from
10-15
years. The obligations of the Company from its lease agreements are collateralized through the lessor’s ownership of the leased assets. Several lease agreements contain extension and termination options that are described in more detail below.
The Company has also entered into lease agreements for properties and operating and office equipment with a term of not more than 12 months, as well as leases for low-value
office equipment. For these leases, the Company applies the practical expedients applicable to short-term leases and leases for low-value
assets.
The additions presented during the year ended December 31, 2022, in the amount of €1,438 thousand (2021: €1,995 thousand, 2020: €2,004)) relating to leases of machinery and rent increases of real estate leases.

F-3
2

The following amounts were recognized in profit or loss:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Interest expenses for lease liabilities	229	185	137
Expenses for short-term leases	26	13	0
Expenses for leases of low-value assets	6	6	5
The Company’s cash outflows for leases amounted to €1,942 thousand in 2022 (2021: €1,241 thousand, 2020: €816 thousand).
Several real estate’s leases include extension options. Wherever possible, the Company seeks to include extension options when entering into new leases in order to ensure operational flexibility. The extension options can be exercised only by the Company, not by the lessor. The Company assesses on the commencement date whether an exercise of the extension option is reasonably certain. If a significant event or a significant change in circumstances outside of the Company’s control occurs, the Company reassesses whether the exercise of the extension option is reasonably certain.
The following table shows the undiscounted potential future lease payments from the exercise of extension options:

€ thousand	Within five years	Over five years	Total
Extension options that are not expected to be exercised	1,246	7,862	9,108
The following table shows the undiscounted future payments for a not yet commenced leasing contract. The probable commencement date is the August 1, 2023.

€ thousand	Within five years	Over five years	Total
Future payments for a not yet commenced leasing contract	11,183	14,136	25,319
20. Equity-Accounted Investees
Joint Venture – UNIO
In July 2022, Mynaric AG entered into a joint venture agreement with Isar Aerospace Technologies GmbH, REFLEX aerospace GmbH, and SES Astra Services Europe S.a.r.l. and established UNIO Enterprise GmbH, Munich. The share capital amounted to €25,000 and the shareholding is 25% for each shareholder. The Group recognized UNIO as equity-accounted investee in the Group’s condensed consolidated statements of financial position.
21. Inventories
The break-down of inventories is presented in the table below:

€ thousand	December 31, 2022	December 31, 2021
Raw materials and supplies	10,851	6,665
Work in progress	2,058	1,183
Finished goods	439	551
Total	13,348	8,399
During the year ended December 31, 2022, inventories of €13,378 thousand (2021: €7,964 thousand, 2020: €2,352 thousand) were recognized as a cost during the year.
During the years the Company recognized the following write-downs of inventory:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Write downs of raw material and supplies	-5,601	-2,039	0
Write downs of work in progress	-1,225	-397	-120
Write downs of finished goods	-657	-65	0
Total	-7,483	-2,501	-120

F-3
3

The write-downs for the year ended December 31, 2022, refer to materials relevant for production of CONDOR Mk1, CONDOR Mk2 and CONDOR MEO. The write-downs for the year ended December 31, 2021, refer to materials relevant for production of CONDOR Mk1 and CON
DOR Mk
2. The corresponding raw materials were written down to their recoverable amount. The write-downs for the year ended December 31, 2020, referred to the inventories for the Hawk Air Terminals.
22. Trade Receivables
As of December 31, 2022, all trade receivables are denominated in US dollars. The maximum default risk for receivables is their carrying amount. All receivables result from contracts with customers.

€ thousand	December 31, 2022	December 31, 2021
Trade receivables	1,101	0
Total	1,101	0
The trade receivables relate to two contracts and two customers. Further information about the group’s exposure to credit risk can be found in the Notes 33.2 a).
23. Other Financial and
Non-Financial
Assets
Non-current
and current financial and
non-financial
assets comprise the following:

	December 31, 2022		December 31, 2021
€ thousand	Current	Non-current	Current	Non-current
NON-FINANCIAL ASSETS
Tax receivables	2,166	0	2,175	0
Prepaid expenses	2,238	0	2,041	0
Advance payments	625	0	1,025	0
Other	432	0	128	0
Total	5,461	0	5,369	0
FINANCIAL ASSETS
Security deposits	0	449	0	411
Receivables from suppliers	48	0	95	0
Embedded derivative	172	0	0	0
Other	0	0	48	0
Total	220	449	143	411
Total	5,681	449	5,512	411
The maximum default risk for financial assets is their carrying amount.
24. Cash and Cash Equivalents
As of the reporting date, the balance of cash funds amounted to €10,238 thousand (2021: €48,143 thousand, 2020: €43,198)
and comprises primarily balances held with banks.
25. Equity

25.1.	Subscribed Capital

a)	Issued share capital
As of January 1, 2022, the Company’s share capital amounted to €5,242,948, divided into €5,242,948 bearer shares with a nominal value of €1.00 per share.
During the year ended December 31, 2022, share capital was increased to €5,668,391 through the issuance of a total of 425,443 bearer shares with a nominal value of €1.00 per share. This was due to the following transactions:
L3Harris
In July 2022, Harris Communications GmbH, München, an indirect wholly owned subsidiary of L3Harris Technologies, Inc., Delaware, USA, invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares, which corresponded to 7.2% of the share capital of Mynaric AG.

F-3
4

Due to this transaction the share capital increased by €409,294 and the capital reserve by €10,792,060.
Restricted Stock Unit Plan related capital increase
In August 2022, the Management Board and the Supervisory Board have adopted a capital increase resolution, in which they resolved to increase the share capital of Mynaric AG of €5,652,242 by €16,149 to €5,668,391 through the issuance of 16,149 new bearer no par value shares under exclusion of the subscription rights of the shareholders out of the Authorized Capital 2021/II. The 16,149 new shares relate to the settlement of 16,149 vested restricted stock units (“RSU’s”) under the RSUP 2021 program of the Group.
For descriptions of the Authorized Capital 2021/II refer to Note 25.1.c) and the RSUP 2021 program refer to Note 9.2.

b)	Conditional capital
As of December 31, 2022, there is conditional capital in the amount of €2,619,974 (2021: €2,046,474, 2020: €1,485,652).
On June 12, 2020, the Annual General Meeting resolved to create 2020/I Conditional Capital and an additional 2020/II Conditional Capital, and to reduce the 2017/I Conditional Capital.
2017/I Conditional Capital
After reduction, the 2017/I Conditional Capital dated September 8, 2017, amounts to €1,500.00 and is now used to grant stock option rights to employees of the Company or its affiliates.
2019 Conditional Capital
Based on an authorization of the Annual General Meeting on July 2, 2019, 2019 Conditional Capital was created in the amount of €270,000.00. The Management Board was authorized, subject to the consent of the Supervisory Board, to grant stock option rights for shares to members of the Management Board and to employees of the Company or its affiliates on one or more occasions until December 31, 2022.
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

F-3
5

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
On July 14, 2022, the Annual General Meeting resolved to create 2022/I Conditional Capital and an additional 2022/II Conditional Capital and to rescind the 2017 Conditional Capital and the 2021/I Conditional Capital.
2022/I Conditional Capital
Based on an authorization of the Annual General Meeting on July 14, 2022, 2022/I Conditional Capital was created, which led to a conditional increase in the Company’s share capital by up to €917,501 through the issue of up to 917,501 new shares.
The Management Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until July 13, 2027 convertible bonds and/or bonds with warrants issued to the bearer with a term of not more than 20 years, and to grant to the bondholders conversion and/or option rights to new shares of the Company with a pro rata amount in the share capital of up to a total of €917,501 pursuant to the terms and conditions of the convertible bonds and/or bonds with warrants.
2022/II Conditional Capital
Based on an authorization of the Annual General Meeting on July 14, 2022, 2022/II Conditional Capital was created which led to a contingent increase in the Company’s share capital by up to €115,000 through the issue of up to 115,000 new no-par-value
bearer or registered shares.
The Supervisory Board is authorized, to grant stock option rights for shares to members of the Management Board of the Company on one or more occasions until July 14, 2027.

c)	Authorized Capital
As of December 31, 2022, there is authorized capital in the amount of €2,605,325 (2021: €880,325, 2020: €2,659,089).
On May 14, 2021, the Annual General Meeting resolved to create 2021/I Authorized Capital and an additional 2021/II Authorized Capital and to rescind the Authorized Capital 2020.
2021/I Authorized Capital
The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026, by up to a total amount of €1,841,827.00 through the issue of up to 1,841,827 new no-par-value
bearer shares against cash contributions and/or contributions in kind.
As a result of the capital increases carried out in fiscal year 2021, Authorized Capital 2021/I amounts to €691,827.00 as of December 31, 2021.

F-3
6

2021/II Authorized Capital
The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026, by up to a total amount of €204,647.00 through the issue of up to 204,647 new no-par-value
bearer shares against cash contributions and/or contributions in kind.
Shareholders’ subscription rights are excluded. Authorized Capital 2021/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs.
As a result of the capital increase carried out in fiscal year 2022, Authorized Capital 2021/II amounts to €188,498.00 as of December 31, 2022.
On July 14, 2022, the Annual General Meeting resolved to create 2022/I Authorized Capital and an additional 2022/II Authorized Capital and to rescind the Authorized Capital 2021/I.
2022/I Authorized Capital
The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until July 13, 2027, by up to a total amount of €2,154,680 through the issue of up to 2,154,680 new no-par-value
bearer or registered shares against cash contributions and/or contributions in kind.
2022/II Authorized Capital
The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until July 13, 2027, by up to a total amount of €262,147 through the issue of up to 262.147 new no-par-value
bearer or registered shares against cash contributions and/or contributions in kind.
Authorized Capital 2022/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs. Shareholder subscription rights are excluded.

25.2.	Capital Reserve
The capital reserve comprises the premiums received in connection with the issuance of new shares, equity-settled share-based payments, and the incremental costs directly attributable to the specific capital increases.

25.3.	Exchange Rate Differences
The reserve for exchange rate differences comprises all currency translation differences arising due to the translation of the financial statements of foreign operations.
26. Provisions
Current and
non-current
provisions changed as follows:

€ thousand	Jan. 1, 2022	Utilization	Reversals	Additions	FX	Dec. 31, 2022
Litigation	783	0	75	0	0	708
Asset retirement obligations	206	0	0	0	-2	204
Onerous contracts	240	0	240	0	0	0
Warranties	5	0	0	23	0	28
Total	1,234	0	315	23	-2	940
thereof non-current
Asset retirement obligations	206	0	0	0	-2	204
Warranties	5	0	0	8	0	13
Total	211	0	0	8	-2	217

F-3
7

27. Contract Liabilities
The contract liabilities in the amount of €205 thousand (December 31, 2021: €307 thousand) consist of payments made by customers in fiscal year 2022 and 2021 presented in accordance with IFRS 15.
28. Trade and Other Payables
The following table shows the breakdown of the trade and other payables:

€ thousand	December 31, 2022	December 31, 2021
Trade payables	4,222	4,377
Other accruals	5,016	4,019
Total	9,238	8,396
29. Other Financial Liabilities
The current other financial liabilities comprise the following:

€ thousand	December 31, 2022	December 31, 2021
Loan Agreement	14,440	0
Other financial liabilities	339	37
Total	14,779	37
thereof non-current
Other financial liabilities	249	0
Total	249	0
On May 02, 2022, the Group entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of €25 million until June 30, 2023. A loan in a nominal amount of €13,110 thousand has been disbursed hereunder on May 3, 2022, which is presented together with accrued interest in the amount of €1,330 thousand as Loan Agreement in the table above. The loan contains a prepayment option which enables the group to prepay the loan early. This option was bifurcated from the debt host contract. The prepayment option is recognized as an embedded derivative and is presented on statement of financial position under Other financial and non-financial
assets. The embedded derivative is measured at fair value through profit or loss. The initial option value was €454 thousand. As of December 31, 2022, the fair value of the embedded derivative was €172 thousand. The fair value change of €282 thousand is recognized under interest and similar expenses. For further information regarding the valuation methodology refer to Note 33.1.
30. Other
Non-Financial
Liabilities
Current financial and
non-financial
liabilities comprise the following:

€ thousand	December 31, 2022	December 31, 2021
Liabilities due to customers	15,166	1,888
Loan related fee’s	782	0
Liabilities for payroll, social security and payroll tax	482	435
Other	228	0
Total	16,658	2,323
Liabilities due to customers includes payments received from customers where the underlying agreements do not constitute a contract within the meaning of IFRS 15.9. The liability is recognized as other liabilities, rather than contract liabilities, until a contract according to IFRS 15.9 exists or the requirements of IFRS 15.15 for recognition in profit or loss are met. During the year ended December 31, 2022, total payments received related to such contracts totaled €15,984 thousand (2021: €1,888 thousand, 2020: €0) and revenue of €2,661 thousand was recognized (2021: € 0 thousand, 2020: €0).
31. Statement of Cash Flows
The cash funds correspond to cash and cash equivalents as of the reporting date, comprising primarily cash on hand and bank balances.

F-3
8

Reconciliation of movements in liabilities to cash flows from financing activities
The reconciliation of liabilities to the cash flows from financing activities required to be disclosed in accordance with IAS 7.44 is as follows:

		Cash Changes		Non-cash changes
€ thousand	Balance as of Jan. 1, 2022	Inflows	Outflows	Additions	Unpaid interest	FX	Balance as of Dec. 31, 2022
Short-term loans	0	13,110	0	0	1,330	0	14,440
Lease liabilities	9,027	0	-1,713	1,439	6	183	8,942
Other sundry financial liabilities	37	420	-137	15	4	0	339
Total	9,064	13,530	-1,850	1,454	1,340	183	23,721

		Cash Changes		Non-cash changes
€ thousand	Balance as of Jan. 1, 2021	Inflows	Outflows	Additions	Unpaid interest	FX	Balance as of Dec. 31, 2021
Short-term loans	0	7,500	-7,500	0	0	0	0
Lease liabilities	7,956	0	-1,056	1,951	0	176	9,027
Other sundry financial liabilities	0	0	0	37	0	0	37
Summe	7,956	7,500	-8,556	1,988	0	176	9,064

		Cash Changes	Non-cash changes
€ thousand	Balance as of Jan. 1, 2020	Inflows	Additions	Disposals	Unpaid interest	FX	Reclassifications	Balance as of Dec. 31, 2020
Convertibale bonds	0	5,000	5,000	0	500	0	-5,500	0
Short-term loans	0	0	2,500	-2,500	0	0	0	0
Lease liabilities	6,762	-675	1,947	0	0	-78	0	7,956
Summe	6,762	4,325	9,447	-2,500	500	-78	-5,500	7,956
32. Related Party Disclosures
In accordance with IAS 24 (Related Party Disclosures), persons or companies which are influenced by the reporting entity or which can exert influence on the reporting entity must be disclosed unless such parties are already included in the consolidated financial statements as a consolidated company. Key management personnel consist of the members of the Management and the Supervisory boards.

32.1.	Related party transactions
The following entities are deemed to be related parties of the Company:

•	MCConsult Dr. Peschko, Gilching (previously: Adelanto management services s.I.)

•	Pinsent Masons LLP, Munich

•	Apeiron Investment Group Ltd.

•	Apeiron Advisory Ltd.
MCConsult Dr. Peschko, Gilching (previously: Adelanto management services s.I.)
MCConsult Dr. Peschko is a company owned by Dr. Wolfram Peschko, a former Management Board member who resigned in fiscal year 2020, which provides advisory services for the Company. During the year ended December 31, 2022, related party expenses involving MCConsult Dr. Peschko amounted to €93 thousand. As of December 31, 2022, the Group does not have any outstanding liabilities due to MCConsult Dr. Peschko.
Pinsent Masons LLP
Pinsent Masons LLP is a law firm in which Mr. Mayrhofer, a former member of the Supervisory Board who resigned in fiscal year 2020, is a partner which provides legal advisory services for the companies of the Group. During the year ended December 31, 2022, related party expenses involving Pinsent Masons LLP amounted to €5 thousand. As of December 31, 2022, the Group does not have any outstanding liabilities due to Pinsent Masons LLP.
Apeiron Investment Group Ltd.
Apeiron Investment Group Ltd. (“Apeiron”), a shareholder of Mynaric AG, and Bulent Altan, the Chief Executive Officer and a member of the management board of Mynaric AG, entered into an option agreement, dated August 13, 2019 (as amended), under which Apeiron granted Mr. Altan the right to acquire 56,700 no-par

9

value bearer shares of the Company at a price of €25.00 per share (the “Altan Option Agreement”). Under the Altan Option Agreement, Mr. Altan was initially entitled to exercise the option during a four-week exercise period following written notice by Apeiron that certain conditions precedent under the agreement have been met (the “Initial Exercise Period”). While the Initial Exercise Period would have expired in December 2020, Apeiron and Mr. Altan agreed to extend the exercise period under the Altan Option Agreement to December 31, 2022. The option was not exercised.
Apeiron Advisory Ltd.
Apeiron Advisory Ltd. (“Apeiron”), Sliema, Malta, and the Mynaric AG have concluded a contract as of March 25, 2022. According to the contract, Apeiron will provide the Group with political and strategic advisory, supporting its management team in building a relevant network of decision makers, thought leaders and institutional investors, as well as navigating government and international affairs. Vincent Wobbe, member of the Group’s supervisory board, is considered a related party due to his employment with the Apeiron Investment Group Ltd. As of December 31, 2022, the Group recognized expenses in the amount of €480 thousand and a liability in the amount of €30 thousand.

32.2.	Remuneration for members of the Management Board
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
The overall remuneration for the members of the Management Board comprises approximately 40% in fixed remuneration and 60% in performance-related remuneration in the event of 100% target achievement.
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

F-
40

Stock options
The third remuneration component comprises stock options granted to selected employees in the form of stock options from Stock Option Plans 2019, 2020, 2021 and 2022, in which the Management Board members also participate. A stock option right entitles the holder to the right to purchase Company shares at the respective exercise price. The vesting period for exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period, provided that the performance target has been achieved.
In the context of these plans, stock options were issued to the Management Board in 2019, 2020, 2021 and 2022, which entitle the holder to subscribe to Mynaric AG shares. Detailed information about the granted stock options are presented in Note 11.
Remuneration granted
The remuneration granted to the Management Board in fiscal year 2022 is broken down as follows:

	Short-term employee benefits		Equity-settled share-based payments
Year	Basic remuneration in € thousand	Short-term variable remuneration in € thousand	Number of stock options granted	Recognized as expense in € thousand	Total in € thousand
2022	1,380	488	108,000	1,818	3,686
2021	713	113	100,000	332	1,158
The chairman of the Management Board, Bulent Altan, received remuneration for his activities as CEO of the subsidiary Mynaric USA Inc., which is already included in the remuneration granted and paid. The other Management Board members did not receive any remuneration during their term for their activities in a subsidiary.

32.3.	Supervisory Board remuneration
The remuneration system of the Supervisory Board is based on the Company’s size, the duties and responsibilities of the Supervisory Board members, and the Company’s economic situation and expected future development. The remuneration of the Supervisory Board is governed by section 14 of the Company’s Articles of Association, which was amended on the Annual General Meeting on July 14, 2022. Accordingly, the Supervisory Board members receive a fixed annual remuneration, payable after the end of the fiscal year. The remuneration amounts to €60,000.00 per year, with the chairman receiving twice that amount and the deputy chairman receiving one and a half times this amount. An attendance fee of €500.00 are paid for Supervisory Board meetings. Supervisory Board members who are also members of the Audit Committee shall receive a remuneration in the amount of € 20,000.00 for each full financial year of membership of the Audit Committee in addition to the remuneration for their activities on the Supervisory Board as member, Chairman or Deputy Chairman. The Chairman of the Audit Committee shall receive one and a half times the remuneration. Members of the Supervisory Board receive reimbursement for their out-of-pocket
expenses, however, as well as reimbursement of the value-added tax on their remuneration and out-of-pocket
expenses. In addition, the Company bears the costs of D&O liability insurance for the Supervisory Board members. The Company does not grant any loans to the Supervisory Board members.
The annual remuneration for the Supervisory Board is as follows:

	For the years ended
€ thousand	December 31, 2022	December 31, 2021	December 31, 2020
Dr. Manfred Krischke	151	80	40
Peter Müller-Brühl	121	50	20
Steve Geskos	101	32	0
Wincent Wobbe	67	19	0
Hans Koenigsmann	66	12	0
Dr. Gerd Gruppe	0	39	30
Thomas Hanke	0	16	11
Dr. Thomas Billeter	0	15	20
Thomas Mayrhofer	0	0	9
Total	506	263	130

F-4
1

Shareholdings of management and supervisory board members
Based on available information, the board members have the following shareholdings:

Number of shares	December 31, 2022	December 31, 2021	Change
Peter Müller-Brühl	4,445	4,445	0
Joachim Horwath	220,527	220,527	0
Bulent Altan	1,136	1,136	0
Stefan Berndt-von Bülow	174	174	0

33.	Financial Instruments and Financial Risk Management

33.1.	Financial instruments
The financial instruments were allocated to the following categories:

	December 31, 2022		December 31, 2021
€ thousand	Current	Non-current	Current	Non-current
Financial Assets (AC)
Other financial assets	48	449	143	411
Cash and cash equivalents	10,238	0	48,143	0
Trade receivables	1,101	0	0	0
Total	11,387	449	48,286	411
Financial Assets (FVTPL)	172	0	0	0
Total Financial Assets	11,559	449	48,286	411
Financial Liabilities (FLAC)
Trade and other payables	9,238	0	8,396	0
Lease liabilities	1,855	7,087	1,638	7,389
Other Financial Liabilities	14,530	249	37	0
Total Financial Liabilities	25,623	7,336	10,071	7,389
For other financial assets of the AC category, trade receivables, and cash and cash equivalents, it is assumed that their carrying amounts correspond to their fair values due to their short terms.
The carrying amount of
non-current
financial assets of the category AC approximates the fair value. These include bank balances and non-interest-bearing
security deposits. The carrying amount approximates the fair value.
The carrying amount of current financial liabilities in the category FLAC, such as trade payables and other financial liabilities, corresponds to the fair value due to their short terms.
The carrying amount of
non-current
financial liabilities in the category FLAC, such as other financial liabilities approximate the fair value. Any difference between the carrying amount and the fair value is immaterial due to the fact, that are contracted close to the period end and therefore, reflect the market situation at period end. The lease liabilities are discounted in accordance with the requirements set out in IFRS 16.
As of December 31, 2022, the fair value of the prepayment option of the loan amounts to €172 thousand (December 31, 2021: €0). The prepayment option is recognized as other financial asset at FVTPL and was calculated by applying an option pricing model. This model uses the risk-free interest rate, the credit spread of the group and the interest rate volatility as material input factors. The volatility is considered as material unobservable input factor (Level 3).
The table below summarizes the impact on the fair values of Level 3 instruments by changing the significant unobservable input factors.

€ thousand	December 31, 2022 Profit or loss
	increase	decrease
Interest rate volatility (movement +/- 5%)	5	-5
Credit Spread (movement +/- 1%)	-29	29

F-4
2

Changes in level 3 financial instruments in 2022 are shown in the following table:

€ thousand	Fair value January 1, 2022	Additions	Disposals	Gains/(losses) recognized in financial income /expenses	Fair value December 31, 2022
Other financial and non-financial assets	—	454	0	-282	172
The net gains/losses by measurement category are as follows:

2022 - € thousand			Other income and expense items, or gain and loss items
Financial assets	AC	Measured at amortized cost	0
Derivative Financial Assets	FVTPL	measured subsequently at fair value through profit or loss	-282

2021 - € thousand			Other income and expense items, or gain and loss items
Financial assets	AC	Measured at amortized cost	0
Derivative Financial Assets	FVTPL	measured subsequently at fair value through profit or loss	0

2020 - € thousand			Other income and expense items, or gain and loss items
Financial assets	AC	Measured at amortized cost	0
Derivative Financial Assets	FVTPL	measured subsequently at fair value through profit or loss	0

33.2.	Financial risk management
The Group is exposed to the following risks from the use of financial instruments:

•	Credit risk (see Note 33.2 a))

•	Liquidity risk (see Note 33.2 b))

•	Market risk (see Note 33.2 c))
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
Capital risk management
The Group’s primary financial objectives include increasing the enterprise value on a sustained basis, ensuring solvency at all times to safeguard the Company’s ability as a going concern, and maintaining an optimal capital structure. Ensuring sufficient available liquidity is of key significance in this context. These objectives are managed by means of an integrated controlling concept, in which as part of the monthly closing process, management is provided with current indicators for various items of the financial statements and therefore also for changes in equity, and as the basis for necessary entrepreneurial decisions. The equity ratio as of December 31, 2022, was 34.6% (2021: 78.6%, 2020: 81.7%). The strong decrease of the equity ratio is due to the high consolidated net loss for the year of the financial year 2022 as well as the increase in other financial liabilities and other non-financial
liabilities. The equity ratio was calculated as the ratio of total equity to total assets.
There have been no changes in the Group’s overall capital risk management strategy relative to 2021.

a)	Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Group’s trade receivables and its cash and cash equivalents. The carrying amounts of the other financial assets and of contract assets correspond to the maximum credit risk exposure.

F-4
3

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
Detailed disclosures concerning the concentration of revenue in particular areas/regions can be found in Note 6. Segment reporting and information on geographical areas.
The Group has a receivables management system that facilitates initial and ongoing analysis of customer creditworthiness individually. This analysis comprises external ratings, information by credit agencies (if available), industry information, and, in some cases, information provided by banks. Before the Group enters a business relationship, a salesperson has to submit this opportunity into a Sales Triage with the purpose to analyze all facets of the opportunity. Prior to entering into business relationship with a customer, a member of the sales department enters the opportunity in a “sales triage” tool which analyzes key facts of the opportunity. The Group limits its credit risk from trade receivables by determining a maximum.
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
Cash and cash equivalents
The estimated loss allowance for cash and cash equivalents was calculated based upon expected losses within 12 months and reflects the short terms to maturity. As of December 31, 2022, the expected credit loss is not material and therefore was not recognized.

b)	Liquidity risk
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

F-4
4

To ensure the Group’s solvency and its ability as a going concern, Mynaric implemented an adapted profit and liquidity planning for the year 2023. To ensure the financing, the subsidiary, Mynaric USA Inc. (“Mynaric USA”), entered into a new five-year term loan credit agreement in the amount of

$75.0 million
, and Mynaric AG received an equity investment in the amount of
€12.4 million
 on April
25
, 2023. For further information refer to Note 36 (“Events after the reporting date”).
The following table shows the remaining contractual terms of financial liabilities as of the reporting date, including estimated interest payments. The amounts presented are undiscounted gross amounts, including contractual interest payments but excluding the presentation of netting effects.

	December 31, 2022
€ thousand	Carrying amount	less than 1 year	between 1 and 2 years	between 3 and 5 years	more than 5 years	Total
Trade and other payables	9,238	9,238	0	0	0	9,238
Lease liabilities	8,942	1,901	1,905	3,405	2,372	9,583
Other financial liabilities	14,779	14,628	98	180	0	14,906
Total	32,959	25,767	2,003	3,585	2,372	33,727

	December 31, 2021
€ thousand	Carrying amount	less than 1 year	between 1 and 2 years	between 3 and 5 years	more than 5 years	Total
Trade and other payables	8,396	8,396	0	0	0	8,396
Lease liabilities	9,027	1,640	1,605	3,148	3,328	9,721
Other financial liabilities	37	37	0	0	0	37
Total	17,460	10,073	1,605	3,148	3,328	18,154

c)	Market risk
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
Effects of currency risk
The following is a summary of quantitative information about the Group’s currency risk exposure provided to Group management:

December 31, 2022

€ thousand	USD
Intercompany receivables	4,060
Intercompany long-term lending’s	7,500
Cash and cash equivalents	3,868
Intercompany payables	55
Trade payables	142
Other liabilities	435
Net statement of financial position exposure	14,796

F-4
5

December 31, 2021

€ thousand	EUR	USD
Intercompany receivables	0	4,384
Other financial assets	0	33
Cash and cash equivalents	0	32,713
Intercompany payables	6,494	503
Trade payables	0	83
Other liabilities	0	185
Net statement of financial position exposure	-6,494	36,359
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

Effects on Group profit/loss
	2022		2021		2020
	Changes in exchange rates		Changes in exchange rates		Changes in exchange rates
€ thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	0	0	-328	328	-262	262
USD	740	-740	1,818	-1,818	35	-35
Total	740	-740	1,490	-1,490	-227	227

Effects on Group equity
	2022		2021		2020
	Changes in exchange rates		Changes in exchange rates		Changes in exchange rates
€ thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	0	0	-325	325	-233	233
USD	740	-740	1,818	-1,818	35	-35
Total	740	-740	1,493	-1,493	-198	198
The following exchange rates were used:

	Average rate			Spot exchange rate as of the reporting date
	2022	2021	2020	2022	2021	2020
EUR/USD	0.95441	0.84819	0.87322	0.93756	0.88292	0.89160
Interest rate risk
As of the reporting date, the Group does have an embedded derivative related to the loan, which is included in the other financial and non-financial
liabilities in the amount of €172 thousand (December 31, 2021: €0, December 31, 2020: €0). This derivative is exposed interest rate changes. A sensitivity analysis and their effects on the consolidated equity is disclosed in Note 33.1.

34.	Contingent Liabilities, Commitments, and Other Financial Obligations

34.1.	Contingent liabilities
Within the course of its ordinary activities, the Group may be involved in legal disputes from time to time. Based on the assessment of the Management Board as well as legal counsel, there are no claims beyond the litigation risks reported in the provisions that may be significant with regard to the Company’s business and its financial position and performance.

34.2.	Commitments
As in the previous year, there are no commitments arising under guarantees.

6

34.3.	Other financial obligations
Other financial obligations as of December 31, 2022, are as follows:

December 31, 2022

€ thousand	up to 1 year	1 to 5 years	>5 years	Total
Incidental rental costs	381	2,438	2,480	5,299
Software and licenses	1,012	1,117	0	2,129
Other	262	0	0	262
Total	1,655	3,555	2,480	7,690
The significant amount in financial obligations from software and licenses includes an agreement for the use of SAP. The other obligations are primarily service contracts.
In addition, there are financial obligations from outstanding purchase orders for intangible assets and Property, plant and equipment in the following amounts:

€ thousand	December 31, 2022
Intangible assets	14
Property, plant and equipment	1,258
Total	1,272

35.	Governing bodies of the Company
The Management Board consists of the following members:

•	Bulent Altan, Co-CEO, Master of Science in Aerospace, Playa Vista, California

•	Mustafa Veziroglu, Co-CEO, Master of Business Administration, Monte Sereno, California, USA (since August 2022)

•	Stefan Berndt-von Bülow, CFO, graduate in business administration, Tutzing

•	Joachim Horwath, CTO, Dipl,-Ing, Gilching
The Supervisory Board consists of the following members:

•	Dr, Manfred Krischke, Chairman, CEO of Cloudeo AG

•	Peter Müller-Brühl, Deputy Chairman, COO of GreenCom Networks AG

•	Steve Geskos, member of the Supervisory Board, Managing Director Rose Park Advisors

•	Hans Königsmann, member of the Supervisory Board, Former vice president of flight reliability at SpaceX

•	Vincent Wobbe, member of the Supervisory Board, Head of Public Markets Investments Apeiron Investment Group

36.	Events after the reporting date
Changes in the Management Board
Mustafa Veziroglu has been appointed as
Co-CEO
with Bulent Altan for the Mynaric AG as of February 1, 2023.
Credit agreement 2023
On April 25, 2023, our subsidiary, Mynaric USA Inc. (“Mynaric USA”), entered into a new five-year
term loan credit agreement with two funds affiliated with a U.S.-based global investment management firm (the “Lenders”), and Alter Domus (US) LLC, as administrative agent. Pursuant to the credit agreement 2023, the lenders agreed to provide Mynaric USA with a secured term loan facility in an aggregate principal amount of
$
75
 m
illion. Mynaric USA drew the full amount of the facility (subject to a
1
%
original issue discount) on the day of the execution of the credit agreement 2023. The loans under the credit agreement 2023 bear interest at a rate equal to Term SOFR for a 3-month tenor (subject to a 2% floor), plus a margin of 10%, and for the first two years, interest in an amount equal to 3% can be paid in kind by increasing the principal amount of the loans.

In addition, the credit agreement 2023 requires Mynaric USA to pay an exit fee to the Lenders at the time the loans are repaid, prepaid or accelerated. The exit fee is calculated as 200% of “invested capital” less the cumulative amount of principal repayments and cash interest payments on the loans received prior to the exit date, with

“invested capital” defined to mean $74,250,000 plus the aggregate amount by which the principal amount of the loans is increased as a result of the payment of interest in kind. The exit fee percentage would be reduced to 185% if the exit fee is triggered prior to the fourth anniversary of the drawdown date and 180% if triggered prior to the third anniversary of the drawdown date. In addition, certain partial mandatory prepayments require the payment of a portion of the exit fee prior to the full repayment of the facility.
The loans under the credit agreement 2023 are guaranteed by the Company and each of its subsidiaries and are secured by a security interest in substantially all of the assets of the borrower and each of the guarantors.

A portion of the proceeds of the loans were used to repay in full the Company’s existing indebtedness under the credit agreement entered into in 2022 and for fees and expenses associated with entering into the credit agreement 2023, the remaining amount will be used for general corporate purposes.
The credit agreement 2023 contains customary events of default, as well as customary affirmative and negative covenants, including covenants that limit the ability of the borrower and the guarantors to incur indebtedness or liens, make investments, sell assets, pay dividends or engage in mergers or other corporate transactions. Each such covenant is subject to customary exceptions and qualifications. In addition, the credit agreement 2023 contains financial maintenance covenants, including a covenant requiring the Company not to exceed a specified consolidated leverage ratio (as calculated in accordance with the credit agreement) as of the end of any quarter commencing with the quarter ending March 31, 2025 and a covenant requiring the Company to maintain minimum average weekly liquidity of $10 million during each quarter, commencing with the quarter ending June 30, 2023.
Equity Investment
In connection with the credit agreement 2023, on
April
25
, 2023, the Company and
two affiliates of the Lenders (the “Subscribers”)
entered into a subscription agreement, pursuant to which
the Subscribers
subscribed for 401,309
and 163,915

new ordinary registered shares,
respectively.

The placement price for the new shares was €22.019 per ordinary share, resulting in an aggregate proceeds raised
of €12.4 million. On the same day, the management board of the Company resolved, with the approval of the supervisory board, to increase the Company’s share capital from €5,668,391.00 to €6,233,615.00 by issuing 565,224 new ordinary registered shares by partially utilizing the Authorized Capital 2022/I and with the exclusion of the shareholders’ subscription rights.

We applied to the commercial register for the registration of the capital increase on April 27, 2023. Upon effectiveness of the capital increase, the Subscribers will own approximately 6.4% and 2.6%, respectively, of Mynaric’s total share capital.
RSU Program 2022
In November 2022, a new RSU program agreement was set up for 262,147 subscription rights. The subscription right will be granted to selected employees of the Group of restricted stock units (RSUs). Under the RSU Program 2022, each beneficiary will be granted a specific Euro amount, which will be converted into a certain number of RSUs, which is dependent on the six-month
average closing price of the shares or share certificates.
RSUs will vest in instalments over a four-year vesting period as follows:

•	25% of the RSUs vest 12 months after the grant date;

•	The remaining unvested RSUs will vest in equal amounts each quarter thereafter.
At the discretion of the Company, vested RSUs are settled either (i) by way of new shares utilizing the Authorized Capital 2022/II (as described below under “Description of Share Capital and Articles of Association—Conditional Capital”) or (ii) by way of a cash settlement.
The granting of RSUs from the RSU Program 2022 was classified and measured as equity-settled share-based payment in accordance with IFRS 2.
The program was approved by the management board in February 2023 and by the supervisory board in March 2023.
Gilching,
April

30
, 2023
The Management Board

Bulent Altan Co-CEO	Mustafa Veziroglu Co-CEO	Joachim Horwath Founder & CTO	Stefan Berndt-von Bülow CFO

F-4
8