Form 20-F/A
period 2022-12-31
Mynaric AG
filed 2023-08-23
CIK 1850453

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
†
provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

EXPLANATORY NOTE
Mynaric AG (the “Company”) is filing this Amendment No. 1 (the “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission on May 1, 2023 (the “Original Filing”), to address a comment from the staff of the SEC (the “Staff”) in relation to the report of the independent registered public accounting firm in the Original Filing. In the Original Filing, the report of the independent registered public accounting firm (the “Auditor Report”) inadvertently omitted the name and conformed signature of the independent auditor, KPMG AG Wirtschaftsprüfungsgesellschaft, although a signed copy of the Auditor Report had been provided by KPMG AG Wirtschaftsprüfungsgesellschaft.
This Amendment No. 1 is being filed solely to address the Staff’s comment as set out above and in keeping with the requirements of Rule 2-02 of Regulation S-X promulgated by the Securities and Exchange Commission and to provide the correct Auditor Report.
This Amendment No. 1 speaks as of the date of the Original Filing, or May 1, 2023. Except as required to reflect the amendment in response to the Staff’s comments, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to May 1, 2023. The exhibits to this Amendment No. 1 include updated certificates in Exhibits 12.1, 12.2, 13.1, 13.2 (new certifications by the Company’s current chief executive officer and chief financial officer as required by Rule 12b- 15 under the Securities Exchange Act of 1934, as amended) and Exhibit 15.1 (consent of independent registered public accounting firm).

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
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As a “foreign private issuer,” as defined by SEC rules, we are permitted to follow certain German corporate governance practices instead of those otherwise required under Nasdaq rules for domestic U.S. issuers. Specifically, a foreign private issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), prov id
ed, however, that such a company shall comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURIS
DIC
TIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to “Item 18 Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under this Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS.

Exhibits	Description

1.1***

Articles of Association of Mynaric AG (translated into English), dated August 16, 2022 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 1, 2023)

1.2

Rules of Procedure of the Management Board of Mynaric AG (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 29, 2022)

1.3

Rules of Procedure of the Supervisory Board of Mynaric AG (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 29, 2021)

2.1

Form of Deposit Agreement between the registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

2.2

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

2.3***	Description of Securities (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 1, 2023)

4.1	Mynaric AG, Stock Option Program 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 19, 2021)

4.2	Mynaric AG, Stock Option Program 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 19, 2021)

4.3	Mynaric AG, Stock Option Program 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 19, 2021)

4.4

Mynaric AG, Restricted Stock Units Program 2021 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on October 19, 2021)

4.5***	Mynaric AG, Stock Option Program 2022 (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 1, 2023)

4.6

Business Opportunity Agreement, dated October 21, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

4.7***†

Credit Agreement entered into by and between Mynaric USA Inc., Mynaric AG, CO FINANCE II LVS I LLC, CO FINANCE LVS XL LLC and Alter Domus (US) LLC, dated as of April 25, 2023 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 1, 2023)

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

*	Filed herewith.
**	Furnished herewith.
***	Previously filed or furnished with the Company’s Annual Report on Form 20-F on May 1, 2023.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYNARIC AG

By:	/s/ Mustafa Veziroglu
	Name:	Mustafa Veziroglu
	Title:	Chief Executive Officer

By:	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

Date: August 23, 2023

MYNARIC AG

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Mynaric AG and subsidiaries
(the Company)
as
of December 31, 2022 and 2021, the related consolidated statements of profit/loss and other comprehensive income/loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
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

$75.0 million
,
and Mynaric AG received an equity investment in the amount of
€12.4 million

on April 25, 2023. For further information refer to Note 36 (“Events after the reporting date”).
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