Form 20-F
period 2023-12-31
Mynaric AG
filed 2024-05-17
CIK 1850453

sei

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report —————

For the transition period from ————— to —————

Commission File No. 001-41045

MYNARIC AG

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Bertha-Kipfmüller-Str. 2-8

81249 Munich, Germany

+49 (0)89 5589 428 0

(Address of principal executive offices)

Stefan Berndt-von Bülow

c/o Mynaric AG

Bertha-Kipfmüller-Str. 2-8

81249 Munich, Germany

+49 (0)89 5589 428 0

stefan.berndtvonbuelow@mynaric.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depository Shares	MYNA	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	–	The Nasdaq Stock Market LLC(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

6,318,322 ordinary shares, no par value.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Annual Report and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Annual Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars. For the convenience of the reader, we have translated some financial information into U.S. dollars. Unless otherwise indicated, these translations were made based on the Euro/U.S. dollar exchange rate published by the European Central Bank on December 29, 2023, which was €1.00 to $1.105.

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Annual Report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Airbus, ARK Investment Management LLC, article on “Optical Wireless Communication” by Harald Haas, Jaafar Elmirghani, Ian White, Aviation Week Network, BryceTech, German Aerospace Center, EDR Online, FCAS Forum, MarketsandMarkets, Meta, Morgan Stanley (Space Economy), Orbiting Now, Space Capital, Space Development Agency, Space Explored, SpaceNews, Stockholm International Peace Research Institute (SIPRI), The National Interest, The Royal United Services Institute (RUSI), and Via Satellite.

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

i

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

“DoD” refers to the U.S. Department of Defense.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (as amended, the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

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
•
our planned monetization of our technology and products; and
•
our expectations regarding the development of our industry, market size and the competitive environment in which we operate.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors,” the following:

•
we are a development-stage company with a history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern; we may never be able to execute our business strategy successfully, generate revenue or reach profitability;
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
•
the covenants under the Credit Agreement 2023 impose operating and financial restrictions on us that could significantly impact our ability to operate our business;
•
our failure to comply with the covenants or other terms of the Credit Agreement 2023, including as a result of events beyond our control, could result in a default under the Credit Agreement 2023 that would materially and adversely affect the ongoing viability of our business;
•
the Credit Agreement 2023 requires the payment of an exit fee under certain circumstances;
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
•
regulations related to conflict minerals, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, and other supply chain regulations, such as the German Supply Chain Act may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals and other materials used in the manufacturing of our products;

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

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report, including the uncertainties and factors discussed under “Item 3. Key Information—D. Risk Factors” and the documents that we have filed with the SEC as exhibits to the registration statement, of which this Annual Report is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect. All forward-looking statements made in this Annual Report are qualified by these cautionary statements.

Comparison of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

v

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or operating results. For a more complete discussion of the material risks facing our business, see “Item 3. Key Information—D. Risk Factors”:

•
we are a development-stage company with a history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern; we may never be able to execute our business strategy successfully, generate revenue or reach profitability;
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
•
the covenants under the Credit Agreement 2023 impose operating and financial restrictions on us that could significantly impact our ability to operate our business;
•
our failure to comply with the covenants or other terms of the Credit Agreement 2023, including as a result of events beyond our control, could result in a default under the Credit Agreement 2023 that would materially and adversely affect the ongoing viability of our business;
•
the Credit Agreement 2023 requires the payment of an exit fee under certain circumstances;
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
•
regulations related to conflict minerals, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, and other supply chain regulations, such as the German Supply Chain Act may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals and other materials used in the manufacturing of our products;
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

We have a history of net losses and negative net cash used in operating activities since our inception and we expect losses and negative net cash used in operating activities to continue for the foreseeable future. For the years 2023, 2022 and 2021, we incurred consolidated net losses of €93.5 million, €73.8 million and €45.5 million, respectively. As of December 31, 2023, 2022 and 2021, we had an accumulated deficit of €260.1 million, €166.5 million and €92.8 million, respectively. For the years ended December 31, 2023, 2022 and 2021, we had negative net cash used in operating activities of €29.0 million, €50.2 million and €39.4 million, respectively. We expect that we will incur additional significant expenses as we continue to develop our products, expand and refine our technology and conduct research on new technologies. We will also incur significant expenses related to adding infrastructure and personnel to support our growth and preparations for the commercialization of our products, increasing our sales and marketing activities with the goal of building our brand. We will not be able to cover our expenses with revenues at least until such time at which we begin material deliveries of our products and significantly increase the scale of our operations and, therefore, intend to use the proceeds from recent debt and equity financings to cover our ongoing and future expenses. Furthermore, the auditor’s reports covering our consolidated financial statements as of and for the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021 each includes a sub-section entitled “Material Uncertainty Related to Going Concern Assumption,” which indicates that a material uncertainty exists that may cast significant doubt on the group’s ability to continue as a going concern and which represents a going concern risk within the meaning of Section 322 para. 2 sentence 3 of the German Commercial Code. Thus, we need to be successful in obtaining additional financing in a timely manner to fund our operational and financial obligations.

Based on our liquidity position as of May 17, 2024 and our management’s forecast of sources and uses of cash and cash equivalents, we believe that we have sufficient liquidity to finance our operations over at least the next twelve months from the date of this Annual Report. However, there can be no assurance that revenue and cash-in from customer contracts will be generated in the amount as expected or at the time needed. A shortfall of revenues and of the corresponding cash-in from customer contracts compared to the budget could require additional external financing to meet our current operational planning. In such a situation, if we should be unable to obtain such additional financing or take other timely actions in response to such circumstances, for example significantly curtailing our current operational budget in 2024, we may be unable to continue as a going concern. As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

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

Aerospace-based communication networks may comprise various platforms, including satellites, drones and airplanes, and may be located in outer space, the troposphere (i.e., at the height of commercial aviation), or in the stratosphere (i.e., at a height of 20 to 30 kilometers above ground). Aerospace-based communication networks consisting of a large volume of satellite or aircraft platforms are referred to as constellations. Each individual node within the network, i.e., each aircraft or satellite, typically contains multiple laser communication units ranging from two to four units. Our ability to successfully develop and commercialize our laser communication products (e.g., flight terminals) depends on potential customers’ willingness to invest, on a global scale, in the development of such constellations. If such constellations are not developed on a global scale, there would be limited applications available for our ground and flight terminals, such as the connection of individual airplanes, drones or satellites with the ground.

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

If laser communication remains a niche market, demand for our products would be significantly lower than we currently anticipate, as a result of which we may not be able to sell our technology or products. Our approach of developing standardized and modularized products for large-scale deployment could prove unsuccessful if certain customers demand widely varying product specifications and units in significantly lower quantities. This would require project-specific production (as typically being carried out by traditional key suppliers to the air and space (defense) industries) instead of serial production, meaning that our anticipated economies of scale could fail to materialize. If the wireless laser communication market does not develop as we anticipate, we may not be able to implement our business strategy and/or generate any revenues as a result of which we may need to curtail our operations or seek additional financing earlier than anticipated.

Our prospects and operations may be adversely affected by changes in government spending and general economic conditions, which may negatively affect demand for laser communication solutions.

Current demand for laser communication is predominantly driven by government needs, with the United States government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. Accordingly, governments around the world have invested significantly in research and development as well as deployment of laser communication and other technologies. In fact, defense-related spending in the U.S. and Europe increased following geopolitical tensions. For example, the DoD's budget for 2024, the DoD’s proposed budget for the fiscal year 2024 includes $30.1 billion for the U.S. Space Force and the SDA, an increase of $3.8 billion compared to 2023. However, spending authorizations for defense-related and other programs by the U.S. and other governments have fluctuated in the past, and future levels of expenditures and authorizations for these programs may not remain at current levels and could possibly decrease, including due to shifts to programs in areas where we do not provide services. To the extent the U.S. government and its agencies or other governments reduce spending on such services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for our services could decrease which could adversely affect our anticipated revenue and business prospects.

While government funding is currently driving laser communication demand, we expect additional demand for commercial applications to drive growth in the overall market in the near to medium-term. However, commercial market demand may be negatively affected in the short to medium-term by prevailing economic conditions, with high inflation, rising interest rates and fears of recession creating a challenging fundraising environment for constellation operators relative to demand from government-funded programs. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our commercial and, to a lesser extent, our governmental customers may choose not to pursue high-risk, capital-intensive infrastructure projects such as satellite constellations or other systems including laser communication capabilities. To the extent any of the risks to the commercial market for laser communication materializes, demand for our products may be lower than we currently anticipate, which could have a negative impact on our revenue and overall financial condition.

The potential customer base for the use of our products is limited.

Given the technological challenges and the high capital expenditures required for the development and deployment of our products, our potential customer base is limited. There are a small number of potential customers deploying our laser communication equipment. Successful customer acquisition and retention of capable significant initial customers is therefore critical to generate follow-on business such as the implementation and maintenance of complementary products. As a result, our ability to sell laser communication products at scale is dependent on our ability to successfully acquire and retain significant initial customers by winning their business at an early stage like our strategic agreement with Northrop Grumman International Trading, Inc. (“NG”), our agreements with Loft Federal and our strategic cooperation framework with an affiliate of L3Harris. Due to our limited potential customer base, we anticipate that sales to initial customers will be, individually, material to our future revenues, results of operations and cash flows. Accordingly, any change in the relationship with any existing customer, the strength of any customer’s business or their demand for our products could materially adversely affect our results of operations and net cash used in operating activities. Similarly, any failure to acquire and maintain relationships with other key customers, as well as the loss of any potential customer, would have a highly adverse impact on the sale of our products and, as a result, on our results of operations.

Our business is affected by the implementation of industry standards guaranteeing interoperability between laser communication products of different vendors, which could be unsuccessful.

We believe that the establishment of a large-scale market for laser communication depends on the successful development and implementation of industry standards guaranteeing interoperability between laser communication products of different vendors. As of today, the optical communications terminal standard issued by the SDA is the leading industrial standard adapted by multiple companies involved in U.S. government programs. So far, we and others have successfully conducted demonstrations of the implementation of the SDA standard in various test scenarios. We cannot assure you that efforts to ensure cross-vendor interoperability will ultimately be successful for all relevant products and applications.

Furthermore, commercial constellations of sufficient size and scale may decide to create and implement their own standard to optimize their network. As a consequence, multiple competing industry standards may emerge in parallel, which could cause a fragmentation of the market, potentially hindering sustained growth of the laser communication market. The U.S. Defense Advanced Research Projects Agency’s (“DARPA”) Space Based Adaptive Communications Node (“Space-BACN”) program aims to establish a flexible optical communications terminal that can adapt to multiple future industry standards. In December 2021, August 2022 and January 2024, we were selected to contribute to phase 0, phase 1 and phase 2, respectively, of the program. We cannot, however, assure you that efforts to ensure a terminal agnostic to a large variety of industry standards will ultimately be successful.

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

While we believe that there are currently only a few enterprises offering viable products to utilize laser communication technology for aerospace-based communication networks, we are subject to significant and intensifying competition within the satellite industry and from other providers of communication capacity, including large multinational enterprises. Public announcements of successful test missions and future functionality availability such as the ones from SpaceX and Capella Space have drawn significant public attention to the laser communication market. To compete successfully and to be able to establish and maintain a competitive position in current and future technologies, we will need to demonstrate the advantages of our technology over both new and well-established alternative solutions for communication networks. If our technology is not, or our future products or services are not, competitive, our business and sales potential would be harmed.

Many of our current and potential competitors are larger than us and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies and the promotion of their offerings, and they may be able to offer lower prices in order to establish or gain market share. In addition, certain companies that are potential customers (such as SpaceX or Amazon) may develop or advance their in-house laser communication capabilities and as a result compete with us or not require laser communication equipment from third parties, such as us. Competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and offerings or may lobby potential governmental customers against us. Furthermore, it is possible that German or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than us, may seek to provide products or services that compete directly or indirectly with ours. Any such foreign competitor could, for example, benefit from subsidies from, or other protective measures implemented by, its home country.

In the aerospace sector, our competitors include TESAT Spacecom (an Airbus subsidiary), SA Photonics (a subsidiary of CACI International Inc), Thales Alenia Space, Ball Aerospace, General Atomics Electromagnetic Systems, Honeywell International, Skyloom Global Corp., and Space Micro, as well as a handful of other entities that possess the necessary technical know-how and resources to compete with us. Furthermore, large information technology enterprises such as Cisco, Huawei, CommScope, Infinera and Corning already have experience in wired laser communication for ground-based fiber networks and may potentially enter the market. In addition, aviation enterprises such as Boeing and large military equipment suppliers may enter the market. For example, QinetiQ and Hensoldt are both actively promoting laser communication capabilities. These companies may employ aggressive strategies like subsidy-enabled dumping and lobbying of customers, partners, investors and the media in an attempt to force us out of the market (e.g., by delaying the deployment of our products in certain geographical areas). As the market expands, we expect the entry of additional competitors who may have longer operating histories, more extensive international operations, greater name recognition and/or substantially greater technical, marketing and financial resources.

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

Some of our customers, suppliers or competitors have made or may make acquisitions or enter into partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. For example, in October 2023, Eutelsat acquired OneWeb; in May 2023, Viasat acquired Immarsat and Advent International acquired U.S.-based earth observation operator Maxar Technologies; and in December 2021, CACI International Inc. acquired our competitor SA Photonics. The effects of these recent consolidations on us and our industry in general are still to be determined, but they may create unforeseeable dynamics giving advantages to our competitors. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets as well as greater financial, technical and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or services functionality. Continuing industry consolidation may give our competitors advantages over us which may result in decreased demand for our products or increased pressure to lower the prices for our products, each of which would negatively impact our revenue and consequently harm our results of operations and business prospects.

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

If our customers are unsuccessful in the initial deployment of our products, this could be considered as indicative of future performance of our products and could significantly harm our reputation in the market. Potential difficulties in connection with meeting obligations under contracts with initial customers, such as delivery delays, technical performance or quality, could lead to a loss of the affected customer and other existing or potential customers. In such cases, it is unlikely that we would succeed in compensating for the related losses in revenues through new customers in the short to medium-term. As a result, any failure in the initial deployment of our products by initial customers would have a materially adverse impact on our anticipated revenue and future prospects.

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

Furthermore, any disruptions to our supply chain, significant increase in component costs, or shortages of critical components could adversely affect our business and result in increased costs or missed deliveries to our customers. Such a disruption could occur as a result of any number of events, including, but not limited to, war, global pandemics and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, the escalation of hostilities in the Middle East, the implementation of tariffs, export controls or other actions by or against foreign nations (including China) and general market shortages due to surge in demand for any particular part or component. Any such disruption or shortage may be further driven by increases in prices or impact of inflation, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, the unavailability of raw materials, geopolitical developments, terrorism and disruptions in utilities, trade embargos and other services. For example, certain countries have imposed or may impose in the future export restrictions with respect to certain electronic components, which may include components that we use in our manufacturing process.

Supply chain constraints may emerge and delay our production or the development of upcoming CONDOR and HAWK product versions. A persisting high inflation environment could put pressure on our unit costs in the future and increased upfront payments to our suppliers and earlier phasing of those payments may put pressure on our non-recurring costs in future periods. In addition, any future updates or modifications to the anticipated design of our products may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our production capacities and thus delay the shipment of our products as well as adversely affect market acceptance for our products.

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

We have entered into and may in the future enter into strategic partnership agreements with key customers, which may include exclusivity arrangements and provisions that allow either party to terminate the relationship under certain specified circumstances. For example, on October 31, 2021, we entered into a strategic agreement (the “Strategic Agreement”) with NG pursuant to which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. Under the Strategic Agreement, we may also collaborate on the development of laser communications for aerospace-based and defense applications outside the space sector. In return, NG has agreed to provide us with an annual minimum awards opportunity to sell and provide to NG customized products or off-the-shelf products and/or related services. Although NG was selected by the U.S. government to provide 42 satellites for the Tranche 1 Transport Layer program, making us the sole supplier of optical communication terminals, there is no guarantee that NG will present us with further opportunities in the anticipated annual amount. Even if they do, there is no guarantee that NG will be awarded the contracts. Furthermore, during the term of the Strategic Agreement, we will not be able to develop and sell customized products to any third party in the space sector where the ultimate customer is a U.S. government customer. Our failure to comply with this exclusivity obligation under the Strategic Agreement could result in NG terminating the Strategic Agreement. In July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges. In connection therewith, L3Harris invested €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares of the Company. While we intend to build on our existing collaboration with L3Harris in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground, there is no guarantee that we will receive any purchase orders from L3Harris.

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

Our optical communications terminal backlog grew significantly over the past few years, from six terminal deliverables in backlog as of December 31, 2020 to 10 units in backlog as of December 31, 2021 (not taking into account the terminal deliverables under our contract with SpaceLink; see further information below), to 256 units in backlog as of December 31, 2022 and to 796 units in backlog as of December 31, 2023. Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Optical communications terminals are defined as the individual devices responsible for pointing the laser beam and capable of establishing a singular optical link. The optical communications terminal backlog includes (i) optical communications terminal deliverables related to customer purchase orders; and (ii) optical communications terminal deliverables in the context of other signed agreements. Backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled, changed and adjusted orders. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions.

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

The implementation of our business strategy requires significant capital outlays. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand. To date, we have primarily raised capital and funded our operations with proceeds from the sale of our ordinary shares as well as debt financing. On April 25, 2023, Mynaric USA Inc. (“Mynaric USA”), as the borrower, the Company and all its other subsidiaries, as guarantors, two funds affiliated with a U.S.-based global investment management firm, as lenders (the “Lenders”), and Alter Domus (US) LLC, as administrative agent, entered into a five-year, secured term loan credit agreement in an aggregate principal amount of $75 million (the “Original Credit Agreement 2023”). We have fully drawn on all commitments under the Original Credit Agreement 2023. In March 2024, we amended the Original Credit Agreement 2023 (the “First Amendment” and the Original Credit Agreement 2023 as so amended, the “Credit Agreement 2023”) to add a delayed draw term loan facility in an aggregate amount of $20 million, of which $10 million remain undrawn as of the date hereof. In addition to the loan, two affiliates of the Lenders agreed to subscribe for and acquire an aggregate of 565,224 new ordinary shares of the Company. The placement price for the new shares was €22.019 per ordinary share, resulting in aggregate proceeds raised of €12.8 million.

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

Our ability to raise further debt financing, should we need or choose to do so, will largely depend on past financial results. Given that we and the industry in which we operate are still at a very early maturity stage and due to our intensive development activities over the last few years, we have consistently incurred significant losses, which have a negative impact on our creditworthiness to banks and lenders. We may fail to obtain debt financing due to a perceived low creditworthiness, a lack of credit ratings, a lack of positive cash flow, our management’s inability to negotiate with existing or potential lenders, as well as external factors such as general market interest rates, banks’ and other lenders’ credit policies or changes in the legal environment. Furthermore, any debt financing, if available, may involve restrictive covenants that could reduce our operational flexibility or profitability.

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

The covenants under our Credit Agreement 2023 impose operating and financial restrictions on us that could significantly impact our ability to operate our business.

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

As a result of these covenants, we are limited in the manner in which we may conduct our business, and we may be unable to engage in attractive business activities or finance future operations or capital needs. These restrictive covenants may limit our ability to engage in activities that may be in our long-term best interest.

Our failure to comply with the covenants or other terms of the Credit Agreement 2023, including as a result of events beyond our control, could result in a default under the Credit Agreement 2023 that would materially and adversely affect the ongoing viability of our business.

A failure to comply with the covenants or other terms of the Credit Agreement 2023 could result in an event of default which, if not cured or waived, could result in the acceleration of a substantial amount of our indebtedness and entitle the Lenders to exercise remedies against their collateral.

Our obligations under the Credit Agreement 2023 are secured by a security interest in substantially all of the assets of the borrower and each of the guarantors, which include the Company and each of its existing subsidiaries. Future subsidiaries of the Company are also required to become guarantors of the loans and to grant a security interest in their assets as security for the loans. Accordingly, an acceleration of the debt would result in the Lenders being entitled to claim the full amount owed from all of the entities in the Mynaric Group, and the exercise of remedies by the Lenders against their collateral could result in foreclosure of substantially all the assets of the Mynaric Group, which would have a material adverse effect on the ongoing viability of our business and could result in insolvency proceedings. In the event of an insolvency, given that the Lenders under the Credit Agreement 2023 hold a senior secured position, the obligations owing to them would need to be paid before any funds could be made available to unsecured creditors or equity holders.

Accordingly, if we default on our indebtedness, this could have a material adverse effect on our business, financial condition and results of operation.

The Credit Agreement 2023 requires the payment of an exit fee under certain circumstances.

The Credit Agreement 2023 requires Mynaric USA, as borrower, to pay an exit fee to the Lenders at the time the loans are repaid in full, prepaid in full or accelerated. Such exit fee is calculated as 180% of “invested capital” less the cumulative amount of principal repayments and cash interest payments on the loans received on or prior to the exit date, with “invested capital” defined to mean $74,250,000 plus the aggregate principal amount of term loans advanced under the delayed draw term loan facility (less the 2% original issue discount on such additional term loans) plus the aggregate amount by which the principal amount of the loans is increased as a result of the payment of interest in kind. The exit fee percentage will increase to 185% if the exit fee is triggered on or after the third, but prior to the fourth, anniversary of the drawdown date, and will increase to 200% if the exit fee is triggered on or after the fourth anniversary of the drawdown date. In addition, certain events occurring prior to the full repayment of the facility may trigger mandatory prepayments which also require the payment of an exit fee. Such mandatory prepayments may be triggered upon dispositions of the Company’s assets or upon equity issuances of the Company, subject to specified conditions and in excess of specified amounts.

In the event of an acceleration or mandatory prepayment, we may not have or be able to obtain sufficient funds to refinance our indebtedness or to make any accelerated payments or mandatory prepayment. Even if we were able to obtain new financing, we would not be able to guarantee that the new financing would be on commercially reasonable terms. If the payment of an exit fee is triggered under the Credit Agreement 2023 earlier than we currently anticipate, or if events occur that trigger the payment of a higher exit fee than we currently anticipate will be the case at the end of the loan’s term, we may not have or be able to obtain sufficient funds in order to satisfy such payment obligations, which may have a material adverse effect on our financial condition and results of operation.

A change of control could result in us facing substantial repayment obligations under the Credit Agreement 2023.

Certain events relating to a change of control of the Company and our subsidiaries would constitute an event of default under the Credit Agreement 2023. As a result, upon a change of control event, we may be required to immediately repay the outstanding principal, any accrued interest on and any other amounts owed by us under the Credit Agreement 2023. The source of funds for these repayments would be our available cash or cash generated from other sources and there can be no assurance that we would have, or be able to obtain, sufficient funds to repay such indebtedness and other payment obligations in full. If we were unable to obtain sufficient funds to repay such indebtedness and other payment obligations, this would have a material adverse effect on our financial condition and results of operation.

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

We conduct business transactions predominantly in foreign currencies. Accordingly, exchange rate movements can have an adverse effect on our financial position and results of operations. Exposure to foreign currency exchange risk arises, for example, from purchases and sales transacted by one of our operating units in currencies other than the unit’s functional currency. We operate primarily in Europe and the U.S. with approximately 90% of our outstanding cash-in from customer contracts denominated in U.S. dollars. Most of our sales are thus transacted in foreign currency (U.S. dollars). U.S. dollar cash inflows are partially used to finance the Company’s U.S. subsidiary. As of December 31, 2023, we had U.S. dollar receivables and cash at banks of $20.0 million. Any changes in foreign currency exchange rates may severely impact our net cash used in operating activities and our result of operations.

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

Furthermore, the United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions such as the invasion of Ukraine by Russia in February 2022. In response to this invasion, the North Atlantic Treaty Organization (NATO) deployed additional military forces to Eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced and implemented sanctions and restrictive actions against Russia and related individuals and entities. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, and could further drive supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, which, in the end, may make it more difficult for us to obtain equity or debt financing and negatively impact demand for our products.

Moreover, in October 2023, hostilities between Israel and the Hamas as well as other terrorist organizations escalated with the sudden massive attack on Israel and its civil population in October 2023. Israel is one of our focus markets. It is currently uncertain how the escalation of the hostilities in Israel and the Middle East may affect our ability to successfully market and distribute our products in that region. In addition, the hostilities may have a broader negative impact on financial markets and the geopolitical and financial scenario, globally and for individual countries and regions.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”), was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp., and on May 1, 2023, First Republic Bank (now part of JPMorgan Chase), were each swept into receivership. Since that time, there have been reports of instability at other U.S. banks. As of December 31, 2023, we held $13.3 million of our cash in non-interest bearing bank accounts at First Republic Bank. Although we are not a borrower or party to any such instruments with SVB, Signature or any other financial institution currently in receivership, if any of our lenders or counterparties to any financial instruments (such as letters of credit) were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain government securities held by financial institutions to mitigate the risk of potential losses on the sale of government securities with interest rates below current market interest rates, widespread demand for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also relate to the financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

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

Finally, a critical supplier or business partner could be adversely affected by any of the liquidity or other risks that are described above and may file for bankruptcy or open insolvency proceedings, which could in turn negatively affect our operations (for example, if we need to seek an alternative supplier or business partner, possibly having to adapt our products to new components, which could result in additional costs and delays in the deliveries of our products to our customers).

If any of these risk materializes, this would have a material adverse effect on our financial condition and results of operations.

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

Currently, our largest potential customer base is located in the United States and Canada. We believe that further potential markets may develop in a number of European countries, as well as certain Asian (except China) and Middle Eastern countries. Our products could, therefore, become subject to international trade restrictions in these markets. For example, with respect to the United States, there is a risk that our products may become restricted under arms control provisions, such as the International Traffic in Arms Regulations (“ITAR”). We have implemented policies, plans and procedures to comply with arms control regulations and our products are currently not restricted under arms control provisions in the U.S., such as the ITAR. However, we cannot assure you that in the future all required components for our products can be obtained under these policies. If our products become subject to the ITAR, we may experience lower customer demand for our products. To the extent that certain required parts can only be obtained in compliance with arms control regulations our products could also become subject to arms control regulations, which could have a significant negative effect on the marketability of our products. This would limit our potential customer base to a very limited number of potential customers who are able to import and purchase arms products in accordance with applicable regulations, which could have a material adverse effect on our commercialization plans.

If we do not maintain required security clearances from, and comply with our security agreements with, the U.S. government, we may not be able to enter into future contracts with the U.S. government requiring such clearance.

To participate in certain U.S. government programs, we expect to seek and obtain security clearances from the DoD, including by establishing a U.S. entity cleared for access to classified information. For example, certain contracts with the U.S. government may require us to be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). In anticipation of potential future U.S. government contracts, in April 2022, we established a new U.S. subsidiary, Mynaric Government Solutions, Inc. for purposes of insulating this entity from FOCI. However, we have decided to postpone the process of obtaining a FOCI special security agreement with the U.S. Government for the foreseeable future. Failure to obtain and maintain a required FOCI mitigation agreement with the DoD in the long term and to comply with such agreement and applicable U.S. government industrial security regulations could result in invalidation or termination of the facility security clearances, which in turn would mean that we would not be able to enter into future contracts with the U.S. government requiring facility security clearances.

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

Changes in laws, regulations, political leadership and environment, and/or security risks may dramatically affect our ability to conduct business in international markets, including sales to customers and purchases from suppliers. In particular, our operations may be impacted by German, U.S. or other national policies and priorities, political decisions and geopolitical relationships, any of which may be influenced by changes in the threat environment, political leadership, geopolitical uncertainties, world events, bilateral and multi-lateral relationships and economic and political factors. This is particularly relevant in light of the decision by the German government in July 2020 to ban the shipment of spaceborne laser communication terminals to customers in China, which included the shipment of our laser communication products to a Chinese customer, as a result of which we decided to exit the Chinese market. Due to the German government’s export ban, we not only lost an attractive customer order, but also a potential major market for our products. We have only limited options for containing these risks and the occurrence and impact of any of these factors is difficult to predict, but one or more of them could have a material adverse effect on our financial position, results of operations and/or cash flows.

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

Regulations related to conflict minerals, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, and other supply chain regulations, such as the German Supply Chain Act, may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals and other materials used in the manufacturing of our products.

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

In addition, legislative or regulatory bodies, or self-regulatory organizations in jurisdictions in which we operate may expand the scope of applicable laws or regulations, or enact new laws or regulations in areas that are relevant to our business. For example, in June 2021, the German legislature passed the Supply Chain Act (Lieferkettensorgfaltspflichtengesetz), which imposes significant obligations on companies that source their products and services through supply chains from developing and emerging countries and sell them in Germany to comply with human rights and environmental standards, and exposes them to potentially serious liability in the event of violations. As a result, companies have to carefully document their whole value chains, review their suppliers and prove that they are making efforts to comply with applicable standards. While the Supply Chain Act currently does not apply to us because we have less than 1,000 employees in Germany, we may become subject to the Supply Chain Act (e.g., either if we exceed the minimum number of employees in the future, or if a legislative change were to lower the threshold or introduce parameters which we fulfilled, so that we would then fall within the scope of the act) or other laws and regulations governing supply chains in the future, which may impose a significant financial and organizational burden on our business.

Any (perceived) non-compliance with existing laws and regulations as well as new or expanded rules could result in damage to our reputation and a loss of revenues as well as liability, fines, charges and other sanctions, remedial measures or consequences.

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

In connection with our withdrawal from the Chinese market due to the single intervention (Einzeleingriff) by the German government banning the shipment of spaceborne laser communication terminals to customers in China, we terminated all business relationships with customers in China. By letter dated July 2023, a former Chinese customer asserted a repayment claim in the amount of €495,000 plus default interest and ancillary costs in connection with our termination of their contract. We responded in a letter dated August 2023 that we do not see a basis for this claim under the contract with the former customer. However, on December 22, 2023, our former Chinese customer filed a claim in arbitration court. We cannot rule out that the arbitration court may come to a different conclusion.

Furthermore, we were subject to a German wage tax audit (Lohnsteuerprüfung) for the period from January 2017 to August 2021, in particular with respect to the compensation of a former member of the Company’s management board. Although the ultimate outcome of this audit did not have a material adverse effect on our financial position, cash flows or overall trends in results of operations, some of these proceedings, as well as any future proceedings, may result in significant monetary damages or cause reputational harm.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria established in the SEC guidance on conducting such assessments as of December 31, 2023. Our management conducted the assessment based on certain criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on such evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2023, our internal controls over financial reporting were not effective. They identified the following material weaknesses with respect to assuring the proper application of accounting and financial reporting with respect to the current SEC disclosure requirements:

During fiscal year 2023, we began making progress to remediate the deficiencies in our internal controls over financial reporting and we implemented additional processes and controls designed to address the underlying causes of the material weaknesses.

The following previously disclosed material weakness in internal control over financial reporting has been partially remediated a lack of design of controls in accounting process which can prevent material misstatements in a timely manner. The remediation was achieved by completing the implementation of the internal control system and establishing flow charts and risk control matrices for all business processes relevant to financial reporting, as well as establishing flow charts and risk control matrices for all IT systems relevant to financial reporting.

However, the following material weaknesses in our internal controls existed as of December 31, 2023: (i) a lack of sufficient resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within the finance and accounting functions, (ii) insufficient risk assessment procedures necessary to ensure the completeness of processes and identification of required internal controls over financial reporting, (iii) a lack of design and operating effectiveness of controls in accounting process which can prevent material misstatements in a timely manner, (iv) a lack of design and operating effectiveness of general information technology controls (GITC) for information systems that are relevant to the preparation of the consolidated financial statements and (v) a failure to implement sufficient monitoring controls ensuring that corrective action is taken when implemented controls do not operate as designed.

While we have developed a remediation plan to address our material weaknesses, this remediation plan or any additional plan we implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. As part of this plan, we engaged and continue to engage in the following remediation efforts:

•
We hired additional resources to support our accounting and financial reporting functions in Germany and the United States. We will continue to hire additional staff, accountants and a controller with IFRS knowledge and additional resources with an appropriate level of SEC reporting experience in 2024.
•
The key components of our remediation plans in the financial year 2023 were as follows: (i) enhance the execution of our risk assessment activities by evaluating whether the design of our internal controls appropriately addresses the risks in our business processes and changes in the business (including changes to people, processes and systems) that could impact our system of internal controls; (ii) review our current processes, procedures and systems to identify opportunities to enhance the design of each process and to design and implement additional control activities that can prevent material misstatements; (iii) develop and roll-out a process to manage the valuation of inventory in combination with quarterly meetings with all stakeholders to agree on production and forecasts, and design and implement controls that address the valuation of inventory, including control activities associated with the review of data used and the appropriateness of the assumptions and methodology used to determine the net realizable value; (iv) create greater awareness and continuously improve the system of internal control over financial reporting by: (x) investments in state-of-the-art tools to support internal controls over financial reporting on the software / IT side and financial statement closing and reporting, (y) establishment of an “Internal Controls Manual” (including communication and training) and continuous monitoring of defined controls, and (z) implementation of a global “Ethics Hotline.”

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

Our failure to maintain adequate internal controls, including in relation to the handling of conflicts of interest, the prevention of bribery, corruption, violations of sanctions and other trade control laws and regulations, and the handling of confidential information and information technology security, as the applicable standards regulating such internal control requirements are modified or amended from time to time, could result in violations of applicable laws, rules or regulations and adversely affect our business, financial condition and results of operations, and in particular our costs.

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

Consequently, we do not expect to pay dividends in the foreseeable future, and as a result any return on an investment in the ADSs will be solely dependent upon the appreciation of the trading price of the ADSs, which may not occur. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Dividends.”

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

Holders of our ADSs may not be able to participate in any future rights offering or elect to receive dividends in shares, which may cause additional dilution to their holdings.

Under German law, the existing shareholders of a stock corporation generally have a preemptive right in proportion to the amount of shares they hold in connection with any issuance of ordinary shares, convertible bonds, bonds with warrants, profit participation rights and participating bonds. However, a shareholders’ meeting may vote, by a majority representing at least three-quarters of the share capital represented at the meeting, to waive or authorize the management of the company to waive (with the approval of the supervisory board), this preemptive right provided that, from the company’s perspective, there exists good and objective cause for such waiver.

The deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our future rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and therefore we may take advantage of certain exemptions from reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, presenting only limited selected financial data in this Annual Report, not being required to comply with the auditor attestation requirements of Section 404 in this Annual Report or subsequent Annual Reports filed on Form 20-F and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements. As a result, our shareholders may not have access to certain information that they may deem important. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, which allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Such provisions are only applicable under U.S. GAAP. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an “emerging growth company,” we may be able to take advantage of the benefits of this extended transition period. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of the ADSs held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. Investors may find the ADSs less attractive because we have relied on the reporting requirement exemptions described above. If some investors find the ADSs less attractive, there may be a less active trading market for the ADSs and the price of the ADSs may become more volatile.

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient than those of a U.S. domestic public company.

As of the date of this Annual Report, we report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to German laws and regulations with regard to such matters and intend to furnish half year interim reports to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports with respect to their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of the ADSs may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024.

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

Our ordinary shares are listed and traded on the XETRA trading system of the Frankfurt Stock Exchange and our ADSs are listed and traded on Nasdaq. While our ordinary shares and ADSs are traded on these markets, respectively, price and volume levels for our ordinary shares or ADSs could fluctuate significantly, independent of the price of the ADSs or trading volume on either market. Investors could seek to sell or buy our ordinary shares or ADSs to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the price of the ADSs and in the volumes of ADSs available for trading. In addition, if we are unable to continue to meet the regulatory requirements for listing on Nasdaq, we may lose our listing on the exchange, which could further impair the liquidity of the ADSs.

The holdings of shareholders may be significantly diluted by future capital increases.

In order to meet our need for capital, we may issue, in the future, shares, including in the form of ADS, or convertible bonds or warrants, for example to finance our business operations. The future issuance of shares, or the exercise of conversion or option rights on our shares, may dilute shareholders’ voting rights or their percentage ownership in us if the new shares are issued without granting subscription rights or similar rights or to the extent such rights are not exercised.

If we were to pay dividends, holders of the ADSs may be unable to claim tax credits with respect to, or tax refunds to reduce German withholding tax applicable to, the payment of such dividends, or such dividends may effectively be taxed twice.

As a German tax resident company, if we were to pay dividends, such dividends will be subject to German withholding tax. Currently, the applicable aggregate German withholding tax rate is 26.375% of the gross dividend (25% income tax plus 5.5% solidarity surcharge thereon). This German tax can be reduced to the applicable rate under the Treaty (as defined in “E. Taxation-German Taxation of ADSs-Taxation of Non-German Resident U.S. Holders”), which is generally 15%, if the applicable taxpayer is eligible for such Treaty rate and files an application containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If such a tax certificate cannot be delivered to the ADS holder due to applicable settlement mechanics or lack of information regarding the ADS holder, holders of the ADSs may be unable to benefit from the double tax treaty relief (including “Eligible U.S. Holders” as defined under the Treaty) and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may, under the tax law applicable to the ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. There can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders. ADS holders should note that the applicable interpretation circular (Besteuerung von American Depositary Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen), dated May 24, 2013 (reference number IV C 1-S2204/12/10003), as amended by the circular dated December 18, 2018 (reference number IV C 1-S2204/12/10003), (the “ADR Tax Circular”), is not binding on German courts, and there is no certainty as to whether a German tax court will follow the ADR Tax Circular in determining the German tax treatment of the ADSs. In addition, the ADR Tax Circular does not include details on how an ADR program should be designed. If the ADSs were determined not to fall within the scope of application of the ADR Tax Circular, or a German tax court did not follow the ADR Tax Circular, and profit distributions made with respect to the ADSs were not treated as a dividend for German tax purposes, a holder of the ADSs would not be entitled to a refund of any taxes withheld on the dividends under German tax law and profit distributions made with respect to the ADSs may be effectively taxed twice.

The interpretation of the treatment of ADSs by the German tax authorities is subject to change.

The specific treatment of ADSs under German tax law is based on administrative provisions issued by the fiscal authorities, which are not codified law and are subject to change. Tax authorities may modify their interpretation and the current treatment of ADSs may change. According to the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 21, 2019, (reference number IV C 1 - S 1980-1/16/10010 :001), ADSs are not treated as capital participation (Kapitalbeteiligung) within the meaning of Section 2 para. 8 of the Investment Tax Code (Investmentsteuergesetz). This interpretation by the fiscal authorities may have adverse effects on the taxation of investors. For example, an investment fund may no longer be considered an equity fund or mixed fund within the meaning of Section 2 para. 6 and 7 of the Investment Tax Code if such fund acquires ADSs and, as result, has invested less than 50% or 25% of its assets, respectively, in capital participations.

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

We are registered with the commercial register (Handelsregister) of the local court of Munich under docket number HRB 232763.l Our principal executive offices are located at Bertha-Kipfmüller-Str. 2-8, 81249 Munich, Federal Republic of Germany. Our telephone number is +49 (0)89 5589 428 0. Our website address is www.mynaric.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our ADSs.

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

B. Business Overview

BUSINESS

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace-based communication networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless space- and airborne-based as well as terrestrial applications. Our technology and products are designed to provide the secure wireless backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles and aircraft with potential future use on ships, mobility platforms and fixed locations on the ground. We aim to industrialize laser communication by focusing on standardization, scale production and cost-efficiency. We believe that we are one of the first companies to develop laser communication technology at commercially attractive price points built at scale for use in both government and commercial markets. By leveraging our deep technical expertise and early mover advantage, we aim to become the go-to supplier for the “internet above the clouds.”

Laser communication offers significant technical and operational advantages for wireless data transmission compared to other wireless communication systems, which mostly use radio frequency (“RF”) technologies to transmit information. RF-based communication is generally characterized by lower bandwidth, significant license requirements and a wide beam divergence, which makes it much more susceptible to detection, interception and, potentially, jamming. Laser communication, on the other hand, benefits from its higher bandwidth capacity, lower latency, improved security, lower power requirements and a license-free spectrum. Laser communication has achieved world record transmission rates of 13.16 terabits per second, as compared to RF’s maximum transmission rate of 36 gigabits per second (according to the Facebook Connectivity Lab). Current demand for laser communication is predominantly driven by government applications in defense, surveillance, intelligence and border control, which seek to leverage the superior capabilities of laser communication. With its significant advantages and wide range of applications, laser communication is highly attractive for the development of next-generation communication networks, in particular for space and airborne applications.

We were founded in 2009 by former scientists of the German Aerospace Center (Deutsches Zentrum für Luft- und Raumfahrt e.V., “DLR”) and have invested in developing and optimizing our laser communication technology, which we are now commercializing. We have developed pre-serial production versions of our CONDOR inter-satellite link terminal and our HAWK airborne terminal, and are currently ramping up serial production to enable customers to deploy our technology at scale. We believe that we are one of a few companies offering a commercially viable laser communication terminal solution combining light weight, robustness, high data rate and high-power efficiency at attractive prices. We aim to industrialize laser communication by focusing on developing standardized and modularized products suitable for a wide array of customers and applications. We have benefited from advancing on the learning curve with the development of the pre-serial product versions of our CONDOR and HAWK terminals, as we continuously seek to decrease the costs of deploying laser communication. By moving from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit for our CONDOR terminals by around 80% compared to previous versions. We are currently ramping up serial production targeting a per year production rate capacity of up to 2,000 units in the medium-term. We expect to continue to incur significant expenses related to the ramp-up of serial production, the further development of our technology and products as well as the expansion of our sales and marketing activities.

Over the past few years, our CONDOR terminals have gained significant traction in the space industry and we have been successful in attracting initial customers, in particular in the government sector. For example, in October 2021, we entered into a Strategic Agreement with Northrop Grumman (NG) under which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer. In connection with the Strategic Agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of CONDOR terminals for the transport layer Tranche 1 of the SDA’s PWSA satellite constellation. The agreement has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024;product shipments are commencing in 2024. In October 2022, we received an additional order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program. In January 2023, we entered into a definitive agreement with a new, undisclosed U.S.-based customer for the delivery of CONDOR terminals with an approximate value of $24 million. In May 2023, we entered into a definitive agreement for the sale of CONDOR terminals with Loft Federal, a subsidiary of Loft Orbital. Loft Federal was selected to produce, deploy and operate SDA’s NExT program and will use our terminals to support secure and reliable communication. CONDOR terminal shipments are commencing in 2024. Moreover, after an intensive test campaign, our CONDOR terminals passed optical verification and phase 1 of interoperability tests in September 2023, confirming the product’s compliance with the SDA’s Optical Communications Terminal Standard, relevant for the Tranche 1 transport and tracking layer programs under which we are supplying terminals. The SDA also selected us to contribute to an optical ground terminal demonstration, aimed at demonstrating the successful connection between various space-based optical communications terminals and an optical ground station designed by us. In November 2023, we entered into a definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 beta-variant transport layer program. The agreement has a value of approximately $25 million and foresees payment milestones beginning in 2023, extending over 2024 to 2025, with product shipments commencing in 2024. Also in November 2023, we entered into a definitive agreement with an existing, undisclosed U.S.-based customer for the delivery of CONDOR terminals with an approximate value of $30 million. The agreement foresees payment milestones in late 2023, extending over 2024 to 2025, with product shipments commencing in 2024. In December 2023, we entered into an additional definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 alpha-variant transport layer program. The agreement has a value of approximately $33 million and foresees payment milestones beginning in 2024 and continuing in 2025, with product shipments commencing in 2024. In May 2024, we were selected by Rocket Lab USA, Inc. to supply CONDOR terminals to the SDA’s Tranche 2 beta-variant transport layer program. The order has an approximate value of $15 million, with product shipments beginning in 2025 and continuing into 2026. Most recently, we experienced a delay in the production and delivery of CONDOR terminals, which was initially scheduled to start in the fourth quarter of 2023. We currently expect volume production and shipments to commence in 2024.

With respect to our HAWK terminals, in July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris, and L3Harris, in return, was granted certain collaboration privileges. With this strategic cooperation framework, we and L3Harris seek to build on our existing collaboration in the airborne domain and widen the scope to cover all domains, including space, air, maritime and ground. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market. In November 2022, we delivered a set of multiple HAWK terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized as part of disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised. In addition, we delivered a small number of HAWK terminals to a U.S.-based government customer in 2022. Although our near-term focus is principally on the finalization of our CONDOR terminals, we see sizeable demand over the medium-to-long term for laser communication capabilities by customers focusing on maritime applications and mobility platforms on the ground for which the HAWK terminal, while primarily developed for airborne applications, may function as a satisfactory demonstration system to evaluate our product’s performance and define upcoming product needs.

We believe that our existing customer relationships will significantly help us win additional business in the context of current and future government and commercial programs. We also believe that the introduction of laser communication technology at commercially attractive price points built at scale has the potential to create a significant market for laser communication for years to come.

We are currently in the early phases of serial production and have only recently begun to monetize our technology. Our revenue amounted to €5,390 thousand for the financial year ended December 31, 2023 (compared to €4,422 thousand in 2022). Our operating loss amounted to €79,163 thousand for the financial year ended December 31, 2023 and we reported a net loss of €93,528 thousand for the same period (compared to an operating loss of €73,790 thousand and a net loss of €73,782 thousand in 2022). We manage our business based on our two operating segments, which are also our reportable segments in accordance with IFRS 8. Our two reportable segments include our Space segment, which currently comprises our CONDOR terminals, and our Air segment, which currently comprises our HAWK terminals. Our measure of segment profitability for each reportable segment is operating profit/(loss). We are headquartered in Munich, Germany, with additional offices in Los Angeles and in the Washington D.C. area. As of December 31, 2023, we had 314 full-time equivalent employees (“FTEs”).

Our Market Opportunity

Globally, the need for fast, secure and ubiquitous network connectivity continues to grow – a trend that has been reinforced by the COVID-19 pandemic and geopolitical conflicts such as the ongoing war in Ukraine and the hostilities in the Middle East, including the escalation of the conflict between Israel (one of our focus markets) and the Hamas and other terrorist organizations as from October 2023. Existing data networks, like the internet, are largely based on terrestrial infrastructure such as fiber optic networks, which provide for excellent connectivity in urban, densely populated areas and suburban areas, but cannot be expanded infinitely, resulting in rural and remote areas often lacking reliable or secure terrestrial infrastructure access. Current alternative connectivity solutions, such as RF-based network connectivity provided by satellites in geostationary orbit, are expensive and characterized by relatively low bandwidth and high latency connectivity, as well as limited security from hacking and spoofing. Even where broadband connectivity is available, many existing network technologies are reaching their capacity limits. Over the past decade, internet traffic has grown significantly, and this growth is expected to continue, driven largely by the increase in mobile internet usage and the proliferation of internet-connected devices including the internet of things (“IoT”), which are to be supported by high speed, high bandwidth networks.

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

Current demand for laser communication is predominantly driven by both government organizations and commercial players seeking to establish LEO satellite-based space communication networks. The U.S. government has been the strongest proponent to date of aerospace-based network capabilities and has made the development of government space architectures using large-scale LEO constellations a priority. As such, the U.S. Department of Defense’s (the “DoD”) proposed budget for the fiscal year 2024 includes $30.1 billion for the U.S. Space Force and the SDA, an increase of $3.8 billion compared to 2023. As fast and secure military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity, intelligence, surveillance and reconnaissance (“ISR”) data distribution and teamed systems of systems. In the future, such government space architectures are expected to move to multi-orbit “proliferated” constellations (i.e., large constellations of small satellites), particularly those based in LEO, but also including laser-linked satellites in higher orbits.

Over the past years the number of active satellites in orbit increased significantly from around 960 in late 2010 to 3,300 satellites in 2020 to more than 9,300 satellites as of February 2024. The number of communication constellation satellites increased by more than a factor of ten between late 2019 and 2023 driven significantly by the start of satellite deployments as part of commercial mega-constellations. Given these growth dynamics, we expect a continued rapid increase in active satellites in orbit. Going forward, Beyond Earth Institute estimates that by 2030 there could be as many as 100,000 satellites in orbit. We believe the vast majority of these satellites will be part of communication constellations with each satellite in the constellation potentially requiring at least two and often four optical communications terminals.

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

Our value proposition to customers comprises the following:

•
Serial Production: Our new dedicated serial production facility in Munich, Germany, allows us to test and optimize production processes and quickly scale up production. Its size, layout and processes have been set up with a specific focus on scalable production which is adaptable to the dynamic developments expected from the laser communications market and the demand across distinct market verticals. Lean manufacturing principles drove the design of our new facility in Munich with component part flow, workstations, final assembly, and testing capabilities optimized for efficiency and high throughput production. It is designed to function as a sandbox (i.e., a testing environment) to establish production capabilities and allow us to ramp up our production as dictated by market demand.
•
Cost-efficiency / Affordability: We aim to industrialize laser communication by focusing on cost-efficient solutions to decrease the costs of deploying laser communication for our customers and target markets. To this end, we seek to leverage proven industrialized processes and supply chain strategies from other industries, including the use of commercial off-the-shelf components originally developed and utilized by the automotive, medical device, telecommunication and other established industries. At the same time, we have decided to insource optics production such as our metal telescope. Telescopes are a key component of optical communication terminals but those qualified for operation in space and featuring the required performance typically come at significant costs. We utilize telescopes made from metal rather than the typical but more expensive materials used for space products. We have already insourced most production steps, including diamond-turning and magnetorheological finishing and we are expanding our capabilities, further allowing us to go from raw material to finished optical telescope entirely in-house at significantly reduced cost. In addition, we have developed an extensive parts qualification program to identify and select commercial off-the-shelf electronics components suitable for operation and withstanding the radiative environment in space. By advancing on the learning curve from singular prototype production to pre-serial production levels, we have already reduced our material costs per unit for our CONDOR terminals by around 80% compared to previous versions. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production.
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
•
Standardization: Unlike traditional key suppliers to the air and space industries, which historically focused on developing bespoke solutions for individual customers, we seek to offer standardized and modularized products suitable for a wide array of customers and applications. Our technology is designed to serve multiple use cases and potential markets, extending beyond government to commercial and industrial use. As the market for laser communication develops over the medium- to long-term, we believe our technology will be extensible across applications, domains, and target platforms. We actively support cross-vendor interoperability of laser communication systems and were the first company to successfully demonstrate implementation of SDA’s optical-intersatellite links (“OISL”) industry standard. Our own interoperability labs in Germany and the United States allow us to spearhead standardization efforts in the industry. These interoperability labs are equipped with link testbeds that allow data transmission testing over different (simulated) link distances while replicating various environmental effects typically encountered in air and space. Our labs allow for testing of various parameters including motion, micro-vibration, acquisition, and point-ahead and associated effects thereby creating an environment to verify interoperability and allow cross-testing with other vendors.

Key Investment Highlights

Significant growth potential for laser communication in government and commercial markets

We believe that the increasing need for fast, secure and ubiquitous network connectivity opens up significant growth potential for laser communication in the near to medium-term. Current demand for laser communication is predominantly driven by government needs, with the U.S. government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. As privacy and security of military communication is a critical requirement for defense communications, governments seek to leverage the superior capabilities of laser communication to enable secure and stealth data exchange, battlefield connectivity as well as ISR data distribution. The U.S. government has invested significantly in research and development as well as deployment of laser communication and other technologies. MarketsandMarkets estimates that the military communications market, one of the fastest growing defense segments, is expected to account for approximately $35.4 billion in spending by 2028 up from $24.2 billion in 2023, with total global defense spending reaching more than $2.8 trillion by 2028 from $2.2 trillion in 2022 (based on our assumption of a compound annual growth rate of 2%, based on historical growth rates published by the Stockholm International Peace Research Institute).

While government funding is currently driving laser communication demand, we see increasing activity in the commercial market. In particular, we expect the space segment to grow, as space-enabled broadband connectivity has become central to businesses and individuals and the need to stay connected has spread to locations that cannot readily access existing terrestrial networks. To keep pace with growing demand from underserved regions and an increasing number of applications, network operators will need to look beyond terrestrial infrastructure. The inherent capabilities of laser communication technology can help network operators address these key challenges. According to investment manager ArkInvest, the satellite broadband market could generate $84 billion in annual revenue over the next ten years. We believe that laser communication will enable aerospace-based constellations in the commercial market to serve cellular backhaul (e.g., 4G/5G/6G), automotive, infrastructure, maritime and consumer applications. For example, by establishing laser-enabled optical mesh networks through satellites in LEO or MEO, laser communication may enable such satellites to perform as virtual cell towers connecting various devices, such as ships, aircraft, cars, satellites, trains and even terrestrial cell towers that may be too difficult or costly to connect via existing terrestrial network connections, providing hundreds of kilometers of coverage radius per network node compared to only a few kilometers provided by terrestrial cell towers.

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

The most prominent government projects currently deploying laser communication are the SDA’s PWSA, a proposed multi-layered network of small satellite constellations primarily in LEO, and DARPA’s Blackjack program, which aims to develop and validate the critical elements for a global high-speed network in LEO providing for highly connected and resilient coverage, both of which are part of the CJADC2:

•
SDA’s PWSA: The PWSA will be comprised of seven layers of satellite constellations each providing a unique capability. These layers will all be tied together by a so-called “transport layer,” a low-latency data and communications proliferated “mesh network” of satellites (i.e., a decentralized network comprising various wireless nodes with each node acting as a forwarding node to transfer the data) connected through OISLs. In addition to the transport layer, the PWSA will include a “tracking layer” comprised of sensor satellites to detect and track missiles, which also will use OISLs to connect to SDA’s transport layer satellites. Laser communication is one of the most critical technologies the SDA is evaluating in connection with the PWSA, as OISLs are key to making LEO communication satellites useful. The constellation will be launched in “Tranches” starting with “Tranche 0.” The Tranche 0 constellation is designed to serve as the prototype for a number of subsequent tranches. According to the SDA, Tranche 0 will consist of 20 transport layer satellites (whereby one satellite will remain on the ground to serve as a software testbed), and eight missile tracking layer satellites. On April 2, 2023, the SDA announced the successful initial launch of Tranche 0 of the PWSA

(with ten satellites), and on September 2, 2023, it announced the successful launch of a second batch of 13 PWSA Tranche 0 satellites, with the final, third group of four Tranche 0 tracking layer satellites scheduled to launch by the end of 2023. In March 2022, the SDA awarded Lockheed Martin, NG and York Space Systems with contracts for a total of 126 laser-linked satellites for the transport layer “Tranche 1” of its satellite constellation. Tranche 1 of the transport layer is expected to launch in late 2024. In July 2022, the SDA awarded L3Harris and NG with contracts for a total of 28 satellites equipped with OISLs for the Tranche 1 tracking layer, which is expected to launch in 2025. In August 2023, the SDA awarded NG and Lockheed Martin two prototype agreements with a total value of approximately $1.5 billion to build and operate its “Tranche 2” transport layer – beta variant prototype constellation, consisting of 72 satellites. In December 2023, the SDA awarded Rocket Lab a prototype agreement with a total value of approximately $515 million to build and operate its “Tranche 2” transport layer – beta variant prototype constellation, consisting of 18 satellites. Further, on October 30, 2023, the SDA announced awards to York Space Systems and NG of two prototype agreements with a total value of approximately $1.3 billion to build and operate the “Tranche 2” transport layer-alpha variant prototype constellation, consisting of 100 satellites. In September 2023, the SDA solicited proposals for “Tranche 2” tracking layer vehicles. In October 2023, the SDA issued a request information and, in December 2023, a draft solicitation for “Tranche 2” transport layer gamma-variant space vehicles.
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

There are numerous additional government programs in the airborne market focusing on the development of connected systems and shared networks based on different communication technologies, including laser communication. These programs include, most notably, the U.S. military’s Advanced Battle Management System (“ABMS”), a military IoT being developed as one of the core elements of the CJADC2, which will enable the joint force to quickly collect, analyze and transmit data at machine speeds. The ABMS is designed to securely connect sensors, data, decision-makers and weapons across multiple domains and to enable ubiquitous connectivity and availability offering powerful capabilities for command and control. Further, SDA’s NExT program, an experimental testbed that will demonstrate warfighter utility of emerging mission partner satellite payloads prior to potential incorporation in future tranches. The program will leverage the low latency data transfer and beyond line-of-sight command and control infrastructure established by the PWSA to field and connect additional space vehicles with different mission payload configurations. As another example, under Project Skyborg, the U.S. Air Force aims to develop a digital artificial intelligence architecture to support a family of low-cost, modular unmanned aerial vehicles (“UAVs”) that can communicate via a network shared with manned aircraft, enabling so-called Manned-Unmanned Teaming (MUM-T). In Europe, Airbus Defense and Space and its French partner Dassault Aviation are currently working on the Future Combat Air System (FCAS), a program aiming to develop a family of air systems connected by an advanced air combat cloud network. In the European summer of 2023, the so-called “Implementation Agreement” for the next FCAS phase (technology maturation) between the three states – Germany, France and Spain – was signed. This cloud network will be designed to deliver common situational awareness by instantaneously capturing, sharing, merging and processing large amounts of data from all connected core air vehicles and unmanned platforms. New programs are regularly introduced as the importance of information supremacy in the defense context and the reliance on data for civil purposes continues to grow.

We believe that these government programs, most of which are driven by the U.S. government, are crucial for the ongoing development and implementation of aerospace-based communication networks in general, and laser communication systems specifically. In addition, in March 2023, we were selected for three technology development projects related to quantum communication, which are part of the second phase of the QuNET initiative funded by Germany’s Federal Ministry of Education and Research. Our technology development will be co-funded with a total amount of up to €5.6 million between 2023 and 2025.

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

Our most notable awards are as follows:

•
In September 2020, in connection with the SDA’s PWSA, we were awarded the first part of a contract for the delivery of our CONDOR terminals to a customer for its work on Tranche 0. Initial delivery of equipment to this customer took place in first half of 2021.

•
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
•
In late October 2021, we entered into the Strategic Agreement with NG under which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer.
•
In March 2022, in connection with the Strategic Agreement with NG, we entered into a definitive agreement with NG for the delivery of CONDOR terminals for Tranche 1 of the SDA’s PWSA satellite constellation. The contract has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024. Our ability to generate additional revenue from the Strategic Agreement will depend on NG being awarded the relevant government contracts.
•
In October 2022, we received an additional order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program.
•
In September 2023, we announced that our CONDOR terminal had passed optical verification and phase 1 of interoperability tests in the context of the SDA’s Tranche 1 program, confirming the product’s compliance with the SDA’s Optical Communications Terminal Standard.
•
On January 9, 2023, we entered into a definitive agreement with a new, undisclosed U.S.-based customer for the delivery of CONDOR terminals. The agreement has a value of approximately $24 million and provides for payment milestones in the first and second half of 2023.
•
On May 2, 2023, we entered into a definitive agreement for the sale of CONDOR terminals with Loft Federal, a subsidiary of Loft Orbital. Loft Federal was selected to produce, deploy and operate SDA’s NExT program and will use our terminals to support secure and reliable communication.
•
On November 1, 2023, we entered into an additional definitive agreement with an undisclosed U.S.-based customer for the delivery of CONDOR terminals. The order has a value of around $6 million and foresees payment milestones in the fourth quarter of 2023 and in 2024.
•
On November 2, 2023, we entered into a definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 beta-variant transport layer program. The agreement has a value of approximately $25 million and foresees payment milestones beginning in 2023, extending over 2024 to 2025.
•
On November 29, 2023, we entered into a definitive agreement with an existing, undisclosed U.S.-based customer for the delivery of CONDOR terminals. The agreement has a value of approximately $30 million and foresees payment milestones in late 2023, extending over 2024 to 2025.
•
On December 13, 2023, we entered into an additional definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 alpha-variant transport layer program. The agreement has a value of approximately $33 million and foresees payment milestones beginning in 2024 and continuing in 2025.
•
On May 7, 2024, we were selected by Rocket Lab USA, Inc. to supply CONDOR terminals to the SDA’s Tranche 2 beta-variant transport layer program. The order has an approximate value of $15 million.

In 2021, 2022 and 2023, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems:

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

•
In August 2022, we were selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 1 of DARPA’s Space-BACN program.
•
In March 2023, we were selected for three technology development projects related to quantum communication, which are part of the second phase of the QuNET initiative funded by Germany’s Federal Ministry of Education and Research. Our technology development will be co-funded with a total amount of up to €5.6 million between 2023 and 2025.
•
In August 2023, we were selected by the SDA to contribute to an optical ground terminal demonstration. The research and development programs’ mission, slated for 2025, is to demonstrate the successful connection between various space-based optical communication terminals and an optical ground station designed by us.
•
In January 2024, we were selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 2 of DARPA’s Space-BACN program.

With respect to our HAWK terminals, in July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges, including our already established interoperability labs and testbeds to emulate the link environment to be expected in space on the ground. With this strategic framework, we and L3Harris seek to build on our existing collaboration in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground. In November 2022, we delivered a set of multiple HAWK terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized as part of disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised. In addition, we delivered a small number of HAWK terminals to a U.S.-based government customer in 2022. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market.

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

Strong position in the commercial market, leveraging government track record

While the initial development and implementation of aerospace-based communication networks in general, and laser communication systems specifically, are driven by government programs, in recent years large commercial companies have emerged seeking to build satellite mega-constellations for establishing alternative communication networks. For example, well-funded aerospace companies such as SpaceX, OneWeb, Telesat and Kuiper (Amazon) have committed substantial resources to deploying satellite mega-constellations, which are expected to be connected with each other through OISLs. SpaceX already has hundreds of Starlink satellites equipped with OISLs in orbit and has continued the global rollout of its Starlink satellite internet network throughout 2022 and 2023. OneWeb announced in March 2021 that its second generation of satellites will use OISLs for interconnection. In September 2023, OneWeb was acquired by Eutelsat S.A. with a focus on designing and launching its second-generation constellation. SpaceX and OneWeb combined are responsible for over 70% of small satellites launched to orbit in the years 2021 and 2022 creating significant momentum for satellite constellations. Canadian-based Telesat, an established satellite operator, and Kuiper (Amazon), have also announced that they are working on high-speed, low-latency broadband satellite networks in LEO. While a few of these companies may develop laser communication capabilities in-house, we believe that most will rely on third-party suppliers, such as us, capable of providing laser communication products that are affordable, scalable and interoperable. We regularly engage in discussions with key players in the market, whether or not they seek to rely on third-party merchant market suppliers, aiming to strengthen our network of potential industry partners. We believe that by establishing strong relationships with these market participants, we can develop significant potential for future partnerships or collaborations that will utilize our products or components.

As a result of our government track record, we have also been able to secure initial wins in the commercial market for space-based networks. For example, on January 24, 2023, we announced an order for a small number of CONDOR terminals by Japan-based Warpspace Inc. The terminals will be used by Warpspace Inc. to establish a commercial optical data relay network for Earth observation satellites. Product shipments are scheduled for 2025.

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

Industry leading production capabilities with flexibility to scale

We believe that the ability to manufacture laser communication terminals at scale will be a key differentiator as laser communication proliferates. We have made significant investments in our manufacturing infrastructure and have demonstrated a proven ability to manufacture both our CONDOR and HAWK terminals. Our production facility in Oberpfaffenhofen, Germany, has state-of-the-art capabilities, which we believe provide an advantage versus our competitors. Our production facility is designed to function as a sandbox (i.e., a testing environment) to establish production capabilities and allow us to ramp up our production as dictated by market demand. Going forward, we expect to be able to increase production output targeting a per year production rate capacity of up to 2,000 units in the medium-term.

Learning curve benefits driving continued cost reductions over time

By realizing learning curve benefits as we have scaled from singular prototype production to pre-serial production, we have already reduced our material costs per unit for our CONDOR terminals by around 80% compared to previous versions. We expect to be able to further reduce both material costs and assembly costs in connection with the commencement of serial production. We believe that by focusing on cost-efficient solutions and by improving our superior production capabilities, we will be able to significantly decrease the costs of deploying laser communication for our customers and target markets. Similarly, with our decision to base our HAWK terminals on an increased amount of common components and software from our existing SPACE technology, we expect to create cost synergies in benefitting from similar production processes and a reduction of development and maintenance efforts.

Dedicated management team with relevant industry expertise

We are led by a dedicated senior management team with significant industry experience, including at SA Photonics (acquired by CACI International Inc.), Siemens and, in the case of our co-founder and Chief Technology Officer, at the DLR. In addition, we have assembled a world-class team of engineers and manufacturing experts who comprise our industry leading research and development team. As of December 31, 2023, we had 314.2 FTEs from over 49 nationalities, of which 157 were qualified engineers dedicated to research and development. We believe that the technological expertise and talent of our team allows us to industrialize and commercialize our technology and products, and that this team will provide us with a sustainable competitive advantage over time.

Our Operations

Our laser communication technology and products are designed to provide the secure wireless backbone for connectivity to link satellites, aircraft, UAVs and high-altitude platform stations to the ground. We have introduced two distinct product families for laser-enabled communication in air and space, our CONDOR inter-satellite link flight terminal and our HAWK airborne flight terminal. We have a highly qualified research and development team committed to enhancing our current product portfolio and to developing our pipeline of new and complementary products. We manufacture our own products in our customized facility in southern Germany, which boasts state-of-the-art production capabilities. While we sourced the majority of the components for our products from third-party suppliers in the past, in 2021, we started to in-source important components such as the production of the metal telescope. Although some components are manufactured to our specifications, many of our components are commercial off-the-shelf and are available from multiple sources.

Our Products

We have two principal product families: CONDOR, an optical inter-satellite link flight terminal providing for satellite-to-satellite communications in space, and HAWK, an airborne flight terminal providing for air-to-air and air-to-ground links of airborne vehicles. We have developed and delivered pre-serial production versions of each of these products to initial customers and are currently ramping up initial serial production. In addition to our space-based and airborne products, we developed demonstration prototypes of our ARMADILLO and RHINO ground terminals in 2017 and 2018, respectively, and have recently restarted related product development activities for our ground terminals as use cases and demand are emerging. Our ARMADILLO and RHINO ground terminals are designed to offer high-speed access points for air-to-ground and space-to-ground communication scenarios, respectively.

Space Terminals

In our Space segment, we offer our CONDOR terminals which are designed to be attached to satellites in order to establish connections between satellites. Our CONDOR terminals designed for LEO provides the backbone for inter-satellite connectivity in LEO. It is capable of establishing links for inter-plane scenarios independent of satellite motion with coarse pointing assembly as well as intra-plane connections without coarse pointing assembly. Use cases for our CONDOR terminals include, among others, government and military secured communication, backbone connectivity for optical mesh networks for commercial satellite constellations and in-orbit optical relay links for surveillance and Earth observation satellites.

Air Terminals

In our Air segment, we offer our HAWK terminal for air operations, which is designed to be installed on airborne vehicles and shall provide high-speed laser connections between aircraft, balloons, drones and other UAVs. Our HAWK terminal is designed for air-to-air and air-to-ground scenarios by using advanced sensor technology. Potential use cases include, among others, ultra-secure connectivity for intelligence, surveillance, and reconnaissance (ISR) missions of UAVs in defense theaters, the establishment of temporary or regionally limited optical mesh networks to provide broadband connectivity and general high-speed UAV connectivity for government and commercial applications. In 2023, we initiated a redesign process of our HAWK terminal and are developing the next-generation product based on our CONDOR technology. In this respect, we are currently undergoing an evaluation process to determine the needs of our customers.

Ground Terminals

We design and build ground terminals offering high-speed access points for air-to-ground and space-to-ground communication scenarios. We previously sold both our ARMADILLO and RHINO prototypes to initial customers for testing and demonstration purposes. While over the last few years we have not actively promoted or marketed our ARMADILLO and RHINO ground terminals as much as our CONDOR and HAWK products, we have restarted related product development activities for our ground terminals as use cases and demand are emerging with a key focus on initially serving the government market. For example, in August 2023, we were selected by the SDA to contribute to an optical ground terminal demonstration. The research and development programs’ mission, planned for 2025, is to demonstrate the successful connection between various space-based optical communication terminals and an optical ground station designed by us. As the market evolves, we believe that ground terminals will play a vital role in the further development and deployment of aerospace-based communication networks for both the government and commercial markets.

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

The following graphic illustrates our position as sub-system supplier in the aerospace-based communication industry:

Currently, our largest market is North America, specifically the United States and Canada. We also focus on selling our products into select other countries across Europe, the United Kingdom, Japan, South Korea, Israel, India and Australia. Over time, we believe that additional potential markets may develop across the globe.

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

We have a diverse network across the government market, including relationships with a number of system primes who contract with government agencies for the installation and integration of large space- and airborne-based communication systems. We believe that our government and commercial contract wins over the past few years and the successful demonstration of OISL interoperability in accordance with the SDA’s industry standard will help us further deepen our network and enable us to engage in leading government projects aiming to develop and deploy laser communication networks.

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

Sales Cycle

The typical sales cycle for our products in the government market includes a pre-sale process to define a potential customer’s needs and budget. While certain customers may choose, or be required, to conduct an RfI or RfP process, allowing several companies to openly bid for the project, we focus on developing relationships with potential customers early in their decision-making processes, positioning us to avoid RfP processes where possible. In case of government space programs, we typically engage with potential customers in the form of a customer-initiated RfI process, which may take up to six months. During this phase our business development and sales teams provide the potential customer with preliminary information about our products’ suitability in the context of the particular program. This phase is followed by an RfP campaign that includes further refinements of specific program requirements and generally results in an actual firm bid. Such bid is typically composed of, among others, unit volumes, prices, delivery times and payment milestones.

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

Customer Awards

Government Market

Since 2021, we created a substantial track record in the government market.

•
In May 2021, in connection with the SDA’s PWSA, we successfully demonstrated the industry’s first over-the-air transmission using an OISL terminal communicating with an independently built testbed, both of which are compliant with the SDA’s OISL industry standard.
•
In October 2021, we entered into the Strategic Agreement with NG under which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell to NG customized laser communication solutions for use in or relating to space where the ultimate customer is a U.S. government customer.
•
In March 2022, in connection with the Strategic Agreement, we entered into a definitive agreement with NG for the delivery of CONDOR terminals for Tranche 1 of the SDA’s PWSA satellite constellation. The Tranche 1 order has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024. Any milestone payments under the SDA Order will count towards the $35 million revenue opportunity under our Strategic Agreement with NG, subject to such milestone payments actually being made. Our ability to generate additional revenue from the Strategic Agreement will depend on NG being awarded the relevant government contracts.
•
In October 2022, we received an additional order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program. In September 2023, we announced that our CONDOR terminal had passed optical verification and phase 1 of interoperability tests in the context of the SDA’s Tranche 1 program, confirming the product’s compliance with the SDA’s Optical Communications Terminal Standard.
•
On January 9, 2023, we entered into a definitive agreement with a new, undisclosed U.S.-based customer for the delivery of CONDOR terminals. The agreement has a value of approximately $24 million and provides for payment milestones in the first and second half of 2023; with product shipments commencing in 2024.
•
On May 2, 2023, we entered into a definitive agreement for the sale of CONDOR terminals with Loft Federal, a subsidiary of Loft Orbital. Loft Federal was selected to produce, deploy and operate SDA’s NExT program and will use our terminals to support secure and reliable communication. CONDOR terminal shipments are commencing in 2024.
•
On November 1, 2023, we entered into an additional definitive agreement with an undisclosed U.S.-based customer for the delivery of CONDOR terminals. The order has a value of around $6 million and foresees payment milestones in the fourth quarter of 2023 and in 2024 and product shipments commencing in 2024.
•
On November 2, 2023, we entered into a definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 beta-variant transport layer program. The agreement has a value of approximately $25 million and foresees payment milestones beginning in 2023, extending over 2024 to 2025, with product shipments commencing in 2024.
•
On November 29, 2023, we entered into a definitive agreement with an existing, undisclosed U.S.-based customer for the delivery of CONDOR terminals. The agreement has a value of approximately $30 million and foresees payment milestones in late 2023, extending over 2024 to 2025, with product shipments commencing in 2024.
•
On December 13, 2023, we entered into an additional definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 alpha-variant transport layer program. The agreement has a value of approximately $33 million and foresees payment milestones beginning in 2024 and continuing in 2025, with product shipments commencing in 2024.
•
On May 7, 2024, we were selected by Rocket Lab USA, Inc. to supply CONDOR terminals to the SDA’s Tranche 2 beta-variant transport layer program. The order has an approximate value of $15 million, with product shipments beginning in 2025 and continuing into 2026.

In 2021, 2022 and 2023, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems:

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

•
In August 2022, we were selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 1 of DARPA’s Space-BACN program.
•
In March 2023, we were selected for three technology development projects related to quantum communication, which are part of the second phase of the QuNET initiative funded by Germany’s Federal Ministry of Education and Research. Our technology development will be co-funded with a total amount of up to €5.6 million between 2023 and 2025.
•
In August 2023, we were selected by the SDA to contribute to an optical ground terminal demonstration. The research and development programs’ mission, slated for 2025, is to demonstrate the successful connection between various space-based optical communication terminals and an optical ground station designed by us.
•
In January 2024, we were selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 2 of DARPA’s Space-BACN program.

With respect to our HAWK terminals, in July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris. In addition, we delivered a small number of HAWK terminals to a U.S.-based government customer in 2022. Through this partnership, we believe that we are well-positioned to successfully introduce our HAWK terminal to certain customers in the U.S. government market.

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
•
Undisclosed Customer: In November 2022, we delivered a set of multiple HAWK terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized as part of a disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised.
•
Warpspace: On January 24, 2023, we announced an order for a small number of CONDOR terminals by Japan-based Warpspace Inc. The terminals will be used by Warpspace Inc to establish a commercial optical data relay network for Earth observation satellites. Product shipments are scheduled for 2025.

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

The Strategic Agreement has a term of five years. We are entitled to terminate the Strategic Agreement under certain circumstances, including if NG fails to offer us the relevant minimum annual awards opportunity in a given year. NG is entitled to terminate the Strategic Agreement if we fail to perform our obligations under the Strategic Agreement subject to a cure period or if there has occurred any material adverse change to our capabilities or other attributes that would impact our reputation or ability to perform under the Strategic Agreement. We may not assign the Strategic Agreement without NG’s prior consent. In case of a change of control, NG is entitled to terminate the Strategic Agreement.

In connection with the Strategic Agreement, we entered into a definitive agreement with NG in March 2022 for the delivery of CONDOR terminals for Tranche 1 of the SDA’s PWSA satellite constellation. The agreement has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024, with product shipments in 2024. Any milestone payments under the SDA Order will count towards the $35 million revenue opportunity under our Strategic Agreement with NG, subject to such milestone payments actually being made. In October 2022, we received another order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program. We expect to deliver our CONDOR terminals to NG in 2024, with deployment expected to take place in 2025. In addition, in November 2023, we entered into a definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 beta-variant transport layer program. The agreement has a value of approximately $25 million and foresees payment milestones beginning in 2023, extending over 2024 to 2025, with product shipments in 2024. In December 2023, we entered into an additional definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 alpha-variant transport layer program. The agreement has a value of approximately $33 million and foresees payment milestones beginning in 2024 and continuing in 2025, with product shipments in 2024. Our ability to generate additional revenue from the Strategic Agreement will depend on NG being awarded the relevant government contracts.

Strategic Cooperation Framework with L3Harris

On July 5, 2022, we agreed with L3Harris on a strategic cooperation framework. Under the cooperation framework, we agreed to serve as preferred provider of laser communication solutions to L3Harris. In return, we granted L3Harris certain collaboration privileges such as access to select test capabilities, including our already established interoperability labs and testbeds to emulate the link environment to be expected in space on the ground. With this strategic framework, we and L3Harris seek to build on our existing collaboration in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground. In connection with the strategic cooperation framework, L3Harris invested €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares of the Company.

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

We also collaborate with research institutes for the development and manufacture of certain optical components and products. For example, in cooperation with a German technology research institute, we have developed a metal telescope primarily for use in our CONDOR terminal that allows us to significantly reduce costs compared to alternative components. While we have already insourced most production steps for production of the metal telescope, including diamond-turning and magnetorheological finishing, we seek to expand our capabilities, further allowing us to go from raw material to finished optical telescope entirely in-house. For our HAWK terminals, we have been working on the development of an ultra-sensitive photo diode in cooperation with a French research institute, which is designed to convert fast optical pulses into corresponding electrical signals for optical measurement. Through its superior sensitivity capabilities, our photo diode will allow us to use more standardized versions of other optical components in our products, reducing overall system complexity and cost. We expect to be able to implement this ultra-sensitive photo diode into our HAWK terminals in the near-term. Additionally, by leveraging “commercial off-the-shelf” components developed in the telecommunication industry, we seek to further develop techniques to increase optical bandwidth in a cost-efficient manner, which will allow us to significantly decrease the “cost per bit” over time.

As part of our research and development activities, we have developed significant in-house testing capabilities for our products. For example, we have established a micro-vibration link testbed, which simulates the operational use of our products in air and space (e.g., vibrations during satellite or aircraft operations) while also allowing us to conduct interoperability tests with other vendors. We installed our first micro-vibration link testbed in our research and development facility and have recently completed installation of a second testbed for our interoperability laboratory in Los Angeles. In addition to our micro-vibration testbed, we use a vibration and shock testbed that simulates heavy vibrations and shocks experienced during rocket launch and aircraft landing and turbulences. We also conduct data transmission tests, in which we simulate different (simulated) link distances, acquisition tests (which include far-field simulations of the laser beam) and scenario and full motion testing (which allows us to replicate certain flight conditions in our labs). Additionally, we have installed clean room facilities which include a thermal-vacuum chamber that simulates various temperature and pressure gradients and thermal chambers which are required for temperature shock simulations. We also perform radiation tests, including the exposure of our electronics to harmful radiation to be expected in space, which we do not conduct in-house.

On July 13, 2023, for the second time, we were awarded the honor “Best Submitted Idea” in the SME/Scale-up category at the INNOspace Masters Highlight Conference hosted by the German Space Agency of the DLR. The award recognizes pioneers and innovative ideas to advance the next generation of space technology.

Our research and development team consists of in-house staff, including engineers, machinists and researchers as well as quality and manufacturing personnel. Our research and development team conceptualizes technologies and then builds and tests prototypes before refining and/or redesigning as necessary. Our goal is to develop standardized, cost-effective laser communication products and to build tools and testbeds for handover to serial production. As of December 31, 2023, we had 157 FTEs dedicated to research and development.

We have made substantial investments in product and technology development since our inception. Research and development expenditure totaled €21,572 thousand in 2023 compared to €18,986 thousand in 2022 and €20,675 thousand in 2021, of which €0 thousand, €967 thousand and €2,845 thousand, respectively, were capitalized. For more information on the capitalization of development costs under IFRS, see “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations.” We conduct the majority of our research and development activities at our facility in Gilching, Germany. We believe that the close interaction between our research and development, marketing and manufacturing groups allows for timely and effective realization of our technology and products.

At the end of the third quarter 2023, based on customer feedback and market requirements as well as strategic reasons, we decided to initiate a re-design process with respect to our HAWK terminal. We continue to believe in the significant potential in the airborne market and have therefore decided to design the next generation of our HAWK terminals based on an adapted version of our core SPACE technology used in our CONDOR terminals. This would allow us to benefit from similar production processes and reduce development and maintenance efforts for both our SPACE and AIR technologies. In the short term, we plan to only produce a limited number of HAWK terminals (based on our AIR technology) in 2024 and 2025. As a result, we recognized an impairment loss on our AIR technology in the amount of €3,308 thousand and wrote it down to a residual amount of €0, as the technology is no longer expected to be used internally and is not reasonably saleable.

Manufacturing and Supply Chain

We have developed highly sophisticated and proprietary manufacturing capabilities in recent years. Initially, we manufactured the prototypes and pre-serial production versions of our CONDOR and HAWK terminals at our site in Gilching, Germany. In 2020, we leased a larger, customized production facility in Oberpfaffenhofen, near Munich. Our facility in Oberpfaffenhofen has approximately 1,600 square meters (approximately 17,200 square feet) of production, assembly, testing, quality assurance and warehouse space and we currently employ around 18.0 FTEs in the production of our laser terminals in this facility. In 2023, in preparation for future growth, we decided to re-locate our facilities to Munich and to sublease a substantial part of our production facility in Gilching, Germany, to third parties. The lease for our new facility in Munich has a term of ten years following handover (which took place in October 2023). Our facility in Munich has approximately 11,000 square meters (approximately 120,000 square feet) of office space, production and development facilities. For more information, see “—Facilities.” We are currently ramping up serial production targeting a per year production rate capacity of up to 2,000 units in the medium term. Going forward, we may be required to install additional production equipment as we further scale our business.

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

In November 2023, we announced we experienced a delay in the production and delivery of CONDOR terminals, which was initially scheduled to start in the fourth quarter of 2023. Volume production and shipments of these units was started in the first quarter of 2024 with further ramps of production to occur throughout 2024. The delay in production of our CONDOR terminals resulted in a backlog in our inventories, which also increased significantly as part of the ramp up of our serial production.

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
•
Skyloom, a telecommunications company headquartered in Colorado, USA, specializing in the development and deployment of a portfolio of proprietary laser communication solutions to enhance space-based communications for LEO satellite constellations
•
Thales Alenia Space, a joint venture between Thales and Leonardo headquartered in France, that designs, operates and delivers satellite-based systems that help customers position and connect;
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

We own six trademarks and 51 internet domain names. We provide our products to customers pursuant to terms and conditions that impose restrictions on use and disclosure of our proprietary and confidential information. We also seek to avoid disclosure of our intellectual property using contractual obligations, by requiring employees, consultants and contractors with access to our proprietary information to execute nondisclosure, non-competition and intellectual property assignment agreements. In addition, we generally control access to our proprietary and confidential information through the use of internal and external controls. See “Item 3. Key Information—D. Risk Factors—Legal and Tax Risks—We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.”

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

Facilities

We currently lease all of our real property and do not own any real property.

Location	Usage	Approximate size	Lease term	Year lease term expires
Bertha-Kipfmüller-Str. 2-8 81249 Munich Germany	Headquarter, office space, production and development facilities	11,000 square meters / 120,000 square feet	10 years(1)	2033(1)
Dornierstraße 19 82205 Gilching, Germany	Office space	1,600 square meters/ 17,200 square feet	10 years	2029
13100 Yukon Ave Unit A Hawthorne California 90250 United States of America	Office space, production and development facilities (such as our interoperability laboratory)	1,800 square meters / 20,000 square feet	5.5 years (66 months)	2027
Arlington Tower, 1300 North 17th Street, Arlington, Virginia 22209 United States of America	Office space	260 square meters / 2,800 square feet	4 years	2025(2)

(1) Handover took place in October 2023. For purposes of adapting the facility to our needs, we will pay to the landlord an additional fee of €1.1 million following payment of the first month’s rent. In addition, we have an option to extend our lease for an additional five year term.

(2) We have the option to extend our lease for an additional three years.

Legal Proceedings

From time to time, we may be involved in various claims and government, legal or arbitration proceedings arising out of our operations, including ordinary course litigation with former employees. The following description includes information on material governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during at least the twelve months prior to the date of this Annual Report:

In July 2020, the German Federal Ministry for Economic Affairs and Climate Action (Bundesministerium für Wirtschaft und Klimaschutz, “BMWK”) prohibited the export of laser communication terminals for installation on LEO satellites to customers in China based on Section 6 in conjunction with Section 4 para. 1 of the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz, “AWG”). The ban was issued on the grounds of essential security interests of the Federal Republic of Germany, in order to prevent a disturbance of the peaceful coexistence of nations and to prevent a substantial disturbance to the foreign relations of the Federal Republic of Germany (Section 4 para 1 no. 1, 2 and 3 AWG), as our laser communication terminals would have a potential use in the fields of military reconnaissance and communication. To comply with the ban, in 2020 we terminated all business relationships with customers in China. While we currently do not intend to pursue any business opportunities in China or with Chinese customers, we have challenged the export ban with a lawsuit before the Administrative Court of Berlin with a view to seeking compensation for losses we suffered as a result of the export ban. In a court hearing on October 26, 2022, our action was dismissed. In connection with our withdrawal from the Chinese market due to the export ban to customers in China, we terminated all business relationships with customers in China. By letter dated July 2023, a former Chinese customer asserted a repayment claim in the amount of €495,000 plus default interest and ancillary costs in connection with our termination of their contract. We responded in a letter dated August

2023 that we do not see a basis for this claim under the contract with the former customer. However, on December 22, 2023, our former Chinese customer filed a claim in arbitration court.

On February 17, 2020, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) initiated an investigation against us on the grounds of the alleged omission of an ad hoc disclosure under the ad hoc disclosure obligation of Article 17 para. 1 MAR. On January 14, 2020, we had announced, by means of a press release published on our website, that we had entered into a new multi-million Euro contract with a space customer. During the ongoing investigation, BaFin argued that the conclusion of a contract of such dimensions would have fallen under the ad hoc disclosure obligation of Article 17 para. 1 MAR, and that the publication on our website did not satisfy this obligation. On March 16, 2020, as requested, we provided BaFin with additional information about the contract and the negotiations leading up to it as well as our explanation as to why we did not file an ad hoc disclosure in this case. On November 13, 2020, BaFin informed us that notwithstanding the additional information we provided, it still upholds its view of an existing infringement of the ad hoc disclosure obligation. BaFin has now entered the process of investigating the alleged omission of an ad hoc disclosure as an administrative offence (Ordnungswidrigkeit). On October 11, 2022, we received a further letter from BaFin, in which BaFin stated that based on its investigation and prior written responses provided by us, BaFin was of the preliminary view that we had at least objectively violated the ad hoc disclosure obligation of Article 17 para. 1 MAR. We submitted a further written response to the BaFin on November 16, 2022. On March 20, 2023, BaFin imposed an administrative fine amounting to €150,000 on us in this matter. The administrative fine order is final and binding.

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

Regulatory Environment

Overview

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our technology and products, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the non-U.S. and U.S. federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. For example, as of the date of this Annual Report, laser communication is not regulated by the United Nations’ International Telecommunication Union and can, thus, be used without restrictions such as license requirements. There is, however, no guarantee that relevant laws, rules and regulations remain unchanged and will not become more comprehensive and stringent in the future. If we fail to comply with any applicable laws, rules, or regulations, we may be subject to civil liability, administrative orders, fines or even criminal sanctions. See “Item 3. Key Information—D. Risk Factors—Regulatory Risks” and “Item 3. Key Information—D. Risk Factors—Legal and Tax Risks.”

The following provides a brief overview of certain selected areas of laws and regulations applicable to our business operations.

Laser Safety Provisions

We develop and test our technology and products in our production facilities, and are currently ramping up serial production of our products in our production facility in Oberpfaffenhofen and Munich, Germany. In developing and manufacturing our products, we must comply with applicable German and European Union laws and regulations on laser safety requirements. For example, Directive 2006/25/EC of the European Parliament and of the Council of 5 April 2006 (as amended) sets forth minimum requirements for the protection of workers from risks to their health and safety arising or likely to arise from exposure to artificial optical radiation (including laser radiation) during their work in the European Union. In Germany, this directive was implemented by the Regulation for Employee Protection Against Artificial Optical Radiation Risks (Verordnung zum Schutz der Beschäftigten vor Gefährdungen durch künstliche optische Strahlung) and the Regulation on Preventive Occupational Medicine (Verordnung zur arbeitsmedizinischen Vorsorge). Among other things, these regulations provide for technical rules related to the assessment of laser radiation risks for employees, measurements and calculations related to laser radiation exposure, and risk protection measures that include the appointment of a laser safety officer (Laserschutzbeauftragter) and the use of laser protective glasses and screens.

In addition, the U.S. Food and Drug Administration (“FDA”) has issued performance standards (see 21 CFR 1040) regulating light-emitting electronic products, including all types of laser products. Laser products are defined as any manufactured product or assemblage of components which constitutes, incorporates, or is intended to incorporate a laser or laser system. A laser or laser system that is intended for use as a component of an electronic product shall itself be considered a laser product (see 21 CFR 1040.10(b)(21)). Prior to introducing a product in the United States, we provide notice to the FDA, in the form of a safety report, which provides identification information and operating characteristics of the product to demonstrate compliance with the respective U.S. safety level. Our CONDOR and HAWK laser terminals are both categorized as laser class IV. If the FDA should find that the report is complete, it would provide us approval in the form of what is known as an accession number. We may not market a product until we have received an accession number. In addition, we submit an annual report to the FDA that includes, among other things, the radiation safety history of all products we sell in the United States. We have provided the FDA with all relevant documentation and obtained the necessary accession numbers for both of our laser terminals.

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

Production, Possession, and Handling of Waste

During our manufacturing process we generate different kinds of waste, including industrial waste. Applicable waste laws generally require us to reduce and/or avoid waste and to dispose of the different types of waste in a manner consistent with its properties so it does not endanger human health or harm the environment. In the European Union, Directive 2008/98/EC of the European Parliament and of the Council of November 19, 2008 on waste, as amended (Waste Framework Directive), requires European Union member states to take appropriate measures in this regard. In Germany, the Waste Management Act (Kreislaufwirtschaftsgesetz) transports these European Union requirements into national law. Under the Waste Management Act, generators, owners, collectors, and transporters of waste have to demonstrate to the competent authority and to other parties that they have properly disposed of hazardous waste (gefährliche Abfälle) by waste disposal (Entsorgungsnachweis). Besides, the Waste Management Act contains regulations on, among other factors, permissible methods of, and responsibility for, the generation, handling, possession, and discharge as well as recycling methods of waste depending on the danger posed by the waste.

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

European Union and German Dual-Use Export Control Regime

In the European Union, the export of Dual-Use Items from European Union member states is harmonized and mainly governed by European law, in particular by Council Regulation (EC) No 428/2009 of 5 May 2009, as amended, which established a community regime for the control of exports and the transfer, brokering and transit of Dual-Use Items (the “Dual-Use Regulation”). The scope of the Dual-Use Regulation is defined in an annex to the Dual-Use Regulation (“Annex I”), which contains a detailed list of goods divided into different categories. For all listed Dual-Use Items, an export authorization is required (Art. 3 Dual-Use Regulation). Our spaceborne CONDOR laser communication terminal qualifies as a Dual-Use Item under the Dual-Use Regulation. In May 2021, the European Parliament and the Council of the European Union adopted Regulation (EU) 2021/821, as amended, which amends the Dual-Use Regulation and which came into effect on September 9, 2021. The amendment includes an export authorization requirement for the export of certain non-listed surveillance technology should the competent member states’ authorities consider that the items are or may be used in whole or in part in connection with internal repression and human rights and international humanitarian law violations.

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

Currently, our largest potential customer base is located in the United States. We believe that further potential markets may develop in Asia (except China) and a number of European countries. Therefore, our products could be subject to international trade restrictions in these markets in the future. To the best of our knowledge, none of the components currently used in our products is subject to arms control regulations in the U.S., such as the ITAR; but, this may occur in the future. The related approval process could have a detrimental effect on our potential customers’ demand and could also limit our potential customer base to those entities that are allowed to import and purchase arms products under the relevant regulations.

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

Further, non-U.S. persons and entities that cause a U.S. person to violate U.S. sanctions may violate OFAC’s prohibition on causing another person to violate sanctions, which may result in civil and criminal penalties under applicable U.S. law. Accordingly, transacting with customers in countries such as Cuba may be allowed under European Union law but still violate U.S. sanctions. In case of such conflicts between European Union law and U.S. sanctions, the Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extraterritorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom, as amended, prohibits European Union companies from complying with certain listed U.S. sanctions and shields these entities from the effects of U.S. sanctions in the European Union. Such anti-boycott rules apply, for example, to the 2018 U.S. sanctions targeting Iran. European Union companies are, nonetheless, free to conduct their business as they see fit, i.e., not trade with countries sanctioned by the U.S.

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

Our commitments in terms of sanctions and embargoes mainly (but not exclusively) derive from Council Regulation (EC) No 2580/2001 of 27 December 2001, as amended, on specific restrictive measures directed against certain persons and entities with a view to combating terrorism. It aims to prevent and prohibit the financing of terrorist acts by prohibiting that funds, other financial assets, and economic resources are made available, directly or indirectly, to, or for the benefit of, a natural or legal person, group, or entity included in the list of restricted parties, or by prohibiting financial or other related services from being rendered for the benefit of restricted parties.

German Foreign Investment Regime

German foreign trade law may require foreign investors to obtain government approval for the acquisition of our shares if the acquirer directly or indirectly holds 20% or more of our voting rights following the acquisition. Pursuant to the cross-sectoral examination in Section 55 et seq. AWV, the BMWK may prohibit or restrict the acquisition of our shares by a foreign investor that is resident or based outside the European Union (Unionsfremder) if it endangers the public order or the security of Germany.

Additionally, statutory notification requirements apply, inter alia, to direct and indirect acquisitions by a foreign acquirer of 20% or more of the voting rights of a company that develops or manufactures, among other things, goods intended for use in space or for use in space infrastructure systems (Section 55a para. 1 no. 18 third alternative AWV) as well as goods specifically required for the operation of laser communication networks (Section 55a para. 1 no. 22 AWV), including us.

Accordingly, any such acquisition must be notified to the BMWK upon signing of a binding agreement or public takeover offer. However, only the signing of the binding agreement is subject to the notification requirement, not the subsequent acquisition itself (closing). Nonetheless, clearance by the BMWK qualifies as a statutory closing condition for all transactions that are subject to the cross-sectoral investment control proceeding and to the mandatory notification requirement. Furthermore, prior to clearance by the BMWK, the regime prohibits the acquirer, among other things, from exercising any voting rights in the target, and from receiving company related information (provided that such information relates to company divisions or corporate assets that are subject to the investment control proceeding).

Upon receipt of a notification, the BMWK can clear the transaction pursuant to Section 58a para. 1 AWV (in case of mandatory filings) or, alternatively, issue a clearance certificate pursuant to Section 58 para. 1 AWV (in case of voluntary filings). In both cases, clearance is deemed to have been granted within two months from receipt of the notification (phase 1) if the BMWK has not cleared the transaction or initiated formal review proceedings. If the BMWK initiates formal review proceedings (phase 2), it has four months after having received the complete set of information required for the formal review proceedings, to decide pursuant to Section 59 AWV whether to clear the transaction, to prohibit the transaction or either to issue orders to ensure public order and security of the Federal Republic of Germany. The aforementioned statutory review periods of two months (phase 1) respectively four months (phase 2) may be extended or suspended under certain circumstances.

In addition, the BMWK may initiate investigations on its own after becoming aware of the conclusion of a binding agreement, but not later than five years after the conclusion of the respective agreement (Section 55 para. 1 AWV in conjunction with Section 14a para. 3 AWG). If grounds for objections exist, the BMWK may prohibit the direct acquirer from making an acquisition within the meaning of Section 55 AWV within four months of the receipt of the complete application or issue instructions in order to ensure the public order or the security of Germany (Section 59 para. 1 AWV in conjunction with Section 14a para. 1 No. 2 AWG).

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

In July 2022, Mynaric AG entered into a joint venture agreement with Isar Aerospace Technologies GmbH, REFLEX aerospace GmbH, and SES Astra Services Europe S.à r.l. and established UNIO Enterprise GmbH, with corporate seat in Munich and a share capital of €29,410. Mynaric AG currently holds 21.25% in UNIO Enterprise GmbH.

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

Overview

We believe we are a leading developer and manufacturer (in terms of production capacity) of advanced laser communication technology for aerospace-based communication networks in government and commercial markets. Laser communication networks provide connectivity from the sky, allowing for high data rates and secure, long-distance data transmission between moving objects for wireless space- and airborne-based as well as terrestrial applications. Our technology and products are designed to provide the secure wireless backbone for connectivity to link satellites, high-altitude platforms, unmanned aerial vehicles and aircraft with potential future use on ships, mobility platforms and fixed locations on the ground. For more information on our business, see “Item 4. Information on the Company—B. Business Overview.”

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

Development of the Laser Communication Market

Our ability to successfully develop and commercialize our laser communication products depends on the willingness of potential customers to invest in the development of constellations in the context of aerospace-based communication networks. Over the past decade, the laser communication market has started to take shape, driven by rapid technological developments in the space industry, particularly the advent of smaller, lower-cost satellites. While governments remains a critical driver for further expansion of global space activities, a number of well-funded technology companies have developed formidable commercial space-based communication capabilities. At the same time, as private sector space capabilities increase, governments have begun to realize the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. The combination of increased access to capital, economies of scale, and open innovation models has driven rapid growth in the commercial space market in recent years.

Current demand for laser communication is predominantly driven by government needs, with the U.S. government spearheading the adoption of laser communication technology. U.S. allies and other governments are also evaluating new technologies as part of their national objectives to modernize their space capabilities. Accordingly, governments around the world in general, and the U.S. government in particular, have invested significantly in research and development as well as deployment of laser communication and other technologies with a view to developing the critical elements for connected systems and shared networks providing for highly connected and resilient coverage from the air and/or sky (e.g., constellations of infrared missile warning and missile tracking satellites, military IoT). For more information on these government programs, see “Item 4. Information on the Company—B. Business Overview—Key Investment Highlights—Multi-year government programs driving near-term adoption and technology validation.” The escalation of geopolitical tensions (such as the invasion of Ukraine by Russia or the hostilities between Israel and the Hamas) has further fueled the need for advanced capabilities to withstand and react to new threat scenarios, driving the recent increase in defense-related spending in the U.S. and Europe.

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

Regulatory Environment and Government Regulation

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including complex and evolving export control laws as well as economic sanctions laws promulgated by the United States, Germany and the European Union. Export control and economic sanctions laws may include prohibitions on the sale or supply of certain products to embargoed or sanctioned countries and regions, governments, persons and entities. For example, in July 2020, the German government prohibited a shipment of our CONDOR terminals to a customer in China based on the German Foreign Trade and Payments Act (Außenwirtschaftsgesetz). The ban was issued on the grounds of essential security interests, in order to prevent a disturbance of the peaceful coexistence of nations and to prevent a substantial disturbance of Germany’s foreign relations, as the CONDOR terminals would have a potential use in the fields of military reconnaissance and communication. To comply with the ban, in 2020, we terminated all business relationships with customers in China, as a result of which we suffered significant losses in revenue. Following this decision, in 2020, the German government categorized laser communication network products as dual-use goods. See “Item 3. Key Information—D. Risk Factors—Regulatory Risks—We are subject to regulatory risks, in particular related to evolving sanctions laws as well as governmental export controls, in a number of jurisdictions that could limit our customer base and result in higher compliance costs.”

In addition to such export controls laws and regulations, various countries regulate the importation of certain products, through import permitting and licensing requirements. We are also subject to international trade restrictions in certain of our markets, which may impact the sale and delivery of our products going forward.

Commercialization of our Technology and Serial Production

To further drive commercialization of our technology and ramp-up serial production, we must complete the ongoing expansion of our production and development facilities, purchase and integrate related equipment, and achieve several research and development milestones. In 2020, we leased a production facility in Oberpfaffenhofen, Germany, requiring substantial installation of manufacturing equipment; a first expansion phase was completed in 2021. We also made investments in our laboratory and testing equipment, including our micro-vibration link testbed and clean room facilities. We also have incurred, and expect to continue to incur, significant costs in connection with the expansion of our facility in Los Angeles, where we recently installed the industry’s first laser communication interoperability lab. In preparation for future growth, we have decided to further expand our facilities from 2023 onwards. To this end, we signed a lease agreement for a new location in Munich which offers approximately 11,000 square meters (approximately 120,000 square feet) of office space, production and development facilities. Handover of this new facility took place in October 2023.

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

Going forward, we will require additional capital to continue the ramp up of our serial production capabilities, targeting a per year production rate capacity of up to 2,000 units in the medium-term. Until we can generate sufficient cash-flow from customer contracts, we expect to finance our operations through a combination of existing cash, possible additional public equity offerings, debt financings, collaborations, and licensing arrangements. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our further development efforts.

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

Besides some initial orders and customer deliveries in 2022, we received an order from NG relating to Tranche 1 of the SDA’s PWSA satellite constellation. NG’s order has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024; product shipments are commencing in 2024. The order follows the Strategic Agreement that we had entered into with NG in October 2021, under which we agreed to serve as a strategic supplier to NG and to exclusively develop and sell customized laser communication solutions for use in or relating to space to NG where the ultimate customer is a U.S. government customer. For more information on the Strategic Agreement and the March 2022 agreement, see “Item 4 Information on the Company—B. Business Overview—Our Operations—Our

Go-To-Market Strategy—Strategic Agreement with Northrop Grumman.” In October 2022, we received an additional order from NG for 42 CONDOR terminals as part of the SDA’s Tranche 1 tracking layer program.

In July 2022, we agreed with L3Harris on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges. In connection therewith, L3Harris invested €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares. With this strategic cooperation framework, we and L3Harris seek to build on our existing collaboration in the airborne domain and widen the scope to cover all domains including space, air, maritime and ground.

In particular in 2023 and early 2024, our products gathered further traction:

•
In November 2023, we entered into an additional definitive agreement with an undisclosed U.S.-based customer for the delivery of CONDOR terminals. The order has a value of around $6 million and foresees payment milestones in the fourth quarter of 2023 and in 2024, with product shipments commencing in 2024.
•
In November 2023, we entered into a definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 beta-variant transport layer program. The agreement has a value of approximately $25 million and foresees payment milestones beginning in 2023, extending over 2024 to 2025, with product shipments commencing in 2024.
•
Also, in November 2023, we entered into a definitive agreement with an existing, undisclosed U.S.-based customer for the delivery of CONDOR terminals with an approximate value of $30 million. The agreement foresees payment milestones in late 2023, extending over 2024 to 2025, with product shipments commencing in 2024.
•
In December 2023, we entered into an additional definitive agreement with NG for the delivery of CONDOR terminals for the SDA’s Tranche 2 alpha-variant transport layer program. The agreement has a value of approximately $33 million and foresees payment milestones beginning in 2024 and continuing in 2025, with product shipments commencing in 2024.
•
In May 2024, we were selected by Rocket Lab USA, Inc. to supply CONDOR terminals to the SDA’s Tranche 2 beta-variant transport layer program. The order has an approximate value of $15 million, with product shipments beginning in 2025 and continuing into 2026.

In 2023, we were awarded additional contracts by different government agencies relating to the design, development, production and testing of initial demonstrators for end-to-end optical communication systems. For more information on these additional contracts, see “Item 4 Information on the Company—B. Business Overview—Key Investment Highlights—Deeply engaged with customers in the government market through highly attractive contract awards within initial government programs.”

Driven by these initial customer wins, our optical communications terminal backlog and cash-in from customers grew significantly year-over-year. The table below provides an overview of cash-in from customer contracts and optical communications terminal backlog for the periods presented:

	As of and for the year ended December 31,
	2023	2022		2021
	(unaudited)
Cash-in from customer contracts (in € thousand)	49,196	18,307	(1)(2)	3,887	(2)
Optical communications terminal backlog (in units)	794	256		40	(3)

————————

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
(3)
As we only terminated our contract with SpaceLink in November 2022, backlog as of December 31, 2021 included 30 SpaceLink units. As of December 31, 2022, the backlog no longer included any SpaceLink units. Without the SpaceLink units, backlog as of December 31, 2021 would have amounted to ten units.

Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period. Optical communications terminals are defined as the individual devices responsible for pointing the laser beam and capable of establishing a singular optical link each. The optical communications terminal backlog includes (i) optical communications terminal deliverables related to customer purchase orders; and (ii) optical communications terminal deliverables in the context of other signed agreements. Backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled, changed and adjusted orders. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions. We believe that optical communications terminal backlog will continue to increase in 2024 and have already achieved an increase resulting in an optical communications terminal backlog of 855 terminal deliverables as of March 31, 2024.

In light of the increase in optical communications terminal backlog, cash-in from customer contracts increased from €3.9 million in 2021 to €18.3 million in 2022 to €49.2 million in 2023. Cash-in from customer contracts includes payments from customers under purchase orders and other signed agreements, including payments received based on payment milestones under customer programs. We often accrue meaningful payment milestones during the integration phase that precede customer deliveries. For the three months period ended March 31, 2024, cash-in from customer contracts amounted to €8.9 million. Based on our current optical communications terminal backlog, expected shipments to customers and our sales pipeline, we expect cash-in from customers to increase significantly in 2024.

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

Most recently, we experienced a delay in the production and delivery of CONDOR terminals, which was initially scheduled to start in the fourth quarter of 2023. We currently expect volume production and shipments of these units to commence in 2024. The delay in production of our CONDOR terminals resulted in a backlog in our inventories, which also increased significantly as part of the ramp up of our serial production.

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

At the end of the third quarter of 2023, based on customer feedback and market requirements as well as strategic reasons, we decided to initiate a re-design process with respect to our HAWK terminal. We continue to believe in the significant potential in the airborne market and have therefore decided to design the next generation of our HAWK terminals based on an adapted version of our SPACE technology used in our CONDOR terminals. This will allow us to benefit from similar production processes and a reduction of development and maintenance efforts for both our SPACE and AIR technologies. In the short term, we plan to produce a limited number of HAWK terminals (based on our AIR technology) in 2024 and 2025. As a result, we recognized an impairment loss on our AIR technology in the amount of €3,308 thousand and wrote it down to a residual amount of €0 as well as an impairment loss on equipment related to our AIR technology of €1,172 thousand.

Research and development expenditure totaled €21,572 thousand in 2023 compared to €18,986 thousand in 2022 and €20,675 thousand in 2021, of which €0 thousand, €967 thousand and €2,845 thousand, respectively, were capitalized. In the year ended December 31, 2023, an impairment in the amount of €3,308 thousand (2022: €1,531, 2021: €0) was recognized for the capitalized development costs regarding our adapted SPACE technology for MEO-based constellations. We expect that our research and development expenses will continue to increase over the next several years as we continue to modify our existing technology for use in related products and to develop other laser communication-related technologies.

In addition, protection of our intellectual property is fundamental to the long-term success of our business. We believe that our continued success depends in large part on our proprietary technology, the skills of our employees and the ability of our employees to continue to innovate and incorporate advances into ourto products. We rely exclusively on a combination of trade secret, copyright and trademark laws and contractual provisions with employees and third parties, to establish and protect our intellectual property rights. While our expertise in laser communication technology is critical to our success, we typically keep our inventions as trade secrets to avoid public disclosure. We do not own any patents and do not have any patent applications pending. We may incur significant losses without the protection afforded by patents. See “Item 3. Key Information—D. Risk Factors-Regulatory, Legal and Tax Risks—We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use of our products and technology.”

Personnel Costs

Personnel costs, which include salaries, wages and share-based payments as well as social security contributions, account for a significant share of our costs. As we grow our business, we expect these costs to increase. We believe that our success depends, in a significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly qualified personnel such as engineering, design, manufacturing and quality assurance, finance, marketing, sales and support personnel. We cannot guarantee that our efforts to retain and motivate management and key employees or attract and retain other highly qualified personnel in the future will be successful. Competition for qualified employees is intense, and our ability to hire, attract and retain such employees depends, among other things, on our ability to provide competitive compensation. This may require us to increase compensation for current and new employees over time. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business—We are highly dependent on our senior management team and other highly qualified personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.”

Currency Fluctuations

Our reporting currency is the Euro. Some of our current sales are, and we expect that a significant portion of our future sales will be, denominated in U.S. dollars. Fluctuations in foreign currency exchange rates and, in particular, the relative strength or weakness of the U.S. dollar and the Euro can have a significant impact on our performance and results of operations. A weakening of the U.S. dollar against the Euro would have a negative impact on results derived from sales made in U.S. dollars. Conversely, a strengthening of the U.S. dollar against the Euro, could have a positive impact, for example, to the extent that we use U.S. dollar revenue to pay Euro denominated costs. Fluctuations in foreign currency rates could result in either a gain or a loss and could have a significant impact on our performance and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange risk and our financial position and results of operations may be negatively affected by the fluctuation of different currencies.”

Components of Our Results of Operations

Our consolidated statement of profit or loss and other comprehensive income or loss presents costs using the “nature of expense” method, which results in an (unnetted) gross presentation (i.e., before the deduction of any amounts capitalized) of the costs incurred broken down by type or nature of expenditure including cost of materials, personnel costs, depreciation, amortization and impairment, and other operating costs. All capitalized amounts relate to the development of intangible assets or the construction of property, plant and equipment, and are presented within the line item “Own work capitalized.”

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

Cost of materials: Our cost of materials includes costs for raw materials and consumables used, write-downs on raw materials and consumables as well as costs for services purchased.

Personnel costs: Our personnel costs consist of wages and salaries as well as share based payments, social security contributions and other employee benefits. Personnel expenses corresponds to personnel costs excluding own work capitalized.

Depreciation, amortization and impairment: Depreciation, amortization and impairment include amortization and impairment of intangible assets and depreciation of property, plant and equipment and right-of-use-assets.

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

A. Operating Results

The following tables present the selected consolidated financial information for our company. The financial data as of and for the years ended December 31, 2023, 2022 and 2021 has been derived from our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this Annual Report and which have been prepared in accordance with IFRS as issued by the IASB.

The financial data presented below is not necessarily indicative of the financial results expected for any future periods. The financial data below does not contain all the information included in our financial statements.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the year ended December 31,
	2023				2022				2021
	AIR	SPACE	Group		AIR	SPACE	Group		AIR	SPACE	Group
	(in € thousands)				(in € thousands)				(in € thousands)
Revenue	—	5,390	5,390		1,384	3,038	4,422		—	2,355	2,355
Other operating income	1,070	2,554	3,624		673	1,703	2,376		72	363	435
Cost of materials(1)	(10,121)	(6,650)	(16,771)		(5,249)	(10,185)	(15,434)		(2,846)	(7,778)	(10,624)
Personnel costs(1)	(1,808)	(34,796)	(36,604)		(11,486)	(25,924)	(37,410)		(6,120)	(17,245)	(23,365)
Depreciation, amortization and impairments(1)	(4,832)	(6,790)	(11,622)		(1,948)	(6,041)	(7,989)		(1,221)	(3,297)	(4,518)
Other operating costs(1)	(727)	(13,988)	(23,222)	(2)	(4,831)	(11,163)	(22,082)	(3)	(1,923)	(8,418)	(11,830)	(4)
Change in inventories of finished goods and work in progress	(624)	(152)	(776)		517	243	760		626	(58)	568
Own work capitalized(1)	370	448	818		11	1,556	1,567		619	3,996	4,615
Operating income / (loss)	(16,672)	(53,984)	(79,163)	(2)	(20,929)	(46,773)	(73,790)	(3)	(10,793)	(30,082)	(42,364)	(4)
Financial income	n/a	n/a	911		n/a	n/a	—		n/a	n/a	—
Financial costs	n/a	n/a	(16,035)		n/a	n/a	(2,545)		n/a	n/a	(2,148)
Net foreign exchange gain / (loss)	n/a	n/a	562		n/a	n/a	2,574		n/a	n/a	826
Financial result	n/a	n/a	(14,562)		n/a	n/a	29		n/a	n/a	(1,322)
Share of profit of equity-accounted investees, net of tax	n/a	n/a	(355)		n/a	n/a	(45)		n/a	n/a	—
Income / (loss) before tax	n/a	n/a	(94,080)		n/a	n/a	(73,806)		n/a	n/a	(43,686)
Income tax expense	n/a	n/a	552		n/a	n/a	24		n/a	n/a	(1,791)
Consolidated net income / (loss)	n/a	n/a	(93,528)		n/a	n/a	(73,782)		n/a	n/a	(45,477)
Other comprehensive income / (loss)
Items which may be subsequently reclassified to profit and loss	n/a	n/a	1,126		n/a	n/a	(411)		n/a	n/a	(498)
Other comprehensive income / (loss) after tax	n/a	n/a	1,126		n/a	n/a	(411)		n/a	n/a	(498)
Total comprehensive income/ (loss) for the period	n/a	n/a	(92,402)		n/a	n/a	(74,193)		n/a	n/a	(45,975)

(1)
Own work capitalized is comprised of capitalized costs relating to the construction of property, plant and equipment or the development of intangible assets, which are offset by capitalized costs included in other line items as follows:

	For the year ended December 31,
	2023			2022			2021
	AIR	SPACE	Group	AIR	SPACE	Group	AIR	SPACE	Group
	(in € thousands)			(in € thousands)			(in € thousands)
Cost of materials	(242)	(14)	(256)	(3)	(686)	(689)	(487)	(1,508)	(1,995)
Personnel costs	(95)	(289)	(385)	(5)	(660)	(665)	(95)	(1,811)	(1,906)
Depreciation, amortization and impairment	(15)	(75)	(89)	(1)	(111)	(112)	(15)	(272)	(287)
Other operating costs	(17)	(70)	(88)	(1)	(100)	(101)	(21)	(406)	(427)

(2)
Includes non-segment specific expenses in the amount of €8,507 thousand relating to the audit of our financial statements, the remuneration for the members of our supervisory board, costs related to financing activities as well as insurance and other costs related to our stock exchange listings.
(3)
Includes non-segment specific expenses in the amount of €6,088 thousand relating to the audit of our financial statements, the remuneration for the members of our supervisory board as well as insurance and other costs related to our stock exchange listings.
(4)
Includes non-segment specific expenses in the amount of €1,489 thousand relating to the preparation and audit of our financial statements, remuneration for the members of our supervisory board as well as insurance and other costs related to our stock exchange listings.

Revenue

Comparison of the Years ended December 31, 2022 and December 31, 2023

Revenue increased by 21.9% from €4,422 thousand in 2022 to €5,390 thousand in 2023. This increase was mainly the result of preliminary design review services related to our CONDOR terminal and the delivery of engineering models of our CONDOR terminals to initial customers.

On a regional level, revenue was generated exclusively from United States-based customers in the Space Segment.

Comparison of the Years ended December 31, 2021 and December 31, 2022

Revenue increased by 87.8% from €2,355 thousand in 2021 to €4,422 thousand in 2022. This increase is mainly the result of several milestone payments in the amount of €2,589 thousand made by SpaceLink being recognized as revenue since we terminated our agreement with SpaceLink in late 2022 for default. The increase was further driven by the increase in deliveries of our CONDOR and HAWK terminals to initial customers in 2022.

On a regional level, revenue in our Space segment in 2022 consisted exclusively of revenue generated from three customers (including SpaceLink) in the United States. Revenue in our Air segment in 2022 consisted exclusively of revenue generated from two customers in the United States.

Other Operating Income

Comparison of the Years ended December 31, 2022 and December 31, 2023

Other operating income increased by 52.5% from €2,376 thousand in 2022 to €3,624 thousand in 2023, primarily due to income from government grants relating to milestone achievements under the DARPA Space-BACN program and two ESA programs.

Comparison of the Years ended December 31, 2021 and December 31, 2022

Other operating income increased significantly by 446.2% from €435 thousand in 2021 to €2,376 thousand in 2022, primarily due to income from grants generated under the DARPA Space-BACN program and two ESA programs.

Cost of Materials

The following table provides our cost of materials for the periods presented:

	For the year ended December 31,
	2023	2022	2021
	(in € thousands)
Cost of materials	(16,771)	(15,434)	(10,624)
Of which own work capitalized	256	689	1,995
Cost of materials excluding own work capitalized	(16,515)	(14,745)	(8,629)

Comparison of the Years ended December 31, 2022 and December 31, 2023

Cost of materials increased by 8.7% from €15,434 thousand in 2022 to €16,771 thousand in 2023, primarily due to a substantial increase of raw materials and consumables used in connection with the production of our CONDOR terminals and write-downs for raw materials and consumables. Cost of materials included write-downs for raw materials and consumables used in the amount of €9,569 thousand in 2023 compared to €5,601 thousand in 2022. While write-downs in 2022 mainly related to our CONDOR terminals, write-downs in 2023 mainly related to raw materials and consumables used in our HAWK terminals and the underlying AIR technology.

The portion of own work capitalized included in cost of materials decreased by 62.8% from €689 thousand in 2022 to €256 thousand in 2023, primarily due to the discontinuation of the development in 2022 of the adapted SPACE technology for MEO-based constellations. Cost of materials excluding own work capitalized increased by 58.5% from €14,745 thousand in 2022 to €16,515 thousand in 2023, primarily due to a substantial increase of raw materials and consumables used in connection with the production of our CONDOR terminals and write-downs for raw materials and consumables.

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

Personnel Costs

The following table provides our personnel costs for the periods presented:

	For the year ended December 31,
	2023	2022	2021
	(in € thousands)
Personnel costs	(36,604)	(37,410)	(23,365)
Of which own work capitalized	385	665	1,906
Personnel expenses (i.e., personnel costs excluding own work capitalized)	(36,219)	(36,745)	(21,459)

Comparison of the Years ended December 31, 2022 and December 31, 2023

Personnel costs decreased by 2.2% from €37,410 thousand in 2022 to €36,604 thousand in 2023. The overall decrease was mainly due to a decrease in share-based payments, which more than offset the increase in wages and salaries.

Personnel costs also included a one-time severance compensation in the amount of €750,000 for the benefit of Emin Bulent Altan as compensation for the termination of his services agreement as a member of the Company’s management board, which he received irrespective of his function as chairperson of the supervisory board. The severance compensation was settled in the form of ordinary shares on March 6, 2024. Mr. Altan received 37,128 ordinary shares at a per share price of €20.20.

The portion of own work capitalized included in personnel costs decreased by 42.1% from €665 thousand in 2022 to €385 thousand in 2023, primarily due to the discontinuation of the development in 2022 of the adapted SPACE technology for MEO-based constellations. Personnel expenses (i.e., personnel costs excluding own work capitalized) decreased by 1.5% from €36,745 thousand in 2022 to €36,219 thousand in 2023 due to a decrease in share-based payments, which more than offset the increase in wages and salaries.

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

Depreciation, Amortization and Impairment

The following table provides our depreciation, amortization and impairment for the periods presented:

	For the year ended December 31,
	2023	2022	2021
	(in € thousands)
Depreciation, amortization and impairment	(11,622)	(7,989)	(4,518)
Of which own work capitalized	89	112	287
Depreciation, amortization and impairment excluding own work capitalized	(11,533)	(7,877)	(4,231)

Comparison of the Years ended December 31, 2022 and December 31, 2023

Depreciation, amortization and impairment increased by 45.5% from €7,989 thousand in 2022 to €11,622 thousand in 2023. The increase was mainly driven by the impairment loss on our AIR technology, which accounted for a total impairment loss of €3,308 thousand, and the impairment loss on related equipment, which accounted for a total impairment loss of €1,172 thousand. The overall increase was further driven by higher investments in the expansion of our development and production infrastructure, which includes investments in our customized production facility in Oberpfaffenhofen, which resulted in the increase of depreciation of property, plant and equipment.

The portion of own work capitalized included in depreciation, amortization and impairment decreased by 20.5% from €112 thousand in 2022 to €89 thousand in 2023, due to the discontinuation of the development in 2022 of the adapted SPACE technology for MEO-based constellations. Depreciation, amortization and impairments excluding own work capitalized increased by 41.9% from €7,877 thousand in 2022 to €11,184 thousand in 2023, primarily due to the impairment of our AIR technology and higher investments in the expansion of our development and production infrastructure.

Comparison of the Years ended December 31, 2021 and December 31, 2022

Depreciation, amortization and impairment increased by 76.8% from €4,518 thousand in 2021 to €7,989 thousand in 2022, primarily due to the impairment of our adapted SPACE technology for MEO-based constellations, which accounted for a total impairment loss of €1,531 thousand, and the ongoing amortization of our SPACE technology and AIR technology, which accounted for €1,075 thousand and €284 thousand, respectively, of amortization in 2022. The increase was further driven by higher investments in the expansion of our development and production infrastructure, which includes investments in our customized production facility in Oberpfaffenhofen and in additional production equipment in the United States. In addition, the increase in depreciation of right-of-use assets further contributed to the increase due to the additional office space being leased in Washington D.C. and Los Angeles.

The portion of own work capitalized included in depreciation, amortization and impairment decreased by 61.0% from €287 thousand in 2021 to €112 thousand in 2022, due to the completion of the development of our SPACE technology in March 2021. Depreciation, amortization and impairment excluding own work capitalized increased significantly from €4,231 thousand in 2021 to €7,877 thousand in 2022, primarily due to driven by higher investments in the expansion of our development and production infrastructure and the increase in depreciation of right-of-use assets.

Other Operating Costs

The following table provides our other operating costs for the periods presented:

	For the year ended December 31,
	2023	2022	2021
	(in € thousands)
Other operating costs(1)	(23,222)	(22,082)	(11,830)
Of which own work capitalized	88	101	427
Other operating expenses (i.e., other operating costs excluding own work capitalized)	(23,134)	(21,981)	(11,403)

Comparison of the Years ended December 31, 2022 and December 31, 2023

Other operating costs increased by 5.2% from €22,082 thousand in 2022 to €23,222 thousand in 2023, primarily due the increase of legal and consulting fee’s relating to financing activities as well as incidental rental costs and maintenance. The increase in incidental rental costs and maintenance is due to the relocation of our headquarter from Gilching to Munich.

The portion of own work capitalized included in other operating costs decreased by 12.9% from €101 thousand in 2022 to €88 thousand in 2023, primarily due to the discontinuation of the development in 2022 of the adapted SPACE technology for MEO-based constellations. Other operating expenses (i.e., other operating costs excluding own work capitalized) increased by 7.1% from €21,981 thousand in 2022 to €23,134 thousand in 2022, primarily due to the increase of legal and consulting fee’s as well as incidental rental costs and maintenance.

Comparison of the Years ended December 31, 2021 and December 31, 2022

Other operating costs increased by 86.7% from €11,830 thousand in 2021 to €22,082 thousand in 2022, primarily due to the significant increase in legal and consulting fees, selling and travel costs, increase in office and IT costs related to the our new SAP enterprise resource planning (”ERP”) system and onerous contract provision, as well as increased insurance costs relating to directors’ and officers’ (“D&O”) insurance purchased in connection with our initial public offering in the U.S. in late 2021.

The portion of own work capitalized included in other operating costs decreased by 76.3% from €427 thousand in 2021 to €101 thousand in 2022, primarily due to the completion of the development of our SPACE technology in March 2021. Other operating expenses (i.e., other operating costs excluding own work capitalized) increased significantly from €11,403 thousand in 2021 to €21,981 thousand in 2022, primarily due to legal and consulting fees, selling and travel costs, increase in office and IT costs related to the our new SAP ERP system and onerous contract provision, as well as increased D&O insurance costs.

Change in Inventories of Finished Goods and Work in Progress

Change in inventories of finished goods and work in progress for the periods presented is comprised as follows:

	For the year ended December 31,
	2023	2022	2021
	(in € thousands)
(Decrease)/Increase in inventories of work in progress	(755)	2,100	414
Increase in inventories of finished goods	786	542	616
Write-downs	(806)	(1,882)	(462)
Total changes in inventories	(776)	760	568

Comparison of the Years ended December 31, 2022 and December 31, 2023

Changes in inventories of finished goods and work in progress decreased from €760 thousand in 2022 to negative €776 thousand in 2023, primarily due to write-downs of our HAWK terminals.The development for work in progress and finished goods relate to assembled CONDOR Mk3 engineering models.

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

Own Work Capitalized

Own work capitalized for the periods presented is comprised as follows:

	For the year ended December 31,
	2023	2022	2021
	(in € thousands)
Cost of materials	256	689	1,995
Personnel costs	385	665	1,906
Depreciation, amortization and impairment of other intangible assets and property, plant and equipment	89	112	287
Other operating costs	88	101	427
Total own work capitalized	818	1,567	4,615
Comparison of the Years ended December 31, 2022 and December 31, 2023

Own work capitalized decreased by 47.8% from €1,567 thousand in 2022 to €818 thousand in 2023, primarily due to €0 development costs in 2023 compared to €968 thousand in 2022, which related to an adaptation of our SPACE technology for the MEO environment that was subsequently impaired and discontinued in the year ended December 31, 2022. Higher own work capitalized with respect to property, plant and equipment, which in 2023 included using HAWK terminals for internal testing and development purposes, offset this decrease.

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

Operating Loss

Comparison of the Years ended December 31, 2022 and December 31, 2023

Operating loss increased by 7.3% from €73,790 thousand in 2022 to €79,163 thousand in 2023, primarily due to recognized impairments and write downs due to the discontinuation of our HAWK terminal production technology.

In our Space segment, operating loss increased by 15.4% from a loss of €46,773 thousand in 2022 to a loss of €53,984 thousand in 2023, which was mainly due to significantly higher personnel costs and the other operating costs. The personnel costs increased due to hiring related to productions and re-assignments of employees between our Space and Air segments. This development was partly offset by the increase in revenue in the amount of €2,312 thousand and the decrease in cost of materials in the amount of €3,202 thousand.

In our Air segment, operating loss decreased by 20.3% from a loss of €20,929 thousand in 2022 to a loss of €16,672 thousand in 2023. This development was mainly driven by the fact that the existing and capitalized AIR technology is no longer the basis for the production of HAWK terminals and that the future HAWK solution will be using more components and software from the existing and capitalized SPACE technology to benefit from similar production processes and the reduction of development and maintenance efforts for the technology. Due to the reassignment of employees between our Space and Air segments, our personnel costs and other operating expenses have decreased significantly, offset by higher cost of materials and a decrease in finished goods and work in progress. As a result, we impaired the AIR technology in the amount of €3,308 thousand, related capitalized HAWK terminals, which are classified as property, plant and equipment, in the amount in the amount of €1,172 thousand and related inventories in the amount of €9,592 thousand in 2023.

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

Financial Result

Comparison of the Years ended December 31, 2022 and December 31, 2023

Financial result decreased from a gain of €29 thousand in 2022 to negative €14,562 thousand in 2023, primarily due to an increase in interest and similar expenses on loans relating to the Original Credit Agreement 2023, significant financing components in our customer contracts, and net foreign exchange losses as a result of the volatile U.S. Dollar exchange rate coupled with a high U.S. dollar bank balance. These effects were partially offset by fair value gains of the embedded prepayment option and the floor included in the Original Credit Agreement 2023.

Comparison of the Years ended December 31, 2021 and December 31, 2022

Financial result decreased from negative €1,322 thousand in 2021 to a gain of €29 thousand in 2022, primarily driven by a significant net foreign exchange gain of €2,574 thousand. This development was partially offset by higher interest and similar expenses primarily relating to the credit agreement we entered into with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB on May 2, 2022.

Loss before Tax

Comparison of the Years ended December 31, 2022 and December 31, 2023

Loss before tax increased by 27.5% from €73,806 thousand in 2022 to €94,080 thousand in 2023, due to the foregoing reasons.

Comparison of the Years ended December 31, 2021 and December 31, 2022

Loss before tax increased by 68.9% from €43,686 thousand in 2021 to €73,806 thousand in 2022, due to the foregoing reasons.

B. Liquidity and Capital Resources

Since our inception, we have not generated significant revenue from the sale of our technology or products and have incurred significant operating losses and negative cash flows from our operations. We are currently in the early phases of serial production and have only recently begun to monetize our technology. To date, we have primarily raised capital and funded our operations with proceeds from the sale of our ordinary shares as well as debt financing. We have also received limited grants from government agencies and similar bodies like the European Union for participation in specific research and development projects. For the financial year ended December 31, 2023, we recognized a consolidated net loss of €93.5 million. As of December 31, 2023, our net current assets amounted to €19.4 million.

In September 2021, we entered into a credit agreement for a credit line of approximately €25 million (see “—Credit Agreement 2021” below), which we fully repaid with the proceeds from our U.S. initial public offering in November 2021. On May 2, 2022, we entered into another credit agreement with the same lenders as under the initial credit agreement for a credit line of €25 million (see “—Credit Agreement 2022” below). On April 25, 2023, Mynaric USA Inc. (“Mynaric USA”), as borrower, the Company and its other subsidiaries, as guarantors, entered into a term-loan facility with two funds affiliated with a U.S.-based global investment management firm (the “Lenders”), as lenders, and Alter Domus (US) LLC, as administrative agent, in an amount totaling $75 million (Original Credit Agreement 2023), the proceeds of which were used to fully repay the outstanding amounts under the 2022 credit line described above. In connection with the Original Credit Agreement 2023, on April 25, 2023, the Company and two affiliates of the Lenders (the “Subscribers”), entered into a subscription agreement, pursuant to which the Subscribers subscribed for a total of 565,224 new ordinary registered shares of the Company (see “—Equity Investment”). In addition, in July 2022, L3Harris invested approximately €11.2 million by means of a capital increase from authorized capital in exchange for 409,294 new ordinary shares. In connection with this equity investment, we and L3Harris agreed on a strategic cooperation framework pursuant to which we will serve as preferred provider of laser communication solutions to L3Harris and L3Harris, in return, was granted certain collaboration privileges. As of the date of this Annual Report, we had €2.5 million in available liquidity primarily consisting of cash and cash equivalents. In March 2024, the Original Credit Agreement 2023 was amended by the First Amendment to add a delayed draw term loan facility in an aggregate principal amount of $20 million, of which $10 million remain undrawn as of the date hereof. Proceeds from the delayed draw term loan facility will be used for general corporate purposes.

We have planned for significant increases in revenue and cash inflows by customers in 2024 and 2025 as we continue to ramp up the commercial production of our CONDOR terminal products. While a significant portion of our revenue for 2024 is contractually committed and pre-payments for those contracts have already been received, we are dependent on winning further major public project tenders and realizing corresponding advance payments from such tenders. Our management is actively pursuing multiple opportunities in the commercial and government sectors to sell our CONDOR terminals to an expanding customer base. However, to realize these planned revenue increases, commercial production will need to ramp-up. In this respect, we have already made the majority of investments in property, plant and equipment. The majority of product development and enhancement costs have also been incurred. Hence, our liquidity needs is mainly required for operating costs until the ramp-up of our commercial production.

Based on our liquidity position as of May 17, 2024 and our management’s forecast of sources and uses of cash and cash equivalents, we believe that we have sufficient liquidity to meet our financial obligations over at least the next twelve months as of the date of this Annual Report. However, there can be no assurance that revenue and cash-in from customer contracts will be generated in the amount as expected or at the time needed. A shortfall of revenues and of the corresponding cash-in from customer contracts compared to the budget could require additional external financing to meet our current operational planning. In such a situation, if we should be unable to obtain such additional financing or take other timely actions in response to such circumstances, for example significantly curtailing our current operational budget in 20245, we may be unable to continue as a going concern. While we believe that we will be successful in obtaining additional financing in a timely manner to fund our operational and financial obligations, the factors described above represent material uncertainties that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

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

Credit Agreement 2022

On May 2, 2022, we entered into a credit agreement with Formue Nord Fokus A/S, Modelio Equity AB (publ) and Munkekullen 5 förvaltning AB as lenders for a credit line of €25 million until June 30, 2023 (the “Credit Agreement 2022”). A loan in a nominal amount of €10 million was disbursed thereunder shortly after the date of the credit agreement. In November 2022, we have borrowed an additional amount of approximately €3.1 million. Outstanding loans under the Credit Agreement 2022 were subject to interest rates of 1% per beginning 30-day period commencing in 2022 and 1.25% on any outstanding loan amount per beginning 30-day period commencing in 2023. The Credit Agreement 2022 also required us to pay a commitment fee totaling 6% of the aggregate commitments of €25 million. The commitment fee and interest on the drawn amount were due and payable together with the repayment of the loan amount(s). On April 25, 2023, we repaid the outstanding loan amount (plus outstanding interest) under the Credit Agreement 2022 with the proceeds from the Credit Agreement 2023 (see “—Credit Agreement 2023” below).

Transactions with a U.S.-based Global Investment Management Firm

Credit Agreement 2023

On April 25, 2023, our subsidiary, Mynaric USA, as borrower, the Company and its other subsidiaries, as guarantors, entered into a five-year term loan credit agreement with the Lenders and Alter Domus (US) LLC, as administrative agent. Pursuant to the Original Credit Agreement 2023, the Lenders agreed to provide Mynaric USA with a secured term loan facility in an aggregate principal amount of $75 million. Mynaric USA drew the full amount of the facility (subject to a 1% original issue discount) on the day of the execution of the agreement. In March 2024, the Original Credit Agreement 2023 was amended to add a delayed draw term loan facility in an aggregate principal amount of $20 million.

The loans under the Credit Agreement 2023 are guaranteed by the Company and each of its subsidiaries, and are secured by a security interest in substantially all of the assets of Mynaric USA and each of the guarantors. Future subsidiaries of the Company are also required to become guarantors of the loans and to grant a security interest in their assets as security for the loans. As of the date of this Annual Report, there are four guarantors under the Credit Agreement 2023: the Company, Mynaric Government Solutions, Inc., Mynaric Lasercom GmbH and Mynaric Systems GmbH.

A portion of the proceeds of the initial loans were used to repay in full the outstanding loan amount (plus outstanding interest) under the Credit Agreement 2022 and for fees and expenses associated with entering into the Original Credit Agreement 2023, and the balance is being used for general corporate purposes. The proceeds of the loans under the delayed draw term loan facility will also be used for general corporate purposes. The loans under the Credit Agreement 2023 bear interest at a rate equal to Term SOFR for a 3-month tenor (subject to a 2% floor), plus a margin of 10%, and for the first two years, interest in an amount equal to 3% can be paid in kind by increasing the principal amount of the loans. The agreement also required Mynaric USA to pay a 1% commitment fee at the time of the closings of the Original Credit Agreement 2023 and the First Amendment, and requires Mynaric USA to pay an exit fee to the Lenders at the time the loans are repaid in full, prepaid in full or accelerated. Such exit fee is calculated as 180% of “invested capital” less the cumulative amount of principal repayments and cash interest payments on the loans received on or prior to the exit date, with “invested capital” defined to mean $74,250,000 plus the aggregate principal amount of term loans advanced under the delayed draw term loan facility (less the 2% original issue discount on such additional term loans) plus the aggregate amount by which the principal amount of the loans is increased as a result of the payment of interest in kind. The exit fee percentage will increase to 185% if the exit fee is triggered on or after the third, but prior to the fourth, anniversary of the drawdown date and will increase to 200% if the exit fee is triggered on or after the fourth anniversary of the drawdown date. In addition, certain events occurring prior to the full repayment of the facility may trigger mandatory prepayments which also require the payment of an exit fee. Such mandatory prepayments may be triggered upon dispositions of the Company’s assets or upon equity issuances of the Company, subject to specified conditions and in excess of specified amounts. The Company does not currently expect that mandatory prepayments will be triggered as a result of the Offering.

The Credit Agreement 2023 contains customary events of default, as well as customary affirmative and negative covenants, including covenants that limit the ability of the borrower and the guarantors to incur indebtedness or liens, make investments, sell assets, pay dividends or engage in mergers or other corporate transactions. Each such covenant is subject to customary exceptions and qualifications. In addition, the Credit Agreement 2023 contains financial maintenance covenants, including a covenant requiring the Company not to exceed a specified consolidated leverage ratio (as calculated in accordance with the agreement) as of the end of any quarter commencing with the quarter ending March 31, 2025 and a covenant requiring the Company to maintain minimum average weekly liquidity of $10 million during each quarter, which commenced with the quarter ended June 30, 2023.

Equity Investment

In connection with the Original Credit Agreement 2023, on April 25, 2023, the Company and two affiliates of the Lenders (the “Subscribers”) entered into a subscription agreement, pursuant to which the Subscribers subscribed for 401,309 and 163,915 (i.e., a total of 565,224) new ordinary registered shares, respectively. The placement price for the new shares was €22.019 per ordinary share, resulting in aggregate proceeds raised of €12.8 million. On the same day, the management board of the Company resolved, with the approval of the supervisory board, to increase the Company’s share capital from €5,668,391.00 to €6,233,615.00 by issuing 565,224 new ordinary registered shares by partially utilizing the authorized capital 2022/I as resolved by the ordinary shareholders’ meeting (Hauptversammlung) on July 14, 2022 and with the exclusion of the shareholders’ subscription rights.

Cash Flow Statement

The following table shows selected information taken from our consolidated statement of cash flows for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
	(in € thousands)
Net cash used in operating activities	(28,984)	(50,215)	(39,426)
Net cash used in investing activities	(4,588)	(11,699)	(10,958)
Net cash from financing activities	47,087	21,968	54,802
Net increase/(decrease) in cash and cash equivalents	13,515	(39,946)	4,418
Cash and cash equivalents at the beginning of the period	10,238	48,143	43,198
Cash and cash equivalents at end of period	23,958	10,238	48,143

Net Cash used in Operating Activities

Comparison of the Years ended December 31, 2022 and December 31, 2023

Net cash used in operating activities increased from a cash outflow of €50.2 million in 2022 to a cash outflow of €29.0 million in 2023, mainly driven by the significant increase in contract liabilities of €39.8 million, which consisted of cash-in from customer contracts..

Comparison of the Years ended December 31, 2021 and December 31, 2022

Net cash used in operating activities increased from a cash outflow of €39.4 million in 2021 to a cash outflow of €50.2 million in 2022, mainly driven by the increase in net loss for 2022. Changes in working capital only had a limited impact on the higher cash outflow as the increase in inventories, which was driven by ongoing preparations for serial production, was almost offset by the increase in contract liabilities reflecting cash-in from customer contracts.

Net Cash used in Investing Activities

Comparison of the Years ended December 31, 2022 and December 31, 2023

Net cash used in investing activities increased from a cash outflow of €11.7 million in 2022 to a cash outflow of €4.6 million in 2023, which was partially due to a significantly lower cash outflow relating to acquisition of property, plant and equipment due to lower investments in our development and production capacity at our production facilities as well as a lower cash outflow of acquisition of intangible assets due to the stopped development of our CONDOR MEO technology.

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

Net Cash from Financing Activities

Comparison of the Years ended December 31, 2022 and December 31, 2023

Net cash from financing activities decreased from a cash outflow of €22.0 million in 2022 to a cash inflow of €47.1 million in 2023. The increase was mainly driven by the proceeds of approximately €67.7 million from the Credit Agreement 2023 and the accompanying equity investment of €12.8 million. This increase was partially offset by the repayment of the Credit Agreement 2022.

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

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2023:

	As of December 31, 2023
	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(audited)
	(in € thousand)
Trade and other payables	16,555	16,555	—	—	—	16,555
Lease liabilities	25,273	5,679	4,062	10,227	26,022	45,990
Loans and borrowings	62,782	10,227	10,227	106,947	—	127,401
Other financial liabilities	1,208	1,043	98	82	—	1,222
Total	105,818	33,504	14,387	117,256	26,022	191,168

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2022:

	As of December 31, 2022
	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(audited)
	(in € thousand)
Trade and other payables	9,238	9,238	—	—	—	9,238
Lease liabilities	8,942	1,901	1,905	3,405	2,372	9,583
Loans and borrowings	14,440	14,440	—	—	—	14,440
Other financial liabilities	339	188	98	180	—	466
Total	32,959	25,767	2,003	3,585	2,372	33,727

C. Research and Development, Patents and Licenses

See “Item 4.B. Business Overview—Our Operations-Research & Development and Engineering” and “—Key Factors Affecting Our Results of Operations—Research & Development” in this Item 5.

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

The following description, as far as it relates to our articles of association, is based on our articles of association dated August 23, 2023.

Management Board

Overview

Under our articles of association, the management board must consist of one or several members. The supervisory board determines the exact number of members of our management board and appoints the chairperson and the deputy chairperson of the management board, if any. If only one member has been appointed, he or she represents our Company alone. If several management board members are appointed, we are represented by two management board members jointly or by one management board member together with an authorized representative (Prokurist). Currently, the management board consists of the following three members: Mustafa Veziroglu (Chief Executive Officer), Stefan Berndt-von Bülow (Chief Financial Officer), and Joachim Horwath (Chief Technology Officer). In August 2023, Emin Bulent Altan stepped down from the position of Co-CEO of the Company and was elected as a member of the supervisory board of the Company by vote of the general shareholders’ meeting and subsequently appointed chairperson of the supervisory board.

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
•
the preparation of the annual financial statements and the management report, the consolidated financial statements and the group management report, as well as semi-annual financial reports, interim announcements and other comparable reports;
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

Members of our Management Board

The following table sets forth the names of the current members of our management board, their ages, the year of expiration of their term as management board members and position:

Name	Age	Year in which term expires	Position
Mustafa Veziroglu	63	2025	Chief Executive Officer
Stefan Berndt-von Bülow	48	2025	Chief Financial Officer
Joachim Horwath	50	2025	Chief Technology Officer

Unless otherwise indicated, the current business address for each management board member is the same as our business address: Bertha-Kipfmüller-Str. 2-8, 81249 Munich, Germany.

The following is a brief summary of the business experience of the members of our management board:

Mustafa Veziroglu has been our CEO since August 2023. Mr. Veziroglu joined our Company in August 2022 as a member of the management board before being appointed Co-CEO effective February 1, 2023 alongside former CEO Mr. Emin Bulent Altan. On August 7, 2023, Mr. Veziroglu was appointed as our sole CEO. Mr. Veziroglu has more than 20 years of experience in executive-level positions in the telecommunications and semiconductor industries. Mr. Veziroglu began his career in 1984 as a design engineer at VLSI Technology Inc. In 1998, he joined Xilinx Inc., where he remained until 2010, during which time he held various positions; from 2001 to 2003, he served as senior director and general manager configuration solutions division, from 2004 to 2007, as vice president and general manager of the market specific products division, and from 2008 to 2010, as vice president of product marketing and business operations. In 2012, he joined Lattice Semiconductor Corporation as corporate vice president of marketing and business development, where he remained until 2014. In 2017, Mr. Veziroglu joined SA Photonics, Inc. as vice president of corporate business operations before being appointed chief operating officer for the communications and sensing division in January 2021, where he led all engineering, program management, sales & marketing, quality and manufacturing operations until December 2021. After the acquisition of SA Photonics by CACI International Inc. in December 2021, Mr. Veziroglu was responsible for running all aspects of SA Photonics LLC until his departure in July 2022. Mr. Veziroglu holds a Bachelor of Science degree in electrical engineering from the Massachusetts Institute of Technology and a Master of Business Administration degree in marketing and finance from Santa Clara University.

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

Under German law, the members of a supervisory board may be elected for a maximum term of approximately five years, depending on the date of the annual general shareholders’ meeting at which the members of the supervisory board are elected. This time period may not extend past the end of the shareholders’ meeting ratifying the acts of the supervisory board for the fourth full financial year following the commencement of their respective terms of office. For example, if a potential supervisory board member is elected in May 2024, his or her term of office may not extend past the shareholders’ meeting ratifying the acts of the supervisory board in the financial year 2028.

Re-election, including repeated re-election, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our supervisory board that is shorter than the maximum term of office and, subject to statutory limits, may set different start and end dates for the term of office of individual supervisory board members.

Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by a simple majority of the votes cast at such meeting. In addition, any member of our supervisory board may resign at any time (i) for cause or (ii) by giving three month’s written notice of his or her resignation to the chairperson of our supervisory board or, in case the chairperson resigns, to the deputy chairperson.

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

Our supervisory board elects a chairperson and a deputy chairperson from among its members. The deputy chairperson assumes the chairperson’s responsibilities and duties whenever the chairperson is unable to discharge his or her duties. Emin Bulent Altan, Peter Müller-Brühl, Manfred Krischke, Margaret Abernathy, and Arndt Rautenberg are the current members of our supervisory board. The members of our supervisory board have elected Emin Bulent Altan as chairperson of the supervisory board and Peter Müller-Brühl as deputy chairperson of the supervisory board, each for his respective term of office.

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

Under the German Stock Corporation Act, our supervisory board is not permitted to make management decisions. However, in accordance with German law, our supervisory board determined that certain matters require its prior consent, including:

•
the formation, acquisition, disposal, and winding up of companies, parts of companies, non-current assets required for operations, and equity investments, silent partnerships, and associated executory contracts;
•
entry into new lines of business and discontinuation of existing lines of business; changes to the main strategic direction of existing business activity;
•
entry into and termination of leases or rental agreements with a fixed term of more than one year, where the annual lease payments or rent exceed €250,000;
•
approval of measures / entry into agreements and capital expenditure on property, plant, and equipment and financial assets in excess of the approved budget where the value exceeds €250,000;
•
entry into loan agreements where the amount exceeds €500,000;
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

Members of our Supervisory Board

Pursuant to our articles of association, our supervisory board shall consist of five (5) members. The following table sets forth the names of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations:

Name	Age	Year in which term expires	Position
Emin Bulent Altan (chairperson)(1)	46	2028	Sole proprietor of Earhart Consulting LLC and founding partner of Alpine Space Ventures
Peter Müller-Brühl (deputy chairperson)	55	2028	Co-chief executive officer of GreenCom Networks AG
Dr. Manfred Krischke	57	2028	Chief executive officer of CloudEO AG
Margaret Abernathy	37	2028	General counsel, vice president of government affairs of Impulse Space
Arndt Rautenberg	57	2028	Managing partner of Rautenberg & Company GmbH

(1)
Mr. Altan had previously served as Chief Executive Officer from 2019 to February 2023, and Co-Chief Executive Officer, alongside Mr. Veziroglu, from February 2023 to August 2023.

Unless otherwise indicated, the current business address for each supervisory board member is the same as our business address: Bertha-Kipfmüller-Str. 2-8, 81249 Munich, Germany.

The following is a brief summary of the business experience of the members of our supervisory board:

Emin Bulent Altan has been a member of our supervisory board since August 2023 and currently serves as chairperson of our supervisory board. Mr. Altan had previously served as CEO of our Company from 2019 to February 2023, and as Co-CEO of our Company, alongside Mr. Veziroglu, from February 2023 to August 2023. Mr. Altan has been active in the aerospace industry since 2004, when he started his professional career at Space Exploration Technologies Corp. (SpaceX), a private U.S. aerospace manufacturer and space transportation services company headquartered in Hawthorne, California. He remained with SpaceX until 2014, first serving as an avionics engineer and then as a senior director of avionics from 2004 to 2010, where he was responsible for growing the company’s avionics department, and from 2010 to 2014, as vice president of avionics, where he was responsible for the avionics, software and guidance, navigation and control of the Falcon rockets as well as the Dragon capsules. From 2015 to 2016, Mr. Altan held positions as partner and mentor at the Munich-area industrial start-up accelerator TechFounders, based in the Munich area, as well as taking on the role of head of innovation and digital transformation at Airbus Defence and Space. In 2016, he returned to SpaceX, where he served as the vice president of Satellite Mission Assurance for SpaceX’s Starlink satellite mega-constellation. He is also the sole proprietor of Altan International LLC, a consulting firm he founded in 2015, and through which he currently advises a venture capital fund with respect to start-up investments. Since November 2020, he is also an investment partner (together with the founder of Apeiron Investment Group Ltd., one of the Company’s former shareholders) with, and serves as a member of the recommendation committee of, Alpine Space Ventures Management GmbH, a venture capital and private equity firm investing in space-related businesses. He has also served as chairman of the advisory board of Isar Aerospace Technologies GmbH, is a member of the advisory boards of C-Star Isar Ltd. and C-Star Isar Co-Invest Fund LP and is a member of the board of directors of Onelight Holdings, Inc. Mr. Altan is also a limited partner of Alpine Space Ventures Fund I FLP GmbH & Co. KG. Mr. Altan holds a Master of Science degree (Dipl.-Inf.) in computer science from the Technical University of Munich and a Master of Science degree in aeronautics and astronautics from Stanford University.

Peter Müller-Brühl has been a member of our supervisory board since July 2018. Mr. Müller-Brühl holds business degrees from Middlesex University in London and the European School of Business (ESB) in Reutlingen, Germany, as well as an MBA from Ottawa University, Canada. He started his career in the publishing industry in New York and Moscow and, after he received his MBA, continued in the automotive industry in different commercial and technology management roles until 2008, when he left as chief information officer/chief technology officer Germany for DaimlerChrysler AG. He went on to gain 13 years’ experience as a serial entrepreneur in various technology start-ups, as co-founder and member of executive management teams. He served as a venture partner at SpaceTec Capital Partners GmbH, a venture capital consulting firm, from 2008 to 2011, as co-chief executive officer at RapidEye AG, a provider of quality high-resolution satellite imagery and derived geo-information products, from 2011 to 2012, and currently serves as co-CEO and member of the management board of GreenCom Networks AG, a next generation energy service provider, which was acquired by Enphase Energy Inc. in October 2022. He has served as chairman of the supervisory board and member of the audit and compensation committee of CloudEO AG since 2012, member of the supervisory board and member of the audit and compensation committee of Protection ONE GmbH from 2016 to 2020, member of the supervisory board at Seidel GmbH & Co. KG since 2015 and member of the supervisory board of Xpay Holding AG from 2019 to September 2023.

Dr. Manfred Krischke has been a member of our supervisory board since May 2017 and currently serves as chairperson of our supervisory board. He received a doctorate in aerospace engineering (Dr. Ingenieur) in 1991 and a degree in space engineering (Dipl.-Ingenieur, Space) from the Technical University of Munich in 1996. Mr. Krischke has been the co-founder and chief executive officer of CloudEO AG since 2012, which operates a vendor independent, data agnostic market platform through which customers can obtain professional geo-information services from leading national and international providers at low cost. Since 2011, he has also been a managing shareholder of SCANDO Beteiligungs GmbH. From 2005 to 2010, Mr. Krischke served as a managing director of Intermap Technologies GmbH, a company providing geospatial solutions that allow GIS professionals in commercial and government organizations worldwide to build a broad range of applications. From 2010 to 2011, he was a senior advisor at SpaceTec Capital. In 1998, he founded RapidEye AG, a provider of quality high-resolution satellite imagery and derived geo-information products, and was its chief executive officer until 2004; in 2011 he also served as its interim chief executive officer. From 1991 to 1998, he was a business development manager at Kayser-Threde GmbH. Mr. Krischke also served as a member of the supervisory board of RapidEye AG from 2009 to 2011 and as chairman of the supervisory board of Hyperganic Technologies AG, a company that develops software for advanced industrial 3D printers, from 2017 to 2021. As of August 2022, Mr. Krischke serves as a member of the supervisory board of Skyroads AG, a company that develops technology to manage routes, ensure overall safety and provide for passenger mobility and cargo transport.

Margaret Abernathy has been a member of our supervisory board since August 2023. Ms. Abernathy holds a B.S.E in mechanical engineering from Duke University and a J.D. from the University of Southern California. Ms. Abernathy is a seasoned legal professional and executive leader in the high-tech industry with over ten years of experience as a lawyer and a prior professional background in engineering. Ms. Abernathy started her professional career as an engineer at the Department of Defense in 2008, before joining Orbcomm, Inc as a satellite systems engineer in 2009. After working at Orbcomm, Inc. for two years, she obtained her J.D. from the University of Southern California in 2014 and shortly thereafter joined SpaceX Technologies as a contract and patent attorney. In 2015, she started working at BakerHostetler, LLP as a managing associate for their IP and government affairs team, counseling aerospace and high-tech companies in a variety of intellectual property legal proceedings. Ms. Abernathy then went on to serve as a senior clerk at the U.S. Court of Appeals for the Federal Circuit from 2017-2019, where she acted as chief technical advisor for the judge’s chambers specializing in the patent appeals and government contract disputes for the team of clerks. She joined Orrick, Herrington & Sutcliffe LLP in 2019 as a senior associate and gained experience representing Fortune 500 and high-growth technology companies in, among others, areas of general corporate law, debt and venture capital financings, and litigation and appeals. In 2022, she joined Phase Four, a satellite propulsion start-up company, as general counsel and vice president of government affairs and business operations. During her tenure at Phase Four, Ms. Abernathy has built the company’s first legal, government affairs, people operations, and IT divisions, while managing all aspects of the company’s legal operations. In 2024, she started her current role as general counsel and vice president of government affairs at Impulse Space, a provider of media and market intelligence on the space technology industry.

Arndt Rautenberg has been a member of our supervisory board since April 2024. He studied business administration at WHU – Otto Beisheim School of Management and at Georgetown University. He started his professional career in 1994 at Boston Consulting Group. In 2000, he and two partners founded a technology investment and advisory firm which they later successfully sold to Sapient (now a subsidiary of Publicis Groupe SA), a NASDAQ-listed technology corporation based in Cambridge, USA. After several years as an executive board member of Sapient, Mr. Rautenberg was appointed Chief Strategy Officer of Deutsche Telekom AG, where he was responsible for both the group’s strategy development as well as the portfolio management. He is the founder and Managing Partner of Rautenberg & Company and heads their Dusseldorf office.

Board Diversity

The table below provides certain information regarding the diversity of the supervisory board as of the date of this Annual Report.

Board Diversity Matrix

Country of Principal Executive Offices:	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		1
Did Note Disclose Demographic Backgrounds	1	3

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

The overall remuneration for the members of the management board (excluding stock options and fringe benefits) comprises approximately 40% in fixed remuneration and 60% in performance-related remuneration in the event of 100% target achievement.

Non-Performance-Related Remuneration

The fixed, non-performance-related remuneration is comprised of (i) a fixed annual base salary, which is generally paid out in equal instalments, and (ii) market standard fringe benefits. Fringe benefits mainly consist of expenses for company housing, contribution payments to a statutory and private health and care insurance and other remuneration in kind.

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

The annual bonus for 2022 was paid to the members of the management board in May 2023 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 German Stock Corporation Act in 2023. The annual bonus for 2023 will be determined and paid in 2024 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 section 1 sentence 1 German Stock Corporation Act in 2024. The annual bonus for 2023 will therefore be disclosed in the remuneration report for 2024.

For the annual bonus 2022, the supervisory board defined two performance targets, an operational target and a financial target, with both targets being equally weighted within the overall target achievement.

The operating target was based on the number of terminals delivered to customers in the financial year 2022. For this purpose, the supervisory board set a target value of 300 terminals delivered to customers for the operating target, which corresponds to a 100% target achievement. Less than 200 terminals delivered to customers corresponds to a target achievement of 0% and 500 terminals delivered to customers corresponds to a target achievement of 200%. An increase in target achievement above 200% is not possible (cap).

The financial target was based on the amount of payments received from customers in the financial year 2022. For this purpose, the supervisory board had set a target value of €33 million for the financial target, which corresponds to a 100% target achievement. Payments of less than €22 million correspond to a target achievement of 0% and payments of €60 correspond to a target achievement of 200%. An increase in the target achievement beyond 200% is not possible (cap).

In addition to the annual bonus, each management board member is entitled to a one-time bonus for investments by strategic investors which exceed 5% of our then current share capital. The one-time bonus is set to amount to 1% of the acquired funds (payment into the share capital or into the capital reserve) and is capped at €1,000,000. In the case of a capital increase with subscription rights, only those investments which go beyond the investor’s subscription rights count towards the 5% threshold. The special bonus is a reward for the management board member’s performance in acquiring strategic investors for us. In connection with the Credit Agreement 2023, the members of the management board received a bonus payment in the aggregate amount of approximately €125,000.

Long-term variable remuneration (LTI)

The members of the management board also receive a long-term variable remuneration in the form of stock options, which provides an incentive to the management board members to contribute to our long-term sustainable development and links the interests of the management board members to those of our shareholders.

In 2023, the current members of the management board were granted in total 75.000 stock options under the 2021 Plan, the 2022 Plan and the 2023 Plan. For more information, see “—Share-Based Incentive Plans—Stock Option Program 2021,” “—Share-Based Incentive Plans—Stock Option Program 2022,” and “—Share-Based Incentive Plans—Stock Option Program 2023.”

Compensation of the Members of the Management Board in 2023

The following table presents the fixed and variable remuneration components awarded due to the current members of the management board in 2023 in accordance with Section 162 para. 1 sentence 1 German Stock Corporation Act. The table includes all remuneration amounts actually received by the individual management board member in the financial year (“awarded”) and all remuneration legally due but not yet received (“due”).

The amount of the annual bonus (short-term variable remuneration) for 2023 will be determined and paid out in 2024 and will therefore be included in the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 German Stock Corporation Act in 2024, whereby the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 German Stock Corporation Act in 2023 also includes the annual bonus for 2022 which was paid out in May 2023. Accordingly, the information provided in the tables below differs from the information about management board remuneration presented in the notes of the Annual Report 2023 (note 33.2). These differences are due to the differing presentation requirements under the German Corporate Governance Code and IFRS. The share-based remuneration in the form of stock options granted in the financial year 2023 is disclosed with its value, i.e. the number of stock options granted, multiplied by the fair market value at the time of granting.

	Annual base salary		Fringe benefits		Short-term variable remuneration(3)		Long-term variable remuneration(4)		Total
Management board member	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)	(in %)	(in € thousand)
Emin Bulent Altan(1)	284	52.4%	67	12.4%	191	35.2%	—	—%	542
Mustafa Veziroglu(2)	446	52.3%	6	0.7%	138	16.2%	263	30.8%	853
Stefan Berndt-von Bülow	325	47.2%	6	0.9%	160	23.2%	198	28.7%	689
Joachim Horwath	325	47.2%	6	0.9%	160	23.2%	198	28.7%	689
Total	1,380	49.8%	85	3.1%	649	23.4%	659	23.8%	2,773

(1)
Bulent Altan resigned from the management board at the end of the Annual General Meeting on August 7, 2023.
(2)
Member of the management board since August 15, 2022.
(3)
Includes annual bonus for 2022 for each management board member as well as one-time bonus for the investment by a U.S.-based global investment management firm as strategic investor.
(4)
Value based on number of stock options multiplied by the fair value of the stock option at time of issuance.

Mr. Altan received additional remuneration for his activities as director of Mynaric USA Inc., which is reflected in the aggregate remuneration described above. The other members of the management board did not receive any remuneration during their term for their positions in our subsidiaries.

Other Remuneration Rules

Maximum remuneration

Pursuant to the German Stock Corporation Act, the supervisory board has set a maximum compensation for the members of the management board. This amounts to €6,000,000 for the CEO and €4,000,000 for each ordinary member of the management board for one financial year-irrespective of whether payment is made in this financial year or at a later date.

Penalty and clawback rules

If necessary, the supervisory board may withhold (penalty clause) or retract (clawback) variable remuneration components if a management board member is in serious breach of their obligations, particularly their compliance obligations. The current employment contracts of all management board members include such clawback provisions. We did not make use of our right to withhold or retract variable remuneration in financial year 2023.

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

Change of control

Our service contracts with the management board members do not contain any provisions in the event of a “change-of-control.”

In addition, the 2023 Plan and the 2022 Plan provides for the following regulation in the event of a change-of-control:

A change-of-control exists if a shareholder holds more than 50% of our shares and/or voting rights. In the event of a change-of-control, all participants under the 2023 Plan (or the 2022 Plan) have the right to forfeit stock options against payment of a settlement in the amount of the purchase price paid in the course of the change-of-control (or offered to the shareholders in the event of a public offer) or, if such a purchase price is not known, in the amount of the price of our share or the price of the right or certificate representing our share in the trading system with the highest total trading volume in our shares during the last 30 trading days prior to the day on which we become aware of the change-of-control and, in the case of stock options, less the exercise price.

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

Non-competition clause

The current service contracts with the members of our management board do not provide for any post-contractual non-competition clauses.

Option Ownership of Management Board Members

The following table sets forth the option ownership of our current and former management board members as of May 14, 2024:

Name	Number of Options	Title	Exercise Price (in €)	Grant Date	Expiration Date
Mustafa Veziroglu	*(1)	Ordinary shares	32.90	September 30, 2022	September 30, 2031
	*(1)	Ordinary shares	20.25	June 30, 2023	June 30, 2032
	*(2)	Ordinary shares	19.54	December 13, 2023	December 13, 2032
	*(2)	Ordinary shares	20.97	February 2, 2024	February 2, 2033
Stefan Berndt-von Bülow	*(3)	Ordinary shares	41.03	December 30, 2019	December 30, 2026
	*(3)	Ordinary shares	47.25	June 30, 2020	June 30, 2027
	*(4)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*(5)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
	*(1)	Ordinary shares	32.90	September 30, 2022	September 30, 2031
	*(5)	Ordinary shares	20.25	June 30, 2023	June 30, 2030
	*(2)	Ordinary shares	19.54	December 13, 2023	December 13,2032
	*(2)	Ordinary shares	20.97	February 2, 2024	February 2, 2033
Joachim Horwath	*(5)	Ordinary shares	71.15	June 30, 2021	June 30, 2028
	*(1)	Ordinary shares	32.90	September 30, 2022	September 30, 2031
	*(5)	Ordinary shares	20.25	June 30, 2023	June 30, 2030
	*(2)	Ordinary shares	19.54	December 13, 2023	December 13, 2032
	*(2)	Ordinary shares	20.97	February 2, 2024	February 2, 2033
Emin Bulent Altan(6)	*(3)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*(4)	Ordinary shares	61.27	September 30, 2020	September 30, 2027
	*(1)	Ordinary shares	32.90	September 30, 2022	September 30, 2031
Wolfram Peschko(7)	*(3)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*(3)	Ordinary shares	47.25	June 30, 2020	June 30, 2027
Hubertus Edler von Janecek(7)	*(3)	Ordinary shares	42.46	September 27, 2019	September 27, 2026
	*(3)	Ordinary shares	47.25	June 30, 2020	June 30, 2027

* Indicates beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)
Granted under the 2022 Plan.
(2)
Granted under the 2023 Plan.
(3)
Granted under the 2019 Plan.
(4)
Granted under the 2020 Plan.
(5)
Granted under the 2021 Plan.
(6)
Mr. Altan resigned from the management board in August 2023.
(7)
Mr. Peschko and Mr. Edler von Janecek both resigned from the management board in June and July 2020, respectively.

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

The following table shows the fixed remuneration awarded to our current supervisory board members.

	For the year ended December 31, 2023
	Fixed remuneration	Attendance fees	Total
	(in € thousand)
Members of our supervisory board
Emin Bulent Altan(1)	48	3	51
Peter Müller-Brühl(2)	110	7	117
Dr. Manfred Krischke(3)	120	7	127
Dr. Hans Königsmann(4)	60	4	64
Margaret Abernathy(5)	32	3	35
Steve Geskos(6)	54	5	59
Vincent Wobbe(7)	36	4	40
Total	460	33	493

(1)
Chairperson and member of the supervisory board since August 2023.
(2)
Deputy chairperson of the supervisory board and member of the Company’s audit committee.
(3)
Chairperson of the supervisory board until August 2023 and chairperson of the Company’s audit committee since August 2023.
(4)
Member of the supervisory board until December 2023.
(5)
Member of the supervisory board since August 2023.
(6)
Member of the supervisory board and chairman of the audit committee until August 2023.
(7)
Member of the supervisory board until August 2023.

In addition, and irrespective of his function as chairperson of the supervisory board, Mr. Altan received a one-time severance compensation in an amount of €750,000 as compensation for the termination of his service agreement as a member of the Company’s management board. The severance payment was paid in the form of ordinary shares on March 6, 2024. Mr. Altan received 37,128 ordinary shares at a per share price of €20.20.

No member of our supervisory board, aside from Mr. Altan, currently owns any options or other equity awards for ordinary shares in the Company.

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

The stock options under the 2019 Plan are subject to a vesting period of four years. Once they have vested, they may be exercised within three years following the expiry of the vesting period (but only during the period that is four weeks following the announcement of our annual financial results or half-year financial results in each of such three years). The stock options can only be exercised if the XETRA Share Price is at least 20% above the exercise price at the end of the vesting period. The exercise price is set as the XETRA Share Price on the day preceding the issuance period (as defined). On May 14, 2021, our shareholders’ meeting resolved on an amendment to the 2019 Plan addressing the proposed listing of ADSs on a foreign stock exchange. This amendment allows us, depending on the trading system with the highest total trading volume of our ordinary shares or ADSs over a specific period, to use either the price of the ADSs (converted into an amount per share) or the XETRA Share Price as the reference price under the 2019 Plan.

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

The stock options under the 2020 Plan are subject to a vesting period of four years. Once they have vested, they may be exercised within three years following the expiry of the vesting period (but only during the period that is four weeks following the announcement of our annual financial results or half year financial results in each of such three years). The stock options can only be exercised if the XETRA Share Price is at least 20% above the exercise price at the end of the vesting period. The exercise price is set as the XETRA Share Price on the day preceding the issuance period (as defined). On May 14, 2021, our shareholders’ meeting resolved on an amendment to the 2020 Plan addressing the proposed listing of ADSs on a foreign stock exchange. This amendment allows us, depending on the trading system with the highest total trading volume of our ordinary shares or ADSs over a specific period, to use either the price of the ADSs (converted into an amount per share) or the XETRA Share Price as the reference price under the 2020 Plan.

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

The stock options under our 2021 Plan are subject to a vesting period of three years. During this period, the stock options vest at the rate of one-twelfth for each full quarter of a year following the initial grant date, provided that a “cliff” period of one year from the grant date has expired. If a beneficiary leaves us before the expiry of the cliff period, all stock options granted to such beneficiary expire without compensation. If a beneficiary leaves us after the expiry of this cliff period, only those stock options that have not already vested expire without compensation. Stock options may be exercised within three years following the expiry of a waiting period which begins on the respective issue date and ends at the earliest at the end of the fourth anniversary of the issue date (the “SOP 2021 Waiting Period”). During the SOP 2021 Waiting Period, subscription rights may be exercised within four weeks following the announcement of our annual or half-year financial results.

Stock options under the 2021 Plan may only be exercised by an optionholder if the volume-weighted six-month average stock price of our shares or share certificates (converted into an amount per share) on the trading system with the highest total trading volume in our shares or share certificates within the last ten trading days prior to the expiry date of the SOP 2021 Waiting Period is at least 20% above the exercise price at the end of the SOP 2021 Waiting Period. If the Frankfurt Stock Exchange is such trading system, the XETRA Share Price is the relevant performance standard.

Under the 2021 Plan, we may issue shares by utilizing the Conditional Capital 2021/II (as described in more detail in Exhibit 2.3) or treasury shares. At our discretion, we may also settle the stock options in cash.

Restricted Stock Units Program 2021

In 2021, we further implemented a restricted stock units program (the “RSU Program 2021”). Under the RSU Program 2021, our management board is authorized to grant up to 204,647 RSUs to (i) selected employees, (ii) selected employees of our affiliates, and (iii) managing directors of our affiliates. Forfeited RSUs under the RSU Program will be available for future grants.

Under the RSU Program 2021, each beneficiary will be granted a specific Euro amount, which will be converted into a certain number of RSUs. The exact number of RSUs to be allocated to a beneficiary will be determined by dividing the Euro amount granted to such beneficiary by the six-month average closing price of the shares or share certificates on the trading system with the highest total trading volume of shares or share certificates within ten trading days, in each case prior to the grant date, rounded down to the nearest whole number. RSUs vest in instalments over a four-year vesting period as follows: If a beneficiary’s employment with us or one of our affiliates has continued and remains unterminated following the expiry of a twelve-month period following the grant date (the “Cliff Period”) one-fourth of the RSUs initially allocated to such beneficiary vest. Following the expiry of the Cliff Period, the remaining RSUs vest in instalments of one-twelfth for each fully completed quarter during which the beneficiary’s employment continues without termination, subject to certain exceptions. In a good leaver event (as defined), all vested RSUs are retained and all unvested RSUs forfeit without entitlement to compensation. In a bad leaver event (as defined), all vested and unvested RSUs forfeit without entitlement to compensation. RSUs may also forfeit in the event of a temporary exemption from work. Following a grace period (which in the events of illness or pregnancy is calculated pursuant to the respective statutory rules of wage continuation and which, in other cases, amounts to six weeks), 1/48 of number of RSUs initially granted forfeit without entitlement to compensation.

At our discretion, we may settle vested RSUs under the RSU Program 2021 either (i) by way of new shares utilizing the Authorized Capital 2021/II (as described in more detail in Exhibit 2.3), (ii) by way of a cash settlement, or (iii) a combination of both.

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

In August 2022, we settled a first tranche under the RSU Program 2021 and issued 16,149 new ordinary shares to our beneficiaries. In April 2024, we settled a second tranche under the RSU Program 2021 and issued 47,579 new ordinary shares to our beneficiaries.

Stock Option Program 2022

In 2022, we established an additional stock option program (the “2022 Plan”) pursuant to which our supervisory board is authorized to grant stock options to the members of our management board for a total of up to 115,000 shares in the Company. The number of stock options to be granted to each beneficiary under the 2022 Plan may vary over the term of the 2022 Plan and is determined by the Company’s supervisory board. Subject to the terms and conditions set forth in the 2022 Plan, each stock option entitles the beneficiary to acquire one share in the Company against payment of the exercise price. The exercise price is defined as the volume-weighted six-month average share price or share certificates price (converted into an price per share) on the day prior to the grant date on the trading system with the highest total trading volume in our shares or share certificates within the last ten trading days prior to such date.

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

If the term of office of a member of the management board ends before the expiry of the applicable waiting period due to a revocation from office (Widerruf der Bestellung) for cause (such member a “Bad Leaver”), all stock options granted to such Bad Leaver (whether held by the individual or any third party) will be forfeited without entitlement to compensation. If the term of office of a member of the management board ends before the expiry of the applicable waiting period due to any reason other than for cause (such member a “Good Leaver”), such Good Leaver will retain all stock options that the individual has been granted under the 2022 Plan. In addition, in the event that a beneficiary willfully or grossly negligent breaches statutory duties or the code of conduct of the Company (each a “Breach of Duty”), the supervisory board is entitled to retain or reclaim in its discretion the payout in the form of a cash settlement or share settlement in whole or in part in accordance subject to certain conditions set forth in the 2022 Plan.

Under the 2022 Plan, we may issue shares by utilizing the Conditional Capital 2022/II (as described in more detail in Exhibit 2.3) or treasury shares. At our discretion, we may also settle the stock options in cash.

Restricted Stock Units Program 2022

In 2022, we implemented an additional restricted stock units program (“RSU Program 2022”). Under the RSU Program 2022, the management board is authorized to grant RSUs to (i) selected employees, (ii) selected employees of its affiliates, and (iii) managing directors of its affiliates.

Under the RSU Program 2022, each beneficiary will be granted a specific Euro amount, which will be converted into a certain number of RSUs. The exact number of RSUs to be allocated to a beneficiary will be determined by dividing the Euro amount granted to such beneficiary by the six-month average closing price of the shares or ADSs on the trading system with the highest total trading volume of shares or ADSs on the basis of ten trading days, in each case prior to the grant date, rounded down to the nearest whole number. RSUs vest in instalments over a four-year vesting period as follows: If a beneficiary’s employment with our Company or one of its affiliates has continued and remains unterminated following the expiry of the Cliff Period, one-fourth of the RSUs initially allocated to such beneficiary vest. Following the expiry of the Cliff Period, the remaining RSUs vest in instalments of one-twelfth for each fully completed quarter during which the beneficiary’s employment continues without termination, subject to certain exceptions. In a good leaver event, all vested RSUs are retained and all unvested RSUs forfeit without entitlement to compensation. In a bad leaver event, all vested and unvested RSUs forfeit without entitlement to compensation. RSUs may also forfeit in the event of a temporary exemption from work. For each 30 working days (in a single piece or summed up) for which the temporary exemption from work lasts, 1/48 of the number of RSUs initially granted forfeit without entitlement to compensation. In case a beneficiary, before the vesting period has ended, decreases their working time from full-time to part-time, the number of RSUs not yet vested shall be decreased pro-rata temporis for the time of the beneficiary’s decreased working time. Any RSUs which have not vested following the four-year vesting period shall forfeit without entitlement to compensation.

At its discretion, we may settle vested RSUs under the RSU Program 2022 either (i) by way of new shares utilizing the Authorized Capital 2022/II (as described above under Exhibit 2.3), (ii) by way of a cash settlement, or (iii) a combination of both.

Each vested RSU entitles a beneficiary to a cash payment claim against our Company. Such payment claim corresponds to

(i)
in case of a share settlement, the closing price of our Company’s shares or ADSs on the last trading day before the day on which the management board (together with the supervisory board) resolves on the utilization of the Authorized Capital 2022/II, while such closing price is determined by the trading system with the highest total trading volume in our Company’s shares or ADSs within the ten days prior to the day of such resolution by the management board (the actual date on which the new shares which were created from the capital increase against contribution in kind are transferred to the securities account of the respective beneficiary, i.e., the “share settlement date”), or
(ii)
in case of a cash settlement, the closing price of the shares or ADSs on the last trading day prior to the fulfilment of the cash payment claim (i.e., the “cash settlement date”), while such closing price is determined by the trading system with the highest total trading volume in shares or ADSs representing our Company’s shares within the ten last trading days prior to the day of the fulfilment of the cash payment claim.

Stock Option Program 2023

In 2023, we established an additional stock option program (the “2023 Plan”) pursuant to which our supervisory board is authorized to grant stock options to the members of our management board for a total of up to 197,317 shares in our Company. The number of stock options to be granted to each beneficiary under the 2023 Plan may vary over the term of the 2023 Plan and is determined by our Company’s supervisory board. Subject to the terms and conditions set forth in the 2023 Plan, each stock option entitles the beneficiary to acquire one share in our Company against payment of the exercise price. The exercise price is defined as the volume-weighted six-month average share price or share certificates price (converted into an price per share) on the day prior to the grant date on the trading system with the highest total trading volume in our Company’s shares or share certificates within the last ten trading days prior to such date.

The exercise of the stock options is subject to a waiting period. The waiting period, i.e., the period up until the date on which the stock options may be exercised, begins on the grant date and ends at the end of the fourth anniversary after the grant date. Stock options may be exercised only within a time period of five years following the date on which the waiting period has expired (the “Exercise Period 2023”). The Exercise Period 2023 may be extended appropriately if, due to statutory or internal company regulations, an exercise is not possible at the end of the original Exercise Period 2023. Stock options that have not been exercised by the end of the respective Exercise Period 2023 will forfeit without entitlement to compensation.

Stock options may only be exercised if and to the extent that the performance targets as described below have been achieved: The performance targets are linked to (i) the absolute share price performance of our Company’s shares (i.e., a three-month volume-weighted average price of the shares or share certificates (converted into a price per share) of at least 50% above the exercise price at the end of one of four equal quarters of the year preceding the last day of the expiry of the waiting period) and (ii) the achievement of an ESG Target during the waiting period, whereby within the overall target achievement, the absolute share price performance is weighted with 80% and the ESG Target with 20%. The ESG Target is composed of a diversity target (i.e., a 5% increase of women within our Company compared to the start of the respective waiting period or a share of women of at least 30% within our Company and continuing during the waiting period) and an employee engagement target (i.e., a 5% increase of the employee engagement within our Company compared to the start of the waiting period or an employee engagement of at least 80% within our Company and continuing during the waiting period) on an equal basis. In no event will the exercise of stock options under the 2023 Plan exceed the maximum remuneration thresholds as set by our Company’s supervisory board pursuant to section 87a of the German Stock Corporation Act.

If the term of office of a member of the management board ends before the expiry of the applicable waiting period due to a revocation from office (Widerruf der Bestellung) for cause, all stock options granted to such Bad Leaver (whether held by the individual or any third party) will be forfeited without entitlement to compensation. If the term of office of a member of our management board ends before the expiry of the applicable waiting period due to any reason other than for cause, such Good Leaver will retain all stock options that the individual has been granted under the 2023 Plan. In addition, in the event that a beneficiary willfully or grossly negligent breaches statutory duties or the code of conduct of our Company (each a breach of duty), our supervisory board is entitled to retain or reclaim in its discretion the payout in the form of a cash settlement or share settlement in whole or in part in accordance subject to certain conditions set forth in the 2023 Plan.

Under the 2023 Plan, our Company may issue shares by utilizing the Conditional Capital 2023 (as described under Exhibit 2.3) or treasury shares. At its discretion, we may also settle the stock options in cash.

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

Pursuant to its internal rules of procedure, the supervisory board has established an audit committee, a compensation committee and a nomination committee:

Name of committee	Current Members
Audit committee	Manfred Krischke (chairperson), Peter-Müller Brühl and Margaret Abernathy
Compensation committee	Emin Bulent Altan (chairperson), Margaret Abernathy and Peter-Müller Brühl
Corporate governance and nominations committee	Emin Bulent Altan (chairperson), Margaret Abernathy and Peter-Müller Brühl

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

D. Employees

As of December 31, 2023, we employed 314.2 FTEs, of which 291.2 FTEs were based in Germany and 23.0 FTEs were based in the United States.

The following table shows the figures of our FTEs broken down by region as of the relevant date indicated:

	As of December 31,
	2023	2022	2021
Germany	291.2	291.8	227.9
United States	23.0	37.0	21.0
Total	314.2	328.8	248.9

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

E. Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Compensation-Compensation of Management Board Members” in this Item 6. For information as to our equity incentive plans, see “—B. Compensation—Share-Based Incentive Plans” in this Item 6.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information as of May 14, 2024 regarding the beneficial ownership of our ordinary shares for:

•
members of our supervisory board;
•
members of our management board;
•
members of our supervisory board and our management board as a group; and
•
each person who, to the best of our knowledge, beneficially owns 5% or more of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 14, 2024, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Mynaric AG, Bertha-Kipfmüller-Str. 2-8, 81249 Munich, Germany.

	Shares beneficially owned as of May 14, 2024
Shareholder	Number	Percent
5% shareholders
Pacific Investment Management Company LLC(1)	565,224	8.5
Harris Communications GmbH(2)	409,294	6.5
Members of our supervisory board
Emin Bulent Altan(3)	38,264	0.6
Peter Müller-Brühl(4)	4,445	0.1
Dr. Manfred Krischke	–	–
Margaret Abernathy	–	–
Arndt Rautenberg	1,000	0.0
Members of our management board
Mustafa Veziroglu	–	–
Stefan Berndt-von Bülow(5)	174	0.0
Joachim Horwath	220,527	3.5
All members of our supervisory board and management board, as a group	264,410	4.2
Total	1,238,928	19.6

(1)
Consists of 401,309 ordinary shares held by COF IV Obsidian S.à r.l. and 163,915 ordinary shares held by OC III LVS LIII LP. Information herein is based upon a Schedule 13G filed with the SEC on February 13, 2024 by Pacific Investment Management Company LLC, a Delaware limited liability company. COF IV Obsidian S.à r.l. and OC III LVS LIII LP are investment advisory clients of Pacific Investment Management Company LLC, which may be deemed to have beneficial ownership of all of these ordinary shares.
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
(3)
Emin Bulent Altan directly holds 37,128 ordinary shares and 4,545 ADSs representing 1,136 ordinary shares in our Company.

(4)
Peter Müller-Brühl beneficially owns 4,445 ordinary shares in our Company, which he holds indirectly through EOversal UG (haftungsbeschränkt), a German limited liability entrepreneurial company (Unternehmergesellschaft), wholly-owned by him.
(5)
Stefan Berndt-von Bülow directly holds 696 ADSs representing 174 ordinary shares in our Company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares.

Immediately following the completion of our initial public offering in the U.S. in November 2021, 1,150,000 of our ordinary shares are traded in the United States by means of ADSs. Four ADSs currently represent one ordinary share of the Company. On May 10, 2024, based on information provided by The Bank of New York Mellon, as depositary, there were 2,946,480 ADSs (representing 736,620 ordinary shares) outstanding. The ordinary shares underlying such ADSs represent 11.7% of our current share capital. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Mynaric.

Subject to the provisions of the deposit agreement, none of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Between January 1, 2023 and the date of this Annual Report, we did not enter into transactions, with any members of our management or supervisory board, executive officers or holders of more than 10% of any class of our voting securities.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

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

We have not paid dividends in the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

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

German Taxation

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of the subsection “Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation and of capital gains taxation with respect to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (as defined below) that acquire the ADSs representing our ordinary shares.

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which, e.g., are not binding on the German courts, and the Treaty (as defined below). It is based upon tax laws in effect at the time of filing of this Annual Report. These laws are subject to change, possibly with retroactive effect. For example, there are currently ongoing discussions on an increase of the top tax rate in Germany, which may also have an effect on the German tax consequences of acquiring, owning and disposing of the ADSs. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this section.

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

General German Tax Treatment of ADSs

As of the date hereof, no published German tax court decisions exist as to all aspects of the German tax treatment of ADRs or ADSs. However, based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018, reference number IV C 1-S2204/12/10003, jointly the “ADR Tax Circular,” for German tax purposes, the ADSs should, in light of the ADR Tax Circular, represent a beneficial ownership interest in the underlying shares of the company and qualify as ADRs for the purpose of the ADR Tax Circular, even though it has to be noted that the ADR Tax Circular does not explicitly address ADSs. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of ADSs for German tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of ADSs will be treated as beneficial owners of the capital of the company with respect to capital gains (see below in section “—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs—German Taxation of Capital Gains of U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not, e.g., binding on German courts, including German tax courts, and it is uncertain whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. Nevertheless, for the purpose of this German tax section, it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

Taxation of Non-German Tax Resident U.S. Holders

The following discussion describes material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and Certain Other Taxes of 1989, as amended by the Protocol as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (hereinafter referred to as the “Treaty”) who is eligible for relevant benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•
the beneficial owner of the ADSs (and the dividends paid with respect thereto);
•
a U.S. holder (as defined below);
•
not also a resident of Germany for German tax purposes; and
•
not subject to the limitation on benefits restrictions (i.e., anti-avoidance treaty shopping article of the Treaty or German domestic rules) that applies in limited circumstances.

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

The full amount of a dividend distributed by the company to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at an aggregate rate of 26.375% (25% income tax plus 5.5% solidarity surcharge thereon). In addition to that, dividends may be subject to church tax (Kirchensteuer) if applicable. The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company’s general shareholders’ meeting, or if such date is not specified, the day after such general shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in Euro; any expenses and costs related to such taxable income in principle should not reduce the taxable income.

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

German withholding tax on capital income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German dividend disbursing agent (i.e., a German credit institution, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case, including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent, or (ii) the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the provisions of the Treaty, the German withholding tax may generally not exceed 15% of the gross dividends collected by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to presenting a German withholding tax certificate which can only be issued if the company has confirmed in writing to the German depositary, among other things, the number of ADSs issued and that all of the ADSs issued at the issuance date were covered by an equivalent number of German shares deposited with the German depositary (circular by the German Federal Ministry of Finance (BMF-Schreiben), dated December 18, 2018, reference number IV C 1-S 2204/12/10003)). For example, for a declared dividend in the amount of €100, a U.S. treaty beneficiary initially receives €73.625 (€100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of €11.375 of the gross dividend (€100). As a result, the U.S. treaty beneficiary ultimately receives a total amount of €85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

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

However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section “—Taxation of Non-German Tax Resident U.S. Holders”). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the disposal of the ADSs, even under the circumstances described in the preceding paragraph and therefore will not be subject to German taxation on capital gains from the disposition of the ADSs.

German statutory law obliges a German disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, German disbursing agent means a German credit institution or the financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case, including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. It should be noted that the German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, a circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated January 18, 2016, reference number IV C 1-S2252/08/10004:017 (published in the German Federal Tax Gazette 2016 vol. I pp. 85), as last amended by a circular dated December 20, 2022, reference number IV C 1-S 2252/19/10003:011 (published in the German, provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German corporation. Although circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities, a German disbursing agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in a custodial account in Germany, unless the holder of the ADSs does not provide evidence on its tax status as non-German tax resident. In any other case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Under the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz) which was passed into law on June 2, 2021, the withholding tax certificate will be replaced for dividend income (including under ADRs) accruing after December 31, 2024 by a notification to be submitted by the disbursing agent directly to the Federal Central Tax Office (Bundeszentrale für Steuern) upon request of the holder. In particular with regard to ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office (Bundeszentrale für Steuern) once it has collected all information and confirmations.

Withholding Tax Refund for U.S. Treaty Beneficiaries. U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as described above in Section “—Taxation of Non-German Tax Resident U.S. Holders”). Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of (i) the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) (Kapitalertragsteuer) on dividends that exceeds the applicable Treaty rate and (ii) the full amount of German withholding tax (Kapitalertragsteuer)on capital gains from the disposition of ADSs (both subject to presenting a German withholding tax certificate). The application for such claim is generally to be filed with the Federal Central Tax Office (Bundeszentralamt für Steuern) within four years after the end of the calendar year in which the dividends or capital gains have been received (bezogen).

However, in respect of dividends, the refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply if (a) the German tax on the dividends underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends pursuant to a double taxation treaty and (b) the holder does not directly own 10% or more of the shares in the company and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated July 9, 2021, reference number IV C 1-S 2252/19/10035 :014, as amended from time to time, the withholding tax credit may also be denied as an anti-abuse measure.

However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz), as amended in June 2021. Pursuant to the recent amendment, a foreign company shall - irrespective of any double taxation treaties - not be entitled to relief from capital gains tax and from tax deduction pursuant to section 50a of the German Income Tax Act (a) to the extent that persons have an interest in it or are beneficiaries under its articles of association who would not be entitled to such relief if they personally had generated such income and (b) to the extent that the source of the income has no substantial connection with the economic activity of such foreign company. The generation of income, its transfer to persons having an interest in or being beneficiaries as well as any activity carried out with resources that are not appropriate to the foreign company’s business purpose, shall not be deemed to be an economic activity. This, however, does not apply in cases in which the foreign company proves that none of the main purposes of its involvement was to obtain a tax advantage or if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange. Therefore, whether or not and to which extent the anti-avoidance treaty shopping rule applies to ADSs, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Fiscal Court (Bundesfinanzhof) exist in this regard.

Due to the legal structure of the ADSs, only limited guidance from the German tax authorities exists on the practical application of the refund process with respect to the ADSs and the respective limitations. Recently, the German tax authorities have indicated that for ADR programs (which are considered comparable to ADS programs) a collective tax certificate in connection with a withholding of tax amounts may no longer be issued by the domestic depositary of the shares upon request of the foreign depositary agents. Rather, individual tax certificates need to be issued which might delay a potential refund procedure. Moreover, the simplified refund procedure based on electronic data exchange (Datenträgerverfahren) for claims for reimbursement based on ADRs has been suspended temporarily by the tax authorities.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation and of capital gains taxation with regard to the general principles applicable to holders of ADSs who are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or his or her usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of central management (Geschäftsleitung) or a registered seat (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs held as Private Assets (Privatvermögen). If ADSs are held as private assets by a German tax resident individual, dividends and capital gains are taxed as capital income (Einkünfte aus Kapitalvermögen) and are principally subject to 25% German flat rate income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% and plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital income (Kapitalertragsteuer). In other words, once deducted, the holder’s income tax liability on the dividends will be settled. Dividend payments to the extend funded from a tax-recognized contribution account (steuerliches Einlagekonto), subject to certain prerequisites, do not form part of the taxable dividend income but should lower the holder’s acquisition costs for the ADSs.

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

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individual persons being subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been abolished. However, the abolition or reduction of the solidarity surcharge is not applicable to corporations. In addition, the abolition or reduction of the solidarity surcharge will not affect withholding taxes. Solidarity surcharge will still be levied at 5.5% on the full withholding tax amount and withheld accordingly. There will not be any separate refund of such withheld solidarity surcharge (regardless of the aforementioned exemption limits) in case the withholding tax cannot be refunded either.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the holder of ADSs has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office (Bundeszentralamt für Steuern). Where church tax is not levied by way of withholding, it is determined by means of income tax assessment.

ADSs held as Business Assets (Betriebsvermögen). In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual).

Irrespective of the legal form of the holder, dividends are generally subject to the aggregate withholding tax rate of 26.375%, unless the holder of the ADSs is an investment fund (Investmentfonds) subject to German investment taxation. The tax actually withheld is generally creditable against the respective holder’s corporate income tax or income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly, has to file withholding tax returns for a withholding tax of 15% in accordace with statutory formal requirements and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance (BMF-Schreiben) dated July 9, 2021, reference number IV C 1-S 2252/19/10035 :014, as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the corporate income tax or income tax liability, the withholding tax will be refunded, provided that certain requirements are met (including the aforementionend requirements).

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

Participations in the company held through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to the respective partner only on a pro rata basis at the ratio of its entitlement to the profits of the partnership.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the personal income tax rate of the holder of ADSs (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of business expenses related to the respective dividends and capital gains as well as losses from the disposal of ADSs are principally deductible for income tax purposes. Furthermore, trade tax may apply, provided the ADSs are held as assets of a German trade or business (Gewerbebetrieb) of the holder, but the resulting trade tax might be credited against the income tax liability of the holder pursuant to a lump sum procedure.

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individual persons being subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been abolished, subject to the limitations described above; see “—ADS held as Private Assets (Privatvermögen)”.

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

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

Generally, a transfer of ADSs by inheritance or by way of gift will be subject to German inheritance and gift tax, inter alia, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) at the time of the transfer, the ADSs are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held, directly or indirectly, by the decedent or donor, either alone or together with related persons.

However, the right of Germany to impose inheritance and gift tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German inheritance and gift tax pursuant to the Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Taxes on Estates, Inheritances, and Gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000) (the “Estate Tax Treaty”) provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax.

Other Taxes

There are currently no German net worth, transfer, stamp or other similar taxes that would apply to a U.S. holder on the acquisition, ownership, sale or other disposition of the ADSs. Certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADSs.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes in the version published as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung der Bekanntmachung vom 4. Juni 2008) as published in the German Federal Law Gazette 2008 vol. II pp. 611/851 (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depository receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date you or the depositary on your behalf converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

As discussed below under “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares,” the amount of any dividend that is paid to you will be reduced by certain fees that you are required to pay to the depositary. The amount of the dividend you are deemed to receive and include in income for U.S. federal income tax purposes will equal the gross amount of the dividend and will not be reduced by the amount of the fees that are withheld in respect of the dividend payment. You would then be deemed to pay the amount of such fees to the depositary. Such fees will generally be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deduction of investment expenses. U.S. holders are urged to consult their tax advisors with respect to the tax treatment of the payment of such fees to the depositary.

Subject to certain limitations, the German tax withheld and paid over to Germany will generally be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—German Taxation—German Taxation of ADSs—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs” and “—German Taxation—German Taxation of ADSs—General Rules for the Taxation of Non-German Tax Resident Holders of ADSs-Withholding Tax Refund for U.S. Treaty Beneficiaries” for the procedures for obtaining a tax refund.

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

Sale or Disposition of ADSs

If you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Depositary Fees

As discussed below under “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares,” you will be required to pay certain fees to the depositary. Such fees will generally be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deduction of investment expenses. U.S. holders are urged to consult their tax advisors regarding the tax treatment of such expenses.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 35.2 to the consolidated financial statements included in this Annual Report.

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

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2023. Until remediated, there is a reasonable possibility that these material weaknesses could result in a material misstatement of our consolidated financial statements or disclosures that would not be prevented or detected.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria established in the SEC guidance on conducting such assessments as of December 31, 2023. Our management conducted the assessment based on certain criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in 2013. Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2023, our internal controls over financial reporting were not effective.

The following previously disclosed material weakness in internal control over financial reporting has been partially remediated: a lack of design of controls in accounting process which can prevent material misstatements in a timely manner,. The remediation was achieved by completing the implementation of the internal control system and establishing flow charts and risk control matrices for all business processes relevant to financial reporting, as well as establishing flow charts and risk control matrices for all IT systems relevant to financial reporting. However, the following material weaknesses in our internal controls existed as of December 31, 2023: (i) a lack of sufficient resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within the finance and accounting functions, (ii) insufficient risk assessment procedures necessary to ensure the completeness of processes and identification of required internal controls over financial reporting, (iii) a lack of design and operating effectiveness of controls in accounting process which can prevent material misstatements in a timely manner, (iv) a lack of design and operating effectiveness of general information technology controls (GITC) for information systems that are relevant to the preparation of the consolidated financial statements and (v) a failure to implement sufficient monitoring controls ensuring that corrective action is taken when implemented controls do not operate as designed.

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

The key components of our remediation plans in fiscal 2023 are as follows:

•
Enhance the execution of our risk assessment activities by evaluating whether the design of our internal controls appropriately addresses the risks in our business processes and changes in the business (including changes to people, processes and systems) that could impact our system of internal controls
•
Review our current processes, procedures and systems to identify opportunities to enhance the design of each process and to design and implement additional control activities that can prevent material misstatements
•
Develop and roll-out a process to manage the valuation of inventory in combination with quarterly meetings with all stakeholders to agree on production and forecasts. Design and implement controls that address the valuation of inventory, including control activities associated with the completeness and accuracy of data used and the appropriateness of the assumptions and methodology used to determine the net realizable value
•
Create greater awareness and continuously improve the system of internal control over financial reporting by:
•
Investment in a state-of-the-art governance, risk, and compliance tool (SAP GRC Process Control) to support internal controls over financial reporting on the software / IT side.
•
Implementing LucaNet, a consolidation and planning platform, to support financial statement closing and reporting.
•
Establishing an internal controls manual (including communication and training) and continuous monitoring of implemented controls.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG AG Wirtschaftsprüfungsgesellschaft, Munich, Germany (PCAOB ID: 1021) (“KPMG”) has served as our principal accountant for the years ended December 31, 2023 and 2022 for which audited consolidated financial statements appear in this Annual Report.

Set forth below are the total fees incurred on a consolidated basis, by KPMG, and affiliates for providing audit and other professional services in each of the last two years:

	For the year ended December 31,
	2023	2022
	(in € million)
Audit Fees	1.6	1.1
Total	1.6	1.1

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Mynaric recognizes the importance of cybersecurity and is committed to maintaining robust cybersecurity measures to protect our systems and safeguard information.

Our processes for identifying, assessing, and managing material risks from cybersecurity threats are integrated into our overall enterprise risk management system, which was developed with input from internal and external experts.

Our cybersecurity program is designed to detect and respond to cybersecurity risks that could impact our operations, customers, and stakeholders. We monitor our systems and use a variety of external sources and third-party services that are in compliance with established industry standards to identify vulnerabilities and detect cybersecurity threats. We implement appropriate safeguards and technology that are designed to provide early detection of any suspicious activities or potential breaches and mitigate risks. We have procedures established for containment, eradication, recovery, and required reporting of any cybersecurity incident.

We follow a documented incident response procedure to allow for systematic and sufficient reporting and handling of incidents. The procedure is regularly reviewed and updated.

All employees are regularly provided with cyber security and awareness training.

We engage auditors and other consultants for ongoing identification of cybersecurity risks and improvement of our cybersecurity program and policies. Mynaric's cybersecurity program is based on the structure and application of the National Institute of Standards and Technology (NIST) Special Publication 800-53 and other applicable data protection and cybersecurity requirements.

We have not had any cybersecurity risks or threats that have materially impacted our business strategy, operations, or financial results.

Cybersecurity Governance

We are committed to transparency and timely reporting regarding cybersecurity matters to the SEC and other relevant stakeholders.

Our CIO leads the IT Infrastructure and Security team and oversees our cybersecurity program. Our cybersecurity policies are reviewed and approved by our CEO.

The management board receives updates on cybersecurity on a weekly basis as part of the company’s overall risk management process, as well as on a case-by-case basis if necessary. We are constantly reviewing and optimizing our procedures and organizational frameworks to facilitate continuous monitoring and management of activities related to the prevention, detection, mitigation, and remediation of cybersecurity incidents by the management board.

The supervisory board oversees the company’s procedures and organizational frameworks regarding cybersecurity and receives updates by the CIO on a quarterly basis as well as on a case-by-case basis if necessary.

Mynaric aims to maintain trust and confidence among our investors, customers, and the public through ongoing cybersecurity risk management efforts. We are committed to continuous improvement and adaptation to evolving cybersecurity challenges and regulatory requirements.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to “Item 18 Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under this Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19. EXHIBITS.

Exhibits	Description

1.1*	Articles of Association of Mynaric AG (translated into English)

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

4.5	Mynaric AG, Stock Option Program 2022 (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 1, 2023)

4.6

Mynaric AG, Restricted Stock Unit Program 2022 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-3 (File No. 333-274793) filed with the SEC on September 29, 2023)

4.7*	Mynaric AG, Stock Option Program 2023

4.8

Business Opportunity Agreement, dated October 21, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

4.9†

Credit Agreement entered into by and between Mynaric USA Inc., Mynaric AG, CO FINANCE II LVS I LLC, CO FINANCE LVS XL LLC and Alter Domus (US) LLC, dated as of April 25, 2023 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 1, 2023)

4.10*†

Amendment No. 1 to Credit Agreement entered into by and between Mynaric USA Inc., Mynaric AG, CO FINANCE II LVS I LLC, CO FINANCE LVS XL LLC and Alter Domus (US) LLC, and solely for purposes of Section 5.4 thereof, Mynaric Government Solutions, Inc., Mynaric Systems GmbH and Mynaric Lasercom GmbH, dated as of March 14, 2024

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 6, 2022)

Exhibits	Description

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

97.1*	Mynaric AG Clawback Policy

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

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

Date: May 17, 2024

MYNARIC AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the supervisory board

Mynaric AG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Mynaric AG and subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of profit/loss and other comprehensive income/loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2020.

Munich, Germany

May 17, 2024

Consolidated statements of profit/loss and other comprehensive income/loss for the years ended December 31, 2023, 2022 and 2021

€ thousand	Note	2023	2022	2021
Revenue	6	5,390	4,422	2,355
Other operating income	7	3,624	2,376	435
Cost of materials	8	(16,771)	(15,434)	(10,624)
of which capitalized costs 2023: (256);2022: (689); 2021: (1,995)
Personnel costs	9	(36,604)	(37,410)	(23,365)
of which capitalized costs 2023: (385); 2022: (665); 2021: (1,906)
Depreciation, amortization and impairment	10	(11,622)	(7,989)	(4,518)
of which capitalized costs 2023: (89); 2022: (112); 2021: (287)
Other operating costs	11	(23,222)	(22,082)	(11,830)
of which capitalized costs 2023: (88); 2022: (101); 2021: (427)
Change in inventories of finished goods and work in progress	12	(776)	760	568
Own work capitalized	13	818	1,567	4,615
Operating profit/(loss)		(79,163)	(73,790)	(42,364)
Financial income (1)	14	911	0	0
Financial costs (2)	14	(16,035)	(2,545)	(2,148)
Net foreign exchange gain/(loss)	14	562	2,574	826
Financial result (3)		(14,562)	29	(1,322)
Share of profit of equity-accounted investees, net of tax	20	(355)	(45)	0
Profit/(loss) before tax		(94,080)	(73,806)	(43,686)
Income tax expense	15	552	24	(1,791)
Consolidated net profit/(loss)		(93,528)	(73,782)	(45,477)
Other comprehensive income/(loss)
Items which may be subsequently reclassified to profit and loss
Foreign operations – foreign currency translation differences		1,126	(411)	(498)
Other comprehensive income/(loss) for the period after tax		1,126	(411)	(498)
Total comprehensive (loss) for the period		(92,402)	(74,193)	(45,975)
Weighted average ordinary shares outstanding (basic and diluted)		6,043,142	5,435,839	4,250,134
Basic and diluted loss per share in EUR		(15.48)	(13.57)	(10.70)

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------

(1) Referred to as “Interest and similar income" in the audited consolidated financial statements of the Company as of and for the financial year ended December 31, 2022.

(2) Referred to as “Interest and similar expenses" in the audited consolidated financial statements of the Company as of and for the financial year ended December 31, 2022.

(3) Referred to as “Net finance income/(costs)" in the audited consolidated financial statements of the Company as of and for the financial year ended December 31, 2022.

Consolidated statements of financial position as of December 31, 2023 and 2022

€ thousand	Note	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets	17	13,336	18,058
Property, plant and equipment	18	22,936	22,309
Right-of-use assets	19	26,168	8,782
Equity-accounted investees	20	0	355
Other financial assets (1)	23	1,200	449
Total non-current assets		63,640	49,953
Current assets
Inventories	21	22,695	13,348
Trade receivables	22	300	1,101
Other financial and non-financial assets	23	8,493	5,681
Cash and cash equivalents	24	23,958	10,238
Total current assets		55,446	30,368
TOTAL ASSETS		119,086	80,321

EQUITY AND LIABILITIES	Note	December 31, 2023	December 31, 2022
EQUITY
Share capital	26	6,234	5,668
Capital reserve		204,025	189,269
Accumulated deficit		(260,077)	(166,549)
Accumulated other comprehensive income/(loss)		531	(595)
TOTAL EQUITY		(49,287)	27,793
LIABILITIES
Non-current liabilities
Provisions	27	1,114	217
Lease liabilities (2)	33	19,833	7,087
Contract liabilities	29	11,663	0
Loans and borrowings	30	59,496	0
Other financial liabilities	31	167	249
Deferred tax liabilities	15	1,215	1,766
Total non-current liabilities		93,488	9,319
Current liabilities
Provisions	27	686	723
Lease liabilities (3)	33	5,440	1,855
Trade and other payables	28	16,555	9,238
Contract liabilities	29	47,256	15,297	(5)
Loans and borrowings (4)	30	3,286	14,440
Other financial liabilities	31	1,041	90
Other non-financial liabilities	32	621	1,566	(5)
Total current liabilities		74,885	43,209
TOTAL LIABILITIES		168,373	52,528
TOTAL EQUITY AND LIABILITIES		119,086	80,321

The accompanying notes are an integral part of these consolidated financial statements.

—————————

(1) Referred to as “Other non-current financial assets" in the audited consolidated financial statements of the Company as of and for the financial year ended December 31, 2022.

(2) Referred to as “Non-current lease liabilities" in the audited consolidated financial statements of the Company as of and for the financial year ended December 31, 2022.

(3) Referred to as “Current lease liabilities" in the audited consolidated financial statements of the Company as of and for the financial year ended December 31, 2022.

(4) Included in “Other financial liabilities" in the audited consolidated financial statements of the Company as of and for the financial year ended December 31, 2022.

(5) Adjusted as per Note 29.

Consolidated statements of changes in equity

for the years ended December 31, 2023, 2022 and 2021

€ thousand	Share capital	Capital reserve	Prepaid share reserve	Accumulated deficit	Foreign currency translation differences	Total
Balance at January 1, 2021	3,995	108,189	5,500	(47,290)	314	70,708
Issue of ordinary shares	1,248	70,794	(5,500)			66,542
Share issue costs		(8,303)				(8,303)
Equity-settled share-based payments		1,942				1,942
Consolidated net profit/(loss)				(45,477)		(45,477)
Other comprehensive income/(loss)					(498)	(498)
Total comprehensive income/(loss) for the period				(45,477)	(498)	(45,975)
Balance at December 31, 2021	5,243	172,622	—	(92,767)	(184)	84,914
Balance at January 1, 2022	5,243	172,622	—	(92,767)	(184)	84,914
Issue of ordinary shares	425	10,776				11,201
Share issue costs		(262)				(262)
Equity-settled share-based payments		6,133				6,133
Consolidated net profit/(loss)				(73,782)		(73,782)
Other comprehensive income/(loss)					(411)	(411)
Total comprehensive income/(loss) for the period				(73,782)	(411)	(74,193)
Balance at December 31, 2022	5,668	189,269	—	(166,549)	(595)	27,793
Balance at January 1, 2023	5,668	189,269	—	(166,549)	(595)	27,793
Issue of ordinary shares	566	12,204				12,770
Share issue costs		(1,420)				(1,420)
Equity-settled share-based payments		3,972				3,972
Consolidated net profit/(loss)				(93,528)		(93,528)
Other comprehensive income/(loss)					1,126	1,126
Total comprehensive income/(loss) for the period				(93,528)	1,126	(92,402)
Balance at December 31, 2023	6,234	204,025	—	(260,077)	531	(49,287)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

for the years ended December 31, 2023, 2022 and 2021

€ thousand	Note	2023	2022		2021
Cash flows from operating activities
Consolidated net income/(loss) for the period		(93,528)	(73,782)		(45,477)
Adjustments for:
Income tax expense	15	(552)	(24)		1,791
Depreciation, amortization and impairment	10	11,622	7,989		4,518
Loss from disposals of non-current assets		630	109		20
Net finance (income) and costs	14	15,124	2,545		2,148
Equity-settled share-based payments	9	3,972	6,133		1,942
Share of profit of equity-accounted investees, net of tax	20	355	45		0
Net foreign exchange (gain)/loss	14	(562)	(2,574)		(826)
Changes in:
Inventories		(9,379)	(4,958)		(3,167)
Trade receivables		732	(1,120)		572
Other financial and non-financial assets		(3,744)	(87)		(4,209)
Provisions		296	(296)		14
Trade and other payables		5,908	2,235		2,320
Contract liabilities	29	39,760	15,144	(1)	(1,013)
Other financial liabilities		336	(22)		0
Other non-financial liabilities	29	46	(1,552)	(1)	1,941
Net cash used in operating activities		(28,984)	(50,215)		(39,426)
Cash flows from investing activities
Acquisition of intangible assets		(70)	(1,120)		(3,346)
Acquisition of property, plant and equipment		(4,851)	(10,179)		(7,612)
Acquisition of equity-accounted investees	20	0	(400)		0
Interest received	14	333	0		0
Net cash used in investing activities		(4,588)	(11,699)		(10,958)
Cash flows from financing activities
Proceeds from issue of share capital	26	12,769	11,201		66,542
Share issue costs	26	(1,420)	(262)		(8,303)
Proceeds from loans and borrowings	30	67,723	13,529		7,500
Transaction costs related to loans and borrowings	30	(5,796)	(450)		(450)
Repayments of loans and borrowings		(13,185)	(96)		(7,500)
Payments of lease liabilities		(2,264)	(1,713)		(1,056)
Interest expenses paid		(10,740)	(241)		(1,931)
Net cash from financing activities		47,087	21,968		54,802
Net increase/(decrease) in cash and cash equivalents		13,515	(39,946)		4,418
Cash and cash equivalents at January 1		10,238	48,143		43,198
Effects of movements in exchange rates on cash and cash equivalents		205	2,041		527
Cash and cash equivalents at December 31	24	23,958	10,238		48,143
The accompanying notes are an integral part of these consolidated financial statements.

—————————

(1) Adjusted as per Note 29.

Mynaric AG, Gilching

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Mynaric AG (‘Company’) registered in Commercial Register at Munich Local Court (Reg. No. HRB 232763), has its registered office at Dornierstraße 19 in 82205 Gilching, Germany, and its administrative office at Bertha-Kipfmüller-Straße 2-8 in 81249 Munich, Germany. These consolidated financial statements as at and for the financial year ended December 31, 2023, comprise the Company and its controlled subsidiaries (together referred to as ‘Group’). The objective of the Group is the development, manufacture and sale of laser communication network equipment, software, systems, and solutions, particularly for aerospace applications and related products. The Group engages primarily in the manufacturing and sale of products and projects, and in the provision of services related to laser technology, particularly for applications in aerospace, and satellite services.

2. Basis of accounting

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) considering the interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

These consolidated financial statements have been authorized for issue by the Company’s supervisory board on May 17, 2024.

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

The consolidated financial statements were prepared on a going concern basis; however, management has identified material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern. For the year ended December 31, 2023, the Group recognized a net loss of €93.5 million while the Group’s net current assets as of December 31, 2023, amount to negative €19.4 million and the equity amounts to negative €49.3 million. As of the date of the authorization of these consolidated financial statements the Group has €2.5 million in cash and cash equivalents as well as an undrawn amount of $10.000 thousand of the term loan facility.

While the vast majority of revenue for 2024 and a significant amount of revenue for 2025 is contractually committed and prepayments for those contracts have already been received, the Group is dependent on winning further major public project tenders and realizing corresponding advance payments from the tenders won. Management is actively pursuing multiple opportunities in the commercial and government sectors to sell its CONDOR terminals to an expanding customer base. To realize these planned revenue increases, commercial production will need to ramp up. For this, the Group has made the majority of necessary investments in property, plant and equipment. The majority of product development and enhancement costs have also been incurred. Liquidity is mainly required for operating costs until the ramp-up of commercial production.

Based on the Group’s liquidity position on May 17, 2024, and management’s forecast of sources and uses of cash and cash equivalents, management believes that it has sufficient liquidity to finance its operations over at least the next twelve months from the date of authorization of these consolidated financial statements. However, there can be no assurance that the revenues and the corresponding customer payments will be generated in the amount as expected or at the time needed. A shortfall in revenues or the corresponding customer payments compared to the budget could require additional external financing to meet the Group’s current operational planning. In such a situation, if the Group should be unable to obtain such additional financing or take other timely actions in response to such circumstances, for example significantly curtailing its current operational budget in 2024, it may be unable to continue as a going concern.

As a result, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharges its liabilities in the normal course of business.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate

3. Basis of consolidation and accounting policies

3.1. Basis of consolidation

The consolidated financial statements include the financial statements of Mynaric AG and its subsidiaries as of December 31, 2023, and 2022 and for years ended December 31, 2023, 2022 and 2021, and were prepared using accounting policies applied consistently.

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

Any intragroup balances, income and expenses, unrealized gains and losses, and dividends from intragroup transactions are eliminated.

Set out below is the list of consolidated subsidiaries:

Company name	Shareholding in %	Consolidation
Mynaric Lasercom GmbH, Munich	100.0	fully consolidated
Mynaric Systems GmbH, Munich	100.0	fully consolidated
Mynaric USA, Inc., Los Angeles, USA	100.0	fully consolidated
Mynaric Government Solutions, Inc., Arlingtion, USA	100.0	fully consolidated

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

Revenue is generally recognized with a customer at the level of the individual contract unless the prerequisites for combining contracts are met. The rules set out in IFRS 15 are applied consistently to similarly structured contracts and under similar circumstances. The Group generated revenue from the sale of goods and provision of services. In addition, revenue is recognized when the underlying contract is terminated due to customer default in accordance with IFRS 15.15 b), or in accordance with IFRS 15.15 a) when the Group has performed all services and received all payments for a contract that was not initially accounted for as a contract with a customer in accordance with IFRS 15.

The Group considers whether there are multiple promises in the contract that represent separate performance obligations to which a portion of the transaction price should be allocated. In determining the transaction price for such contracts, the Group considers the effect of variable consideration, the existence of a significant financing component, non-cash consideration and consideration payable to the customer (if any).

Most of the contracts with customers include multiple payment milestones that differ from the fulfillment of performance obligations. The Group typically receives a significant portion of the payments in advance. Therefore, the Group assesses each contract for a significant financing component, taking into account the period between the customer's payment and the fulfillment of the performance obligation, as well as the prevailing market interest rate. In such cases, the transaction price represents the consideration promised plus the interest element. A financing component is considered significant if the interest element exceeds 5% of the total amount of all payments under a contract. The implicit interest rate that determines the interest element is derived from existing financing arrangements, taking into account the risk-free interest rate for the expected term of the contract at point in time of contract inception.

Where a contract with a customer includes a significant financing component, the Group recognizes the interest element implicit in the contract as interest expense. The recognition of interest expense is based on contract milestones. Past milestones reflect the dates of actual payment and actual fulfillment of performance obligations. Milestones after December 31, 2023 ("Future Milestones") are based on the Group's long-term financial planning. If Future Milestones differ from the expected dates, the Group must adjust the recognition of interest expense accordingly.

The Group applies the practical expedient for short-term customer advances at contract level. This means that the amount of consideration promised is not adjusted for the effects of a significant financing component if the period between the transfer of the last promised good or service and the first payment is one year or less.

If a contract involves multiple distinct goods or services, the transaction price is allocated across the performance obligations based on the relative stand-alone selling prices. If stand-alone selling prices are not directly observable, they are estimated using the amounts that depicts the amount of consideration to which the Group expects to be entitled in the exchange for the goods or services promised to the customer. For each performance obligation, revenue is recognized either at a point in time or over time.

Revenue recognition over time is required if the customer simultaneously receives and consumes the benefits provided by the Group’s performance, the Group creates or enhances an asset that is controlled by the customer, or the Group creates an asset without an alternative use to the Group and simultaneously has an enforceable right to payment for performance completed.

The Group generates revenue from:

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
Sale of products

Customers obtain control of the laser terminals when the goods are delivered and accepted by the customer. Invoices are either issued based on the agreed payment plan of the respective contract or at that point in time of the delivery. Invoices are usually payable within 10 to 60 days.

Revenue is recognized at point in time when the customer obtains control over the product. Generally, this happens, when the product is delivered at the place agreed in the customer agreement.

Advances received are presented as contract liabilities.

Training, support and other services

The Group provides training, support and other services to its customers. The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. Invoices for these services are either issued based on the agreed payment plan of the respective contract or after the completion of the services. Invoices are usually payable within 10 to 60 days.

Revenue is recognized over time based on the cost-to-cost method unless they are not relevant for satisfaction of performance obligation. Advances received are included in contract liabilities.

c)
Government grants

The Group has received various government grants related to innovation projects encouraged by governmental authorities which generally reimburse a specified amount or proportion of the costs related to such projects. These grants are received or receivable in exchange for past and / or future compliance with conditions specified plan or program under which they were given the respective governmental authority, and, accordingly, they are accounted for as government grants under IAS 20. Government grants related to capitalized assets are recognized on the date on which the conditions for receipt of the grant are met and are deducted from the carrying amount of the respective assets.

Government grants related to expenses incurred by the Group are recognized in profit or loss as other operating income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

d)
Financial result

The financial result includes

•
interest income
•
interest expense
•
the net gain or loss on financial assets/liabilities at fair value through profit and loss ("FVTPL")
•
the foreign currency gain or loss on financial assets and financial liabilities

Interest income or expense is recognised under the effective interest method. The 'effective interest rate' is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortised cost of the financial liability

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset or to the amortised cost of the liability.

e)
Intangible assets

Intangible assets are measured at cost upon initial recognition. In subsequent periods, intangible assets are recognized at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis. The estimated (remaining) useful lifes as well as the amortization method are subject to annual reviews. If necessary, adjustments due to changes of the expected useful life or of the amortization method are accounted for prospectively as changes in accounting estimates. Intangible assets with indefinite useful lives or intangible assets not yet available for use are not amortized; however, they are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired based on the individual asset or on the level of the related cash-generating unit.

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

The Group capitalizes costs for the development of a technology until the time that development of such technology is completed. The capitalized development costs are amortized on a straight-line basis over the economic useful life of 15 years based on the expected useful life of such technology. Amortization of capitalized development costs commences upon completion of the development project (technology). Amortization expense resulting from capitalized development costs is reported in the statement of profit or loss under depreciation and amortization.

f)
Property, plant and equipment

Property, plant, and equipment are recognized at cost, and also includes capitalized borrowing costs, less any accumulated depreciation and impairment losses, if any. Depreciation is recognized on a straight-line basis. The depreciation period is based on the expected useful life of each respective asset. The underlying useful life ranges between two and 20 years for computer hardware, between three and 20 years for machinery, furniture, fixtures, and office equipment and for leasehold improvements between two and 10 years.

The useful lifes, residual values, and depreciation methods for property, plant, and equipment are reviewed periodically and adjusted prospectively, if necessary, to ensure that the depreciation method and depreciation period reflect the expected economic benefit of the assets.

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

h)
Impairment of non-financial assets

At each balance sheet date, the Group assesses whether there is any indication that a non-financial (other than inventories) asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the non-financial asset. For the purpose of impairment testing, assets are grouped into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or cash-generating units. The recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other cash-generating units. Intangible assets not yet available for use are tested for impairment at least once per year.

If the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount, an impairment loss is recognized in the amount of the exceeding amount in profit or loss. The recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell (FVLCOD) and its value in use.

The FVLCOD and the value in use are generally based on the estimated future cash flows of the cash-generating unit, discounted to their present value using a risk- adjusted post-tax discount rate. The future cash flows are determined on the basis of long-term corporate planning approved by management and in effect at the time the impairment test is performed.

With respect to the capitalized development costs for AIR technology and SPACE technology, the Group determines the recoverable amount using an income approach based on the Relief-from-Royalty-method. Under the Relief-from-Royalty-method, the royalty savings (cash flows) from owning an intangible asset are approximated by the royalty payments that the owner of that asset saves compared to the alternative of licensing a comparable asset. The calculation is based on the actual royalty payments that would be required if the intangible asset were not owned. The recoverable amount of the intangible asset is the present value of the hypothetical royalty payments.

At each reporting date, the Group assesses whether an impairment loss recognized in prior periods no longer exists or may have decreased. In such cases, the Group recognizes a partial or full reversal of the impairment loss by increasing the carrying amount to the recoverable amount. However, the increased carrying amount may not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

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

Write-downs to the lower net realizable values primarily consider inventory risks resulting from turnover period and reduced recoverability. In addition, inventory related to product versions is written off when the intent to sell is discontinued. Write-downs are reversed when the reasons for impairment no longer exist.

j)
Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. This includes both primary financial instruments (such as trade receivables and payables as well as other receivables and payables) and derivative financial instruments such as foreign exchange contracts or embedded derivatives.

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

j)
i) Financial assets

On initial recognition, a financial asset is classified as subsequently measured at:

•
AC – amortised cost
•
FVTPL – Fair value through profit or loss

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

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

Derivative financial instruments ("FVTPL")

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

Impairment of financial assets

The Group holds the following instruments as financial assets that are subject to the credit loss model in accordance with IFRS 9:

•
Trade receivables
•
Other financial assets
•
Cash and cash equivalents

The Group also recognizes loss allowances for expected credit losses (“ECL”) on lease receivables, which are disclosed as part of trade and other receivables.

The general impairment methodology for financial assets follows a three-stage approach based on the change in credit quality of financial assets since initial recognition (general approach). At initial recognition, debt instruments are assumed to have a low credit risk, for which a loss allowance for 12-months ECL is recognized (Stage 1). When there has been a significant increase in credit risk, the loss allowance is measured using lifetime ECL (Stage 2). A significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment. If there is objective evidence of impairment (Stage 3), the Group also accounts for lifetime ECL and recognizes an impairment. The Group considers that there is objective evidence of impairment if any of the following indicators are present: significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization or default or delinquency in payments.

The Group applies this general approach for cash and cash equivalents as well as other financial assets. These assets are considered to have a low credit risk when the issuer has a strong capacity to meet its contractual cash flow obligations in the near term. Cash and cash equivalents are only placed at banks with credit ratings of investment grade or higher. Rental deposits are trust assets that, in case of a default of the counterparty, are separated from insolvency estate and are paid back primarily. Considering that, the impairment for these assets is not material.

For trade and other receivables in particular, which are not individually impaired, the Group applies the simplified approach under which lifetime ECL is recognized without monitoring the change in customers’ credit risk. To measure expected credit losses, trade receivables are aggregated based on common credit risk characteristics (risk classes) and days past due. The expected loss rates are derived from the historical payment profile of milestone invoices to customers over the two financial years preceding the balance sheet date. Adjusted for forward-looking macroeconomic factors, this historical and forward-looking information forms the basis for the expected probability of default.

Impairment losses and reversals of previous impairment losses are presented as Other operating costs in the consolidated statement of profit/loss and comprehensive income/loss.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

j)
ii) Financial liabilities

Financial liabilities are measured at fair value upon initial recognition, less any directly attributable transaction costs in the case of loans and borrowings. The Group’s financial liabilities comprise trade and other payables as well as liabilities to banks, including overdraft credits.

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities measured at amortized cost (“FLAC”)

This category comprises Trade and other payables, Other financial liabilities as well as Loans and borrowings. Subsequent to initial recognition, interest-bearing loans are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and otherwise through the amortization process based on the effective interest method.

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

Derivative financial instruments ("FVTPL")

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial liability and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

k)
Income taxes

Income taxes are comprised of current and deferred taxes. Current and deferred taxes are recognized in profit or loss to the extent that they do not relate to items recorded in equity or other comprehensive income.

Current income taxes

The expected income tax liabilities or receivables arising as a result of the taxable profit in each applicable tax jurisdiction, taking into account applicable tax rules and regulations, are recognized as current taxes. The tax rates applicable as of the reporting date are used for measurement. All necessary adjustments to tax liabilities or tax assets from prior periods are also considered.

Deferred income taxes

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

Current and deferred income taxes for 2023 were determined using the applicable tax rates. The Group applies a tax rate of 28.648% (2022: 27.725%, 2021: 27.725%) to calculate deferred taxes for Mynaric AG. This combined income tax rate comprises 15% corporation tax plus 5.5% solidarity surcharge thereon as well as 12.82% (2022: 11.90%, 2021: 11.90%) trade tax. The tax rate for the trade tax increased due to the move of the Group's headquarter from Gilching to Munich.

Deferred tax assets and liabilities are offset if the deferred taxes refer to income taxes levied by the same taxation authority and if the current taxes are offset against each other.

Changes in deferred tax assets and liabilities are generally recognized through profit and loss, except for changes recognized in other comprehensive income or directly in equity.

Uncertain tax positions

In cases for which it is probable that amounts declared as expenses in the tax returns might not be recognized (uncertain tax positions), a liability for income taxes is recognized. The amount is based on Group´s best estimate of the expected tax payment (expected value or most likely amount). Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. In the case of tax loss, no liability for taxes or tax claim is recognized for these uncertain tax positions. Instead, the deferred tax assets for the unused tax loss carryforwards or tax credits are to be adjusted.

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

n)
Provisions

Provisions are recognized when either a legal or constructive obligation to a third party as a result of a past event exists as of the reporting date, it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate of the amount of this obligation can be made. If the Group expects at least a partial reimbursement for a recognized provision (e.g., in the case of an insurance policy), the reimbursement is recognized as a separate asset when such reimbursement is virtually certain. The expense arising from the recognition of the provision is presented in the statement of profit or loss net of reimbursement. If the obligations fall due after more than one year and payment can be reliably estimated in terms of both amount and timing, the non-current portion of the obligation is measured at the respective present value in case the corresponding time value of money is material. The present value to be recognized is determined based on market interest rates that reflect the risk and the time period until the obligation is settled.

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

Dismantling and restoration provisions

The Group is required to restore some of the leased premises to their original condition at the end of the respective lease terms. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements and restore the premise. Costs, which are directly attributable to specific leasehold improvement, have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease and the useful life of the assets. Remaining costs have been capitalised as part of the right-of-use-asset and are amortised over the useful life of the right-of-use-asset.

p)
Leases

At contract inception, the Group assesses whether the contract is or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

p) i) The Group as lessee

The Group presents all leases on the face of the statement of financial position with the exception of short-term leases and leases for low-value assets. It recognizes liabilities for lease payments to be made and right-of-use assets for the right to use the underlying asset.

Right-of-use assets

The Group recognizes right-of-use assets as of the commencement date (i.e., the date on which the underlying leased asset is available for use). Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment losses, if any, and adjusted for any remeasurement of the lease liabilities. The cost of the right-of-use assets correspond to the associated lease liabilities, plus any restoration costs, less any initial direct costs as well as the lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the expected useful life of the leased asset, as follows:

•
Real estate – 3 to 15 years
•
Other leases – 4 to 6 years

If ownership of the leased asset is transferred to the Group at the end of the lease term or the exercise of a purchase option is considered in the determination of the cost, depreciation is determined based on the expected useful life of the leased asset. In addition, right-of-use assets are subject to impairment testing in the same manner as property, plant and equipment described in Note 3.2 h).

Lease liabilities

On the commencement date, the Group recognizes the lease liability at the present value of the lease payments to be made over the lease term. The lease payments comprise fixed payments (including in-substance fixed payments), less any lease incentives receivable, variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date and amounts expected to be payable by the lessee under residual value guarantees. Lease payments also include the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, as well as payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. Variable lease payments that do not depend on an index or rate are expensed in the period in which the event or condition triggering such payment occurs. The Group determines the lease term based on the non-cancelable period of a lease and any periods covered by an option to extend the lease if the lessee is reasonably certain to exercise such option.

The lease liability is measured at amortised cost under the effective interest method. The Group uses the interest rate implicit in the lease, if known to the Group, for the calculation of the present value of the lease payments. In the case of leases for which this interest rate is unknown, the Group applies its incremental borrowing rate as of the commencement date. The incremental borrowing rate is the rate of interest that the

Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. After the commencement date, the lease payment is split into a principal and interest portion with the liability being reduced for the principal portion and the interest is recorded in the consolidated statement of profit and loss and other comprehensive income. In addition, the carrying amount of the lease liabilities is remeasured to reflect any modifications to the lease, changes in the lease term, changes in the lease payments (e.g., changes of future lease payments following a change in the index or rate used to determine these payments), or changes in the assessment of an option to purchase the underlying asset.

Short-term leases and leases for low-value assets

The Group applies the practical expedient for its short-term leases for real estate and other operating equipment (i.e., leases with a term of not more than 12 months from the commencement date and that do not include a purchase option). With respect to leases for office equipment deemed as being of low value, the Group also applies the exemption provided for leases for low-value assets. Lease payments for short-term leases and for leases for low-value assets are recognized as an expense on a straight-line basis over the lease term.

p) ii) The Group as a lessor

At inception or on modification of a contract with customer that contains a lease component, the Group allocates the consideration in the contract to each lease component based on their relative standalone prices.

The Group recognizes payments received related to lease under operating leases as income on a straight-line basis over the lease term as part of other operating income.

3.3. Changes in accounting policies

a)
Newly issued financial reporting standards and interpretations

The International Accounting Standards Board (IASB) and the IFRS Interpretation Committee (IC) amended the following standards and interpretations that must be applied for the fiscal year 2023:

Date of application
IFRS 17 Insurance Contracts	Jan. 1, 2023
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2	Jan. 1, 2023
Definition of Accounting Estimates – Amendments to IAS 8	Jan. 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12	Jan. 1, 2023
International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12	May 23, 2023

The Group has adopted all the foregoing amendments in 2023, none of which had a significant impact on the consolidated financial statements.

b)
Newly issued financial reporting rules that have not yet been applied

The IASB has issued standards, interpretations, and amendments to existing standards whose application is not yet required, or which must be applied only in subsequent reporting periods, respectively, and which have not been applied early by the Group.

Date of application
Non-current Liabilities with Covenants - Amendments to IAS 1 and Classification of Liabilities as Current or Non-current - Amendments to IAS 1	Jan. 1, 2024
Lease Liability in a Sale and Leaseback - Amendments to IFRS 16	Jan. 1, 2024
Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7	Jan. 1, 2024
Lack of Exchangebility - Amendsments to IAS 21	Jan. 1, 2025
Presentation and Disclosures in Financial Statements - IFRS 18	Jan. 1, 2027
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28	Available for optional adoption / effective date deferred indefinitely

The Group is currently analyzing the effects of the new or revised financial reporting standards listed above but does not expect any material effects apart from IFRS 18 resulting from application of the revised standards to the Group.

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

a)
Leases

The Group determines the lease term based on the non-cancelable period, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option. The Group has entered into several leases that include extension options and makes judgments when assessing whether it is reasonably certain that the option to extend or terminate the lease will or will not be exercised. All relevant factors representing an economic incentive to exercise the extension option are taken into consideration. No extension options have been included in the lease term of significant facilities being leased given the current management’s expectation of the Group’s future use of the building, except for the extension option for the new leased headquarter in Munich (Germany). Had lease extension options been included also in other leases, the amount of right of use assets and lease liabilities recorded on the statement of financial position would have been significantly higher.

Please refer to Note 19 Right-of-use assets for details on the potential future lease payments for periods after the exercise date of the extension options that are not taken into consideration in the lease term.

To measure the right-of-use asset and the corresponding lease liability at commencement date of a lease or upon modification of a lease, the Group uses the incremental borrowing rate to discount the lease payments. Judgment is required in determining the method to determine the relevant discount rate at which the Group would borrow in a similar economic environment. The Group determines its incremental borrowing rate by obtaining interest rates from external sources and makes certain adjustments to reflect the terms of the lease and type of asset leased (refer to Note 30). Using a different method might lead to a different discount rate, which might have a significant impact on the right-of-use asset and lease liability.

4.2. Estimates and assumptions

Information about assumptions and estimation uncertainty as of December 31, 2023, that have a significant risk of resulting in a material adjustment to the carrying amounts of the reported assets and liabilities during the next fiscal year are discussed below:

a)
Recognition of deferred tax assets

The calculation of deferred taxes is based on the tax rates of the individual countries applicable as of the date when the assets are realized, or the liability is settled (using tax rates enacted or announced as of the reporting date) as well as on the assessment of the future taxable income of the Group companies.

Determining the amount of deferred tax assets is subject to estimation uncertainties as regards the availability of future taxable profit against which deductible temporary differences and the tax loss carryforwards may be utilized, which may also result from or be related to future tax planning strategies. As there is no specific standard or interpretation to evaluate the probability of projected future taxable income of the Group entities, the Group uses it's internal financial long-term planning. Deviations from the future from long-term planning may have a significant impact on the deferred tax assets.

b)
Impairment test for non-financial assets

At each balance sheet date, the Group assesses whether there is any indication that a non-financial asset including capitalized development costs may be impaired. The impairment tests require estimates to be made in order to determine the recoverable amount of the cash-generating unit. Assumptions must be made regarding future cash inflows and outflows both in the planning period as well as for the periods thereafter. In particular, the future revenues, costs and expenditures are based on the long-term corporate planning. Also, market- and company-specific discount rates, expected growth rates and exchange rates are estimated. If the actual amounts deviate from the estimated amount an impairment might be needed in future periods. Based on the impairment tests performed in 2023, the recoverable amounts significantly exceed the net assets of the tested cash-generating units. Refer to Note 17 for further information on the assumptions used.

c)
Inventories

Write-downs of inventories are measured based on the inventory days on hand and on the estimated net realizable value (expected proceeds less estimated costs incurred until completion and the estimated selling expenses necessary to make the sale). The net realizable value is estimated based on the management’s decision and expectation regarding the pricing and the future marketability of the different CONDOR and HAWK product variants. Future utilizations, actual proceeds, and costs still to be incurred may deviate from anticipated amounts, which might lead to additional write-downs in future periods. Also, if the Group does not intend to sell product product version anymore, all related inventories are written down. This primarily relates to CONDOR Mk1, Mk2 and CONDOR MEO as well as HAWK (refer to Note 21).

5. Segment reporting and information on geographical areas

In accordance with IFRS 8 (Operating Segments), the Group’s operating segments are based on the management approach. Accordingly, segments must be classified and disclosures for these segments must be made based on the criteria used internally by the chief operating decision maker (CODM) for the allocation of resources and the evaluation of performance by the components of the entity. The CODM is the Management Board (refer to Note 37) collectively which allocates resources and evaluates segment performance based on the Management Board reports submitted to it. The segment reporting below was prepared in accordance with this definition. The CODM uses Operating profit/loss as the primary profitability measure to evaluate performance of the Group’s operating segments.

Segment results are as follows for the year ended December 31, 2023:

	For the year ended December 31, 2023
€ thousand	AIR	SPACE	Not allocated	Group
Revenue	0	5,390	0	5,390
Operating income/(loss)	(16,672)	(53,984)	(8,507)	(79,163)
Financial income				911
Financial costs				(16,035)
Net foreign exchange gain/(loss)				562
Financial result				(14,562)
Share of profit of equity-accounted investees, net of tax				(355)
Profit/(loss) before tax				(94,080)
Income tax expense				552
Consolidated net profit/(loss)				(93,528)

Segment results are as follows for the year ended December 31, 2022:

	For the year ended December 31, 2022
€ thousand	AIR	SPACE	Not allocated	Group
Revenue	1,384	3,038	0	4,422
Operating profit/loss	(20,929)	(46,773)	(6,088)	(73,790)
Interest and similar expenses				(2,545)
Net foreign currency gain/(loss)				2,574
Net finance income/(costs)				29
Share of profit of equity-accounted investees, net of tax				(45)
Profit/(loss) before tax				(73,806)
Income tax expense				24
Consolidated net profit/(loss)				(73,782)

Segment results are as follows for the year ended December 31, 2021:

	For the year ended December 31, 2021
€ thousand	AIR	SPACE	Not allocated	Group
Revenue	0	2,355	0	2,355
Operating profit/loss	(10,793)	(30,082)	(1,489)	(42,364)
Interest and similar income				(2,148)
Net foreign currency gain/(loss)				826
Net finance income/(costs)				(1,322)
Profit/(loss) before tax				(43,686)
Income tax expense				(1,791)
Consolidated net profit/(loss)				(45,477)

"Not allocated" costs include the following:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
D&O insurance and other costs related the stock listing	3,796	4,715	682
Costs related to financing acitivities	2,649	0	0
Cost for the audit of the financial statements	1,568	951	538
Supervisory Board remuneration	494	422	269
Total not allocated costs	8,507	6,088	1,489

Segment AIR

The segment AIR includes the Group’s HAWK terminals and related services.

The segment AIR result includes:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Impairment of intangible assets	3,308	0	0
Impairment of property, plant and equipment	1,172	0	0
Write-downs of inventories	9,592	1,500	0
Segment AIR - Total impairment and write-downs	14,072	1,500	0

The impairment losses of intangible assets as well as property, plant and equipments are described in more detail in the Note 17 and Note 18. The write-downs of inventories are described in more detail in Note 8 and Note 21.

During the year ended December 31, 2023, depreciation and amortization included in the segment AIR amounts to €352 thousand (2022: €1,948 thousand; 2021: €1,221 thousand).

Segment SPACE

The segment SPACE includes the Group’s CONDOR terminals and related services.

The segment SPACE result includes:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Impairment of intangible assets	0	1,531	0
Write-downs of inventories	783	5,983	2,501
Impairment loss on trade receivables	337	0	0
Segment SPACE - Total impairment and write-downs	1,120	7,514	2,501

The impairment losses of intangible assets is described in more detail in the Note 17. The write-downs of inventories are described in more detail in Note 8 and Note 21. The impairment loss on trade receivables is described in Note 22.

During the year ended December 31, 2023, depreciation and amortization included in the segment SPACE amounts to €6,790 thousand (2022: €4,510 thousand; 2021: €3,297 thousand).

Geographical regions of non-current assets

Non-current assets are allocated to the location of the respective asset:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Germany
Intangible assets	13,336	18,058	19,969
Property, plant, and equipment	20,007	18,589	14,490
Right-of-use assets	24,497	6,447	6,053
Total - Germany	57,840	43,094	40,512
USA
Property, plant, and equipment	2,929	3,720	2,278
Right-of-use assets	1,671	2,335	2,774
Total - USA	4,600	6,055	5,052
Total	62,440	49,149	45,564

6. Revenue

Revenue consist of the following:

	For the year ended
€ thousand	December 31, 2023		December 31, 2022			December 31, 2021
	SPACE	Total (1)	AIR	SPACE	Total	SPACE	Total (1)
REVENUE SOURCE
Products	1,420	1,420	1,384	399	1,783	554	554
Services	3,962	3,962	0	2,589	2,589	1,801	1,801
Operating lease income	8	8	0	50	50	0	0
Total	5,390	5,390	1,384	3,038	4,422	2,355	2,355
GEOGRAFIC REGION
USA	5,390	5,390	1,384	3,038	4,422	2,355	2,355
Total	5,390	5,390	1,384	3,038	4,422	2,355	2,355
TIMING OF REVENUE RECOGNITION
Products transferred at point in time	1,420	1,420	1,384	399	1,783	554	554
Service transferred over time	462	462	0	0	0	1,801	1,801
Services recognized at point in time	3,500	3,500	0	2,589	2,589	0	0
Operating lease income recognized over time	8	8	0	50	50	0	0
Total	5,390	5,390	1,384	3,038	4,422	2,355	2,355
Total revenues from contracts with customers	5,390	5,390	1,384	3,038	4,422	2,355	2,355
Revenue reported in consolidated statements of profit/(loss)	5,390	5,390	1,384	3,038	4,422	2,355	2,355

———————————

(1) No revenue in the AIR segment was recognized during the year ended December 31, 2023, and 2021.

With respect to the information on geographical regions, revenue is allocated to the countries based on the country of origin of the respective customer.

During the year ended December 31, 2022, services recognized at point in time are recognized due to IFRS 15.15 b). In such case a customer breeched two contracts and therefore, the Group terminated these contracts. The Group has received non-refundable prepayments on these contracts during the years ended December 31, 2021, and 2022, in the amount of €2,589 thousand.

Revenue recognized from contract liabilities during the year ended December 31, 2023 which existed as of December 31, 2022, amounts to €3,517 thousand (2022: €211 thousand, 2021: €933).

The share of total revenue per customer is as follows:

	For the year ended
in % of total revenue	December 31, 2023		December 31, 2022		December 31, 2021
	SPACE	AIR	SPACE	AIR	SPACE	AIR
Customer A*	65%	0%	0%	0%	0%	0%
Customer B*	12%	0%	1%	15%	5%	0%
Customer C*	0%	0%	58%	0%	0%	0%
Customer D*	0%	0%	0%	16%	0%	0%
Customer E*	0%	0%	0%	0%	90%	0%
Other	23%	0%	10%	0%	5%	0%

———————————

* The customers are disclosed anonymized

The Group's order backlog, in terms of the total transaction price of unfulfilled or partially unfulfilled performance obligations as at the December 31, 2023, is as follows:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Total transaction price of unfulfilled or partially unfulfilled performance obligations	204,997	72,455	16,703
Thereof expected to be recognized as revenue within 12 month	101,499	32,790	16,703
Thereof expected to be recognized as revenue within 13 to 24 month	93,363	39,141	0
Thereof expected to be recognized as revenue over 24 month	10,135	524	0

7. Other operating income

Other operating income consist of the following:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Income from grants	3,299	2,091	279
Miscellaneous operating income	325	285	156
Total	3,624	2,376	435

8. Cost of materials

Cost of materials consist of the following:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Raw materials and consumables used	14,492	13,007	7,736
Costs for services purchased	2,279	2,427	2,888
Total	16,771	15,434	10,624

Included in the cost of materials are write-downs for the year ended December 31, 2023, in the amount of €9,569 thousand (2022: €5,601 thousand, 2021: €2,039).The write-downs for the year ended December 31, 2023, refer mainly to materials relevant for production of HAWK. The write-downs on HAWK materials result from general decision on the HAWK solution and the underlying AIR Technology (refer to Note 17). The write-downs for the year ended December 31, 2022, refer to materials relevant for production of CONDOR Mk1, CONDOR Mk2 and CONDOR MEO. The write-downs for the year ended December 31, 2021, refer to materials relevant for production of CONDOR Mk1 and CONDOR Mk2. The corresponding raw materials were written down to their recoverable amount.

9. Personnel costs

Personnel costs consist of the following:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Wages and salaries	27,602	26,318	18,185
Social security contributions, pensions and other employee benefits	5,031	4,959	3,238
Share-based payments	3,972	6,133	1,942
Total	36,604	37,410	23,365

Under defined contribution pension plans, the Group paid contributions to governmental pension schemes for the year ended December 31, 2023, in the amount of €1,914 thousand (2022: €1,799 thousand, 2021: €1,301).

9.1. Equity-settled share-based payment under Stock Option Plans

The Group granted stock options to selected employees under the following stock option plans ("SOP"):

2019 Stock Option Plan ("SOP 2019")

A stock option entitles the holder to the right to purchase Group shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period provided that the performance target has been achieved. The performance target is linked to the absolute price performance of the Group shares during the vesting period. The stock options can be exercised only if the volume-weighted six-month average price of the Company shares in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange exceeds the exercise price by 20% or more upon the expiry of the vesting period. In 2019 under the SOP 2019, in addition to options granted to new beneficiaries, options were also granted in replacement for waiving any claims from the options granted in 2018 from the 2017 Stock Option Plan. The waive and grant of new stock options was treated as replacement according to IFRS 2 and therefore as a modification within the meaning of IFRS 2. The fair value of the original grant and the new grant were both measured at the modification date and the incremental fair value (EUR 5.93 per option) of the new grant is recorded in P&L.

2020 Stock Option Plan ("SOP 2020")

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

2021 Stock Option Plan ("SOP 2021")

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

2022 Stock Option Plan ("SOP 2022")

A stock option entitles the holder to the right to purchase Company shares at the relevant exercise price. The vesting period for the exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of five years after the expiration of the vesting period provided that the performance target has been achieved. The first performance target is linked to the absolute price performance of the Company shares during the vesting period. The second performance target relates to the achievement of ESG (Environment, Social, Governance) targets (Diversity target and employee engagement target, both measured on a company level). The share price performance target is weighted at 80% and the ESG performance target is weighted at 20%. The target achievement of both performance targets is between 0% and 100% which means that the number of exercisable options is adjusted based on the corresponding target achievement. Furthermore, the stock options can only be exercised to the extent that the maximum compensation of the respective beneficiary for the corresponding period is not exceeded which means that in case the maximum compensation would be exceeded, the number of exercisable options is reduced. A total of 40,000 options from the 2021 I tranche were waived by the beneficiary, which was compensated by granting of 33,000 new stock options from the 2022 I tranche. The waive and grant of new stock options was treated as replacement according to IFRS 2 and therefore as a modification within the meaning of IFRS 2. The fair value of the original grant and the new grant were both measured at the modification date and the total related expense equal to € 58.378 of the new grant is recorded in P&L.

2023 Stock Option Plan ("SOP 2023")

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

Granting of stock options to Mr. Altan ("Tranche Altan")

During the year ended December 31, 2019, a shareholder of Mynaric AG granted Mr. Altan, the Chief Executive Officer and a member of the management board of Mynaric AG, the right to acquire 56,700 shares of the Company from such shareholder at a price of €25.00 per share. The exercise of Mr. Altan’s option right was subject to a number of conditions, including Mr. Altan’s continued employment until December 31, 2019, with Mynaric AG and the successful exercise of option rights pursuant to separate option agreement under which the granting shareholder was an optionholder. All conditions under the option agreement with Mr. Altan were fulfilled in December 2020. While the Initial Exercise Period would have expired, Apeiron and Mr. Altan agreed to extend the exercise period under the Altan Option Agreement to December 31, 2022. The option was not exercised.

All of the aforementioned SOP's are classified and measured as equity-settled share-based payments in accordance with IFRS 2. Accordingly, the fair value is determined only once on the grant date. The determined expense must then be amortized over the vesting period.

The following table provides an overview of the outstanding, granted, forfeited, exercised, and expired options. The stock options granted in replacement for waiving claims from the stock options under the 2017 Stock Option Plan were accounted for in accordance with the IFRS 2 rules applicable for replacement plans.

The following table provides the development of the stock options during the year ended December 31, 2023:

	SOP 2019	SOP 2020	SOP 2021	SOP 2022	SOP 2023
Options outstanding as of Jan. 1, 2023	222,250	14,000	60,000	108,000	0
Options granted	0	0	20,000	7,000	48,000
Options forfeited	64,400	0	0	0	0
Options exercised	0	0	0	0	0
Options expired	0	0	0	0	0
Options outstanding as of Dec. 31, 2023	157,850	14,000	80,000	115,000	48,000
Options exercisable as of Dec. 31, 2023	0	0	0	0	0

The following table provides the development of the stock options during the year ended December 31, 2022:

	SOP 2019	SOP 2020	SOP 2021	SOP 2022	Tranche Altan
Options outstanding as of Jan. 1, 2022	236,250	14,000	100,000	0	56,700
Options granted	2,500	0	0	108,000	0
Options forfeited	16,500	0	0	0	0
Options exercised	0	0	0	0	0
Options expired	0	0	40,000	0	56,700
Options outstanding as of Dec. 31, 2022	222,250	14,000	60,000	108,000	0
Options exercisable as of Dec. 31, 2022	0	0	0	0	0

A total of 40,000 options from the SOP 2021 were waived, which was compensated for by the granting of 33,000 new stock options under the SOP 2022. The waived stock options are presented as expired.

The following table provides the development of the stock options during the year ended December 31, 2021:

	SOP 2019	SOP 2020	SOP 2021	Tranche Altan
Options outstanding as of Jan. 1, 2021	234,750	14,000	0	56,700
Options granted	25,350	0	100,000	0
Options forfeited	23,850	0	0	0
Options exercised	0	0	0	0
Options expired	0	0	0	0
Options outstanding as of Dec. 31, 2021	236,250	14,000	100,000	56,700
Options exercisable as of Dec. 31, 2021	0	0	0	56,700

Measurement model and inputs

The measurement of the existing SOP's was based on the Monte Carlo Simulation model or the Binomial model, considering the terms and conditions for the stock options.

The table below provides the inputs used for the model during the year ended December 31, 2023:

	SOP 2019	SOP 2020	SOP 2021	SOP 2022	SOP 2023
Exercise price (in €)	37.31 - 71.15	61.27	20.25 - 71.15	20.25 - 32.90	21.20
Term in years	7	7	7	9	9
Remaining term in years	2.8 - 5.5	3.8	4.5 - 6.5	7.8 - 8.5	9.0
Share price as of the valuation date (in €)	27.55 - 80.20	75.46	23.50 - 80.20	19.76 - 23.50	21.20
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	36.39 - 48.45	36.39	36.90 - 39.81	35.31 - 37.68	53.80
Risk-free interest rate (in %)	(0.74) - 1.12	(0.65)	(0.40) - 2.47	2.02	1.97
Option value (in €)	5.72 - 26.14	26.14	9.25 - 25.17	1.97 - 7.51	8.76

The table below provides the inputs used for the model during the year ended December 31, 2022:

	SOP 2019	SOP 2020	SOP 2021	SOP 2022	Tranche Altan
Exercise price (in €)	37.31 - 71.15	61.27	71.15	32.90	25.00
Term in years	7	7	7	9	1.7
Remaining term in years	3.8 - 6.5	4.8	5.5	8.8	0.0
Share price as of the valuation date (in €)	27.55 - 80.20	75.46	80.20	19.76	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	36.39 - 48.45	36.39	36.90	35.31	51.31
Risk-free interest rate (in %)	(0.74) - 1.12	(0.65)	(0.40)	2.02	(0.82)
Option value (in €)	5.72 - 26.14	26.14	25.17	1.97 - 2.01	20.40

The table below provides the inputs used for the model during the year ended December 31, 2021.

	SOP 2019	SOP 2020	SOP 2021	Tranche Altan
Exercise price (in €)	41.03 - 71.15	61.27	71.15	25.00
Term in years	7	7	7	1.7
Remaining term in years	4.8 - 6.8	5.8	6.5	0.4
Share price as of the valuation date (in €)	35.20 - 80.20	75.46	80.20	43.39
Expected dividend yield (in %)	0.00	0.00	0.00	0.00
Expected volatility (in %)	36.39 - 48.45	36.39	36.90	51.31
Risk-free interest rate (in %)	(0.74) - (0.39)	(0.65)	(0.40)	(0.82)
Option value (in €)	9.43 - 26.14	26.14	25.17	20.40

The term of the options as well as the possibility of early exercise were considered in the option model. Early exercise is assumed when the share price exceeds the exercise price by a factor of 1.2. The implied rate of return of German government bonds with matching maturities was used for determining the risk-free interest rate. The expected volatility is based on an evaluation of the historical volatility for matching maturities of the Group's peer group. Since December 2023, the Group determines the expected volatility based on an evaluation of the historical volatility for matching maturities of the Company's share price. The expected volatility considered assumes that it is possible to derive future trends from historic volatility, and thus the actual volatility may deviate from the assumptions made.

The total expense for equity-settled share-based payments recognized in the year ended December 31, 2023, under the Stock Option Plans is €1,942 thousand (2022: €2,300 thousand, 2021: €513 thousand). The equity-settled share-based payment recognized cumulatively in the capital reserve amount to €7,058 thousand as of December 31, 2023 (2022: €5,116 thousand, 2021: €2,815 thousand).

9.2. Equity-settled share-based payment under Restricted Stock Unit Plans (RSUP)

Subscription rights in the form of restricted stock units (RSUs) were granted to selected employees under the following programs:

RSUP 2021

A RSU grants an entitlement to a cash settlement or shares in the Company, whereby the choice of settlement form lies solely with the Company. The value of an RSU corresponds to the value of the volume-weighted six-month average price of the Company shares on the primary stock exchange (Xetra).The vesting period of the RSUs is four years after the grant date of the subscription rights. RSUs will vest in installments over a four-year vesting period as follows:

•
25% of the RSUs vest 12 months after the grant date;
•
The remaining unvested RSUs will vest in equal amounts each quarter thereafter.

At the discretion of the Company, vested RSUs are settled either (i) by way of new shares utilizing the Authorized Capital 2021/II (refer to Note 26) or (ii) by way of a cash settlement. The vested entitlement is expected to be settled once a year within 40 trading days after publication of the annual financial statements of Mynaric AG by issuing new shares.

RSUP 2022

A RSU grants an entitlement to a cash settlement or shares in the Company, whereby the choice of settlement form lies solely with the Company. The value of an RSU corresponds to the value of the volume-weighted six-month average price of the Company shares on the primary stock exchange (Xetra).The vesting period of the RSUs is four years after the grant date of the subscription rights. RSUs will vest in installments over a four-year vesting period as follows:

•
25% of the RSUs vest 12 months after the grant date;
•
The remaining unvested RSUs will vest in equal amounts each quarter thereafter.

At the discretion of the Company, vested RSUs are settled either (i) by way of new shares utilizing the Authorized Capital 2022/II (refer to Note 26) or (ii) by way of a cash settlement. The vested entitlement is expected to be settled once a year within 40 trading days after publication of the annual financial statements of Mynaric AG by issuing new shares.

Grants under both aforementioned RSUPs have been classified and measured as equity-settled share-based payment in accordance with IFRS 2.

The following table provides the development of the RSUs during the year ended December 31, 2023:

	RSUP 2021	RSUP 2022
RSUs outstanding as of Jan. 1, 2023	181,434	0
RSUs granted	0	27,596
RSUs forfeited	50,906	2,933
RSUs exercised	0	0
RSUs expired	0	0
RSUs outstanding as of Dec. 31, 2023	130,528	24,663
RSUs exercisable as of Dec. 31, 2023	0	0

The following table provides the development of the RSUs during the year ended December 31, 2022:

RSUP 2021
RSUs outstanding as of Jan. 1, 2022	100,196
RSUs granted	118,551
RSUs forfeited	20,963
RSUs exercised	16,149
RSUs expired	0
RSUs outstanding as of Dec. 31, 2022	181,434
RSUs exercisable as of Dec. 31, 2022	0

The following table provides the development of the RSUs during the year ended December 31, 2021:

RSUP 2021
RSUs outstanding as of Jan. 1, 2021	0
RSUs granted	101,107
RSUs forfeited	911
RSUs exercised	0
RSUs expired	0
RSUs outstanding as of Dec. 31, 2021	100,196
RSUs exercisable as of Dec. 31, 2021	0

Measurement model and inputs

The valuation of the present RSU programs was performed using a binomial model considering the option terms.

The table below provides the inputs used for the model during the year ended December 31, 2023:

	RSUP 2021	RSUP 2022
Exercise price (in €)	0.00	0.00
Term in years	4.5 - 5.3	4.5 - 5.3
Remaining term in years	2.3 - 3.3	4.3
Share price as of the valuation date (in €)	19.76 - 80.60	16.20 - 23.50
Expected dividend yield (in %)	0.00	0.00
Expected volatility (in %)	38.89 - 45.59	39.88 - 45.72
Risk-free interest rate (in %)	(0.62) - 1.92	2.30 - 2.77
RSU-value (in €)	19.76 - 80.60	16.20 - 23.47

The table below provides the inputs used for the model during the year ended December 31, 2022:

RSUP 2021
Exercise price (in €)	0.00
Term in years	4.5 - 5.3
Remaining term in years	3.3 - 4.3
Share price as of the valuation date (in €)	19.76 - 80.60
Expected dividend yield (in %)	0.00
Expected volatility (in %)	38.89 - 45.59
Risk-free interest rate (in %)	(0.62) - 1.92
RSU-value (in €)	19.76 - 80.60

The table below provides the inputs used for the model during the year ended December 31, 2021:

RSUP 2021
Exercise price (in €)	0.00
Term in years	4.5 - 4.8
Remaining term in years	4.3
Share price as of the valuation date (in €)	62.90 - 80.60
Expected dividend yield (in %)	0.00
Expected volatility (in %)	39.75 - 39.83
Risk-free interest rate (in %)	(0.62) - (0.60)
RSU-value (in €)	62.90 - 80.60

The implied rate of return of German government bonds with matching maturities was used for determining the risk-free interest rate. The expected volatility is based on an evaluation of the historical volatility for matching maturities of the Group's peer group. Since December 2023, the Group determines the expected volatility based on an evaluation of the historical volatility for matching maturities of the Company's share price. The expected volatility considered assumes that it is possible to derive future trends from historic volatility, and thus the actual volatility may deviate from the assumptions made.

The total expense for equity-settled share-based payments recognized in the year ended December 31, 2023, under the RSUPs is €1,280 thousand (2022: €3,832 thousand, 2021: €1,429 thousand). The equity-settled share-based payments recognized cumulatively in the capital reserve amount to €6,541 thousand as of December 31, 2023 (2022: €5,261 thousand, 2021: €1,429 thousand).

9.3. Equity-settled share-based payment (severance compensation)

The former CEO Bulent Altan left the Board of Management as of August 7, 2023. The Group agreed on a severance compensation in the amount of €750 thousand. This compensation can be settled either by issuing shares or by a cash payment. This transaction is accounted as equity-settled share-based payment since the Group has the choice of settlement. The Company expects to settle the compensation by issuing new shares under the Authorized Capital 2023/I.

10. Depreciation, amortization and impairment

Depreciation, amortization and impairment consist of the following:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Amortization of intangible assets	1,482	1,545	1,267
Depreciation of property, plant and equipment	3,824	3,254	1,994
Depreciation of right-of-use assets	1,836	1,659	1,257
Total	7,142	6,458	4,518
Impairment of intangible assets	3,308	1,531	0
Impairment of property, plant and equipment	1,172	0	0
Total	4,480	1,531	0
Total depreciation, amortization and impairment	11,622	7,989	4,518

The recognized impairment during the year ended December 31, 2023, relates to the capitalized AIR Technology and related property, plant and equipment (refer to Note 17 and Note 18). The recognized impairment during the year ended December 31, 2022, relates to the capitalized CONDOR MEO Technology (refer to Note 17).

11. Other operating costs

Other operating costs consist of the following:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Legal and consulting fees	8,129	6,955	2,477
Office and IT costs	4,680	4,236	3,282
Insurance	3,106	4,855	803
Other business supplies, equipment and services	2,529	1,835	1,396
Incidental rental costs and maintenance	1,860	814	696
Selling and travel costs	1,115	2,279	1,638
Disposals of property, plant and equipment	630	0	0
Loss allowance on trade receivables (ECL)	337	0	0
Onerous contracts	0	0	240
Other costs	836	1,108	1,298
Total	23,222	22,082	11,830

Further information on the loss allowance on trade receivables in Note 22.

12. Changes in inventories of finished goods and work in progress

The increase in inventories of finished goods and work in progress primarily results from the CONDOR terminals, and HAWK terminals currently in the production phase. Changes in inventories are as follows:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Increase/(decrease) in inventories of work in progress	(755)	2,100	414
Increase/(decrease) in inventories of finished goods	786	542	616
Write-downs	(806)	(1,882)	(462)
Total	(776)	760	568

The write-downs during the year ended December 31, 2023, refer mainly to the HAWK terminal production, which result from general decision on the HAWK solution and the underlying AIR Technology (refer to Note 17). The write-downs during the year ended December 31, 2022, and 2021, refer mainly to CONDOR Mk2 and Mk1 terminals that were written down to their net realizable value.

13. Own work capitalized

Own work capitalized consists of costs that are used to develop intangible assets or construct property, plant and equipment. This line item is a contra account to other profit and loss statement captions presented below. For a determination of the net basis of those costs the amounts in the table below needs to be deducted from the respective line items.

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Cost of materials	256	689	1,995
Personnel costs	385	665	1,906
Depreciation, amortization and impairment	89	112	287
Other operating costs	88	101	427
Total	818	1,567	4,615

The following table shows the breakdown of own work capitalized:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Development costs	0	968	2,845
Property, plant and equipment	818	599	1,770
Total	818	1,567	4,615

14. Financial result

Financial result consists of the following:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
FINANCIAL INCOME
Embedded derivative	578	0	0
Interest income from fixed deposit	333	0	0
Total	911	0	0
FINANCIAL COSTS
Interest and similar costs on loans	(10,209)	(2,403)	(2,196)
Interest on contract liabilities due to significant financing component	(5,078)	0	0
Interest on lease obligations	(652)	(229)	(185)
Embedded derivative	(172)	0	0
Borrowing costs capitalized in accordance with IAS 23	77	87	233
Total	(16,035)	(2,545)	(2,148)
NET FOREIGN EXCHANGE GAIN/(LOSS)
Net foreign exchange gain/(loss)	562	2,574	826
Financial result	(14,562)	29	(1,322)

15. Income taxes

	For the year ended
€ thousand	December 31, 2023	December 31, 2022
Loss before taxes	(94,080)	(73,806)
Expected taxes applying the domestic tax rate of 28.648% (previous year: 27.725%)	(26,952)	(20,463)
Effect of income tax rate change	52	0
Foreign tax rate differential	97	(19)
Tax effect of expenses that are not deductible for tax purposes / tax adjustments	445	267
Tax effect from losses incurred in the current year and deductible temporary differences for which no deferred taxes were recognized	25,670	18,160
Recognition of previously unrecognized deferred tax assets from deductible temporary differences and on loss carryforwards and reversal of deductible temporary differences / utilization of loss carryforwards for which no deferred taxes were previously recognized	(189)	(448)
Write-up/-down of deferred tax assets	1,164	451
Effect of equity-settled share-based payments	66	1,630
Permanent effects from equity transactions and investments	(292)	0
Other	(613)	399
Tax expense for the fiscal year	(552)	(24)

Due to the start-up losses, deferred tax assets were recognized, only to the extent of taxable temporary differences. Accordingly, no deferred taxes were recognized for corporation tax loss carryforwards in Germany in the amount of €249,550 thousand (2022: €157,043 thousand) and for trade tax loss carryforwards in Germany in the amount of €245,154 thousand (2022: €154,986 thousand). The same applies to foreign tax loss carryforwards in the amount of €16,652 thousand (2022: €17,552 thousand). Deductible temporary differences were not recognized in the amount of €4,283 thousand (2022: €1,699 thousand). The utilization of the tax loss carryforwards and deductible temporary differences is ensured to the extent that sufficient taxable temporary differences will be available after the deduction of amounts corresponding to minimum taxation legislation in Germany for each particular year of usage.

As of December 31, 2023, domestic loss carryforwards totaled €256,941 thousand for corporation tax and €252,481thousand for trade tax (2022: €168,538 thousand and €166,481 thousand, respectively). These loss carryforwards do not expire. Foreign tax loss carryforwards in the amount of €0 thousand will expire in 2037 if not used (2022: €648 thousand). Foreign tax loss carryforwards in the amount of €16,652 thousand (2022: €16,904 thousand) do not expire.

During the year ended December 31, 2023, the Group used previously unrecognised tax losses to reduce current tax expense in the amount of €189 thousand (2022: €0 thousand).

Balance of deferred tax assets and liabilities:

	December 31, 2023		December 31, 2022		2023	2022
€ thousand	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Changes recognized in profit or loss
Intangible assets	0	3,731	12	4,901	1,158	529
Right-of-use-assets	0	7,004	0	2,236	(4,768)	(2,238)
Property, plant, and equipment	808	0	333	0	475	232
Other non-financial assets	0	0	0	48	48	(48)
Inventories	0	381	2	121	(261)	(198)
Other financial and non-financial assets	85	0	0	0	85	0
Provisions	435	1	56	1	379	(32)
Lease liabilities	6,607	0	2,221	0	4,385	2,221
Contract Liabilities	1,287	0	0	0	1,287	0
Other financial and non-financial liabilities	20	1,451	0	273	(1,158)	(251)
Tax loss carryforwards and tax credits	2,109	0	3,187	0	(1,078)	(193)
Offsetting	(11,351)	(11,351)	(5,812)	(5,812)	0	0
Total	0	1,215	0	1,767	552	24

16. Earnings per share

Basic earnings per share is calculated by dividing earnings after taxes attributable to the shares by the number of participating shares. Diluted earnings per share is calculated by considering the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds.

Earnings per share were as follows:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Consolidated net profit/loss in € thousand	(93,528)	(73,782)	(45,477)
Weighted-average number of ordinary shares, basic and diluted	6,043,142	5,435,839	4,250,134
Basic and diluted earnings per share in €	(15.48)	(13.57)	(10.70)

17. Intangible assets

Cost

€ thousand	Development costs	Software and licenses	Total
Balance as of Jan. 1, 2021	17,953	347	18,300
Additions	2,924	436	3,360
Disposals	0	(9)	(9)
Balance as of Dec. 31, 2021	20,877	774	21,651
Additions	1,023	142	1,165
Balance as of Dec. 31, 2022	21,900	916	22,816
Additions	0	67	67
Balance as of Dec. 31, 2023	21,900	983	22,883

Amortization and impairment

€ thousand	Development costs	Software and licenses	Total
Balance as of Jan. 1, 2021	158	258	416
Amortization for the year	1,174	93	1,267
Disposals	0	(1)	(1)
Balance as of Dec. 31, 2021	1,332	350	1,682
Amortization for the year	1,359	186	1,545
Impairment for the year	1,531	0	1,531
Balance as of Dec. 31, 2022	4,222	536	4,758
Amortization for the year	1,297	184	1,481
Impairment for the year	3,308	0	3,308
Balance as of Dec. 31, 2023	8,827	720	9,547

Carrying amount

€ thousand	Development costs	Software and licenses	Total
Carrying amount as of Dec. 31, 2021	19,545	424	19,969
Carrying amount as of Dec. 31, 2022	17,678	380	18,058
Carrying amount as of Dec. 31, 2023	13,074	262	13,336

During the year ended December 31, 2023, development costs in the amount of €21,572 thousand (2022: €18,019 thousand, 2021: €17,830 thousand) were recognized as an expense since the criteria set out in IAS 38.57 were not met. Of the total amount of €21,572 thousand (2022: €18,986 thousand, 2021: €20,675 thousand), development costs of €0 thousand (2022: €967 thousand, 2021: €2,845 thousand) were capitalized.

Capitalized development costs

The Group did not capitalize any development costs during the year ended December 31, 2023. During the year ended December 31, 2022, the Group capitalized costs for the development of the CONDOR MEO. However, the CONDOR MEO Technology was subsequently impaired in the amount of €1,531 thousand. During the year ended December 31, 2021, the group capitalized costs for the development of the base SPACE Technology, which represent the technological foundation for the CONDOR products, as well as for the development of the CONDOR MEO.

The development activities for the base SPACE Technology were completed in March 2021. The amortization of the associated capitalized development costs for SPACE Technology started on March 1, 2021.The expected useful life of 15 years for the capitalized SPACE Technology based on an internal assumption of the Group. The useful life is determined on the basis of the length of the expected marketability of the products, customer requirements regarding the ability to deliver the corresponding products, which is up to 12 years for existing customer contracts, and the relatively high market entry barriers for competitors. This assumption is assessed annually.

During the the year ended December 31, 2023, no finance expenses (2022: €56 thousand, 2021: €79 thousand) were capitalized as the cost of the development projects in accordance with IAS 23.

The carrying amounts of the capitalized development projects were as follows:

€ thousand	SPACE	AIR	CONDOR MEO	Total
Carrying amount as of Dec. 31, 2021	15,072	3,965	508	19,545
Carrying amount as of Dec. 31, 2022	13,998	3,680	0	17,678
Carrying amount as of Dec. 31, 2023	13,074	0	0	13,074

The remaining useful life of the capitalized development projects were as follows:

in years	SPACE	AIR
Remaining useful life as of Dec. 31, 2021	14.2	13.5
Remaining useful life as of Dec. 31, 2022	13.2	12.5
Remaining useful life as of Dec. 31, 2023	12.2	0.0

Impairment test of capitalized development costs

AIR Technology

During the year ended December 31, 2023, the Group identified events that might trigger an impairment for the base AIR Technology, mainly due to the facts that the existing and capitalized AIR Technology will not be the basis for the production of HAWK terminals anymore. The Group continues to consider the HAWK market as a significant market and will continue to provide a laser terminal solution. However, the future HAWK solution will be using more components and software from the existing and capitalized SPACE Technology to benefit from similar production processes and the reduction of development and maintenance efforts for the technology.

During the year ended December 31, 2023, an impairment loss of €3,308 thousand is recognized as the recoverable amount is considered to be €0 as the Technology is no longer expected to be used internally and cannot be sold on a reasonable basis. Henceforth, the carrying amount is €0 (2022: €3,680 thousand, 2021: €3,965 thousand).

CONDOR MEO Technology

During the year ended December 31, 2022, the Group identified an event that might trigger an impairment for the CONDOR MEO Technology mainly due to the fact, that the further development of the CONDOR MEO Technology is since October 2022 under re-evaluation. The development of this adaption of the SPACE Technology was developed in connection with a customer’s contract. This contract was breached by the customer and therefore terminated by the Group. In this context, the Group re-evaluated the scenarios regarding the technology’s future and the completion of the development of the CONDOR MEO product variant. Result of the re-evaluation was to focus the currently available resources on the other products and to prioritize the completion of the development of these existing products and ramp up their serial production.

Subsequently, during the year ended December 31, 2022, an impairment loss of €1,531 thousand is recognized as the recoverable amount is considered to be €0 as the technology is not currently being developed. and there was no saleable product based on this technology that is part of the Group's long-term (ten year) planning. At December 31, 2023, the Group is still prioritizing the ramp up of the serial production. However, the long-term market opportunities for the CONDOR MEO Technology are further out than the Group originally planned. As the Group has not yet a fixed plan to continue the development, the Group considers no change in the recoverable amount and therefore, the carrying amount is still €0 (2022: €0, 2021: €508 thousand).

18. Property, plant, and equipment

Cost

€ thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Balance as of Jan. 1, 2021	1,256	4,303	3,151	2,717	11,427
Exchange rate differences	49	0	34	24	107
Additions	1,107	2,437	2,654	2,396	8,594
Reclassifications	562	2,014	311	(2,887)	0
Disposals	(8)	0	(283)	0	(291)
Balance as of Dec. 31, 2021	2,966	8,754	5,867	2,250	19,837
Exchange rate differences	70	(9)	41	22	124
Additions	438	1,239	2,356	4,743	8,776
Reclassifications	136	4,331	105	(4,572)	0
Disposals	0	(1)	(261)	(60)	(322)
Balance as of Dec. 31, 2022	3,610	14,314	8,108	2,383	28,415
Exchange rate differences	(56)	(16)	(40)	(33)	(145)
Additions	35	1,234	2,721	2,680	6,670
Reclassifications	0	449	74	(523)	0
Disposals	(440)	(137)	(220)	(811)	(1,608)
Balance as of Dec. 31, 2023	3,149	15,844	10,643	3,696	33,332

Depreciation

€ thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Balance as of Jan. 1, 2021	206	630	516	0	1,352
Exchange rate differences	4	0	2	0	6
Depreciation for the year	304	773	916	0	1,993
Disposals	0	0	(283)	0	(283)
Balance as of Dec. 31, 2021	514	1,403	1,151	0	3,068
Exchange rate differences	1	0	4	0	5
Depreciation for the year	526	1,419	1,309	0	3,254
Disposals	0	(2)	(219)	0	(221)
Balance as of Dec. 31, 2022	1,041	2,820	2,245	0	6,106
Exchange rate differences	(19)	(3)	(11)	0	(33)
Depreciation for the year	724	1,771	1,243	0	3,738
Impairment for the year	0	1,172	0	0	1,172
Disposals	(291)	(86)	(210)	0	(587)
Balance as of Dec. 31, 2023	1,455	5,674	3,267	0	10,396

Carrying amount

€ thousand	Land and buildings	Machinery	Other plant, furniture, fixtures, and office equipment	Construction in progress	Total
Carrying amount as of Dec. 31, 2021	2,452	7,351	4,716	2,250	16,769
Carrying amount as of Dec. 31, 2022	2,569	11,494	5,863	2,383	22,309
Carrying amount as of Dec. 31, 2023	1,694	10,170	7,376	3,696	22,936

Investments in property, plant, and equipment made during the year ended December 31, 2023, in the amount of €6,670 thousand (2022: €8,776, 2021: €8,594) mainly for the new headquarter of the Group in Munich (Germany) and for production machinery. In prior years, the investments referred primarily to the expansion of production capacities. Other investments were made in IT infrastructure and office equipment.

During the year ended December 31, 2023, finance expenses in the amount of €77 thousand (2022: €32 thousand, 2021: €154 thousand) were recorded as the cost of property, plant, and equipment in accordance with IAS 23.

Impairment of capitalized HAWK terminals

During the year ended December 31, 2023, the Group has recognized an impairment on the base AIR Technology (refer to Note 17) and therefore identified a triggering event for capitalized HAWK terminals based on this base technology. Since the base technology will no longer be used for future production of HAWK terminals, the Group assumes that the recoverable amounts of the capitalized HAWK terminals based on this base technology, which were used for testing purposes, are equal to €0 as the terminals are not expected to be used internally and are not reasonably saleable. Subsequently, the Group recognized an impairment loss of €1,172 thousand. Henceforth, the carrying amount is €0.

19. Right-of-use Assets

Cost

€ thousand	Real estate leases	Other leases	Total
Balance as of Jan. 1, 2021	9,216	19	9,235
Exchange rate differences	168	0	168
Additions	1,995	0	1,995
Disposals	(11)	0	(11)
Balance as of Dec. 31, 2021	11,368	19	11,387
Exchange rate differences	196	0	196
Additions	688	750	1,438
Disposals	(5)	(11)	(16)
Balance as of Dec. 31, 2022	12,247	758	13,005
Exchange rate differences	(117)	0	(117)
Additions	21,472	760	22,232
Disposals	(4,928)	(8)	(4,936)
Balance as of Dec. 31, 2023	28,675	1,509	30,184

Depreciation

€ thousand	Real estate leases	Other leases	Total
Balance as of Jan. 1, 2021	1,287	6	1,293
Exchange rate differences	17	0	17
Depreciation for the year	1,252	5	1,257
Disposals	(7)	0	(7)
Balance as of Dec. 31, 2021	2,549	11	2,560
Exchange rate differences	13	0	13
Depreciation for the year	1,647	14	1,661
Disposals	0	(11)	(11)
Balance as of Dec. 31, 2022	4,209	14	4,223
Exchange rate differences	(47)	(2)	(49)
Depreciation for the year	1,836	87	1,923
Disposals	(2,078)	(3)	(2,081)
Balance as of Dec. 31, 2023	3,920	96	4,016

Carrying amount

€ thousand	Real estate leases	Other leases	Total
Carrying amount as of Dec. 31, 2021	8,819	8	8,827
Carrying amount as of Dec. 31, 2022	8,038	744	8,782
Carrying amount as of Dec. 31, 2023	24,755	1,413	26,168

The Group has entered into leases for real estate and machinery that it uses for its operations. The useful life of real estate ranges from four to 15 years. The rental contracts for machinery range from four to six years and contain purchase options which management expects to exercise. The obligations of the Group from its lease agreements are collateralized through the lessor’s ownership of the leased assets. Several lease agreements contain extension and termination options that are described in more detail below.

The Group has also entered into lease agreements for properties and operating and office equipment with a term of not more than 12 months, as well as leases for low-value office equipment. For these leases, the Group applies the practical expedients applicable to short-term leases and leases for low-value assets.

The additions presented during the year ended December 31, 2023, in the amount of €22,232 thousand (2022: €1,438 thousand, 2021: €1,995) primarily relating to the lease of the new headquarter in Munich in Germany.

The following amounts were recognized in profit or loss:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Interest costs for lease liabilities	652	229	185
Costs for leases of low-value assets	29	6	6
Costs for short-term leases	2	26	13

The Group's cash outflows for leases amounted to €2,916 thousand in 2023 (2022: €1,942 thousand, 2021: €1,241 thousand).

Several real estate’s leases include extension options. Wherever possible, the Group seeks to include extension options when entering into new leases in order to ensure operational flexibility. The extension options can be exercised only by the Group, not by the lessor. The Group assesses on the commencement date whether an exercise of the extension option is reasonably certain. If a significant event or a significant change in circumstances outside of the Group’s control occurs, the Group reassesses whether the exercise of the extension option is reasonably certain. No extension option is considered in the measurement of the right-of-use asset and the lease liability except for the extension option in the new headquarter in Munich (Germany) during the year ended December 31, 2023, which has a term of 10 year and an extension option of five years. This extension option is expected to be exercised as the Group invested a significant amount in lease improvements.

The following table shows the undiscounted potential future lease payments from the exercise of extension options:

€ thousand	Within five years	Over five years	Total
Extension options that are not expected to be exercised	2,036	4,048	6,084

The following table shows the undiscounted future payments for a not yet commenced leasing contract. The probable commencement date is January 1, 2024.

€ thousand	Within five years	Over five years	Total
Future payments for a not yet commenced leasing contract	11	0	11

Impairment test right-of-use asset Gilching

During the year ended December 31, 2023, the Group identified events that might trigger an impairment for the right-of-use asset of the lease of the previous headquarter in Gilching (Germany), mainly due to the fact that the Group moved into a new headquarter in Munich (Germany) and since then the real estate in Gilching (Germany) is only used for minor storage purposes. The Group is actively seeking a new tenant as the lease expires in April 2028. Approximately 65% of the property has been and will be transferred to a new tenant in November 2023 and January 2024. This transfer is fully recognized during the year ended December 31, 2023, in the form of a lease modification of the respective right-of-use asset and lease liability. Therefore, the remaining part of the property was tested for an impairment due to the significant change in usage.
The value in use is considered to be €0 as the Group does not use the office. However, the fair value less costs to sell for the right-of-use asset is considered to be close to its carrying amount as the new tenant has agreed to the same terms and conditions under which the Group leased the asset previously. Furthermore, as the asset was included in the asset impairment test (see Note 25) and the asset impairment test did not reveal any indication of impairment, the Group did not recognize any impairment of the right-of-use asset. Henceforth, the carrying amount is €1,743 thousand (2022: €7,868 thousand, 2021: €7,277 thousand).

20. Equity-accounted investees

Joint venture

In July 2022, Mynaric AG entered into a joint venture agreement with Isar Aerospace Technologies GmbH, REFLEX aerospace GmbH, and SES Astra Services Europe S.a.r.l. and established UNIO Enterprise GmbH ("UNIO"), Munich. The share capital amounted to €25,000 and the shareholding is 21.25% (2022: 25.0%) for each shareholder. The Group recognized UNIO as equity-accounted investee in the Group’s condensed consolidated statements of financial position.

Considering the share of the profit and loss of UNIO the carrying amount of the investment amounts to €0 as at December 31, 2023 (2022: €355).

21. Inventories

Inventories consist of the following:

€ thousand	December 31, 2023	December 31, 2022
Raw materials and supplies	20,975	10,851
Work in progress	832	2,058
Finished goods	888	439
Total	22,695	13,348

During the year ended December 31, 2023, inventories of €18,043 thousand (2022: €13,378 thousand, 2021: €7,964 thousand) were recognized as a cost during the year.

The Group recognized the following write-downs of inventories during the years:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Write-downs of raw material and supplies	(9,569)	(5,601)	(2,039)
Write-downs of work in progress	(470)	(1,225)	(397)
Write-downs of finished goods	(337)	(657)	(65)
Total	(10,375)	(7,483)	(2,501)

The write-downs for the year ended December 31, 2023, refer mainly to materials relevant for production of HAWK and CONDOR MK3. The write-downs on HAWK materials result from general decision to cease production on the HAWK solution and the underlying AIR Technology (refer to Note 17). The write-downs for the year ended December 31, 2022, refer to materials relevant for production of CONDOR Mk1, CONDOR Mk2 and CONDOR MEO. The write-downs for the year ended December 31, 2021, refer to materials relevant for production of CONDOR Mk1 and CONDOR Mk2. The corresponding raw materials were written down to their recoverable amount.

22. Trade receivables

Trade receivables consist of the following:

€ thousand	December 31, 2023	December 31, 2022
Trade receivables	630	1,101
Loss allowance (ECL)	(330)	0
Total	300	1,101

On that basis, the loss allowance as at December 31, 2023, and 2022, was determined as follows for trade receivables:

€ thousand	2023	2022
Balance as of January 1,	0	0
Additions	330	0
Utilization	0	0
Reversals	0	0
Net foreign exchange effects	0	0
Balance as of December 31,	330	0

The loss allowances for trade receivables as at December 31, 2023, and 2022, reconcile to the opening loss allowances as follows:

€ thousand	not overdue	1 to 30 days overdue	more than 90 days overdue
Gross value of trade receivables as of December 31, 2022	656	444	0
Loss allowance (ECL)	0	0	0
Expected default risk in relation to ECL	0	0	0
Gross value of trade receivables as of December 31, 2023	178	0	451
Loss allowance (ECL)	(3)	0	(327)
Expected default risk in relation to ECL	1.6%	0.0%	72.4%

All receivables result from contracts with customers. All trade receivables are denominated in US dollars and relate to two contracts with two costumers as of each period end date. The maximum default risk for receivables is their carrying amount. Further information on the loss allowance and the Group's exposure to credit risk is described in Note 35.2 a).

23. Other financial and non-financial assets

Non-current and current financial and non-financial assets consist of the following:

	December 31, 2023		December 31, 2022
€ thousand	Current	Non-current	Current	Non-current
NON-FINANCIAL ASSETS
Advance payments	5,887	0	625	0
Tax receivables	1,125	0	2,166	0
Prepaid expenses	737	0	2,238	0
Deferred capital raise preparation costs	82	0	0	0
Other	117	0	433	0
Total non-financial assets	7,948	0	5,461	0
FINANCIAL ASSETS
Receivables from suppliers	357	0	48	0
Receivables from funded projects	188	0	0	0
Security deposits	0	1,200	0	449
Embedded derivative	0	0	172	0
Total financial assets	545	1,200	220	449
Total	8,493	1,200	5,681	449

The maximum default risk for financial and non-financial assets is their carrying amount.

24. Cash and cash equivalents

As of the reporting date, the balance of cash and cash equivalents amounts to €23,958 thousand (2022: €10,238 thousand, 2021: €48,143 thousand) and comprises primarily balances held with banks.

25. Impairment test for non-financial assets

During the year ended December 31, 2023, the Group identified events that might trigger an impairment for non-financial assets mainly due to the fact that the existing and capitalized AIR Technology will not be the basis for the production of HAWK terminals anymore (refer to Note 17). Consequently, the segment SPACE, which represent a single cash-generating unit, is allocated all assets not directly attributable to the AIR segment, which also represents a single cash-generating unit.

The recoverable amount of the intangible assets is based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

The key assumptions for determining the fair value less costs of disposal are the discount rates, expected number of sold terminals and the respective selling prices and direct costs during the planing period. Management estimates discount rates using post-tax rates that reflect current market assessments of the time value of money and the risks specific to each CGU, which are identical to the reportable segments. The Company prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next 10 years. The Group estimates the cash flows generated by the sale of terminal equipment based on internal expectations, which in turn are based in part on external market studies, expected profits in tendered projects from private and public customers, and potential new business areas. The planned costs consider the number of terminals expected to be sold and the general growth of other operating expenses and estimated price increases. A growth rate of 1% was used for deriving the terminal value.

The Company uses a post-tax discount rates of 18.17% for both segment CGUs (2022: 19.07%, 2021: 17.66%) based on the historical industry weighted average cost of capital, with a possible debt leveraging of 14.46% (2022: 14.60%, 2021: 17.00%), a market premium of 7.00% (2022: 7.50%, 2021: 8.00%) and a risk premium of 10.00% (2022: 10.00%, 2021: 11.00%).

The impairment test did not uncover any indication for asset impairment as of December 31, 2023. This result would not change when considering any reasonably possible change in the key assumptions.

26. Equity

26.1. Subscribed capital

a)
Issued share capital

As of January 1, 2023, the Company’s share capital amounted to €5,668,391, divided into €5,668,391 bearer shares with a nominal value of €1.00 per share.

During the year ended December 31, 2023, share capital was increased to €6,233,615 through the issuance of a total of 565,224 bearer shares with a nominal value of €1.00 per share. This was due to the following transaction:

Equity investment 2023

In connection with the loan agreement (refer to Note 30), on April 25, 2023, the Company and two affiliates of the Lenders (the “Subscribers” / for "Lenders" refer to the loan agreement dated April 25, 2023, disclosed in Note 30) entered into a subscription agreement, pursuant to which the Subscribers subscribed for 401,309 and 163,915 new ordinary registered shares, respectively. The placement price for the new shares was €22.02 per ordinary share, resulting in aggregate proceeds raised of €12.8 million. On the same day, the management board of the Company resolved, with the approval of the supervisory board, to increase the Company’s share capital from €5,668,391.00 to €6,233,615.00 by issuing 565,224 new ordinary registered shares by partially utilizing the Authorized Capital 2022/I and with the exclusion of the shareholders’ subscription rights.

Due to this transaction the share capital increased by €565,224.00 and the capital reserve by €12,203,777.81. The increase of the capital reserve was offset by directly attributable transaction costs in the amount of €1,420 thousand.

For descriptions of the Authorized Capital 2022/I refer to Note 26.1 c).

b)
Conditional capital

As of December 31, 2023, there is conditional capital in the amount of €2,720,541 (2022: €2,619,974, 2021: €2,046,474).

2017/I Conditional Capital

On June 12, 2020, the Annual General Meeting resolved to reduce 2017/I Conditional Capital to €1,500.00, which is used to grant stock option rights to employees of the Company or its affiliates.

On July 14, 2022, the Annual General Meeting resolved to rescind the 2017 Conditional Capital and the 2021/I Conditional Capital.

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

On August 7, 2023, the Annual General Meeting resolved to reduce 2019 Conditional Capital to €173,250.00 to serve the issued stock options under this conditional capital.

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

On July 14, 2022, the Annual General Meeting resolved to rescind the 2021/I Conditional Capital.

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

2023/I Conditional Capital

Based on an authorization of the Annual General Meeting on July 14, 2022, 2023/I Conditional Capital was created which led to a contingent increase in the Company’s share capital by up to €197,317 through the issue of up to 197,317 new no-par-value bearer or registered shares.

The Supervisory Board is authorized, to grant stock option rights for shares to members of the Management Board of the Company on one or more occasions until August 6, 2028.

c)
Authorized capital

As of December 31, 2023, there is authorized capital in the amount of €3,079,679 (2022: €2,605,325, 2021: €880,325).

2021/I Authorized Capital

On May 14, 2021, the Annual General Meeting resolved to create 2021/I Authorized Capital. The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until May 13, 2026, by up to a total amount of €1,841,827.00 through the issue of up to 1,841,827 new no-par-value bearer shares against cash contributions and/or contributions in kind.

As a result of the capital increases carried out in fiscal year 2021, Authorized Capital 2021/I amounts to €691,827.00 as of December 31, 2021.

On July 14, 2022, the Annual General Meeting resolved to rescind the Authorized Capital 2021/I.

2021/II Authorized Capital

On May 14, 2021, the Annual General Meeting resolved to create 2021/II Authorized Capital .

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

2022/I Authorized Capital

On July 14, 2022, the Annual General Meeting resolved to create 2022/I Authorized Capital.

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until July 13, 2027, by up to a total amount of €2,154,680 through the issue of up to 2,154,680 new no-par-value bearer or registered shares against cash contributions and/or contributions in kind.

As a result of the capital increase carried out in fiscal year 2023, Authorized Capital 2022/I were used. An amount of €1,589,456.00 was outstanding as of May 3, 2023.

On August 7, 2023, the Annual General Meeting resolved to rescind the Authorized Capital 2022/I.

2022/II Authorized Capital

On July 14, 2022, the Annual General Meeting resolved to create 2022/II Authorized Capital .

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until July 13, 2028, by up to a total amount of €262,147 through the issue of up to 262.147 new no-par-value bearer or registered shares against cash contributions and/or contributions in kind.

Authorized Capital 2022/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs. Shareholder subscription rights are excluded.

2023/I Authorized Capital

On August 7, 2023, the Annual General Meeting resolved to create 2023/I Authorized Capital.

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until August 6, 2028, by up to a total amount of €2,493,446 through the issue of up to 2,493,446 new no-par-value bearer or registered shares against cash contributions and/or contributions in kind.

2023/II Authorized Capital

On August 7, 2023, the Annual General Meeting resolved to create 2023/II Authorized Capital.

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions until August 6, 2028, by up to a total amount of €172,716 through the issue of up to 172.716 new no-par-value bearer or registered shares against cash contributions and/or contributions in kind.

Authorized Capital 2023/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment entitlements arising under the RSUs. Shareholder subscription rights are excluded.

26.2. Capital reserve

The capital reserve comprises the premiums received in connection with the issuance of new shares, equity-settled share-based payments, and the incremental costs directly attributable to the specific capital increases.

26.3. Exchange rate differences

The reserve for exchange rate differences comprises all currency translation differences arising due to the translation of the financial statements of foreign operations.

27. Provisions

Current and non-current provisions changed as follows:

€ thousand	Jan. 1, 2023	Utilization	Reversals	Additions	FX	Dec. 31, 2023
Asset retirement obligations	204	0	0	1,127	0	1,331
Litigation	708	179	167	89	0	451
Warranties	28	15	3	8	0	18
Total	940	194	170	1,224	0	1,800
Thereof non-current
Asset retirement obligations	204	0	0	890	0	1,094
Warranties	13	0	2	9	0	20
Total (non-current)	217	0	2	899	0	1,114

The asset retirement obligations mainly reflect the obligations under lease agreements. The additions are based on the lease agreement of the new headquarter in Munich. The outflows are expected for the end of the lease term in 2038. The provision for litigations mainly relates to a legal dispute, which is expected to be settled within 2024.

28. Trade and other payables

Trade and other payables consist of the following:

€ thousand	December 31, 2023	December 31, 2022
Trade payables	7,627	4,222
Other accruals	8,928	5,016
Total	16,555	9,238

29. Contract liabilities

The contract liabilities in the amount of €47,256 thousand (December 31, 2022: €15,297 thousand) consist of payments made by customers presented in accordance with IFRS 15.

The contract liabilities developed as follows:

€ thousand	2023	2022
Current and non-current contract liabilities as of January 1,	15,297	307
Received cash-ins	44,711	16,070
Revenue recognition	(4,746)	(903)
Accumulated interest expenses due to financing component	5,078	0
Net foreign exchange effects	(1,421)	(176)
Current and non-current contract liabilities as of December 31,	58,919	15,297

Adjustment of comparative figures according to IAS 8.41/8.42 a)

During the year ended December 31, 2023, the Group identified a classification error in the financial statements as of December 31, 2022. The error arises from the fact that some of the contracts with customers from the financial years 2021 and 2022 were not considered as contracts with customers in the meaning of IFRS 15.9 ("IFRS 15 Contract"). This was due to the termination for convenience clauses in these contracts. Upon reconsideration, these contracts should have been accounted for as IFRS 15 Contracts because although these contracts contain a termination for convenience clause, they also contain clauses that could be considered equivalent to a termination penalty for the customer, as large portions of the prepayments are non-refundable. As a result, the prepayments received on these contracts, which were previously classified as other non-financial liabilities in the financial statements as of December 31, 2022, should have been classified as contract liabilities. This error has been corrected by adjusting comparative figures in these financial statements.

The current liabilities as of December 31, 2022, have been adjusted as follows:

	As previously reported	Classification error	As adjusted
Current liabilities
Provisions	723		723
Lease liabilities	1,855		1,855
Trade and other payables	9,238		9,238
Contract liabilities	205	15,092	15,297
Loans and borrowings	14,440		14,440
Other financial liabilities	90		90
Other non-financial liabilities	16,658	(15,092)	1,566
Total current liabilities	43,209	0	43,209

The cashflow statement for the year ended December 31, 2022, has been adjusted as follows:

€ thousand	As previously reported	Classification error	As adjusted
Cash flows from operating activities
Consolidated net income/(loss) for the period	(73,782)		(73,782)
Adjustments for:
Income tax expense	(24)		(24)
Depreciation, amortization and impairment	7,989		7,989
Loss from disposals of non-current assets	109		109
Net finance (income) and costs	2,545		2,545
Equity-settled share-based payments	6,133		6,133
Share of profit of equity-accounted investees, net of tax	45		45
Net foreign exchange (gain)/loss	(2,574)		(2,574)
Changes in:
Inventories	(4,958)		(4,958)
Trade receivables	(1,120)		(1,120)
Other financial and non-financial assets	(87)		(87)
Provisions	(296)		(296)
Trade and other payables	2,235		2,235
Contract liabilities	(144)	15,288	15,144
Other financial liabilities	(22)		(22)
Other non-financial liabilities	13,736	(15,288)	(1,552)
Net cash used in operating activities	(50,215)	0	(50,215)

30. Loans and borrowings

Loans and borrowings consist of the following:

	December 31, 2023		December 31, 2022
€ thousand	Current	Non-current	Current	Non-current
Loan agreement - April 25, 2023	3,286	59,496	0	0
Loan agreement - May 02, 2022	0	0	14,440	0
Total	3,286	59,496	14,440	0

On April 25, 2023, Mynaric USA Inc. (“Mynaric USA”), entered into a new five-year term loan agreement with two funds affiliated with a U.S.-based global investment management firm (the “Lenders”), and Alter Domus (US) LLC, as administrative agent. Pursuant to the loan agreement 2023, the lenders agreed to provide Mynaric USA with a secured term loan facility in an aggregate principal amount of $75,000 thousand.

Mynaric USA drew the full amount of the facility (subject to a 1% original issue discount) on the day of the execution of the loan agreement 2023. The loans under the loan agreement 2023 bear interest at a rate equal to Term SOFR (secured overnight financing rate as published by the SOFR Administrator on the website of the SOFR Administrator) for a 3-month tenor (subject to a 2% floor), plus a margin of 10%, and for the first two years, interest in an amount equal to 3% can be paid in kind by increasing the principal amount of the loans. In addition, the loan agreement 2023 requires Mynaric USA to pay an exit fee to the Lenders at the time the loans are repaid, prepaid or accelerated. The exit fee is calculated as 180% of “invested capital” less the cumulative amount of principal repayments and cash interest payments on the loans received prior to the exit date, with “invested capital” defined to mean $74,250 thousand plus the aggregate amount by which the principal amount of the loans is increased as a result of the payment of interest in kind. The exit fee percentage will increase to 185% if the exit fee is triggered on or after the third, but prior to the fourth anniversary of the drawdown date and will increase to 200% if the exit fee is triggered on or after fourth anniversary of the drawdown date. In addition, certain partial mandatory prepayments require the payment of a portion of the exit fee prior to the full repayment of the facility.

The loans under the loan agreement 2023 are guaranteed by the Company and each of its subsidiaries and are secured by a security interest in substantially all of the assets of the Group.

A portion of the proceeds of the loans were used to repay in full the Group’s existing indebtedness under the loan agreement of May 02, 2022, and for fees and expenses associated with entering into the credit agreement 2023, the remaining amount will be used for general corporate purposes.

The loan agreement 2023 contains customary events of default, as well as customary affirmative and negative covenants, including covenants that limit the ability of the borrower and the guarantors to incur indebtedness or liens, make investments, sell assets, pay dividends or engage in mergers or other corporate transactions. Each such covenant is subject to customary exceptions and qualifications. In addition, the loan agreement 2023 contains financial maintenance covenants, including a covenant requiring the Group not to exceed a specified consolidated leverage ratio (as calculated in accordance with the credit agreement) as of the end of any quarter commencing with the quarter ending March 31, 2025 and a covenant requiring the Group to maintain minimum average weekly liquidity of $10,000 thousand during each quarter, commencing with the quarter ending June 30, 2023.

The proceeds from the loan converted to EUR as of the agreement date on April 25, 2023, amount to €67,723 thousand. Considering the transaction costs of €5,796 thousand an amount of €61,926 thousand was recognized as a financial liability. This amount includes an embedded derivative in the amount of €1,179 thousand as of April 25, 2023 (refer to Note 31).

31. Other financial liabilities

Current and non-current other financial liabilities consist of the following:

	December 31, 2023		December 31, 2022
€ thousand	Current	Non-current	Current	Non-current
Embedded derivative	609	0	0	0
Other sundry financial liabilities	432	167	90	249
Total	1,041	167	90	249

The embedded derivative relates to the loan agreement dated April 25, 2023 (refer to Note 30 and Note 35).

32. Other non-financial liabilities

Current other non-financial liabilities consist of the following:

€ thousand	December 31, 2023	December 31, 2022
Liabilities for payroll, social security and payroll tax	544	482
Received prepayments from customers	74	74
Loan related fees	0	782
Other	3	228
Total	621	1,566

Adjustment of comparative figures according to IAS 8.41/8.42 a)

Refer to Note 29.

33. Statement of cash flows

The cash funds correspond to cash and cash equivalents as of the reporting date, comprising primarily cash on hand and bank balances.

The reconciliation of liabilities to the cash flows from financing activities required to be disclosed in accordance with IAS 7.44 is as follows:

		Cash Changes		Non-cash changes
€ thousand	Balance as of Jan. 1, 2023	Inflows	Outflows	Additions	Disposals	Financial income	Financial costs	FX	Balance as of Dec. 31, 2023
Loans and borrowings	14,440	67,723	(20,236)	0	(1,179)	0	2,234	(200)	62,782
Lease liabilities	8,942	0	(2,264)	21,603	(2,923)	0	0	(84)	25,273
Other financial liabilities	339	0	(98)	1,514	0	(567)	23	(4)	1,208
Total	23,721	67,723	(22,598)	23,118	(4,102)	(567)	2,257	(288)	89,263

		Cash Changes		Non-cash changes
€ thousand	Balance as of Jan. 1, 2022	Inflows	Outflows	Additions	Unpaid interest	FX	Balance as of Dec. 31, 2022
Loans and borrowings	0	13,110	0	0	1,330	0	14,440
Lease liabilities	9,027	0	(1,713)	1,439	6	183	8,942
Other financial liabilities	37	420	(137)	15	4	0	339
Total	9,064	13,530	(1,850)	1,454	1,340	183	23,721

		Cash Changes		Non-cash changes
€ thousand	Balance as of Jan. 1, 2021	Inflows	Outflows	Unpaid interest	FX	Reclassifications	Balance as of Dec. 31, 2021
Loans and borrowings	0	7,500	(7,500)	0	0	0	0
Lease liabilities	7,956	0	(1,056)	1,951	0	176	9,027
Other financial liabilities	0	0	0	37	0	0	37
Total	7,956	7,500	(8,556)	1,988	0	176	9,064

34. Related Party Disclosures

In accordance with IAS 24 (Related Party Disclosures), persons or companies which are influenced by the reporting entity or which can exert influence on the reporting entity must be disclosed unless such parties are already included in the consolidated financial statements as a consolidated company. Key management personnel consist of the members of the Management and the Supervisory boards.

34.1. Remuneration for members of the Management Board

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
•
performance-related bonuses,
•
and stock options.

The overall remuneration for the members of the Management Board comprises approximately 40% in fixed remuneration and 60% in performance- related remuneration in the event of 100% target achievement.

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

Stock options

The third remuneration component comprises stock options granted to selected employees in the form of stock options from Stock Option Plans 2019, 2020, 2021, 2022 and 2023, in which the Management Board members also participate. A stock option right entitles the holder to the right to purchase Company shares at the respective exercise price. The vesting period for exercise of the options is four years, starting on the grant date of such options. The options may be exercised within a period of three years after the expiration of the vesting period, provided that the performance target has been achieved.

In the context of these plans, stock options were issued to the Management Board in 2019, 2020, 2021, 2022 and 2023, which entitle the holder to subscribe to Mynaric AG shares. Detailed information about the granted stock options are presented in Note 9.1.

Remuneration granted

The remuneration granted to the Management Board during the year ended December 31, 2023 consists of the following:

	Short-term employee benefits		Long-term equity-settled share-based payments
Year	Basic remuneration in € thousand	Short-term variable remuneration in € thousand	Number of stock options granted	Recognized as expense in € thousand	Severance compensation in € thousand	Total in € thousand
2023	1,475	1,180	75,000	1,515	750	4,920
2022	1,380	488	108,000	1,818	0	3,686

The severance compensation is accounted as an equity-settled share-based payment (refer to Note 9.3).

The former chairman of the Management Board, Bulent Altan, received remuneration for his activities as CEO of the subsidiary Mynaric USA Inc., which is already included in the remuneration granted and paid. The other Management Board members did not receive any remuneration during their term for their activities in a subsidiary.

34.2. Supervisory Board remuneration

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

The annual remuneration for the Supervisory Board is as follows:

	For the year ended
€ thousand	December 31, 2023	December 31, 2022	December 31, 2021
Dr. Manfred Krischke	127	151	80
Bulent Altan	51	0	0
Peter Müller-Brühl	117	121	50
Hans Koenigsmann	64	66	12
Margaret Abernathy	35	0	0
Steve Geskos	59	101	32
Wincent Wobbe	40	67	19
Dr. Gerd Gruppe	0	0	39
Thomas Hanke	0	0	16
Dr. Thomas Billeter	0	0	15
Total	493	506	263

Shareholdings of management and supervisory board members

Based on available information, the board members have the following shareholdings:

Number of shares	December 31, 2023	December 31, 2022	Change
Joachim Horwath	220,527	220,527	0
Peter Müller-Brühl	4,445	4,445	0
Bulent Altan	1,136	1,136	0
Stefan Berndt-von Bülow	174	174	0

34.3. Other related party transactions

Interests in subsidiaries are set out in Note 3.1 and interests in an associated company are set out in Note 20.

No transactions identified with the associated company nor with any other related party during the year ended December 31, 2023.

35. Financial instruments and financial risk management

35.1. Financial instruments

The financial instruments were allocated to the following categories:

	December 31, 2023		December 31, 2022
€ thousand	Current	Non-current	Current	Non-current
Financial Assets measured at amortized costs
Other financial assets	545	1,200	48	449
Cash and cash equivalents	23,958	0	10,238	0
Trade receivables	300	0	1,101	0
Total	24,803	1,200	11,387	449
Derivative Financial Assets measured at fair value through profit and loss	0	0	172	0
Total financial assets	24,803	1,200	11,559	449
Financial Liabilities measured at costs
Trade and other payables	16,555	0	9,238	0
Lease liabilities	5,440	19,833	1,855	7,087
Loans and borrowings	3,286	59,496	14,440	0
Other financial liabilities	432	167	90	249
Total	25,713	79,496	25,623	7,336
Derivative Financial Liabilities measured at fair value through profit and loss	609	0	0	0
Total financial liabilities	26,322	79,496	25,623	7,336

Financial assets

For other financial assets of the category financial assets measured at cost, trade receivables, and cash and cash equivalents, it is assumed that their carrying amounts correspond to their fair values due to their short terms.

The carrying amount of non-current financial assets of the category financial assets measured at cost approximates the fair value. These include non-interest-bearing security deposits. The carrying amount approximates the fair value.

The derivative financial assets consist of a prepayment option. As of December 31, 2023, the loan agreement of May 2, 2022, is repaid in full and therefore, the prepayment option doesn’t exist anymore. The option has a fair value as of December 31, 2022, in the amount of €172 thousand. The prepayment option is recognized as other financial asset measured at fair value through profit and loss and was calculated by applying an option pricing model. This model uses the risk-free interest rate, the credit spread of the group and the interest rate volatility as material input factors. The volatility is considered as material unobservable input factor (Level 3).

Changes in level 3 financial instruments are shown in the following table:

€ thousand	Fair value January 1, 2023	Additions	Disposals	Gains/(losses) recognized in financial income /expenses	FX-effects	Fair value December 31, 2023
Other financial and non-financial assets	172	0	(172)	0	0	0

€ thousand	Fair value January 1, 2022	Additions	Disposals	Gains/(losses) recognized in financial income /expenses	FX-effects	Fair value December 31, 2022
Other financial and non-financial assets	0	454	0	(282)	0	172

Financial liabilities

Other financial liabilities as of December 31, 2023, include a carrying amount of €62,782 thousand relating to the loan agreement from April 25, 2023. The corresponding fair value amounts to €68,992 thousand.

The carrying amount of current financial liabilities in the category financial liabilities measured at cost, such as trade and other payables as well as the remaining other financial liabilities, corresponds to the fair value due to their short terms.

The carrying amount of non-current financial liabilities classified financial liabilities measured at cost, such as other financial liabilities approximate their fair value. The lease liabilities are discounted in accordance with the requirements set out in IFRS 16.

The derivative financial liabilities relating to the loan from April 25, 2023 (refer to Note 30) consist of a prepayment option and an embedded interest rate floor. As of December 31, 2023, the Level 3 fair value of the prepayment option amounts to €111 thousand (December 31, 2022: € 0) and the Level 2 fair value of the embedded floor to €(720) thousand (December 31, 2022: € 0). Both, the prepayment option and the embedded floor, are recognized as other financial liabilities measured at fair value through profit and loss (as both features constitute a multiple embedded derivative in sense of IFRS 9). The entire multiple embedded derivatives are treated as Level 3 instrument. The prepayment option as well as the embedded floor are calculated by applying an option pricing model. For the prepayment option the model uses the risk-free interest rate, the credit spread of the group and the interest rate volatility as material input factors. The credit spread as well as the interest rate volatility are considered as material unobservable input factors (Level 3 – Inputs). For the embedded floor the option price model uses the risk-free interest rate as well as the volatility on the risk-free rate (Level 2 – Inputs).

The table below summarizes the impact on the fair values of Level 3 liabilities by changing the significant unobservable input factors:

	December 31, 2023 - Profit or loss
€ thousand	increase	decrease
Prepayment option in the loan agreement of April 25, 2023
Interest rate volatility (movement +/- 5%)	88	(80)
Credit Spread (movement +/- 1%)	(25)	26

Changes in level 3 financial liabilities are shown in the following table:

€ thousand	Fair value January 1, 2023	Additions	Disposals	(Gains)/losses recognized in financial income /expenses	FX-effects	Fair value December 31, 2023
Other financial liabilities	0	1,179	0	(578)	9	609

Net gains/losses in the profit and loss statement

The net gains/losses by measurement category are as follows:

2023 - € thousand			Other income and cost items, or gain and loss items
Financial assets	AC	Measured at amortized cost	(330)
Derivative financial assets	FVTPL	Measured subsequently at fair value through profit or loss	0
Derivative Financial Liabilities	FVTPL	Measured subsequently at fair value through profit or loss	578

2022 - € thousand			Other income and cost items, or gain and loss items
Financial assets	AC	Measured at amortized cost	0
Derivative financial assets	FVTPL	Measured subsequently at fair value through profit or loss	(282)

2021 - € thousand			Other income and expense items, or gain and loss items
Financial assets	AC	Measured at amortized cost	0
Derivative financial assets	FVTPL	Measured subsequently at fair value through profit or loss	0

35.2. Financial risk management

The Group is exposed to the following risks from the use of financial instruments:

•
Credit risk (see Note 35.2 a))
•
Liquidity risk (see Note 35.2 b))
•
Market risk (see Note 35.2 c))

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

Capital risk management

The Group’s primary financial objectives include increasing the enterprise value on a sustained basis, ensuring solvency at all times to safeguard the Group’s ability as a going concern, and maintaining an optimal capital structure. Ensuring sufficient available liquidity is of key significance in this context. These objectives are managed by means of an integrated controlling concept, in which as part of the monthly closing process, management is provided with current indicators for various items of the financial statements and therefore also for changes in equity, and as the basis for necessary entrepreneurial decisions. The equity ratio as of December 31, 2023, was -41.4% (2022: 34.6%, 2021: 78.6%). The strong decrease of the equity ratio is due to the high consolidated net loss for the financial year 2023 as well as the increase in loans and borrowings, contract liabilities and lease liabilities. The equity ratio was calculated as the ratio of total equity to total assets.

There have been no changes in the Group’s overall capital risk management strategy relative to 2022.

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

Trade receivables are impaired where there is no reasonable expectation of recovery. A general indicator that there is no reasonable expectation of recovery is the failure to make contractual payments for a period of more than 90 days past due, unless other indicators exist that contradict this general assumption..

The overall credit risk exposure is considered low.

Other financial assets

As of the reporting date, other non-current financial assets primarily include security deposits for rental agreements of the Group. Other current financial assets include mainly receivables from suppliers.

The credit risk exposure resulting from receivables from security deposits is considered low since the deposits are hold at separate accounts restricted from usage for other purposes.

Cash and cash equivalents

The estimated loss allowance for cash and cash equivalents was calculated based upon expected losses within 12 months and reflects the short terms to maturity. As of December 31, 2023, the expected credit loss is not material and therefore was not recognized.

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

To ensure the Group’s solvency and its ability as a going concern, the Group implemented an adapted profit and liquidity planning for the year 2024. To ensure the financing, the subsidiary, Mynaric USA Inc. (“Mynaric USA”), entered into a new five-year term loan credit agreement in the amount of $75.0 million, and Mynaric AG received an equity investment in the amount of €12.4 million on April 25, 2023. In March 2024, the Group amended the term loan credit agreement to add a delayed draw term loan facility in an aggregate amount of $20,000 thousand, of which $10,000 thousand remain undrawn as of the date hereof (refer to Note 38).

The following table shows the remaining contractual terms of financial liabilities as of the reporting date, including estimated interest payments. The amounts presented are undiscounted gross amounts, including contractual interest payments but excluding the presentation of netting effects.

	December 31, 2023
€ thousand	Carrying amount	less than 1 year	between 1 and 2 years	between 3 and 5 years	more than 5 years	Total
Trade and other payables	16,555	16,555	0	0	0	16,555
Lease liabilities	25,273	5,679	4,062	10,227	26,022	45,990
Loans and borrowings	62,782	10,227	10,227	106,947	0	127,401
Other financial liabilities	1,208	1,043	98	82	0	1,222
Total	105,818	33,504	14,387	117,256	26,022	191,168

	December 31, 2022
€ thousand	Carrying amount	less than 1 year	between 1 and 2 years	between 3 and 5 years	more than 5 years	Total
Trade and other payables	9,238	9,238	0	0	0	9,238
Lease liabilities	8,942	1,901	1,905	3,405	2,372	9,583
Loans and borrowings	14,440	14,440	0	0	0	14,440
Other financial liabilities	339	188	98	180	0	466
Total	32,959	25,767	2,003	3,585	2,372	33,727

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

Effects of currency risk

The following is a summary of quantitative information about the Group’s currency risk exposure provided to Group management:

December 31, 2023
€ thousand	USD
Intercompany receivables	1,724
Other financial assets	70
Cash and cash equivalents	5,106
Intercompany payables	(11,725)
Trade payables	(1,634)
Net statement of financial position exposure	(6,459)

December 31, 2022
€ thousand	USD
Intercompany receivables	4,060
Other financial assets	7,500
Cash and cash equivalents	3,868
Intercompany payables	(55)
Trade payables	(142)
Other liabilities	(435)
Net statement of financial position exposure	14,796

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

Effects on Group profit/loss
	2023		2022		2021
	Changes in exchange rates		Changes in exchange rates		Changes in exchange rates
€ thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	0	0	0	0	(328)	328
USD	(323)	323	740	(740)	1,818	(1,818)
Total	(323)	323	740	(740)	1,490	(1,490)

Effects on Group equity
	2023		2022		2021
	Changes in exchange rates		Changes in exchange rates		Changes in exchange rates
€ thousand	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%	Increase by 5%	Reduction by 5%
EUR	0	0	0	0	(325)	325
USD	(323)	323	740	(740)	1,818	(1,818)
Total	(323)	323	740	(740)	1,493	(1,493)

The following exchange rates were used:

	Average rate			Spot exchange rate as of the reporting date
	2023	2022	2021	2023	2022	2021
EUR/USD	0.92368	0.95441	0.84819	0.90498	0.93756	0.88292

Interest rate risk

As of the reporting date, the Group does have an multiple embedded derivative related to the loan agreement, which is included in the other financial and non-financial liabilities. This consists of a prepayment option amounting to €111 thousand (December 31, 2022: € 0) and a embedded floor amounting to €(720) thousand (December 31, 2022: € 0). This derivative is exposed to interest rate changes. A sensitivity analysis and their effects on the consolidated equity is disclosed in Note 35.1.

36. Contingent liabilities, commitments and other financial obligations

36.1. Contingent liabilities

Within the course of its ordinary activities, the Group may be involved in legal disputes from time to time. Based on the assessment of the Management Board as well as legal counsel, there are no claims beyond the litigation risks reported in the provisions that may be significant with regard to the Group’s business and its financial position and performance.

36.2. Commitments

As in the previous year, there are no commitments arising under guarantees.

36.3. Other financial obligations

Other financial obligations as of December 31, 2023, are as follows:

€ thousand	up to 1 year	between 1 and 5 years	more than 5 years	Total
Software and licenses	717	631	0	1,349
Incidental rental costs	123	367	27	517
Other	251	344	99	694
Total	1,091	1,342	126	2,559

The significant amount in financial obligations from software and licenses includes an agreement for the use of SAP. The other obligations are primarily service contracts.

In addition, there are financial obligations from outstanding purchase orders for intangible assets and Property, plant and equipment in the following amounts:

€ thousand	December 31, 2023
Intangible assets	12
Property, plant and equipment	3,866
Total	3,878

37. Governing bodies of the Company

The Management Board consists of the following members:

•
Mustafa Veziroglu, Co-CEO, Master of Business Administration, Monte Sereno, California, USA (CEO since August 7, 2023)
•
Bulent Altan, Co-CEO, Master of Science in Aerospace, Playa Vista, California (until August 7, 2023)
•
Stefan Berndt-von Bülow, CFO, graduate in business administration, Tutzing
•
Joachim Horwath, CTO, Dipl.-Ing., Gilching

The Supervisory Board consists of the following members:

•
Bulent Altan, Chairman, Space engineer and CEO of Earhart Consulting LLC (since August 8, 2023)
•
Dr, Manfred Krischke, Chairman, CEO of Cloudeo AG (Chairman until August 7, 2023, and re-elected as a member of the Supervisory Board on August 7, 2023)
•
Peter Müller-Brühl, Deputy Chairman, COO of GreenCom Networks AG
•
Hans Königsmann, member of the Supervisory Board, Former vice president of flight reliability at SpaceX (until December 31, 2023)
•
Steve Geskos, member of the Supervisory Board, Managing Director Rose Park Advisors (until August 7, 2023)
•
Vincent Wobbe, member of the Supervisory Board, Head of Public Markets Investments Apeiron Investment Group (until August 7, 2023)
•
Margaret Abernathy, member of the Supervisory Board, General Counsel at Impulse Space (since August 7, 2023)

38. Events after the reporting date

Grants of stock options to the Management Board in February 2024

As of February 2, 2024, the Group granted 71,400 new stock options under the SOP 2023 (refer to Note 9.1) to the Management Board. The exercise price amounts to €20.97.

Amendment No. 1 to loan agreement dated April 25, 2023

In March 2024, the loan agreement dated April 25, 2023, (refer to Note 30) was amended to add a delayed draw term loan facility in an aggregate principal amount of $20,000 thousand. Proceeds from the delayed draw term loan facility will be used for general corporate purposes. The loan condition remain the same as described in Note 30 The draw $10,000 thousand in April 2023 and therefore, $10,000 thousand remain undrawn as of the date of this report.

Issuance of new shares related to a severance payment

In January 2024, the Management Board and the Supervisory Board have adopted a capital increase resolution, in which they resolved to increase the share capital of Mynaric AG of €6.233.615 by €37,128 to €6,270,743 through the issuance of 37,128 new bearer no par value shares under exclusion of the subscription rights of the shareholders out of the Authorized Capital 2023/I. The 37,128 new shares relate to the severance payment, which is as of December 31, 2023, accounted for as a equity-settled share-based payment (refer to Note 9.3).

Issuance of new shares related to RSUP 2021

In January 2024, the Management Board and the Supervisory Board have adopted a capital increase resolution, in which they resolved to increase the share capital of Mynaric AG of €6,270,743 by €47,579 to €6,318,322 through the issuance of 47,579 new bearer no par value shares under exclusion of the subscription rights of the shareholders out of the Authorized Capital 2021/II. The 47,579 new shares relate to the settlement of 47,579 vested restricted stock units under the RSUP 2021 (refer to Note 9.2).

New member of the Supervisory Board

In April 2024, Arndt Rautenberg joined the Supervisory Board.

Munich, May 17, 2024

The Management Board

Mustafa Veziroglu CEO	Stefan Berndt-von Bülow CFO	Joachim Horwath Founder & CTO