Form 20-F/A
period 2023-12-31
Mynaric AG
filed 2024-06-11
CIK 1850453

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

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

EXPLANATORY NOTE

Mynaric AG (the “Company”) is filing this Amendment No. 1 (the “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on May 17, 2024 (the “Original Form 20-F”).

This Amendment No. 1 is being filed solely to provide an update of Exhibit 15.1 (Consent of Independent Registered Public Accounting Firm) to correct an error in such Exhibit 15.1 in the Original Form 20-F, where the date of the report of the independent registered public accounting firm was inadvertently referenced incorrectly.

This Amendment No. 1 speaks as of the date of the Original Form 20-F, or May 17, 2024. Except as provided above, this Amendment No. 1 does not and does not purport to amend, update or restate any of the information previously included in the Original Form 20-F, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC subsequent to May 17, 2024.

This Amendment No. 1 consists of a cover page, this explanatory note, the signature page, Exhibits 12.1 and 12.2 (new certifications by the Company’s current chief executive officer and chief financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended) and Exhibit 15.1.

ITEM 19. EXHIBITS.

Exhibits	Description

1.1***	Articles of Association of Mynaric AG (translated into English)

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

4.7***	Mynaric AG, Stock Option Program 2023

4.8

Business Opportunity Agreement, dated October 21, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-260357) filed with the SEC on November 3, 2021)

4.9†

Credit Agreement entered into by and between Mynaric USA Inc., Mynaric AG, CO FINANCE II LVS I LLC, CO FINANCE LVS XL LLC and Alter Domus (US) LLC, dated as of April 25, 2023 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 1, 2023)

4.10***†

Amendment No. 1 to Credit Agreement entered into by and between Mynaric USA Inc., Mynaric AG, CO FINANCE II LVS I LLC, CO FINANCE LVS XL LLC and Alter Domus (US) LLC, and solely for purposes of Section 5.4 thereof, Mynaric Government Solutions, Inc., Mynaric Systems GmbH and Mynaric Lasercom GmbH, dated as of March 14, 2024

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-41045) filed with the SEC on May 6, 2022)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

97.1***	Mynaric AG Clawback Policy

101.INS***	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibits	Description

101.SCH***	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104***	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

* Filed herewith.

*** Previously filed or furnished with the Company's Annual Report on Form 20-F on May 17, 2024.

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

Date:June 11, 2024

112